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04035382

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Unicredito Italiano

*CURRENT ADDRESS

PROCESSED
JUL 12 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3185 FISCAL YEAR 12-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dlw

DAT : 7/12/04

UniCredit



99



AR/S
12-31-03

Unicredito Italiano

Reports and Accounts 2003

# 2003 ACCOUNTS

## UniCredito Italiano Group
## Consolidated Report and Accounts

## UniCredito Italiano SpA
## Report and Accounts

These Accounts are a translation of the Italian originals;
please note that the translation has been made solely
for the convenience of international readers.

UniCredito Italiano - Italian Stock Company
Registered office: Genoa, Via Dante, 1
General management: Milan, Piazza Cordusio
Registered in Genoa Trade and Companies Register (Court of Genoa)
Tax Code and VAT Reg. No. 00348170101
Entered in the Register of Banks and Parent Company
of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital stock: € 3.158.168.076 fully paid in

# Presentation

Board of Directors,
Board of Auditors
and External Auditors

# Group Consolidated Report and Accounts

Report on Operations

Accounts and Annexes

External Auditors' Report

# UniCredito Italiano SpA Report and Accounts

Report on Operations

Proposal to Shareholders

Company Accounts and Annexes

Reports and Resolutions

Notes on calculation methods and Glossary

# Board of Directors, Statutory Auditors and External Auditors

as at 31 December 2003

## BOARD OF DIRECTORS

| | |
|---|---|
| Carlo Salvatori * | **Chairman** |
| Eugenio Caponi (with vicarious duties) * | Deputy Chairmen |
| Franco Bellei * | |
| Fabrizio Palenzona * | |
| Alessandro Profumo § | Managing Director/CEO |
| Roberto Bertazzoni § | Directors |
| Vincenzo Calandra Buonaura | |
| Mario Cattaneo | |
| Philippe Citerne | |
| Ambrogio Dalla Rovere | |
| Giovanni Desiderio | |
| Guidalberto di Canossa | |
| Francesco Giacomin § | |
| Piero Gnudi | |
| Mario Greco § | |
| Achille Maramotti | |
| Gianfranco Negri-Clementi | |
| Carlo Pesenti § | |
| Giovanni Vaccarino | |
| Anthony Wyand | |
| Marco Fantazzini | Company Secretary |

* Member of the Chairman's Committee and of the Executive Committee

§ Executive Committee Member

## STATUTORY AUDITORS

| | |
|---|---|
| Gian Luigi Francardo | **Chairman** |
| Giorgio Loli | Auditors |
| Aldo Milanese | |
| Vincenzo Nicastro | |
| Roberto Timo | |
| Giuseppe Armenise | Alternate Auditors |
| Marcello Ferrari | |

## EXTERNAL AUDITORS

Pricewaterhouse Coopers SpA

## Presentation

General Management and Managers in charge of the main Operating Divisions And Head Office Departments

## Group Consolidated Report and Accounts

Report on Operations

Accounts and Annexes

External Auditors' Report

## UniCredito Italiano SpA Report and Accounts

Report on Operations

Proposal to Shareholders

Company Accounts and Annexes

Reports and Resolutions

Notes on calculation methods and Glossary

# General Management
# Managers in charge of the Main Operating Divisions and Head Office Departments

as at 31 December 2003

## GENERAL MANAGEMENT

| | |
|---|---|
| Alessandro Profumo | **Managing Director/CEO** |
| Paolo Fiorentino<br>Pietro Modiano<br>Andrea Moneta<br>Roberto Nicastro | Deputy CEOs |

## MANAGERS IN CHARGE OF THE MAIN OPERATING DIVISIONS AND HEAD OFFICE DEPARTMENTS

| | |
|---|---|
| Roberto Nicastro | Retail Division |
| Pietro Modiano | Corporate Banking Division |
| Andrea Moneta | Private Banking and Asset Management Division |
| Paolo Fiorentino | New Europe Division |
| Maurizia Angelo Comneno | Legal and Corporate Affairs |
| Franco Grosso | Group Audit |
| Pier Luigi Celli | Corporate Identity |
| Fausto Galmarini | Credits |
| Elisabetta Magistretti | Administration |
| Ranieri de Marchis | Planning and Finance |
| Antonio Andrea Monari | Organisation and Human Resources |
| Franco Leccacorvi | Accounts |
| Matteo Montagna | Industrial Relations, Safety at Work |

Presentation

Contents


Group Consolidated Report and Accounts

Report on Operations

Accounts and Annexes

External Auditors' Report

UniCredito Italiano SpA Report and Accounts

Report on Operations

Proposal to Shareholders

Company Accounts and Annexes

Reports and Resolutions

Notes on calculation methods and Glossary

# Contents


**Chart of the Group and Branch Networks *in Italy and abroad*** 8

**UNICREDITO ITALIANO GROUP CONSOLIDATED REPORT AND ACCOUNTS** 17

**Report on Operations** 19
**Financial Summary** 20
- Key Figures 20
- Key Financial Ratios and other Information 21
- Ratings 21
- Divisional Results 22
- Reclassified Accounts 24
  - *Balance Sheet* 24
  - *Profit and Loss Account* 25
- Quarterly Figures 26
  - *Balance Sheet* 26
  - *Profit and Loss Account* 27
- How the Group has grown 1994-2003 28

**Operating Results and Performance** 30
- Profit and Loss Account 30
  - *The international business environment* 30
  - *Profit for the Year* 30
  - *Operating Profit* 30
  - *Net Profit* 38
  - *Reconciliation of net profit* 42
- Balance Sheet - Main Items 43
  - *Loans to Customers* 43
  - *Bad and doubtful debts* 45
  - *Assets under Administration* 49
  - *Assets under Management* 52
  - *Securities Portfolio and Interbank Position* 54
  - *Equity Investments* 55
  - *Shareholders' Equity and Subordinated Debt* 57

**Main Divisional Results** 58
- Retail Division 58
- Corporate Banking Division 73
- Private Banking & Asset Management Division 82
- New Europe Division 93

**Human Resources** 116
**Capital Allocation and Risk Management** 122
**Other Information** 133
- *Shares and Shareholders* 133
- *Group Corporate Reorganisation* 133

**Subsequent Events and Outlook** 138
- *Subsequent Events* 138
- *Outlook* 139

**Consolidated Accounts and Annexes** 143
**Introduction** 144
**Consolidated Accounts** 147
**Notes To The Consolidated Accounts** 157
- Scope of Consolidation 158
- Part A - Accounting Principles 167
- Part B - Notes to the Balance Sheet 174
- Part C - Notes to the Profit and Loss Account 262
- Part D - Other Information 275

**Annexes** 279

**External Auditors' Report** 285

**UNICREDITO ITALIANO SpA REPORT AND ACCOUNTS** 291

**Report on Operations** 293

**To our Shareholders** 294

**Reclassified Accounts** 296
- Balance Sheet 296
- Profit and Loss Account 297

**The Company's activities** 298
- The organisational structure 298
- Business Divisions 300
- Head Office Departments 301
- Human Resources 302
- Main Operating Areas 304
- Loans to customers 306
- Bad and doubtful debts 307
- Customer deposits 307
- Securities portfolio and Interbank position 308
- Equity investments 310
- Shareholders' Equity, Subordinated Debt and Capital Ratios 313

**Profit and Loss Account** 315
- Operating profit 315
- Net profit 318

**Other Information** 320
- Powers delegated to Directors 320
- Related-party Transactions 321
- The transition to International Accounting Standards (IAS) 325

**Subsequent Events and Outlook** 327
- Equity investments 327
- Outlook 327

**Proposal to Shareholders** 331

**Company Accounts and Annexes** 333
**Introduction** 334
**Accounts** 337
**Notes to the Accounts** 343
- Part A - Accounting Principles 344
- Part B - Notes to the Balance Sheet 350
- Part C - Notes to the Profit and Loss Account 414
- Part D - Other Information 427

**Annexes** 433

**Reports and Resolutions** 445
- Statutory Auditors' Report 446
- External Auditors' Report 449
- Resolution passed by the Ordinary Shareholders' Meeting held on 4 May 2004 453

**Notes on calculation method and glossary** 455

## Presentation

Chart of the Group and Branch Networks in Italy and abroad

## Group Consolidated Report and Accounts

Report on Operations

Accounts and Annexes

External Auditors' Report

## UniCredito Italiano SpA Report and Accounts

Report on Operations

Proposal to Shareholders

Company Accounts and Annexes

Reports and Resolutions

Notes on calculation methods and Glossary

# Chart of the Group as at 31 December 2003

**Group Companies included in consolidation (fully consolidated) and other companies consolidated by the net equity method**

- **Retail Division**
- **Corporate Banking Division**
- **Private Banking & Asset Management Division**
- **New Europe Division**
- **Other Companies**

UniCredit

## Scope of consolidation

The Group chart as at 31 December 2003 shows the companies included in the scope of consolidation broken down by applicable Divisions and method of consolidation (full consolidation and net equity methods).

The most significant changes in the Group's scope of consolidation compared to 31 December 2002 are the inclusion of:

- Koç Finansal Hizmetler Group, the joint ownership of which was acquired near the end of 2002 (in December this equity investment, which had just been acquired, was consolidated using the equity method) and which has been consolidated on a proportional basis since March 2003;
- Zivnostenska Banka, which was acquired during the first quarter and temporarily consolidated using the equity method in March, and which has been fully consolidated since June 2003;
- ING Sviluppo Finanziaria SpA, the acquisition of which was finalised on 1 December 2003.

In addition, in June, 21.714% of the capital stock of Banca dell'Umbria was acquired from Fondazione CR Perugia following the latter's exercise of the put option specified in agreements of March 2000. Therefore the stake held in Banca dell'Umbria increased from 74.75% to 96.46%.

A similar transaction was finalised in October with Fondazione Cassa di Risparmio di Carpi regarding 26.1% of the capital stock of the subsidiary bank. Thus, the stake held in Cassa di Risparmio di Carpi increased from 73.81% to 99.91%.

Finally, at the end of December UniCredit Banca per la Casa finalised its acquisition of the medium-term loan and mortgage division of Abbey National Bank Italia (ANBI) consisting of loan volume of about €4,500 million.

To allow for meaningful comparisons of the changes in the balance sheet and profit and loss figures, previous periods were restated to take into account the inclusion of the Koç Group and Zivnostenska Banka by combining their respective book values and assigning to minorities shareholders' equity and net profit for the period. However, in the case of ING Sviluppo Finanziaria, since the profit and loss account has been consolidated only since 1 December, the data are not significant enough to justify a similar treatment. Finally, with regard to balance sheet figures, ANBI's contribution is given in the table of loans, and ING Sviluppo Finanziaria's contribution is given in the tables of indirect deposits, allowing changes to be indicated on a uniform basis.

# UniCredit

## Fully consolidated

### RETAIL

**UNICREDIT BANCA S.p.A.**
Main office: Bologna

**Other banks**

BANCA DELL'UMBRIA 1462 S.p.A.
Main office: Perugia

CASSA RISPARMIO DI CARPI S.p.A.
Main office: Carpi

CLARIMA BANCA S.p.A.
(now UNICREDIT CLARIMA BANCA S.p.A.)
Main office: Milan

UNICREDIT BANCA PER LA CASA S.p.A.
(formerly ADALYA BANCA IMMOBILIARE S.p.A.)
Main office: Milan

**Financial and other companies**

CREDITRAS PREVIDENZA SIM S.p.A.
Main office: Milan

GRIFOFACTOR S.p.A.
Main office: Perugia

### CORPORATE BANKING

**UNICREDIT BANCA D'IMPRESA S.p.A.**
Main office: Verona

**UNICREDIT BANCA MOBILIARE S.p.A.**
Main office: Milan

**Other banks**

TRADINGLAB BANCA S.p.A.
Main office: Milan

UNICREDIT BANCA MEDIOCREDITO S.p.A.
(formerly BANCA MEDIOCREDITO S.p.A.)
Main office: Turin

UNICREDITO GESTIONE CREDITI S.p.A.
Main office: Verona

**Financial and other companies**

EURO CAPITAL STRUCTURES Ltd
Main office: Dublin ◆

LOCAT S.p.A.
Main office: Bologna

LOCAT LEASING CROATIA d.o.o.
Main office: Zagreb ◆

QUERCIA FUNDING S.r.l.
Main office: Verona

S+R Investimenti e Gestioni S.G.R.p.A.
Main office: Milan

TYRERESCOM Ltd
Main office: Dublin ◆

UNICREDIT FACTORING S.p.A.
Main office: Milan

UNIRISCOSSIONI S.p.A.
Main office: Turin

### PRIVATE BANKING & ASSET MANAGEMENT

**UNICREDIT PRIVATE BANKING S.p.A.**
Main office: Turin

**Other banks**

BANCA AGRICOLA COMMERCIALE S.MARINO S.A.
Main office: Borgo Maggiore (San Marino) ◆

BANQUE MONEGASQUE DE GESTION S.A.
Main office: Monaco (Montecarlo) ◆

UNICREDIT (SUISSE) BANK S.A.
Main office: Lugano ◆

UNICREDIT XELION BANCA S.p.A.
(formerly XELION BANCA S.p.A.)
Main office: Milan

**Pioneer Global Asset Management Group**

PIONEER GLOBAL ASSET MANAGEMENT S.p.A.
Main office: Milan

KI7 (7) LIMITED
Main office: London ◆

*ORBIT ASSET MANAGEMENT LTD*
*Main office: Bermuda* ✓◆

PIONEER ALTERNATIVE INVESTMENT MANAGEMENT Ltd
Main office: Dublin ◆

PIONEER ALTERNATIVE INVESTMENT MANAGEMENT S.G.R.p.A.
Main office: Milan

PIONEER ALTERNATIVE INVESTMENTS MANAGEMENT (Bermuda) Ltd
(formerly MOMENTUM HOLDINGS Ltd)
Main office: Bermuda ◆

PIONEER ALTERNATIVE INVESTMENTS (Israel) Ltd
(formerly SPECIAL FUND MARKETING ISRAEL Ltd)
Main office: Raanan ◆

PIONEER ALTERNATIVE INVESTMENTS (New York) Ltd
(formerly MOMENTUM NEW YORK Ltd)
Main office: Dover ◆

## Consolidated by net equity method

### RETAIL

**Financial and other companies**

COMMERCIAL UNION VITA S.p.A.
Main office: Milan

CREDITRAS ASSICURAZIONI S.p.A.
Main office: Milan

CREDITRAS VITA S.p.A.
Main office: Milan

E2E INFOTECH Ltd.
Main office: London ◆

GRIFO INSURANCE BROKERS S.r.l.
Main office: Perugia

TLX S.p.A.
Main office: Milan

TRADINGLAB INC.
Main office: New York ◆

UNICREDIT ASSICURA S.r.l.
(formerly UNICREDITASSICURA S.r.l.)
Main office: Milan

VIVACITY S.p.A.
Main office: Rome

### CORPORATE BANKING

**Financial and other companies**

UNICREDIT BROKER S.p.A.
(formerly BROKER CREDIT S.p.A.)
Main office: Milan

I-FABER S.p.A.
Main office: Milan

IKB CORPORATELAB S.A.
Main office: Luxembourg ◆

LOCAT RENT S.p.A.
Main office: Milan

SVILUPPO NORD-OVEST S.G.R.p.A.
Main office: Turin

UNICREDIT INTERNATIONAL SERVICES (UNICIIS) S.r.l.
Main office: Rome

UNICREDIT SERVICELAB S.p.A.
Main office: Milan

VENTURA FINANCE S.p.A.
Main office: Turin

### PRIVATE BANKING & ASSET MANAGEMENT

**Financial and other companies**

OT FINANCIAL SERVICES NOMINEES LTD
Main office: London ◆

PIONEER CONSULTING SERVICES S.A.
Main office: Warsaw ◆ ▲

S.S.I.S. SOCIETÀ SERVIZI INFORMATICI SAMMARINESE S.p.A.
Main office: Borgo Maggiore (S. Marino) ◆

UNICREDIT CONSULTING S.r.l.
Main office: Milan

**LEGEND**

- ◆ Registered outside Italy
- ▲ Pioneer USA Group company
- ✓ *CONSOLIDATED USING THE PROPORTIONAL METHOD*

)NEER ALTERNATIVE
'ESTMENTS (Uk) Ltd
merly MOMENTUM UK Ltd)
i office: London ◆

)NEER ASSET MANAGEMENT S.A.
merly PIONEER INSTITUTIONAL
'ESTMENT MANAGEMENT S.A.)
i office: Luxembourg ◆

)NEER CZECH FINANCIAL
MPANY Sro
i office: Prague ◆

)NEER CZECH INVESTMENT
MPANY A.S.
i office: Prague ◆

)NEER FONDS
RKETING GMBH
i office: Munich ◆

)NEER GLOBAL FUNDS
TRIBUTOR Ltd
i office: Hamilton ◆

)NEER GLOBAL
'ESTMENTS Ltd
i office: Dublin ◆

)NEER GLOBAL INVESTMENTS
stralia) (PTY) Ltd
merly MOMENTUM AUSTRALIA
y) Ltd)
i office: Melbourne ◆

)NEER GLOBAL
'ESTMENTS (Hk) Ltd
merly MOMENTUM ASIA
ng Kong) Ltd)
i office: Hong Kong ◆

)NEER INVESTMENT
NAGEMENT Ltd
i office: Dublin ◆

)NEER INVESTMENT
NAGEMENT S.G.R. p.A.
i office: Milan

)NEER INVESTMENT
NAGEMENT USA Inc.
i office: Delaware ◆

)NEER PEKAO INVESTMENT
NAGEMENT S.A.
i office: Warsaw ◆

PIONEER PEKAO TFI S.A.
Main office: Warsaw ◆

**Pioneer USA Group ◆**

PIONEER FUNDS
DISTRIBUTOR Inc.
Main office: Boston

PIONEER INVESTMENT
MANAGEMENT Inc.
Main office: Wilmington

PIONEER INVESTMENT
MANAGEMENT SHAREHOLDER
SERVICES Inc.
Main office: Boston

**Financial and other companies**

BAC FIDUCIARIA S.p.A.
Main office: Dogana Repubblica di San Marino ◆

CORDUSIO Società
Fiduciaria per Azioni
Main office: Milan

F.R.T. FIDUCIARIA RISPARMIO
TORINO SIM S.p.A.
Main office: Turin

UNICREDIT PRIVATE ASSET
MANAGEMENT S.G.R.p.A.
(formerly ROLO PIONEER
S.G.R.p.A.)
Main office: Bologna

**Pekao Group ◆**

BANK PEKAO S.A.
Main office: Warsaw

BANK PEKAO (UKRAINA) Ltd
Main office: Luck

CDM PEKAO S.A.
Main office: Warsaw

DRUKBANK Sp.zo.o.
Main office: Zamosc

LEASING FABRYCZNY Sp.zo.o.
Main office: Lublin

PEKAO FAKTORING Sp.zo.o.
Main office: Lublin

PEKAO FUNDUSZ KAPITALOWY
Sp.zo.o - Main office: Lodz

*PEKAO LEASING Sp.zo.o.*
Main office: Warsaw

PEKAO PIONEER PTE S.A.
Main office: Warsaw

**Zagrebacka Group ◆**

ZAGREBACKA BANKA D.D.
Main office: Zagreb

POMINVEST D.D. - Main office: Split

PRVA STAMBENA STEDIONICA D.D.
Main office: Zagreb

UNIVERSAL BANKA D.D.
Main office: Sarajevo

VARAZDINSKA BANKA D.D.
Main office: Varazdin

ZAGREBACKA BANKA BH D.D.
Main office: Mostar

ZAGREB NEKRETNINE D.O.O.
Main office: Zagreb

ZB INVEST D.O.O.
Main office: Zagreb

**Koç Financial Services Group ◆**

*KOÇ FINANSAL HIZMETLER A.S.*
*Main office: Istanbul ✓*

*KOÇBANK A.S. - Main office: Istanbul ✓*

*KOÇBANK (AZERBAIJAN) LTD*
*Main office: Baku ✓*

*KOÇBANK NEDERLAND N.V.*
*Main office: Amsterdam ✓*

*KOÇFAKTOR - KOÇ FAKTORING*
*HIZMETLERI A.S.*
*Main office: Istanbul ✓*

*KOÇLEASE - KOÇ FINANSAL*
*KIRALAMA A.S.*
*Main office: Istanbul ✓*

*KOÇ PORTFOY YONETIMI A.S.*
*Main office: Istanbul ✓*

*KOÇ YATIRIM MENKUL*
*DEGERLER A.S.*
*Main office: Istanbul ✓*

**Other banks ◆**

BULBANK A.D.
Main office:Sofia

UNIBANKA A.S.
Main office: Bratislava

UNICREDIT ROMANIA S.A.
Main office: Bucharest

ZIVNOSTENSKA BANKA A.S.
Main office: Prague

**Financial companies ◆**

DEMIR ROMLEASE S.A.
(now UNICREDIT LEASING
ROMANIA S.A.)
Main office: Bucharest

DEMIR SECURITIES
ROMANIA S.A.
Main office: Bucharest

XELION DORADCY FINANSOWI
Sp.zo.o (formerly PEKAO
INFORMATYKA Sp.zo.o)
Main office: Lodz

ZB ASSET MANAGEMENT A.S.
Main office: Prague

ZB TRUST INVESTICNI
SPOLECNOST A.S.
Main office: Prague

**Banks**

UNICREDITO ITALIANO BANK (IRELAND)
Plc - Main office: Dublin ◆

**Financial and other companies**

CARIVERONA IRELAND Plc - Main office: Dublin ◆

C.R. TRIESTE IRELAND Ltd - Main office: Dublin ◆

FIDA SIM S.p.A. - Main office: Turin

ING SVILUPPO FINANZIARIA S.p.A. (now
SVILUPPO FINANZIARIA S.p.A.) - Main office: Milan

ING INVESTMENT MANAGEMENT ITALIA S.g.r.
S.p.A. (now PIXEL INVESTMENT MANAGEMENT
S.G.R.p.A.) - Main office: Milan

ING SVILUPPO FIDUCIARIA SIM S.p.A.
(now SVILUPPO FIDUCIARIA SIM S.p.A.)
Main office: Milan

ING SVILUPPO INVESTIMENTI SIM S.p.A.
(now SVILUPPO INVESTIMENTI SIM S.p.A.)
Main office: Milan

UNICREDIT DELAWARE Inc. - Main office: Dover ◆

UNICREDITO ITALIANO -
CAPITAL TRUST I - Main office: Newark ◆

UNICREDITO ITALIANO -
CAPITAL TRUST II - Main office: Newark ◆

UNICREDITO ITALIANO -
FUNDING LLC I - Main office: Dover ◆

UNICREDITO ITALIANO -
FUNDING LLC II - Main office: Dover ◆

**Ancillary companies**

CORDUSIO IMMOBILIARE S.p.A.
Main office: Milan

QUERCIA SOFTWARE S.p.A. - Main office: Verona

TRIVIMM S.r.l. - Main office: Verona

UNICREDIT AUDIT S.p.A. - Main office: Milan

UNICREDIT PRODUZIONI
ACCENTRATE S.p.A. - Main office: Milan

UNICREDIT REAL ESTATE S.p.A.
Main office: Milan

UNICREDIT SERVIZI INFORMATIVI S.p.A.
Main office: Milan

## NEW EUROPE

**Pekao Group ◆**

ANICA SYSTEM S.A.
Main office: Lublin

BDK CONSULTING Ltd
Main office: Luck

CENTRAL POLAND FUND LLC
Main office: Wilmington

CENTRUM KART S.A.
Main office: Warsaw

FABRYKA MASZYN Sp.zo.o
Main office: Janov Lubelski

FABRYKA SPRZETU
OKRETOWEGO "MEBLOMOR" S.A.
Main office: Czarnkow

GRUPA INWESTYCYJNA
NYWING S.A.
Main office: Warsaw

HOTEL JAN III SOBIESKI Sp.zo.o
Main office: Warsaw

JUPITER NFI S.A.
Main office: Warsaw

KRAJOWA IZBA
ROZLICZENIOWA S.A.
Main office: Warsaw

MASTERS S.A.
Main office: Legnica

PEKAO ACCESS Sp.zo.o
Main office: Warsaw

PEKAO DEVELOPMENT Sp.zo.o
Main office: Warsaw

PEKAO FINANCIAL
SERVICES Sp.zo.o
Main office: Warsaw

POLONIT Sp.zo.o
Main office: Lodz

TOMTEX S.A.
Main office: Tomaszów Mazowiecki

TRINITY MANAGEMENT Sp.zo.o
Main office: Warsaw

ZASLAW ZPIN Sp.zo.o
Main office: Zagorz

**Zagrebacka Group ◆**

ALLIANZ ZAGREB DIONICKO
DRUSTVO ZA OSIGURANJE
Main office: Zagreb

ALLIANZ ZB D.O.O. DRUSTVO
ZA UPRAVLJANJE
DOBROVOLJNIM
MIROVINSKIM FONDOM
Main office: Zagreb

ALLIANZ ZB D.O.O. DRUSTVO
ZA UPRAVLJANJE OBVEZNIM
MIROVINSKIM FONDOM
Main office: Zagreb

CENTAR GRADSKI
PODRUM D.O.O.
Main office: Zagreb

CENTAR KAPTOL D.O.O.
Main office: Zagreb

ISTRATURIST UMAG
HOTELIJERSTVO
I TURIZAM D.D.
Main office: Umag

LIPA D.D.
Main office: Novi Marof

MARKETING ZAGREBACKE
BANKE D.O.O.
Main office: Zagreb

ZABA TURIZAM D.O.O.
Main office: Zagreb

ZANE BH D.O.O.
Main office: Sarajevo

UPI POSLOVNI SISTEM D.O.O.
Main office: Sarajevo

***Financial and other companies ◆***

AGROCONS CENTRUM A.S.
Main office: Bratislava

KOÇ ASSET MANAGEMENT S.A.
Main office: Geneva

ZIVNOSTENSKA FINANCE B.V
Main office: Amsterdam

## OTHER COMPANIES

**Banks**

BANCA C.R. SAVIGLIANO S.p.A.
Main office: Savigliano

CASSA DI RISPARMIO DI BRA S.p.A.
Main office: Bra

CASSA DI RISPARMIO
DI FOSSANO S.p.A.
Main office: Fossano

CASSA DI RISPARMIO
DI SALUZZO S.p.A.
Main office: Saluzzo

**Financial and other companies**

CONSORZIO CA.RI.CE.SE.
Main office: Bologna

FIDIA S.G.R. S.p.A.
Main office: Milan

LISEURO S.p.A.
Main office: Udine

IMMOBILIARE LOMBARDA S.p.A.
Main office: Milan

ING AGENZIA ASSICURATIVA S.p.A.
(now XAA AGENZIA ASSICURATIVA S.p.A.)
Main office: Milan

ING EMPLOYEE BENEFITS S.p.A.
(now EMPLOYEE BENEFITS S.p.A.)
Main office: Milan

ON INVESTMENT SERVICES S.r.l.
Main office: Milan

SELEZIONE TERZA S.r.l.
Main office: Milan

S.F.E.T. S.p.A. Società Friulana
Esazione Tributi
Main office: Udine

SYNESIS FINANZIARIA S.p.A.
Main office: Turin

S.T.T. S.p.A.
Main office: Verona

UNICREDIT ENERGIA S.c.r.l.
Main office: Milan

UNI IT S.r.l.
Main office: Trento

# Branches of Group Banks
## In Italy


UniCredit Suisse (Lugano)
1
93
339
24
175
693
498
522
Banca Agricola Commerciale
(San Marino)
7
67
94
97
88
Banque
Monégasque de Gestion
(Montecarlo)
1
26
210
24
110
81
6
41
19
56

| Region | UniCredit Banca | UniCredit Banca d'Impresa | UniCredit Private Banking | Other | Total Italian Branches |
|---|---|---|---|---|---|
| Veneto | 619 | 46 | 27 | 1 | 693 |
| Emilia-Romagna | 437 | 25 | 27 | 33 | 522 |
| Piedmont | 441 | 28 | 27 | 2 | 498 |
| Lombardy | 271 | 33 | 23 | 12 | 339 |
| Latium | 178 | 9 | 14 | 9 | 210 |
| Friuli-Venezia Giulia | 161 | 9 | 5 | - | 175 |
| Apulia | 99 | 5 | 5 | 1 | 110 |
| Marche | 85 | 7 | 3 | 2 | 97 |
| Tuscany | 70 | 13 | 6 | 5 | 94 |
| Trentino-Alto Adige | 84 | 6 | 3 | - | 93 |
| Umbria | 9 | 2 | - | 77 | 88 |
| Campania | 71 | 6 | 3 | 1 | 81 |
| Liguria | 57 | 5 | 4 | 1 | 67 |
| Sicily | 48 | 4 | 3 | 1 | 56 |
| Sardinia | 38 | 2 | 1 | - | 41 |
| Abruzzo | 21 | 4 | 1 | - | 26 |
| Aosta Valley | 22 | 1 | 1 | - | 24 |
| Molise | 23 | 1 | - | - | 24 |
| Calabria | 16 | 3 | - | - | 19 |
| Basilicata | 4 | 2 | - | - | 6 |
| **Total** | **2,754** | **211** | **153** | **145** | **3,263** |

# New Europe


POLAND
801
26
CZECH REP.
SLOVAKIA
68
ROMANIA
CROATIA
BOSNIA HERZEGOVINA
BULGARIA
TURKEY
128
65
193
28
91
148*

| | Branches |
|---|---|
| Pekao Group (Poland) | 801 |
| Zagrebacka Group (Croatia and Bosnia H.) | 193 |
| Koç Finansal Hizmetler Group (Turkey) * | 148 |
| Bulbank (Bulgaria) | 91 |
| UniBanka (Slovakia) | 68 |
| Zivnostenska Banka (Czech Republic) | 26 |
| UniCredit Romania (Romania) | 28 |
| ***Total*** | **1,355** |

* Half the actual number of branches, since our holding is 50% of equity.

# Branches and Representative Offices outside Italy

## UniCredito Italiano SpA

◦ BRANCHES

• Representative offices



NEW YORK
Chicago
Saõ Paulo
Buenos Aires


Brussels
LUXEMBOURG
PARIS
Frankfurt
Koper
Moscow
ONDON
Budapest
Beijing
Shanghai
HONG KONG
Mumbai
SINGAPORE

# UniCredito Italiano Group
# Consolidated Report and Accounts

Presentation

Group Consolidated Report and Accounts

Report on Operations

Accounts and Annexes

External Auditors' Report

UniCredito Italiano SpA Report and Accounts

Report on Operations

Proposal to Shareholders

Company Accounts and Annexes

Reports and Resolutions

Notes on calculation methods and Glossary

# Report on Operations


| | |
|---|---|
| **Financial Summary** | **20** |
| Key Figures | 20 |
| Key Financial Ratios and other Information | 21 |
| Ratings | 21 |
| Divisional Results | 22 |
| Reclassified Accounts | 24 |
| *Balance Sheet* | *24* |
| *Profit and Loss Account* | *25* |
| Quarterly Figures | 26 |
| *Balance Sheet* | *26* |
| *Profit and Loss Account* | *27* |
| How the Group has grown 1994-2003 | 28 |
| **Operating Results and Performance** | **30** |
| Profit and Loss Account | 30 |
| *The international business environment* | *30* |
| *Profit for the Year* | *30* |
| *Operating Profit* | *30* |
| *Net Profit* | *38* |
| *Reconciliation of net profit* | *42* |
| Balance Sheet - Main Items | 43 |
| *Loans to Customers* | *43* |
| *Bad and doubtful debts* | *45* |
| *Assets under Administration* | *49* |
| *Assets under Management* | *52* |
| *Securities Portfolio and Interbank Position* | *54* |
| *Equity Investments* | *55* |
| *Shareholders' Equity and Subordinated Debt* | *57* |
| **Main Divisional Results** | **58** |
| Retail Division | 58 |
| Corporate Banking Division | 73 |
| Private Banking & Asset Management Division | 82 |
| New Europe Division | 93 |
| **Human Resources** | **116** |
| **Capital Allocation and Risk Management** | **122** |
| **Other Information** | **133** |
| *Shares and Shareholders* | 133 |
| *Group Corporate Reorganisation* | 133 |
| **Subsequent Events and Outlook** | **138** |
| *Subsequent Events* | 138 |
| *Outlook* | 139 |




**Note:**
The following conventional symbols have been used in the tables:
- A **dash (-)** indicates that the item/figure is inexistent.
- **Two stops (..)** or **(n.s.)** *when the figures do not reach the minimum considered significant or are not in any* case considered significant.
- **"N/A"** indicates that the figure is not available.
- **"XXX"** figures not to be indicated.

*Unless otherwise indicated, all amounts are in* ***millions of euros***.

# Key Figures

## Consolidated Profit and Loss Account

(€ million)

| | 2003 | 2002 historical | 2002 restated | Changes from restated |
|---|---|---|---|---|
| Total revenues | 10,465 | 10,099 | 10,284 | + 1.8% |
| *of which: - Net interest income* | 5,088 | 5,127 | 5,290 | - 3.8% |
| *- net commission* | 3,316 | 3,190 | 3,225 | + 2.8% |
| Operating expenses | 5,703 | 5,483 | 5,614 | + 1.6% |
| **Operating profit** | **4,762** | **4,616** | **4,670** | **+ 2.0%** |
| Profit before extraordinary items and income tax | 3,257 | 2,924 | 2,939 | + 10.8% |
| Net profit for the period | 2,090 | 1,962 | 1,967 | + 6.3% |
| **Group portion of net profit (loss) for the period** | **1,961** | **1,801** | **1,801** | **+ 8.9%** |

## Balance sheet

(€ million)

| | Amounts as at 31 December | | | Changes from restated |
|---|---|---|---|---|
| | 2003 | 2002 historical | 2002 restated | |
| Total assets | 238,256 | 213,349 | 217,131 | + 9.7% |
| Loans to customers | 126,709 | 113,824 | 115,440 | + 9.8% |
| *of which: non-performing loans* | 2,373 | 2,104 | 2,161 | + 9.8% |
| Securities | 29,527 | 30,430 | 31,129 | - 5.1% |
| Equity investments | 3,505 | 2,404 | 2,224 | + 57.6% |
| Assets administered for customers | 372,188 | 336,565 | 341,292 | + 9.1% |
| - Due to customers and securities in issue | 135,274 | 126,745 | 129,503 | + 4.5% |
| - Indirect deposits | 236,914 | 209,820 | 211,789 | + 11.9% |
| - Indirect deposits under administration | 122,787 | 108,733 | 110,262 | + 11.4% |
| - Indirect deposits under management | 114,127 | 101,087 | 101,527 | + 12.4% |
| Subordinated debt | 6,190 | 7,088 | 7,120 | - 13.1% |
| **Shareholders' Equity** | **13,013** | **12,261** | **12,261** | **+ 6.1%** |



## Staff and Branches

| | Figures as at 31 December | | | Changes from restated |
|---|---|---|---|---|
| | 2003 | 2002 historical | 2002 restated | |
| Number of employees | 69,062 | 66,555 | 69,139 | - 77 |
| Number of financial consultants * | 2,345 | 1,833 | 1,833 | + 512 |
| Number of branches | 4,563 | 4,176 | 4,541 | + 22 |

* The figure for 2003 includes 699 financial consultants acquired through the purchase of ING Sviluppo Finanziaria.

# Key Financial Ratios and other Information

| | Figures as at 31 December | | | Changes |
|---|---|---|---|---|
| | *2003* | *2002* historical | *2002* restated | from restated |
| **Profitability ratios (%)** | | | | |
| ROE [1] | 17.7 | 17.2 | 17.2 | + 0.5 |
| ROE ( excluding amortisation of goodwill) | 20.1 | 19.6 | 19.6 | + 0.5 |
| Operating profit/Total assets | 2.00 | 2.16 | 2.15 | - 0.15 |
| Cost/income ratio | 54.5 | 54.3 | 54.6 | - 0.1 |
| **Risk ratios (%)** | | | | |
| Net non-performing loans/Loans to customers | 1.87 | 1.85 | 1.87 | .. |
| Net doubtful loans/Loans to customers | 3.72 | 3.66 | 3.73 | - 0.01 |
| **Capital ratios [2] (%)** | | | | |
| Core capital/Total risk-weighted assets | 6.96 | 7.21 | N/A | -0.25 |
| Total capital for regulatory purposes/Total risk-weighted assets | 11.10 | 11.89 | N/A | -0.79 |
| **Productivity ratios [3] (€ thousands)** | | | | |
| Total revenues/Number of employees | 152 | 152 | 149 | + 3 |
| Total assets/Number of employees | 3,450 | 3,206 | 3,140 | + 310 |
| Payroll Costs/Number of employees | 48 | 47 | 46 | + 2 |

Note: (1) Year-end shareholders' equity used for the ratio (excluding net profit for the period).
(2) Core capital is equal to Tier 1 capital less preference shares. The change is calculated in relation to historical figures.
(3) Employee numbers as at year-end.

# Ratings

The following are the ratings issued on UniCredito Italiano's debt by the main international agencies.

| | Short-term debt | Medium and long-term debt | Outlook |
|---|---|---|---|
| FITCH RATINGS | F1+ | AA- | POSITIVE |
| Moody's Investor Service | P-1 | Aa2 | STABLE |
| Standard & Poor's | A-1+ | AA- | STABLE |

On 17 December 2003 Fitch Ratings upgraded its outlook from stable to positive.

# Divisional Results

## Profit and Loss Account

(€ million)

| | Retail Division | Corporate Banking Division | Private Banking & Asset Man. Division | New Europe Division | Parent Co, and other companies | Elisions and other adjustments | Consolidated Group Total |
|---|---|---|---|---|---|---|---|
| **Net interest income** | | | | | | | |
| 2003 | 2,381 | 1,512 | 83 | 1,042 | 81 | -11 | 5,088 |
| *2002 restated* | *2,528* | *1,473* | *76* | *1,191* | *-10* | *32* | *5,290* |
| **Net non-interest income** | | | | | | | |
| 2003 | 2,225 | 1,541 | 957 | 577 | 126 | -49 | 5,377 |
| *2002 restated* | *2,120* | *1,222* | *951* | *666* | *117* | *-82* | *4,994* |
| **TOTAL REVENUES** | | | | | | | |
| 2003 | **4,606** | **3,053** | **1,040** | **1,619** | **207** | **-60** | **10,465** |
| *2002 restated* | ***4,648*** | ***2,695*** | ***1,027*** | ***1,857*** | ***107*** | ***-50*** | ***10,284*** |
| **Operating costs** | | | | | | | |
| 2003 | -2,966 | -941 | -651 | -904 | -315 | 74 | -5,703 |
| *2002 restated* | *-2,994* | *-888* | *-623* | *-959* | *-223* | *73* | *-5,614* |
| **OPERATING PROFIT** | | | | | | | |
| 2003 | **1,640** | **2,112** | **389** | **715** | **-108** | **14** | **4,762** |
| *2002 restated* | ***1,654*** | ***1,807*** | ***404*** | ***898*** | ***-116*** | ***23*** | ***4,670*** |
| **2003** [1] | | | | | | | |
| Provisions and net writedowns | -319 | -639 | -35 | -177 | -36 | -295 | -1,501 |
| Extraordinary income | -8 | 1 | 5 | 33 | 178 | 6 | 215 |
| Income tax for the year | -614 | -602 | -108 | -144 | 75 | 7 | -1,386 |
| **NET PROFIT** | **699** | **872** | **251** | **427** | **109** | **-268** | **2,090** |
| - Minorities | -1 | -4 | -4 | -120 | - | - | -129 |
| **- NET PROFIT** | **698** | **868** | **247** | **307** | **109** | **-268** | **1,961** |

**Note** The Divisional Profit and Loss Account is made up of the results of the Group companies in each Division, adjusted pro-rata (excluding however adjustments for positive consolidation differences). Any goodwill amortisation made by the subsidiary directly has been reclassified under other adjustments. For the Parent Company and other companies, other net income, which was made up primarily of expenses reimbursed by other Group companies, was subtracted from operating expenses.

1. The figure for 2002 for items contributing to the formation of net profit was not restated.

**OPERATING PROFIT**



(€ million)
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,640
2,112
389
715
Retail Division
Corporate Banking Division
Private Banking & Asset Man. Division
New Europe Division


**NET PROFIT** (Group portion)



(€ million)
1,000
900
800
700
600
500
400
300
200
100
0
698
868
247
307
Retail Division
Corporate Banking Division
Private Banking & Asset Man. Division
New Europe Division

## Balance sheet

(€ million)

| | Retail Division | Corporate Banking Division | Private Banking & Asset Man. Division | New Europe Division | Parent Co, and other companies | Elisions and other adjustments | Consolidated Group Total |
|---|---|---|---|---|---|---|---|
| **Loans to customers** | | | | | | | |
| as at 31 December 2003 | 48,816 | 63,436 | 1,048 | 11,848 | 13,447 | -11,886 | 126,709 |
| *as at 31 December 2002 restated* | *41,409* | *57,900* | *1,014* | *12,594* | *13,301* | *-10,778* | *115,440* |
| **Direct deposits (customers and securities)** | | | | | | | |
| as at 31 December 2003 | 60,196 | 27,355 | 5,705 | 20,555 | 38,218 | -16,755 | 135,274 |
| *as at 31 December 2002 restated* | *59,415* | *24,436* | *6,086* | *22,427* | *25,995* | *-8,856* | *129,503* |

**LOANS TO CUSTOMERS**



(€ billion)
80
70
60
50
40
30
20
10
0
49
63
1
12
Retail Division
Corporate Banking Division
Private Banking & Asset Man. Division
New Europe Division


**DIRECT DEPOSITS** (customers and securities)



(€ billion)
80
70
60
50
40
30
20
10
0
60
27
6
21
Retail Division
Corporate Banking Division
Private Banking & Asset Man. Division
New Europe Division


## Staff and branches

| | Retail Division | Corporate Banking Division | Private Banking & Asset Man. Division | New Europe Division | Parent Co, and other companies | Elisions and other adjustments | Consolidated Group Total |
|---|---|---|---|---|---|---|---|
| **Number of employees** | | | | | | | |
| as at 31 December 2003 | 25,877 | 6,148 | 3,205 | 28,080 | 5,752 | - | 69,062 |
| *as at 31 December 2002 restated* | *26,208* | *5,856* | *2,973* | *29,154* | *4,948* | - | *69,139* |
| **Number of branches** | | | | | | | |
| as at 31 December 2003 | 2,898 | 214 | 162 | 1,281 | 8 | - | 4,563 |
| *as at 31 December 2002 restated* | *2,878* | *213* | *162* | *1,280* | *8* | - | *4,541* |

## Profitability ratios

| | Retail Division | Corporate Banking Division | Private Banking & Asset Man. Division | New Europe Division | Parent Co, and other companies | Elisions and other adjustments | Consolidated Group Total |
|---|---|---|---|---|---|---|---|
| **Cost/income ratio (%)** | | | | | | | |
| 2003 | 64.4 | 30.8 | 62.6 | 55.8 | .. | .. | 54.5 |
| *2002 restated* | *64.4* | *32.9* | *60.7* | *51.6* | *..* | *..* | *54.6* |

# Reclassified Accounts

## Balance Sheet

(€ million)

| | Amounts as at 31.12.2003 | Amounts as at 31.12.2002 restated | Change Amount | Change % | Amounts as at 31.12.2002 historical |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Cash and deposits with central banks and post offices | 1,952 | 1,649 | + 303 | + 18.4% | 1,610 |
| Due from: | | | | | |
| - customers | 126,709 | 115,440 | + 11,269 | + 9.8% | 113,824 |
| - banks | 32,783 | 29,480 | + 3,303 | + 11.2% | 28,099 |
| Trading securities | 18,256 | 17,334 | + 922 | + 5.3% | 17,092 |
| Fixed assets: | | | | | |
| - investment securities | 11,271 | 13,795 | - 2,524 | - 18.3% | 13,338 |
| - equity investments | 3,505 | 2,224 | + 1,281 | + 57.6% | 2,404 |
| - intangible and tangible fixed assets | 4,406 | 4,876 | - 470 | - 9.6% | 4,783 |
| - positive consolidation differences and net equity differences | 1,232 | 1,019 | + 213 | + 20.9% | 1,018 |
| Other asset items | 38,142 | 31,314 | + 6,828 | + 21.8% | 31,181 |
| **Total assets** | **238,256** | **217,131** | **+ 21,125** | **+ 9.7%** | **213,349** |
| **Liabilities and shareholders' equity** | | | | | |
| Deposits: | | | | | |
| - Due to customers | 97,976 | 96,327 | + 1,649 | + 1.7% | 93,572 |
| - Securities in issue | 37,298 | 33,176 | + 4,122 | + 12.4% | 33,173 |
| - Due to banks | 44,252 | 32,673 | + 11,579 | + 35.4% | 31,991 |
| Specific reserves | 4,830 | 4,721 | + 109 | + 2.3% | 4,601 |
| Other liabilities | 33,591 | 29,417 | + 4,174 | + 14.2% | 29,333 |
| Reserve fund for possible loan losses | 69 | 111 | - 42 | - 37.8% | 94 |
| Subordinated debt | 6,190 | 7,120 | - 930 | - 13.1% | 7,088 |
| Negative consolidation differences and net equity differences | 64 | 64 | .. | .. | 64 |
| Minorities | 973 | 1,261 | - 288 | - 22.8% | 1,172 |
| Shareholders' equity: | | | | | |
| - Capital, reserves and fund for general banking risks | 11,052 | 10,460 | + 592 | + 5.7% | 10,460 |
| - Net Profit | 1,961 | 1,801 | + 160 | + 8.9% | 1,801 |
| **Total liabilities and shareholders' equity** | **238,256** | **217,131** | **+ 21,125** | **+ 9.7%** | **213,349** |

# Profit and Loss Account

(€ million)

| | Full year 2003 | Full year 2002 restated | Change P&L | Change % | Full year 2002 historical |
|---|---|---|---|---|---|
| Net interest | 4,795 | 5,074 | - 279 | - 5.5% | 4,911 |
| Dividends and other income from equity investments | 293 | 216 | + 77 | + 35.6% | 216 |
| **Net interest income** | **5,088** | **5,290** | **- 202** | **- 3.8%** | **5,127** |
| Net commission | 3,316 | 3,225 | + 91 | + 2.8% | 3,190 |
| Trading profit | 1,288 | 1,057 | + 231 | + 21.9% | 1,049 |
| Other net operating income | 773 | 712 | + 61 | + 8.6% | 733 |
| **Net non-interest income** | **5,377** | **4,994** | **+ 383** | **+ 7.7%** | **4,972** |
| **TOTAL REVENUES** | **10,465** | **10,284** | **+ 181** | **+ 1.8%** | **10,099** |
| Payroll costs | -3,281 | -3,188 | - 93 | + 2.9% | -3,160 |
| Other administrative expenses | -1,936 | -1,946 | + 10 | - 0.5% | -1,863 |
| Writedowns of intangible *and depreciation of tangible fixed assets* | -486 | -480 | - 6 | + 1.3% | -460 |
| **Operating expenses** | **-5,703** | **-5,614** | **- 89** | **+ 1.6%** | **-5,483** |
| **OPERATING PROFIT** | **4,762** | **4,670** | **+ 92** | **+ 2.0%** | **4,616** |
| Amortisation of goodwill | -264 | -245 | - 19 | + 7.8% | -245 |
| Provisions for risks and charges | -230 | -164 | - 66 | + 40.2% | -163 |
| Net writedowns of loans and provisions for guarantees and commitments | -957 | -1,017 | + 60 | - 5.9% | -979 |
| Provisions for possible loan losses | -44 | -10 | - 34 | + 340.0% | -10 |
| Net writedowns of financial investments | -10 | -295 | + 285 | - 96.6% | -295 |
| **Total writedowns and provisions** | **-1,505** | **-1,731** | **226** | **- 13.1%** | **-1,692** |
| **PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAX** | **3,257** | **2,939** | **+ 318** | **+ 10.8%** | **2,924** |
| Extraordinary income (charge) – net | 215 | 365 | - 150 | - 41.1% | 359 |
| Change in fund for general banking risks | + 4 | - 4 | + 8 | n.s. | -4 |
| Income tax for the year | -1,386 | -1,333 | - 53 | + 4.0% | -1,317 |
| **NET PROFIT FOR THE YEAR** | **2,090** | **1,967** | **+ 123** | **+ 6.3%** | **1,962** |
| Minorities | -129 | -166 | + 37 | - 22.3% | -161 |
| **GROUP PORTION OF NET PROFIT FOR THE YEAR** | **1,961** | **1,801** | **+ 160** | **+ 8.9%** | **1,801** |

# Quarterly Figures

## Balance Sheet

(€ million)

| | 2003 | | | | 2002 restated | | | |
|---|---|---|---|---|---|---|---|---|
| | 31.12 | 30.09 | 30.06 | 31.03 restated | 31.12 | 30.09 | 30.06 | 31.03 |
| **Assets** | | | | | | | | |
| Cash and deposits with central banks and post offices | 1,952 | 1,399 | 1,275 | 1,176 | 1,649 | 1,234 | 1,424 | 1,792 |
| Due from: | | | | | | | | |
| - customers | 126,709 | 117,752 | 116,514 | 112,798 | 115,440 | 114,329 | 120,974 | 119,534 |
| - banks | 32,783 | 28,887 | 28,454 | 29,382 | 29,480 | 27,318 | 25,851 | 26,102 |
| Trading securities | 18,256 | 22,715 | 22,655 | 18,814 | 17,334 | 20,128 | 18,603 | 20,007 |
| Fixed assets: | | | | | | | | |
| - investment securities | 11,271 | 11,526 | 12,719 | 13,870 | 13,795 | 15,052 | 15,831 | 17,552 |
| - equity investments | 3,505 | 3,402 | 3,246 | 3,161 | 2,224 | 2,313 | 2,351 | 2,396 |
| - Intangible and tangible fixed assets | 4,406 | 4,497 | 4,634 | 4,748 | 4,876 | 4,881 | 4,867 | 5,087 |
| - positive consolidation differences and net equity differences | 1,232 | 1,156 | 1,179 | 1,084 | 1,019 | 879 | 899 | 882 |
| Other asset items | 38,142 | 36,921 | 38,084 | 33,842 | 31,314 | 27,756 | 24,026 | 22,589 |
| **Total assets** | **238,256** | **228,255** | **228,760** | **218,875** | **217,131** | **213,890** | **214,826** | **215,941** |
| **Liabilities and shareholders' equity** | | | | | | | | |
| Deposits: | | | | | | | | |
| - Due to customers | 97,976 | 93,372 | 93,977 | 90,263 | 96,327 | 91,596 | 95,944 | 97,507 |
| - Securities in issue | 37,298 | 31,394 | 33,292 | 32,541 | 33,176 | 32,116 | 35,927 | 35,838 |
| - Due to banks | 44,252 | 42,825 | 39,785 | 38,955 | 32,673 | 36,640 | 33,283 | 34,352 |
| Specific reserves | 4,830 | 4,393 | 4,035 | 5,046 | 4,721 | 4,390 | 4,005 | 5,029 |
| Other liabilities | 33,591 | 35,830 | 37,346 | 30,917 | 29,417 | 28,128 | 25,238 | 22,062 |
| Reserve fund for possible loan losses | 69 | 100 | 105 | 106 | 111 | 150 | 163 | 170 |
| Subordinated debt | 6,190 | 6,517 | 6,782 | 7,104 | 7,120 | 7,452 | 7,429 | 7,615 |
| Negative consolidation differences and net equity differences | 64 | 64 | 62 | 64 | 64 | 60 | 60 | 61 |
| Minorities | 973 | 1,003 | 1,017 | 1,138 | 1,261 | 1,414 | 1,301 | 1,504 |
| Shareholders' equity: | | | | | | | | |
| - Capital, reserves and fund for general banking risks | 11,052 | 11,176 | 11,227 | 12,226 | 10,460 | 10,495 | 10,468 | 11,315 |
| - Net Profit for the period | 1,961 | 1,581 | 1,132 | 515 | 1,801 | 1,449 | 1,008 | 488 |
| **Total liabilities and shareholders' equity** | **238,256** | **228,255** | **228,760** | **218,875** | **217,131** | **213,890** | **214,826** | **215,941** |

## Profit and Loss Account

(€ million)

| | 2003 | | | | 2002 restated | | | |
|---|---|---|---|---|---|---|---|---|
| | Q 4 | Q 3 | Q 2 | Q 1 restated | Q 4 | Q 3 | Q 2 | Q 1 |
| Net interest | 1,151 | 1,174 | 1,205 | 1,265 | 1,245 | 1,263 | 1,248 | 1,318 |
| Dividends and other income from equity investments | 84 | 24 | 182 | 3 | 50 | 27 | 111 | 28 |
| **Net interest income** | **1,235** | **1,198** | **1,387** | **1,268** | **1,295** | **1,290** | **1,359** | **1,346** |
| Net commission | 858 | 839 | 830 | 789 | 802 | 774 | 838 | 811 |
| Trading profit (loss) | 241 | 262 | 349 | 436 | 218 | 224 | 253 | 362 |
| Other net operating income | 207 | 202 | 192 | 172 | 200 | 169 | 175 | 168 |
| **Net non-interest income** | **1,306** | **1,303** | **1,371** | **1,397** | **1,220** | **1,167** | **1,266** | **1,341** |
| **TOTAL REVENUES** | **2,541** | **2,501** | **2,758** | **2,665** | **2,515** | **2,457** | **2,625** | **2,687** |
| Payroll costs | -835 | -807 | -831 | -808 | -815 | -799 | -773 | -801 |
| Other administrative expenses | -525 | -449 | -472 | -490 | -499 | -493 | -477 | -477 |
| Writedowns of intangible and depreciation of tangible fixed assets | -150 | -113 | -114 | -109 | -157 | -115 | -103 | -105 |
| **Operating expenses** | **-1,510** | **-1,369** | **-1,417** | **-1,407** | **-1,471** | **-1,407** | **-1,353** | **-1,383** |
| **OPERATING PROFIT** | **1,031** | **1,132** | **1,341** | **1,258** | **1,044** | **1,050** | **1,272** | **1,304** |
| Writedowns of goodwill | -60 | -68 | -70 | -66 | -59 | -63 | -54 | -69 |
| Provisions for risks and charges | -74 | -22 | -94 | -40 | -95 | 7 | -55 | -21 |
| Net writedowns of loans and provisions for guarantees and commitments | -396 | -198 | -199 | -164 | -331 | -184 | -315 | -187 |
| Provisions for possible loan losses | -44 | - | - | - | -1 | 2 | -7 | -4 |
| Net writedowns of financial investments | -6 | -2 | 13 | -15 | -210 | -10 | -75 | - |
| ***Total writedowns and provisions*** | **-580** | **-290** | **-350** | **-285** | **-696** | **-248** | **-506** | **-281** |
| **PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAX** | **451** | **842** | **991** | **973** | **348** | **802** | **766** | **1,023** |
| Extraordinary income (charge) – net | 160 | -15 | 50 | 20 | 218 | 3 | 156 | -12 |
| Change in fund for general banking risks | + 4 | - | - | - | - 4 | - | - | - |
| Income taxes for the year | -216 | -345 | -388 | -437 | -182 | -312 | -393 | -446 |
| **NET PROFIT FOR THE YEAR** | **399** | **482** | **653** | **556** | **380** | **493** | **529** | **565** |
| Minorities | -19 | -33 | -36 | -41 | -28 | -52 | -9 | -77 |
| **GROUP PORTION OF NET PROFIT** | **380** | **449** | **617** | **515** | **352** | **441** | **520** | **488** |

Note: Quarterly Profit and Loss Accounts are calculated as being the difference between the progressive totals. They are therefore affected by the exchange rates prevailing on each date and especially by fluctuations in the zloty rate (in which Pekao Group accounts are denominated) and in the US dollar, given our investment in Pioneer Group USA.
In addition, the breakdown of profit for the first six months of 2002 takes into account the impact of the S3 reorganisation, and the net profit in restated results for the first quarter of 2002 also takes into account the impact of the consolidation of Zagrebacka Banka effective 8 March (note that the quarterly report as at 31 March 2002 temporarily reported this equity investment at cost).

# How the Group has grown 1994-2003[1]

(€ million)

| | 2003 | 2002 | 2001 | 2000 | 1999 | 1998[2] | 1997 | 1996 | 1995 | 1994 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Profit and Loss Account** (€ million) | | | | | | | | | | |
| Total revenues | 10,465 | 10,099 | 9,989 | 9,318 | 7,611 | 6,299 | 3,586 | 3,298 | 3,189 | 1,704 |
| *Net interest income* | *5,088* | *5,127* | *5,049* | *4,747* | *4,046* | *3,599* | *2,283* | *2,216* | *2,334* | *1,414* |
| *Net non-interest income* | *5,377* | *4,972* | *4,940* | *4,571* | *3,565* | *2,700* | *1,303* | *1,082* | *855* | *290* |
| Operating expenses | -5,703 | -5,483 | -5,263 | -4,752 | -4,146 | -3,493 | -2,381 | -2,331 | -2,336 | -1,457 |
| Operating profit | 4,762 | 4,616 | 4,726 | 4,566 | 3,465 | 2,806 | 1,205 | 967 | 853 | 247 |
| Profit before extraordinary items and income tax | 3,257 | 2,924 | 3,212 | 3,185 | 2,271 | 2,019 | 720 | 425 | 242 | 57 |
| Net profit for the period | 2,090 | 1,962 | 1,954 | 1,858 | 1,640 | 509 | 426 | 275 | 146 | 31 |
| **Net Profit** | **1,961** | **1,801** | **1,454** | **1,395** | **1,287** | **202** | **248** | **146** | **101** | **34** |
| **Balance Sheet** (€ million) | | | | | | | | | | |
| Total assets | 238,256 | 213,349 | 208,388 | 202,656 | 168,927 | 146,615 | 91,395 | 90,415 | 84,148 | 62,864 |
| Loans to customers | 126,709 | 113,824 | 117,622 | 115,157 | 101,577 | 84,481 | 47,595 | 42,372 | 38,655 | 23,236 |
| *of which, non-performing loans* | *2,373* | *2,104* | *1,822* | *2,005* | *2,174* | *2,241* | *1,358* | *1,359* | *1,390* | *849* |
| Direct deposits (customers and securities) | 135,274 | 126,745 | 127,320 | 118,006 | 107,071 | 90,554 | 55,614 | 53,059 | 48,249 | 26,075 |
| Subordinated debt | 6,190 | 7,088 | 7,071 | 4,594 | 1,371 | 1,269 | 1,525 | 1,291 | 1,206 | 1,028 |
| **Shareholders' Equity** | **13,013** | **12,261** | **9,535** | **8,644** | **7,708** | **6,099** | **3,946** | **3,219** | **3,136** | **2,944** |
| **Profitability ratios** (%) | | | | | | | | | | |
| ROE[3] | 17.7 | 17.2 | 18.0 | 19.2 | 20.0 | 16.0 | 7.7 | 4.8 | 3.3 | 1.4 |
| Operating profit/Total assets | 2.00 | 2.16 | 2.27 | 2.25 | 2.05 | 1.91 | 1.32 | 1.07 | 1.01 | 0.39 |
| Cost/income ratio | 54.5 | 54.3 | 52.7 | 51.0 | 54.5 | 55.5 | 66.4 | 70.7 | 73.3 | 85.5 |

1. The UniCredito Italiano Group was formed in 1998 by combining the Credito Italiano Group, which, since 1995 included the Rolo Banca 1473 Group, and the Unicredito Group, made up of Cariverona Banca, Banca CRT and Cassamarca. The most significant subsequent changes were as follows: acquisition of Pekao Group and integration with Caritro in 1999; inclusion of CRTrieste, CRCarpi, Banca dell'Umbria, Bulbank, Splitska Banka (sold during the first half of 2002), Pol'nobanka (currently Unibanka) and the American Pioneer Group in 2000; sale of Fiditalia in 2001; acquisition of Zagrebacka Banka in 2002; consolidation of 50% of the Koç Finansal Hizmetler Group in 2003. Finally, we note that the "S3" reorganisation, which was concluded in 2002, entailed the acquisition of minorities of companies involved in the transaction (in particular, those of Rolo Banca).

ROE (%)



22
20
18
16
14
12
10
8
6
4
2
0
4.3
18.3
17.2
17.7
Average 94-97
Average 98-01
2002
2003


COST/INCOME (%)



100
80
60
40
20
0
74.0
53.4
54.3
54.5
Average 94-97
Average 98-01
2002
2003

| | 2003 | 2002 | 2001 | 2000 | 1999 | 1998[2] | 1997 | 1996 | 1995 | 1994 |
|---|---|---|---|---|---|---|---|---|---|---|
| **UniCredito Italiano share price and dividend** | | | | | | | | | | |
| **Official price of ordinary shares (€)** | | | | | | | | | | |
| High | 4.425 | 5.255 | 5.865 | 6.115 | 5.787 | 5.395 | 2.856 | 1.045 | 1.114 | 1.436 |
| Low | 3.144 | 3.173 | 3.202 | 3.586 | 3.845 | 2.899 | 0.845 | 0.798 | 0.803 | 0.799 |
| Average | 3.959 | 4.273 | 4.830 | 4.976 | 4.606 | 4.360 | 1.706 | 0.918 | 0.962 | 1.129 |
| End of period | 4.303 | 3.808 | 4.494 | 5.572 | 4.924 | 5.065 | 2.836 | 0.867 | 0.955 | 0.865 |
| **No. of shares (million)** | | | | | | | | | | |
| outstanding at year-end | 6,316.3 | 6,296.1 | 5,046.4 | 5,024.2 | 4,976.2 | 4,680.9 | 2,879.9 | 2,242.7 | 2,241.9 | 2,218.3 |
| with dividend entitlement | 6,316.3 | 6,296.1 | 5,131.1 | 5,024.2 | 5,014.2 | 4,879.0 | 2,879.9 | 2,245.2 | 2,241.9 | 2,218.3 |
| *of which: Savings shares* | *21.7* | *21.7* | *21.7* | *21.7* | *21.7* | *21.7* | *21.7* | *21.7* | *21.7* | *21.7* |
| **Dividend (€)** | | | | | | | | | | |
| Ordinary shares | 0.171 | 0.158 | 0.141 | 0.129 | 0.129 | 0.059 | 0.041 | 0.031 | 0.018 | 0.018 |
| Savings shares | 0.186 | 0.173 | 0.156 | 0.137 | 0.137 | 0.067 | 0.049 | 0.039 | 0.026 | 0.026 |

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Market indices** | | | | | | | | | | |
| Shareholders' equity per share (€) | 2.06 | 1.95 | 1.89 | 1.72 | 1.55 | 1.30 | 1.37 | 1.44 | 1.40 | 1.33 |
| Price/book value ratio | 2.09 | 1.96 | 2.38 | 3.24 | 3.18 | 3.89 | 2.07 | 0.60 | 0.68 | 0.65 |
| Earnings per share (€) | 0.31 | 0.29 | 0.28 | 0.28 | 0.26 | 0.19 | 0.09 | 0.07 | 0.05 | 0.02 |
| Price/ earnings ratio | 14 | 13 | 16 | 20 | 19 | 26 | 33 | 13 | 21 | 56 |
| Payout ratio (%) | 55.1 | 55.2 | 49.8 | 46.5 | 50.3 | n.s. | 48.0 | 47.8 | 40.3 | n.s |
| Dividend/Average price of ordinary share (%) | 4.32 | 3.70 | 2.92 | 2.59 | 2.80 | 1.36 | 2.42 | 3.38 | 1.88 | 1.60 |

2. ROE and EPS do not take into account extraordinary amortisation of positive consolidation differences of €740 million.

3. The shareholders' equity used for the ratio was at year-end (excluding profit for the period) adjusted to take into account the effective date of increases in dividend paying stock during the period (€573 million in '97 and €496 million in '94).

**Earnings per share (€)**


0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0
0.02
0.05
0.07
0.09
0.19
0.26
0.28
0.28
0.29
0.31
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

# Operating Results and Performance

## ○ Profit and Loss Account

### The international business environment

In 2003, the Group operated in an environment characterised by an international economic recovery due to growth of the United States economy, resulting from expansionary monetary and fiscal policies, in addition to the recovery of major stock markets starting in the second quarter. After the recession during the first half year, the economy in the euro area during the second half year only partly benefited from the driving force provided by the recovery in worldwide demand, which was tempered by the effects of the substantial appreciation of the euro on net demand trends from abroad. However, the situation in Italy showed particular signs of weakness in the production area, with a manufacturing sector likely to report its third consecutive year in decline, and in the demand for consumer goods, which declined during the period due to a sharp drop in consumer confidence, which was at an all-time low at year end due to recent financial scandals.

### Net Profit

In this contrasting environment, the Group confirmed its high levels of operating efficiency and profitability with net profits of €1,961 million, representing an increase of 8.9% over the previous year. Thus, ROE rose from 17.2% in 2002 to 17.7%, while earnings per share were 31 euro cents compared to €0.29 for the previous period.

ROE (%)


22
20
18
16
14
12
10
8
6
4
2
0
17.2
19.6
17.7
20.1
2002
2003
ROE excluding goodwill amortisation

The rise in net profit for the period, equal to €123 million on an equivalent basis, was achieved due to a 2% increase in operating profit (up by €92 million in absolute terms) and lower provisions and net writedowns of €226 million (down by 13.1%), taking into account the high level of extraordinary writedowns on loans and equity investments for the previous period and the full impact of the Cirio and Parmalat cases (with total provisions and writedowns of €192 million) on the profit and loss account. Growth in net profit for the period also suffered from the negative effects of the decline in extraordinary income of €150 million from 2002 and a tax increase of €53 million.

### Operating Profit

Operating profit for the fourth quarter remained nearly in line with the corresponding period of the previous year despite the negative exchange rate effect due to the depreciation of the Polish zloty and dollar against the euro (14.5% and 17% respectively from the previous year end). In fact, disregarding this effect, the results for the fourth quarter were up by 2.7%.

For the entire period, gross operating profit was €4,762 million, representing a 2% increase at historical exchange rates and a 4.1% increase at constant exchange rates.

(€ million)

| | Fourth quarter | | Change | | Full year | | Change | |
|---|---|---|---|---|---|---|---|---|
| | 2003 | 2002 restated | % | % at const. exch. rates | 2003 | 2002 restated | % | % at const. exch. rates |
| Net interest income | 1,235 | 1,295 | - 4.6% | - 1.2% | 5,088 | 5,290 | - 3.8% | - 1.8% |
| Net non-interest income | 1,306 | 1,220 | + 7.0% | + 10.5% | 5,377 | 4,994 | + 7.7% | + 9.9% |
| **Total revenues** | **2,541** | **2,515** | **+ 1.0%** | **+ 4.5%** | **10,465** | **10,284** | **+ 1.8%** | **+ 3.9%** |
| Operating expenses | -1,510 | -1,471 | + 2.7% | + 5.7% | -5,703 | -5,614 | + 1.6% | + 3.7% |
| **Operating profit** | **1,031** | **1,044** | **- 1.2%** | **+ 2.7%** | **4,762** | **4,670** | **+ 2.0%** | **+ 4.1%** |
| **Cost/income ratio (%)** | **59.4** | **58.5** | | | **54.5** | **54.6** | | |

During the fourth quarter, the annual changes in individual components largely reflected the average performance for the entire period.

An analysis of changes for the entire period shows that growth in operating profit was the result of a 1.8% increase in total revenues (up by 3.9% net of the exchange rate effect), which was only partially offset by the rise in operating expenses (up by 1.6% at historical exchange rates and by 3.7% at constant exchange rates). Revenue growth was sustained by income from services, which contributed 51.4% to total revenues, while net interest income performance largely reflected the reduction in interest rates and spreads on transaction volumes.

As a result of these trends, the cost/income ratio was 54.5%, which was up slightly from the relatively low level for the previous year (54.6%).

**OPERATING PROFIT** (€ million)



6,000
5,000
4,000
3,000
2,000
1,000
0
5,290
5,088
4,994
5,377
5,614
5,703
4,670
4,762
Net interest income
+
Net non-interest income
-
Operating expenses
=
Operating profit
2002 restated
2003

### *Operating Profit by Division*

The new organisational structure by Division, which can be seen in the Group Chart, became fully operational at the start of 2003 with the start-up of the three new segment banks. As can be seen in the table below, Corporate Banking contributed about 43.5% to operating profits for all four Divisions, followed by Retail, representing 33.8% of the total, while New Europe and Private Banking & Asset Management contributed 14.7% and 8% respectively to overall results.

(€ million)

| DIVISION | 2003 Net interest income | 2003 Net non-int. income | 2003 Total revenues | 2003 Operating expenses | OPERATING PROFIT 2003 | OPERATING PROFIT 2002 restated | OPERATING PROFIT % change |
|---|---|---|---|---|---|---|---|
| Retail Division | 2,381 | 2,225 | 4,606 | -2,966 | 1,640 | 1,654 | - 0.8% |
| Corporate Banking Division | 1,512 | 1,541 | 3,053 | -941 | 2,112 | 1,807 | + 16.9% |
| Private Banking & Asset Management Division | 83 | 957 | 1,040 | -651 | 389 | 404 | - 3.7% |
| New Europe Division (at constant exchange rates) | 1,042 | 577 | 1,619 | -904 | 715 | 800 | - 10.6% |
| Parent company and other companies [1] | 81 | 126 | 207 | -315 | - 108 | - 116 | .. |
| Elisions and other adjustments | - 11 | - 49 | - 60 | 74 | 14 | 23 | - 39.1% |
| Exchange rate effect, New Europe | - | - | - | - | - | 98 | .. |
| **Group total** | **5,088** | **5,377** | **10,465** | **-5,703** | **4,762** | **4,670** | **+ 2.0%** |

(1) Other net income (included in net non-interest income), which was made up primarily of expenses reimbursed by other Group companies, was subtracted from operating expenses.



A like-for-like comparison with 2002 can only be made for the New Europe Division, since the operating results for the three segment banks were obviously not available for that period. Thus, for the latter, the profit and loss account was restated from operating figures up to operating profit in order to obtain a significant period of comparison for all Divisions.

Based on this data, the Retail Division results were largely unchanged despite the decline in net interest income, while Corporate Division results rose sharply due to the impressive performance of commissions and trading profits. Private Banking & Asset Management results were down slightly as the modest increase in revenues only partially offsets the rise in operating expenses. On the other hand, the decline reported by the New Europe Division was from financial results that had a negative impact on revenue performance despite the steady growth of commissions. At the same time, costs were higher and especially amortisation and depreciation. In particular, net interest income was down due to the reduction in rates and spread and there was a decline in trading profits due in part to non-recurring profits included in results for the previous year. Finally, due to the rise in net interest income, the Parent Company and other companies reported a slight increase over the previous period.

## Net Interest Income

**Net interest** declined 5.5% from the previous year primarily due to the impact of lower rates. At constant exchange rates, there was a more modest decline of 3.4%. Due to a 35% increase in dividends and other income from equity investments, the overall decline in net interest income was held to 3.8% at historical exchange rates and 1.8% at constant exchange rates, at a level of €5,088 million. The reduction in interest income and expense considered separately was also largely due to the decline in average interest rates and the exchange rate effect.

(€ million)

| NET INTEREST INCOME | Full year | | Change | | % change at constant exch. rates |
|---|---|---|---|---|---|
| | 2003 | 2002 restated | P&L | % | |
| Interest income and similar revenues | 9,542 | 10,336 | - 794 | - 7.7% | - 5.8% |
| Interest expense and similar charges | -4,747 | -5,262 | + 515 | - 9.8% | - 8.1% |
| *Net interest* | *4,795* | *5,074* | *- 279* | *- 5.5%* | *- 3.4%* |
| Dividends and other income from equity investments | 293 | 216 | + 77 | + 35.6% | + 35.0% |
| **Net interest income** | **5,088** | **5,290** | **- 202** | **- 3.8%** | **- 1.8%** |



The slowdown of the interest component alone during the year was concentrated in the Retail Division due to a reduction in the spread between interest-bearing assets and liabilities, and to a lesser extent in the Parent Company. On the other hand, the Corporate and New Europe Divisions (the latter at constant exchange rates) reported improving performance on average sustained by growth in the volume transacted.

The change in net interest income for the entire period over the previous year was the combined result of the decline reported by commercial banks in Italy and New Europe, and the positive results posted by the Parent Company and finance companies (included in the Corporate Division, thus resulting in a large part of the increase). The reduction reported by Italian commercial banks was due to average loan volumes (which were up for the period, but still lower, on average, than the previous year), the decline in rates of return on capital funds and the higher percentage of more costly liabilities (subordinated debt and interbank liabilities) included in sources of funding. On the other hand, the reduction in income of the New Europe banks was largely due to lower rates, which was also reflected in reduced spreads, with average gross loan volumes to customers down by about 4% at historical exchange rates, but up by 6% at constant exchange rates. However, the Parent Company's interest income was up due to lower interbank funding costs even though fixed assets exceeded shareholders' equity, and the interest income of leasing and factoring companies was higher as a result of loan growth.

### *Average balances, spreads and interest rates*

Taking into account any spreads on hedging transactions, the analysis of changes in average balances of individual balance sheet entries and related average rates shows that the change in net interest income on a consolidated basis (down by €202 million) was due to the reduction in overall spread, the impact of which was only partially offset by the modest rise in total average assets. Total spread, which is the ratio of net interest income to total average assets, was actually down by 13 basis points from 2.76% in 2002 to 2.63% for the last period due to a further tightening of market rates that was reflected primarily in a lower return on the investment of capital funds. On the other hand, total average assets (interest-bearing assets and fixed assets) were up by nearly €2 billion (or 0.9%). This growth was limited by the impact of exchange rate fluctuations and can be quantified at over €2.5 billion just for New Europe banks, equal to about 1.3% of total consolidated average assets, without, however, considering the impact of the dollar's depreciation, and especially on foreign branch assets. In fact, at constant exchange rates, net interest income would be down by only €91 million.

(€ million)

| AVERAGE BALANCES, SPREADS AND INTEREST RATES | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|
| | Average balance | Interest | Average rate | Average balance | Interest | Average rate |
| **Assets** | | | | | | |
| Loans to customers (face value) | 122,435 | 6,756 | 5.52% | 123,482 | 7,496 | 6.07% |
| Fixed-income securities | 29,224 | 1,293 | 4.42% | 31,259 | 1,593 | 5.10% |
| Interbank asset position | 30,591 | 822 | 2.69% | 26,693 | 955 | 3.58% |
| ***Total interest-bearing assets*** | ***182,250*** | ***8,871*** | ***4.87%*** | ***181,434*** | ***10,044*** | ***5.54%*** |
| Stock and fixed assets | 11,053 | 203 | 1.83% | 10,127 | 216 | 2.13% |
| **Total net assets** | **193,303** | **9,074** | **4.69%** | **191,561** | **10,260** | **5.36%** |
| **Liabilities and shareholders' equity** | | | | | | |
| Deposits (customers and securities) | 125,909 | 2,298 | 1.83% | 126,407 | 3,130 | 2.48% |
| Interbank liability position | 42,434 | 1,451 | 3.42% | 37,651 | 1,518 | 4.03% |
| Subordinated debt | 6,919 | 237 | 3.43% | 7,445 | 322 | 4.33% |
| ***Total interest-bearing liabilities*** | ***175,262*** | ***3,986*** | ***2.27%*** | ***171,503*** | ***4,970*** | ***2.90%*** |
| Capital funds | 13,930 | | | 13,450 | | |
| Special-purpose reserves, writedowns and balance of other items | 4,111 | | | 6,608 | | |
| **Total net liabilities and shareholders' equity** | **193,303** | **3,986** | **2.06%** | **191,561** | **4,970** | **2.59%** |
| **NET INTEREST INCOME** | | **5,088** | **2.63%** | | **5,290** | **2.76%** |
| *Loan-deposit rate spread (customers and securities)* | | | *3.69%* | | | *3.59%* |
| ***Interest-bearing asset and liability spread*** | | | ***2.60%*** | | | ***2.64%*** |

The spread between customer lending rates and the rates paid on direct deposits (customers and securities) widened by 10 basis points despite the reduction of about a quarter point reported by banks in New Europe. This rise was due to portfolio reconfiguration in the area of interest-earning assets with the reduction of less profitable loans, which resulted in greater stability of the average lending rate, and on the liability side with the reduction of bonds and repos. As a result of these changes, the contribution of customer banking services to the change in income was extremely positive at historical rates, and even more so at constant rates.

However, the spread between average interest-bearing assets and liabilities was down by 4 basis points due to the combined effect of a lower percentage of customer relationships (the percentage of loans was down by about a point, and the percentage of deposits was down by about two points) and a smaller reduction in rates on the interbank liability position. With a reduction in interbank market rates of nearly one point between averages for the two periods, the average rate on securities and the interbank asset position was actually down by 86 basis points, while the average rate on the interbank liability position (taking into account that it is partially used to fund fixed-rate and foreign currency loans) was down by only 61 basis points (the average Fed Funds rate between the two periods was down by about 50 basis points). If the increase in volume is also taken into consideration, the contribution of entries up to this point to the change in income is slightly negative at historical rates, but still positive net of the exchange rate effect.

Thus, the decline in net interest income between the two periods occurred in the lower half of the balance sheet, and was primarily due to the lower return on investment for capital funds, and in part to the higher percentage of interest-bearing liabilities of the total and of fixed assets to total assets.

## Net Non-Interest Income

Net non-interest income totalled €5,377 million, representing a 7.7% increase, over the previous year, at historical exchange rates and 9.9% at constant exchange rates, due to the positive contribution of all its components.



(€ million)

| NON- INTEREST INCOME | Full year | | Change | | % change at |
|---|---|---|---|---|---|
| | 2003 | 2002 restated | P&L | % | constant exch. rates |
| Commission income | 3,878 | 3,781 | + 97 | +2.6% | +4.7% |
| Commission expense | -562 | -556 | - 6 | +1.1% | +3.9% |
| *Net commission* | *3,316* | *3,225* | *+ 91* | *+ 2.8%* | *+4.8%* |
| Trading profit (loss) | 1,288 | 1,057 | + 231 | +21.9% | +24.4% |
| Other operating income | 986 | 993 | - 7 | -0.7% | +1.5% |
| Other operating expenses | -213 | -281 | + 68 | -24.2% | -22.8% |
| *Other income – net* | *773* | *712* | *+ 61* | *+8.6%* | *+11.2%* |
| **Net non-interest income** | **5,377** | **4,994** | **+ 383** | **+7.7%** | **+9.9%** |

Due to an upward quarterly trend during the year, **net commissions** were up by 2.8% at historical exchange rates and 4.8% net of the exchange rate effect. The recovery from the previous year was driven by asset management and administration service commissions, which, at historical exchange rates, were up by 3.1% and also benefited by more favourable stock market performance. Within this aggregate there was a substantial increase in commissions for placing insurance products (up by 30.8%), which continued the trend set for several periods, and commissions from the trading and placement of securities (up by 42.2%) due to an increase in the corresponding volume transacted. Although up for the second half of the year, commissions on mutual funds remained below (down by 6.5%) year-end 2002 figures, as did commissions on segregated accounts, which were down by 40.6% from the high levels of the previous year.

(€ million)

| COMMISSION INCOME | Full year | | Change | |
|---|---|---|---|---|
| | 2003 | 2002 restated | P&L | % |
| Asset management and administration services | 2,040 | 1,978 | + 62 | + 3.1% |
| *Trading and placement of securities* | *300* | *211* | *+ 89* | *+ 42.2%* |
| *Segregated accounts* | *123* | *207* | *- 84* | *- 40.6%* |
| *Management of collective investment funds* | *1,040* | *1,112* | *- 72* | *- 6.5%* |
| *Placement of insurance products* | *403* | *308* | *+ 95* | *+ 30.8%* |
| *Other securities activities* | *174* | *140* | *+ 34* | *+ 24.3%* |
| Guarantees given and loans | 570 | 521 | + 49 | + 9.4% |
| Collection and payment services | 450 | 475 | - 25 | - 5.3% |
| Currency dealing | 85 | 101 | - 16 | - 15.8% |
| Tax collection services | 133 | 117 | + 16 | + 13.7% |
| Other services | 38 | 33 | + 5 | + 15.2% |
| **Net commission** | **3,316** | **3,225** | **+ 91** | **+ 2.8%** |



The contribution to commissions by business areas not involved in asset management and administration services was up by 2.3% overall over 2002. This growth was sustained by commissions from guarantees and financing (up by 9.4%), due in part to UBM's loan arrangement activities, and by commissions from tax collection activities (up by 13.7%). On the other hand, commissions from collection and payment services were down by 5.3%, largely due to exchange rate effects, and commissions on foreign transactions were down by 15.8% due in part to lower exports.

**Trading profits** remained on a steady upward trend reaching €1,288 million, which was up by 21.9% over the previous-year level (up by 24.4% at constant exchange rates). This increase was still driven by the growth in operations to manage the financial risks of corporate customers and was partially tempered by the decline reported in the New Europe Division.

Finally, **other net operating income** was up by 8.6% at historical exchange rates (up by 11.2% at constant exchange rates) due primarily to cost recoveries for the administration of mutual funds (in the previous period these were posted under net commission in accordance with another calculation model), and to a lesser extent due to charges to third parties (the reduction in other charges was offset by a similar reduction in other income and was primarily due to fewer maturities of structured securities and related hedges).

## Operating costs

Operating costs of €5,703 million were up by 1.6% at historical exchange rates over 2002 and by 3.7% at constant exchange rates. The increase was also connected to investments made in human resources and equipment, and especially for the development of information systems, the effects of which were partially tempered by modest growth in other administrative expenses. In fact, the increase in writedowns of intangible and tangible fixed assets was in line with the rise in total operating expenses as was the increase in total administrative expenses. However, within the latter figure, payroll costs grew at a faster rate.

(€ million)

| OPERATING COSTS | Full year | | Change | | % change at constant exch. rates |
|---|---|---|---|---|---|
| | 2003 | 2002 restated | P&L | % | |
| Administrative expenses | 5,217 | 5,134 | +83 | +1.6% | + 3.7% |
| *Payroll* | *3,281* | *3,188* | *+93* | *+2.9%* | |
| *Other costs and expenses* | *1,668* | *1,661* | *+7* | *+0.4%* | |
| *Indirect duties and taxes* | *268* | *285* | *-17* | *-6.0%* | |
| Writedowns of intangible and tangible fixed assets (ordinary) | 486 | 480 | +6 | +1.3% | + 3.6% |
| **Total operating costs** | **5,703** | **5,614** | **+89** | **+1.6%** | **+ 3.7%** |

Compared with 31 December 2001, **payroll costs** rose by 2.9% or €93 million. The breakdown is as follows:

- an increase of 0.8% in UniCredit Banca Mobiliare and TradingLab staff numbers due to the expansion of the sales force and greater provisions for the variable portion of pay tied to the excellent results achieved;
- a 0.2% increase due to additional sales positions at UniCredit Banca per la Casa and Clarima Banca;
- a 2.2% increase for the remaining domestic area (including the Parent Company, ancillary companies, product companies and other finance companies). This was due to the increases resulting from the application of new contractual pay scales (dictated by the national collective bargaining agreement of 11 July 1999 for 2002-2003); the expansion of sales, front office, corporate governance and planning structures; the effects of defending specific commercial and staff positions; higher provisions for the variable component of pay; and the funding and replenishment of reserves of the Parent Company's internal Pension Funds;
- a 0.3% decrease (of which a decline of 1.8% was from exchange rate effects) at the Pioneer Group and the Group's banks in Eastern Europe.

Within **other administrative expenses**, other costs and expenses remained largely unchanged due to lower consulting expenses and savings achieved in document and securities transportation expenses as a result of the reorganisation of this service as a part of the S3 reorganisation.

However, there was an increase in advertising expenses, property and maintenance expenses and fees for software and equipment.

(€ million)

| OTHER COSTS AND EXPENSES | Full year | | Change | |
|---|---|---|---|---|
| | 2003 | 2002 restated | P&L | % |
| External consultants | 145 | 196 | - 51 | -26.0% |
| Advertising | 138 | 123 | + 15 | +12.2% |
| Insurance | 45 | 42 | + 3 | +7.1% |
| Security | 68 | 79 | - 11 | -13.9% |
| Various services rendered by third parties | 255 | 249 | + 6 | +2.4% |
| Expenses relating to premises | 338 | 319 | + 19 | +6.0% |
| *Rentals* | *211* | *197* | *+ 14* | *+7.1%* |
| *Maintenance and cleaning* | *62* | *60* | *+ 2* | *+3.3%* |
| *Utilities* | *65* | *62* | *+ 3* | *+4.8%* |
| Maintenance and lease rentals for furniture and equipment | 200 | 178 | + 22 | +12.4% |
| Postal, telecom and office supplies | 259 | 247 | + 12 | +4.9% |
| Travel expense including hire | 69 | 70 | - 1 | -1.4% |
| Credit information and enquiries | 16 | 19 | - 3 | -15.8% |
| Other | 135 | 139 | - 4 | -2.9% |
| **Total other costs and expenses** | **1,668** | **1,661** | **+ 7** | **+0.4%** |



## Net profit

For explanatory purposes, the table below shows reclassified entries leading from operating profit to the Group's portion of net profit with a comparison to the previous year.

(€ million)

| NET PROFIT | Full year | | Change | | % change at constant exch. rates |
|---|---|---|---|---|---|
| | 2003 | 2002 restated | P&L | % | |
| **Operating profit** | **4,762** | **4,670** | **+ 92** | **+2.0%** | **+4.1%** |
| Extraordinary income (charges) – net | 215 | 365 | - 150 | -41.1% | -39.7% |
| **Total available** | **4,977** | **5,035** | **- 58** | **-1.2%** | **+1.0%** |
| Goodwill amortisation | -264 | -245 | - 19 | +7.8% | +17.6% |
| Provisions, writedowns and write-backs | -1,241 | -1,486 | + 245 | -16.5% | -13.2% |
| *- Provisions for risks and charges* | *-230* | *-164* | *- 66* | *+40.2%* | *+42.6%* |
| *- Net writedowns of loans and Provisions for guarantees and commitments* | *-957* | *-1,017* | *+ 60* | *-5.9%* | *-0.7%* |
| *- Provisions to loan loss reserves* | *-44* | *-10* | *- 34* | .. | .. |
| *- Net writedowns of financial investments* | *-10* | *-295* | *+ 285* | *-96.6%* | *-96.6%* |
| **Earnings before taxes** | **3,472** | **3,304** | **+ 168** | **+5.1%** | **+6.0%** |
| *of which: Profit before extraordinary items and income tax* | *3,257* | *2,939* | *+ 318* | *+10.8%* | *+11.6%* |
| Income tax for the year | -1,386 | -1,333 | - 53 | +4.0% | +5.3% |
| Change in fund for general banking risks | 4 | -4 | + 8 | -200.0% | -204.3% |
| **Net profit for the year** | **2,090** | **1,967** | **+ 123** | **+6.3%** | **+6.9%** |
| Minorities | - 129 | -166 | + 37 | -22.3% | -15.5% |
| **Group portion of net profit** | **1,961** | **1,801** | **+ 160** | **+8.9%** | **+8.8%** |

**NET PROFIT** *(Group Portion in € millions)*



5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
4,670
4,762
365
215
1,735
1,501
1,333
1,386
166
129
1,801
1,961
Operating profit
+
Net extraordinary income
–
Value adjustments, recoveries and provisions
–
Income tax for the year
–
Minorities
=
Net profit
2002 restated
2003


## Extraordinary Items

The contribution of extraordinary items was €215 million compared to €365 million in 2002 (€163 million of the overall €150 million reduction was due to lower income which was partially offset by €13 million in lower charges). The most significant components of this balance are as follows:

- Capital gains, net of losses, of €146 million (down by €45 million from 2002). Of this amount €35 million was for equity investments (€15 million generated by Pekao with the sale of Polcard, €10 million from Intesa Holding Asset Management and €6 million from Kataweb), €92 million for properties, €14 million for investment securities and €5 million for other assets.
- Surplus over previous provisions of €97 million;
- Charges for separation bonuses of €31 million.

## Goodwill amortisation

Goodwill amortisation and consolidation differences totalled €264 million (€245 million for the previous period); of this amount €98 million was related to the Pioneer Group and €69 million to the Pekao Group. The increase was due to writedowns of new acquisitions totalling €42 million (in particular Zivnostenska, Momentum, Koç and the new stakes in Banca dell'Umbria and Cassa Risparmio di Carpi), which were partially offset by a positive exchange rate effect of €20 million on the Pioneer amortisation and other changes.

## Provisions for risks and charges

Provisions for risks and charges were €230 million compared to €164 million in 2002. These consisted primarily of voidable preference proceedings and other legal actions (€96 million) and staff-related charges

(€22 million). The provision for the period also included a €39 million allocation determined on the basis of an estimate of possible compensation to be paid to Group customers holding Cirio bonds.

As widely reported in the mass media, UniCredit has set up an independent commission, which is made up of professionals who are not related to the Group, to perform a case-by-case review of the positions of customers who hold Cirio bonds, and who want their investment transactions to be reviewed by the commission. Since these are unrated corporate bonds that are not listed in Italy, it is possible that several customers were not fully aware beforehand of the risky nature of the investment even in the context of their overall securities portfolio. The commission's job is to assess acquisition methods and, as necessary, propose compensation but leave the ownership of the rights to customers.

On the other hand, the case of the Parmalat bonds is different. This is a listed company that was favourably rated ("investment grade") by major rating agencies until December 2003 (BBB- on medium and long-term debt by Standard & Poors and A3 for short-term debt).

## Writedowns of loans and financial investments

Net writedowns of loans and provisions for guarantees and commitments (€957 million compared with €1,017 million in 2002, a reduction of 5.9%) were the combined result of writedowns (€1,489 million) and write-backs (€532 million), which include €265 million in write-backs for collections during the period. In addition, there were allocations of €44 million to loan loss reserves compared to €10 million for the previous period. The reduction in net writedowns was due to the sharp drop in the New Europe Division (net writedowns were lower by €276 million or 66%). This was due to extraordinary writedowns in 2002 from the assessment of Pekao Group loans, which were partially offset by higher writedowns of €216 million of the Group's Italian units. The latter were primarily due to writedowns of €153 million for loans made to the Parmalat Group.



Taking into account only the portion relating to loans and advances to customers, the net flow of writedowns for the year dropped from 0.85% in 2002 to 0.77% in 2003 as a percentage of the corresponding asset items.

In addition, the level of writedowns for the inherent risk in performing loans increased by €239 million over December 2002 as a result of provisions (net of usage) that were largely made for exposure to those industrial sectors (including the automobile industry) experiencing the greatest impact from current weak economic conditions. *

Net of write-backs, writedowns of financial investments were only €10 million (compared to €295 for the previous year, including €133 million for Kataweb and €89 million for Commerzbank) as a result of writedowns of equity investments of a limited size.

* For details of the Fiat "Convertenda" loan, please see the 2002 Report.

## Earnings before taxes and profit before extraordinary items and income tax

Owing to lower provisions and writedowns than the previous year, which were only partially offset by the reduction in extraordinary income, earnings before taxes were up by €168 million (up by 5.1%) to €3,472 million. Profit before extraordinary items and income tax was €3,257 million, which was up by 10.8% over restated 2002 results.

## Income tax

Income tax was €1,386 million representing a 4% increase over the previous year. Taxes as a percentage of earnings before taxes dropped from 40.4% in 2002 to 39.9% due to a reduction in the IRPEG [corporate taxation] rate.

## Net Profit

Thus, net profit for the period was €2,090 million, up by 6.3% over 2002. The minority share of this profit, equal to €129 million, was down by €37 million due to the inclusion in the previous year's minority interest of income that was still not a part of the Group share (Koç, Zivnostenska, the stake in Banca dell'Umbria and Cassa Risparmio di Carpi acquired this year, and the Zagrebacka Group for the period preceding the acquisition). Thus, the Group's portion of net profits was €1,961 million, which was up by 8.9% over the €1,801 million for the previous year.



### *Net profit by Division*

Below is a breakdown of profits by Division. See the corresponding chapters for an analysis of the main entries.

With regard to the Parent Company and other companies, the modest impact of provisions and writedowns, extraordinary income and positive tax contribution (the increase in deferred tax charges and assets more than offset current taxes for the year) resulted in a very positive net profit (€109 million).

**(€ million)**

| DIVISIONAL PROFIT FIGURES | Full year 2003 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Operating *profit* | Writedowns and *provisions* | Extra-ordinary *items* | Income tax | NET PROFIT FOR THE YEAR | *Minorities* | NET PROFIT |
| Retail Division | 1,640 | -319 | -8 | -614 | 699 | -1 | 698 |
| Corporate Banking Division | 2,112 | -639 | 1 | -602 | 872 | -4 | 868 |
| Private Banking & Asset Management Division | 389 | -35 | 5 | -108 | 251 | -4 | 247 |
| New Europe Division | 715 | -177 | 33 | -144 | 427 | -120 | 307 |
| Parent Company and other companies | -108 | -36 | 178 | 75 | 109 | - | 109 |
| Elisions and other adjustments | 14 | -295 | 6 | 7 | -268 | - | -268 |
| **Group total** | **4,762** | **-1,501** | **215** | **-1,386** | **2,090** | **-129** | **1,961** |

# Reconciliation of net profit

(€ million)

| | Full year 2003 | |
|---|---|---|
| **UniCredito Italiano SpA net profit** | | **1,793** |
| **Net profit of fully consolidated companies** | | **2,426** |
| UniCredit Banca | 701 | |
| UniCredit Banca d'Impresa | 435 | |
| UniCredit Banca Mobiliare | 420 | |
| Bank Pekao (consolidated accounts) | 196 | |
| Zagrebacka Banka (consolidated accounts) | 112 | |
| TradingLab Banca | 105 | |
| Pioneer Global Asset Management (consolidated accounts) | 118 | |
| UniCredit Private Banking | 68 | |
| Locat | 62 | |
| Koç Finansal Hizmetler (consolidated accounts) | 58 | |
| UniCredito Italiano Ireland | 53 | |
| Cordusio Immobiliare | 51 | |
| Bulbank | 47 | |
| Banca dell'Umbria | 34 | |
| UniCredit Banca Mediocredito | 21 | |
| Uniriscossioni | 20 | |
| Banca Agricola Commerciale San Marino | 13 | |
| Cassa di Risparmio di Carpi | 11 | |
| UniCredit Gestione Crediti | 10 | |
| Clarima Banca | -31 | |
| UniCredit Banca per la Casa | -47 | |
| UniCredit Xelion Banca | -54 | |
| Other companies | 23 | |
| | | **4,219** |
| **Net profit of affiliates valued at net equity** | | **7** |
| **Less: dividend received** | | **-2,065** |
| by UniCredito Italiano SpA | -1,860 | |
| by other Group companies | -205 | |
| **Amortisation of positive consolidation differences** | | **-147** |
| **Other adjustments on consolidation** | | **76** |
| Reversal of writedowns/write-backs of equity investments | 55 | |
| Other adjustments | 21 | |
| **Minorities** | | **-129** |
| **Group portion of net profit** | | **1,961** |

# ○ Balance Sheet - Main Items

## Loans to Customers

Despite the weak Italian economy in 2003, loan growth in the banking industry held steady with an increase of about 6% over the previous period, in terms of the average for the year and over the year-end figure, due largely to growth in the long-term component. The latter, which was bolstered by interest rates that continue to be at historical lows, rose by 11.8% on average in 2003 (up by 13% over year-end figures) due to demand from households for the purchase of homes and from businesses. On the other hand, demand for short-term loans, which is more closely related to the economic cycle, remained largely unchanged from 2002 levels, and even showed signs of a decline towards the end of the year.

As explained in greater detail in the chapter on the Retail Division, loans to Group customers rose due to an extraordinary contribution of about €4.5 billion from the acquisition of the medium-term loan and mortgage division of the Italian branches of Abbey National Bank Plc. However, even without this contribution, the Group reported growth that was somewhat better than the industry (up by 7.6% for the twelve months net of repo transactions) with a sharp increase in the fourth quarter despite the impact of prudent credit policies enacted in Poland and the exchange rate trends noted earlier. Including repo transactions, which were down by over 70% during the year, total loans to customers were about €126.7 billion, representing a 3.8% increase for the quarter on an equivalent basis and a 5.9% increase from the beginning of the year.

**LOANS TO CUSTOMERS** (€ billion)



150
125
100
75
50
25
0
Other loan types
Medium-term loans and mortgages
115
74
41
118
75
43
127
77
50
31.12.2002
30.9.2003
31.12.2003


(€ million)

| LOANS BY TYPE | Amounts as at 31.12.2003 | of which: ANBI | 31.12.2002 restated | % chg. from 31.12.2002 less ANBI | Amounts as at 30.09.2003 | % chg. from 30.09.2003 less ANBI |
|---|---|---|---|---|---|---|
| Bills and notes discounted | 1,124 | - | 1,485 | - 24.3% | 1,162 | - 3.3% |
| Current accounts | 21,143 | - | 21,585 | - 2.0% | 20,820 | + 1.6% |
| Medium-term loans and mortgages | 49,539 | 4,512 | 40,672 | + 10.7% | 43,051 | + 4.6% |
| Other loans | 40,458 | - | 36,821 | + 9.9% | 39,148 | + 3.3% |
| Loans under financial leases | 7,495 | - | 6,562 | + 14.2% | 6,802 | + 10.2% |
| Other transactions | 6,210 | - | 5,715 | + 8.7% | 5,622 | + 10.5% |
| **Loans** (net of repos) | **125,969** | **4,512** | **112,840** | **+ 7.6%** | **116,605** | **+ 4.2%** |
| Repo transactions | 740 | - | 2,600 | - 71.5% | 1,147 | - 35.5% |
| **Total loans to customers** | **126,709** | **4,512** | **115,440** | **+ 5.9%** | **117,752** | **+ 3.8%** |

The growth of this item was due to the expansion of medium-term loans and mortgages (up by 4.6% for the quarter and by 10.7% for the twelve months net of the ANBI contribution), which was concentrated in the Retail Division and positively affected by the property market and low interest rates, and by the increase in non-overdraft lending (up by 3.3% over September and by 9.9% on an annual basis) and especially loans under financial leases (up by 10.2% for the quarter and by 14.2% over December 2002) which were primarily related to Corporate Division operations. This growth was partially offset by the decline in current accounts, which, however, rose slightly during the last quarter and was greatly impacted by the weak economic cycle and the further decline in portfolio discounting transactions.

The performance reported had a positive impact on loans in the Retail Division (up by 7% for the twelve months net of ANBI), and especially on loans in the Corporate Division which were up by 9.6% over the previous year-end.

(€ million)

| DIVISIONAL LENDING TO CUSTOMERS | Amounts as at | | | % chg. from | Amounts | % chg. from |
|---|---|---|---|---|---|---|
| | 31.12.2003 | of which: ANBI | 31.12.2002 restated | 31.12.2002 less ANBI | as at 30.09.2003 | 30.09.2003 less ANBI |
| Retail Division | 48,816 | 4,512 | 41,409 | + 7.0% | 43,131 | + 2.7% |
| Corporate Banking Division | 63,436 | - | 57,900 | + 9.6% | 59,188 | + 7.2% |
| Private Banking & Asset Management Division | 1,048 | - | 1,014 | + 3.4% | 1,019 | + 2.8% |
| New Europe Division | 11,848 | - | 12,594 | - 5.9% | 12,164 | - 2.6% |
| Parent company and other companies | 13,447 | - | 13,301 | + 1.1% | 12,170 | + 10.5% |
| Elisions and adjustments | -11,886 | - | - 10,778 | + 10.3% | - 9,920 | + 19.8% |
| **Total loans to customers** | **126,709** | **4,512** | **115,440** | **+ 5.9%** | **117,752** | **+ 3.8%** |

44

However, loan performance in the New Europe Division (down by 5.9%) was affected, as already noted, by the conservative credit policy enacted by the Pekao Group and exchange rate trends. At constant exchange rates, the Division was down by 1% for the quarter, but up by 1.9% without Pekao. Since the beginning of the year, there was a 3.2% increase in total loans and a 20.2% increase without the Pekao Group. Finally, the increase for the Parent Company and other companies was primarily due to loans made to other Group companies, and in particular to support the growth of Locat, and thus, was offset by elisions.

Growth by sector shows a significant recovery of loans to non-finance (up by 8.2%) and finance (up by 18.5%) companies. Growth in the sector of households and other businesses (up by 2.5% without ANBI) was affected by the sharp decline in UBM's repo transactions and the reduction of loans in the Pekao Group (due in part to exchange rate effects), which partially offset the increase in medium-term loans and mortgages to households.

(€ million)

| LOANS BY SECTOR | Amounts as at | | | % change from |
|---|---|---|---|---|
| | 31.12.2003 | of which: ANBI | 31.12.2002 restated | 31.12.2002 less ANBI |
| Governments | 2,169 | - | 2,251 | - 3.6% |
| Other government entities | 3,091 | - | 3,715 | - 16.8% |
| Non-finance companies | 70,205 | 4 | 64,868 | + 8.2% |
| Finance companies | 7,646 | - | 6,452 | + 18.5% |
| Households and other businesses | 43,598 | 4,508 | 38,154 | + 2.5% |
| **Total loans to customers** | **126,709** | **4,512** | **115,440** | **+ 5.9%** |

At the end of December, the market share of units operating in Italy was 10.74%, to which the ANBI acquisition contributed a share of 0.33% (0.77% share of medium and long-term loans). However, on an equivalent basis, market share rose by 35 basis points over September and by 45 basis points since the beginning of the year due to higher-than-industry growth in the short-term segment.

(Units operating in Italy)

| MARKET SHARE OF LENDING IN ITALY (Italian resident customers) | UniCredito Italiano Group market share | | | | Industry as at 31.12.2003 | |
|---|---|---|---|---|---|---|
| | 31.12.2003 | 31.12.2003 less ANBI | 30.09.2003 | 31.12.2002 | Amounts (€ million) | % change from 31.12.2002 |
| Short-term loans | 10.67% | 10.67% | 10.07% | 9.63% | 457,354 | - 1.7% |
| Medium and long-term loans | 10.80% | 10.03% | 9.87% | 10.07% | 581,810 | + 13.0% |
| **Total market share** | **10.74%** | **10.31%** | **9.96%** | **9.86%** | **1,039,164** | **+ 6.0%** |

## Bad and doubtful debts

The impact of the prolonged economic downturn was reflected by a rise in non-performing loans, which grew at a fast pace at the industry level during the year. In fact, gross non-performing loans for units operating in Italy gradually rose from about 2% at the end of 2002 to about 6% on average for the second half of the year, to 10.1% at the end of the year due also to the Parmalat crisis. Thus, the ratio of gross non-performing loans to loans for the industry rose from 4.51% at the end of the previous period to 4.68% at the end of 2003. For the same period, however, the ratio of non-performing loans to loans for the Group, calculated using equivalent data, remained steady at 3.13%.

However, trends at the national level are the result of significantly different performance levels throughout Italy with higher growth rates in more heavily industrialized areas where the Group has a significant presence. Between December 2002 and September 2003 (latest available regional statistical information from the Bank of Italy) non-performing loans rose 5.2% at the national level and by 9.7% in the Northeast (with a high of 12% in Emilia Romagna), while growth was 7.3% in the Northwest and central Italy. Taking into account that the Group concentrates about 90% of the domestic branch network in these areas (with a concentration of 45% in the Northeast), the Group has definitely experienced the negative impact of market performance, but still limited the increase in non-performing loans to 6.3% on an equivalent basis. The same is true for doubtful loans, even though available data is not as current. In fact, the increase between December and June was 2.9% at the national level, but over 7.5% in the Northeast and 7.9% in the Northwest.

Faced with this negative scenario in the domestic market, the Group has benefited from the improvement reported by banks in New Europe. Overall gross bad and doubtful debts rose by 6.2%, net of those acquired as a part of the ANBI transaction, while corresponding writedowns rose by 4.1%. While the latter on average remained higher than the previous year as a ratio of corresponding loans in individual Divisions and bad and doubtful debt categories, they rose at a slower rate due to a composition-related effect resulting from the reduction of the percentage represented by New Europe which reported coverage ratios that are higher than the Retail and Corporate Divisions. This composition-related effect impacted the book value of bad and doubtful debts, which rose by 8.2% net of ANBI. The increase was largely due to the rise in non-performing loans (up by 8.7%) and doubtful loans (up by 10.4%), while restructured loans and loans to countries at risk, which are a smaller amount in absolute terms, dropped sharply.

(€ million)

| ASSET QUALITY | Amounts as at 31.12.2003 | of which: ANBI | 31.12.2002 restated | % chg. from 31.12.2002 less ANBI | Amounts as at 30.09.2003 | % chg. from 30.09.2003 less ANBI |
|---|---|---|---|---|---|---|
| Non-performing loans | 2,373 | 25 | 2,161 | + 8.7% | 2,308 | + 1.7% |
| Doubtful loans | 2,157 | 26 | 1,931 | + 10.4% | 2,023 | + 5.3% |
| Loans subject to restructuring | 13 | - | 7 | + 85.7% | 11 | + 18.2% |
| Restructured loans | 136 | - | 158 | - 13.9% | 149 | - 8.7% |
| Loans to countries at risk | 34 | - | 53 | - 35.8% | 44 | - 22.7% |
| **Total bad and doubtful debts – customers** | **4,713** | **51** | **4,310** | **+ 8.2%** | **4,535** | **+ 2.8%** |
| Performing loans | 121,996 | 4,461 | 111,130 | + 5.8% | 113,217 | + 3.8% |
| **Total loans to customers** | **126,709** | **4,512** | **115,440** | **+ 5.9%** | **117,752** | **+ 3.8%** |
| Loans to high risk countries – banks | 36 | - | 37 | - 2.7% | N/A | .. |
| Other bad and doubtful debts – banks | 5 | - | 8 | -37.5% | N/A | .. |



It should also be noted that performing loans are reported net of lump-sum adjustments, which posted a prudent increase for the period (up by €239 million) reaching a level of €1,191 million or 0.97% of corresponding gross loans.

**BAD AND DOUBTFUL DEBTS BY CATEGORY**
(Book value) (€ million)


5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,373
2,157
183
4,713
Non-performing loans
Doubtful loans
Others
Total

**BAD AND DOUBTFUL DEBTS BY DIVISION**
(Book value) (€ million)


5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,997
1,594
1,022
105
4,713
Retail Division
Corporate Banking Division
New Europe Division
Parent Co. and other companies
Total

As can be seen from the table below, due to an increase in total loans to customers, the ratio of total bad and doubtful loans to total loans to customers dropped from 6.89% at the beginning of the year to 6.74% at the end of 2003 in terms of face value, but remained essentially unchanged at 3.72% in terms of book value with a slightly lower coverage ratio (dropping from 48% to 47.1%) due to the composition-related effect noted above. The same can be said of non-performing loans, which were steady at 1.87% of total loans to customers at book value, and doubtful loans, which were 1.70% of total loans, which was in line with the beginning of the year (1.67%). Coverage ratios were 59.7% for non-performing loans (60.6% at the end of 2002) and 21.2% for doubtful loans (21.8% at the end of the previous year).

(€ million)

| BAD AND DOUBTFUL DEBTS - CUSTOMERS (BY TYPE) | Non-performing loans | Doubtful loans | Restructured loans | Country risk | Total bad and doubtful debts |
|---|---|---|---|---|---|
| **Situation as at 31.12.2003** | | | | | |
| Face value | 5,883 | 2,737 | 244 | 44 | 8,908 |
| as a percentage of total loans | *4.45%* | *2.07%* | *0.18%* | *0.03%* | *6.74%* |
| Writedowns | 3,510 | 580 | 95 | 10 | 4,195 |
| *as a percentage of face value* | *59.7%* | *21.2%* | *38.9%* | *22.7%* | *47.1%* |
| Book Value | 2,373 | 2,157 | 149 | 34 | 4,713 |
| as a percentage of total loans | *1.87%* | *1.70%* | *0.12%* | *0.03%* | *3.72%* |
| **Situation as at 31.12.2002, restated** | | | | | |
| Face value | 5,487 | 2,468 | 265 | 68 | 8,288 |
| as a percentage of total loans | *4.56%* | *2.05%* | *0.22%* | *0.06%* | *6.89%* |
| Writedowns | 3,326 | 537 | 100 | 15 | 3,978 |
| *as a percentage of face value* | *60.6%* | *21.8%* | *37.7%* | *22.1%* | *48.0%* |
| Book Value | 2,161 | 1,931 | 165 | 53 | 4,310 |
| *as a percentage of total loans* | *1.87%* | *1.67%* | *0.14%* | *0.05%* | *3.73%* |

In terms of total non-performing loans and doubtful loans, the face value of transfers from performing loans to bad and doubtful debts was €2,548 million against collections of about €1,233 million and transfers to performing loans of a further €400 million, in addition to €743 million in write-offs. The remaining increase was made up of overdue interest of €288 million and other net changes of €205 million.

As a result of the insolvency of the Parmalat Group, about €159 million in positions (for direct and indirect risks) for companies entitled to special administration proceedings were transferred to non-performing loans with writedowns of about 85%. The remaining positions related to companies not included in these proceedings were about €30 million, and were classified as doubtful loans with provisions of about 62%.

Finally, below is a breakdown of bad and doubtful debts by Division at face and book value, as compared with the corresponding figures at the end of 2002.

(€ million)

| BAD AND DOUBTFUL DEBTS – CUSTOMERS (BY DIVISION) | Retail Division | Corporate Banking Division | New Europe Division | Parent Co. and other companies | Combined Total | Consolidated Total |
|---|---|---|---|---|---|---|
| **Situation as at 31.12.2003** | | | | | | |
| Face value | 3,213 | 2,673 | 2,844 | 183 | 8,913 | 8,908 |
| *as a percentage of total loans* | *6.39%* | *4.10%* | *20.55%* | *1.26%* | *6.19%* | *6.74%* |
| Writedowns | 1,216 | 1,079 | 1,822 | 78 | 4,195 | 4,195 |
| *as a percentage of face value* | *37.8%* | *40.4%* | *64.1%* | *42.6%* | *47.1%* | *47.1%* |
| Book Value | 1,997 | 1,594 | 1,022 | 105 | 4,718 | 4,713 |
| *as a percentage of total loans* | *4.09%* | *2.51%* | *8.62%* | *0.73%* | *3.40%* | *3.72%* |
| **Situation as at 31.12.2002, restated** | | | | | | |
| Face value | 2,585 | 2,360 | 3,027 | 316 | 8,288 | 8,288 |
| *as a percentage of total loans* | *6.07%* | *3.97%* | *20.75%* | *2.18%* | *6.32%* | *6.89%* |
| Writedowns | 974 | 958 | 1,895 | 151 | 3,978 | 3,978 |
| *as a percentage of face value* | *37.7%* | *40.6%* | *62.6%* | *47.8%* | *48.0%* | *48.0%* |
| Book Value | 1,611 | 1,402 | 1,132 | 165 | 4,310 | 4,310 |
| *as a percentage of total loans* | *3.89%* | *2.42%* | *8.99%* | *1.15%* | *3.42%* | *3.73%* |



For the Retail Division, total gross bad and doubtful debts were up by about €628 million for the year (of which €104 million was for ANBI), to 6.39% of corresponding loans (compared to 6.07% in December 2002), with a coverage ratio of 37.8%, which was in line with the figure at the beginning of the year. Thus, net figures were up by €386 million, of which €51 million was due to ANBI, to 4.09% of loans (3.89% in December of 2002). The increase in the Corporate Division was lower (€313 million on gross loans and €192 million on net loans). Based on a largely stable coverage ratio of 40.4%, the increase in this item as a percentage of total loans, which was 4.10% of gross loans (3.97% at the beginning of the year) and 2.51% of book values (2.42% at the end of the previous year), was more modest. On the other hand, there was a decrease in the other Divisions, which was particularly pronounced for the Parent Company due to large recoveries of doubtful loans in both absolute terms and as a percentage of total loans. Performance was particularly noteworthy in New Europe where absolute levels were positively affected by exchange rate fluctuations, and there was a significant reduction in bad and doubtful debts as a percentage of total loans (from 8.99% to 8.62% of book value), as well as a slight increase in the coverage ratio (from 62.6% to 64.1%).

Finally, from this data it is possible to assess the effect on the coverage ratio, which dropped from 48% to 47.1% for all bad and doubtful loans on a consolidated basis. This was due to a change in composition by Division with an increase in the weighting for those Divisions with a structurally lower coverage ratio. Moreover, this ratio is also affected by write-offs carried out during the year on the positions of Parmalat, which is subject to receivership proceedings. Without this effect, the ratio was 47.8% for all bad and doubtful debts and 60.5% for non-performing loans alone. The latter was in line with figures at the beginning of the year of exactly 59.7%.

## Country Risk (Customers and Banks)

Finally, for the sake of completeness, loans and advances (net of guarantees) to customers and banks in countries at risk are reported below. During the period, this exposure dropped by €30 million in face value and €20 million in book value due primarily to lower exposure to Russia and the removal of Egypt and Tunisia from the list of countries at risk. This was partially offset by the increase in loans to Brazil.

(€ million)

| COUNTRY | Loans and advances as at | | | | | |
|---|---|---|---|---|---|---|
| | 31.12.2003 | | | 31.12.2002 restated | | |
| | Face value | adjustments | Book value | Face value | adjustments | Book value |
| Brazil | 27 | 2 | 25 | 18 | 2 | 16 |
| Russian Federation | 12 | 2 | 10 | 30 | 5 | 25 |
| Panama | 9 | 1 | 8 | 13 | 3 | 10 |
| Algeria | 5 | 1 | 4 | 7 | 1 | 6 |
| Cayman Islands | 4 | .. | 4 | - | - | - |
| Venezuela | 3 | 1 | 2 | 6 | 2 | 4 |
| Argentina | 3 | 2 | 1 | 4 | 2 | 2 |
| Egypt | - | - | - | 8 | 1 | 7 |
| Tunisia | - | - | - | 3 | .. | 3 |
| Indonesia | - | - | - | 3 | 1 | 2 |
| Other | 20 | 4 | 16 | 21 | 6 | 15 |
| **Total country risk** | **83** | **13** | **70** | **113** | **23** | **90** |
| *of which:* | | | | | | |
| *Loans to customers* | *44* | *10* | *34* | *68* | *15* | *53* |
| *Loans to banks* | *39* | *3* | *36* | *45* | *8* | *37* |

## Assets under Administration

In 2003 the performance of direct customer deposits and securities (including repos and foreign currency deposits) was characterized by a relative slowdown with average growth of 5.4% for the year compared to average growth of 8.7% in 2002, with an increase at year-end of 4.6% on an annual basis. This performance was again due to growth in account deposits, which was bolstered by low interest rates on alternative investments, thereby favouring the holding of liquidity, and by deposits in the form of bonds, which were partially offset by the decline in repo deposits.

In the area of indirect deposits, the managed component resumed its growth trend in 2003 breaking the negative trend of recent years due to the recovery of stock markets and improved macroeconomic prospects, especially during the second half of the year. Assets in mutual funds (Italian and foreign funds managed by Italian brokers including funds of unrelated funds) rose by 9.2% over the end of 2002 due to a positive performance effect (up by 3.8%) and a net inflow of €25.3 billion for the entire year. There was only a slight reallocation of assets in the overall portfolio confirming the conservative nature of investors.

Against this background, overall Group customer assets under administration rose to about €372 billion including over €2.7 billion in assets managed by the ING Sviluppo Finanziaria Group, which was acquired in December. Disregarding this contribution, there was an increase of 4.1% over the previous quarter due to growth in direct deposits of securities and repos, and an increase of 8.3% over year-end 2002 (up by 9.2% including ING).

Within this overall figure, there was a shift towards indirect deposits, which were 63.7% of the total, up from 62.1% in December 2002.

ASSETS UNDER ADMINISTRATION



(€ billion)
400
350
300
250
200
150
100
50
0
341
212
129
355
230
125
372
237
135
Indirect deposits
Direct deposits
31.12.2002
30.9.2003
31.12.2003


(€ million)

| DEPOSITS BY TYPE | Amounts as at 31.12.2003 | of which: ING | 31.12.2002 restated | % chg. from 31.12.2002 less ING | Amounts as at 30.09.2003 | % chg. from 30.09.2003 less ING |
|---|---|---|---|---|---|---|
| **Direct deposits** | **135,274** | **-** | **129,503** | **+ 4.5%** | **124,766** | **+ 8.4%** |
| Total customer deposits (net of repos) | 81,786 | - | 80,518 | + 1.6% | 80,116 | + 2.1% |
| Repo transactions | 16,190 | - | 15,809 | + 2.4% | 13,256 | + 22.1% |
| Securities in issue | 37,298 | - | 33,176 | + 12.4% | 31,394 | + 18.8% |
| **Indirect deposits [1]** | **236,914** | **2,721** | **211,789** | **+ 10.6%** | **230,218** | **+ 1.7%** |
| Indirect deposits under administration | 122,787 | - | 110,262 | + 11.4% | 121,545 | + 1.0% |
| Indirect deposits under management | 114,127 | 2,721 | 101,527 | + 9.7% | 108,673 | + 2.5% |
| **Assets administered for customers** | **372,188** | **2,721** | **341,292** | **+ 8.3%** | **354,984** | **+ 4.1%** |

1. Excluding securities and liquid assets already included in direct deposits, and duplications of Group mutual funds. Market values.

## Direct Deposits

Direct deposits were up by 8.4% to €135.3 billion for the last quarter and up by 4.5% over the end of 2002. In addition to seasonal factors, the increase during the last quarter was due to significant issues of securities during the period and the increase in repo transactions that were above previous year-end levels (up by 2.4%). However, growth was tempered by outflows towards indirect deposits and by exchange rate fluctuations for the New Europe banks (with an impact of about €2 billion annually) and for Parent Company foreign branch dollar-based liabilities.

**Securities in issue** rose by 18.8% for the quarter and by 12.4% over year-end 2002 due to the issuance of certificates of deposit by foreign branches as a part of the integrated management of liquid assets. At the end of the period, certificates of deposit totalled €25.6 billion, which was 48% higher than the previous year. On the other hand, outstanding bonds continued the reduction witnessed over the last few years, with a 27.1% drop for the twelve months. In this regard, it should be noted that an increase in bond issues is planned with the goal of providing balanced financing for planned growth in the area of medium and long-term loans, taking into account the acquisition of the medium-term loan and mortgage division of Abbey National Bank Italia. The first issue of €625 million was launched successfully in October with the offer of a five-year (2003-2008), floating-rate bond. The "exchangeable" €1.2 billion Generali bond (see the section on equity investments) issued in December also contributes to achieving the goal of extending the maturities of liabilities, and makes it possible to obtain a favourable cost of funding.

Finally, **amounts due to customers less repos** were up by 1.6% on an annual basis. Changes in this item during the current year, including mainly current account and savings deposits, can be broken down by Division as follows:

(€ million)

| CUSTOMER DEPOSITS BY DIVISION | Amounts as at 31.12.2003 | Amounts as at 31.12.2002 restated | Change amount | Change % | Amounts as at 30.09.2003 | % change from 30.09.2003 |
|---|---|---|---|---|---|---|
| Retail Division | 40,458 | 38,603 | + 1,855 | + 4.8% | 38,755 | + 4.4% |
| Corporate Banking Division | 10,859 | 11,890 | - 1,031 | - 8.7% | 10,493 | + 3.5% |
| Private Banking & Asset Management Division | 4,084 | 3,637 | + 447 | + 12.3% | 4,148 | - 1.5% |
| New Europe Division | 20,123 | 22,022 | - 1,899 | - 8.6% | 20,384 | - 1.3% |
| Parent company and other companies | 7,591 | 5,371 | + 2,220 | + 41.3% | 6,984 | + 8.7% |
| Elisions and adjustments | -1,329 | -1,005 | - 324 | + 32.2% | - 648 | .. |
| **Total customer deposits** (net of repos) | **81,786** | **80,518** | **+ 1,268** | **+ 1.6%** | **80,116** | **+ 2.1%** |

Performance for the quarter shows an increase in the Retail and Corporate Divisions, which was due in part to seasonal factors, and a modest decline in the Private Banking and New Europe Divisions. The latter decrease was largely due to the depreciation of the zloty (at constant exchange rates, there would have been a 0.5% increase).

The Retail Division reported a 4.8% increase from the beginning of the year, which was slightly less than growth for the industry, while the Private Banking Division posted an increase of 12.3% due in part to the effects of the tax shield. The reduction in the New Europe Division, which was entirely due to exchange rate fluctuations, was also tied to the growing shift of funds towards asset management products. Finally, the Corporate Division and Parent Company, the areas with the greatest volatility, reported results that partly offset each other.

**CUSTOMER DEPOSITS** (net of repos)


(€ billion)
45
40
35
30
25
20
15
10
5
0
40
11
4
20
8
Retail Division
Corporate Banking Division
Private Banking Division
New Europe Division
Parent Co. and other companies

The share of direct deposits of resident customers of Group units operating in Italy was up over September in all areas, but was still lower than at the end of the previous year.

(Units operating in Italy)

| MARKET SHARE OF DEPOSITS (Italian resident customers) | UniCredito Italiano Group market share | | | Industry as at 31.12.2003 | |
|---|---|---|---|---|---|
| | 31.12.2003 | 30.09.2003 | 31.12.2002 | Amounts (€ million) | % change from 31.12.2002 |
| Current accounts and savings | 9.19% | 9.17% | 9.54% | 585,490 | + 6.2% |
| Repos | 18.46% | 14.36% | 14.57% | 78,370 | - 12.7% |
| Bonds and certificates of deposit | 5.90% | 5.48% | 6.57% | 377,892 | + 6.4% |
| **Total** | **8.76%** | **8.25%** | **8.93%** | **1,041,752** | **+ 4.6%** |

## Indirect Deposits

The growth in indirect deposits from customers reinforced the growth trend, which until March, had been clouded by market performance. This increase came from new deposit inflows in both the administered and managed components. Thus, indirect deposits totalled €236.9 billion at market values and also benefited by the contribution of over €2.7 billion in assets under management from the ING Sviluppo Finanziaria Group, which was acquired at the beginning of December. Without that contribution, there was a 1.7% increase for the quarter and a 10.6% increase for the twelve months. Within this area, the administered component was up by 11.4% over the previous year-end, while growth of the managed component, which was adversely affected by the depreciation of the dollar, was 9.7%.



Taking into account the ING contribution, which brings the increase in indirect deposits under management to 12.4% on an annual basis, the management component totalled 48.2% of indirect deposits, which was above the previous year-end figure (47.9%).

### Assets under Management

At the end of 2003, customer assets managed by the Group (including liquid assets, securities issued by Group companies and funds supporting structured bonds) totalled €117.4 billion, representing an increase, net of the ING contribution, of 2.8% for the quarter and 11.5% over the twelve months (up by 14.2% including ING).

This aggregate was primarily made up of customer assets (and thus, excluded bank portfolios) managed by the Private Banking and Asset Management Division and, in particular, by the Pioneer Group both directly and on mandate. These assets represent the total aggregate in US and "international" markets and nearly all assets managed in Italy and the New Europe. Thus, see the appropriate section for comments on changes in assets under management, and in particular, those managed outside Italy which were up by 33.2% for the period. This increase benefited from a particularly high inflow of deposits, which were no longer adversely affected by the "market" effect, which remained largely neutral due to further devaluation of the dollar.

(€ million)

| ASSETS UNDER MANAGEMENT (CUSTOMERS) | Amounts as at 31.12.2003 | of which: ING | 31.12.2002 restated | % chg. from 31.12.2002 less ING | Amounts as at 30.09.2003 restated | % chg. from 30.09.2003 less ING |
|---|---|---|---|---|---|---|
| **Italy** | **86,145** | **2,721** | **79,356** | **+ 5.1%** | **82,720** | **+ 0.9%** |
| Mutual funds placed directly [1] | 43,118 | 1,921 | 38,047 | + 8.3% | 40,199 | + 2.5% |
| Customer segregated accounts [2] | 22,749 | 800 | 26,008 | - 15.6% | 23,297 | - 5.8% |
| *- Segregated accounts in funds* | *11,880* | *651* | *15,781* | *- 28.8%* | *12,210* | *- 8.0%* |
| *- Other segregated accounts* | *10,869* | *149* | *10,227* | *+ 4.8%* | *11,087* | *- 3.3%* |
| Insurance policies (actuarial reserves) | 20,278 | - | 15,301 | + 32.5% | 19,224 | + 5.5% |
| *- Unit linked* | *15,316* | - | *10,411* | *+ 47.1%* | *14,141* | *+ 8.3%* |
| *- Other policies* | *4,962* | - | *4,890* | *+ 1.5%* | *5,083* | *- 2.4%* |
| **United States** | **21,856** | - | **17,635** | **+ 23.9%** | **20,686** | **+ 5.7%** |
| **Other international markets** | **5,880** | - | **3,732** | **+ 57.6%** | **4,894** | **+ 20.1%** |
| **New Europe** | **3,556** | - | **2,124** | **+ 67.4%** | **3,261** | **+ 9.0%** |
| **Total customer assets under management** | **117,437** | **2,721** | **102,847** | **+ 11.5%** | **111,561** | **+ 2.8%** |
| **Note:** | | | | | | |
| Assets in mutual funds | 100,502 | 2,572 | 86,272 | + 13.5% | 94,230 | + 3.9% |
| *- Securities funds distributed in Italy [3]* | *68,735* | *2,572* | *62,578* | *+ 5.7%* | *64,897* | *+ 2.0%* |
| *- Other mutual funds* | *31,767* | - | *23,694* | *+ 34.1%* | *29,333* | *+ 8.3%* |

1. Including funds underlying structured securities.
2. Segregated accounts exclude those accounts related to insurance policies. Amounts shown include liquid assets and Group securities in issue.
3. Assogestioni standard.



In Italy, assets again remained on an upward trend in the fourth quarter reaching €86.1 billion, which was up by 5.1% over the previous year-end excluding the ING contribution, which amounted to a further 3.4%. Growth in levels of the main asset management products for the quarter and the entire period again reflected a steady rise in the actuarial reserves of life insurance products (up by 5.5% from September and by 32.5% from the beginning of the year) due primarily to unit-linked policies. However, segregated accounts were down (by 5.8% for the quarter and by 15.6% for the year disregarding the €800 million ING contribution). This was partially tempered by the increase in "other segregated accounts (up by 4.8% since the beginning of the year), while funds placed directly rose for the quarter (up by 2.5% without ING) and for the entire period (up by 8.3% disregarding the €1,921 million from ING). This was partly due to the increase in funds supporting structured bonds.

Growth in the bancassurance area was bolstered by new business with gross premiums of about €6,100 million in 2003, representing an 18% increase over 2002. Periodic premiums, which have a greater profit margin, increased by 8%.

Market share figures confirmed the Group's leading position:

- For unit-linked policies, market share was 53% (37.5% in 2002) of the Bancassurance market and 39.7% (27.3% in December 2002) of the overall market;
- For all policies, market share was 16.1% (17.6% in 2002) of the Bancassurance market and 12.3% (11.8% in December 2002) of the overall market.

The results achieved in the unit-linked policy area had a positive impact on the asset growth of funds distributed in Italy which were up by 5.7% for the year, 1.7% from net inflows (€1,077 million) and 4% from the market effect. Market share was 12.90% without ING compared to 12.78% in September and 13.32% at the end of December. Including ING funds, market share was 13.39%.

(as recorded by Assogestioni)

| ASSETS IN MUTUAL FUNDS | Amounts as at | | | % Change from | |
|---|---|---|---|---|---|
| | 31.12.2003 | 30.09.2003 | 31.12.2002 | Sept 03 | Dec 02 |
| Industry (€ millions) | 513,307 | 507,688 | 469,963 | +1.1% | +9.2% |
| UniCredit Group (€ millions) | 68,735 | 64,897 | 62,578 | +5.9% | +9.8% |
| **Market share** | **13.39%** | **12.78%** | **13.32%** | **+61 b.p.** | **+8 b.p.** |

## Securities Portfolio and Interbank Position

During the period there was a reduction of about €10 billion in "structural liquidity" nearly half of which was due to the acquisition of Abbey National Bank Italia's medium-term loan and mortgage division. The decline was also due to loan growth, which, without the ANBI contribution, was higher than growth in direct deposits. It was also due to an increase in fixed assets, and particularly equity investments, and the balance of changes in other asset and liability items. Disregarding the acquisition of ANBI, the change in "structural liquidity" for the fourth quarter would instead have been an increase of over two billion.



These results were reflected in a reduction of about €1.6 billion in the securities portfolio since the beginning of the year, and increased use of the interbank channel of about €8.3 billion net.

The change in the securities portfolio was due to a €2.5 billion reduction in the investment securities portfolio, which was partially offset by a €900 million increase in the trading securities portfolio. On the other hand, the net change in the interbank balance was the result of an €11.6 billion increase in amounts due to banks and a €3.3 billion increase in corresponding loans to banks. The latter was due to repo transactions.

(€ million)

| | Amounts as at | | Change | | Amounts as at 30.09.2003 | % change from 30.09.2003 |
|---|---|---|---|---|---|---|
| | 31.12.2003 | 31.12.2002 restated | amount | % | | |
| **Investment and trading securities** | **29,527** | **31,129** | **- 1,602** | **- 5.1%** | **34,241** | **- 13.8%** |
| Investment securities | 11,271 | 13,795 | - 2,524 | - 18.3% | 11,526 | - 2.2% |
| Trading securities | 18,256 | 17,334 | + 922 | + 5.3% | 22,715 | - 19.6% |
| **Interbank balance** | **-11,469** | **-3,193** | **- 8,276** | **+ 259.2%** | **- 13,938** | **- 17.7%** |
| Loans to banks | 32,783 | 29,480 | + 3,303 | + 11.2% | 28,887 | + 13.5% |
| Due to banks | 44,252 | 32,673 | + 11,579 | + 35.4% | 42,825 | + 3.3% |
| **Structural liquidity** | **18,058** | **27,936** | **- 9,878** | **- 35.4%** | **20,303** | **- 11.1%** |

## Equity Investments

As at 31 December, equity investments totalled €3,505 million, representing an increase of €1,281 million over the previous year-end.

(€ million)

| | Amounts as at | | Change | | Amounts as at 30.09.2003 | % change from 30.09.2003 |
|---|---|---|---|---|---|---|
| | 31.12.2003 | 31.12.2002 restated | amount | % | | |
| Equity investments | 3,368 | 2,072 | + 1,296 | + 62.5% | 3,250 | +3.6% |
| Equity investments in Group companies | 137 | 152 | - 15 | - 9.9% | 152 | -9.9% |
| **Total equity investments** | **3,505** | **2,224** | **+ 1,281** | **+ 57.6%** | **3,402** | **+3.0%** |

The change for the period was largely due to the acquisition of a 3.53% stake in Assicurazioni Generali at a total price of €977 million. With regard to this equity investment, on 13 March, UniCredito Italiano, Banca Monte dei Paschi di Siena and Capitalia signed a "consulting agreement" (with a term of six months, automatically renewable) that calls for the parties to commit to periodically consulting with one another regarding any topic of mutual interest concerning Assicurazioni Generali. Taking advantage of favourable market conditions for equity-linked instruments, and with the goal of optimising the cost of liabilities and diversifying sources of funding, an exchangeable bond was issued in December (maturing in 2008) which provides a conversion option, starting December 2005 until maturity, into about 45 million Generali ordinary shares equal to the entire stake held by the Group. This issue made it possible to raise €1,263 million at a favourable rate, corresponding to a unit conversion price of €28.08 per Generali share.

In the context of measures taken as a part of the "framework agreement" signed by FIAT and the Banks on 27 May 2002, in order to improve the FIAT group's financial situation, in March 2003, FIAT finalised a contract with UniCredito Italiano, Banca Intesa, Capitalia and S. Paolo IMI in anticipation of the acquisition of 51% of Fidis Retail Italia SpA, a FIAT Group company operating in Europe in the area of consumer credit for automobile purchases by retail customers. This acquisition was finalised in May through Synesis Finanziaria SpA, a company formed for this purpose by the four banks with capital stock of €200 million (to which further capital contributions of €171 million were made), 25% of which is held by each of the banks, resulting in a charge of over €90 million.

At the end of June UniCredito Italiano subsequently acquired from B.B. Investissements SA 7.35% of the capital stock of Consortium Srl for an equivalent amount of about €53.3 million (a similar stake was also bought by Capitalia). This acquisition, which falls under the agreements reached on the occasion of the revision of the Mediobanca syndication agreement, temporarily brought the stake held by UniCredito Italiano in the Consortium to 25.70% in anticipation of the subsequent placement with third parties.

UniCredito Italiano also agreed to provide its due share of €100 million in the capital increase of Edipower SpA totalling €1 billion (of which €260 million was additional paid-in capital), thereby increasing its investment in the subsidiary to about €200 million, which still represents 10% of capital stock. In addition, an agreement was signed with Edipower's industrial shareholders (Edison SpA, AEM Milano SpA, AEM Torino SpA and ATEL SA), which includes, among other things, provisions to protect our investment.

The Parent Company then agreed to provide its due share (€64.7 million) of the increase in the capital stock of Olimpia SpA totalling €770 million. The main purpose of this increase is to provide the company with the appropriate financial means to consolidate the stake held in Telecom (in December approximately 295 million Telecom shares were purchased by Olimpia increasing its stake from 14.16% to 17.01% with an outlay of about €700 million). In addition, it should be noted that agreements were signed with the Pirelli group that include provisions to protect the above investment, in line with the information given in last year's Report.

In April UniCredito Italiano sold the entire stake held in Kataweb SpA (5%) to the Espresso Group at a total price of €6.6 million. At the same time, the subsidiary UniCredit Banca purchased from Kataweb 10% of the capital stock of Vivacity in which it already held the remaining 90%. Finally, the disposal of minority equity investments, which are no longer considered strategic, continued. In particular UniCredit sold stakes in CRIF SpA (5.05%), Intesa Holding Asset Management SpA (1.39%), Eptafid SpA (15.70%), Axa Sim SpA (3.80%), Banca Nazionale del Lavoro SpA (0.01%), Banca Intesa SpA (0.004%) and Commerzbank (1.13%) resulting in total proceeds of about €66 million and a net capital gain of about €6 million.



## List of equity investments

Pursuant to Article 126 of CONSOB Regulation No. 11971 of 14 May 1999, attached is the list of equity investments in the form of shares/interests with voting rights in unlisted companies held in any form as at 31 December 2003.

## Transactions with Subsidiaries

With regard to transactions with subsidiaries, see the Notes to Accounts for existing assets, liabilities and guarantees and commitments as at 31 December 2003 with Group companies (that are not fully consolidated) and with those subject to significant influence pursuant to paragraph 1 of Article 19 of Legislative Decree 87/92.

## Intra-group and related party transactions

Transactions between the Parent Company, subsidiaries and companies subject to significant influence were entered into because they were deemed to be mutually beneficial and took place under market terms.

See the company accounts for further details.

## Shareholders' Equity and Subordinated Debt

### Shareholders' Equity

As at 31 December, the Group portion of shareholders' equity was €13,013 million with an increase of €752 million over the end of the previous year. The increase was due to net profit for the period, which was partially offset by the distribution of dividends for 2002 and the allocation to the reserve for donations. Other net changes totalling - €204 million were largely attributable to exchange rate effects on consolidated reserves.

(€ million)

| | |
|---|---|
| **Shareholders' equity as at 31.12.2002** | **12.261** |
| Changes during the year: | |
| Net profit for the period | 1.961 |
| Dividends distributed | -995 |
| Allocation to donation reserve | -10 |
| Other net changes | -204 |
| **Shareholders' equity as at 31.12.2003** | **13.013** |

For further details on changes in shareholders' equity see the Notes to the Consolidated Accounts - Part B - Section 8.

The annexes include the reconciliation with the Parent Company's shareholders' equity.

**SHAREHOLDERS EQUITY** *(€ million)*



4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,158
3,309
4,167
285
133
1.961
Capital
Share premium
Reserves
Revaluation reserves
Fund for general banking risks
Net profit


### Subordinated Debt

Based on the more than adequate level of capital ratios (as described in the section on capital allocation and risk management), no subordinated debt was issued during the period. Thus, at the end of December subordinated debt was €6,190 million with a reduction of €930 million from the end of 2002 primarily due to maturities during the period, and to a lesser extent, negative exchange rate effects.

# Main Divisional Results

## Retail Division

### Divisional Subsidiaries and Strategy

The reference market is households and small Italian businesses, which are serviced primarily through the division's distribution networks:

- UniCredit Banca, "the largest local Italian bank";
- Banca dell'Umbria and Cassa di Risparmio di Carpi, two banking entities with a strong network in their operating areas.

In addition, there are the following specialised banks:

- *Clarima*, specialising in consumer credit products and credit cards by using direct and partnership channels;
- *UniCredit Banca per la Casa*, specialising in providing medium-term loans and mortgages and other products for households through organised intermediaries (primarily estate and insurance agents).

In addition to these companies is *TradingLab Banca*, which specialises in the creation and supply to distribution networks of financial instruments and investment services for personal finance. This company operated under the Division for most of the period, but in December became a part of the Corporate Division in light of its subsequent integration into UBM in the context of the reorganisation of the Group's investment banking operations.



(As at 31 December 2003)

| RETAIL DIVISION - PRINCIPAL SUBSIDIARIES | % held | Total assets (€ million) | Net profit (€ million) | Cost/ income ratio % | ROE % | Employees No. | Bank branches No. |
|---|---|---|---|---|---|---|---|
| UniCredit Banca | 100.00 | 66,805 | 701 | 63.9 | 27.4 | 23,980 | 2,754 |
| Banca dell'Umbria | 96.46 | 4,562 | 34 | 54.8 | 12.2 | 773 | 89 |
| Cassa di Risparmio di Carpi | 99.91 | 1,201 | 11 | 56.6 | 8.4 | 336 | 40 |
| UniCredit Banca per la Casa | 100.00 | 7,805 | -47 | .. | .. | 358 | 15 |
| Clarima Banca | 100.00 | 1,955 | -31 | .. | .. | 255 | - |
| Tradinglab Banca [1] | 100.00 | 8,478 | 105 | 32.7 | 63.3 | 172 | - |

1. This subsidiary was transferred to the Corporate Banking Division with effect from end-2003.

The Division's goal is to become the main banking partner of customers in the mass market, and affluent clients and small business segments based on high-quality services and close, personal relationships with customers with the aim of increasing market share and revenues over time as a result of high and growing levels of customer satisfaction.

In 2003 the Division underwent significant changes in order to focus on individual businesses and pursue greater synergies and cost reductions. In fact, the process of rationalising consumer credit, medium-term loan and mortgage operations was begun by transferring, on 1 October 2003, the corresponding divisions of UniCredit Banca to Clarima, and for medium-term loans and mortgages using the "Tecnocasa" agreement, to UniCredit Banca per la Casa. In addition, on 31 December 2003 the purchase of Abbey National Bank Italia (ANBI) was finalised by UBCasa allowing the latter to become the largest specialised bank in the area of medium-term loans and mortgages, and one of the largest players in the domestic market.

## The Retail Division's Activities

### Marketing initiatives and businesses started

All businesses and commercial ventures undertaken were aimed at creating a unique corporate culture in the sales network with the extensive experience and traditions of the former federated banks. Its goal is to be known for its distinctive nature and to provide a new higher quality of service to customers.

In terms of details on new ventures, the following sales campaigns were launched:

- In the area of **current accounts**, steps were taken to incorporate a portion of the old accounts held by customers of the former Divisions into the new range of package accounts, and at the same time enhance them with new non-banking content.In addition, the new "Genius Free" concept was launched as a product line developed to meet the needs of the under-30 segment;
- In the area of **credit cards**, commercial steps were taken to distribute new cards to customers, issued by group companies (Clarima) in both revolving and balance-due versions;
- In the area of **personal loans**, a business venture was launched to support the branch network's ability to identify customers with a potential interest in personal loans;
- In the **non-life insurance branch**, ventures were launched to increase the penetration of non-life insurance policies with respect to medium-term loans and mortgages provided;
- For small businesses, dedicated campaigns were launched such as "C'è un fido per te" and "Utilizza di più." In addition, the first loan securitisation transaction is being structured and launched in conjunction with EuroFidi Torino, UniCredit Banca d'Impresa and UBM as evidence of the continued commitment to support the best local entities with innovative tools.

With regard to businesses, the following initiatives were undertaken:

- The first integrated **Customer Satisfaction project** – a group of activities aimed at disseminating the corporate culture of "quality growth" throughout the branch network. In short summary, the following businesses developed in 2003 in collaboration with CRM (Customer Relationship Management) were aimed at preventing customer "marginalisation." The goal of "Customer Retention" was to recover customers that were at risk of being lost. Targeted steps were taken to improve relationships with declining customers (who reduced their cash by at least 25% over the last six months). And "Customer Care" initiatives were also launched for unmanaged Small Business Customers.
- In addition, for the latter area a major investment was made to apply the service model of **Small Business Centres**, which are small operating units that plan, oversee and closely monitor the activity of the segment in their area of responsibility;
- With regard to the expansion of the customer base and the branch network development plan, **Project ABC** (Customer

Base Expansion) was launched. A plan was developed to rationalise and optimise the branch network with the goal of using our presence to enhance the area's potential. This made it possible to steer goal definition towards maintaining/acquiring customers in a manner consistent with the potential of diverse geographic areas with distinct goals among regions that are more concerned with increasing the retention of their current customer base.

The specific business activities and ventures undertaken by Clarima in the consumer credit sector, by UniCredit Banca per la Casa in the area of medium-term loans and mortgages, and by TradingLab in investment services for personal finance are described in the respective sections.

## Loans to customers

Moving to an analysis of balance sheet data, at the end of 2003 loans to customers of the Retail Division totalled over €48,800 million at book value (including €4.5 billion for the acquisition of Abbey National Bank Italia on 31 December 2003) which was 7.0% higher (without ANBI) than levels at the end of the previous period.

(€ million)

| RETAIL DIVISION - LOANS TO CUSTOMERS BY TYPE | 31.12.2003 | | | 31.12.2002 | % change |
|---|---|---|---|---|---|
| | amount | of which: ANBI | % | restated | less ANBI |
| Bills and notes discounted | 153 | - | 0.3 | 353 | - 56.7% |
| Current accounts | 8,166 | - | 16.7 | 8,223 | - 0.7% |
| Medium-term loans and mortgages | 34,540 | 4,512 | 70.8 | 26,802 | + 12.0% |
| Other loans | 4,383 | - | 9.0 | 4,419 | - 0.8% |
| Loans under financial leases | 9 | - | .. | 11 | - 18.2% |
| Other transactions | 1,525 | - | 3.1 | 1,601 | - 4.7% |
| **Loans** (net of repos) | **48,776** | **4,512** | **99.9** | **41,409** | **+ 6.9%** |
| Repo transactions | 40 | | 0.1 | - | - |
| **Total loans to customers** | **48,816** | **4,512** | **100.0** | **41,409** | **+ 7.0%** |

Within this overall figure is the fast growing category of medium-term loans and mortgages provided to customers which rose by over €3,200 million during the year, net of loan volume acquired with ANBI (up by 12% over the end of 2002), due to a concerted effort from the sales force and support structures that brought the figure for this category to over €30,000 million (68% of all loans) at the end of 2003. Taking into account the weak production and consumption cycle, the other loan categories were down slightly overall for the twelve months (by about €330 million, or 2.3% of the initial balance).

Lending activities are obviously concentrated on the sector of "Non-finance companies" and "family firms" (largely the same as the Small Business segment) and on "Consumer Households" (individuals), with nearly 97% of loans to customers.

The remaining 3% (€1,667 million as at 31 December 2003 compared to €1,697 million at the end of 2002 on a restated basis) was largely in the form of loans made to agencies and public authorities, another strategic sector on which the Division's activities are focused.

At the end of 2003, loans to "Non-finance companies and family firms" (Small Businesses) – 33% of the total – were €16,106 million (€15,640 million on a restated basis at the end of 2002), among which the greatest concentration (about 7% of loans) was to the commercial and repair sector, while 4% was to the building and public works sector.

With regard to "consumer households" (individuals) and other operators, existing loans reached a level of €31,043 million, which was equal to about 64% of the Division's total loans (58.4% at the end of 2002) with an increase over the twelve-month period of about 17% disregarding the ANBI contribution (€22,762 million at the end of 2002). This segment is primarily made up of medium-term loans, mortgages and personal loans made to customers.

The Division's market share of loans for the industry (which obviously also include loans to businesses) was 4.61% at the end of the period (4.18% without ANBI) compared to 4.19% at the beginning of the year. If only medium and long-term loans are considered (the segment on which there is a greater focus), the Division's market share was 6.48%.



## Asset quality

In keeping with the guidelines set as a part of "credit policy," steps were taken to carry out a comprehensive, extensive monitoring programme for all files in existence at the start-up of the division's different banks.

(€ million)

| RETAIL DIVISION - BAD AND DOUBTFUL DEBTS BY CATEGORY | Non-performing loans | | Other bad and doubtful debts | | Total bad and doubtful debts | |
|---|---|---|---|---|---|---|
| | 31.12.2003 | 31.12.2002 restated | 31.12.2003 | 31.12.2002 restated | 31.12.2003 | 31.12.2002 restated |
| Face value | 1,879 | 1,608 | 1,334 | 977 | 3,213 | 2,585 |
| *as a percentage of total loans* | *3.74%* | *3.77%* | *2.65%* | *2.29%* | *6.39%* | *6.07%* |
| Amortisation | 919 | 784 | 297 | 190 | 1,216 | 974 |
| *as a percentage of face value* | *48.9%* | *48.8%* | *22.3%* | *19.4%* | *37.8%* | *37.7%* |
| Book Value | 960 | 824 | 1,037 | 787 | 1,997 | 1,611 |
| *as a percentage of total loans* | *1.97%* | *1.99%* | *2.12%* | *1.90%* | *4.09%* | *3.89%* |

At the end of 2003, doubtful loans totalled €1,997 million, which was an increase over the €1,611 million at the beginning of the year corresponding to a face value of €3,213 million (€2,585 million at the beginning of the year). The latter were subject to writedowns totalling €1,216 million (€974 million as at 1 January 2003) with a resulting coverage ratio of 37.8% in 2003, which was slightly higher than the same period of the previous year. At book value, doubtful loans represented 4.09% of total loans compared to 3.89% at the beginning of the year. The increase in doubtful loans in absolute terms and as a percentage of total loans, was largely attributable to the adoption, during the second half of the year, of a sophisticated, automated procedure that made it possible to expedite and improve the efficiency of the loan classification process.

Non-performing loans, which were the largest component of bad and doubtful debts, totalled €960 million at book value at the end of 2003 and represented 1.97% of loans to customers compared to 1.99% at the beginning of the year.

Finally, performing loans, which totalled €47,092 million at face value compared to €40,022 million as at 1 January 2003, were conservatively adjusted to reflect the so-called "inherent risk" of such loans. This risk was quantified on the basis of the probability of customer default based on merchandise categories, type of loan, sector of economic activity, etc. At the end of 2003, total writedowns of performing loans were €273 million compared to €224 million as at 1 January 2003.

## Clarima's consumer credit activities...

In 2003 Clarima continued to pursue its goal of serving mass market customers domestically by developing and continually expanding a range of products and services focused on consumer credit. In addition to the traditional credit card product, Clarima has gradually added special-purpose and personal loans in addition to several typical insurance products, which are particularly well suited for cross-selling to existing customers or together with Clarima products.



Traditional distribution channels were also developed and strengthened in 2003. In particular, the distribution model that calls for the use of commercial agreements with leading industrial companies was developed further. Thus, in 2003, there was more intense collaboration with several significant existing partners (Kataweb, DeAgostini, TIM, Allianz-Ras, Panorama, Lufthansa), and new agreements were entered into with new companies operating in diverse economic sectors (e.g., Tiscali in telephone systems, E-Bay in e-commerce, UniOne in the insurance sector and Touring Club in the tourism sector).

In the captive channel, which is focused on the distribution of innovative financial products to Group customers, collaboration continued with UniCredit Banca Private and Xelion for the issuance of "high end" credit cards (e.g., Visa Infinite and Xelion Gold), and a number of business ventures were developed with UniCredit Banca for the distribution of credit cards through the branch network in order to significantly increase the penetration of these products among current customers.

In addition, there has been continued success distributing credit cards through direct channels, i.e., without the involvement of distribution intermediaries. The level of technological and business know-how achieved in that area has allowed the company to pursue Customer Value Management initiatives, which were already test marketed in 2002, with the goal of enhancing the customer portfolio in terms of customer retention and new product cross-selling. The company intends to further intensify these initiatives starting next year in light of their strategic importance from a business and economic standpoint.

Overall, business activities in the various channels made it possible to achieve a result of about 120,000 new credit cards issued in 2003 (up by 130% over 2002). At year-end, the credit card portfolio had approximately 210,000 cards in circulation, over 46% of which were revolving. In 2003 these cards were used for about 4 million transactions valued at €345 million, generating loans, at year-end, of about €150 million (up by 138% over the previous year).

Thus, these results demonstrate the success of the multi-channel strategy, which was developed by the company even though the financial services market is mature and highly competitive.

In addition to its traditional activity of developing credit card business, in the second half of the year the company launched two initiatives with high strategic importance:

- The creation of a business unit dedicated to traditional consumer credit in order to further diversify the type of distribution channel and to enrich the range of products offered to customers. This will be achieved through the establishment, starting at the beginning of 2004, of a network of financial stores in the largest Italian cities;
- And the acquisition of UniCredit Banca's consumer credit operations through the transfer of the division including personal loans and loans that can be repaid with up to one fifth of monthly salary. This is a part of the strategy to revamp the consumer credit segment within the Group. Clarima will act as a centre of expertise capable of enhancing existing assets and further expanding business through the synergetic use of its distribution channels. From a financial standpoint, the portfolio, which was transferred last October, totalled about €1,783 million at the end of the period; during the last quarter of the year Clarima disbursed about 18,100 personal loans valued at €172 million.

## .. and UniCredit Banca per la Casa's mortgage lending



Under the current structure, UniCredit Banca per la Casa (formerly Adalya Banca Immobiliare) reports directly to UniCredit Banca (UCB) and serves as a Specialised Business Unit in the production of mortgages and their distribution through the management and development of organised networks of alliances with the goal of contributing to the growth of the market share of the UniCredito Italiano Group in the mortgage sector (strategic goal of the Group) and acquiring new customers by maximising the value generated in its reference market.

To be specific, 2003 was characterised by:

- Substantial growth in loans disbursed (up by 73.8%) from €376.2 million to €653.9 million with an estimated market share of 1.55% over the 1.02% reported in December 2002 due to the expansion of the sales network made up of Kiron Partner branches (Tecnocasa Group). Branches increased by 28.5% from 165 in 2002 to 212 at the end of 2003;
- The expansion of staff from 64 to 95 employees (in addition to the 263 employees from Abbey National Bank Italia – ANBI – added effective 31 December following the acquisition, which will be covered in greater detail below) and the expansion of the operating structure with the launch of the new operating platform;
- The creation of new products to meet increasingly demanding customer requirements;
- The acquisition, by way of transfer, of a part of the UniCredit Banca "Tecnocasa Agreement" mortgage division. This transaction, which had an impact on the balance sheet and profit and loss account during the last quarter, resulted in the transfer of 34,150 medium-term loans and mortgages from UCB to UBCasa with remaining principal of approximately €2,078 million;
- The acquisition on 31 December 2003 of Abbey National Bank Italy (ANBI), the Italian branch of the British banking group, Abbey National Plc, which specialises in mortgage lending. In terms of scale, at the end of 2003 ANBI reported loan disbursement volume for the year of about €1,813 million (about 15,300 mortgages)

representing an estimated market share of about 4.3%. Net loans to customers at the end of 2003 totalled approximately €4,512 million. ANBI's staff is made up of 263 employees in addition to 62 employees on temporary contracts, making a total of 325. This acquisition is in keeping with the UCI Group's aggressive growth strategy in the segment of residential medium-term loans and mortgages to individuals, and the main goal is to increase the Retail Division's market share. As a result of this, UBCasa has strengthened its position as a specialised operator by broadening its range of products and distribution channels, increasing its expertise in the integrated management of partnerships and distribution channels, accelerating its overall growth and bringing forward its anticipated break even point.

## Customer Deposits

At the end of 2003, assets under administration for customers (direct and indirect deposits) reached approximately €180,000 million, representing a 6.4% increase over the restated position as at 1 January 2003 (after the spin-offs that took effect on that date) with total volume of €169,085 million.

The growth of this aggregate (about one third of which is made up of direct deposits and the remaining two thirds of indirect deposits – administered deposits and assets under management) was the result of intense sales activity, which, despite a particularly difficult and unstable external environment, attempted to place the greatest emphasis on product offerings by expanding the range of products and reconfiguring customers' deposits in line with changed market conditions.



Direct deposits followed this strategy, and rose in 2003 by about €800 million (up by 1.3%) despite the fact that volume was mainly directed towards forms of assets under management (primarily bancassurance) and under administration (mainly high quality bonds), which collectively rose by over €10,000 million (up by 9.2% from the beginning of the year).

(€ million)

| RETAIL DIVISION - CUSTOMER DEPOSITS BY TYPE | 31.12.2003 | | 31.12.2002 | Change | |
|---|---|---|---|---|---|
| | Amount | % | restated | Amount | % |
| **Direct deposits** | **60,196** | **33.5** | **59,415** | **+ 781** | **+ 1.3%** |
| Total customer deposits (net of repos) | 40,458 | 22.6 | 38,603 | + 1,855 | + 4.8% |
| Repo transactions | 2,021 | 1.1 | 3,710 | - 1,689 | - 45.5% |
| Securities in issue | 17,717 | 9.8 | 17,102 | + 615 | + 3.6% |
| **Indirect deposits [1]** | **119,750** | **66.5** | **109,670** | **+ 10,080** | **+ 9.2%** |
| Indirect deposits under administration | 67,455 | 37.5 | 59,166 | + 8,289 | + 14.0% |
| Indirect deposits under management | 52,295 | 29.0 | 50,504 | + 1,791 | + 3.5% |
| *- funds placed directly* | *28,846* | *16.0* | *28,780* | *+ 66* | *+ 0.2%* |
| *- segregated accounts* | *7,371* | *4.1* | *10,286* | *- 2,915* | *- 28.3%* |
| *- bancassurance products* | *16,078* | *8.9* | *11,438* | *+ 4,640* | *+ 40.6%* |
| **Assets administered for customers** | **179,946** | **100.0** | **169,085** | **+ 10,861** | **+ 6.4%** |

1. Excluding securities and liquid assets already included in direct deposits, and duplications of Group mutual funds. Market values.

Within the category of direct deposits (€60,196 million at the end of 2003), deposit types that are typically "on demand" (current accounts and savings deposits) accounted for about 67% of the total (€40,458 million) and remained at a level just above year-end 2002 on a restated basis (up by 4.8%). In this context, the retail market's typical "core business," made up of individuals and households in the broadest sense (consumers and family firms), represented about 80% of deposits "on demand" noted above. On the other hand, at the beginning of the year, repo transactions (3.4% of total direct deposits) dropped by a total of about €1,700 million.

At the end of 2003 the market share of deposits, industry-wide, was 6.82%, and for current accounts alone, 7.17% (7.19% as at 1 January 2003).

Within the indirect deposit aggregate (€119,750 million at the end of 2003 at market values), assets under administration (including the custody and administration of securities deposited by customers but excluding segregated accounts and shares purchased in mutual funds) totalled €67,455 million at the end of 2003 (37.5% of total assets under administration), which was 14% higher than the €59,166 million at the beginning of the year (35% of total assets under administration). This figure was sustained by bond placements of over €8.1 billion made during the year and the recovery of prices on major stock markets.

Assets under management (segregated accounts, mutual fund sales and bancassurance products) totalled €52,295 million (29% of total assets under administration), which was 3.5% higher than the beginning of the year (€50,504 million, or around 30% of assets under administration). This area also witnessed a strong commercial thrust from the sale of bancassurance products (policies, products with recurring premiums, etc.) which totalled over €16 billion at the end of 2003 (about €11.4 billion at the beginning of the year) with a nominal growth rate of over 40% during 2003 due to a gross inflow of over €5,400 million during the period.



## TradingLab activities

The economic and financial environment in recent years resulted in a decisive change in the Bank's business policy. There was an urgent need to make low-risk products available to distributors and investors, i.e., capital protected products with periodic coupon payments. At the same time, the continued drop in interest rates has created an urgency to demonstrate financial innovation, which led TradingLab to develop a state-of-the-art organisational structure and technological infrastructure with the goal of demonstrating the same level of excellent pricing for structured products already seen in the covered warrant market.

In this environment, there was a drop in the covered warrant market, which the bank was able to resist with an increase in market share to 47% compared to 36% in 2002 in the Italian market, becoming the European leader in terms of volume traded in official markets. Covered warrants continue to be a strategic area for the bank. This area contributed 32.5% of revenues in 2003.

With regard to the range of products aimed at meeting the needs of investors with a low propensity for risk, TradingLab conducted an origination programme totalling €13.7 billion. This figure corresponds to a 65% increase over issues in 2002 (€8.3 billion). In this regard, financial instruments are being offered that are tied to a capital protection mechanism called CPPI (Constant Proportion Portfolio Insurance) in the form of unit-linked policies and bonds and bonds indexed to the CPI (Consumer Price Index). In general, the increase in origination-related volume was also driven by an increase in the volume of issues placed by banks outside the group (€2.7 billion compared to €1.3 billion in 2002).

In addition to financial market activities, the Group's new organisation led TradingLab to work more closely with UniCredit Banca on several projects aimed at increasing the level of securities trading services offered. In particular, the initial stages have been completed in a project that will lead to the specific management of the portfolio-related risk of UniCredit Banca customer assets (KILOVAR). At the same time, through its TradingLab Institute Project, TradingLab contributed to training programmes targeting UniCredit Banca branch network employees. These programmes are helpful for obtaining a certificate in financial subjects issued by L. Bocconi University in Milan.

In line with other initiatives already launched by the banking industry to protect individual investors (e.g., the "Patti Chiari" programme, which aims to explain banking products and costs to the wider market), all communication-related programmes are particularly important. One example is the series of seven meetings on financial issues organised in collaboration with the Radio RAI 1 economics desk, and the programmes conducted on the website www.tradinglab.it, which had 300,000 unique visitors at the end of 2003.



## Retail Division - Sales Channels

### The branch network

At the end of 2003 the Retail Division's branch network had 2,898 offices representing an increase of 20 offices over the previous year resulting from 11 openings and 6 closures during the period, and the 15 branches acquired from ANBI.

Most of the Division's branches are in northern Italy with an evenly spread presence. In the central and southern regions its presence is more widespread, but less dense, with Latium, Apulia and Campania having a particularly high concentration of branches.

| RETAIL DIVISION (Subsidiary) | 31.12.2003 number | 31.12.2003 % of total | 31.12.2002 restated [1] number | 31.12.2002 restated [1] % of total | Change Amount |
|---|---|---|---|---|---|
| UniCredit Banca | 2.754 | 95,0 | 2.749 | 95,5 | + 5 |
| Banca dell'Umbria | 89 | 3,1 | 89 | 3,1 | - |
| Cassa di Risparmio di Carpi | 40 | 1,4 | 40 | 1,4 | - |
| UniCredit Banca per la Casa | 15 | 0,5 | - | - | + 15 |
| **Totale Retail Division** | **2.898** | **100,0** | **2.878** | **100,0** | **+ 20** |

1. The number of branches of UniCredit Banca was as at 1 January 2003.


84
283
22
161
620
442
470
58
75
87
86
21
23
187
100
72
4
38
16
49

| RETAIL DIVISION Region | UniCredit Banca | Banca dell'Umbria | Cassa di Risparmio di Carpi | UniCredit Banca per la Casa | Total |
|---|---|---|---|---|---|
| Veneto | 619 | - | - | 1 | 620 |
| Emilia-Romagna | 437 | - | 32 | 1 | 470 |
| Piedmont | 441 | - | - | 1 | 442 |
| Lombardy | 271 | - | 8 | 4 | 283 |
| Latium | 178 | 6 | - | 3 | 187 |
| Friuli-Venezia Giulia | 161 | - | - | - | 161 |
| Apulia | 99 | - | - | 1 | 100 |
| Marche | 85 | 2 | - | - | 87 |
| Umbria | 9 | 77 | - | - | 86 |
| Trentino-Alto Adige | 84 | - | - | - | 84 |
| Tuscany | 70 | 4 | - | 1 | 75 |
| Campania | 71 | - | - | 1 | 72 |
| Liguria | 57 | - | - | 1 | 58 |
| Sicily | 48 | - | - | 1 | 49 |
| Sardinia | 38 | - | - | - | 38 |
| Molise | 23 | - | - | - | 23 |
| Aosta Valley | 22 | - | - | - | 22 |
| Abruzzo | 21 | - | - | - | 21 |
| Calabria | 16 | - | - | - | 16 |
| Basilicata | 4 | - | - | - | 4 |
| **Total** | **2,754** | **89** | **40** | **15** | **2,898** |

## Call Centre

The number of customers registered for telephone banking services reached a level of 445,000 (up by 20% over the previous year), while the number of users rose by about 25% to over 128,000.

As regards telephone banking service operations, there was an overall decline in transactions (with the exception of foreign bank transfers) since it was possible to migrate a growing number of customers to the less expensive (for both customers and the bank) Internet channel. The telephone channel is increasingly seen as a back up for the Internet channel for operational transactions (thereby achieving the best synergy between the two remote banking channels), and has assumed an increasingly important commercial role by focusing on pre and post-sales services and telemarketing activities aimed at providing growing support for the sale of products/services by the branch network and the acquisition of new customers.

During the second half year there was a modest increase in orders due to a favourable period in the securities market, and several new services were well received (especially those for recharging mobile phones and subscribing to the magazines Domus and Mondatori). Computer support was also provided for the migration of personal loans and medium-term loans and mortgages between the Division's companies.



This is reflected in the following figures:

- 19,500 bank transfers done by telephone (down by 13%) and about 750 foreign bank transfers (up by 50%); about 85,000 trading instructions given (down by 10%);
- A total of about 2,300,000 phone calls received by our automated answering systems (up by 15%);
- About 970,000 calls answered by operators (up by 27%) including 641,000 through telephone banking and 329,000 on freephone helpline numbers for the Group's various products or companies: Genius, Imprendo, Dynamo, Televendita CRP, UniCredit Fondi, Pioneer and UniCredit Banca per la Casa;
- 145,000 calls handled by the Help Desk for our Internet sites (up by 62%) and about 36,000 e-mails (up by 70%);
- 1,083,000 telemarketing calls made (up by 30% over 2002).

## Internet Banking

In 2003 operations were focused on increasing membership and use of internet banking and differentiating the service for businesses and individuals.

Efforts were made to strengthen the tie between the Internet and branch by including, among other things, the name of the customer's dedicated manager/consultant on the home page.

UniCredit Banca's Internet banking service was enhanced with several functions including the following:

- Individual customers were given the option of viewing standing orders to pay bills, technical analysis, the calculation of a portfolio's KILOVAR and deposit balances. A section called Value Added Services was also created where it is possible to subscribe to specialised newsletters.
- For business customers, functions were made available for controlling and managing bills on hand such as the creation and importing of slips for collection orders, direct interbank relationships and payments against

notice and the payment of salaries and multiple bank transfers. Up until now, these were exclusive CBI (Interbank Corporate Banking) functions. A section dedicated to financing at preferential rates is also available with news, maturities and a loan search.

As a result of this effort, as at 31 December 2003 there were over 670,000 Internet banking customers compared to 435,000 as at 31 December 2002 (up by 54%). To be specific:

- There were over 575,000 individual customers compared to 390,000 as at 31 December 2002 (up by 47%);
- There were over 97,000 business customers compared to 45,000 as at 31 December 2002 (up by 115%);

## Retail Division - Net Profit and Operating Profit

The Retail Division's profit and loss account for 2003 closed with net profit of €698 million after deducting charges of €39 million for the acquisition of ANBI.

The Division's operating profit was €1,640 million, which was slightly lower (down by 0.8%) than the €1,654 million in 2002 (restated in order to remove results generated by customers attributed to the other two newly established segment banks from the 2002 UniCredit Banca accounts).



### Revenues

To be specific, as at 31 December 2003, net interest income was €2,381 million, 5.8% down from the €2,528 million for 2002, representing 51.7% of total revenues (54.2% at the end of 2002). Growth in net interest income in 2003 was due to increased dividends and other income from equity investments (up by €14 million over the previous year), which was largely attributable to TradingLab's ordinary operations, while net interest was down (by €161 million, or 6.6%, from the corresponding period of 2002) as a result of the impact of lower rates (average 1-month Euribor was down by 97 basis points during the year from 3.35% in 2002 to 2.38% in 2003). This led to a tightened spread between interest-bearing assets and liabilities and a lower return on investment on capital funds.

The reduction in net interest income in 2003 was also exclusively due to the significant reduction in overall rate levels (1-month Euribor dropped by 88 basis points over the twelve months). However, this was not sufficiently offset by the substantial growth in loans made to customers. The rate effect (primarily between the second and third quarters) on net interest income can clearly be seen in the latter's performance in 2003 (in fact, the most significant reductions occurred in the middle of the year). This movement in the money market had a strong negative effect on UniCredit Banca (given the enormous loan volume) resulting in a decrease in short-term rate spreads (down by 0.36%) from 7.69% to 7.33% for the twelve months under review.

## *Profit and Loss Account*

(€ million)

| RETAIL DIVISION | Full year 2003 | Full year 2002 restated | Full year % change | Full year 2003 Q 4 | Full year 2003 Q 3 | Full year 2003 Q 2 | Full year 2003 Q 1 |
|---|---|---|---|---|---|---|---|
| Net interest | 2,280 | 2,441 | - 6.6% | 534 | 545 | 582 | 619 |
| Dividends and other income from equity investments | 101 | 87 | + 16.1% | -7 | 6 | 95 | 7 |
| **Net interest income** | **2,381** | **2,528** | **- 5.8%** | **527** | **551** | **677** | **626** |
| Net commission | 1,388 | 1,394 | - 0.4% | 352 | 338 | 351 | 347 |
| Trading profit (loss) | 219 | 129 | + 69.8% | 65 | 76 | 20 | 58 |
| Other net operating income | 618 | 597 | + 3.5% | 134 | 159 | 166 | 159 |
| **Net non-interest income** | **2,225** | **2,120** | **+ 5.0%** | **551** | **573** | **537** | **564** |
| **TOTAL REVENUES** | **4,606** | **4,648** | **- 0.9%** | **1,078** | **1,124** | **1,214** | **1,190** |
| Payroll costs | -1,552 | -1,574 | - 1.4% | -386 | -388 | -389 | -389 |
| Other administrative expenses | -1,277 | -1,272 | + 0.4% | -308 | -325 | -335 | -309 |
| Amortisation of intangible and depreciation of tangible fixed assets | -137 | -148 | - 7.4% | -48 | -28 | -31 | -30 |
| **Operating costs** | **-2,966** | **-2,994** | **- 0.9%** | **-742** | **-741** | **-755** | **-728** |
| **OPERATING PROFIT** | **1,640** | **1,654** | **- 0.8%** | **336** | **383** | **459** | **462** |
| Provisions for risks and charges | -73 | | | -39 | -12 | -14 | -8 |
| Net writedowns on loans | -244 | | | -86 | -62 | -50 | -46 |
| Provisions for possible loan losses | -2 | | | -2 | - | - | - |
| **Total writedowns and provisions** | **-319** | | | **-127** | **-74** | **-64** | **-54** |
| **PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAX** | **1,321** | | | **209** | **309** | **395** | **408** |
| Extraordinary income (charge) – net | -8 | | | 10 | -5 | -7 | -6 |
| Income taxes for the period | -614 | | | -120 | -137 | -181 | -176 |
| **NET PROFIT FOR THE PERIOD** | **699** | | | **99** | **167** | **207** | **226** |
| Minorities | -1 | | | 2 | -1 | 1 | -3 |
| **NET PROFIT** | **698** | | | **101** | **166** | **208** | **223** |

Note: 2002 figures making up Operating Profit have been restated considering the figure for each subsidiary in the Division, except UniCredit Banca, for which the operating figure is used.



In 2003, net non-interest income was €2,225 million, which was up by 5% over 2002 on a restated basis. Again for the twelve-month period, within this overall figure net commissions held steady (down by 0.4%), there was significant growth in trading profits and losses (up by about 70%), and a slight increase in other operating income (up by 3.5%).

In 2003 commissions remained steady at €1,388 million (€1,394 million in 2002) due to higher gross premiums from new insurance business (which made a greater contribution for the first half of 2003). This, in combination with the placement of bonds on behalf of third parties (up substantially for the second half of the year) made it possible to offset the decline in commissions on segregated accounts, which were particularly high during the early part of the previous period. The contribution from other commissions was also significant, particularly during the latter part of the year, and especially commissions related to payment systems.

Trading profits, which were largely from the TRADINGLAB® business, were €219 million in 2003, and were up by 70% over the previous year due to the substantial increase in origination business (up by 65%). There was growth from the first to second half (up by €63 million), which was partly due to the collection of dividends by TRADINGLAB® for stock held in its portfolio.

Finally, other operating income rose slightly for the year (up by 3.5%) from €597 million in 2002 on a restated basis to €618 million at the end of 2003.

Thus, total revenues for 2003 were €4,606 million dropping by 0.9% from 2002 on a restated basis.

**OPERATING PROFIT** (€ million)



3,000
2,500
2,000
1,500
1,000
500
0
2,528
2,381
2,120
2,225
2,994
2,966
1,654
1,640
Net interest income
+
Net non-interest income
-
Operating costs
=
Operating profit
2002 restated
2003


## Operating costs

Operating costs were €2,966 million, also down by 0.9% (€28 million) from 2002 on a restated basis. This decrease was directly related to the reduction in payroll costs. At the same time, administrative expenses (including writedowns of fixed assets) were stable for the year.

To be specific, payroll costs (€1,552 million) dropped by 1.4% from 2002 on a restated basis: UniCredit Banca reported a reduction due to continued efforts to improve efficiency (there was a decrease of 708 employees from December 2002 to December 2003). This more than absorbed the planned contractual increase of about 1.06% and the growth reported by the Division's other companies which was driven by branch expansion resulting from business growth. Overall, the Division reported a reduction of 331 employees.

Other administrative expenses were €1,414 million (including writedowns of fixed assets), and were down by about 0.5% from 2002. However, if administrative expenses are seen without writedowns of fixed assets (down by 7.4% year-on-year), this item remained largely stable (up by 0.4%) from 2002 despite the higher costs for projects that were launched (mainly training, and customer satisfaction and marketing surveys). Promotional expenses were up at several companies in the Division and aimed at business growth (Clarima resumed promotional activities using the direct channel).

At the end of 2003, the ratio of operating costs, including writedowns of fixed assets, to total revenues (the cost/income ratio) was 64.4%, which was in line with the figure for the end of 2002.

## Profit before extraordinary items and income tax

At the end of 2003, profit before extraordinary items and income tax was €1,321 million after accounting for:

- Prudential provisions, which were needed partially to cover customer claims arising out of the insolvency of Cirio (which can be quantified at a total of about €27 million);
- Writedown on loans, which are appropriately netted against related write-backs, of €244 million. Writedown rose during the last quarter of 2003 over the average for the first three quarters due to higher prudential provisions made by Clarima (up by €12 million) and UBCasa (up by €23 million) for the respective transfers made by UniCredit Banca and loans resulting from the ANBI acquisition.



**NET PROFIT** (€ million)


1.800
1.600
1.400
1.200
1.000
800
600
400
200
0
1.640
8
319
614
1
698
Operating profit
-
Net extraordinary income
-
Value adjustments, recoveries and provisions
-
Income tax for the year
-
Minorities
=
Net profit
2003

# Corporate Banking Division

## Divisional Subsidiaries and Strategy

The Group's significant organisational transformation (known as the S3 reorganisation) since the second half of 2002 resulted in a major reconfiguration of banking business in keeping with the opportunity to operate within a large universal bank. Drawing inspiration from the desire to incorporate the major changes that occurred in the worldwide financial system in terms of heightened demand for increasingly complex and sophisticated financial instruments, the S3 project is aimed at structuring a range of products that can respond to those changes appropriately. In fact, the multi-functional model used is the most efficient and effective way to meet new marketplace requirements since it has been shown to be able to generate significant economies of scale and scope by diversifying risks and optimising the specific functions of individual banks in this sector.

In addition, the availability of a widespread distribution system together with the ability to offer loans and provide a wide range of sophisticated financial products makes it possible to disseminate the benefits of this organisational structure to a broad customer base by improving the entire banking process, widening access to capital markets and increasing the flow of assets allocated for investments.

In this context, and to support the reorganisation described, all businesses offering financial products for businesses or institutions were concentrated in the Corporate Banking Division, and a new company, UniCredit Banca d'Impresa, was created effective 1 January 2003. This new bank, acting within the division in a synergistic and complementary capacity for the other group companies, became the focal point for the management of relationships with companies. In this role it has been able to directly and articulately satisfy its customers' most varied demands for financial services. It not only acts as a provider of loans and other traditional commercial banking services, but also has a broad range of advanced, innovative financial products offered by the other companies in the Corporate Division. These companies are as follows:

- UniCredit Banca Mobiliare, the undisputed leader in Italy in providing products for the management of corporate financial risks and specialising in investment banking services;
- Locat, a leading company in the Italian leasing market;
- UniCredit Banca Mediocredito, specialising in subsidised financing, medium and long-term loans and project finance with acquisition finance capabilities;
- UniCredito Gestione Crediti, operating within the field of management and recovery of non-performing loans;
- UniCredit Factoring, the company that performs the Group's factoring activities;
- Uniriscossioni, agent in the collection of national and local taxes;
- Euro Capital Structures, the company that houses UBM's securitisation structuring desk;
- Quercia Funding, S+R Investimenti, Tyrerescom and Locat Doo.

On the one hand, the business model adopted allows the Corporate Division as a whole to satisfy the most varied, complex needs for growth and the management of customer-related risks; and on the other hand, it puts the UniCredit Group in a position to act as a benchmark for businesses and government agencies. In fact, the multi-faceted range of financial solutions serves as a means for the bank to provide consulting support to customers and as a result, establish long-term customer relationships, which is the best way to promote the bank's specialised expertise and to understand customers' needs, and in short, to enhance the quality of service provided thereby creating a beneficial virtuous circle.

(As at 31 December 2003)

| CORPORATE BANKING DIVISION - PRINCIPAL SUBSIDIARIES | % held | Total assets (€ million) | Net profit (€ million) | Cost/ income ratio % | ROE % | Employees No. | Bank branches No. |
|---|---|---|---|---|---|---|---|
| UniCredit Banca d'impresa | 100.00 | 56,273 | 435 | 28.7 | 11.8 | 3,688 | 211 |
| UniCredit Banca Mobiliare | 100.00 | 47,045 | 420 | 21.6 | 75.1 | 569 | 2 |
| UniCredit Banca Mediocredito | 92.23 | 5,309 | 21 | 55.1 | 5.8 | 250 | 1 |
| Locat | 94.90 | 9,147 | 62 | 31.4 | 21.3 | 482 | - |
| UniCredit Factoring | 100.00 | 2,385 | .. | 42.2 | .. | 86 | - |

## The Corporate Banking Division's Activities



### UniCredit Banca d'Impresa (UBI)

When UniCredit Banca d'Impresa (UBI) opened, it received an active[1] customer list from the group consisting of 71,096 names including 45,730 manufacturing companies, or 39% of the companies in the market that can be included in the Bank's scope of business[2]. Of these names, 55,285 customers were borrowers, and of these, 40,048 entities were classified as manufacturing companies.

At the start-up of its operations, the bank's loan volume was €40,954 million at book value, of which – according to internal management estimates – €28,418 million was for manufacturing companies alone. Based on data reported to the Bank of Italy, i.e., the face value of loans to customers excluding repos and non-performing loans, the amount of performing loans and advances represented 4.0% of this aggregate at the industry level, but rose to 7.5% if seen as a percentage of estimated loans to the corporate market.

The bank's first year immediately proved to be an extremely difficult period for lending. In fact, at the international level, 2003 was characterised by an economic climate burdened with geopolitical uncertainties. In addition, at the national level, the past year witnessed a gradual decline in the competitiveness of the Italian economy due to deteriorating monetary conditions following the sharp appreciation of the euro, which was not sufficiently offset by the reduction in policy interest rates, and a multi-year decline in the productivity of our economic system. Despite this clearly unfavourable operating environment, UBI managed to establish itself as a key lender to businesses and to increase the volume, market share and income inherited from the group's restructuring.

1. The term "Active customers" means those bank customers with projected annual income equal to or greater than €500.
2. The number of manufacturing companies in the market that can be included in the UBI's range of activities is calculated by adding the number of partnerships, individual firms and family firms with revenues equal to or greater than €1.5 million to the number of limited companies, excluding finance companies, with revenues equal to or greater than €2 million (data estimated by Prometeia) - Source: Tax Revenue Agency

In fact, despite a slight drop in the number of active and borrowing customers (to 70,567 and 54,087 respectively), total performing loans and advances to customers rose to €47,648 million (at book value) representing a 16.3% increase over pro-forma figures for December 2002. With a 6.0% increase in the industry, market share rose to 4.5% of the total industry. If the corporate market, with estimated growth of 4.5% for the year, is taken alone, the improved performance of UBI brought the related market share to 9%.

If we focus solely on manufacturing companies, the increase in utilisation of credit lines was significantly less than the overall total with an increase of 12.2% over the December 2002 figure, but was still significantly higher than the increase reported at industry level. Customer penetration (the ratio of credit line utilisation at UBI versus utilisation in the rest of the banking industry) rose from 11% at the end of 2002 to 12% in December 2003[3].

Growth in performing loans and advances affected the broad base of manufacturing companies to a largely uniform extent, with larger companies benefiting somewhat more in relative terms. In fact, the percentage of exposure to borrowing customers with revenues over €50 million went from 40.8% in December 2002 to 41.3% in December 2003.

On the other hand, the distribution of loans to customers by rating category showed that the growth in loan volume was not uniform, but concentrated among companies of the highest standing. Despite the simultaneous occurrence of an extremely weak economic situation and the need on the part of UBI to establish itself as a new player in the area of lending to manufacturing companies, the increase in utilisation did not occur in an indiscriminate manner or to the detriment of credit quality for the overall portfolio. In fact, the percentage of loans made to the best rating categories (1-6 in the Financial Statement Data Centre classification) rose from 67.8% in December 2002 to 69.7% in December 2003, but these percentages were largely unchanged if calculated on the basis of registered companies' utilisation at industry level. This indicates that efforts to restructure the portfolio were based on the bank's ability to increase its role as a leading bank for the best customers (rated 1-6 in the Financial Statement Data Centre classification for which penetration rose from 10.3% to 12.0% ) leaving the riskier customers for other banks in the industry.

It should be noted that the results reported so far are even more significant if taken in the context of the weak performance of the Italian economy in 2003. During the year just ended, gross domestic product rose by only 0.3% (in fact, on an inflation-adjusted basis, GDP for the first two quarters was actually down). Industrial production over the twelve months declined by 0.4%, and the business confidence index, which reached one of its historic lows in July, ended the year below the level at the start of the year (91.3 in December compared to 93.5 in January 2003). In this economic environment, and in light of the major difficulties that the Italian manufacturing sector is experiencing, it is only natural that there was a significant deterioration in bad and doubtful debts. This was further exacerbated by the Parmalat shock at the end of the year with the obvious consequences that this had for the bank's problem loans.

3. The figure provided is for penetration calculated using a fixed customer base. The same penetration figures for a variable customer base were 10.5% and 11.6% respectively.

4. Penetration data were calculated for a variable customer base.

Total new non-performing loans and charges were €624 million in 2003, and despite the high level of recoveries and write-offs, gross non-performing loans rose from €722 million at the end of 2002 to €898 million as at 31 December 2003. Overall bad and doubtful debts (excluding transfers among the various categories) rose substantially during the period (up by €997.2 million). After taking into account write-offs, collections, sales and transfers to performing loans, problem loans (excluding country risk, which is a very small percentage) rose from €1,320 million at the beginning of the period to €1,594 million at the end of the year. The policy of making provisions to loan loss reserves insured coverage of about 35% of gross exposure (before the write-offs for Parmalat loans, this ratio rose to nearly 40%).

(€ million)

| CORPORATE BANKING DIVISION | 31.12.2003 | | 31.12.2002 | Change | |
|---|---|---|---|---|---|
| Subsidiary | amount | % | restated | amount | % |
| UniCredit Banca d'Impresa (UBI) | 47,648 | 75.1 | 40,954 | + 6,694 | +16.3% |
| UniCredit Banca Mediocredito | 4,938 | 7.8 | 5,322 | - 384 | -7.2% |
| Locat | 7,440 | 11.7 | 6,527 | + 913 | +14.0% |
| UniCredit Factoring | 2,356 | 3.7 | 2,035 | + 321 | +15.8% |
| UniCredit Banca Mobiliare (UBM) | 384 | 0.6 | 1,127 | - 743 | -65.9% |
| Other subsidiaries | 54 | 0.1 | 34 | + 20 | +58.8% |
| **Loans net of repos** | **62,820** | **99.0** | **55,999** | **+ 6,821** | **+12.2%** |
| Repo transactions | 616 | 1.0 | 1,901 | - 1,285 | -67.6% |
| **Total loans to customers** | **63,436** | **100.0** | **57,900** | **+ 5,536** | **+9.6%** |



## UniCredit Banca Mediocredito

As at 31 December 2003, the book value of UniCredit Banca Mediocredito loans to customers was €4,938 million, which was 7.2% lower than at the end of 2002. The reduction in loans was brought about by the bank's gradual withdrawal from lending to sectors that are no longer considered strategic (farming, agriculture and public works where stocks range declined by 17 and 20%).

However, it should be noted that the figure for 2002 was significantly affected by an important acquisition transaction. Disregarding that transaction, loan applications rose significantly (up by 9.8%) with growth in average loan size. Focusing only on the bank's core businesses (corporate loans, project and acquisition finance and Sabatini loans), at the end of 2003, gross loans to customers were nearly €3,600 million, which was largely unchanged from 31 December 2002.

During the period just ended, the bank placed a considerable emphasis on reconfiguring the corporate portfolio. During the year, this portfolio actually shifted the concentration of credit facilities towards less risky rating categories, and gradually disposed of gross bad and doubtful debts. The latter dropped 8.5% from €798 million to €731 million. This reduction was almost entirely brought about by gross non-performing loans, which dropped from €684 million to €623 million (down by 8.9%).

## Leasing and factoring

After six years of uninterrupted growth and high growth in 2002, in 2003 the leasing sector reported a decline of 16% in total lease contracts (€32.0 billion compared to €37.6 billion for the previous year). This decline, which had been widely projected by business in the sector due to the exceptional nature of 2002 when significant tax advantages, which benefited leasing activities, were introduced.

In this environment, which was largely prejudical to business growth, business volume at **Locat SpA** was down by 8.4%, which, although negative, was still a smaller decrease than that for the sector. As a result, market share improved from 12.1% in 2002 to 13.0% at the end of 2003.

Despite the drop in its business, as at 31 December 2003, Locat had total loans to customers of €7.44 billion, which was 14.0% higher than in December 2002.

There was also an increase in exposure to **UniCredit Factoring** customers amounting to €2,356 million (up by 15.8% from December 2002). This increase is even more significant considering that there was a repayment of two large transactions (about €350 million) during the first half of the period.

## Investment Banking

The problematic position of the new issues market, negatively affected by continuing depressed share prices and low liquidity due to persistent investment management problems, did not prevent **UniCredit Banca Mobiliare** from intensifying equity capital market activities in 2003. In this regard, it is worth noting that UBM acted as global coordinator, bookrunner and sponsor for the Hera IPO (the largest Italian IPO for the year at €430 million); it acted as joint-lead manager in the capital increases for IFIL and FIAT; and coordinating intermediary in the Autostrade, Air Dolomiti and Locat public offers. Also worth mentioning were the placement of Tiscali Finance equity-linked bonds, the rapid placement of stock for the Coin Group and capital increases for that group and e.Biscom. In the international arena, participation as co-lead manager in the Bank Austria-Creditanstalt IPO was significant.

In Corporate Finance, 2003 was a year for strengthening the focus on relationships with large corporate customers. In the M&A area, fourteen transactions and special assignments were implemented and finalised, and in the area of leveraged finance, there was a considerable drive to take a leading role in the arrangement of several large transactions promoted by both corporate customers (e.g., the Autostrade/SchemaVentotto and Olivetti/Telecom transactions) and institutional investors (private equity funds). Prominent among the many acquisition finance transactions were the acquisition of B&B Italia by Fondo Opera, Cortiplast's takeover bid of SAIAG and the management buyout of ItalBrokers. Other transactions worth mentioning were loan structuring for the purchase of Toro by De Agostini, for the purchase of the SAI-Fondiaria properties by the Pirelli Real Estate-Morgan Stanley team, and for the purchase of Elettroambiente by Actelios-Falck.

In addition, preliminary work was begun for participation in the financing of the Seat Yellow Pages buyout promoted by a team of leading private equity funds.

During the period just ended, UBM arranged 67 new bond issues for a total of €15.3 billion. UBM is the leader among specialists in the Italian Treasury in the primary government securities market. It has strengthened its position as a French Treasury specialist, and has been admitted to the group of specialists for the Treasury of the Greek Republic.

Sales and trading of financial products remains the main source of income for the bank. Revenues and volume increased for the 12 months, on an annualised basis, in the fixed income, equity, and especially the derivative area. To be specific, the sale of derivative products to corporate customers (up by 20.5% over the first half of 2002) is the driving force of the entire area, although UBM also continues to play an undisputed leading role in the customer segment made up of government agencies and former municipal companies.

Significant events in 2003 included the agreement with IKB Deutsche Industriebank for the establishment of a joint venture for the development and distribution of corporate financial risk management solutions for German companies. The joint venture, which is managed jointly by IKB and UBM and has been operational since October 2003, combines the Corporate Lab (UBM's unit specialising in corporate financial risk management) business model, which is based on product innovation and the use of a sophisticated technological platform, with IKB's distribution network, which serves over 8,000 German companies.

The impressive results achieved by UBM in 2003 serve as implicit confirmation of the validity of UniCredito Italiano's divisional model, which was designed and implemented during the second half of 2002, and became operational in January 2003. The opportunity offered to UBM to act, within the Corporate Banking Division, as a product innovation and market risk management centre by delegating to UBI the responsibility of maintaining business relationships with mid-corporate customers has greatly simplified the distribution model. This simplification, compared to the pre-S3 federal structure with seven banks operating as a sales channel, translated into a greater ability to take advantage of the synergies offered by the UBI-UBM team and, once and for all, a significant improvement in the efficiency of services offered by the Group to its customers.

## Asset quality

The growth in the book value of performing loans and advances to customers is more significant when seen against the background of changes in the economy as a whole. With a largely stagnant economy, loans to customers in the Corporate Division totalled €63,436 million (net of repos) representing a €7,437 million, or 13.3% increase over the figure at the end of 2002. The increase in the absolute amount of credit risk was an obvious by-product of the sharp growth in exposure to customers, while the deterioration of the economic environment translated into a significant increase in the number of problematic loans in the Corporate Division.

At the end of 2003 the face value of gross bad and doubtful debts for companies belonging to the Corporate Division was €2,673 million (up by 13.3% over the end of 2002) for which a loan loss reserve of €1,079 million was established covering 40.4% of bad and doubtful debts as of that date. Net of this coverage, problem loans totalled €1,594 million, or 2.5% of total existing loans.

At the end of 2003 the face value of gross non-performing loans rose to €1,792 million, which was up by 13.2% over the restated figure for the previous year. The loan loss reserves for these amounts totalled €805 million providing coverage of 44.9% of the gross amount.

(€ million)

| CORPORATE BANKING DIVISION - BAD AND DOUBTFUL DEBTS BY TYPE | Non-performing loans | | Other bad and doubtful debts | | Total bad and doubtful debts | |
|---|---|---|---|---|---|---|
| | 31.12.2003 | 31.12.2002 restated | 31.12.2003 | 31.12.2002 restated | 31.12.2003 | 31.12.2002 restated |
| Face value | 1,792 | 1,583 | 881 | 777 | 2,673 | 2,360 |
| *as a percentage of total loans* | *2.75%* | *2.66%* | *1.35%* | *1.31%* | *4.10%* | *3.97%* |
| Writedowns | 805 | 721 | 274 | 237 | 1,079 | 958 |
| *as a percentage of face value* | *44.9%* | *45.5%* | *31.1%* | *30.5%* | *40.4%* | *40.6%* |
| Book Value | 987 | 862 | 607 | 540 | 1,594 | 1,402 |
| *as a percentage of total loans* | *1.56%* | *1.49%* | *0.96%* | *0.93%* | *2.51%* | *2.42%* |

## Net Profit and Operating Profit

Despite the economic situation seen in 2003, the Corporate Division ended the period with a net profit of €868 million. The company making the greatest contribution to this result was UniCredit Banca d'Impresa, which, with profits of €437.1 million, represented over half (50.4%) of the overall divisional profit. UniCredit Banca Mobiliare also made a significant contribution to overall profits: €339.7 million, or 39.1% of the total. Locat, in third place, added €61.9 million (7.1%) to total net profit.

## Income

Total revenues rose on an annual basis by 13.3% over pro-forma 2002 figures, to a total of €3,053 million. Breaking this performance down into its basic elements, net interest income was €1,512 million (up by 2.6% over the previous period) and net non-interest income was €1,541 million (up by 26.1%), of which €903 million was from trading profit (up by 35.6%) and €574 million from net commission (up by 13.9%).

### *Profit and Loss Account*

(€ million)

| CORPORATE BANKING DIVISION | Full year 2003 | Full year 2002 restated | Full year % change | Full year 2003 Q 4 | Q 3 | Q 2 | Q 1 |
|---|---|---|---|---|---|---|---|
| Net interest | 1,519 | 1,473 | + 3.1% | 380 | 390 | 371 | 378 |
| Dividends and other income from equity investments | -7 | - | - | -3 | 1 | -3 | -2 |
| **Net interest income** | **1,512** | **1,473** | **+ 2.6%** | **377** | **391** | **368** | **376** |
| Net commission | 574 | 504 | + 13.9% | 144 | 147 | 148 | 135 |
| Trading profit (loss) | 903 | 666 | + 35.6% | 146 | 143 | 278 | 336 |
| Other net operating income | 64 | 52 | + 23.1% | 25 | 17 | 15 | 7 |
| **Net non-interest income** | **1,541** | **1,222** | **+ 26.1%** | **315** | **307** | **441** | **478** |
| **TOTAL REVENUES** | **3,053** | **2,695** | **+ 13.3%** | **692** | **698** | **809** | **854** |
| Payroll costs | -515 | -465 | + 10.8% | -129 | -123 | -134 | -129 |
| Other administrative expenses | -399 | -397 | + 0.5% | -91 | -104 | -106 | -98 |
| Amortisation of intangible and depreciation of tangible fixed assets | -27 | -26 | + 3.8% | -9 | -7 | -6 | -5 |
| **Operating expenses** | **-941** | **-888** | **+ 6.0%** | **-229** | **-234** | **-246** | **-232** |
| **OPERATING PROFIT** | **2,112** | **1.807** | **+ 16.9%** | **463** | **464** | **563** | **622** |
| Provisions for risks and charges | -50 | | | -21 | -4 | -10 | -15 |
| Net writedowns of loans | -580 | | | -265 | -102 | -157 | -56 |
| Provisions for possible loan losses | -11 | | | -11 | - | - | - |
| Net writedowns of financial investments | -2 | | | -2 | - | - | - |
| **Total writedowns and provisions** | **-643** | | | **-299** | **-106** | **-167** | **-71** |
| **PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAX** | **1,469** | | | **164** | **358** | **396** | **551** |
| Extraordinary income (charge) – net | 1 | | | -20 | 1 | 16 | 4 |
| Change in fund for general banking risks | 4 | | | 4 | - | - | - |
| Income tax for the year | -602 | | | -61 | -144 | -169 | -228 |
| **NET PROFIT FOR THE YEAR** | **872** | | | **87** | **215** | **243** | **327** |
| Minorities | -4 | | | .. | 1 | -3 | -2 |
| **GROUP PORTION OF NET PROFIT FOR THE YEAR** | **868** | | | **87** | **216** | **240** | **325** |

Note: The figures that are included in 2002 Operating Profit have been restated taking into account the figure of each divisional subsidiary, except for UBI, which used management accounts figures.



UniCredit Banca Mobiliare contributed €769.2 million to total revenues for the divisions (25.1% of the total), while UniCredit Banca d'Impresa made a €1,801.5 million contribution representing 58.9% of the division's total revenues.

## Operating costs

Operating expense, including amortisation and depreciation of €27 million, totalled €941 million, representing a 6.0% increase over the previous period on a pro-forma basis. The 10.8% increase in payroll costs (from €465 million in 2002 to €515 million in 2003) was due to the sharp rise in staff numbers in the division of nearly 300 for the period (from 5,856 to 6,148 employees) and the increase in the variable compensation component due to the good results achieved in the period. On the other hand, other administrative expenses remained largely unchanged from the previous year (up by 0.5% from €397 to 399 million) reflecting the Group's strong commitment to contain costs.

With operating expenses of €517.6 million, UniCredit Banca d'Impresa had 55.0% of the division's total administrative expenses, while UBM had operating expenses of €183.4 million representing 19.5% of the division's total.

The differing growth rates in expenses and revenues resulted in a significant improvement in the Division's cost-income ratio from 32.9% for 2002, on a restated pro-forma basis, to 30.8% as at 31 December 2003 (this ratio was 28.7% and 23.8% for UBI and UBM respectively).

Operating profit was €2,112 million, up by 16.9% over the restated 2002 figure, with a decline from the first to second half of the year due to trading profits. The decrease in this figure, which includes profits from the marketing of derivative products, was due to economic and seasonal factors.

**OPERATING PROFIT** (€ million)


2,500
2,000
1,500
1,000
500
0
1,473
1,512
1,222
1,541
888
941
1,807
2,112
Net interest income
+
Net non-interest income
-
Operating costs
=
Operating profit
2002 restated
2003

The difficulties experienced in the Italian economy in 2003 seem to have had an impact on overall profits to a greater extent during the second half than the first half of the year. If, on the revenue side, the deterioration in the economy was clearly reflected in the form of lower trading profits, the difficulties being experienced by the Italian manufacturing sector were reflected in the division's profit and loss account in the form of higher specific writedowns for bad and doubtful debts, and significant prudential provisions to the general reserve for performing loans (which totalled €709 million at the end of the period, or 1.13% of the related loans). An analysis of quarterly performance shows a significant increase in net writedowns on loans with a sharp rise at the end of the year due in part to the well-known events concerning the Parmalat group for which writedowns of €145 million were made. Taking into account these writedowns (and provisions required due to the deterioration in the economic environment), profit before extraordinary items and income tax for the year was €1,469 million.

# Private Banking and Asset Management Division

## Divisional Subsidiaries and Strategy

The Private Banking and Asset Management Division operates in the business of managing wealth, and in particular, that of households with medium to high available assets, through its three business areas:

- Private Banking, with UniCredit Private Banking and its subsidiaries
- Asset Gathering, with UniCredit Xelion Banca
- Asset Management, with the Pioneer Group.

(As at 31 December 2003)

| PRIVATE BANKING & ASSET MANAGEMENT DIVISION - PRINCIPAL SUBSIDIARIES | % held | Total assets (€ million) | Net profit (€ million) | Cost/ income ratio % | ROE % | Employees No. | Bank branches No. |
|---|---|---|---|---|---|---|---|
| UniCredit Private Banking | 100 | 4,211 | 68 | 54.7 | 28.8 | 1,118 | 153 |
| Pioneer Global Asset Management Group | 100 | 1,679 | 118 | 72.2 | 12.3 | 1,679 | - |
| UniCredit Xelion Banca | 100 | 1,155 | -54 | .. | .. | 152 | - |



Overall, the Division manages or administers approximately €150 billion in financial assets using approximately 2,500[1] client managers, including employees and financial consultants on contract, with nationwide coverage, and a selective presence in international financial centres (Boston, Dublin, London, Paris, Madrid, Hong Kong, Singapore, Lugano, Monaco and San Marino).

With an external environment characterised by growing complexity in financial markets, the Division's goal is to seize the opportunity of expanding the wealth management business by offering high quality, personalised, innovative products and services and leveraging the close integration between production and distribution and the consulting capabilities of the sales and support structures.

## The Division's Activities

### Private Banking

#### *UniCredit Private Banking and subsidiaries*

UniCredit Private Banking (UPB) is the Group bank dedicated to addressing the interests and needs of individuals with significant wealth, of family holding companies and non-commercial or manufacturing agencies and organisations with high levels of available financial assets.

UPB is the only major Italian bank that is completely devoted to the private banking segment. Through a network of 153 branches, which are concentrated in areas with the greatest potential, it provides its services to over 40,000 family units through 563 relationship managers, or client managers, with a high degree of professionalism.

1. Item does not include corresponding figure relating to ING Sviluppo Finanziaria.

To provide more effective business coverage, UniCredit Private Banking directly controls the main Group companies operating in the same customer segment, and in particular banks located in Switzerland, the Principality of Monaco and the Republic of San Marino (UniCredit Suisse, Banque Monégasque de Gestion and Banca Agricola Commerciale della Repubblica di San Marino respectively), the Cordusio trust company and the finance companies UniCredit Private Asset Management Sgr and FRT Sim.

During its first year of operations, the bank was engaged in a number of delicate start-up operations, and specifically:

- The necessary steps were taken to complete the S3 Project for structures, operations, processes and systems.
- The staff completion and rationalisation plan resulted in an increase of 120 employees including 87 support staff for managers, 6 client managers and 30 employees in General Management. As at 31 December, staff totalled 1,118 employees.
- Steps were taken for the commercial launch of the new bank in the form of several external briefings (special events, press conferences, advertising campaigns and Internet site), internal briefings (meetings with personnel, survey on corporate environment, etc.) and several road shows on specific ventures and products (especially segregated accounts and hedge funds).
- Steps were taken to fine tune the product line by shaping products to meet the needs of the reference segment.
- An intensive staff training programme was launched focusing in particular on management tools, segregated accounts, hedge funds and the repatriation of capital from abroad.

Regarding the latter issue, it should be noted that due to the numerous efforts by the bank nationwide to create awareness and provide information on "Tax Shelter 2" (in collaboration with accountants' associations, Unione Industriali, UniCredit Banca d'Impresa, UniCredit Banca, UniCredit Consulting and the Parent Company's tax area), the Group raised about €1 billion in client assets, of which €594 million was raised by UPB and €306 million by its subsidiaries.

This repatriation of capital, which was carried out by concentrating operations at the subsidiary Cordusio Fiduciaria, generally had a negative impact on the foreign bank subsidiaries.

Of the numerous projects developed, the following were particularly noteworthy:

- The "Customer Satisfaction" project with the goal of statistically measuring customer satisfaction in order to support product offering decisions and plan a structural improvement in service quality;
- The "Customer Segmentation" project aimed at identifying differentiated customer segments and rapidly launching targeted initiatives for product offerings;
- The "Reporting" project with the goal of improving the customer "reporting" service;
- "Synergies with UniCredit Banca d'Impresa" with the goal of maximising mutual benefits through more complete and personalised assistance to business people and companies;
- Steps to optimise the "operating structure" including a number of initiatives that were launched aimed at improving operating processes and risk controls;

- The launch of the "Excellence" project, which is aimed at providing a structural improvement in the quality of customer relationships and improving the performance of sales structures through micro-organisational measures intended to optimise processes, and through the introduction of new sales tools available to Branch Managers and client managers.

During the year, the Bank's business performance gradually improved.

Customers' available financial assets as at 31 December 2003 totalled €37.6 billion, up by 3.7% over the pro-forma 2002 position, which was based on the figures from the spin-off balance sheet (direct deposits) and the initial significant figures for indirect deposits.

Direct deposits (net of repos) totalled about €2.7 billion, up by 2% over the amounts transferred to UPB as at 1 January 2003. Repos, which were on the decline during the year, totalled €800 million; assets under management totalled €17.3 billion; while assets under administration (excluding repos) were €16.8 billion.

Finally, in 2003 there was an intense effort to distribute the Visa Infinite card, Clarima's new Black Card marketed exclusively by UPB. This card enables shopping with high credit limits and offers exclusive related services. As at 31 December 2003, about 12,000 cards were held by bank customers.



## Asset Gathering

### *UniCredit Xelion Banca*

As the Group's Italian banks were being reorganised into the current three segment banks, the Parent Company launched the process of optimising its financial consultant networks by assigning to Xelion, effective January 2003, the networks of UniCredit Banca (about 650 financial consultants) and On Banca (about 200 financial consultants).

In addition, based on business and co-ordination assessments of UniCredito Italiano's image, the company's name was changed from Xelion Banca to UniCredit Xelion Banca SpA.

As confirmation that this was an effective project, Xelion generated significant results in 2003 in terms of total net deposits raised: the figure of about €1.9 billion put it in first place in the sector's ranking of sales networks (source: Assoreti) with a market share of 14% and growth of 84.6% over pro-forma 2002 figures on an equivalent basis.

The company's total portfolio rose from the 2002 pro-forma level of €4.9 billion to €7.0 billion at the end of 2003, while the number of financial consultants in 2003 decreased from 1,833 consultants at the beginning of the year to 1,555 as a result of 208 new recruits and 486 resignations[2].

2. Figure does not include ING Sviluppo Investimenti financial consultants. The latter's overall figure were only included in Group data in 2003 (see below).

During the period, the drive to improve the quality of the sales network continued and resulted in an increase in portfolio per financial consultant from €2.8 million at the end of 2002 to €4.5 million at the end of 2003, representing a 57% increase. This qualitative growth was achieved through the expansion of existing consultants and the termination and gradual replacement of individuals who did not meet the company's qualitative standards.

The integration of financial consultants from UniCredit Banca and On-Banca networks was finalised with the overall addition of 701 consultants and customer relationships with total portfolios of €2.3 billion and total operating standardisation from an operational standpoint.

The appropriate support structures for financial consultants were also developed further. As at 31 December 2003 the network had 87 front offices (called Financial Studios) against 63 at the end of 2002, in addition to 161 financial consultant offices.

The network area is moving from a growth phase to a period of consolidation and significant concentration, as became clear from the integration affecting the main market players over the last two years.

As part of the UniCredit Group's sectorial growth programme, several of the ING Group's Italian assets and equity investments were acquired by UniCredito Italiano and, at the beginning of 2004, several areas were assigned to Xelion: the division made up of ING Sviluppo Investimenti SIM's network of financial consultants, the retail portion of the retail and private banking division of the Italian branch of ING Bank N.V., and a controlling interest in ING Agenzia Assicurativa SpA, the company that manages the network of insurance producers.

As of the date this report was prepared, ING consultants have largely completed the process of signing agency agreements, and Xelion now has a network of about 2,100 consultants covering about €9.8 billion in assets, and accordingly, is one of the five largest Italian networks in terms of total assets.

## Asset Management

### *The Industry*

The asset management market, and in particular the mutual fund market, gave signs that it was returning to normal in all major countries, and in particular Europe and the US, with a continual inflow of funds.

In the United States there were major outflows from money market funds, but inflows for equity, bond and balanced funds.

The situation in Europe was more diverse with investors showing a new interest in bond and balanced funds. In Italy and France there continue to be inflows into money market funds. Capital preservation and protection instruments, funds of funds and insurance-linked products continued to benefit from a highly segmented market. Financial innovation was also reflected in the growing distribution of hedge funds due to several national regulations that facilitated the direct or indirect placement of these funds. In the area of social security, laws have been proposed or approved in several countries aimed at developing instruments under Pillar Two of the New Basel Accords. There has been an increased volume of cross-border investments, i.e., investments on behalf of managers residing in other European Union countries.

Below are the specific trends in the most important markets for Pioneer Investments.

*- United States*

The United States market for mutual funds (the non-proprietary segment representing about 25% of the overall industry) rose by 25.6% in 2003 with assets totalling $1,871 billion at the end of December in a macroeconomic environment characterised by an economic recovery in the US and overall growth in stock markets (S&P 500 up by 26.4%, Dow Jones Industrial Average up by 25.3%).

There were significant net inflows, with a total of US$35.4 billion for the year. Inflows were particularly high in equity funds ($34.1 billion) and balanced and bond funds with inflows of US$21.5 billion and US$10.4 billion respectively.



This performance led to growth in equity and balanced portfolios, to the detriment of the bond portfolio, which dropped from 23.1% to 21.1%.

*- Italy*

In Italy the asset management sector, and the mutual fund sector in particular, reported a total net inflow of €25.2 billion in 2003.

In 2003 Italian investors continued to invest in instruments with a low propensity for risk, showing a preference for liquid asset funds (up by €15.5 billion) and bond funds (up by €10.7 billion). On the other hand, there was an overall outflow from equity funds of €1.2 billion, even though this trend reversed itself starting in the summer. Balanced funds reported an outflow of €5.8 billion.

Assets in mutual funds set up by Italian intermediaries totalled €513.3 billion[3] at the end of December, up by 9.2% from the same period of the previous year.

*- Other large countries*

At the end of December, assets in mutual funds in Germany totalled €436.2 billion, which was up by 14.2% over the end of December 2002, with a net inflow of €27.5 billion including €3 billion for equity funds, €7 billion for bond funds, €3.7 for money market funds and €13.8 billion for other funds.

Thus, the share of equity funds rose from 30.2% to 31.7%, money market funds rose from 15.3% to 15.7%, and bond funds dropped from 29.9% to 27%.

3. Including unrelated funds of funds.

The placement of low-risk funds was also prevalent in other major European countries, and in particular France, Spain and Great Britain.

In Spain, there was a net inflow into money market funds (up by $3.9 billion), bond funds (up by $5.9 billion) and equity funds (up by $1.6 billion), while in Great Britain there was a net inflow into all portfolios, but with a significant concentration in bond funds (up by $10.2 billion).

In France there was a significant inflow into money market funds (up by $36.9 billion) and in equity funds (up by $8.6 billion).

### Pioneer Group

Pioneer Investments ended 2003 with an overall increase in net sales of 46.1% (in euro terms) over the previous year (from €6,121 to 8,945 million) repeating its positive performance in all divisions.

Assets under management totalled €115.9 billion with an increase of 11.8% since the beginning of the year (8.6% due to net sales, and 3.2% due to the market effect, which was negatively affected by the near 17% depreciation of the dollar against the euro).



*- Italy*

Italy ended 2003 with a net inflow of €2.1 billion (up by 59% over 2002), which was especially due to the contribution of the captive networks (up by €1.7 billion) and institutional customers (up by €551 million).

There was confirmation of the upward trend of products targeting institutional investors (life insurance policies and pension funds) and traditional unit-linked and guaranteed capital policies, which have posted 17.6% in asset growth since the beginning of the year.

As at 31 December 2003 total assets in Italy were €85.9 billion representing a 6.2% increase over 31 December 2002. In terms of asset mix, investors demonstrated a preference for bond products even though, during the second half of the year, they showed a renewed interest in equity funds, which rose to 19% of assets, due in part to the market effect, compared to 16% at the end of June.

Overall, the UniCredit Group ended 2003 with a 12.9% market share of mutual funds (as recorded by Assogestioni), which was below the 13.32% recorded at the end of the previous period. Including the assets from the acquisition of ING S.G.R.p.A., actual market share at the end of the year was 13.39%.

(€ million)

| PIONEER INVESTMENTS - ASSETS UNDER MANAGEMENT | Figures as at 31.12.2003 | Figures as at 31.12.2002 | Change amount | Change % |
|---|---|---|---|---|
| **Italy** | **85,861** | **80,831** | **+5,030** | **+ 6.2%** |
| "Captive" customers | 69,761 | 65,771 | +3,990 | + 6.1% |
| Institutional | 10,556 | 9,526 | +1,030 | + 10.8% |
| Other customers | 1,033 | 1,114 | -81 | - 7.3% |
| Proprietary Funds | 4,511 | 4,420 | +91 | + 2.1% |
| **United States** | **21,856** | **17,635** | **+4,221** | **+ 23.9%** |
| **Other international markets** | **5,880** | **3,732** | **+2,148** | **+ 57.6%** |
| **New Europe** | **2,346** | **1,522** | **+824** | **+ 54.1%** |
| **Total assets under management** | **115,943** | **103,720** | **+12,223** | **+ 11.8%** |
| *of which: Assets in mutual funds* | *96,465* | *85,303* | *+11,162* | *+13.1%* |
| *- Italian* | *25,931* | *25,980* | *-49* | *- 0.2%* |
| *- Luxembourg* | *42,376* | *37,909* | *+4,467* | *+ 11.8%* |
| *- Other mutual funds* | *28,158* | *21,414* | *+6,744* | *+ 31.5%* |

## *- United States*

The positive sales performance of the American division continued in 2003 allowing it to break the previous record achieved in 2002.



Gross sales exceeded $8.3 billion (up by 32.8% over the $6.3 billion achieved for the same period of the previous year). This result was particularly impressive if compared to the results of major competitors for comparable assets. With few exceptions these competitors reported net outflows for the same period. Net sales were $4.3 billion (up by 40.8% over 2002).

Based on these results, Pioneer increased its market share of American companies in the non-proprietary segment from 1.32% at the end of December 2002 to 1.50% at the end of December 2003.

The most popular fund continued to be Pioneer High Yield, although the inflow from other products was also significant, including Pioneer Strategic Income Fund and the closed funds Pioneer Municipal High Income Funds and Pioneer Municipal Advantage. The latter was launched in October and sold out in only 4 days of sales.

This division's assets totalled €21.9 billion at the end of December, which was 24% higher than the beginning of the year despite the sharp appreciation of the European currency. On the other hand, in dollar terms assets rose by 49.2% during the same period to $27.6 billion representing a substantial increase over assets at the time of acquisition.

*- International*

Due to major agreements entered into with institutional customers and the third party segment, and excellent performance in the hedge fund sector, the international division had positive net sales of nearly €2 billion representing a 116% increase over the same period last year.

An analysis of the results shows that sales were concentrated in the family of funds under Luxembourg law including, in particular, US High Yield, Top European Players and Euro Short-Term, and in the institutional segment (particularly in Chile) due to pension funds, and, as noted above, sales were also concentrated in alternative investment products such as single strategy and hedge funds.

Assets under management rose by 57.6% over the beginning of the year to €5.9 billion.

*- New Europe*

The New Europe Division achieved its best results ever in terms of deposits with net inflows of €1,046 million representing an 86.5% increase over the previous year.

Assets under management rose by 54.1% over the previous year to €2.3 billion.

Poland was the main contributor to the division's results due to Bank Pekao's distribution network through which primarily fixed income and balanced products were sold. This allowed Pioneer to reconfirm its leadership position in the Polish market with a market share that rose from 24.7% at the end of 2002 to 30.4% as at 31 December 2003.

Good results were also achieved in Slovakia due to the success of selling funds under Luxembourg law, and in Croatia and Bulgaria.

Sales were poor in the Czech Republic even though there was a reversal in the trend during the second half of the year due to new sales activity.

*- Pioneer Alternative Investment Management*

A special comment should be made on Pioneer Alternative Investments/Momentum, which has already been mentioned in the comments above on sales performance for the various divisions.

At the end of 2003, Pioneer Alternative Investments reported record net inflows of over €950 million ($1,112 million) representing a 522% increase over results for 2002.

The results achieved by the Italian fund manager (up by €507 million) were particularly impressive with a concentration in the private banking segment, as were the results for Momentum family funds (up by €401 million) sold through the worldwide Pioneer distribution network.

It should also be noted that during the year, the process of integrating the Momentum group into Pioneer Alternative was completed, and Efficient Portfolio funds were launched in Italy in October. These funds invest in both traditional mutual funds and hedge funds.

Total assets in hedge funds were just under €2.5 billion, an increase of 61.4% since the beginning of the year despite the depreciation of the dollar.

## Acquisition of ING Sviluppo Finanziaria

As part of the Division's strategic plan to expand operations, ING Sviluppo Finanziaria was identified as an opportunity to achieve a significant boost in size and quality for the subsidiary UniCredit Xelion Banca SpA, which would be sufficient to insure its competitiveness in a phase of rapid concentration in the asset gathering segment.

Thus, on 21 July UniCredito Italiano signed an agreement with the ING Groep N.V. Group as part of an auction to acquire the assets of the retail and private banking division of ING Bank N.V., the Italian branch of the Dutch group, and a direct, controlling interest (100%) in ING Sviluppo Finanziaria. This is a holding company that has controlling interests in ING Sviluppo Fiduciaria SIM, ING Employee Benefits, ING Investment Management SGR, ING Agenzia Assicurativa and ING Sviluppo Investimenti SIM (the latter company operates in the asset gathering sector with about 700 financial consultants).



On 1 December, after the issuance of the required authorisations, the purchase of ING Sviluppo Finanziaria by UniCredito Italiano was finalised, at a price of €102.1 million, while the acquisitions of the retail, private banking and segregated account divisions in the retail banking and private banking department of ING Bank N.V. by UniCredit Xelion Banca, UniCredit Private Banking and ING Investment Management SGR respectively took effect on 1 February 2004.

In early 2004, steps were taken to integrate the assets acquired by reallocating assets into Group companies in relation to their respective businesses. To be specific, the following transfers occurred:

- In addition to the stated retail portion of the retail and private banking division of the Italian branch of ING Bank N.V., the division incorporating the ING Sviluppo Investimenti SIM's financial consultant network and the equity investment in ING Agenzia Assicurativa were transferred to UniCredit Xelion Banca;
- ING Investment Management SGR, which operates in the asset management sector, was transferred to the Pioneer Group with the goal of becoming the Group Company dedicated to the promotion of funds exclusively intended for the customers of consultants.

## Net profit and operating profit for the Division

The corporate rationalisation measures in the asset management sector that took place during the period resulted in the expansion of the Pioneer Group's, and thus, the Division's structure through the inclusion of the operations of Luxembourg asset management companies (in August) and those of UniCredit Fondi SGR (in

December). Thus, for greater reporting clarity, the first three quarters of 2003 and the figure for the whole of 2002 were restated in accordance with the Division's structure as at 31 December.

The Private Banking and Asset Management Division ended 2003 with net profit of €247 million after a provision of €108 million for applicable taxes and duties.

Net profit for the period suffered significantly from the prudential provisions of over €22 million made by UniCredit Private Banking for operating risks and to cover potential future charges resulting from the reimbursement of Cirio bonds to customers following a specific assessment made by a special committee created by the Group.

In 2003, the Division's operating profit was slightly less than the restated figure for the same period of the previous year (down by 3.7%); the fourth quarter, which was down from the third quarter (by 8.8%), was still higher than the first two quarters and the average of the first three.

## *Profit and Loss Account*

(€ million)

| PRIVATE BANKING & ASSET MANAGEMENT DIVISION | Full year | | | Full year 2003 | | | |
|---|---|---|---|---|---|---|---|
| | 2003 | 2002 restated | % change | Q 4 | Q 3 | Q 2 | Q 1 |
| Net interest | 82 | 78 | + 5.1% | 23 | 19 | 21 | 19 |
| Dividends and other income from equity investments | 1 | -2 | .. | - | 1 | - | - |
| **Net interest income** | **83** | **76** | **+ 9.2%** | **23** | **20** | **21** | **19** |
| Net commission | 887 | 924 | - 4.0% | 245 | 221 | 212 | 209 |
| Trading profit (loss) | 3 | -1 | .. | 1 | | 3 | -1 |
| Other net operating income | 67 | 28 | .. | 15 | 24 | 22 | 6 |
| **Net non-interest income** | **957** | **951** | **+ 0.6%** | **261** | **245** | **237** | **214** |
| **TOTAL REVENUES** | **1.040** | **1.027** | **+ 1.3%** | **284** | **265** | **258** | **233** |
| Payroll costs | -304 | -293 | + 3.8% | -75 | -73 | -82 | -74 |
| Other administrative expenses | -318 | -296 | + 7.4% | -98 | -73 | -77 | -70 |
| Writedowns of intangible and tangible fixed assets | -29 | -34 | - 14.7% | -8 | -6 | -6 | -9 |
| **Operating expenses** | **-651** | **-623** | **+ 4.5%** | **-181** | **-152** | **-165** | **-153** |
| **OPERATING PROFIT** | **389** | **404** | **- 3.7%** | **103** | **113** | **93** | **80** |
| Provisions for risks and charges | -31 | | | -22 | -2 | -5 | -2 |
| Net writedowns of loans | -4 | | | -1 | - | -2 | -1 |
| **Total writedowns and provisions** | **-35** | | | **-23** | **-2** | **-7** | **-3** |
| **PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAX** | **354** | | | **80** | **111** | **86** | **77** |
| Extraordinary income (charge) – net | 5 | | | -1 | -4 | 3 | 7 |
| Income tax for the year | -108 | | | -25 | -32 | -29 | -22 |
| **NET PROFIT FOR THE YEAR** | **251** | | | **54** | **75** | **60** | **62** |
| Minorities | -4 | | | - | -1 | -2 | -1 |
| **GROUP PORTION OF NET PROFIT FOR THE YEAR** | **247** | | | **54** | **74** | **58** | **61** |

Note: The figures that are included in 2002 Operating Profit have been restated taking into account the figure of each divisional subsidiary, except for UniCredit Private Banking, which used management accounts figures.

## Revenues

Total revenues for 2003 were €1,040 million, which was slightly higher (up by 1.3%) than 2002 on a restated basis (up by about 4% at constant exchange rates), with quarterly performance trending upward.

Net interest was up by about 5% over the previous period on a restated basis due to a decline in financial income for the private bank and a rise in financial income for Xelion. The latter was the result of increased direct deposit volume and lower charges related to Pioneer debt from the recapitalisation in September.

Service revenues were up slightly over the previous year on a restated basis (up by 0.6% at current exchange rates and up by 3.8% at constant exchange rates). This increase was due to higher average assets under management and the increased productivity of financial consultants, but was negatively affected by asset mix, which deteriorated substantially, and the devaluation of the dollar, especially for Pioneer.

Service revenues were also on an intra-year upward trend due to the gradual growth of assets under management, the increase in sales, the slight improvement in asset mix in the second half of the year and performance commissions collected for mutual funds in the fourth quarter.



Contributions of the Division's three businesses to total revenues in 2003 can be broken down as follows:

- Private Banking 35% (largely unchanged from 2002);
- Asset Management 61% (slightly lower);
- Asset Gathering 4% (up by about 1 percent).

The items making up "Net non-interest income" are not strictly comparable as between 2003 and 2002, since Pioneer changed its accounting principle for recovery of expense relating to the administration of investments funds; in 2003 these were entered to "Other net operating income" and not, as previously, to "net commission".

## Operating costs

Operating expense, including amortisation and depreciation of €29 million, totalled €651 million representing a 4.5% increase over 2002 on a restated basis (up by about 9% at constant exchange rates).

The following changes occurred from the previous period: investments to integrate Xelion's sales networks; development projects and expenses for updating UniCredit Private Banking's organisation and branches; and for Pioneer, charges for strengthening the sub-holding's structure and reorganising Momentum (whose costs, however, were reported for less than two months in 2002).

Intra-year operating expenses were affected by the following factors:

- Non-recurring expenses incurred by Xelion and UniCredit Private Banking in the second quarter;
- An increase in fourth-quarter expenses, which was partly due to business ventures and planning initiatives and expenses for the integration of the ING consultant network.

The Division's cost-income ratio was 62.6%. The ratio was higher in the fourth quarter than the third, but improved substantially from the first two quarters of the year.

# New Europe Division

(As at 31 December 2003)

| NEW EUROPE DIVISION - PRINCIPAL SUBSIDIARIES | % held | Total assets (€ million) | Net profit (€ million) | Cost/ income ratio % | ROE % | Employees No. | Bank branches No. |
|---|---|---|---|---|---|---|---|
| Pekao Group | 53.05 | 12,915 | 196 | 57.4 | 15.0 | 16,641 | 801 |
| Zagrebacka Banka Group | 81.91 | 7,627 | 112 | 55.1 | 21.4 | 5,058 | 193 |
| Koç Finansal Hizmetler Group* | 50.00 | 5,226 | 116 | 45.1 | 28.7 | 3,578 | 148 |
| Bulbank | 85.20 | 1,444 | 47 | 39.1 | 20.3 | 2,026 | 91 |
| Zivnostenska Banka | 97.70 | 1,492 | 8 | 78.8 | 9.7 | 803 | 26 |
| Unibanka | 77.11 | 940 | 7 | 73.4 | 10.1 | 1,057 | 68 |
| UniCredit Romania | 99.88 | 174 | 3 | 71.3 | 10.7 | 573 | 28 |

* These figures refer to the entire Koç Finansal Hizmetler Group. In Divisional and consolidated accounts, they are included as to 50%..


POLAND
Pekao Group
CZECH REP.
Zivnostenska Banka
SLOVAKIA
UniBanka
ROMANIA
CROATIA
BOSNIA HERZEGOVINA
BULGARIA
TURKEY
Zagrebacka Group
Bulbank
Koç Finansal Hizmetler Group
UniCredit Romania

## The business environment

In 2003 the macroeconomic environment in New Europe countries where the Group has a presence (Poland, Croatia, Bulgaria, Slovakia, Romania, Czech Republic, Turkey and Bosnia and Herzegovina) moved in a rather positive direction. Average growth was 4.5%, but there was a sharp contrast between Central European countries (Poland and the Czech Republic) and countries that are still converging. Poland and the Czech Republic, which had been more adversely affected by the international slowdown and a weak domestic economy, actually showed signs of economic recovery only in the second half of the year. On the other hand, Slovakia and Croatia confirmed that their economies are strong and poised for growth. Bulgaria, Romania and Turkey continued to make significant progress in terms of stabilisation.

Growth in the area was characterised by a robust increase in domestic demand: real salaries were relatively high, and in many cases, easy credit terms motivated individual consumption. On the other hand, exuberant consumption growth contributed to heightened demand for high-quality goods imported from abroad creating pressure on the current account deficit: in many cases, increased exports were offset by an equally sharp rise in imports.

The economic and legislative convergence process (which has been under way in the entire region for some time for the purposes of joining the European Union) as well as the positive results of referendums conducted in countries that are targeted to join the EU in May 2004, made it possible for New Europe to enjoy stable or rising ratings, with the exception of Poland. Concerns over that country's tax problems in 2004 led Standard & Poor's to revise the outlook from stable to negative in June. Overall country risk in New Europe continues to decline, as reflected in the spread to the euro rate curve that showed a tightening trend during the year.



**Macroeconomic Indicators for the Main Countries of New Europe with a Group Presence**

| | GDP % | | Inflation (end of period) | | Interest rate (average)* | | Exchange rate vs. euro | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2002 | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 | 2003 | % change |
| Poland | 1.4 | 3.7 | 0.8 | 1.7 | 6.8 | 5.7 | 4.02 | 4.70 | 16.9% |
| Croatia | 5.2 | 4.4 | 2.3 | 1.8 | 2.2 | 6.1 | 7.45 | 7.65 | 2.7% |
| Turkey | 7.8 | 5.8 | 29.7 | 18.4 | 44.6 | 26.0 | 1,738,000 | 1,771,638 | 1.9% |
| Bulgaria | 4.8 | 4.3 | 3.8 | 5.6 | 3.35 | 2.67 | 1.95 | 1.95 | .. |
| Slovakia | 4.4 | 4.0 | 3.4 | 9.3 | 6.15 | 5.94 | 41.50 | 41.17 | -0.8% |
| Romania | 4.9 | 4.7 | 17.8 | 14.1 | 18.8 | 20.2 | 35,135 | 41,158 | 17.1% |
| Czech Republic | 2.0 | 2.9 | 0.6 | 1.0 | 2.73 | 2.04 | 31.6 | 32.4 | 2.6% |
| Bosnia - Herzegovina | 5.5 | 3.5 | 0.3 | 0.1 | - | - | 1.96 | 1.96 | .. |

*All interest rates are interbank rates except in Bulgaria where we use the Basic Interest Rate (benchmark rate for commercial banks).

### *Poland*

In 2003 gross domestic product (GDP) in Poland rose by 3.7% driven primarily by exports that benefited from the weakness of the zloty against the euro. During the first half of the year, the reduction in inflation encouraged the central bank to cut the reference rate six times (from 6.75% to 5.25%), thereby providing a further stimulus to economic growth. Worries over the government's tax deficit in 2004 then forced the Monetary Policy Council to hold rates steady. On the other hand, financial markets reacted negatively to news on the tax front, and as a result, bond spreads over rates in the euro area widened. The economic situation had an impact on performance in the banking industry. Loan growth was higher due primarily to increased loans to individuals. On the other hand, after declining for the first three quarters of the year, deposits remained stable in recent months. This was still due to the growth in business deposits. Bank rate spread decreased at the beginning of the year, while in the second half it remained relatively stable.

### *Croatia*

Despite a slight slowdown, economic growth in Croatia remained steady due primarily to higher investments. Worries over rapid loan growth, with a resulting impact on the current account deficit, led the central bank to implement a number of administrative restrictions including a cap on loan growth, while restrictive, monetary policy contributed to near exchange rate stability.



### *Turkey*

Turkish economic growth was driven primarily by consumption and private investments. The success in fighting inflation and stabilising growth contributed to increased market confidence in the country. Due to significant improvements in productivity, the appreciation of the Turkish lira in real terms did not affect the country's competitiveness. Interest rates remained on a downward trend. Reforms to restructure the banking and financial system continued. Due to lower interest rates, loans increased during the year, while deposits, with a high percentage in foreign currency, were affected by the appreciation of the exchange rate.

### *Bulgaria*

Consumption and investment were the main driving force in Bulgarian economic growth. The sharp rise in food prices pushed inflation upward towards the end of the year. In light of the current account deficit, tight fiscal control was a priority in the country with the goal of guaranteeing the sustainability of the Currency Board. The banking industry continued to grow at a fast pace in terms of both deposits and loans.

### *Other countries*

With regard to the other countries where the Group operates, there was confirmation of positive economic performance and continued progress in the stabilisation and convergence processes. In particular, Slovakia turned out to be the most dynamic country in the region with GDP growth supported by excellent net export performance. Positive growth in the Romanian economy is also taking hold, and is driven by consumption and investments. Although still one of the countries with the slowest growth in this region, the Czech Republic showed signs of economic recovery and was able to overcome the deflationary trend at the beginning of the year.

## Strategic direction and activities of the Division

In 2003 the Division further strengthened its position in New Europe by confirming its goal of becoming the leading banking group in a large region (with a population of over 174 million) - considered to be the "second largest domestic market" – with growth prospects greater than those in the EU. UniCredit's strategic direction is guided by the desire to acquire banks with a significant market share or strong potential at a reasonable price and to provide these banks with the Group's guidance and support. This strategy also makes it possible to benefit from future macroeconomic trends of significant growth and the gradual stabilisation and reduction of risk levels due to the process of convergence and entry in the EU. The results for 2003 and the value that the division has provided for its shareholders confirm the strategic value of the Group's expansion in New Europe.

### Czech Republic



In 2003 the Group, with an existing presence in Poland, Bulgaria, Slovakia, Croatia, Bosnia and Herzegovina and Turkey, further strengthened its presence in the area by finalising the acquisition of 85.16% of Zivnostenska Banka A.S. at a price of €174 million. In accordance with current Czech laws, a mandatory residual purchase offer was later launched for shares that were still outstanding bringing UniCredit's stake to 97.70% with a further outlay of €25.8 million.

Zivnostenska Banka is a commercial bank with a market share of loans and deposits of 1.9% and 2.5% respectively. It offers its corporate and retail customers (in the medium to high income bracket) a broad range of traditional products and services as well as telephone and Internet banking.

The bank's distribution system covers the entire domestic territory of the Czech Republic and consists of 8 branches and 19 agencies located in the country's main cities, and has about 800 employees.

### Romania

With a view to strengthening its position in the Romanian market, in May UniCredito Italiano finalised the acquisition of a controlling interest in Demir Romlease, a leasing company, which in January of this year changed its name to UniCredit Leasing Romania S.A. This transaction will make it possible to consolidate the Group's position in Romania and to take full advantage of business synergies with UniCredit Romania. As a further strategy to strengthen its local market position, in October UniCredit Romania acquired a 49.5% stake in the capital stock of the securities trading company Demir Securities Romania, in which it already held a 49.5% stake, thereby increasing its interest to 99%.

## Other corporate transactions

In 2003 the Division increased its focus on the integration and restructuring of banks owned directly and companies owned by the latter through the rationalisation of several equity investments. In Croatia, it was decided to combine the two entities operating in the country through the merger by incorporation of CR Trieste Banca dd into Zagrebacka Banka. This made it possible to further strengthen the corporate business carried out by CR Trieste Banca to service Italian customers by leveraging the greater resources of Zagrebacka Banka and the broader range of products that the latter is able to offer. In December in Poland, Bank Pekao finalised the sale of the entire stake held in Bank Pekao Tel-Aviv at a price of about €5 million.

## New projects in Poland

In addition, several new projects were launched in the Polish market with the goal of rationalising several operations and strengthening the Group's market share.

Outsourcing was commenced for several card processing operations in order to achieve cost synergies. This project involved the transfer by Bank Polka Kasa Opieki to the subsidiary Centrum Kart SA, the outsourcer for the operations referenced, of a portion of the assets and employees belonging to its Card and Cheque Centre Division. The outsourcing project also requires that 51% of the referenced company be sold to a technological partner, and Società Servizi Bancari – SSB SpA was selected.



The New Europe Leasing project, which is aimed at creating a single centre specialising in leasing in New Europe, calls for the establishment of (i) a network of companies specialising in leasing and operating in New Europe markets and (ii) a coordination, strategy and control structure to be located in Poland within the single leasing company resulting from the integration of Pekao Leasing and Leasing Fabryczny, which are both held through Bank Pekao. With the implementation of the project in question, the UniCredito Italiano Group is pursuing its goal of becoming the largest player in the leasing sector in New Europe by applying the expertise acquired in Italy by Locat SpA, to markets in that area.

In order to increase the customer base in the affluent sector and strengthen the Group's market share, a project was initiated to launch a new sales channel in Poland consisting of a network of consultants providing experience gained by the subsidiary Xelion. For this purpose, UniCredit and Bank Pekao established Xelion Doradcy Finansowi SP ZO.O with an equal share of ownership. This company was the result of the transformation of Pekao Informatyka, which is to manage the new distribution channel. In June operations commenced in the city of Warsaw.

From a business standpoint, other projects were implemented that are aimed at focusing growth on the most attractive market segments. For this purpose, new service models, which are specialised and differentiated by segment, were developed for the last banks acquired. These common strategic directions were further refined according to the unique features of individual countries and the differing positions of

Group banks in their respective reference markets. In particular, for banks that already occupy a leading position in their respective countries (Pekao, Zagrebacka and Bulbank), the focus was on increasing profitability and strengthening existing positions, while for UniBanka, Zivnostenska, UniCredit Romania and KFS, the preferred strategy was for rapid, steady growth in market share through aggressive campaigns to acquire new customers through the expansion of the sales network.

## Position in region

As a result of the excellent results achieved by the division in 2003, UniCredit is now one of the leading groups in New Europe in terms of total assets (€27.3 billion), net profit for the period (€427 million) and cost/income ratio (55.8%). The New Europe Division also increased its contribution to Group results in terms of profit before extraordinary items and income tax (16.5%) and applicable net profit (15.7%), and generated a considerable return on investment, which is now, on average, over 11.7% a little more than four years on from the launch of the New Europe project.

## The multi-centre federal model

In 2003 the effectiveness of the multi-centre federal organisational model was confirmed for the management of banks operating in New Europe. In keeping with the Group's strategy of creating value for shareholders, this model leverages a matrix-based structure that calls for the existence of:

- local independent brands and management for overseeing operations that provide commercial flexibility, a focus on customers and high quality service;
- strong Group governance for controlling and managing risks and for guiding future expansion and common initiatives among countries;
- centralised parent company functions dedicated to supporting local businesses, monitoring risks and transferring knowledge ;
- committees set up for the joint management (by UniCredit and Division banks) of strategic or significant projects aimed at fostering the development and integration of these banks;
- multi-centre shared services and excellence centres for achieving economies of scope and scale using parallel business models, while preserving efficient and flexible management of the features that are unique to each country.

## The Division's Activities

The staff of the New Europe Division in Italy was strengthened in 2003. This Division consists of over 70 employees who are fully dedicated to guiding and supporting the development and restructuring of banks in New Europe in the areas of Planning and Control, Retail, Corporate, Loan Processing, IT and Organisation. In addition, about 20 employees, who are assigned to other centralised parent company functions, primarily look after the Division's banks.

By leveraging this dedicated staff, the Division directly oversees risk and control functions, and provides continual support for affiliates in New Europe through the management of about 100 task forces in 2003. The task forces focused on large strategic projects (such as redesigning information systems and the loan process, creating product factories, developing multi-channel distribution systems, creating divisions by segment in banks that recently joined the Division, reassessing the organisation and processes, etc.) or provided immediate operational support (new product development and launch, production optimisation, improvement of cost efficiency, implementation of planning systems, monitoring, incentive systems, etc.).

In addition to employees of the Division in Italy, about 45 employees seconded to the banks in the region provide fundamental support. These include the Chief Operating Officer of each New Europe bank working alongside the local CEO.

## Inter-area projects

In 2003 the implementation of inter-area projects continued involving all banks in the Division. With the goal of creating value for the Group, these projects are aimed at providing a growing revenue-generating capacity, increased efficiency, a stronger image and greater international visibility for UniCredit. The main projects carried out (some of which were started in 2002) were as follows:

- The development and installation of new information systems in New Europe banks in order to reduce operating risks and to provide the technological tools for building a common business model and optimise costs at the same time;
- The redesign of the approval, monitoring and recovery processes for New Europe bank loans in order to reduce the cost of related risks and ensure that the banks follow the Group's best practices; the launch of new measures to increase capabilities for assessing and managing the banks' risk;
- The dissemination of a "sales performance culture" by making the Group's best practices widely available in sales support tools, training, planning procedures and in the management and monitoring of commercial acquisition campaigns; the development and retention of the customer base;
- The divisionalisation of distribution networks that will make it possible to personalise product offerings and service models by customer segment;
- The creation of a pan-European platform in the credit card sector as a result of a partnership with an internationally known card processor will allow the New Europe banks to benefit from significant economies of scale and competitive advantages.



## Services provided to Italian companies

In order to provide better support for its customers, and on the basis of the past success of this initiative, UniCredit further developed New Europe Desks. Through integrated service and close co-ordination between the Italian banks and those in New Europe, the purpose of these Desks is to provide assistance to Italian customers or those coming from other New Europe banks in carrying out their foreign transactions and identifying business opportunities. In 2003 specific support in the banking area as well as the commercial, legal and tax areas was provided to over 2000 Italian companies operating in New Europe.

# The Division's performance

## Operating profit

In 2003 the New Europe Division's net profit for the period was €427 million (corresponding to an ROE of 17.2%), €307 million of which was the Group's portion. These figures show a significant increase in the Division's results despite the sharp depreciation of the zloty in 2003.

This impressive increase was due to the good performance of all banks. Bank Pekao, the Division's largest bank, benefited from the good performance of the Polish economy, and despite a drop in revenues, which was due to a further decline in deposit income, it was able to increase profit by nearly 18% through a meticulous process of approving loans and controlling risks. Zagrebacka, and especially Koç Financial Services (KFS) fully benefited from the excellent performance of the economies of their respective countries, which translated into good growth in volume and total revenues resulting in profit in excess of expectations.

***Profit and Loss Account** (at constant exchange rates)* (€ million)

| NEW EUROPE DIVISION | Full year | | | Full year 2003 | | | |
|---|---|---|---|---|---|---|---|
| | 2003 | 2002 restated | % change | Q 4 | Q 3 | Q 2 | Q 1 |
| Net interest | 1,035 | 1,074 | - 3.6% | 265 | 256 | 260 | 254 |
| Dividends and other income from equity investments | 7 | 4 | + 75.0% | -2 | 9 | 3 | -3 |
| **Net interest income** | **1,042** | **1,078** | **- 3.3%** | **263** | **265** | **263** | **251** |
| Net commission | 418 | 330 | + 26.7% | 116 | 118 | 99 | 85 |
| Trading profit (loss) | 110 | 194 | - 43.3% | 23 | 18 | 37 | 32 |
| Other net operating income | 49 | 71 | - 31.0% | 15 | 14 | 16 | 4 |
| **Net non-interest income** | **577** | **595** | **- 3.0%** | **154** | **150** | **152** | **121** |
| **TOTAL REVENUES** | **1,619** | **1,673** | **- 3.2%** | **417** | **415** | **415** | **372** |
| Payroll costs | -446 | -415 | + 7.5% | -117 | -110 | -113 | -106 |
| Other administrative expenses | -336 | -350 | - 4.0% | -97 | -80 | -82 | -77 |
| Writedowns of intangible and tangible fixed assets | -122 | -108 | + 13.0% | -33 | -29 | -31 | -29 |
| **Operating expenses** | **-904** | **-873** | **+ 3.6%** | **-247** | **-219** | **-226** | **-212** |
| **OPERATING PROFIT** | **715** | **800** | **- 10.6%** | **170** | **196** | **189** | **160** |
| Provisions for risks and charges | -40 | -14 | + 185.7% | -32 | -5 | -3 | - |
| Net writedowns of loans | -139 | -361 | - 61.5% | -39 | -30 | -31 | -39 |
| Net writedowns of financial investments | 2 | -3 | - 166.7% | 3 | -1 | -3 | 3 |
| **Total writedowns and provisions** | **-177** | **-378** | **- 53.2%** | **-68** | **-36** | **-37** | **-36** |
| **PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAX** | **538** | **422** | **+ 27.5%** | **102** | **160** | **152** | **124** |
| Extraordinary income (charge) – net | 33 | 41 | - 19.5% | 11 | 4 | 3 | 15 |
| Income taxes for the year | -144 | -143 | + 0.7% | -23 | -40 | -40 | -41 |
| **NET PROFIT FOR THE YEAR** | **427** | **320** | **+ 33.4%** | **90** | **124** | **115** | **98** |
| Minorities | -120 | -109 | + 10.1% | -23 | -33 | -31 | -33 |
| **GROUP PORTION OF NET PROFIT FOR THE YEAR** | **307** | **211** | **+ 45.5%** | **67** | **91** | **84** | **65** |

The strict cost control policy adopted by banks in New Europe translated into a modest increase of 3.6% in operating expenses. Payroll costs rose by 7.5% due to an increase in the variable compensation component, which was offset by a reduction in other administrative expenses. Amortisation and depreciation rose at a steadier pace due primarily to the start-up of several major information systems, especially at Bank Pekao. Results in terms of efficiency improved slightly as reflected in the cost/income ratio that reached 55.8% primarily due to the drop in Pekao's total revenues. This decline was due to the drop in interest rates with the resulting drop in deposit income, and the bank's conservative attitude leading to a reduction in loan volume. In addition, there were several extraordinary events during the previous period that increased that period's total revenues. These included revenue from the sale of collateral resulting from the bankruptcy of a large shipyard, and the revaluation of several portfolio securities following the introduction of a new related regulation.

Operating profit for the entire Division was €715 million, which was down by 10.6% at constant exchange rates and on an equivalent basis. However, effective credit risk monitoring, which translated into a reduction of about €200 million in provisions and writedowns, resulted in a 27% increase in profit before extraordinary items and income tax.

The slight drop in extraordinary income was more than offset by the optimisation of the tax component allowing the Division to achieve a profit of €427 million, of which €307 million was the Group portion, with a 45% increase over the previous period.

**NET PROFIT** (€ million)


1,200
1,000
800
600
400
200
0
1,078
1,042
595
577
873
904
800
715
41
33
378
177
143
144
320
427
Net interest income
+
Net non-interest income
–
Operating expenses
=
Operating profit
+
Net extraordinary items
–
Writedowns and provisions
–
Income taxes for the year
=
Net profit for the year
2002 restated
2003

## Assets and Liabilities

As at 31 December 2003 total assets of Division's banks were €27,276 million, while customer deposits and securities in issue totalled €20,588 million. As at the same date, the ratio of loans to customer deposits was 57.5%.

***Balance Sheet** (at constant exchange rates)* (€ million)

| NEW EUROPE DIVISION | Amounts as at 31 December | | Change | |
|---|---|---|---|---|
| | 2003 | 2002 restated | amount | % |
| **Assets** | | | | |
| Due from customers | 11,848 | 11,478 | 370 | 3.2% |
| Due from banks | 5,490 | 5,889 | -399 | -6.8% |
| Securities and equity investments | 7,639 | 7,084 | 555 | 7.8% |
| Other | 2,299 | 2,356 | -57 | -2.4% |
| **Total assets** | **27,276** | **26,807** | **469** | **1.7%** |
| **Liabilities and shareholders' equity** | | | | |
| Due to customers and securities (including subordinated debt) | 20,588 | 20,478 | 110 | 0.5% |
| Due to banks | 2,709 | 2,496 | 213 | 8.5% |
| Other liabilities | 1,075 | 1,147 | -72 | -6.3% |
| Shareholders' equity (including minority interest) | 2,904 | 2,686 | 218 | 8.1% |
| **Total liabilities and shareholders' equity** | **27,276** | **26,807** | **469** | **1.7%** |

**% OF ASSETS**


8.4
20.1

- Due from customers
- Due from banks
- Securities and equity investments
- Other asset items

**% OF LIABILITIES**


10.7
9.9

- Due to customers and securities in issue
- Due to banks
- Other liabilities
- Shareholders' equity (including minority interest)

## Asset Quality

In 2003 several projects and measures were implemented to improve the entire retail and corporate loan process in the areas of loan approval, scoring/rating, monitoring and recovery. These measures, together with a more prudent approval process and the introduction of stricter credit policies (especially at Bank Pekao) led to a significant reduction of writedowns and provisions with a largely stable coverage ratio for non-performing loans and bad and doubtful debts and a decline in non-performing loans at face and book values.

(€ million)

| NEW EUROPE DIVISION - BAD AND DOUBTFUL DEBTS BY TYPE | Non-performing loans | | Other bad and doubtful debts | | Total bad and doubtful debts | |
|---|---|---|---|---|---|---|
| | 31.12.2003 | 31.12.2002 restated | 31.12.2003 | 31.12.2002 restated | 31.12.2003 | 31.12.2002 restated |
| Face value | 2,115 | 2,180 | 729 | 847 | 2,844 | 3,027 |
| *as a percentage of total loans* | *15.28%* | *14.94%* | *5.27%* | *5.81%* | *20.55%* | *20.75%* |
| Writedowns | 1,720 | 1,744 | 102 | 151 | 1,822 | 1,895 |
| *as a percentage of face value* | *81.3%* | *80.0%* | *14.0%* | *17.8%* | *64.1%* | *62.6%* |
| Book Value | 395 | 436 | 627 | 696 | 1,022 | 1,132 |
| *as a percentage of total loans* | *3.33%* | *3.46%* | *5.29%* | *5.53%* | *8.62%* | *8.99%* |



## Changes in Personnel

Major internal reorganisation combined with natural turnover in individual banks made it possible to keep payroll costs down over the years while still preserving good industrial relations. At the end of 2003, the number of employees in the Division's companies totalled approximately 28,080 (about 29,154 for the previous year) with average productivity (revenues/employee) remaining stable at constant exchange rates and on an equivalent basis.

## Divisional changes from 1999 to 2003

A little more than four years after the initial investment, the Group's commitment in New Europe in terms of acquisitions (with an overall investment of €2.6 billion) and in terms of internal growth and the strengthening and reorganisation of operations made it possible to create a strong and significant presence. The Division reported high growth rates in both the profit and loss account and balance sheet.

In particular, from 1999-2003, despite the sharp devaluation of the zloty last year, there was significant growth in net interest income (21% average annual increase), commission revenues (29% average annual increase) and total revenues (20% average annual increase), while the increase in operating expenses was held to 13.6% on an annual average basis. Despite the phenomena described above for Bank Pekao and the devaluation of the zloty, the Division's operating profit rose by an average of 31% per year, while profit before extraordinary items and income tax rose at an average annual rate of 57%.

Taking into account income tax, the division's profit rose by 84% annually, while the group portion of net profit rose by an average of 70%.

***Profit and loss account of the New Europe Division from 1999 to 2003 - At historic exchange rates and on an equivalent basis [1]***

(€ million)

| | 2003 | 2002 | 2001 | 2000 | 1999 | Combined annual % change |
|---|---|---|---|---|---|---|
| Net interest | 1,035 | 1.023 | 938 | 810 | 491 | +20.5% |
| Dividends and other income from equity investments | 7 | 3 | 4 | 1 | - 12 | n.s. |
| **Net interest income** | **1,042** | **1.026** | **942** | **811** | **479** | **+21.4%** |
| Net commission | 418 | 328 | 283 | 231 | 150 | +29.2% |
| Other | 159 | 314 | 316 | 233 | 157 | +0.3% |
| **Total revenues** | **1,619** | **1,668** | **1,541** | **1,275** | **786** | **+19.8%** |
| Operating expenses | - 904 | - 825 | - 754 | - 724 | - 542 | +13.6% |
| **Operating profit** | **715** | **843** | **787** | **551** | **244** | **+30.8%** |
| Provisions and writedowns | - 177 | - 395 | - 207 | - 232 | - 156 | +3.2% |
| **PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAX** | **538** | **448** | **580** | **319** | **88** | **+57.2%** |
| Extraordinary income (charge) – net | 33 | 40 | - 5 | 71 | - 3 | n.s. |
| Income tax for the year | - 144 | - 143 | - 164 | - 122 | - 48 | +31.6% |
| **Net profit for the year** | **427** | **345** | **410** | **267** | **37** | **+84.3%** |
| Minorities | - 120 | - 138 | - 183 | - 100 | - | n.s. |
| Profit before acquisition | - | 21 | - | - | - | n.s. |
| **GROUP PORTION OF NET PROFIT FOR THE YEAR** | **307** | **228** | **227** | **168** | **37** | **+69.7%** |

1. 2003 includes Bank Pekao, Zagrebacka Banka, KFS, Bulbank, Zivnostenska, Unibanka and UniCredit Romania. Figures for 2002 include Bank Pekao, Zagrebacka Banka, Bulbank, UniBanka and UniCredit Romania; 2000 and 2001 figures include Bank Pekao, Splitska Banka, Bulbank and UniBanka; 1999 figures only include Bank Pekao.

The Division's growth is also reflected in the performance of balance sheet aggregates: during the period concerned, in consideration of the high devaluation of the zloty during the current year, the average annual growth rate of total assets was 18%, while the average annual growth rates for loans and customer deposits were 16.7% and 17.6% respectively.

## *Balance sheet of the New Europe Division from 1999 to 2003 - At historic exchange rates and on an equivalent basis*[1]

(€ million)

| | 2003 | 2002 | 2001 | 2000 | 1999 | Combined annual % change |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| Due from customers | 11,848 | 10,947 | 10,349 | 8,888 | 6,391 | +16.7% |
| Due from banks | 5,490 | 4,894 | 4,299 | 4,071 | 1,015 | +52.5% |
| Securities and equity investments | 7,639 | 7,505 | 6,576 | 5,931 | 5,473 | +8.7% |
| Other | 2,299 | 1,952 | 3,103 | 1,985 | 1,398 | +13.2% |
| **Total assets** | **27,276** | **25,298** | **24,327** | **20,876** | **14,276** | **+17.6%** |
| **Liabilities and Shareholders' Equity** | | | | | | |
| Due to customers and securities in issue [2] | 20,588 | 19,642 | 17,729 | 15,273 | 10,750 | +17.6% |
| Due to banks | 2,709 | 1,962 | 1,897 | 2,011 | 1,457 | +16.8% |
| Other liabilities | 1,075 | 1,030 | 2,368 | 1,750 | 1,157 | -1.8% |
| Minorities | - | 14 | 5 | - | - | |
| Shareholders' Equity | 2,904 | 2,650 | 2,328 | 1,842 | 913 | +33.5% |
| **Total liabilities and shareholders' equity** | **27,276** | **25,298** | **24,327** | **20,876** | **14,276** | **+17.6%** |

1. 2003 includes Bank Pekao, Zagrebacka Banka, KFS, Bulbank, Zivnostenska, Unibanka and UniCredit Romania. Figures for 2002 include Bank Pekao, Zagrebacka Banka, Bulbank, UniBanka and UniCredit Romania; 2000 and 2001 figures include Bank Pekao, Splitska Banka, Bulbank and UniBanka; 1999 figures only include Bank Pekao.
2. Includes subordinated debt.

Employment trends in the Division's banks were noteworthy: despite steady growth in operating and balance sheet figures and the number of branches (1,281 as at December 2003), the number of employees rose by about 1,500 following the inclusion of KFS in the scope of consolidation for last year. As a reflection of the Group's strong focus not only on growth, but also on achieving levels of excellence in the area of operating efficiency, the cost/income ratio dropped from 69% in 1999 to 55.8% in 2003.

## *Other Divisional indicators from 1999 to 2003 - At historic exchange rates and on an equivalent basis*[1]

| | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| **STAFF AND BRANCHES** | | | | | |
| Number of employees | 28,080 | 26,531 | 23,234 | 25,620 | 26,402 |
| Number of branches | 1,281 | 1,184 | 1,040 | 1,040 | 720 |
| **PROFITABILITY RATIOS** | | | | | |
| Cost/income ratio | 55.8% | 49.5% | 48.9% | 56.8% | 69.0% |
| ROE | 17.2% | 14.9% | 21.3% | 17.0% | 4.2% |

1. 2003 includes Bank Pekao, Zagrebacka Banka, KFS, Bulbank, Zivnostenska, Unibanka and UniCredit Romania. Figures for 2002 include Bank Pekao, Zagrebacka Banka, Bulbank, UniBanka and UniCredit Romania; 2000 and 2001 figures include Bank Pekao, Splitska Banka, Bulbank and UniBanka; 1999 figures only include Bank Pekao.

## Strategic direction and principal projects

*The gradual alignment of domestic interest rates with those in the euro area due to the gradual decline in country risk perceived by investors in Poland and the drop in inflation, led Bank Pekao to the important strategic decision of increasing its role in the distribution of asset management products to customers. This made it possible to offset the decline in interest revenues with the sharp rise in commission revenues. The transition to commission revenues will, among other things, make it possible to achieve more stable revenue growth in the future.*

*The year also saw the completion of significant projects that made possible a tangible reduction in credit risk and a further improvement in the bank's efficiency and security. The sharp reduction in the bank's risk-related costs occurred through vigilant asset management, the introduction of significant tools to support sales force operations and a specific credit risk reduction programme aimed at identifying and managing the riskiest loan positions. In addition, an electronic credit facility procedure was introduced for the assessment of credit risk for micro and small businesses with a corresponding tool for larger companies. This tool was in the final testing phase at the end of 2003 prior to its final introduction at the beginning of 2004. These tools are in addition to corresponding tools already introduced at the beginning of the year for individual customers.*

*Other projects with a major impact included the continuation of work to implement the new IT system. As at 31 December the new system had been installed in 315 branches. In addition, further progress was made in centralising several back office functions.*

*The implementation process was then completed for an integrated system for managing direct costs and payments. This important result will make it possible to monitor non-payroll costs and capital expenditures more closely, allowing for better management of centralised logistical processes and providing further significant gains in terms of efficiency.*

*Significant progress was also made in the gradual introduction of the multi-channel bank's services: during the last quarter, a high and growing number of micro and small businesses were given the opportunity to use the services of Pekao24 and obtain information on their bank accounts and other services offered by using modern, multimedia tools. It should be noted that Pekao24 is an integral part of the service already offered in Bank Pekao account packages for individual customers at branches where the new information system has already been introduced. Starting in 2004, the system will augment the degree of interaction allowing for the active management of many other services thereby further improving service provided to customers.*

## Operating profit

*Bank Pekao ended 2003 with net profit growth of 17.9% at constant exchange rates reaching €196 million. This growth was even more significant considering that the reduction in interest rates at industry level continued throughout 2003 with a negative effect on net interest income which dropped by 18.7%.*

*Careful selection criteria on the loan side, together with a credit risk reduction programme made it possible to substantially reduce provisions resulting in a clear improvement in the bank's risk-associated costs.*

*In addition, the sales network's massive, ongoing commitment resulted in net commission growth of 30.5% at the bank over 2002 levels. The main driving forces behind this impressive commission performance were sales of medium-term loans and mortgages and mutual funds.*

*Other net income declined from 2002 levels due primarily to extraordinary items during the previous year in addition to the market valuation of several portfolio securities, which were penalised towards the end of the year by unfavourable market movements. Operating expenses were up by 5.3% due to amortisation and depreciation tied to the new IT system, while tight controls over non-payroll costs resulted in a drop in that figure from the previous year.*

*Loan volume fell partly due to the disposal of the New York branch and the risk reduction programme noted above, which was implemented during the year. The decision to favour asset management products resulted in a 5.2% drop in deposits, while the market share of household savings remained stable for the year.*

*Primary staff figures show a further decline of 1,142 employees with a resulting drop in fixed payroll costs. A close assessment of branch potential will result in a number of branches being rationalised.*

(€ million)

| PROFIT AND LOSS ACCOUNT (constant exchange rates) | Full year 2003 | 2002 | % change |
|---|---|---|---|
| **Net interest income** | **511.2** | **628.5** | **- 18.7%** |
| Net commission | 234.3 | 179.5 | + 30.5% |
| Other net revenues | 109.3 | 211.6 | - 48.3% |
| **Total revenues** | **854.8** | **1,019.6** | **- 16.2%** |
| Operating expenses | - 490.7 | - 465.8 | + 5.3% |
| **Operating profit** | **364.1** | **553.8** | **- 34.3%** |
| Provisions and net writedowns | - 106.9 | - 326.8 | - 67.3% |
| Profit before extraord. items and income tax | **257.2** | **227.0** | **+ 13.3%** |
| Extraordinary income (charge) - net | 14.0 | 30.4 | - 53.9% |
| Income tax | - 75.2 | - 91.1 | - 17.5% |
| **Net profit for the year** | **196.0** | **166.3** | **+ 17.9%** |

(€ million)

| BALANCE SHEET (constant exchange rates) | Amounts as at 2003 | 2002 | % change |
|---|---|---|---|
| **ASSETS** | | | |
| Due from customers | 5,192 | 5,941 | - 12.6% |
| Due from banks | 1,604 | 1,947 | - 17.6% |
| Securities and equity investments | 4,899 | 4,190 | + 16.9% |
| Other | 1,220 | 1,391 | - 12.3% |
| **Total assets** | **12,915** | **13,469** | **- 4.1%** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| Due to customers and securities in issue | 10,071 | 10,627 | - 5.2% |
| Due to banks | 804 | 762 | + 5.5% |
| Other liabilities | 534 | 599 | - 10.9% |
| Shareholders' Equity | 1,506 | 1,481 | + 1.7% |
| **Total liabilities and shareholders' equity** | **12,915** | **13,469** | **- 4.1%** |

| | Figures as at Dec 2003 | Dec 2002 |
|---|---|---|
| **STAFF AND BRANCHES** | | |
| Number of employees | 16,641 | 17,783 |
| Number of branches | 801 | 832 |
| **PROFITABILITY RATIOS** | | |
| Cost/income ratio | 57.4% | 45.7% |
| ROE | 15.0% | 12.6% |

## Zagrebacka Banka (Held as to 81.91%)

### Strategic direction and principal projects

*In 2003 the Zagrebacka Banka Group maintained its leading position in Croatia (with a market share of over 30% in terms of customer deposits) and in Bosnia and Herzegovina (with a market share of about 20% in terms of customer deposits).*

*Zagrebacka Banka, which is considered one of the best banks in New Europe, continued its strategy aimed at the continual improvement of services and products offered to customers. During the year the bank's sales structure was divisionalised by creating dedicated segments for retail customers (mass market, affluent individuals, private banking and small businesses) and corporate customers (medium and large-sized companies). This structure will provide a dedicated service model for each segment by leveraging its widespread distribution system and an extensive, advanced range of products as well as a broad customer base. Secondly, it will provide growth strategies differentiated by individual segments by strengthening the sales commitment in the most profitable retail sectors (affluent individuals, small businesses and private banking) and corporate sectors through an increase in volume and expansion of the customer base with the goal of increasing revenues per customer in the retail mass market segment.*

*After its start-up in 2002, the Partnership Programme, which is a tool for the joint management of key strategic projects with UniCredit, showed continued success. Its goal is to support the bank's development and its integration within the Group. In 2003 some of the most significant projects managed by Zagrebacka Banka's Partnership Programme were the divisionalisation of the distribution system mentioned earlier, product innovation in the retail area (the launch of current account packages) and the corporate area (cash management and leasing products), the restructuring of processes and credit procedures in order to minimise risks, the further improvement of other risk management systems, and the rationalisation of banking operations in Croatia with the integration of Cassa di Risparmio di Trieste Zagreb. In this sense, significant organisational changes are also anticipated in 2004 in order to streamline the Zagrebacka Group's equity investment structure. These changes include the integration of Varazdinska Banka by further strengthening its position in Croatia and the merger of two banks owned in Bosnia and Herzegovina (Zagrebacka Banka BH and Universal Banka Sarajevo) thereby creating the country's leading bank.*



### Operating profit

*The Zagrebacka Banka Group ended 2003 with net profit of €114 million (up by 14% over the previous period) corresponding to an ROE of 21.4%. This performance was definitely impressive in light of the gradual reduction in loan and deposit income due to the growing level of competition in the banking sector and the gradual reduction in market rates.*

*Total revenues of €365 million were up by 9% over 2002. This gain was driven primarily by the 26% increase in net interest income, but negatively affected by other operating income (€19 million), which was down by 56% from the previous year due to the negative results of the valuation of the securities portfolio at market prices.*

*Operating expenses of €201 million were down by 2.7% as a result of tight cost controls and the* effective cost containment measures taken, thereby reducing the cost/income ratio to 55.1% (down by about 7 percentage points from the previous period). Taking into account provisions and writedowns, which, despite the reduction in credit risk associated with the country's development, rose sharply from the previous year due to the exceptionally low level achieved in 2002 resulting from loan recoveries, profit before extraordinary items and income tax was €137 million, which was 14.5% higher than the previous period.

With regard to the balance sheet, as a result of the country's good economic performance and the bank's close management of the loan area, loans to customers went up by 23%. With a 6% increase in customer deposits, there was an increase in the ratio of loans to customer deposits from 59% in the previous year to 68%.

(€ million)

| PROFIT AND LOSS ACCOUNT (constant exchange rates) | Full year 2003 | 2002 | % change |
|---|---|---|---|
| **Net interest income** | **257.1** | **204.2** | **+25.9%** |
| Net commission | 88.9 | 87.2 | +1.9% |
| Other net revenues | 18.7 | 42.8 | - 56.3% |
| **Total revenues** | **364.7** | **334.2** | **+ 9.1%** |
| Operating expenses | -201.1 | -206.7 | - 2.7% |
| **Operating profit** | **163.6** | **127.5** | **+ 28.3%** |
| Provisions and net writedowns | -26.5 | -7.8 | + 239.7% |
| **Profit before extraord. items and income tax** | **137.1** | **119.7** | **+ 14.5%** |
| Extraordinary income (charge) - net | 0.6 | 2.7 | - 77.8% |
| Income tax | -23.9 | -22.5 | + 6.2% |
| **Net profit for the year** | **113.8** | **99.9** | **+ 13.9%** |

(€ million)

| BALANCE SHEET (constant exchange rates) | Amounts as at 2003 | 2002 | % change |
|---|---|---|---|
| **ASSETS** | | | |
| Due from customers | 3,865 | 3,151 | + 22.7% |
| Due from banks | 1,996 | 1,715 | + 16.4% |
| Securities and equity investments | 1,162 | 1,640 | - 29.1% |
| Other | 604 | 498 | + 21.3% |
| **Total assets** | **7,627** | **7,004** | **+ 8.9%** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| Due to customers and securities in issue | 5,661 | 5,366 | + 5.5% |
| Due to banks | 1,115 | 865 | + 28.9% |
| Other liabilities | 205 | 204 | + 0.5% |
| Shareholders' Equity | 646 | 569 | + 13.5% |
| **Total liabilities and shareholders' equity** | **7,627** | **7,004** | **+ 8.9%** |

| | Figures as at Dec 2003 | Dec 2002 |
|---|---|---|
| **STAFF AND BRANCHES** | | |
| Number of employees | 5,058 | 5,374 |
| Number of branches | 193 | 180 |
| **PROFITABILITY RATIOS** | | |
| Cost/income ratio | 55.1% | 61.8% |
| ROE | 21.4% | 21.3% |

## Koç Financial Services

**(Held as to 50.00%)**

### Strategic direction and principal projects

*In 2002 in conjunction with the Koç Group (the leading Turkish industrial group operating through more than 100 companies in various sectors including consumer goods, financial services, energy, automotive, etc.), UniCredit established an equal partnership in Koç Financial Services (KFS). Koç Financial Services is the company that combines the Koç Group's financial services operations including Koç Yatirim, the leading company in the real estate market; Koç Asset Management, the leading mutual fund management company in the management of mutual funds; Koçlease, the largest leasing company in Turkey; and Koç Factoring.*

*KFS's current strategy calls for an expansion of its presence in Turkey through systematic growth, a strong focus on core business, an increase in the customer base, higher commissions as a revenue source, the shift of volume towards products with high profit margins and improved operating efficiency.*

*The main projects launched in 2003 focused on the sales area and improving operating efficiency. In the sales area, several projects were launched with the goal of introducing new products to the Turkish market (such as package accounts, savings plan and Pioneer funds), improving the service model (introduction of managers for the affluent customer segment) and acquiring new customers (in coordination with the Koç Group). In the area of operating efficiency, a similar number of projects was launched, and especially in the Credit area (introduction of a new process and tool for credit assessment and monitoring), the Human Resources area (training programmes) and in the Planning and Control, Operating Risks, Market Risks, Audit, Cost and Operations areas.*

### Operating profit

*The KFS Group ended 2003 with a net profit of €116.8 million corresponding to an ROE of 28.7%. This performance is particularly significant considering the gradual reduction in reference interest rates resulting from the inflation stabilisation process in the Turkish market.*

*Total revenues (€416.6 million) were up by 46% over 2002. This increase was driven primarily by commission revenue growth of 79% (commissions totalled €94.8 million and represented 23% of total revenues).*

*Operating expenses (€188 million) rose by 1.2% due largely to the rationalisation of administrative expenses. The cost/income ratio was 45.1% (down sharply from the previous period).*

*Taking into account provisions and writedowns, which were up over 2002 levels due to a conservative credit* *policy, profit before extraordinary items and income tax in 2003 was €150.4 million, representing a sharp increase of 430% over the previous period.*

*Finally, the KFS Group was consolidated on a proportional basis, and thus its results were divided evenly between those for the Division and those for the UniCredit Group.*

(€ million)

| PROFIT AND LOSS ACCOUNT (constant exchange rates) | Full year 2003 | 2002 | % change |
|---|---|---|---|
| **Net interest income** | **323.8** | **264.8** | **+ 22.3%** |
| Net commission | 94.8 | 52.8 | + 79.5% |
| Other net revenues | - 2.0 | - 31.8 | - 93.7% |
| **Total revenues** | **416.6** | **285.8** | **+ 45.8%** |
| Operating expenses | - 188.0 | - 190.2 | - 1.2% |
| **Operating profit** | **228.6** | **95.6** | **+ 139.1%** |
| Provisions and net writedowns | - 78.2 | - 67.2 | + 16.4% |
| **Profit before extraord. items and income tax** | **150.4** | **28.4** | **+ 429.6%** |
| Extraordinary income (charge) - net | 19.2 | 6.6 | + 190.9% |
| Income taxes | - 52.8 | - 31.0 | + 70.3% |
| **Net profit for the year** | **116.8** | **4.0** | **n.s.** |

(€ million)

| BALANCE SHEET (constant exchange rates) | Amounts as at 2003 | 2002 | % change |
|---|---|---|---|
| **ASSETS** | | | |
| Due from customers | 2,056 | 1,830 | + 12.3% |
| Due from banks | 1,358 | 1,410 | - 3.7% |
| Securities and equity investments | 1,466 | 1,002 | + 46.3% |
| Other | 346 | 370 | - 6.5% |
| **Total assets** | **5,226** | **4,612** | **+ 13.3%** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| Due to customers and securities in issue | 3,430 | 3,040 | + 12.8% |
| Due to banks | 892 | 862 | + 3.5% |
| Other liabilities | 380 | 338 | + 12.4% |
| Shareholders' Equity | 524 | 372 | + 40.9% |
| **Total liabilities and shareholders' equity** | **5,226** | **4,612** | **+ 13.3%** |

| | Figures as at Dec 2003 | Dec 2002 |
|---|---|---|
| **STAFF AND BRANCHES** (number) | | |
| Number of employees | 3,578 | 3,568 |
| Number of branches | 148 | 134 |
| **PROFITABILITY RATIOS** | | |
| Cost/income ratio | 45.1% | 66.6% |
| ROE | 28.7% | 1.1% |

Bulbank (Held as to 85.20%)

## Strategic direction and principal projects

*In 2003 Bulbank strove to strengthen its leading position in the Bulgarian market in terms of efficiency, profitability and capital strength by initiating an aggressive campaign to acquire new customers.*

*The bank, which has a broad range of products and services, further enhanced its product line by increasing synergies with product companies for that purpose.*

*In 2003 the project to implement information system services was completed. By centralising information, this project will allow for more effective sales and greater operating efficiency.*

*The restructuring of the credit process also allowed for further improvements in risk management.*



## Operating profit

*Bulbank continues to grow, and ended 2003 with a net profit of €47.2 million, which was up by 18.9% over the previous period.*

*Total revenues of €87 million were up by 8.5% over the previous year despite the persistent reduction in spread on deposits denominated in US dollars, and the sharp devaluation of the American currency. Net interest income (up by 7.3%) and net commission revenues (up by 6.1%) increased due primarily to the significant growth in loans (up by 69.7%) and the launch and development of deposit products with high commissions.*

*Operating expenses of €34 million were up by 5.3% over 2002 due largely to the implementation of a new information system. However, staff levels dropped to 2,026 in December 2003 while the number of branches remained constant at 91.*

*Thus, Bulbank confirmed its leading position in terms of efficiency and further improved the cost/income ratio to 39.1% (from 40.3% in 2002).*

*The Bank's asset quality remained high with a ratio of doubtful loans and net non-performing loans to total loans of 1.2% (with coverage of about 69%).*

*In light of the above, and despite the bank's high capitalisation level, ROE in 2003 was 20.3% compared to 17.8% in 2002.*

(€ million)

| PROFIT AND LOSS ACCOUNT (constant exchange rates) | Full year 2003 | 2002 | % change |
|---|---|---|---|
| **Net interest income** | **50.1** | **46.7** | **+ 7.3%** |
| Net commission | 20.8 | 19.6 | + 6.1% |
| Other net revenues | 16.1 | 13.9 | + 15.8% |
| **Total revenues** | **87.0** | **80.2** | **+ 8.5%** |
| Operating expenses | - 34.0 | - 32.3 | + 5.3% |
| Operating profit | 53.0 | 47.9 | + 10.6% |
| Provisions and net writedowns | 6.0 | 3.4 | + 76.5% |
| **Profit before extraord. items and income tax** | **59.0** | **51.3** | **+ 15.0%** |
| Extraordinary income (charge) - net | 3.1 | 1.2 | + 158.3% |
| Income taxes | - 14.9 | - 12.8 | + 16.4% |
| **Net profit for the year** | **47.2** | **39.7** | **+ 18.9%** |

(€ million)

| BALANCE SHEET (constant exchange rates) | Amounts as at 2003 | 2002 | % change |
|---|---|---|---|
| **ASSETS** | | | |
| Due from customers | 443 | 261 | + 69.7% |
| Due from banks | 399 | 643 | - 37.9% |
| Securities and equity investments | 473 | 391 | + 21.0% |
| Other | 129 | 111 | + 16.2% |
| **Total assets** | **1,444** | **1,406** | **+ 2.7%** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| Due to customers and securities in issue | 1,113 | 1,039 | + 7.1% |
| Due to banks | 5 | 19 | - 73.7% |
| Other liabilities | 46 | 85 | - 45.9% |
| Shareholders' Equity | 280 | 263 | + 6.5% |
| **Total liabilities and shareholders' equity** | **1,444** | **1,406** | **+ 2.7%** |

| | Figures as at Dec 2003 | Dec 2002 |
|---|---|---|
| **STAFF AND BRANCHES** | | |
| Number of employees | 2,026 | 2,060 |
| Number of branches | 91 | 91 |
| **PROFITABILITY RATIOS** | | |
| Cost/income ratio | 39.1% | 40.3% |
| ROE | 20.3% | 17.8% |

## UniBanka (Held as to 77.11%)

### Strategic direction and principal projects

*In 2003 UniBanka continued its revival in the Slovakian banking market by launching new products and services for both corporate and retail customers. In particular, highly successful asset management products were introduced, leaving the bank in a stable fourth place in terms of net sales, together with new trade finance services for corporate customers. In addition, there were ongoing efforts to acquire new customers (due to projects aimed at the most attractive market segments such as private banking, affluent individuals, small businesses and medium-sized corporate clients) making it possible to increase market share to 5.5% for loans and 3.8% for deposits.*

### Operating profit

*Net profit was up by 28% over the previous year to €6.8 million due in part to the increase in loan quality and tax recoveries making it possible to increase ROE to 10.1% compared to 8.7% for the previous year.*

*Total revenues were down by 3% from 2002 to €39.9 million due primarily to the deterioration of net interest income resulting from the spread effect, and only partially tempered by the impressive performance of net commissions (up by 108%) confirming the bank's excellent business performance. The 4% increase in expenses was primarily linked to the growth strategy and investments in IT. However, this was below the inflation rate confirming excellent cost control.*

*Total assets were up by 10% over the previous year to €940 million. In particular, deposits rose sharply (17%), while loans were up by 7%.*

*In 2003 the process of writing off non-performing loans continued. This led to an improvement in loan quality with a reduction of 4.9 percentage points in the ratio of gross non-performing loans to gross loans from December 2002.*

(€ million)

| PROFIT AND LOSS ACCOUNT (constant exchange rates) | Full year 2003 | 2002 | % change |
|---|---|---|---|
| **Net interest income** | **26.9** | **30.3** | **- 11.2%** |
| Net commission | 8.1 | 3.9 | + 107.7% |
| Other net revenues | 4.9 | 6.9 | - 29.0% |
| **Total revenues** | **39.9** | **41.1** | **- 2.9%** |
| Operating expenses | - 29.3 | - 28.2 | + 3.9% |
| Operationg profit | 10.6 | 12.9 | - 17.8% |
| Provisions and net writedowns | - 6.9 | - 7.9 | - 12.7% |
| **Profit before extraord. items and income tax** | **3.7** | **5.0** | **- 26.0%** |
| Extraordinary income (charge) - net | 0.5 | 0.3 | + 66.7% |
| Income taxes | 2.6 | .. | .. |
| **Net profit for the year** | **6.8** | **5.3** | **+ 28.3%** |

(€ million)

| BALANCE SHEET (constant exchange rates) | Amounts as at 2003 | 2002 | % change |
|---|---|---|---|
| ASSETS | | | |
| Due from customers | 475 | 444 | + 7.0% |
| Due from banks | 181 | 193 | - 6.2% |
| Securities and equity investments | 221 | 161 | + 37.3% |
| Other | 63 | 56 | + 12.5% |
| **Total assets** | **940** | **854** | **+ 10.1%** |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | |
| Due to customers and securities in issue | 722 | 617 | + 17.0% |
| Due to banks | 111 | 135 | - 17.8% |
| Other liabilities | 33 | 36 | - 8.3% |
| Shareholders' Equity | 74 | 66 | + 12.1% |
| **Total liabilities and shareholders' equity** | **940** | **854** | **+ 10.1%** |

| | Figures as at Dec 2003 | Dec 2002 |
|---|---|---|
| STAFF AND BRANCHES | | |
| Number of employees | 1,057 | 1,008 |
| Number of branches | 68 | 66 |
| PROFITABILITY RATIOS | | |
| Cost/income ratio | 73.4% | 68.6% |
| ROE | 10.1% | 8.7% |

## Zivnostenska Banka (Held as to 97.70%)

### Strategic direction and principal projects

*Zivnostenska Banka, which was acquired in 2003, was successfully integrated into the UniCredit Group, and established a foundation for the commercial revival of the branch network. The range of products offered to retail customers was broadened with the inclusion of account packages, which were differentiated on the basis of differing requirements, and new funds. In addition, an internal restructuring process was launched in order to increase the efficiency and quality of customer services. As in all New Europe banks, a New Europe Desk was established. This desk is dedicated to the specific needs of Italian companies operating in the country and, in addition to banking services, it also provides support for marketing and investment activities.*



### Operating profit

*Net profit for the period was €8 million, which was up by 170% over 2002. This excellent performance was due to the increase in total revenues, unchanged operating expenses and lower provisions and net writedowns due to a tight credit policy. ROE was 9.7% compared to 3.6% in 2002.*

*Total revenues were up by 10.6% over 2002 to €45 million. The increase in net commission (up by 10%) and dividends offset the decline in net interest income due to the spread effect. Operating expenses and staff levels remained unchanged from 2002 at €35 million and 803 respectively. This excellent result was achieved through careful management and controls and despite the ongoing investments for the commercial revival of the branch network and internal restructuring. As a result, the cost/income ratio (78.8%) improved by 8 percentage points.*

*At the end of 2003, the market share for both deposits (2.2%) and loans (2.3%) remained largely unchanged from December 2002.*

(€ million)

| PROFIT AND LOSS ACCOUNT (constant exchange rates) | Full year 2003 | Full year 2002 | % change |
|---|---|---|---|
| **Net interest income** | **28.6** | **29.6** | **- 3.4%** |
| Net commission | 8.9 | 8.1 | + 9.9% |
| Other net revenues | 7.4 | 2.9 | + 155.2% |
| **Total revenues** | **44.9** | **40.6** | **+ 10.6%** |
| Operating expenses | - 35.4 | - 35.2 | + 0.6% |
| Operationg profit | 9.5 | 5.4 | + 75.9% |
| Provisions and net writedowns | - 2.2 | - 5.5 | - 60.0% |
| **Profit before extraord. items and income tax** | **7.3** | **-0.1** | **n.s.** |
| Extraordinary income (charge) - net | 5.3 | 3.2 | + 65.6% |
| Income taxes | - 4.5 | - 0.1 | n.s. |
| **Net profit for the year** | **8.1** | **3.0** | **+ 170.0%** |

(€ million)

| BALANCE SHEET (constant exchange rates) | Amounts as at 2003 | Amounts as at 2002 | % change |
|---|---|---|---|
| **ASSETS** | | | |
| Due from customers | 688 | 682 | + 0.9% |
| Due from banks | 578 | 659 | - 12.3% |
| Securities and equity investments | 149 | 198 | - 24.7% |
| Other | 77 | 78 | - 1.3% |
| **Total assets** | **1,492** | **1,617** | **- 7.7%** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| Due to customers and securities in issue | 1,207 | 1,236 | - 2.3% |
| Due to banks | 146 | 244 | - 40.2% |
| Other liabilities | 47 | 51 | - 7.8% |
| Shareholders' Equity | 92 | 86 | + 7.0% |
| **Total liabilities and shareholders' equity** | **1,492** | **1,617** | **- 7.7%** |

| | Figures as at Dec 2003 | Figures as at Dec 2002 |
|---|---|---|
| **STAFF AND BRANCHES** | | |
| Number of employees | 803 | 800 |
| Number of branches | 26 | 28 |
| **PROFITABILITY RATIOS** | | |
| Cost/income ratio | 78.8% | 86.7% |
| ROE | 9.7% | 3.6% |

## UniCredit Romania (Held as to 99.88%)

*In 2003, UniCredit Romania (formerly Demirbank Romania) implemented its ambitious growth programme for the regional branch network making it possible to double the number of branches (from 15 to 28, which is set to grow to 32 at the beginning of 2004) and to provide adequate coverage for the most economically attractive areas of the country.*
*The growth in the branch network and the launch of new products for retail customers (with a special focus on the Affluent, Private and Small Business segments) made it possible to increase market share to the current level of 1.5%.*

*A major contributing factor was the development of relationships with Italian companies operating in the country, representing a significant portion of the bank's business. As in the Division's other banks, the New Europe Desk is dedicated to these companies.*

*In addition to banking services, this desk offers support for business and investment activities.*

*Despite the major investments that resulted in a natural increase in costs, UniCredit Romania was still able to increase net profit by 12.5% (at constant exchange rates) to €2.7 million, while ROE dropped due to the capital increase in 2003, but was still 10.7%.*

*Total revenues rose by 70% to €17.1 million, while expenses increased to €12.2 million as a result of costs tied to the growth programme.*

*Total assets were up by 91% to €174 million, approximately 63% of which consisted of loans to customers. Customer deposits totalled approximately €99 million, and shareholders' equity was about €28 million. As at 31 December 2002 the bank had about 570 employees.*

# Human Resources

## Changes in Personnel

As at 31 December 2003, total staff in the fully consolidated banks and companies of the UniCredito Italiano Group numbered 69,062, including 50% of the Koç Finansal Hizmetler Group (Turkey) which is consolidated using the proportional method. This represents a drop of 77 employees from 31 December 2002, on a restated basis when staff belonging to the ING Group and the Italian business of Abbey National Plc, as well as several small companies (Locat Leasing Croatia, Demir Securities Romania, ZB Trust, ZB Asset Management, UniCredit Leasing Romania, Xelion Doradcy Finansowi) excluded from the restated figure are not considered, the actual reduction is 763 employees.

| DIVISIONS | 31.12.2003 | | 31.12.2002 restated | | Absolute change |
|---|---|---|---|---|---|
| | Number | % of total | Number | % of total | |
| Retail Division | 25,877 | 37.5 | 26,208 | 37.9 | - 331 |
| Corporate Banking Division | 6,148 | 8.9 | 5,856 | 8.4 | + 292 |
| Private Banking & Asset Management Division | 3,205 | 4.7 | 2,973 | 4.3 | + 232 |
| New Europe Division | 28,080 | 40.7 | 29,154 | 42.2 | - 1,074 |
| Parent company and other companies | 5,752 | 8.2 | 4,948 | 7.2 | + 804 |
| **Total Group employees** | **69,062** | **100.0** | **69,139** | **100.0** | **- 77** |



**GROUP STAFF NUMBERS**



30,000
25,000
20,000
15,000
10,000
5,000
0
26,208
25,877
5,856
6,148
2,973
3,205
29,154
28,080
4,948
5,752
Retail Division
Corporate Banking Division
Private Banking & Asset Management Division
New Europe Division
Parent Co. and other companies
2002 restated
2003


More specifically, the reduction in the labour force in the Retail Division (down by 331 employees) was largely the combined result of:

• Decreases at UniCredit Banca following the transfer of auditing activities to the newly formed UniCredit Audit

(220 employees), and as a result of measures taken after 31 December 2002 to rationalise staff during the final phase of the S3 project. These measures resulted in a more efficient placement of employees at UniCredit Banca d'Impresa, U.P.A. and the Parent Company and led to several staff cuts (about 500 employees) at UniCredit Banca, which were related to further efforts to improve efficiency with the use of a larger percentage of employees in commercial processes (about 400 new jobs dedicated to small business, market development and the affluent channel) and with the continuation of separation bonuses given to older staff entitled to a pension.

- the creation of about 380 new sales-related jobs to benefit initiatives at Clarima Banca and UniCredit Banca per la Casa, which, with the acquisition of Abbey National Bank Italia led to the creation of the largest bank in the Italian market specialising in residential mortgages.

In the Corporate Banking Division, there was an overall increase of 292 employees, largely due to the additional staff (mainly through the further transfer of staff from UniCredit Banca) deemed indispensable for the proper and efficient operation of UniCredit Banca d'Impresa.

The increase of 232 employees in the Private Banking & Asset Management Division was due to the fine-tuning, after 31 December 2002, of the UniCredit Private Banking sales force (which introduced over 85 new major account manager positions in the branch network), the expansion of UniCredit Xelion Banca and the increase in asset management operations.

The decrease of 1,074 employees from 31 December 2002 in the New Europe Division on a restated basis was largely due to:

- reductions (of about 1,450 employees) resulting primarily from staff separations at the Pekao Group (following further organisational measures implemented through the application of new structural and management models and the closure of several inefficient branches) and from the rationalisation of staff at the Zagrebacka Group;
- an increase (about 250 employees) at UniCredit Romania which expanded its network from 15 to 32 branches during the year.

It should be added that the staff rationalisation measures also allowed for the creation of about 350 new jobs for sales staff (an increase over restated data at the end of 2002) at Bulbank, UniBanka, Zagrebacka and Zivnostenska Banka.

Staff at remaining Group companies rose by 804 employees as a result of the establishment of the new ancillary companies UniCredit Audit and UniCredit Real Estate (however, for the latter, employees were mainly transferred from the Parent Company), the inclusion of the former ING companies in the scope of full consolidation, and increased staff at the Parent Company and the ancillary company UniCredit Produzioni Accentrate. New staff at the Parent Company was needed to reinforce governance, business and coordination/strategic positions and the units in charge of the development and coordination of initiatives in Eastern Europe. Staff was added at UniCredit Produzioni Accentrate to implement the service expansion programme.

It should also be noted that the increases at the Parent Company and U.PA. should largely be seen in relation to the reduction of staff at UniCredit Banca.

## Group Employees

Innovative and more flexible hiring methods were used again in 2003. In fact, at Group banks and companies other than those in New Europe, 40% of those hired were under short-term contracts and 11% under job-training schemes.

In 2003, 188 fixed-term positions and 371 job-training contracts were converted to regular contracts.

To deal with exceptional situations, requests for about 750 temporary employees were made. As at 31 December 2003 there were over 500 contracts of this type (40% at the ancillary company UniCredit Produzioni Accentrate, and the remainder distributed among other Group companies including the Pioneer Group's foreign offices).



It should be added that in 2003, on expiry of the relevant supply contracts, 112 temporary employees were taken on permanently.

Some 27.3% of staff at the Group's banks and companies other than those in New Europe had less than ten years service. With regard to the Group banks located in Eastern Europe, the average percentage of this bracket rose to over 41% due primarily to employees coming from several banks including Unibanka, Zivnostenska Banka, UniCredit Romania and Koç Finansal Hizmetler.

With regard to age, the "intermediate" bracket of employees aged between 31 and 50 years continues to be the largest (over 70%), while the percentage of younger employees (up to 30) rose to 13% despite the gradual increase in the average age of new recruits, who have increasingly received a higher education. The proportion of these young people at the Group's banks in Eastern Europe is even more significant (over 24%), which is in line with the lower average length of service at these banks.

The data concerning female employees confirm the Group's on-going focus on women and its objective of making the best use of their talents. They represent 39.8% of the work-force at the Group's banks and companies other than those in New Europe with a high concentration (over 56%) in the bracket of workers up to 30 years of age. The percentage of women in senior management positions rose to 24%.

At the Group's Eastern European banks, female employees were definitely in the majority (over 74%), with 57% working as senior managers.

Finally, with regard to qualifications, about 25% of personnel working at the Group's banks and companies other than those in New Europe held a university degree, over 75% in economics, banking or law. As for senior management alone, this percentage rose to 30%.

This situation is quite different at Group banks in Eastern Europe where over 46% hold a university degree, rising to 80% if only senior management staff is taken into consideration. However, degrees in subjects other than economics, banking and law amount to about 40% of the total.

## Training

In 2003 training played a key role in the Group in terms of the integration of various entities into banks specialised by market segment (Retail, Private and Corporate Divisions) with the creation of a training programme aimed at integrating management and standardising employees' technical and specialist skills for new professional positions and service models.

To support the Group's management (about 500 individuals), the Group's new Corporate University called the "Management & Banking Academy" was launched. It dedicated its first term to the topic of leadership in a structured training course, and to the organisation of single-topic seminars on current issues, such as new tax laws and Basle 2, to supplement business skills.



One of the Management & Banking Academy's initiatives was the "New Europe Master in Banking and Entrepreneurship". This is a post-graduate programme for young people from Eastern Europe aimed at improving awareness and understanding between banks and industrial companies sponsored by UniCredit and Fondazione Cassamarca.

With regard to the foreign banks, a credit training programme called "Reaching Credit Excellence – Learning Organisation" was launched. This programme will involve about 3,800 employees in courses differentiated by professional positions with a focus on processes and the introduction of new tools. There are also plans for another programme to develop selling skills called "Achieving Excellence in Salesforce Management" which will include targeted courses for certain professionals in both managerial and technical skills.

Overall, the Group's training activities encompassed 195,000 days (190,000 in 2002) including 111,000 days in domestic Group companies and 84,000 days in Group companies outside Italy.

## Management Development

In 2003 a Key Employee Management System was launched to make the best use of strategic "human capital" for the Group's medium and long-term success. Initial recognition of the Group's key positions/employees has been completed, and IT support has been planned and organised allowing for an integrated management approach consistent with that of the Group.

With regard to the development of a "nursery" for young people with high potential, in 2003 the third edition of the "Young Talents Project" development programme started. This programme was launched in 2000 and dedicated to the Group's talented young employees with the goal of supporting their accelerated professional development for future management positions. It is a significant investment for the individuals involved, their related companies and the Group's future. The Project has so far involved about 350 young employees.

In particular, in 2003 the second class of the "Young Talents Programme" was launched based on the guidelines of the Italian programme, but developed on an ad hoc basis for banks in New Europe. All seven of the Group's foreign banks were involved in this programme.

On the basis of the experience gathered until now, towards the end of the year the planning phase for the "Young Talents Programme 2004" was initiated. This training and development programme will involve, for the first time on a joint basis, young people with high potential from the Group's companies in Italy and abroad. This new procedure will make it possible to train managers who are capable of working with people with different experiences, skills, cultures and who have an international orientation.



## Group share allocation plan

In order to foster the Group's development in the medium term, a share allocation plan was again implemented in 2003 for all staff in the Parent Company and the domestic banks and companies owned by UniCredit (with a direct or indirect stake of 51%). Thus, throughout the year the following shares were allotted free of charge:

- UniCredito Italiano SpA shares to about 34,000 Group employees as a part of the restructuring of the Corporate Bonus, in order to provide tangible, widespread recognition of the significant commitment made to the Group's success and to strengthen the sense of belonging. This allocation takes full advantage of the tax and social security benefits provided under Italian law;
- UniCredito Italiano SpA shares to about 2,500 middle managers in order to reward the impressive results achieved.

Finally, the periods for exercising each of the existing UniCredit Stock Option plans were extended by 5 years in order to bring them in line with international best practices and make them more consistent with the achievement of the Group's strategic goals in the medium and long term.

## Industrial relations

Based on the traditional goal of establishing open and constructive dialogue, during the first half of 2003 efforts were mainly focused on entering into an agreement to rationalise existing professional/management positions at the six banks absorbed (Rolo Banca, Cariverona, Banca CRT, Cassamarca, CR Trieste and Caritro) and at those governed by the incorporating company's (i.e., Credito Italiano, renamed UniCredit Banca) Supplemental Corporate Contract. Overlapping duties and the different organisational structures in place at the former banks were taken into account, as well as the customer segmentation processes based on reference markets.

2003 also saw the finalisation of several procedures forming a part of the UniCredit Group's overall strategy of establishing itself in the market by supporting the three segment banks with strong, specialised operators in order to provide its customers (especially those of UniCredit Banca) with an increasingly innovative product line and broaden its distribution capabilities. The following goals were accomplished:

- the determination of procedures to spin-off specialised property companies and the audit company;
- the acquisition of the business of Abbey National Bank Italia and ING Italia which were absorbed into UBCasa and Xelion Banca/UniCredit Private Banking respectively.

Other important events included:

- the union agreement signed in June providing for the free allocation of shares to employees.
- An agreement reached on the Group's supplementary pension fund aimed at revising the institutional, statutory and regulatory sources of UniCredito Italiano's various existing corporate funds for their conversion to the new corporate structure that was created following the implementation of the S3 project;
- An agreement on supplementary healthcare for 2004, which serves as the first significant result of complex negotiations, which are still under way, aimed at establishing a Healthcare Fund for Group staff.

## Safety at work

With the new structure for prevention and protection services, a programme was developed and is being implemented to unify the processes of assessing and carrying out prevention and protection measures at the Group level. The purpose of this programme is to optimise expected results, and most importantly, to insure uniform protection for the end user, which, in a word, is the individual worker at each subsidiary company. Thus, the main mission (safeguarding health) will be strengthened in terms of content and application in the field following the synergistic work of prevention services.

One of the most significant goals achieved was on-line training in the area of health and safety which can be accessed through the UCI Learning portal and will be usable at the end of 2003. The completion of this project made it possible to standardise the training level of the Group's entire staff in real time.

# Capital Allocation and Risk Management

The UniCredito Italiano Group has made a priority of activities focusing on capital management and allocation (for both regulatory and operating capital) according to the risks assumed for the purposes of expanding the Group's operations in order to create value. These activities are currently in the various Group planning and monitoring phases and consist of:

- planning and budgeting processes:
- formulation of proposed propensity for risk and capitalisation goals;
- analysis of risks associated with value drivers and allocation of capital to business units;
- assignment of performance objectives adjusted for risk;
- analysis of the impact on the Group's value and the creation of value for shareholders;
- preparation and proposal of financial plan and dividend policy;
- monitoring processes
- analysis of performance achieved at the Group and Business Unit level and preparation of management data for internal and external use
- analysis and monitoring of limits;
- analysis and performance monitoring of the capital ratios of the Group and individual companies.



In this context, considerable importance is attributed to risk control and management activities performed by special Risk Management divisions, which are also responsible for studies aimed at developing internal assessment methods at the level of best international practices.

The process described is coordinated by the Parent Company, which supervises all risks assumed by individual Group entities. It assists them in establishing strategies for monitoring the risks in order to make sure that uniform methods for risk measurement are used. This means proposing and verifying the measurement methods used by Group companies and monitoring existing limits at the individual and consolidated level.

Within the Parent Company, Risk Management duties are assigned to:

- the Operational Risk Management (ORM) unit within Administration, which monitors operating risks;
- the Strategy and Credit Policy (SCP) unit within Credits, which monitors credit risk;
- the Capital Allocation & Risk Management (CARM) within Planning and Finance, which oversees market, exchange rate and liquidity risks and combines all risk categories in order to measure the Group's overall exposure for the purposes of managing operating and regulatory capital levels.

## The Basel 2 Project

The proposed regulations known as Basel 2 not only require compliance, but are seen as an opportunity to increase the value generated for the Group's shareholders. Thus, improving the capacity to manage risk at the level of individual companies and the Group is an essential strategic decision.

For this reason, UniCredit launched a project at the beginning of 2003 aimed at combining Risk Management activities, business opportunities and the regulatory aspects of Basel 2 (calculation of capital requirements using the Advanced IRB method for credit risk and AMA for operating risks).

The project is broken down into 5 sections (credit risk, operating risks, market risk, risk integration and commercial policies and strategies) coordinated by the Planning and Finance Department. Project sponsors and owners are taken from the Group's senior management, while Project Management is assigned to the Planning and Finance Department. However, all Parent Company structures are involved in the project with various duties and responsibilities.

The Credit Department is responsible for the Credit Risk Section of the Basle 2 project, which is coordinated by the Credit Strategies and Policies unit. UniCredit's goal is to achieve compliance on about 80% of the activities affected by credit risk by the time Basel 2 comes into effect (1/1/2007), and to subsequently achieve 100% coverage for significant assets by the end of the transition period (1/1/2010). In 2003, the focus was on defining and planning procedural, operational and regulatory action as well as measures concerning information systems, and on their implementation in UBI for corporate customers. In 2004 UBI will operate with Basel-compliant processes and the project will commence for UniCredit Banca and several specialised product companies that operate in the retail market.

Planning and Finance is responsible for the sections on Market Risk and Risk Integration, which are coordinated by the Capital Allocation and Risk Management unit. The goal of the Market Risk section is to extend the application of the internal model to all Group companies and to achieve recognition of the model by the Bank of Italy. This section will apply the market risk analysis to all owned properties, and will also apply the internal model, based on VaR methodology, to banking book entries. The Risk Integration section has the mission of developing the quantitative model for measuring overall risk including financial credit risks, operating risks and other types of risk.

The objective of the Operating Risk section is to develop a model for managing and measuring these risks, which is in line with the requirements set for advanced models (AMA) of the New Basle Capital Accord.

## Credit risk

The management of credit risk, defined as the likelihood that the credit standing of a counterparty will deteriorate, is carried out by Credits and is based on the principle of a clear separation between business responsibilities (covered by business areas) and functions that are strictly credit related. The Credit Department is in charge of updating methods developed and ensuring that they are properly implemented at all Group banks. This function has been facilitated by the creation of the three segment banks for relationships with corporate, retail and private customers.

Credit quality is monitored by managing the specific risk of the counterparty, as well as portfolio risk.

With regard to the specific risk component, i.e. that associated with individual borrowers, the focus of approaches and tools used to support loan operations during the loan approval phase and the performance management phase of the outstanding loan is to assign a succinct, standardised assessment in the form of a rating. To this end, once the customer has been assigned to the appropriate internal segment, the loan being approved is subject to a credit standing assessment with a high added value, which is differentiated by customer type.

To be specific, loans are made to corporate customers following a process of analysing operating, balance sheet and projected cash flow figures; this analysis is combined with qualitative information on the company and the market in which it operates (e.g. the assessment of management, competitive position, sector performance and environmental factors). This information is accessible in electronic format aimed at improving the credit assessment process. All this information is statistically summarised in an internal rating, which takes into account quantitative and qualitative assessment elements as well as performance information taken from management scores described below or from the government's Risk Information Centre for new customers. The Basel 2 project contains conditions that require a model for defining decision-making powers to be adopted during the year and made operational at UBI. This model must take into account the customer's probability of default as well as the volume and types of credit facilities.



Models reflecting the specific characteristics of the countries in which the international branches are situated, have been assessed for their Corporate customers. These take into account, in addition to the element of quantitative and qualitative analyses mentioned earlier, the risk of a country not allowing payments in foreign currency (transfer risk) and the support of the controlling group.

An automatic assessment process is carried out for companies classified as small businesses. This uses a special algorithm, a scoring grid broken down by type of legal entity and type of accounting assigns a rating for the approval of the credit facility.

Regular relationship monitoring was implemented through the introduction of a process called "Performance Management". This monitors on a monthly basis those relationships classified as "Businesses" and "Small Businesses". Management scoring algorithms, which are differentiated by customer segment, predict and analyse a number of figures selected by the Bank in order to identify, with sufficient lead-time, those relationships that demonstrate symptoms of risk deterioration. Each risk profile identified is associated with precise rules and operating performance standards, which the network must adhere to, and which are monitored centrally using an application created on an ad hoc basis.

A loan scoring system is being used for individual customers, which is differentiated by type of loan (medium term loans, mortgages, personal loans and revolving credit cards), and is developed through statistical analysis based on socio-demographic data from public and private Credit Bureaus and performance information. A performance monitoring scoring system is being designed by product type that is capable of ensuring total risk monitoring for individual customers.

With regard to the (Italian and Foreign) banks, a credit rating model was implemented for bank customers that makes it possible to estimate the likelihood of a default consistent with all other portfolio segments, as well as improve the current internal rating system in order to determine a theoretical reliability ceiling for these customers based on the actual risk measured in terms of expected loss and operating capital. During the final decision, the rating is further reviewed by using an "environmental module" that assesses the degree to which the banking counterparty takes environmental factors into account in its policies.

As for the Group's banks outside Italy, special task forces, combining resources from UniCredito Italiano and its subsidiaries, have been set up with the purpose of harmonising organisational structures, processes and credit instruments already adopted by the Group in Italy. Credit Departments' organisational structure has been reviewed, and human resources from the Parent Company have been assigned to key places in the credit organisation of several banks. The Group has also already approved and implemented a more complex plan for Credit Corporate Governance for the management of large exposure, bank and country risk, credit policies and reporting instruments.



The process of reviewing the credit organisation is in advanced stages of completion within the New Europe banks. This process, which was launched in 2002, is called "Reaching Credit Excellence". Within Credits, this project is being followed by the Foreign Bank Risks unit whose mission is to transfer to those banks the best practices developed by UCI in terms of methods, instruments and credit processes. In order to make these innovations more effective, an intensive training programme (Credit Learning Organisation) was launched in collaboration with the Human Resources Department of the holding company and foreign banks.

An internal rating system for Corporate customers, which was designed based on the Group's best practices, is being implemented for Bank Pekao, Koç, Zagrebacka, Bulbank and Unibanka. In 2004, this system will be applied to UniCredit Romania and Zivnostenska.

For mass market customers, a mandatory loan approval system was implemented at Bank Pekao and will gradually be extended to the Group's other foreign banks. It was developed using the same approach as the system used in Italy. This system, which will initially be applied to Bank Pekao and later to the other banks, including for the assessment of credit standing for small business customers, is based on socio-demographic information and where available, on data from external sources (e.g., Credit Bureaux), which is summarised by scoring systems acquired from outside suppliers operating in these countries, in anticipation of developing internal models as soon as an adequate historical database is available.

The "performance management" process for Corporate customers and small businesses is currently being developed at Zagrebacka Banka and Koç Bank, and by next year will be extended to all other foreign banks. Finally, portfolio risk is monitored using a Credit Risk Management model developed internally; this is based on the "Credit Risk +" approach and implemented to take into account portfolio focus and sector correlations, transfer risk, remaining loan maturities and counterparty risk for OTC derivatives.

At present, about 80% of credit exposure is assessed using the portfolio model, which provides measurements of the absorption of operating capital that are substantially lower than the minimum for regulatory purposes.

## Country Risk

Country risk is managed by determining appropriate commercial and financial "maximum operating levels of risk" that can be assumed by companies belonging to the UniCredito Italiano Group with respect to banks, government entities, financial institutions and companies residing in or related to the country.

The method for analysing the risk profile of a specific country is now based on quantitative criteria. This takes the form of a "scoring" model (Country Credit Scoring Model – CCS) and is based on standard criteria applicable to all countries considered to be at risk; it summarises and analyses the main macroeconomic indicators for the country under consideration, its political and economic situation, any ratings assigned by international agencies and national bank examiners (Bank of Italy, SACE), and the market perception of risk (changes in yields on government or similar securities).



The model's main objective is to identify the maximum overall potential risk that the UniCredito Italiano Group may assume with respect to each individual country, within which the maximum operating risk levels noted above are subsequently approved.

In addition to determining the potential maximum risk level, which is defined as the "maximum theoretical ceiling of assumable risk", the CCS model also makes it possible to constantly monitor a country's solvency level and to make projections on risk trends, including over the medium and long term.

All elements that contribute to the development of the CCS model are updated automatically using databases supplied by leading specialist companies making it possible to monitor the country risk profile and the related likelihood of default in a timely manner.

# Financial risks

Financial risks consist of the risk of incurring value fluctuations in the bank's positions, which are associated with unexpected changes in prices and market factors. For the UniCredito Italiano Group, financial risks are associated with all of its positions resulting from trading operations (trading book), commercial operations and strategic investment decisions (banking book).

## Organisational structure

The Parent Company's Board of Directors establishes strategic guidelines for assuming market risk by defining capital allocation for the Parent Company and subsidiaries according to the propensity for risk and goals of creating value in proportion to risks assumed.

The Risk Committee has a consulting and advisory role in respect of decisions made by the Managing Director/CEO or the definition of proposals of the Managing Director/CEO to the Executive Committee or Board of Directors for:

- the determination of Group risk policies (identified and managed risks, propensity for risk, capital allocation targets and structure of limits by type of risk, allocation of related functional responsibilities to appropriate Departments and Divisions);
- the determination of corrective action to stabilise the Group's risk positions.

The Committee is made up of the Managing Director/CEO, Division Heads, and Heads of the Planning and Finance, Administration and Credit Departments.

The Managing Director/CEO chairs the committee. If the Managing Director/CEO is absent, the Head of the Planning and Finance chairs the committee.

The Parent Company's Market Risk Management unit (CARM) ensures that the models and tools for measuring Group risks are standardised, and that the processes for market risk monitoring and management applied by subsidiaries are consistent and uniform.

The Market Risk Management area is responsible for measuring and controlling risks for individual companies and at the consolidated level in order to monitor overall exposure. Each individual company, through its specific risk control areas, is directly responsible for controlling risks assumed using the guidelines set by the Parent Company.

In addition, the Parent Company's Risk Management unit proposes limits and investment policy for the Group and its entities in keeping with the capital allocation process and budget.

## Methods and tool

The tool used at UniCredito Italiano to measure market risk is Value at Risk (VaR), which is calculated using the historical simulation approach.

This model provides for the daily revaluation of positions on the basis of historical market price performance over the last twelve months. The resulting distribution of profits and losses is analysed to determine the impact of extreme market movements on portfolio values. The parameters used to calculate VaR are as follows: observation period of 1 year; confidence interval of 99%; time horizon of 1 day; daily updating of time series.

The consideration of a one-day time horizon allows for an immediate comparison with profits/losses generated.

The method used makes it possible to use a flexible approach to monitor a broad group of risks (delta; gamma – for products with a non-linear profile; vega – over the entire volatility curve; rho – due to the discount rate) and provides accurate calculations of volatility and correlations.

For banking book positions, UniCredito Italiano currently uses Sensitivity Analysis and the Gap Liquidity Analysis method.

Sensitivity analysis makes it possible to measure the variation in the value of positions on the basis of pre-established shocks to the interest rate curve (through parallel and non-parallel shifts). In general, a parallel shift of 100 b.p. for all time brackets of the curve is considered.

The purpose of the analysis is to assess the impact of rate shock on net interest income for the current period by taking into consideration different assumptions on the elasticity of on-demand entries.

Gap Liquidity Analysis provides the liquidity position for each time bracket on a precise, cumulative basis.



The analyses described are differentiated by currency.

## The financial risks of trading activities

These are the risks resulting from positions taken for trading purposes by the Group's centres that specialise in the assumption of market risk, within the limits and authorities assigned.

Thus, these risks are associated with positions generated by transactions involving fixed-rate securities and stocks, exchange rates, derivatives and money market instruments.

With regard to the Parent Company, at the end of 2003, the average daily combined VaR (including all positions described) was €3.97 million with a high VaR of €8.0 million and a low of €2.35 million. The portion of the portfolio related to securities and derivatives transactions had an average VaR of €3.67 million, with a high of €5.78 million and a low of €2.38 million.

The average daily VaR for UBM's trading and market-making activities for all of 2003 was €4.39 million, with a high usage of €6.60 million and a low of €2.45 million. The average daily VaR for Trading Lab Banca SpA was approximately €2.04 million with a high usage of about €3.96 million and a low usage of about €0.55 million, which was still within the €6 million limit.

As for the banks in New Europe Division, Bank Pekao SA, Bulbank and Unibanka, Zagrebacka, UniCredit Romania, Koçbank and Zivnostenska adopted the VaR calculation methodology based on historical simulation in keeping with the market risk monitoring procedures defined by the Group and in accordance with current regulations and instructions from the respective central banks and Investment Policies approved for each bank. With the daily co-operation of the local Risk Management units, the Parent Company's Risk Management unit combines VaR for market risk and considers the positive effect of diversification over mere risk summation.

Average six-month VaR was about €1.9 million with a low of €700,000 and a high of €5 million. The bank that contributed the most to VaR was Bank Pekao with a marginal weighting of about 49% of total VaR. This is because it is the bank that has the largest trading portfolio.

### Banking book financial risks and asset and liability management

One of the tools that the Parent Company's Planning and Finance Department uses to control financial risks is the Asset and Liability Operating Management system (ALMO) for managing rate and liquidity risk on a daily basis for UniCredit Banca, UniCredit Banca d'Impresa, UniCredit Private Banking, Clarima and UniCredit Banca per la Casa.

In addition to operating management, the Planning and Finance Department controls interest rate and liquidity risk by using Liquidity Analysis and Gap Analysis models respectively on a monthly basis (for Italian companies) and quarterly (for foreign companies) and produces analyses and information on:

- Changes in deposits and loans, through which it is possible to assess how capital and deposits over the short, medium and long term can be used to fund loans broken down by various maturities, and showing the potential impact on net interest income following changes in the reference interest rate curves;
- The liquidity position providing (on the basis of the time intervals stipulated by the Bank of Italy) inflows and outflows of liquidity, and calculating the related liquidity gaps and liquidity ratios.



The average sensitivity figure for Italian banks for 2003 was - €17 million (low of - €37 million and high of - €213 million) and - €265 million (low of - €98 million and high of - €588 million) at the consolidated level.

## Operating risk

Planning in the area of controlling operating risk, defined as "the risk of losses due to errors, a deficiency of employees, systems or processes, or as a result of external events", falls under the responsibility of the Operational Risk Management unit in the Parent Company's Administration Department. The planning activity involves encouraging within the Group a culture for managing, preventing and mitigating operating risks; the development and application of models for identifying, measuring and controlling operating risks, and co-ordinating the collection of data and information related to these activities.

In all Group companies, operating risk reference areas have been identified which are responsible for the development and implementation of the system for monitoring and managing these risks.

In keeping with the provisions of the New Basel Capital Accord, UniCredit has developed a model for the calculation of consolidated capital at risk for operating risks and for organisational units based on business areas and the type of loss event. The model calls for the analysis of risk frequency and severity and the integration with outside (public and consortium) data.

The Group can now rely on the experience of several companies that have been in operating risk management for some time and are engaged in taking measures involving systems, processes, organisational structures and human resources aimed at identifying, monitoring and mitigating the most critical and/or least managed risks.

The Group's Italian companies are engaged in the regular collection of relevant information for internal purposes and for reporting to the appropriate Parent Company unit. Efforts to encourage a culture of preventing and managing operating risks and the reporting of significant information has also begun in the banks of the New Europe Division.

A periodic reporting system was developed for senior management for the structured collection of loss data at Italian and foreign companies.



An Operational Risk Management application, which is accessible to all Group companies, is being developed to support the collection of data, the production of reports and the calculation of capital at risk.

UniCredito Italiano also participates in the interbank task force on Operating Risks coordinated by the Italian Banking Association, and in the DIPO consortium developed in this group.

## Risk integration

Integrating different types of risk makes it possible to quantify overall risk exposure of the individual companies and the Group in the performance of their activities.

Thus, the measurement of integrated risks takes into consideration all risks assumed including any benefits derived from the diversification of the various types of risks analysed.
In addition to financial, operating and credit risks, the integration process also applies to business risk resulting from the volatility of service income.

The need to obtain an integrated risk measurement is twofold and based on the desire to:
- obtain a better and more concrete understanding of actual risk incurred for the purposes of active capital management;
- apply the principles underlying Pillar Two of the New Basel Accords.

The Risk Integration area of the CARM unit of the Parent Company's Planning and Finance Department initiated the development of the quantitative model for measuring integrated risk, and, with the support and cooperation of the Parent Company's Credit Risk Management area (Credit Strategies and Policies of the Credit Department) has already produced the first purely experimental results integrating financial risks with credit risk and estimating, for 80% of the Group's positions, a saving of between 5% and 7% in operating capital over mere risk summation.

## Capital Management

The Capital Management area of the CARM unit within Planning and Finance defines the target level of capitalisation for the Group and its companies in accordance with regulatory restrictions and the propensity for risk.

This area allocates capital to the Group's business areas by assigning performance goals adjusted for risk for the purposes of creating value for shareholders, and also by defining the return expected by shareholders (cost of capital).



In the active management of capital, the Capital Management unit prepares the financial plan and monitors capital ratios for regulatory purposes on a monthly basis and anticipates the appropriate steps required to achieve its goals.

In its operations, the Capital Management unit controls the Bank of Italy Tier 1 ratio and Total Capital ratio to meet regulatory requirements. However, for management purposes and for the new monitoring required by the regulatory authorities, the indicator with the greatest importance is the Core Tier 1 ratio resulting from the ratio of Tier 1, in the strict sense (core equity excluding preference shares), to risk weighted assets for credit and market risk and securitisation transactions (tranche equity).

For 2003, the UniCredit Group has set for itself a target Core Tier 1 ratio of 6.5%, which is in line with major international banking groups with the same credit standing (S&P: AA–). The level of capitalisation defined is to cover financial, credit, operating and business risks. As at 31 December 2003, this target was easily met with a ratio of 6.96%.

## *Capital ratios*

| | Figures as at 31.12.2003 | 31.12.2002 |
|---|---|---|
| **Capital for regulatory purposes** (€ million) | | |
| Tier 1 capital | 11,081 | 10,776 |
| *of which: Preference shares* | *896* | *969* |
| Tier 2 capital | 4,979 | 5,301 |
| Items to be deducted | -409 | -507 |
| **Total capital** | **15,651** | **15,570** |
| **Risk-weighted assets** (€ million) | | |
| Credit risk | 130,000 | 116,034 |
| Market risk | 14,426 | 17,583 |
| Other prudential requirements | 1,922 | 2,329 |
| **Total risk-weighted assets** | **146,348** | **135,946** |
| **Capital ratios** (%) | | |
| Tier1 capital/Credit-risk-weighted assets | 8,52 | 9,29 |
| Tier 1 capital/Total risk-weighted assets | 7,57 | 7,93 |
| Core capital/Total risk-weighted assets [1] | 6,96 | 7,21 |
| Total capital/Total risk-weighted assets[2] | 11,10 | 11,89 |
| **Capital surplus over minimum requirement** (€ million) [2] | **4,543** | **5,294** |

1. Core capital is equal to Tier 1 capital less preference shares.
2. Taking into account Tier 3 subordinated debt of €600 million to hedge market risk.

**CAPITAL RATIOS** (%)


14
12
10
8
6
4
2
0
Total capital/Total risk-weighted assets
Tier 1 capital/Total risk-weighted assets
8.55
7.60
8.67
6.80
10.96
7.74
11.89
9.29
11.10
8.52
1999
2000
2001
2002
2003

# Other Information

## Shares and Shareholders

The Bank's capital stock totalled €3,158,168,076.00 and was made up of 6,316,336,152 shares of €0.50 each, including 6,294,629,600 common shares and 21,706,552 savings shares.

As at 31 December 2003, the Shareholders' Register showed the following:

- There were approximately 220,000 shareholders;
- Resident shareholders held approximately 64% of capital and non-resident shareholders the remaining 36%;
- 89% of ordinary capital stock was held by legal entities and the remaining 11% by individuals.

As at the same date, the main shareholders were as follows:

| Shareholder | % owned [1] |
|---|---|
| 1. Fondazione Cassa di Risparmio di Torino | 8.741% |
| 2. Fondazione C.R. Verona, Vicenza, Belluno e Ancona | 7.221% |
| 3. Carimonte Holding SpA | 7.077% |
| 4. Allianz Group | 4.912% |
| 5. AVIVA Group | 2.867% |
| 6. Fondazione Cassamarca C.R. della Marca Trevigiana | 2.147% |

1. As a percentage of ordinary capital. Note: The bylaws set a limitation on voting rights at 5% of capital.



## Group Corporate Reorganisation

### S3 Project

In January of 2003, the third and final phase of the "S3 Project" was concluded, leading to the transformation of the Group's seven commercial banks in Italy (Banca CRT, Cariverona Banca, Cassamarca, Caritro, CRTrieste, Credito Italiano and Rolo Banca 1473) into three new domestic banks specialised by customer segments (retail, corporate and private banking).

On 1 January 2003 the partial spin-off of the Corporate and Private Divisions from UniCredit Banca SpA to UniCredit Banca d'Impresa SpA and UniCredit Private Banking SpA respectively went into effect.

Thus, as a result of the above spin-off:

- UniCredit Banca d'Impresa SpA became the recipient of the division consisting of the assets, liabilities, rights, obligations and, in general, all substantive legal interests concerning relationships classified as "corporate," being those maintained with customers consisting primarily of private and government businesses and government agencies whose size, corporate structure and organisational behaviour imply a need for services and assistance specialised by business activity.

- UniCredit Private Banking SpA became the recipient of the division consisting of the assets, liabilities, rights, obligations and, in general, all substantive legal interests concerning relationships classified as "private" being those maintained primarily with high net-worth individuals and with non-commercial or non-productive agencies and organisations with needs comparable to those of individual customers with similar disposable funds, who require products and services for managing their assets along with highly qualified advisory capabilities.

At the same time, UniCredit Banca retained management responsibilities for the remaining retail customers.

## Group rationalisation resulting from S3 Project

Upon the conclusion of the S3 Project, it was necessary to rationalise the Group's equity investments and assets with the goal of eliminating overlapping items, focusing business in line with the new divisional and segment model and pursuing greater synergies and cost savings.

Below is a description of the main rationalisation measures taken.

As a result of the corporate transactions that led to the creation of the three segment banks, the UniCredito Italiano Group took on a new corporate structure. This also involved modifying the Parent Company's organisational structure, which was broken down into Divisions to which the Business Units (that primarily service a specific customer segment), among other activities, are assigned.

With the same objective, the product and service companies were also transferred to the segment banks, i.e. companies that directly support the development of these banks' business with the goal of optimising the quality and breadth of their product line and operating efficiency.

On the other hand, several of the equity investments already held by the merged banks were transferred to UniCredito Italiano in addition to previously owned strategic and core equity investments, and those whose operations are complementary with the Group. These include, in particular, the two specialist banks UniCredit Banca Mediocredito SpA and UniCredito Gestione Crediti SpA – Banca per la Gestione dei Crediti (the new name of Mediovenezie Banca) and the minority interests that complement their operations locally.

### *Rationalisation of financial consultant networks*

In order to rationalise the Group's door-to-door distribution channel, UniCredit Banca's financial consultant network was spun off to UniCredit Xelion Banca SpA (formerly Xelion Banca SpA), the UniCredit Group's multi-channel bank dedicated to the distribution of products through financial consultants. This spin-off occurred at the same time as the transfer of the Corporate and Private Divisions, which took place, as noted above, on 1 January 2003.

In order to enhance the network of financial consultants operating under the Group and to centralise these operations under a single company, effective 2.1.2003, UniCredito Italiano SpA transferred its division consisting of the ONBanca network of financial consultants (resulting from the merger of On Banca SpA into UniCredito Italiano SpA finalised on 31 December 2002) to UniCredit Xelion Banca.

Following these transactions, UniCredit Xelion Banca has a significant financial consultant network that has allowed it to strengthen its market position and to compete with the largest competitors in the sector.

### *Rationalisation of mutual funds*

In order to rationalise the operations and business units of the Group's Private Banking and Asset Management Division, the promotion and management of open-ended securities-based mutual funds governed by Italian law, which are distributed by the Group, were concentrated into a single asset management company. This concentration process occurred in two phases that occurred simultaneously:

1) The partial spin-off of the wholly-owned stake held by UniCredit Banca in UniCredit Fondi SGR to Pioneer Global Asset Management SpA, which was finalised on 30 December 2003;
2) The merger of UniCredit Fondi SGR into Pioneer Investment Management SGRpA (a wholly-owned company of Pioneer Global Asset Management SpA), which was finalised on 31 December 2003.



The completion of the above corporate transactions made it possible to merge into Pioneer Investment Management SGRpA the promotion and management of open-ended, securities-based mutual funds governed by Italian law falling under the UniCredit system and the promotion and management of the closed-end property fund called "UniCredito Immobiliare Uno" and the defined-contribution, open-ended pension fund called "Drop Personale."

### *Centralisation of UniCredit Banca S.p.A's segregated accounts. into PIM Sgr*

In 2003 a project was also launched to centralise the individual investment portfolio management service provided on behalf of third parties (currently offered by UniCredit Banca SpA) into Pioneer Investment Management S.G.R.p.A.

This operation involves over 130,000 discretionary orders granted by retail customers for total assets under management of about €7 billion.

The sale of this business is expected to be finalised by the end of the first half of 2004. After this transfer, UniCredit Banca SpA will sell the segregated account service of Pioneer Investment Management S.G.R.p.A. on the basis of a special agreement to be finalised between the parties.

### *Rationalisation of Luxembourg companies operating in the mutual fund sector*

In the context of rationalising the equity investment portfolio, steps were also taken to reduce Group management companies operating in Luxembourg consisting of:

- Pioneer Investment Management S.A. (hereinafter, "PIMSA");
- Pioneer Institutional Investment Management S.A. (hereinafter, "PIIMSA");
- UniCredit Capital Italia Advisory Company S.A. (hereinafter, "UCIAC").

For this purpose, the promotional and managerial activities carried out by PIMSA (targeting both retail and institutional customers) and the advisory services provided by UCIAC for the Luxembourg mutual fund "Capital Italia" were centralised into PIIMSA.

Following this integration, which took effect on 1 August 2003, PIIMSA changed its name to Pioneer Asset Management S.A., and the process of liquidating PIMSA and UCIAC was completed.

### *Rationalisation of Group retail operations - consumer credit, and mortgage lending*

The following corporate transactions were carried out in 2003 in order to rationalise the Group's Retail Division operations:



1) The transfer of the corporate and operational control of UniCredit Clarima Banca (formerly Clarima Banca) to UniCredit Banca through the transfer to UniCredit Banca of the equity investment in UniCredit Clarima Banca held by UniCredito Italiano. This transaction was concluded on 1 June 2003;
2) UniCredit Banca's transfer of the loan approval and management operations for mortgage lending to its subsidiary UniCredit Banca per la Casa (formerly Adalya Banca), and the transfer to Clarima Banca of the consumer credit division. These transfers were carried out through conveyance transactions completed on 1 October 2003.

This rationalisation measure is a continuation of the strategy to efficiently develop the electronic card payment business (carried out by Clarima Banca) and special purpose loans at the point of sale (provided by UniCredit Banca) and focus these businesses in accordance with the divisional and segment model. Thus, specialised business units were made responsible for satisfying customer needs for these products and thus, for developing the respective businesses pursuant to consistent, integrated decision-making processes with the goal of also generating a positive impact on certain cost components.

### *Reorganisation of property holdings*

With regard to the Group's property holdings, in order to establish an overall strategy to maximise the value generated by property holdings and enhance specialised property-related skills, and in the context of supporting the core business through the organisational and procedural optimisation of this area, in 2003 UniCredito Italiano reorganised the properties in question, which, upon the conclusion of the S3 Project, were merged into UniCredito Italiano and UniCredit Banca SpA.

In order to implement this reorganisation, the corporate transactions listed below were completed. This reorganisation allowed all Group companies to continue using properties that were instrumental for the performance of their respective operations (with respect to which there is a replacement cost), to minimise property management costs, and at the same time, to rationalise property management structures:

- The transfer to two ancillary property companies (UniCredit Real Estate SpA and Cordusio Immobiliare SpA) of UniCredito Italiano's real-estate businesses consisting of strategic properties and non-strategic properties respectively. This transaction took effect on 1 April 2003.
- The spin-off to these same property companies of the UniCredit Banca SpA businesses also consisting largely of strategic and non-strategic properties owned by the latter. This transaction took effect on 1 July 2003.

### *Reorganisation of audit activities*

With regard to the audit activities carried out within the Group, an opportunity was identified to reorganise control activities in order to:

- maximise the independence of individual audit areas and the qualitative level of controls;
- expand and develop suitable professional positions dedicated to the activities in question;
- make available information regarding inter-area processes that involve the company;
- maintain a clear separation between auditing control (so-called third-level controls) functions of Group companies and Group controls.



In December 2002 a company called UniCredit Audit SpA was created in order to implement this project. This company is wholly-owned by UniCredito Italiano, and the division covering auditing functions that remained under UniCredit Banca SpA was transferred to this company upon the completion of the S3 Project noted above. This transaction was completed on 1 July 2003.

# Subsequent Events and Outlook

## Subsequent Events

### Equity investments

In order to acquire 100% of Locat's share capital, which was 94.90% owned at the end of December, the Parent Company launched a Residual Public Offer at the beginning of February for all the company's remaining outstanding shares (26.3 million shares) and for all shares that could be issued during the offer period in exchange for options (equal to 2.5 million shares) at a unit price of €1.024. For this offer, which was concluded on 5 March, a total of 25,746,153 shares were delivered (for a total outlay of €26.4 million) bringing the Group's stake in Locat's capital to 99.21%. In addition to the above shares, a total of 50,090 shares encumbered until 4 September 2004 and 49,850 shares encumbered until 4 September 2005 were delivered, which, together with the 696,010 shares encumbered until 4 September 2004 and 866,688 shares encumbered until 4 September 2005 already delivered for the public offer last August, bring the Group's stake in Locat to 99.52% upon the expiration of these encumbrances.

It should also be noted that as a part of the plan to rationalise the Parent Company's wholly-owned subsidiaries operating in Ireland in the banking and financial sectors (specifically UniCredito Italiano Bank Ireland Plc, Cariverona Ireland Plc and CR Trieste Ireland Ltd), it was decided to centralise the operations of these entities into a single company, i.e., UniCredito Italiano Bank Ireland, in order to eliminate overlapping positions and take advantage of greater synergies. In particular, CR Trieste Ireland will be placed in liquidation (subject to the repayment of the capital contribution of €36 million to UniCredit and the distribution of profit for 2003 and reserves), and Cariverona Ireland will be sold to UniCredito Italiano Bank Ireland (again, subject to the repayment of the capital contribution of €199 million and the distribution of profit for 2003 and reserves) to be used as a vehicle company, which will minimise operating costs of the company in the growth plans of the latter. At the same time, the capital endowment of UniCredito Italiano Bank Ireland will be increased from €635 to 878 million.



This January UniCredit sold to Simest (whose purpose is to invest in companies outside the European Union which are promoted or partially owned by Italian companies) a 1.22% stake in Zivnostenska Banka d.d. for a total price of €2.5 million.

### Reorganisation of investment banking activities

At the conclusion of the UniCredit Group's reorganisation process (the S3 Project) to create three new national banks specialised by customer segment, the Parent Company, UniCredito Italiano SpA, felt it was appropriate to launch a comprehensive rationalisation programme for the Group's assets and equity investments in order to eliminate overlapping positions and focus businesses in keeping with the new divisional model.

In this contest, it was also decided to integrate the Group's investment banking activities, which currently fall under UniCredit Banca Mobiliare SpA and TradingLab Banca, under a single company. The project aims to provide better coordination between the duplicated activities, and as a result, to generate better performance in terms of increased competition and efficiency at the Group level in accordance with the standards of service provided to customers and the management of market risks, which will become more standardised and consistent with the measurement of the Group's risks.

In January 2004, the boards of directors of the banks concerned approved the launch of the integration program, which should culminate in the merger by incorporation of TradingLab Banca SpA into UniCredit Banca Mobiliare SpA The related approval process should be completed by July 2004 with validity from an accounting and tax standpoint retroactive to 1 January 2004.

## Outlook

At the end of 2003, economic prospects improved primarily as a result of the US recovery taking hold. Europe has also shown strong signs of economic recovery with all recent indicators in positive territory. In Italy, however, the economic picture is still rather uncertain with weak production and orders and the gradual deterioration of the confidence level of both businesses and households.



In keeping with the developments indicated, the projections for 2004 remain optimistic, but there continues to be a relative air of caution due to risk factors that still cloud the economic picture. Specifically: in the US economy, the uncertainty over current account and government budget deficits and growing household debt; in Europe, the excessive strength of the euro and the fear that the strong euro may carry over to future months; in Italy, the crisis of confidence mentioned above.

Overall for 2004, we anticipate a more rapid pace of economic growth in the euro area and in Italy, but at a lower than potential rate (around 2%), and at a much slower rate than projected for the United States. Monetary policy is expected to be only slightly restrictive with moderate increases in policy interest rates and only at the end of the year. Stock markets are projected to consolidate the gains achieved in 2003.

If confirmed, these assumptions should have a positive impact on the profitability of the Italian banking industry reversing the unfavourable trend of the last three years. In 2004 there should be an increase in operating profit due primarily to the significant contribution expected from service activities (resulting from positive financial market performance) and a careful cost containment policy.

In the environment described above, 2004 should result in systematic growth for all Divisions in keeping with the objectives of the Strategic Plan.

In particular, the specific strategic directions underlying profit and sales targets can be summarised as follows:

- For the Retail Division, expansion of the customer base and increased business volume driven by the projected growth in residential mortgages and consumer finance, which will also have an impact on intra-divisional business synergies with a particular focus on increasing customer satisfaction and systematically improving the quality of services offered;

- For the Corporate Division, a selective increase in existing customer penetration and the active management of risks in an environment characterised by growth in lending to small and medium-sized businesses;
- For the Private Banking and Asset Management Division, an increase in assets, and in particular, assets under management, resulting from an increase in customer base and improved financial market performance with the support of significant investments in human resources, projects and restructuring and integration expenses.
- For the New Europe Division, the acquisition of new customers and an increase in business volume resulting partly from expansion in the sales network and ongoing implementation of reorganisation projects.

If the external environment performs according to expectations, the success of the initiatives referenced above should make it possible to improve results over the previous period and keep the Group's cost/income ratio at an excellent level.



Milan, 12 March 2004 THE BOARD OF DIRECTORS

Chairman
SALVATORI

Managing Director/CEO
PROFUMO

Presentation

Group Consolidated Report and Accounts
Report on Operations
Accounts and Annexes
External Auditors' Report

UniCredito Italiano SpA Report and Accounts
Report on Operations
Proposal to Shareholders
Company Accounts and Annexes
Reports and Resolutions

Notes on calculation methods and Glossary

# Accounts and Annexes


**Introduction** 144

**Consolidated Accounts** 147

**Notes to the Consolidated Accounts** 157
Part A - Accounting Principles 167
Part B - Notes to the Balance Sheet 174
Part C - Notes to the Profit and Loss Account 262
Part D - Other Information 275

**Annexes** 279

# Introduction

The consolidated accounts for 2003 were prepared on the basis of the provisions of Legislative Decree No. 87 of 27January 1992 enacted to implement EEC Directive 86/635 and the instructions issued by the Bank of Italy under Order No. 100 of 15 July 1992 and subsequent revisions.

## Contents

In addition to the report on operations already provided, the consolidated accounts for the year consist of the consolidated accounts tables, the notes to the consolidated accounts and the annexes to the consolidated accounts, as described below:

## Consolidated Accounts

Statements that also include restated figures as at 31 December 2002 (see comparison with the corresponding previous period).

- Balance Sheet
- Profit and Loss Account

Determination of the restated figures as at 31 December 2002

- Balance Sheet
- Profit and Loss Account



## Notes to the Consolidated Accounts

The notes to the consolidated accounts – which are presented on a comparative basis, as were the account tables – also include the figures as at 31 December 2002, as well as those regarding the restated situation.

*Scope of Consolidation*

- Scope of consolidation
- Consolidation policies and principles
- Change in scope of consolidation

*Part A - Accounting Principles*
*Part B - Notes to the Balance Sheet*
*Part C - Notes to the Profit and Loss Account*
*Part D - Other Information*

## Annexes

Reconciliation between the Parent Company's net income and shareholders' equity and Group net income and shareholders' equity
Statement of Significant Equity Investments (pursuant to Article 126 of Consob Regulation No. 11.971 of 14 May 1999).

## Form

Unless otherwise indicated, the amounts in the balance sheet and profit and loss account, as well as in the tables providing details, are stated in € thousands.

## Comparison with the corresponding previous period

To allow a meaningful comparison with the figures as at 31 December 2003, in accordance with the consistency principle, the consolidated Accounts as at 31 December 2002 have been restated by taking into account the most significant changes in the scope of consolidation which have affected shareholders' equity and financial results, i.e. the inclusion of:

- The Koç Finansal Hizmetler Group, joint ownership of which was acquired towards the end of the 2002 (in December the Group, which had just been acquired, was consolidated at net equity);
- Zivnostenska Banka, consolidated on a line-by-line basis since June 2003.

The method adopted for the restatement of the accounts involved the addition and/or elimination of the amounts from the accounts of the companies in question, while leaving unchanged Group amounts regarding net profit and shareholders' equity as at the reference date.

Regarding the acquisition of ING Sviluppo Finanziaria SpA, which was completed on 1 December 2003, taking into account that the consolidation of the profit and loss account only began on 1 December, the meaningfulness of the data does not justify a similar treatment.

Finally, it should be noted that the restatement of balance sheet and profit and loss figures to improve comparability was not audited.

## Other Information

The consolidated accounts as at 31 December 2003, as well as the accounts of the Parent Company, were audited by our external auditors, PricewaterhouseCoopers (PwC).

The consolidated accounts, including the auditor's report, and the company accounts, accompanied by the Reports of the Statutory Auditors and the external auditor, must by law be kept on file at the Registered Office. The summary statements showing the essential figures for the most recent accounts of subsidiaries included in consolidation and those of affiliates must also be kept on file.

Finally, it should be noted that the company prepared and published, in accordance with the law and as required by CONSOB, the Report as at 30 June 2003, which was the subject of a limited audit, and the consolidated quarterly reports as at 31 March and 30 September 2003.

# Accounts and Annexes

Consolidated Accounts
Notes to the Consolidated Accounts
Annexes

# Consolidated Accounts

**Accounts as at 31 December 2003**
**and Comparative Accounts**

| | |
|---|---|
| Balance Sheet | 148 |
| Profit and Loss Account | 151 |

**Reclassified figures as at 31 December 2002**

| | |
|---|---|
| Balance Sheet | 152 |
| Profit and Loss Account | 155 |

# Consolidated Balance Sheet

€ '000

| | AMOUNTS AS AT 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
|---|---|---|---|
| **Assets** | | | |
| **10. Cash and deposits with central banks and post offices** | **1,952,396** | **1,648,726** | **1,609,848** |
| **20. Treasury notes and similar securities eligible for refinancing at central banks** | **2,054,001** | **2,773,043** | **2,773,043** |
| **30. Loans to banks:** | **32,783,258** | **29,480,297** | **28,098,561** |
| a) on demand | 2,039,916 | 3,050,635 | 2,998,524 |
| b) other loans | 30,743,342 | 26,429,662 | 25,100,037 |
| **40. Loans to customers** | **126,709,237** | **115,440,057** | **113,824,110** |
| *of which:* | | | |
| *- loans with deposits received in administration* | *138,662* | *139,738* | *139,738* |
| **50. Bonds and other debt securities:** | **25,348,504** | **26,837,110** | **26,140,725** |
| a) of government issuers | 15,264,363 | 16,829,577 | 16,279,948 |
| b) of banks | 5,659,796 | 6,234,296 | 6,123,083 |
| *of which:* | | | |
| *- own securities* | *10,533* | *18,633* | *18,633* |
| c) of financial institutions | 3,111,978 | 2,688,760 | 2,673,007 |
| *of which:* | | | |
| *- own securities* | - | - | - |
| d) from other issuers | 1,312,367 | 1,084,477 | 1,064,687 |
| **60. Shares, interests and other equity securities** | **2,124,084** | **1,519,373** | **1,516,070** |
| **70. Equity investments** | **3,367,224** | **2,072,115** | **2,252,597** |
| a) valued at net equity | 594,484 | 465,013 | 647,525 |
| b) other | 2,772,740 | 1,607,102 | 1,605,072 |
| **80. Equity investments in Group companies** | **137,242** | **151,528** | **151,528** |
| a) valued at net equity | 127,693 | 135,084 | 135,084 |
| b) other | 9,549 | 16,444 | 16,444 |
| **90. Positive consolidation differences** | **1,229,299** | **1,017,274** | **961,888** |
| **100. Positive net equity differences** | **2,907** | **1,380** | **56,766** |
| **110. Intangible fixed assets** | **1,167,290** | **1,264,150** | **1,255,688** |
| *of which:* | | | |
| *- start-up costs* | *2,064* | *2,886* | *2,883* |
| *- goodwill* | *770,785* | *966,854* | *966,854* |
| **120. Tangible fixed assets** | **3,238,372** | **3,611,571** | **3,527,174** |
| **150. Other assets** | **36,124,218** | **29,187,186** | **29,119,828** |
| **160. Accrued income and prepaid expenses:** | **2,017,604** | **2,127,375** | **2,061,500** |
| a) accrued income | 1,454,660 | 1,719,855 | 1,663,189 |
| b) prepaid expenses | 562,944 | 407,520 | 398,311 |
| *of which:* | | | |
| *- issue discount on securities* | *8,753* | *10,023* | *10,023* |
| **Total assets** | **238,255,636** | **217,131,185** | **213,349,326** |

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| **Liabilities and Shareholders' equity** | | | |
| **10. Due to banks:** | **44,252,285** | **32,672,760** | **31,990,884** |
| a) on demand | 2,910,240 | 2,508,899 | 2,505,877 |
| b) on term or with notice | 41,342,045 | 30,163,861 | 29,485,007 |
| **20. Due to customers:** | **97,802,811** | **96,123,829** | **93,368,254** |
| a) on demand | 62,754,025 | 61,601,217 | 60,804,656 |
| b) on term or with notice | 35,048,786 | 34,522,612 | 32,563,598 |
| **30. Securities in issue:** | **37,297,683** | **33,176,265** | **33,173,457** |
| a) bonds | 10,839,450 | 14,873,986 | 14,873,615 |
| b) certificates of deposit | 25,645,472 | 17,317,982 | 17,317,982 |
| c) other securities | 812,761 | 984,297 | 981,860 |
| **40. Deposits received in administration** | **173,344** | **203,447** | **203,447** |
| **50. Other liabilities** | **31,841,817** | **27,594,642** | **27,553,355** |
| **60. Accrued liabilities and deferred income:** | **1,749,273** | **1,821,876** | **1,779,423** |
| a) accrued liabilities | 1,336,777 | 1,524,475 | 1,495,493 |
| b) deferred income | 412,496 | 297,401 | 283,930 |
| **70. Reserve for employee severance pay** | **993,624** | **962,158** | **960,897** |
| **80. Reserves for risks and charges:** | **3,836,482** | **3,759,197** | **3,640,543** |
| a) reserve for pensions and similar obligations | 520,513 | 538,305 | 538,266 |
| b) taxation reserve | 1,984,233 | 2,249,976 | 2,229,812 |
| c) consolidation reserve for future risks and charges | 3,886 | 3,886 | 3,886 |
| d) other reserves | 1,327,850 | 967,030 | 868,579 |
| **90. Loan loss reserves** | **69,163** | **111,141** | **93,791** |
| **100. Fund for general banking risks** | **133,260** | **137,361** | **137,361** |
| **110. Subordinated debt** | **6,189,574** | **7,120,147** | **7,088,478** |
| **120. Negative consolidation differences** | **51,620** | **51,888** | **51,888** |
| **130. Negative net equity differences** | **12,425** | **12,418** | **12,418** |
| **140. Minority portion of shareholders' equity (+/-)** | **+972,978** | **+1,260,524** | **+1,171,598** |
| **150. Capital** | **3,158,168** | **3,148,070** | **3,148,070** |
| **160. Share premium reserve** | **3,308,639** | **3,308,639** | **3,308,639** |
| **170. Reserves:** | **4,166,693** | **3,560,240** | **3,560,240** |
| a) legal reserve | 508,136 | 368,367 | 368,367 |
| c) statutory reserves | 1,015,472 | 771,601 | 771,601 |
| d) other reserves | 2,643,085 | 2,420,272 | 2,420,272 |
| **180. Revaluation reserves** | **285,217** | **305,343** | **305,343** |
| **190. Retained earnings** | **-** | **98** | **98** |
| **200. Net profit** | **1,960,580** | **1,801,142** | **1,801,142** |
| **Total liabilities and shareholders' equity** | **238,255,636** | **217,131,185** | **213,349,326** |

| | | | |
|---|---|---|---|
| **Guarantees and Commitments** | | | |
| **10. Guarantees given** | **12,268,915** | **12,498,270** | **12,367,572** |
| *of which:* | | | |
| *- acceptances* | *36,875* | *80,018* | *51,890* |
| *- other guarantees* | *12,232,040* | *12,418,252* | *12,315,682* |
| **20. Commitments** | **22,326,036** | **24,052,153** | **23,738,305** |
| *of which:* | | | |
| *- for sales with repurchase obligation* | - | - | - |

Managing Director/CEO
PROFUMO

Chief Accountant
LECCACORVI

# Consolidated Profit and Loss Account

€ '000

| | | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|---|
| 10. | Interest income and similar revenues | 9,541,310 | 10,336,044 | 9,926,722 |
| | *of which:* | | | |
| | *- on loans to customers* | *6,703,622* | *7,486,136* | *7,293,915* |
| | *- on debt securities* | *1,999,663* | *1,787,077* | *1,660,660* |
| 20. | Interest expense and similar charges | 4,746,808 | 5,262,118 | 5,015,538 |
| | *of which:* | | | |
| | *- on amounts due to customers* | *1,427,753* | *2,162,961* | *1,955,261* |
| | *- on securities in issue* | *827,537* | *1,011,172* | *1,011,085* |
| 30. | Dividends and other revenues: | 286,185 | 230,680 | 230,604 |
| | a) on shares, interests and other equity securities | 228,299 | 191,947 | 191,947 |
| | b) on equity investments | 57,886 | 38,733 | 38,657 |
| | c) on equity investments in Group companies | - | - | - |
| 40. | Commission income | 3,877,743 | 3,780,496 | 3,719,968 |
| 50. | Commission expense | 561,586 | 556,180 | 530,340 |
| 60. | Trading profit (loss) | 1,287,537 | 1,057,264 | 1,049,345 |
| 70. | Other operating income | 986,099 | 992,959 | 988,849 |
| 80. | Administrative expenses: | 5,216,544 | 5,133,846 | 5,022,570 |
| | a) payroll costs | 3,280,810 | 3,188,372 | 3,159,658 |
| | *of which:* | | | |
| | *- wages and salaries* | *2,367,316* | *2,283,528* | *2,246,909* |
| | *- social security contributions* | *613,612* | *598,552* | *592,173* |
| | *- severance pay* | *141,962* | *139,826* | *139,118* |
| | *- pensions and similar benefits* | *97,115* | *98,363* | *98,151* |
| | b) other administrative expenses | 1,935,734 | 1,945,474 | 1,862,912 |
| 90. | Writedowns of intangible and tangible fixed assets | 749,745 | 724,649 | 704,568 |
| 100. | Provisions for risks and charges | 230,293 | 164,041 | 163,690 |
| 110. | Other operating expenses | 212,705 | 281,107 | 256,228 |
| 120. | Writedowns of loans and provisions for guarantees and commitments | 1,489,225 | 1,528,778 | 1,489,302 |
| 130. | Write-backs of loans and provisions for guarantees and commitments | 531,946 | 511,757 | 510,032 |
| 140. | Provisions to loan loss reserves | 43,931 | 9,767 | 9,767 |
| 150. | Writedowns of financial investments | 30,158 | 312,923 | 311,855 |
| 160. | Write-backs of financial investments | 19,806 | 17,246 | 17,246 |
| 170. | Income from equity investments valued at net equity | 6,994 | -14,336 | -14,336 |
| **180.** | **Profit before extraordinary items and income tax** | **3,256,625** | **2,938,701** | **2,924,572** |
| 190. | Extraordinary income | 448,079 | 611,332 | 603,592 |
| 200. | Extraordinary charges | 233,480 | 246,113 | 245,055 |
| **210.** | **Extraordinary income – net** | **214,599** | **365,219** | **358,537** |
| 230. | Change in fund for general banking risks | -3,841 | +3,836 | +3,836 |
| 240. | Income tax for the year | 1,385,620 | 1,332,577 | 1,316,923 |
| 250. | Minorities | 128,865 | 166,365 | 161,208 |
| **260.** | **Net profit** | **1,960,580** | **1,801,142** | **1,801,142** |

Managing Director/CEO
PROFUMO

Chief Accountant
LECCACORVI

# Consolidated Balance Sheet as at 31 December 2002

**Reclassification due to modified scope of consolidation**

€ '000

| | AMOUNTS AS AT 31.12.2002 HISTORICAL | CHANGE IN SCOPE OF CONSOLIDATION | AMOUNTS AS AT 31.12.2002 RESTATED |
|---|---|---|---|
| **Assets** | | | |
| **10. Cash and deposits with central banks and post offices** | **1,609,848** | **38,878** | **1,648,726** |
| **20. Treasury notes and similar securities eligible for refinancing at central banks** | **2,773,043** | **-** | **2,773,043** |
| **30. Loans to banks:** | **28,098,561** | **1,381,736** | **29,480,297** |
| a) on demand | 2,998,524 | 52,111 | 3,050,635 |
| b) other loans | 25,100,037 | 1,329,625 | 26,429,662 |
| **40. Loans to customers** | **113,824,110** | **1,615,947** | **115,440,057** |
| *of which:* | | | |
| *- loans with deposits received in administration* | *139,738* | *-* | *139,738* |
| **50. Bonds and other debt securities:** | **26,140,725** | **696,385** | **26,837,110** |
| a) of government issuers | 16,279,948 | 549,629 | 16,829,577 |
| b) of banks | 6,123,083 | 111,213 | 6,234,296 |
| *of which:* | | | |
| *- own securities* | *18,633* | *-* | *18,633* |
| c) of financial institutions | 2,673,007 | 15,753 | 2,688,760 |
| *of which:* | | | |
| *- own securities* | *-* | *-* | *-* |
| d) of other issuers | 1,064,687 | 19,790 | 1,084,477 |
| **60. Shares, interests and other equity securities** | **1,516,070** | **3,303** | **1,519,373** |
| **70. Equity investments** | **2,252,597** | **-180,482** | **2,072,115** |
| a) valued at net equity | 647,525 | -182,512 | 465,013 |
| b) other | 1,605,072 | 2,030 | 1,607,102 |
| **80. Equity investments in Group companies** | **151,528** | **-** | **151,528** |
| a) valued at net equity | 135,084 | - | 135,084 |
| b) other | 16,444 | - | 16,444 |
| **90. Positive consolidation differences** | **961,888** | **55,386** | **1,017,274** |
| **100. Positive net equity differences** | **56,766** | **-55,386** | **1,380** |
| **110. Intangible fixed assets** | **1,255,688** | **8,462** | **1,264,150** |
| *of which:* | | | |
| *- start-up costs* | *2,883* | *3* | *2,886* |
| *- goodwill* | *966,854* | *-* | *966,854* |
| **120. Tangible fixed assets** | **3,527,174** | **84,397** | **3,611,571** |
| **150. Other assets** | **29,119,828** | **67,358** | **29,187,186** |
| **160. Accrued income and prepaid expenses:** | **2,061,500** | **65,875** | **2,127,375** |
| a) accrued income | 1,663,189 | 56,666 | 1,719,855 |
| b) prepaid expenses | 398,311 | 9,209 | 407,520 |
| *of which:* | | | |
| *- issue discount on securities* | *10,023* | *-* | *10,023* |
| **Total assets** | **213,349,326** | **3,781,859** | **217,131,185** |

€ '000

| | AMOUNTS AS AT 31.12.2002 HISTORICAL | CHANGE IN SCOPE OF CONSOLIDATION | AMOUNTS AS AT 31.12.2002 RESTATED |
|---|---|---|---|
| **Liabilities and shareholders' equity** | | | |
| **10. Due to banks:** | **31,990,884** | **681,876** | **32,672,760** |
| a) on demand | 2,505,877 | 3,022 | 2,508,899 |
| b) on term or with notice | 29,485,007 | 678,854 | 30,163,861 |
| **20. Due to customers:** | **93,368,254** | **2,755,575** | **96,123,829** |
| a) on demand | 60,804,656 | 796,561 | 61,601,217 |
| b) on term or with notice | 32,563,598 | 1,959,014 | 34,522,612 |
| **30. Securities in issue:** | **33,173,457** | **2,808** | **33,176,265** |
| a) bonds | 14,873,615 | 371 | 14,873,986 |
| b) certificates of deposit | 17,317,982 | - | 17,317,982 |
| c) other securities | 981,860 | 2,437 | 984,297 |
| **40. Deposits received in administration** | **203,447** | **-** | **203,447** |
| **50. Other liabilities** | **27,553,355** | **41,287** | **27,594,642** |
| **60. Accrued liabilities and deferred income:** | **1,779,423** | **42,453** | **1,821,876** |
| a) accrued liabilities | 1,495,493 | 28,982 | 1,524,475 |
| b) deferred income | 283,930 | 13,471 | 297,401 |
| **70. Reserve for employee severance pay** | **960,897** | **1,261** | **962,158** |
| **80. Reserves for risks and charges:** | **3,640,543** | **118,654** | **3,759,197** |
| a) reserve for pensions and similar obligations | 538,266 | 39 | 538,305 |
| b) taxation reserve | 2,229,812 | 20,164 | 2,249,976 |
| c) consolidation reserve for future risks and charges | 3,886 | - | 3,886 |
| d) other reserves | 868,579 | 98,451 | 967,030 |
| **90. Loan loss reserves** | **93,791** | **17,350** | **111,141** |
| **100. Fund for general banking risks** | **137,361** | **-** | **137,361** |
| **110. Subordinated debt** | **7,088,478** | **31,669** | **7,120,147** |
| **120. Negative consolidation differences** | **51,888** | **-** | **51,888** |
| **130. Negative net equity differences** | **12,418** | **-** | **12,418** |
| **140. Minority portion of shareholders' equity (+/-)** | **+1,171,598** | **+88,926** | **+1,260,524** |
| **150. Capital** | **3,148,070** | **-** | **3,148,070** |
| **160. Share premium reserve** | **3,308,639** | **-** | **3,308,639** |
| **170. Reserves:** | **3,560,240** | **-** | **3,560,240** |
| a) legal reserve | 368,367 | - | 368,367 |
| c) statutory reserves | 771,601 | - | 771,601 |
| d) other reserves | 2,420,272 | - | 2,420,272 |
| **180. Revaluation reserves** | **305,343** | **-** | **305,343** |
| **190. Retained earnings** | **98** | **-** | **98** |
| **200. Net profit** | **1,801,142** | **-** | **1,801,142** |
| **Total liabilities and shareholders' equity** | **213,349,326** | **3,781,859** | **217,131,185** |

| | | | |
|---|---|---|---|
| **Guarantees and Commitments** | | | |
| **10. Guarantees given** | **12,367,572** | **130,698** | **12,498,270** |
| *of which:* | | | |
| *- acceptances* | *51,890* | *28,128* | *80,018* |
| *- other guarantees* | *12,315,682* | *102,570* | *12,418,252* |
| **20. Commitments** | **23,738,305** | **313,848** | **24,052,153** |
| *of which:* | | | |
| *- for sales with repurchase obligation* | - | - | - |

# Consolidated Profit and Loss Account

## as at 31 December 2002

### Reclassification due to modified scope of consolidation

€ '000

| | | 2002 HISTORICAL | CHANGE IN SCOPE OF CONSOLIDATION | 2002 RESTATED |
|---|---|---|---|---|
| 10. | Interest income and similar revenues | 9,926,722 | 409,322 | 10,336,044 |
| | *of which:* | | | |
| | *- on loans to customers* | *7,293,915* | *192,221* | *7,486,136* |
| | *- on debt securities* | *1,660,660* | *126,417* | *1,787,077* |
| 20. | Interest expense and similar charges | 5,015,538 | 246,580 | 5,262,118 |
| | *of which:* | | | |
| | *- on amounts due to customers* | *1,955,261* | *207,700* | *2,162,961* |
| | *- on securities in issue* | *1,011,085* | *87* | *1,011,172* |
| 30. | Dividends and other revenues: | 230,604 | 76 | 230,680 |
| | a) on shares, interests and other equity securities | 191,947 | - | 191,947 |
| | b) on equity investments | 38,657 | 76 | 38,733 |
| | c) on equity investments in Group companies | - | - | - |
| 40. | Commission income | 3,719,968 | 60,528 | 3,780,496 |
| 50. | Commission expense | 530,340 | 25,840 | 556,180 |
| 60. | Trading profit (loss) | 1,049,345 | 7,919 | 1,057,264 |
| 70. | Other operating income | 988,849 | 4,110 | 992,959 |
| 80. | Administrative expenses: | 5,022,570 | 111,276 | 5,133,846 |
| | a) payroll costs | 3,159,658 | 28,714 | 3,188,372 |
| | *of which:* | | | |
| | *- wages and salaries* | *2,246,909* | *36,619* | *2,283,528* |
| | *- social security contributions* | *592,173* | *6,379* | *598,552* |
| | *- severance pay* | *139,118* | *708* | *139,826* |
| | *- pensions and similar benefits* | *98,151* | *212* | *98,363* |
| | b) other administrative expenses | 1,862,912 | 82,562 | 1,945,474 |
| 90. | Writedowns of intangible and tangible fixed assets | 704,568 | 20,081 | 724,649 |
| 100. | Provisions for risks and charges | 163,690 | 351 | 164,041 |
| 110. | Other operating expenses | 256,228 | 24,879 | 281,107 |
| 120. | Writedowns of loans and provisions for guarantees and commitments | 1,489,302 | 39,476 | 1,528,778 |
| 130. | Write-backs to loans and provisions for guarantees and commitments | 510,032 | 1,725 | 511,757 |
| 140. | Provisions to loan loss reserves | 9,767 | - | 9,767 |
| 150. | Writedowns of financial investments | 311,855 | 1,068 | 312,923 |
| 160. | Write-backs of financial investments | 17,246 | - | 17,246 |
| 170. | Income (loss) from equity investments valued at net equity | -14,336 | - | -14,336 |
| **180.** | **Profit (loss) before extraordinary items and income tax** | **2,924,572** | **14,129** | **2,938,701** |
| 190. | Extraordinary income | 603,592 | 7,740 | 611,332 |
| 200. | Extraordinary charges | 245,055 | 1,058 | 246,113 |
| **210.** | **Extraordinary income (charge) – net** | **358,537** | **6,682** | **365,219** |
| 230. | Change in fund for general banking risks | +3,836 | - | +3,836 |
| 240. | Income tax for the year | 1,316,923 | 15,654 | 1,332,577 |
| 250. | Minorities | 161,208 | 5,157 | 166,365 |
| **260.** | **Net profit** | **1,801,142** | **-** | **1,801,142** |

156

# Notes To The Consolidated Accounts


| | | |
|---|---|---|
| **Scope of Consolidation** | | **158** |
| Scope of consolidation | | 158 |
| Consolidation Policies and Principles | | 162 |
| Change in Scope of Consolidation | | 164 |
| **Part A - Accounting Principles** | | **167** |
| Section 1 | Description of Accounting Principles | 167 |
| Section 2 | Adjustments and tax provisions | 173 |
| **Part B - Notes to the Balance Sheet** | | **174** |
| Section 1 | Loans and advances | 174 |
| Section 2 | Securities | 181 |
| Section 3 | Equity investments | 183 |
| Section 4 | Tangible and intangible fixed assets | 200 |
| Section 5 | Other asset items | 202 |
| Section 6 | Deposits | 204 |
| Section 7 | Reserves | 206 |
| Section 8 | Capital, reserves, fund for general banking risks and subordinated debt | 213 |
| Section 9 | Other liability items | 222 |
| Section 10 | Guarantees and commitments | 223 |
| Section 11 | Concentration and distribution of assets and liabilities | 231 |
| Section 12 | Asset management and trading on behalf of third parties | 253 |
| **Part C - Notes to the Profit and Loss Account** | | **262** |
| Section 1 | Interest | 262 |
| Section 2 | Commission | 264 |
| Section 3 | Trading profits | 266 |
| Section 4 | Administrative costs | 267 |
| Section 5 | Writedowns, write-backs and provisions | 268 |
| Section 6 | Other profit and loss account items | 272 |
| Section 7 | Other notes to the profit and loss account | 274 |
| **Part D - Other Information** | | **275** |
| Section 1 | Directors and Auditors | 275 |
| Section 2 | Cash-flow statement | 276 |

# Scope of Consolidation

## Scope of Consolidation

The consolidated report on operations provides combined coverage of the balance sheet, financial condition and operating results as at 31 December 2003 of the UniCredito Italiano Banking Group (Register of Banking Groups, Code No. 3135.1), which includes the Parent Company, companies in which the Parent Company holds a majority of voting rights either directly or indirectly, and companies that are controlled pursuant to provisions of bylaws and shareholder agreements (dominant influence), which operate in the banking and financial sectors, or which carry out, as their exclusive or main business, an activity that is complementary to that of the Group companies.

Consolidation is on a **line-by-line basis** for the accounts of the Parent Company and those companies belonging to the Bank Group, with the exception of:

- companies not operating as at 31.12.2003 ***(valued using the equity method)***:
  TradingLab Inc., Sviluppo Nord-Ovest S.G.R.p.A., Ot Financial Services Nominees Ltd., Zivnostenska Finance B.V., and Uni IT S.r.l., Centrum Kart S.A., IKB CorporateLab S.A. (newly established companies).
- companies in liquidation ***(carried at cost)***:
  Auges SpA SIM, Agroinvest FPS a.s.
- companies which, due to their size, are considered irrelevant for the purposes of the clarity of the accounts pursuant to paragraph 1 of Article 29 of Legislative Decree 87/92.
  These include:
  – *companies valued using the equity method*
    UniCredit International Services UNICIIS S.r.l., UniCredit Consulting S.r.l., Ventura Finance SpA, Pekao Financial Services Sp. Zo.o., Trinity Management Sp. Zo.o,. Pekao Access Sp.Zo.o., Central Poland Fund Llc, Pioneer Consulting Services S.A., Marketing Zagrebacke Banke d.o.o., Upi Poslovni System d.o.o., Zane BH d.o.o.
  – *companies carried at cost*
    Pracownicze Towarzystwo Emerytalne S.A., Pekao Uslugi Korporacyjne S.A. (formerly Pekao/Alliance Capital Management S.A. in liquidation), Zaba d.o.o.

The **proportional consolidation method** was used for the accounts of the Koç Finansal Hizmetler Ltd. Group.

Orbit Asset Management Limited, **which belongs to the Pioneer Group**, was consolidated using the **proportional method.**

The following equity investments are also included in the scope of consolidation:

- those companies under direct and/or indirect or joint control, which engage in businesses other than banking, financial, or ancillary operations;
- those companies in which the direct and/or indirect stake held is between 20 and 50 percent.

These companies are valued using the equity method.

Companies subject to significant influence but small in size, those to be sold or those not operating, which are valued at cost, are excluded from consolidation.

For the complete list of significant equity investments indicating the respective consolidation methods, see section 3.1, "Significant Equity Investments", in the Notes to the Accounts. The list below provides an overview of Group companies:

## 1. Investments consolidated using the line-by-line method

***Domestic Credit Institutions***

UniCredito Italiano SpA
UniCredit Banca SpA
UniCredit Banca d'Impresa SpA
UniCredit Private Banking SpA
UniCredit Banca Mobiliare SpA
Banca dell'Umbria 1462 SpA
Cassa di Risparmio di Carpi SpA
TradingLab Banca SpA
UniCredit Banca Mediocredito SpA
UniCredito Gestione Crediti SpA
UniCredit Banca per la Casa SpA
( formerly Adalya Banca Immobiliare SpA)
UniCredit Xelion Banca SpA (formerly Xelion Banca SpA)
Clarima Banca SpA (now UniCredit Clarima Banca SpA)

***Domestic Financial Companies***

Cordusio Società Fiduciaria per Azioni
CreditRas Previdenza SpA I.M.
Locat SpA
UniCredit Factoring SpA
Uniriscossioni SpA
Fida Sim SpA
F.R.T. Fiduciaria Risparmio Torino Sim SpA
UniCredit Private Asset Management S.G.R.p.A.
(formerly Rolo Pioneer S.G.R.p.A.)
Bac Fiduciaria SpA
Banca Agricola Commerciale della Repubblica
di San Marino S.A.
Grifofactor SpA
S+R Investimenti e Gestioni S.G.R.p.A.
Quercia Funding Srl
Ing Sviluppo Finanziaria SpA
(now Svilppo Finanziaria SpA)
Ing Investment Management Italia S.G.R. SpA (now
Pixel Investment Management S.G.R.p.A.)
Ing Sviluppo Fiduciaria SIM SpA
(now Sviluppo Fiduciaria SpA)
Ing Sviluppo Investimenti SIM SpA
(now Sviluppo Investimenti SIMp.A.)

***Domestic Ancillary Companies***

Quercia Software SpA
Trivimm Srl
UniCredit Produzioni Accentrate SpA
UniCredit Servizi Informativi SpA
Cordusio Immobiliare SpA
UniCredit Real Estate SpA
UniCredit Audit SpA

***Non-domestic Credit Institutions***

Banque Monegasque de Gestion S.A.
UniCredit (Suisse) Bank S.A.
UniCredito Italiano Bank (Ireland) Plc
Bulbank A.D.
Unibanka A.S.
Zivnostenska Banka A.S.
UniCredit Romania S.A.

***Non-domestic Financial Companies***

Tyrerescom Ltd
UniCredit Delaware Inc.
Cariverona Ireland Plc
CR Trieste Ireland Ltd
Demir Romlease S.A.
Demir Securities Romania S.A.
Xelion Doradcy Finansowi Sp.Zo.o.
(formerly Pekao Informatyka Sp.Zo.o.)
Euro Capital Structures Ltd.
Locat Leasing Croatia D.o.o.
Zb – Trust Investicni Spolecnost A.S.
UniCredito Italiano Capital Trust I

UniCredito Italiano Capital Trust II
UniCredito Italiano Funding LLC I
UniCredito Italiano Funding LLC II

***Pekao Group***
Bank Pekao S.A.
Bank Pekao (Ukraina) Ltd
Centralny Dom Maklerski Pekao S.A.
Drukbank Sp.z.o.o.
Leasing Fabryczny Sp.Zo.o.
Pekao Faktoring Sp.Zo.o.
Pekao Fundusz Kapitalowy Sp. Zo.o.
Pekao Leasing Sp.Zo.o.
Pekao Pioneer PTE S.A.

***Pioneer Group***
Pioneer Global Asset Management SpA
Pioneer Investment Management S.G.R. p.A.
Pioneer Alternative Investment Management S.G.R.p.A
Pioneer Alternative Investment Management Ltd
Pioneer Fonds Marketing Gmbh
Pioneer Global Funds Distributor Ltd
Pioneer Global Investments Ltd
Pioneer Asset Management S.A.
(formerly Pioneer Institutional Investment Management S.A.)
Pioneer Investment Management Ltd.
Pioneer Pekao Investment Management S.A.
Pioneer Pekao TFI S.A.
Pioneer Investment Management USA Inc.
Pioneer Czech Financial Company Sro
Pioneer Czech Investment Company A.S.
Pioneer Investment Management Inc.
Pioneer Funds Distributor Inc.
Pioneer Investment Management Shareholder Services Inc.
Pioneer Alternative Investments Management (Bermuda) Ltd (formerly Momentum Holdings Ltd)
KI7(7) Limited
Pioneer Alternative Investments UK Ltd (formerly Momentum UK Ltd)
Pioneer Alternative Investments (New York) Ltd (formerly Momentum New York Ltd)
Pioneer Global Investments (HK) Ltd (formerly Momentum Asia (Hong Kong) Ltd)
Pioneer Global Investments (Australia) PTY Ltd (formerly Momentum Australia (PTY) Ltd)
Pioneer Alternative Investments (Israel) Ltd (formerly Special Fund Marketing Israel Ltd)
Zb – Asset Management A.S.

***Zagebracka Group***
Zagrebacka Banka d.d.
Prva Stambena Stedionica d.d.
Universal Banka d.d.
Varazdinska Banka d.d.
Zagrebacka Banka BH d.d.
ZB Invest d.o.o.
Pominvest d.d.
Zagreb Nekretnine d.o.o.

## 2. Investments consolidated using the proportional method

***Pioneer Group***
Orbit Asset Management Limited

**Koç Group**
Koç Finansal Hizmetler A.S.
KoçBank A.S.
KoçLease - Koç Finansal Kiralama A.S.
KoçFaktor - Koç Faktoring Hizmetleri A.S.
Koç Yatirim Menkul Degerler A.S.
KoçBank Nederland N.V
Koç Portfoy Yonetim A.S.
KoçBank (Azerbaijan) Ltd

## 3. Investments consolidated using the net equity method

UniCredit Broker SpA (formerly Broker Credit SpA)
Commercial Union Vita SpA
UniCredit International Services UniCIIS Srl
CreditRas Assicurazioni S.p.A
CreditRas Vita S.p.A
Fidia Fondo Interbancario d'Investimento Azionario S.G.R.p.A.
Selezione Terza Srl
S.T.T. SpA
UniCredit Assicura Srl (formerly UniCreditAssicura S.r.l.)
UniCredit Consulting Srl
UniCredit Energia S.c.r.l.
Banca Cassa di Risparmio di Savigliano SpA
Consorzio CA.RI.CE.SE
Cassa di Risparmio di Bra SpA
Cassa di Risparmio di Fossano SpA
Cassa di Risparmio di Saluzzo SpA
Liseuro SpA
Società Friulana Esazione Tributi – S.F.E.T. SpA
S.S.I.S. Società Servizi Informatici Sammarinese SpA
Agrocons Centrum A.S. (in liquidation)
Grifo Insurance Brokers Srl
Immobiliare Lombarda SpA
Ing Agenzia Assicurativa SpA (now XAA Agenzia Assicurativa SpA)
Ing Employee Benefits SpA (Employee Benefits SpA)
Locat Rent SpA
Ventura Finance SpA
Vivacity SpA
IKB CorporateLab S.A.
TradingLab Inc.
I-Faber SpA
TLX SpA
E2E Infotech Ltd
Sviluppo Nord-Ovest S.G.R.p.A.
UniCredit ServiceLab SpA
On Investment Services Srl
Synesis Finanziaria SpA
Uni IT Srl
Zivnostenska Finance B.V.

***Pekao Group***

Anica System S.A.
BDK Consulting Ltd
Pekao Development Sp.Zo.o.
Pekao Financial Services Sp.Zo.o.
Trinity Management Sp.Zo.o.
Jupiter NFI S.A.
Pekao Access Sp. Zo.o.
Central Poland Fund LLC
Grupa Inwestycyjna Nywing S.A.
Hotel Jan III Sobieski Sp.Zo.o.
Krajowa Izba Rozliczeniowa S.A.
Fabryka Maszyn Sp.Zo.o.
Fabryka Sprzetu Okretowego "Meblomor" S.A.
Masters S.A.
Polonit Sp.Zo.o.
Tomtex S.A.
Zaslaw Spin
Centrum Kart S.A.

***Pioneer Group***

Pioneer Consulting Services S.A.
Ot Financial Services Nominees Limited

***Zagebracka Group***

Allianz Zagreb Dionicko Drustvo Za Osiguranje
Allianz Zb d.o.o. Drustvo Za Upravljanje Obveznim Mirovinskim Fondom
Allianz Zb d.o.o. Drustvo Za Upravljanje Dobrovoljnim
Mirovinskim Fondom
Centar Gradski Podrum d.o.o.
Centar Kaptol d.o.o.
Istraturist Umag, Hotelijerstvo I Turizam d.d.
Lipa d.d.
Marketing Zagrebacke Banke d.o.o
Zaba Turizam d.o.o.
Zane BH d.o.o.
Upi Poslovni Sistem d.o.o.

***Koç Group***

Koç Asset Management S.A.

## Consolidation Policies and Principles

The accounting policies and principles of consolidation followed are reported below.

### Accounts included in consolidation

The pro-forma accounts as at 31 December 2003 of the Parent Company and companies consolidated using the line-by-line method were used for consolidation, as prepared and approved by the appropriate company bodies prior to the approval of the Group's consolidated accounts by the Board of Directors of UniCredito Italiano SpA. Similarly, these accounts will be submitted for the approval of the respective shareholders' meetings, which will take place on a date prior to the Parent Company's shareholders' meeting.

The accounts used for the line-by-line consolidation were appropriately reclassified and adjusted to take into account consolidation requirements and, as necessary, revised to standardise them to the Group's accounting principles.

Leading auditing firms certified the accounts of the main companies consolidated on a line-by-line basis.



For the purposes of consolidation, accounts prepared using the "financial method" were used for the Group's leasing operations.

Equity investments were valued using the equity method on the basis of the latest available accounts or draft accounts.

Accounts expressed in foreign currencies were converted on the basis of official exchange rates at the end of the year for consolidation on a line-by-line basis and for valuation using the equity method.

### Consolidation of equity investments

The book value of ***equity investments in subsidiaries*** included for the first time in consolidation is offset by the corresponding fraction of the shareholders' equity of those companies, and their assets and liabilities are included using the line-by-line or proportional method. The difference resulting from this offset is allocated in the consolidated accounts, where possible, to the asset or liability items of the subsidiary.

Any remaining **negative** difference is posted to the consolidated balance sheet in the item "negative consolidation differences", and any **positive** difference is posted to the consolidated balance sheet in the item "positive consolidation differences", to be amortised over a ten-year period. For those equity investments made and consolidated during the second half of the year, amortisation is calculated as a fraction of the months of ownership out of the total months of the year.

If the negative difference is due to the subsidiary's projected poor future operating performance, it is posted to the "consolidation reserve for future risks and charges", which is transferred to the consolidated profit and loss account when, and to the extent that, this projection materialises.

The operating results of companies being included in, or removed from, consolidation on a line-by-line basis in 2003 were included in the Group's consolidated net profit in proportion to the percentage and period held; the difference was allocated to minority interests.

Consolidated reserves also include the differences resulting from the conversion of shareholders' equity (at the official year-end exchange rate) expressed in the foreign currencies of the subsidiaries included in consolidation.

For those companies consolidated using the line-by-line or proportional method, consolidation procedures were followed as set out in Circular No. 166 of the Supervisory Authority for the implementation of Legislative Decree 87/92:

- sum of the items of the individual accounts in accordance with the mandatory formats;
- elimination of balance sheet and profit and loss items arising from intra-group transactions, with the exception of trading profits and losses, and income and charges comparable to interest related to "off balance sheet" transactions, and forward currency and security transactions. These items were not eliminated in order to provide a more precise and accurate representation of the group's various operating and financial situations and the related sources of expenses and revenues. However, these transactions were carried out at market prices;
- elimination of dividends collected within the Group and of writedowns and writebacks on consolidated equity investments;
- elimination of the book value of subsidiaries from the accounts of the parent company against the equity of the subsidiaries, taking into account that noted above with regard to consolidation differences and changes;
- posting of minority interests, including negative and positive consolidation and net equity differences resulting from the consolidation of indirect equity investments, in the appropriate liability account, with a separate indication in the profit and loss account of the minority portion of net profit. The minority interest in revaluation reserves and the fund for general banking risks are not subject to this procedure. They are maintained as a separate item with a record of the relevant minority interest.

Changes in the value of the shareholders' equity of subsidiaries corresponding to the stake held and occurring in the years following the first application of the consolidation principles, are posted in balance sheet item 170 d), ("other reserves").

Those **equity investments** over which the parent company exercises significant influence, i.e., those in which the equity investment percentage is greater than 20%, and those subsidiaries not consolidated on a line-by-line basis, are consolidated using the equity method.

If book value exceeds the corresponding fraction of shareholders' equity found upon application of the principle, which is attributed to goodwill, it is posted to the balance sheet asset item "positive net equity differences".

If the book value is found to be lower than the corresponding fraction of shareholders' equity, the difference is posted to the item "negative net equity differences", or, when such difference is the result of the projection of changes in the future operating results of the subsidiary, it is posted to sub-item c) "consolidation reserve for future risks and charges" under the item "reserves for risks and charges."

Changes in the net equity of the subsidiary corresponding to the interest held and occurring in the years following the year in which the accounting principle is first applied, are posted as follows:
– to the extent of the net profit (loss) for the period, in item 170 of the profit and loss account ("Income (loss) from equity investments valued at net equity");
– to the extent of the increase (decrease) in shareholders' equity, in item 170 d) of the balance sheet ("other reserves").

## Changes in Scope of Consolidation

Below are changes in the scope of consolidation as at 31 December 2003 compared to 31 December 2002:

### A. COMPANIES INCLUDED IN CONSOLIDATION

### A.1 Line-by-line method



**Additions**

*Acquisitions:*
- Zivnostenska Banka A.S.
- Ing Sviluppo Finanziaria SpA (now Sviluppo Finanziaria SpA)
- Ing Investment Management Italia S.G.R.p.A. (now Pixel Investment Management SGRpA)
- Ing Sviluppo Fiduciaria Sim SpA (now Sviluppo Fiduciaria SpA)
- Ing Sviluppo Investimenti Sim SpA (now Sviluppo Investimenti SIMpA)

*Newly established companies:*
- Cordusio Immobiliare SpA
- UniCredit Real Estate SpA

*Transfer from equity investments valued at net equity:*
- UniCredit Audit SpA
- UniCredit Banca d'Impresa SpA (formerly UniCredit Servizi Corporate SpA)
- UniCredit Private Banking SpA (formerly UniCredit Servizi Private SpA)
- Demir Romlease S.A.
- Demir Securities Romania S.A.
- Locat Leasing Croatia D.o.o.
- Xelion Doradcy Finansowi Sp.Zo.o. (formerly Pekao Informatyka Sp.Zo.o.)
- Zb - Asset Management A.S.
- Zb - Trust Investicni Spolecnost A.S.

**Exclusions**

*Companies liquidated or sold:*
- Bank Polska Kasa Opieki Tel-Aviv Ltd
- Rolo Pioneer Luxembourg S.A.
- Pioneer Investment Management S.A.
- UniCredit Capital Italia Advisory Company S.A.
- Moriah S.A.

*Absorption by Zagrebacka Banka D.D. of:*
- Cassa di Risparmio di Trieste Banca D.D.

*Absorption by Zaba Turizam of:*
• ZB Brokeri D.o.o.

*Absorption by Pioneer Alternative Investments Management (Bermuda) Ltd (formerly Momentum Holdings Ltd) of:*
• Momentum Advisory Ltd
• Momentum Asia Ltd
• Momentum Asset Management Ltd
• Momentum Marketing Ltd

*Absorption by Pioneer Investment Management S.G.R.p.A. of:*
• UniCredit Fondi S.G.R. p.A.

## A.2 Proportional method

**Additions**

*Transfer from equity investments valued at net equity:*
• Koç Finansal Hizmetler A.S.

*Based on the proportional consolidation of Koç Finansal Hizmetler A.S.:*
• KoçBank A.S.
• KoçLease – Koç Finansal Kiralama A.S.
• KoçFaktor – Koç Faktoring Hizmetleri A.S.
• Koç Yatirim Menkul Degerler A.S.
• KoçBank Nederland N.V
• Koç Portfoy Yonetim A.S.
• KoçBank (Azerbaijan) Ltd



## B. EQUITY INVESTMENTS VALUED AT NET EQUITY

**Additions**

*Newly established companies:*
• Synesis Finanziaria SpA
• Uni IT Srl
• Centrum Kart S.A.
• IKB CorporateLab S.A.

*Acquisitions:*
• Ing. Agenzia Assicurativa SpA
(now XXA Agenzia Assicurativa SpA)
• Ing. Employee Benefits SpA
(now Employee Benefits SpA)

*Based on the line-by-line/proportional consolidation of the controlling Company/ies:*
• Zb Trust Investicni Spolecnost A.S.
• Zb Asset Management A.S.
• Zivnostenska Finance B.V.
• Koç asset Management S.A.

*Transfer from Other Significant Equity Investments carried at cost:*
• Anica System S.A.
• Fabryka Maszyn Sp.Zo.o.
• Fabryka Sprzetu Okretowego "Meblomor" S.A.
• Masters S.A.
• Polonit Sp.Zo.o.
• Tomtex S.A.
• Zaslaw Spin

**Exclusions**

*Companies liquidated or sold:*
• Old City Financial Services Ltd
• Milano Innovazione S.G.R. SpA

*Transfer to equity investments consolidated on a line-by-line basis:*
- UniCredit Audit SpA
- UniCredit Banca d'Impresa SpA (formerly UniCredit Servizi Corporate SpA)
- UniCredit Private Banking SpA (formerly UniCredit Servizi Private SpA)
- Demir Romlease S.A.
- Demir Securities Romania S.A.
- Locat Leasing Croatia D.o.o.
- Xelion Doradcy Finansowi Sp.Zo.o. (formerly Pekao Informatyka Sp.Zo.o.)
- Zb - Asset Management A.S.
- Zb - Trust Investicni Spolecnost A.S.

*Transfer to equity investments consolidated using the proportional method:*
- Koç Finansal Hizmetler A.S.

---

## C. OTHER SIGNIFICANT EQUITY INVESTMENTS

### Additions

*Other changes:*
- Consortium Srl

*Based on the line-by-line/proportional consolidation of the controlling Company/ies:*
- Cesky Leasing Spol. S.R.O.
- Hur Emlak Ins Tic AS
- Koç Kultur Sanat Tanitim A.S.

### Exclusions

*Companies liquidated or sold:*
- Polcard S.A.
- Pollena Ewa S.A.
- Waw Pzl Sp.Zo.o.
- Witwornia Silnikow Pzl-Mielec Sp.Zo.o.
- Europay Hrvatska D.o.o.
- Veleks D.D.
- La Compagnie Fiduciaire S.p.A
- S.T.O.A. Società Triveneta per l'Organizzazione e l'Automazione SpA
- Cesky Leasing Spol. S.R.O.
- Jarocinskie Fabryki Mebli (JFM)
- Pioneer Funds Management Ltd
- Zaba D.o.o.
- Medtrade D.o.o.
- Zpc Swidnik Sp.Zo.o.

*Other changes:*
- Baldini e Castoldi SpA

*Transfer to equity investments consolidated on a net equity basis:*
- Anica System S.A.
- Fabryka Maszyn Sp.Zo.o.
- Fabryka Sprzetu Okretowego "Meblomor" S.A.
- Masters S.A.
- Polonit Sp.Zo.o.
- Tomtex S.A.
- Zaslaw Spin

# Part A - Accounting principles

## Section 1 DESCRIPTION OF ACCOUNTING PRINCIPLES

The Parent Company has provided appropriate guidelines for obtaining a high degree of standardisation in accounting policies and principles used and for reporting certain operating events.

The accounting principles used are in line with those used for the preparation of the consolidated accounts as at 31 December 2002.

Furthermore, in accordance with legislative provisions, assets and liabilities reported in accounts and "off balance sheet" items are valued separately; however, interrelated assets and liabilities are valued in a consistent manner.

A connection is made between related hedging transactions.

### 1. Loans - Guarantees and Commitments

#### Loans



Loans are valued at their estimated realisable value, which is also determined by taking into account market prices, when available, on the basis of:

a) the debtors' solvency;

b) the difficulty of servicing debt in countries where debtors reside.

As regards customers, the estimated realisable value is determined on the basis of a careful assessment of all elements characterising the history of the relationships, and also taking into account information available as to the balance sheet, operating performance and financial condition of debtors.

Consideration is also given to the nature of the business performed, the degree of risk of the particular type of credit facility, and any guarantees given.

The following should be noted regarding the various categories of "**bad and doubtful debts**":

- **Non-performing loans** are those loans that have formally deteriorated, and consist of exposure to customers that find themselves in a state of insolvency, even if not determined by a court, or in similar situations: valuations are performed on a specific basis;
- **Doubtful loans** are defined as loans to borrowers that find themselves in temporary difficulties, which are expected to be resolved within a reasonable period of time. They are usually assessed for an overall amount on a historical and statistical basis, and on a specific basis when circumstances make this advisable;

- **Loans to countries at risk**, i.e., to central governments, banks or customers in countries having difficulties servicing their debt, are valued using the percentages adopted by the Italian banking industry. They are valued on a general basis using the same percentages as those calculated by the industry, and such loans are subject to periodic review with regard to the countries to be included in this area and the degree of the writedown to be applied; when specific elements recommend it, general writedowns are supplemented by specific writedowns;
- **Consolidated or restructured exposure, or exposure subject to possible consolidation or restructuring** represent exposure to counterparties with which agreements have been or are being concluded, which call for the granting of a moratorium on debt repayment and the simultaneous renegotiation of terms and conditions at below-market terms and interest rates, the conversion of a portion of the loans into shares and/or potential principal write-offs. They are valued on a specific basis with the inclusion in writedowns of the present value of the charge resulting from any renegotiated rates and terms, which are lower than the related cost of funds.

Bad and doubtful debts are identified by the portfolio managers responsible for the relationships concerned. They operate under powers delegated to them, using, as necessary, specialised scoring systems that analyse the performance of the relationship in question.



Each Group bank has a centralised team that is responsible for monitoring and overseeing the entire customer portfolio.

With regard to "**performing loans**" to customers, a general writedown is made (for so-called inherent risk) on exposures related to the entire loan portfolio or those business sectors which have a higher risk profile at that time.

## Guarantees and Commitments

Guarantees issued and commitments assumed that incorporate credit risk are reported at the total amount of the commitment assumed and are valued using the same criteria as for loans.

Estimated losses from the valuation of guarantees and commitments are covered by appropriate reserves.

If the reasons giving rise to the writedowns relating to loans (and advances), guarantees and commitments are no longer applicable in whole or in part, the necessary writebacks are made.

## 2. "Off balance sheet" securities and transactions (other than those involving foreign currencies)

### 2.1. Investment securities

Securities that are classified as financial fixed assets are valued at purchase cost adjusted, as applicable, for any writedowns necessary to account for the permanent deterioration of the solvency of the issuer and of the debt repayment capacity of the issuer's country of residence, unless there are appropriate guarantees.

The writedowns carried out are cancelled in whole or in part when the reasons that gave rise to them no longer apply.

Cost is determined using the principle of "weighted-average rolling cost" on a daily basis. This is adjusted using the so-called "trading spread", that is the applicable portion of the difference between the acquisition cost and the higher or lower repayment value at maturity (including the issuance spread), which is increased or decreased by the interest generated by the securities.

### 2.2. Trading securities



Securities not valued as financial fixed assets are valued:
a) at market value, if listed on regulated markets;
b) at the lower of cost or market value if not listed on regulated markets.

Cost is determined using the principle of "weighted-average rolling cost" on a daily basis adjusted for the applicable portion, during the period, of the premium or discount on the securities (net of withholding tax accrued until the application of Legislative Decree 239/96).

Market value is determined as follows:
a) for securities listed on regulated Italian and foreign markets, using the price reported on the last business day of the period, when a substantial portion of the securities is hedged by derivative contracts; for all other cases, the average price for December is used;
b) for securities not listed on regulated Italian and foreign markets, using the estimated sales value.

Reference is made to the following measures to determine the latter value:
- market performance for similar securities listed on regulated Italian and foreign markets;
- the discounting of future cash flows on the basis of projected market returns;
- the solvency of issuers;
- any difficulty servicing debt in countries where issuers reside;
- other information that can be determined objectively.

## 2.3. "Off balance sheet" transactions

"Off balance sheet" transactions, except those for foreign currencies, which are classified as financial fixed assets, are valued at contract value for spot or forward securities trading contracts that have not been settled, or for derivative contracts with an underlying security.

"Off balance sheet" transactions, except those for foreign currencies, which are not classified as financial fixed assets, are primarily valued using the following criteria:

a) spot or forward contracts that have not been settled:

- if involving securities that are listed on regulated markets, at the market value, meaning the price determined at the end of the period for maturities corresponding to those transactions being valued;
- if involving securities that are not listed on regulated markets, at the lower of contract value and market value for purchases, and at the higher of the above for sales. To determine market value, reference is made to the principles reported in the discussion of valuation of unlisted "trading" securities, and to the paragraph above;

b) derivative contracts, with underlying securities, or which are linked to interest rates, indices or other assets:

- if held as a part of trading portfolios, they are valued on the basis of market values defined as follows:
  - for contracts listed on regulated markets, the respective prices;
  - for other contracts, the values obtained by referring to parameters that are listed or available through standard international information channels and, in any event, determined objectively;
- if held for hedging purposes, they are treated in the same way as the assets or liabilities hedged. Thus:
  - if they are related to assets or liabilities that are interest bearing and valued at cost/face value (e.g. deposits or investment securities), the derivative contracts are also valued at cost and the differentials/margins that are settled/accrued during the period flow to interest-comparable income (expense), based on a time distribution in keeping with that for recording interest generated by the assets or liabilities hedged, in the case of specific hedges, or based on the contract term, in the case of general hedging (in the latter case, for futures or options on securities or interest rates, reference is made to the maturity of the underlying security, even if this is notional, and for forward rate agreements to the length of time in relation to which the interest differential is calculated;
  - if the assets or liabilities are interest bearing but are reported at market value (e.g. portfolios of trading securities):
    - the differentials settled or accrued flow to interest, with the exception of those related to single-flow contracts with underlying assets having a life of over one year (e.g. futures and options), which are instead allocated to trading profits or losses;
    - derivative contracts are also subject to valuation, but only to the extent of the portion of differentials accruing, and the results flow to trading profits or losses;
  - finally, if the assets or liabilities hedged are not interest bearing and are reported at market value (e.g. stocks), the derivative contracts used for hedging (options, futures) are also reported at market value, and the results of the valuation flow to trading profits (losses).

## 3. Equity investments

Equity investments in companies subject to significant influence are reported in consolidated accounts at a value determined using the net equity method as indicated in "Consolidation principles".

Equity investments in companies in which the stake held is less than 20% of ordinary capital are valued at the acquisition cost, adjusted, as applicable, for any writedowns necessary to take into account any permanent loss in value.

The writedowns carried out are cancelled in whole or in part when the reasons that gave rise to them no longer apply.

Equity investments in subsidiaries whose total assets are not material or that do not operate in a similar sector are valued at equity, while those subject to significant influence that are not material or are to be sold are valued at cost.

## 4. Assets and liabilities in foreign currencies (including "off-balance-sheet" transactions)

Assets and liabilities denominated in foreign currencies are valued at the spot exchange rate on the date the period ends.

Financial fixed assets that are not hedged, overall or individually, on the spot or forward markets, are valued at the exchange rate in effect on their purchase date.

Off balance sheet foreign currency transactions are valued as follows:

- spot transactions to be settled, at the spot exchange rate in effect on the date the period ends;
- forward transactions (outright or resulting from repurchase agreements):
  - if entered into for trading reasons, at the forward exchange rate in effect for corresponding maturities;
  - if entered into for hedging purposes, at the spot exchange rate in effect on the date the period ends;

In fact, with regard to the latter, in line with the approach for determining forward prices, it was deemed appropriate to treat them as financial transactions equivalent to the underlying transactions: deposits in the respective currencies and spot exchange transactions. The operating structure governed by this approach manages the two components of risk separately:

- that related to the "base," by systematically allocating it to the spot exchange position;
- that related to interest differentials, by reporting it in an appropriate position that treats margins in the same way as interest on deposits, in terms of "applicability".

Other off balance sheet transactions in the form of derivative contracts, are reported at market value if held in portfolios made up of trading securities, or, in line with the assets or liabilities hedged if held for hedging purposes, in accordance with the approach noted above in point 2.3 b.

## 5. Tangible fixed assets

Tangible fixed assets are reported at purchase cost including ancillary costs, plus any further incremental expenses, with the exception of revaluations made by law.

The cost of tangible fixed assets, the use of which is limited over time, is depreciated on a straight-line basis in accordance with their remaining useful life.

Tangible fixed assets which, on the date the period ends, have experienced a permanent decline of the cost or value described above, are reported at such lower value.



## 6. Intangible fixed assets

Goodwill and positive consolidation differences are generally amortised over a ten-year period.

The cost of patents, rights to use intellectual property and licences, trademarks and similar rights and assets, are amortised on a straight-line basis over their remaining useful life.

Start-up and expansion costs, research and development costs and other capitalised costs are amortised over a period not to exceed five years.

## 7. Other aspects

**Amounts due to banks and customers and deposits received in administration** are reported at face value.

**Securities in issue**, consisting of bonds, certificates of deposit and bank drafts, are also reported at face value, while zero coupon bonds are posted at issue price plus accrued interest.

**Other assets** include advances made as a part of tax collection operations for uncollected taxes, while other liabilities include the amounts of taxes collected but not yet paid to tax authorities, including any advance tax payments received from taxpayers.

### 7.1 Deferred taxation

This item includes deferred tax assets and liabilities originating from the criteria used to determine net profit for the period, which differ from those dictated by tax regulations for the determination of taxable income, in terms of any timing differences.

Deferred tax assets are reported if there is a reasonable certainty of their recovery, which would occur in relation to the capacity to generate future taxable income.

Deferred tax liabilities are reported unless it is unlikely that they will be incurred.

Each company, based on instructions of the Parent Company, has made the appropriate entries based on its own specific current and future tax situation.

The methods applied are reported in detail in Part B) Notes to the Balance Sheet – Section 7 – Reserves.

## Section 2 TAX ADJUSTMENT AND TAX PROVISIONS

### 2.1 Writedowns made solely in accordance with tax laws

None.

### 2.2 Provisions made solely in accordance with tax laws

Provisions were made to Loan loss reserves amounting to €43.9 million which, net of the tax effect, had a negative effect on net income for the year of € 27.2 million (of which the minority portion is lower than the minimum amount considered or otherwise insignificant).

Loan loss reserves are created through provisions with respect to principal, in order to obtain the tax benefits under paragraph 3, Article 71 of Presidential Decree 917/86.

## Section 1 LOANS

The breakdown by economic counterparty of the Group's loan portfolio, is as follows:

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| **10. Cash and deposits with central banks and post offices** | **1,952,396** | **1,648,726** | **1,609,848** |
| **30. Loans to banks** | **32,783,258** | **29,480,297** | **28,098,561** |
| **40. Loans to customers** | **126,709,237** | **115,440,057** | **113,824,110** |
| Total | **161,444,891** | **146,569,080** | **143,532,519** |

### *Item 10 "Cash and deposits with central banks and post offices"*

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| Notes and coins | 1,770,602 | 1,521,554 | 1,491,688 |
| Deposits with the Treasury, Bank for Deposits and Loans, post office savings banks and the Italian Exchange Office | 4,219 | 13,745 | 13,745 |
| Deposits at the Bank of Italy and central banks | 146,640 | 99,578 | 91,990 |
| Other items of value | 30,935 | 13,849 | 12,425 |
| **Total** | **1,952,396** | **1,648,726** | **1,609,848** |

174

### 1.1 Detail of Item 30 "Loans to banks"

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| a) Loans to central banks | 4,064,970 | 3,430,690 | 2,875,603 |
| b) Securities eligible for refinancing at central banks | - | - | - |
| c) Loans under financial leases | 1,756 | - | - |
| d) Repo transactions | 21,361,929 | 17,630,498 | 17,630,498 |
| e) Securities lending | 44,179 | 42,519 | 42,519 |

## 1.2 Loans to banks – bad and doubtful debts

€ '000

| | AMOUNTS AS AT 31.12.2003 | | | AMOUNTS AS AT 31.12.2002 RESTATED | | | AMOUNTS AS AT 31.12.2002 HISTORICAL | | |
|---|---|---|---|---|---|---|---|---|---|
| | GROSS EXPOSURE | TOTAL WRITEDOWNS | NET EXPOSURE | GROSS EXPOSURE | TOTAL WRITEDOWNS | NET EXPOSURE | GROSS EXPOSURE | TOTAL WRITEDOWNS | NET EXPOSURE |
| **A. Doubtful loans** | **146,541** | **105,229** | **41,312** | **160,652** | **116,201** | **44,451** | **158,266** | **116,201** | **42,065** |
| A.1. Non-performing loans | 106,823 | 101,845 | 4,978 | 114,881 | 107,826 | 7,055 | 114,881 | 107,826 | 7,055 |
| A.2. Doubtful loans | 539 | 135 | 404 | 627 | 157 | 470 | 627 | 157 | 470 |
| A.3. Loans being restructured | - | - | - | - | - | - | - | - | - |
| A.4. Restructured loans | - | - | - | - | - | - | - | - | - |
| A.5. Unsecured loans to countries at risk | 39,179 | 3,249 | 35,930 | 45,144 | 8,218 | 36,926 | 42,758 | 8,218 | 34,540 |
| **B. Performing loans** | **32,742,292** | **346** | **32,741,946** | **29,436,032** | **186** | **29,435,846** | **28,056,682** | **186** | **28,056,496** |
| **Total (A+B)** | **32,888,833** | **105,575** | **32,783,258** | **29,596,684** | **116,387** | **29,480,297** | **28,214,948** | **116,387** | **28,098,561** |

## 1.3 Changes in bad and doubtful debts - banks

€ '000

| | NON - PERFORMING LOANS | DOUBTFUL LOANS | LOANS BEING RESTRUCTURED | RESTRUCTURED LOANS | UNSECURED LOANS TO COUNTRIES AT RISK |
|---|---|---|---|---|---|
| **A. Initial gross exposure** | **114,881** | **627** | **-** | **-** | **42,758** |
| *A.1 of which: for overdue interest* | *31,816* | - | - | - | - |
| **B. Increases** | **10,695** | **18** | **-** | **-** | **33,230** |
| B.1 Transfers from performing loans | 3,664 | - | - | - | 3,484 |
| B.2 Overdue interest | 305 | - | - | - | - |
| B.3 Transfers from other categories of bad and doubtful debts | - | - | - | - | - |
| B.4 Other increases * | 6,726 | 18 | - | | 29,746 |
| **C. Decreases** | **18,753** | **106** | **-** | **-** | **36,809** |
| C.1 Transfers to performing loans | - | - | - | - | 1,474 |
| C.2 Write-offs | 342 | - | - | - | 2,243 |
| C.3 Recoveries | 7,119 | 51 | - | - | 2,732 |
| C.4 Sales proceeds | - | - | - | - | - |
| C,5 Transfers to other categories of bad and doubtful debts | - | - | - | - | - |
| C.6 Other decreases | 11,292 | 55 | - | - | 30,360 |
| **D. Final gross exposure** | **106,823** | **539** | **-** | **-** | **39,179** |
| *D.1 of which: for overdue interest* | *30,881* | - | - | - | - |

* Sub-item B.4 "Other increases" includes the changes resulting from the changed scope of consolidation. The effect of the individual items may be seen in table 1.2, in which the book amounts and restated amounts, as at 31 December 2002, are reported in the "gross exposure" column.

## 1.4 Changes in bad and doubtful debt adjustments - banks

€ '000

| | NON-PERFORMING LOANS | DOUBTFUL LOANS | LOANS BEING RESTRUCTURED | RESTRUCTURED LOANS | UNSECURED SOVEREIGN LOANS | PERFORMING LOANS |
|---|---|---|---|---|---|---|
| **A. Initial total writedowns** | **107,826** | **157** | **-** | **-** | **8,218** | **186** |
| *A.1 of which: for overdue interest* | *31,816* | - | - | - | - | *161* |
| **B. Increases** | **10,827** | **5** | **-** | **-** | **1,057** | **297** |
| B.1 Writedowns | 6,981 | - | - | - | 1,057 | 297 |
| *B.1.1 of which: for overdue interest* | *280* | - | - | - | 2 | *175* |
| B.2 Use of loan loss reserves | - | - | - | - | - | - |
| B.3 Transfers from other categories of debts | - | - | - | - | - | - |
| B.4 Other increases | 3,846 | 5 | - | - | - | - |
| **C. Decreases** | **16,808** | **27** | **-** | **-** | **6,026** | **137** |
| C.1 Write-backs from assessments | 1,044 | - | - | - | 2,590 | - |
| *C.1.1 of which: for overdue interest* | - | - | - | - | - | - |
| C.2 Write-backs from recoveries | 7,118 | 13 | - | - | 34 | 132 |
| *C.2.1 of which: for overdue interest* | *334* | - | - | - | - | - |
| C.3 Write-offs | 342 | - | - | - | 2,243 | - |
| C.4 Transfers to other categories of debts | - | - | - | - | - | - |
| C.5 Other decreases | 8,304 | 14 | - | - | 1,159 | 5 |
| **D. Final total writedowns** | **101,845** | **135** | **-** | **-** | **3,249** | **346** |
| *D.1 of which: for overdue interest* | *30,881* | - | - | - | - | *336* |

### *Item 30 "Loans to banks"*

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| **a) on demand:** | | | |
| Deposits | 758,471 | 1,716,824 | 1,671,029 |
| Loans | 102,388 | 153,298 | 153,298 |
| Current accounts for services rendered | 649,616 | 487,216 | 481,726 |
| Bills and notes discounted | - | - | - |
| Loans to central banks | 424,435 | 562,563 | 562,563 |
| Other transactions | 105,006 | 130,734 | 129,908 |
| | **2,039,916** | **3,050,635** | **2,998,524** |
| **b) Other loans** | | | |
| Loans to central banks | 3,640,535 | 2,868,127 | 2,313,040 |
| Loans under financial leases | 1,756 | - | - |
| Deposits | 4,307,560 | 5,196,309 | 4,526,584 |
| Loans | 434,259 | 475,194 | 465,249 |
| Non-performing loans | 4,978 | 7,055 | 7,055 |
| Repo transactions | 21,361,929 | 17,630,498 | 17,630,498 |
| Stock lending | 44,179 | 42,519 | 42,519 |
| Bills and notes discounted | 42,966 | 24,749 | 24,749 |
| *of which: securities eligible for refinancing at central banks* | - | - | - |
| Other types of loans | 905,180 | 185,211 | 90,343 |
| | **30,743,342** | **26,429,662** | **25,100,037** |
| **Total** | **32,783,258** | **29,480,297** | **28,098,561** |

## 1.5 Detail of Item 40 "Loans to customers"

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| a) Securities eligible for refinancing at central banks | 4,417 | 154,961 | 154,961 |
| b) Loans under financial leases | 7,495,288 | 6,561,991 | 6,471,351 |
| c) Repo transactions | 739,816 | 2,599,954 | 2,599,954 |

## 1.6 Secured loans to customers

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| **a) By mortgages** | **43,226,129** | **34,448,313** | **34,139,131** |
| **b) By charges over:** | | | |
| 1. Cash deposits | 905,750 | 672,167 | 639,112 |
| 2. Securities | 2,711,668 | 2,705,044 | 2,646,209 |
| 3. Other items of value | 2,421,787 | 3,181,683 | 2,416,905 |
| | **6,039,205** | **6,558,894** | **5,702,226** |
| **c) By guarantees provided by:** | | | |
| 1. Governments | 933,237 | 1,054,590 | 1,054,590 |
| 2. Other public entities | 28,610 | 29,633 | 29,633 |
| 3. Banks | 1,629,457 | 1,451,545 | 1,451,545 |
| 4. Others | 17,389,643 | 18,146,791 | 18,023,184 |
| | **19,980,947** | **20,682,559** | **20,558,952** |
| **Total** | **69,246,281** | **61,689,766** | **60,400,309** |



## 1.7 Details of loans to customers

€ '000

| | AMOUNTS AS AT 31.12.2003 | | | AMOUNTS AS AT 31.12.2002 RESTATED | | | AMOUNTS AS AT 31.12.2002 HISTORICAL | | |
|---|---|---|---|---|---|---|---|---|---|
| | GROSS EXPOSURE | TOTAL WRITEDOWNS | NET EXPOSURE | GROSS EXPOSURE | TOTAL WRITEDOWNS | NET EXPOSURE | GROSS EXPOSURE | TOTAL WRITEDOWNS | NET EXPOSURE |
| **A. Doubtful debts** | **8,907,987** | **4,194,605** | **4,713,382** | **8,288,290** | **3,977,878** | **4,310,412** | **8,066,575** | **3,896,378** | **4,170,197** |
| A.1. Non-performing loans | 5,882,411 | 3,509,630 | 2,372,781 | 5,486,974 | 3,325,881 | 2,161,093 | 5,361,988 | 3,257,453 | 2,104,535 |
| A.2. Doubtful loans | 2,737,345 | 579,694 | 2,157,651 | 2,467,932 | 537,111 | 1,930,821 | 2,375,695 | 524,039 | 1,851,656 |
| A.3. Loans being restructured | 18,883 | 5,752 | 13,131 | 9,755 | 2,921 | 6,834 | 9,755 | 2,921 | 6,834 |
| A.4. Restructured loans | 225,540 | 89,692 | 135,848 | 255,864 | 97,574 | 158,290 | 255,864 | 97,574 | 158,290 |
| A.5. Unsecured loans to countries at risk | 43,808 | 9,837 | 33,971 | 67,765 | 14,391 | 53,374 | 63,273 | 14,391 | 48,882 |
| **B. Performing loans** | **123,186,987** | **1,191,132** | **121,995,855** | **112,081,650** | **952,005** | **111,129,645** | **110,596,257** | **942,344** | **109,653,913** |
| **Total (A+B)** | **132,094,974** | **5,385,737** | **126,709,237** | **120,369,940** | **4,929,883** | **115,440,057** | **118,662,832** | **4,838,722** | **113,824,110** |

## 1.8 Changes in bad and doubtful debts - customers

€ '000

| | NON - PERFORMING LOANS | DOUBTFUL LOANS | LOANS BEING RESTRUCTURED | RESTRUCTURED LOANS | UNSECURED LOANS TO COUNTRIES AT RISK |
|---|---|---|---|---|---|
| **A. Initial gross exposure** | **5,361,988** | **2,375,695** | **9,755** | **255,864** | **63,273** |
| *A.1 of which: for overdue interest* | *1,201,387* | *45,843* | *1* | *18* | - |
| **B. Increases** | **2,219,028** | **2,409,173** | **48,526** | **44,542** | **17,639** |
| B.1 Transfers from performing loans | 693,264 | 1,854,519 | 37,451 | 20,728 | 9,599 |
| B.2 Overdue interest | 247,343 | 40,198 | 51 | 35 | - |
| B.3 Transfers from other categories of bad and doubtful loans | 669,645 | 48,283 | 7,456 | 14,273 | 2 |
| B.4 Other increases * | 608,776 | 466,173 | 3,568 | 9,506 | 8,038 |
| **C. Decreases** | **1,698,605** | **2,047,523** | **39,398** | **74,866** | **37,104** |
| C.1 Transfers to performing loans | 29,112 | 371,144 | - | 6,796 | 1,202 |
| C.2 Write-offs | 690,104 | 52,886 | - | - | - |
| C.3 Recoveries | 552,945 | 640,751 | 5,907 | 40,943 | 9,730 |
| C.4 Sales proceeds | 32,106 | 6,692 | - | - | - |
| C.5 Transfers to other categories of bad and doubtful debts | 36,664 | 642,352 | 33,491 | 27,127 | 25 |
| C.6 Other decreases | 357,674 | 333,698 | - | - | 26,147 |
| **D. Final gross exposure** | **5,882,411** | **2,737,345** | **18,883** | **225,540** | **43,808** |
| *D.1 of which: for overdue interest* | *1,281,865* | *56,999* | *54* | *119* | - |

* Sub-item B.4 "Other increases" includes the changes resulting from the changed scope of consolidation. The effect of the individual items may be seen in table 1.7 in which the book amounts and restated amounts, as at 31 December 2002, are reported in the "gross exposure" column.

## 1.9 Changes in total writedowns of loans to customers

€ '000

| | NON-PERFORMING LOANS | DOUBTFUL LOANS | LOANS BEING RESTRUCTURED | RESTRUCTURED LOANS | UNSECURED SOVEREIGN LOANS | PERFORMING LOANS |
|---|---|---|---|---|---|---|
| **A. Initial total writedowns** | **3,257,453** | **524,039** | **2,921** | **97,574** | **14,391** | **942,344** |
| *A.1 of which: for overdue interest* | *1,155,113* | *30,262* | - | *18* | - | *131,964* |
| **B. Increases** | **1,392,518** | **484,140** | **5,753** | **10,706** | **3,032** | **357,246** |
| B.1 Writedowns | 1,064,356 | 429,279 | 4,503 | 5,389 | 2,965 | 247,955 |
| *B.1.1 of which: for overdue interest* | *254,195* | *22,696* | *55* | *35* | - | *21,328* |
| B.2 Use of loan loss reserves | - | - | - | - | - | - |
| B.3 Transfers from other categories of loans | 152,656 | 14,205 | 1,250 | 5,317 | - | 16,958 |
| B.4 Other Increases * | 175,506 | 40,656 | - | - | 67 | 92,333 |
| **C. Decreases** | **1,140,341** | **428,485** | **2,922** | **18,588** | **7,586** | **108,458** |
| C.1 Write-backs from assessments | 61,598 | 78,439 | - | 5,364 | 4,129 | 14,054 |
| *C.1.1 of which: for overdue interest* | *954* | *26* | - | - | - | *1,317* |
| C.2 Write-backs from collections | 147,731 | 77,747 | 24 | 3,757 | 1,955 | 26,388 |
| *C.2.1 of which: for overdue interest* | *18,627* | *12,581* | - | - | - | *7,243* |
| C.3 Write-offs | 690,104 | 52,886 | - | - | - | 46,151 |
| C.4 Transfers to other categories of loans | 8,647 | 155,447 | 2,898 | 9,465 | 11 | 13,918 |
| C.5 Other decreases | 232,261 | 63,966 | - | 2 | 1,491 | 7,947 |
| **D. Final total writedowns** | **3,509,630** | **579,694** | **5,752** | **89,692** | **9,837** | **1,191,132** |
| *D.1 of which: Overdue interest* | *1,281,797* | *56,707* | *54* | *119* | - | *103,399* |

* Sub-item B.4 "Other increases" includes the changes resulting from the changed scope of consolidation. The effect of the individual items may be seen in table 1.7 in which the book amounts and restated amounts, as at 31 December 2002, are reported in the "total writedowns" column.



## *Item 40 "Loans to customers"*

€ '000

| BY TYPE OF FACILITY | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| Bills and notes discounted | 1,124,210 | 1,485,212 | 1,470,433 |
| *of which: securities eligible for refinancing at central banks* | *4,417* | *154,961* | *154,961* |
| Loans under financial leases | 7,495,288 | 6,561,991 | 6,471,351 |
| Current accounts | 21,143,320 | 21,584,876 | 21,471,742 |
| Medium-term loans and mortgages | 49,539,321 | 40,671,787 | 40,635,236 |
| Loans | 16,697,654 | 17,490,808 | 16,232,625 |
| Other non-overdraft lending | 23,760,222 | 19,330,580 | 19,330,580 |
| Non-performing loans | 2,372,781 | 2,161,093 | 2,104,535 |
| Repo transactions | 739,816 | 2,599,954 | 2,599,954 |
| Stock lending | - | - | - |
| Factoring transactions | 2,582,357 | 2,172,806 | 2,128,105 |
| Other types of loans | 1,254,268 | 1,380,950 | 1,379,549 |
| **Total** | **126,709,237** | **115,440,057** | **113,824,110** |

# ○ Section 2 SECURITIES

Securities held in portfolio included:

€ '000

| | AMOUNTS AS AT 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
|---|---|---|---|
| 20. Treasury notes and similar securities eligible for refinancing at central banks | 2,054,001 | 2,773,043 | 2,773,043 |
| 50. Bonds and other debt securities | 25,348,504 | 26,837,110 | 26,140,725 |
| 60. Shares, interests and other variable yield securities | 2,124,084 | 1,519,373 | 1,516,070 |
| Total | 29,526,589 | 31,129,526 | 30,429,838 |
| *of which: Investment securities* | *11,271,184* | *13,795,129* | *13,338,324* |

## 2.1 Investment Securities

€ '000

| | AMOUNTS AS AT 31.12.2003 | | 31.12.2002 RESTATED | | 31.12.2002 HISTORICAL | |
|---|---|---|---|---|---|---|
| | BOOK VALUE | MARKET VALUE | BOOK VALUE | MARKET VALUE | BOOK VALUE | MARKET VALUE |
| **1. Debt securities** | **11,110,917** | **11,823,003** | **13,642,603** | **14,883,548** | **13,188,301** | **13,940,682** |
| 1.1 Government securities | 3,777,185 | 4,331,217 | 4,503,987 | 5,162,724 | 4,503,987 | 5,162,724 |
| *- listed* | *3,687,674* | *4,206,261* | *4,396,191* | *5,023,404* | *4,396,191* | *5,023,404* |
| *- Unlisted* | *89,511* | *124,956* | *107,796* | *139,320* | *107,796* | *139,320* |
| 1.2 Other securities | 7,333,732 | 7,491,786 | 9,138,616 | 9,720,824 | 8,684,314 | 8,777,958 |
| *- listed* | *3,775,255* | *3,859,322* | *4,876,061* | *4,982,468* | *4,421,759* | *4,494,751* |
| *- Unlisted* | *3,558,477* | *3,632,464* | *4,262,555* | *4,738,356* | *4,262,555* | *4,283,207* |
| **2. Variable yield securities** | **160,267** | **159,387** | **152,526** | **153,199** | **150,023** | **150,578** |
| *- listed* | *10,341* | *9,543* | *7,844* | *7,125* | *5,341* | *4,504* |
| *- Unlisted* | *149,926* | *149,844* | *144,682* | *146,074* | *144,682* | *146,074* |
| **Total** | **11,271,184** | **11,982,390** | **13,795,129** | **15,036,747** | **13,338,324** | **14,091,260** |

## 2.2 Changes in investment securities in the year

€ '000

| | |
|---|---|
| **A. Opening balance** | **13,338,324** |
| **B. Increases** | **9,871,469** |
| B.1 Purchases | 8,335,999 |
| B.2 Write-backs | 15,773 |
| B.3 Transfers from trading securities | 555,445 |
| B.4 Other changes * | 964,252 |
| **C. Reductions** | **11,938,609** |
| C.1 Sales | 4,661,967 |
| C.2 Redemptions | 5,627,323 |
| C.3 Writedowns | 15,191 |
| *of which: permanent writedowns* | *14,583* |
| C.4 Transfers to trading securities | 420,282 |
| C.5 Other changes | 1,213,846 |
| **D. Closing balance** | **11,271,184** |

* Sub-item B.4 "Other changes" includes the effect of the changes resulting from the changed scope of consolidation.



The characteristics, volumes and methods for the determining the changes in investment securities are approved by the Boards of Directors of Group companies, bearing in mind the current regulations of CONSOB and the Bank of Italy and those of supervision authorities in those countries in which Group companies are located. This item also includes securities resulting from the restructuring of loans.

## 2.3 Trading securities

€ '000

| | AMOUNTS AS AT | | | | | |
|---|---|---|---|---|---|---|
| | 31.12.2003 | | 31.12.2002 RESTATED | | 31.12.2002 HISTORICAL | |
| | BOOK VALUE | MARKET VALUE | BOOK VALUE | MARKET VALUE | BOOK VALUE | MARKET VALUE |
| **1. Debt securities** | **16,291,588** | **16,306,459** | **15,967,550** | **15,975,403** | **15,725,467** | **15,744,830** |
| 1.1 Government securities | 6,170,070 | 6,170,584 | 8,183,730 | 8,184,166 | 8,183,730 | 8,184,166 |
| *- Listed* | *6,169,740* | *6,170,254* | *8,182,815* | *8,183,229* | *8,182,815* | *8,183,229* |
| *- Unlisted* | *330* | *330* | *915* | *937* | *915* | *937* |
| 1.2 Other securities | 10,121,518 | 10,135,875 | 7,783,820 | 7,791,237 | 7,541,737 | 7,560,664 |
| *- Listed* | *6,967,003* | *6,967,912* | *5,497,313* | *5,488,428* | *5,255,349* | *5,257,855* |
| *- Unlisted* | *3,154,515* | *3,167,963* | *2,286,507* | *2,302,809* | *2,286,388* | *2,302,809* |
| **2. Variable yield securities** | **1,963,817** | **1,963,837** | **1,366,847** | **1,368,760** | **1,366,047** | **1,367,960** |
| *- Listed* | *1,163,184* | *1,163,184* | *812,199* | *812,255* | *811,861* | *811,917* |
| *- Unlisted* | *800,633* | *800,653* | *554,648* | *556,505* | *554,186* | *556,043* |
| **Total** | **18,255,405** | **18,270,296** | **17,334,397** | **17,344,163** | **17,091,514** | **17,112,790** |

## 2.4 Changes in trading securities in the year

€ '000

| | |
|---|---|
| **A. Opening balance** | **17,091,514** |
| **B. Increases** | **470,685,084** |
| B.1 Purchases | 461,738,512 |
| - Debt securities | 450,497,191 |
| Government securities | 256,767,859 |
| Other securities | 193,729,332 |
| - Variable-yield securities | 11,241,321 |
| B,2 Write-backs and revaluations | 221,817 |
| B,3 Transfers from investment securities | 420,282 |
| B,4 Other changes (*) | 8,304,473 |
| **C. Decreases** | **469,521,193** |
| C.1 Sales and redemptions | 460,902,401 |
| - Debt securities | 449,602,534 |
| Government securities | 258,273,033 |
| Other securities | 191,329,501 |
| - Variable-yield securities | 11,299,867 |
| C.2 Value adjustments and writedowns | 164,296 |
| C,3 Transfers to investment securities | 555,445 |
| C.4 Other changes | 7,899,051 |
| **D. Closing balance** | **18,255,405** |

* Sub-item B.4 "Other changes" includes the effect of the changes resulting from the changed scope of consolidation.

# Section 3 EQUITY INVESTMENTS

Equity investments, as reported in asset items 70 and 80 of the Consolidated Balance Sheet, are broken down as follows:

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| **70. Equity investments** | **3,367,224** | **2,072,115** | **2,252,597** |
| **80. Equity investments in Group companies** | **137,242** | **151,528** | **151,528** |
| **Total** | **3,504,466** | **2,223,643** | **2,404,125** |

# 3.1 Significant equity investments

| NAME | MAIN OFFICE | TYPE OF RELATIONSHIP[1] | SHARE-HOLDERS' EQUITY** € '000 | PROFIT/ LOSS**A € '000 | RELATIONSHIP | | % VOTING RIGHTS AT A.G.M. | BOOK VALUE |
|---|---|---|---|---|---|---|---|---|
| | | | | | PARENT COMPANY | % STAKE | | |
| **A. COMPANIES INCLUDED IN CONSOLIDATION** | | | | | | | | |
| **A.1 Fully consolidated** | | | | | | | | |
| 1) UNICREDITO ITALIANO SpA | Genoa | | | | Parent Company | | | |
| 2) UNICREDIT BANCA SpA | Bologna | 1 | 3,256,151 | 700,525 | A1. 1 | 100.00 | 100.00 | XXXX |
| 3) UNICREDIT BANCA D'IMPRESA SpA | Verona | 1 | 4,106,106 | 434,868 | A1. 1 | 100.00 | 100.00 | XXXX |
| 4) UNICREDIT PRIVATE BANKING SpA | Turin | 1 | 303,801 | 67,567 | A1. 1 | 100.00 | 100.00 | XXXX |
| 5) UNICREDIT BANCA MEDIOCREDITO SpA (formerly BANCA MEDIOCREDITO SpA) | Turin | 1 | 380,760 | 20,718 | A1. 1 | 92.23 | 92.23 | XXXX |
| 6) UNICREDIT BANCA MOBILIARE SpA | Milan | 1 | 978,964 | 419,731 | A1. 1 | 100.00 | 100.00 | XXXX |
| 7) UNICREDITO GESTIONE CREDITI SpA | Verona | 1 | 82,533 | 10,094 | A1. 1 | 97.81 | 97.81 | XXXX |
| 8) UNICREDIT XELION BANCA SpA (formerly XELION BANCA SpA) | Milan | 1 | 360,794 | -54,361 | A1. 1 | 100.00 | 100.00 | XXXX |
| 9) UNICREDIT BANCA PER LA CASA SpA (formerly ADALYA BANCA IMMOBILIARE SpA) | Milan | 1 | 429,346 | -47,295 | A1. 2 | 100.00 | 100.00 | XXXX |
| 10) BANCA DELL'UMBRIA 1462 S.p.A | Perugia | 1 | 312,109 | 34,043 | A1. 2 | 96.46 | 96.46 | XXXX |
| 11) CASSA DI RISPARMIO DI CARPI S.p.A | Carpi | 1 | 142,413 | 11,056 | A1. 2 | 99.91 | 99.91 | XXXX |
| 12) CLARIMA BANCA SpA (now UNICREDIT CLARIMA BANCA SpA) | Milan | 1 | 239,816 | -30,668 | A1. 2 | 100.00 | 100.00 | XXXX |
| 13) TRADINGLAB BANCA SpA | Milan | 1 | 270,608 | 105,255 | A1. 6 | 100.00 | 100.00 | XXXX |
| 14) BANK PEKAO S.A. | Warsaw | 1 | 1,524,091 | 210,799 | A1. 1 | 53.05 | 53.05 | XXXX |
| 15) BULBANK A.D. | Sofia | 1 | 280,295 | 47,177 | A1. 1 | 85.20 | 85.20 | XXXX |
| 16) UNICREDIT ROMANIA S.A. | Bucharest | 1 | 28,129 | 2,672 | A1. 1 | 99.87 | 99.87 | XXXX |
| | | | | | A1. 49 | .. | .. | |
| | | | | | A1. 57 | .. | .. | |
| 17) UNIBANKA A.S. | Bratislava | 1 | 73,921 | 6,801 | A1. 1 | 77.11 | 77.11 | XXXX |
| 18) UNICREDITO ITALIANO BANK (IRELAND) PLC | Dublin | 1 | 686,380 | 52,739 | A1. 1 | 100.00 | 100.00 | XXXX |
| 19) ZAGREBACKA BANKA D.D. | Zagreb | 1 | 598,639 | 95,302 | A1. 1 | 81.91 | 82.16 | XXXX |
| 20) ZAGREBACKA BANKA BH D.D. | Mostar | 1 | 32,959 | 8,661 | A1. 1 | 8.55 | 8.55 | XXXX |
| | | | | | A1. 19 | 88.48 | 89.19 | |
| | | | | | A1. 27 | 0.08 | 0.09 | |
| 21) ZIVNOSTENSKA BANKA A.S. | Prague | 1 | 92,105 | 8,084 | A1. 1 | 97.70 | 97.70 | XXXX |
| 22) BANQUE MONEGASQUE DE GESTION S.A. | Monaco (Montecarlo) | 1 | 14,088 | 1,067 | A1. 4 | 100.00 | 100.00 | XXXX |
| 23) BANK PEKAO (UKRAINA) LTD | Luck | 1 | 6,816 | -104 | A1. 14 | 78.55 | 78.55 | XXXX |
| | | | | | A1. 98 | 21.45 | 21.45 | XXXX |
| 24) PRVA STAMBENA STEDIONICA D.D. | Zagreb | 1 | 7,174 | 346 | A1. 19 | 100.00 | 100.00 | XXXX |
| 25) UNICREDIT (SUISSE) BANK S.A. | Lugano | 1 | 16,998 | 1,459 | A1. 4 | 100.00 | 100.00 | XXXX |
| 26) UNIVERSAL BANKA D.D. | Sarajevo | 1 | 23,671 | 4,117 | A1. 19 | 99.67 | 99.67 | XXXX |
| 27) VARAZDINSKA BANKA D.D. | Varazdin | 1 | 83,297 | 10,729 | A1. 19 | 93.80 | 93.80 | XXXX |
| 28) ING SVILUPPO FINANZIARIA SpA (now SVILUPPO FINANZIARIA SpA) | Milan | 1 | 58,103 | -1,940 | A1. 1 | 100.00 | 100.00 | XXXX |
| 29) LOCAT S.p.A | Bologna | 1 | 353,405 | 61,567 | A1. 1 | 94.90 | 94.90 | XXXX |

*3.1 Significant equity investments (continued)*

| NAME | MAIN OFFICE | TYPE OF RELATIONSHIP[1] | SHARE-HOLDERS' EQUITY** € '000 | PROFIT/ LOSS**A € '000 | RELATIONSHIP PARENT COMPANY | RELATIONSHIP % STAKE | % VOTING RIGHTS AT A.G.M. | BOOK VALUE |
|---|---|---|---|---|---|---|---|---|
| 30) PIONEER GLOBAL ASSET MANAGEMENT S.p.A | Milan | 1 | 1,357,976 | 170,343 | A1. 1 | 100.00 | 100.00 | XXXX |
| 31) UNIRISCOSSIONI SpA | Turin | 1 | 34,415 | 19,748 | A1. 1 | 100.00 | 100.00 | XXXX |
| 32) BAC FIDUCIARIA SpA | Dogana Repubblica di San Marino | 1 | 1,566 | 21 | A1. 56 | 100.00 | 100.00 | XXXX |
| 33) CORDUSIO Società Fiduciaria per Azioni | Milan | 1 | 5,122 | 3,605 | A1. 4 | 100.00 | 100.00 | XXXX |
| 34) CREDITRAS PREVIDENZA – Società per Azioni di Intermediazione Mobiliare | Milan | 4 | 2,621 | -191 | A1. 2 | 50.00 | 50.00 | XXXX |
| 35) FIDA SIM SpA | Turin | 1 | 1,484 | -42 | A1. 1 | 100.00 | 100.00 | XXXX |
| 36) FRT – FIDUCIARIA RISPARMIO TORINO SIM SpA | Turin | 1 | 2,985 | 675 | A1. 2 | 100.00 | 100.00 | XXXX |
| 37) GRIFOFACTOR SpA | Perugia | 1 | 8,685 | 535 | A1. 10 | 100.00 | 100.00 | XXXX |
| 38) ING INVESTMENT MANAGEMENT ITALIA S.G.R. SpA (now PIXEL INVESTMENT MANAGEMENT SGRpA) | Milan | 1 | 14,578 | -655 | A1. 28 | 100.00 | 100.00 | XXXX |
| 39) ING SVILUPPO FIDUCIARIA SIM SpA (now SVILUPPO FIDUCIARIA SIM SpA) | Milan | 1 | 1,851 | -164 | A1. 28 | 100.00 | 100.00 | XXXX |
| 40) ING SVILUPPO INVESTIMENTI SIM SpA (now SVILUPPO INVESTIMENTI SIM SpA) | Milan | 1 | -1,592 | -24,851 | A1. 28 | 100.00 | 100.00 | XXXX |
| 41) PIONEER ALTERNATIVE INVESTMENT MANAGEMENT S.G.R.p.A | Milan | 1 | 4,935 | -594 | A1. 30 | 100.00 | 100.00 | XXXX |
| 42) PIONEER INVESTMENT MANAGEMENT S.G.R.p.A. | Milan | 1 | 107,616 | 35,633 | A1. 30 | 100.00 | 100.00 | XXXX |
| 43) QUERCIA FUNDING Srl | Verona | 1 | 10 | .. | A1. 3 | 65.00 | 65.00 | XXXX |
| 44) UNICREDIT PRIVATE ASSET MANAGEMENT S.G.R.p.A. (formerly ROLO PIONEER S.G.R.p.A.) | Bologna | 1 | 9,892 | 630 | A1. 4 | 100.00 | 100.00 | XXXX |
| 45) S+R INVESTIMENTI E GESTIONI S.g.r.p.A. | Milan | 1 | 5,625 | 653 | A1. 3 | 100.00 | 100.00 | XXXX |
| 46) UNICREDIT FACTORING SpA | Milan | 1 | 45,010 | 258 | A1. 3 | 100.00 | 100.00 | XXXX |
| 47) CARIVERONA IRELAND Plc. | Dublin | 1 | 212,792 | 6,122 | A1. 1 | 100.00 | 100.00 | XXXX |
| 48) CR TRIESTE IRELAND LTD | Dublin | 1 | 38,944 | 733 | A1. 1 | 100.00 | 100.00 | XXXX |
| 49) DEMIR ROMLEASE S.A. (now UNICREDIT LEASING ROMANIA S.A.) | Bucharest | 1 | 5,216 | 1,096 | A1. 1 | 100.00 | 100.00 | XXXX |
| 50) TYRERESCOM LTD | Dublin | 1 | 22,950 | 1,135 | A1. 1 | 100.00 | 100.00 | XXXX |
| 51) UNICREDIT DELAWARE Inc. | Dover | 1 | 105 | 9 | A1. 1 | 100.00 | 100.00 | XXXX |
| 52) UNICREDITO ITALIANO FUNDING LLC I | Dover | 1 | 2 | .. | A1. 1 | 100.00 | 100.00 | XXXX |
| 53) UNICREDITO ITALIANO FUNDING LLC II | Dover | 1 | 2 | .. | A1. 1 | 100.00 | 100.00 | XXXX |
| 54) UNICREDITO ITALIANO CAPITAL TRUST I | Newark | 1 | 1 | .. | A1. 1 | 100.00 | 100.00 | XXXX |
| 55) UNICREDITO ITALIANO CAPITAL TRUST II | Newark | 1 | 1 | .. | A1. 1 | 100.00 | 100.00 | XXXX |
| 56) BANCA AGRICOLA COMMERCIALE DELLA REPUBBLICA DI S. MARINO S.A. | Borgo Maggiore (San Marino) | 1 | 103,620 | 13,001 | A1. 4 | 85.35 | 85.35 | XXXX |
| 57) DEMIR SECURITIES ROMANIA S.A. | Bucharest | 1 | 28 | 7 | A1. 16 | 99.00 | 99.00 | XXXX |
| 58) EURO CAPITAL STRUCTURES LTD | Dublin | 1 | 3,205 | 826 | A1. 6 | 100.00 | 100.00 | XXXX |
| 59) LOCAT LEASING CROATIA D.O.O. | Zagreb | 1 | 747 | 177 | A1. 29 | 100.00 | 100.00 | XXXX |
| 60) PIONEER ALTERNATIVE INVESTMENTS MANAGEMENT (BERMUDA) LTD (formerly MOMENTUM HOLDINGS LTD) | Bermuda | 1 | 1,606 | -161 | A1. 30 | 100.00 | 100.00 | XXXX |
| 61) PIONEER ALTERNATIVE INVESTMENTS (ISRAEL) LTD (formerly SPECIAL FUND MARKETING ISRAEL LTD) | Raanan. Israel | 1 | 206 | 193 | A1. 30 | 100.00 | 100.00 | XXXX |

*3.1 Significant equity investments (continued)*

| NAME | MAIN OFFICE | TYPE OF RELATIONSHIP[1] | SHARE-HOLDERS' EQUITY** € '000 | PROFIT/ LOSS**A € '000 | RELATIONSHIP PARENT COMPANY | RELATIONSHIP % STAKE | % VOTING RIGHTS AT A.G.M. | BOOK VALUE |
|---|---|---|---|---|---|---|---|---|
| 62) PIONEER GLOBAL INVESTMENTS (AUSTRALIA) PTY LTD (formerly MOMENTUM AUSTRALIA (PTY) LTD) | Melbourne | 1 | 636 | 115 | A1. 30 | 100.00 | 100.00 | XXXX |
| 63) PIONEER GLOBAL INVESTMENTS (HK) LTD (formerly MOMENTUM ASIA (HONG KONG) LTD) | Hong Kong | 1 | 1,797 | 137 | A1. 30 | 100.00 | 100.00 | XXXX |
| 64) Ki7(7) LIMITED | London | 1 | 577 | .. | A1. 30 | 100.00 | 100.00 | XXXX |
| 65) PIONEER ALTERNATIVE INVESTMENTS UK LTD (formerly MOMENTUM UK LTD) | London | 1 | 1,265 | 478 | A1. 64 | 100.00 | 100.00 | XXXX |
| 66) PIONEER ALTERNATIVE INVESTMENTS (NEW YORK) LTD (formerly MOMENTUM NEW YORK LTD) | Dover, Delaware | 1 | 42 | 36 | A1. 30 | 100.00 | 100.00 | XXXX |
| 67) PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD | Dublin | 1 | 13,821 | 10,948 | A1. 30 | 100.00 | 100.00 | XXXX |
| 68) PIONEER ASSET MANAGEMENT S.A. (formerly PIONEER INSTITUTIONAL INVESTMENT MANAGEMENT S.A.) | Luxembourg | 1 | 9,858 | 9,503 | A1. 30 | 100.00 | 100.00 | XXXX |
| 69) PIONEER INVESTMENT MANAGEMENT LTD | Dublin | 1 | 162,177 | 139,683 | A1. 30 | 100.00 | 100.00 | XXXX |
| 70) PIONEER INVESTMENT MANAGEMENT USA Inc. | Delaware | 1 | 877,791 | -5,863 | A1. 30 | 100.00 | 100.00 | XXXX |
| 71) CENTRALNY DOM MAKLERSKI PEKAO S.A. | Warsaw | 1 | 51,084 | 7,821 | A1. 14 | 100.00 | 100.00 | XXXX |
| 72) LEASING FABRYCZNY SP.ZO.O | Lublin | 1 | 8,977 | 428 | A1. 14 | 100.00 | 100.00 | XXXX |
| 73) PEKAO PIONEER PTE S.A. | Warsaw | 1 | 4,242 | 1,670 | A1. 14 | 65.00 | 65.00 | XXXX |
| | | | | | A1. 30 | 35.00 | 35.00 | |
| 74) PEKAO FAKTORING SP.ZO.O | Lublin | 1 | 9,431 | 718 | A1. 14 | 100.00 | 100.00 | XXXX |
| 75) PEKAO FUNDUSZ KAPITALOWY SP.ZO.O | Lodz | 1 | 10,977 | -432 | A1. 14 | 100.00 | 100.00 | XXXX |
| 76) PEKAO LEASING SP.ZO.O | Warsaw | 1 | -2,220 | -18,753 | A1. 72 | 100.00 | 100.00 | XXXX |
| 77) PIONEER PEKAO INVESTMENT MANAGEMENT S.A. | Warsaw | 1 | 16,135 | 4,074 | A1. 14 | 49.00 | 49.00 | XXXX |
| | | | | | A1. 30 | 51.00 | 51.00 | |
| 78) PIONEER PEKAO TFI | Warsaw | 1 | 10,544 | 4,198 | A1. 77 | 100.00 | 100.00 | XXXX |
| 79) PIONEER CZECH FINANCIAL COMPANY Sro | Prague | 1 | 622 | 356 | A1. 30 | 100.00 | 100.00 | XXXX |
| 80) PIONEER CZECH INVESTMENT COMPANY A.S. | Prague | 1 | 1,459 | 226 | A1. 30 | 100.00 | 100.00 | XXXX |
| 81) PIONEER FONDS MARKETING GMBH | Munich | 1 | 3,365 | 675 | A1. 30 | 100.00 | 100.00 | XXXX |
| 82) PIONEER FUNDS DISTRIBUTOR INC. | Boston | 1 | 25,582 | -3,381 | A1. 84 | 100.00 | 100.00 | XXXX |
| 83) PIONEER GLOBAL FUNDS DISTRIBUTOR Ltd | Hamilton | 1 | 339 | 207 | A1. 30 | 100.00 | 100.00 | XXXX |
| 84) PIONEER INVESTMENT MANAGEMENT INC. | Wilmington | 1 | 865,696 | -61,147 | A1. 70 | 100.00 | 100.00 | XXXX |
| 85) PIONEER GLOBAL INVESTMENTS LTD. | Dublin | 1 | 8,534 | -4,721 | A1. 30 | 100.00 | 100.00 | XXXX |
| 86) PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES INC. | Boston | 1 | 38,070 | 3,164 | A1. 70 | 100.00 | 100.00 | XXXX |
| 87) XELION DORADCY FINANSOWI SP.ZO.O. (formerly PEKAO INFORMATYKA SP.ZO.O) | Lodz | 1 | 7,571 | -3,087 | A1. 1 | 50.00 | 50.00 | XXXX |
| | | | | | A1. 14 | 50.00 | 50.00 | XXXX |
| 88) ZB - ASSET MANAGEMENT A.S. | Prague | 1 | 602 | -155 | A1. 30 | 100.00 | 100.00 | XXXX |
| 89) ZB INVEST D.O.O. | Zagreb | 1 | 973 | 209 | A1. 19 | 100.00 | 100.00 | XXXX |
| 90) ZB - TRUST INVESTICNI SPOLECNOST A.S. | Prague | 1 | 1,768 | -215 | A1. 21 | 100.00 | 100.00 | XXXX |

*3.1 Significant equity investments (continued)*

| NAME | MAIN OFFICE | TYPE OF RELATIONSHIP[1] | SHARE-HOLDERS' EQUITY** € '000 | PROFIT/ LOSS**A € '000 | RELATIONSHIP PARENT COMPANY | RELATIONSHIP % STAKE | % VOTING RIGHTS AT A.G.M. | BOOK VALUE € '000 |
|---|---|---|---|---|---|---|---|---|
| 91) CORDUSIO IMMOBILIARE SpA | Milan | 1 | 314,904 | 50,838 | A1. 1 | 100.00 | 100.00 | XXXX |
| 92) UNICREDIT AUDIT SpA | Milan | 1 | 140 | 39 | A1. 1 | 100.00 | 100.00 | XXXX |
| 93) UNICREDIT PRODUZIONI ACCENTRATE SpA | Milan | 1 | 8,729 | 2,876 | A1. 1 | 99.01 | 99.01 | XXXX |
| | | | | | A1. 10 | 0.99 | 0.99 | |
| 94) UNICREDIT REAL ESTATE SpA | Milan | 1 | 18,416 | 7,776 | A1. 1 | 100.00 | 100.00 | XXXX |
| 95) UNICREDIT SERVIZI INFORMATIVI SpA | Milan | 1 | 59,843 | 5,665 | A1. 1 | 100.00 | 100.00 | XXXX |
| 96) QUERCIA SOFTWARE SpA | Verona | 1 | 6,955 | 2,787 | A1. 95 | 100.00 | 100.00 | XXXX |
| 97) TRIVIMM Srl (formerly TRIVIMM SpA) | Verona | 1 | 756 | -28 | A1. 1 | 29.00 | 29.00 | XXXX |
| | | | | | A1. 7 | 48.00 | 48.00 | |
| 98) DRUKBANK SP.ZO.O | Zamosc | 1 | 2,865 | 3 | A1. 14 | 100.00 | 100.00 | XXXX |
| 99) POMINVEST D.D. | Split | 1 | 2,660 | 38 | A1. 19 | 88.66 | 88.95 | XXXX |
| 100) ZAGREB NEKRETNINE D.O.O. | Zagreb | 1 | 2,062 | 264 | A1. 19 | 100.00 | 100.00 | XXXX |
| **A.2 Proportional method** | | | | | | | | |
| 1) ORBIT ASSET MANAGEMENT LIMITED | Bermuda | 7 | 142 | 80 | A1. 60 | 50.00 | 50.00 | XXXX |
| 2) KOÇ FINANSAL HIZMETLER A.S. | Istanbul | 7 | 507,852 | 17,280 | A1. 1 | 50.00 | 50.00 | XXXX |
| 3) KOÇBANK A.S. | Istanbul | 7 | 294,472 | 54,427 | A2. 2 | 49.54 | 49.54 | XXXX |
| 4) KOÇLEASE - KOÇ FINANSAL KIRALAMA A.S. | Istanbul | 7 | 94,908 | 38,309 | A2. 2 | 49.50 | 49.50 | XXXX |
| 5) KOÇFAKTOR - KOÇ FAKTORING HIZMETLERI A.S. | Istanbul | 7 | 10,791 | 2,159 | A2. 2 | 49.97 | 49.97 | XXXX |
| 6) KOÇ YATIRIM MENKUL DEGERLER A.S. | Istanbul | 7 | 38,587 | 7,651 | A2. 2 | 44.96 | 44.96 | XXXX |
| | | | | | A2. 3 | 4.95 | 4.95 | |
| 7) KOÇBANK NEDERLAND N.V. | Amsterdam | 7 | 77,603 | 5,386 | A2. 2 | 50.00 | 50.00 | XXXX |
| 8) KOÇ PORTFOY YONETIMI A.S. | Istanbul | 7 | 12,502 | 10,903 | A2. 6 | 49.89 | 49.89 | XXXX |
| | | | | | A2. 3 | .. | .. | |
| 9) KOÇBANK (AZERBAIJAN) LTD | Azerbaijan | 7 | 1,311 | 378 | A2. 2 | 39.90 | 39.90 | XXXX |
| | | | | | A2. 4 | .. | .. | |
| | | | | | A2. 6 | .. | .. | |
| **B. EQUITY INVESTMENTS VALUED WITH THE NET EQUITY METHOD** | | | | | | | | |
| 1) BANCA CASSA DI RISPARMIO DI SAVIGLIANO SpA | Savigliano (CN) | 8 | 55,154 | 2,401 | A1. 1 | 31.01 | 31.01 | 17,043 |
| 2) CASSA DI RISPARMIO DI BRA SpA | Bra (CN) | 8 | 45,933 | 2,700 | A1. 1 | 31.02 | 31.02 | 14,252 |
| 3) CASSA DI RISPARMIO DI FOSSANO SpA | Fossano (CN) | 8 | 72,220 | 3,880 | A1. 1 | 23.08 | 23.08 | 16,666 |
| 4) CASSA DI RISPARMIO DI SALUZZO SpA | Saluzzo (CN) | 8 | 64,097 | 4,795 | A1. 1 | 31.02 | 31.02 | 19,873 |
| 5) COMMERCIAL UNION VITA SpA | Milan | 8 | 346,023 | 13,136 | A1. 2 | 49.00 | 49.00 | 169,551 |
| 6) Conzorzio CA.RI.CE.SE | Bologna | 8 | 1,624 | .. | A1. 1 | 33.23 | 33.23 | 539 |
| | | | | | A1. 2 | 0.07 | 0.07 | 1 |
| | | | | | A1. 3 | 0.07 | 0.07 | 1 |
| | | | | | A1. 4 | 0.07 | 0.07 | 1 |
| | | | | | A1. 9 | 0.07 | 0.07 | 1 |
| | | | | | A1. 10 | 0.03 | 0.03 | 1 |
| | | | | | A1. 12 | 0.07 | 0.07 | 1 |
| | | | | | A1. 56 | 0.17 | 0.17 | 3 |

*3.1 Significant equity investments (continued)*

| NAME | MAIN OFFICE | TYPE OF RELATIONSHIP[1] | SHARE-HOLDERS' EQUITY** € '000 | PROFIT/ LOSS**A € '000 | RELATIONSHIP | | | % VOTING RIGHTS AT A.G.M. | BOOK VALUE € '000 |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | PARENT COMPANY | | % STAKE | | |
| 7) CREDITRAS ASSICURAZIONI SpA | Milan | 8 | 7,191 | 297 | A1. | 2 | 50.00 | 50.00 | 3,805 |
| 8) CREDITRAS VITA SpA | Milan | 8 | 349,093 | 8,609 | A1. | 2 | 50.00 | 50.00 | 180,992 |
| 9) FIDIA – Fondo Interbancario d'Investimento Azionario S.G.R.SpA | Milan | 8 | 15,857 | -259 | A1. | 1 | 25.00 | 25.00 | 3,964 |
| 10) GRIFO INSURANCE BROKERS Srl | Perugia | 8 | 373 | 71 | A1. | 10 | 38.41 | 38.41 | 143 |
| 11) I-FABER SpA | Milan | 1 | 7,210 | -6,242 | A1. | 3 | 65.32 | 65.32 | 4,710 |
| 12) IMMOBILIARE LOMBARDA SpA | Milan | 8 | 96,487 | -5,478 | A1. | 1 | 11.16 | 11.16 | 10,606 |
| | | | | | A1. | 3 | 19.81 | 19.81 | 18,826 |
| 13) ING AGENZIA ASSICURATIVA SpA (now XAA AGENZIA ASSICURATIVA SpA) | Milan | 1 | 1,998 | -97 | A1. | 28 | 100.00 | 100.00 | 2,754 |
| 14) ING EMPLOYEE BENEFITS SpA (now EMPLOYEE BENEFITS SpA) | Milan | 1 | 4,074 | -74 | A1. | 28 | 100.00 | 100.00 | 5,090 |
| 15) LISEURO SpA | Udine | 8 | 3,625 | 143 | A1. | 1 | 35.11 | 35.11 | 1,382 |
| 16) LOCAT RENT SpA | Milan | 4 | 9,266 | 28 | A1. | 29 | 50.00 | 50.00 | 4,633 |
| 17) ON INVESTMENT SERVICES Srl | Milan | 1 | -16 | -69 | A1. | 1 | 100.00 | 100.00 | .. |
| 18) SELEZIONE TERZA Srl | Milan | 8 | 1,024 | 990 | A1. | 1 | 50.00 | 50.00 | 512 |
| 19) SYNESIS FINANZIARIA SpA | Turin | 8 | 376,733 | 5,995 | A1. | 1 | 25.00 | 25.00 | 94,185 |
| 20) SOCIETA' FRIULANA ESAZIONE TRIBUTI S.F.E.T. SpA | Udine | 8 | 4,111 | 15 | A1. | 1 | 33.33 | 33.33 | 1,370 |
| 21) S.T.T. SpA | Verona | 1 | 7,450 | 748 | A1. | 1 | 56.67 | 56.67 | 4,222 |
| 22) SVILUPPO NORD-OVEST S.G.R.p.A. | Turin | 1 | 1,419 | -55 | A1. | 3 | 80.00 | 80.00 | 1,135 |
| 23) UNICREDIT ASSICURA Srl (formerly UNICREDITASSICURA S.r.l.) | Milan | 1 | 3,365 | 2,213 | A1. | 2 | 100.00 | 100.00 | 3,365 |
| 24) UNICREDIT BROKER SpA (formerly BROKER CREDIT SpA) | Milan | 1 | 2,099 | 217 | A1. | 3 | 100.00 | 100.00 | 2,098 |
| 25) UNICREDIT CONSULTING Srl | Milan | 1 | 362 | 260 | A1. | 4 | 100.00 | 100.00 | 361 |
| 26) UNICREDIT ENERGIA S.C.R.L. | Milan | 1 | 10 | .. | A1. | 1 | 96.00 | 96.00 | 10 |
| 27) UNICREDIT INTERNATIONAL SERVICES UNICIIS Srl | Rome | 1 | 23 | -18 | A1. | 3 | 97.42 | 97.42 | 23 |
| 28) UNICREDIT SERVICELAB SpA | Milan | 1 | 2,761 | -2,970 | A1. | 3 | 100.00 | 100.00 | 2,736 |
| 29) UNI IT Srl | Lavis (TN) | 1 | 868 | -544 | A1. | 93 | 51.00 | 51.00 | 176 |
| 30) TLX SpA | Milan | 1 | 4,868 | .. | A1. | 13 | 100.00 | 100.00 | 4,868 |
| 31) VIVACITY SpA | Rome | 1 | 1,642 | -14,066 | A1. | 2 | 100.00 | 100.00 | 1,642 |
| 32) VENTURA FINANCE SpA | Turin | 1 | 540 | -131 | A1. | 3 | 99.40 | 99.40 | 538 |
| 33) AGROCONS CENTRUM A.S. (in liquidation) | Bratislava | 1 | 399 | .. | A1. | 17 | 82.55 | 82.55 | 451 |
| 34) ALLIANZ ZAGREB DIONICKO DRUSTVO ZA OSIGURANJE | Zagreb | 3 | 10,959 | 640 | A1. | 19 | 47.95 | 47.95 | 5,254 |
| 35) ALLIANZ ZB D.O.O DRUSTVO ZA UPRAVLJANJE OBVEZNIM MIROVINSKIM FONDOM | Zagreb | 3 | 10,372 | 3,684 | A1. | 19 | 49.00 | 49.00 | 5,082 |
| 36) ALLIANZ ZB D.O.O DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM MIROVINSKIM FONDOM | Zagreb | 3 | 1,580 | -313 | A1. | 19 | 49.00 | 49.00 | 774 |
| 37) ANICA SYSTEM S.A. | Lublin | 8 | 1,773 | 436 | A1. | 75 | 33.84 | 33.84 | 599 |

*3.1 Significant equity investments (continued)*

| NAME | MAIN OFFICE | TYPE OF RELATIONSHIP[1] | SHARE-HOLDERS' EQUITY** € '000 | PROFIT/ LOSS**A € '000 | RELATIONSHIP PARENT COMPANY | | % STAKE | % VOTING RIGHTS AT A.G.M. | BOOK VALUE € '000 |
|---|---|---|---|---|---|---|---|---|---|
| 38) BDK CONSULTING LTD | Luck | 1 | 459 | -79 | A1. | 23 | 99.99 | 99.99 | 322 |
| 39) CENTAR GRADSKI PODRUM D.O.O. | Zagreb | 1 | 6,730 | 12 | A1. | 19 | 100.00 | 100.00 | 6,730 |
| 40) CENTAR KAPTOL D.O.O | Zagreb | 1 | 3,465 | 811 | A1. | 19 | 100.00 | 100.00 | 3,465 |
| 41) CENTRAL POLAND FUND LLC | Wilmington | 1 | 3,467 | 79 | A1. | 14 | 53.19 | 53.19 | 1,069 |
| 42) CENTRUM KART S.A. | Warsaw | 1 | 5,710 | 14 | A1. | 14 | 100.00 | 100.00 | 121 |
| 43) E2E INFOTECH LTD | London | 8 | 298 | 86 | A1. | 13 | 34.00 | 34.00 | 101 |
| 44) FABRYKA MASZYN SP.ZO.O. | Janov Lubelski | 1 | 4,961 | 14 | A1. | 75 | 86.68 | 86.68 | 3,224 |
| 45) FABRYKA SPRZETU OKRETOWEGO "MEBLOMOR" S.A. | Czarnkow | 8 | 1,782 | 171 | A1. | 75 | 23.81 | 23.81 | 289 |
| 46) GRUPA INWESTYCYJNA NYWIG S.A. | Warsaw | 8 | 1,907 | 21 | A1. | 14 | 24.60 | 24.60 | 469 |
| 47) HOTEL JAN III SOBIESKI SP.ZO.O. | Warsaw | 8 | .. | .. | A1. | 14 | 37.50 | 37.50 | .. |
| 48) IKB CORPORATELAB S.A. | Luxembourg | 7 | 10,627 | 627 | A1. | 6 | 50.00 | 50.00 | 5,314 |
| 49) ISTRATURIST UMAG HOTELIJERSTVO I TURIZAM D.D. | Umag | 1 | 78,254 | 5,923 | A1. | 19 | 71.80 | 71.80 | 56,186 |
| 50) JUPITER NFI S.A. | Warsaw | 8 | 48,364 | -11,014 | A1. | 14 | 37.43 | 37.43 | 18,103 |
| 51) KOÇ ASSET MANAGEMENT S.A. | Geneva | 7 | -790 | -394 * | A2. | 7 | 50.00 | 50.00 | .. |
| 52) KRAJOWA IZBA ROZLICZENIOWA S.A. | Warsaw | 8 | 15,888 | 5,072 | A1. | 14 | 22.96 | 22.96 | 3,648 |
| 53) LIPA D.D. | Novi Marof | 1 | 2,814 | 134 | A1. | 27 | 55.00 | 55.00 | 1,547 |
| 54) MARKETING ZAGREBACKE BANKE D.O.O. | Zagreb | 1 | 664 | -44 | A1. | 19 | 100.00 | 100.00 | 664 |
| 55) MASTERS S.A. | Legnica | 8 | 1,333 | -493 | A1. | 75 | 33.81 | 33.81 | 446 |
| 56) OT FINANCIAL SERVICES NOMINEES LIMITED | London | 1 | .. | .. | A1. | 65 | 100.00 | 100.00 | .. |
| 57) PEKAO ACCESS SP.ZO.O. (formerly Access Sp.Zo.O.) | Warsaw | 1 | 543 | 4 | A1. | 14 | 55.26 | 55.26 | 300 |
| 58) PEKAO DEVELOPMENT SP.ZO.O | Warsaw | 1 | 8,209 | 465 | A1. | 14 | 100.00 | 100.00 | 8,210 |
| 59) PEKAO FINANCIAL SERVICES SP.ZO.O. | Warsaw | 1 | 3,008 | 732 | A1. | 14 | 100.00 | 100.00 | 1,519 |
| 60) PIONEER CONSULTING SERVICES S.A. | Warsaw | 1 | .. | .. | A1. | 70 | 100.00 | 100.00 | .. |
| 61) POLONIT SP.ZO.O. | Lodz | 1 | 2,144 | -210 | A1. | 75 | 80.85 | 80.85 | 1,267 |
| 62) S.S.I.S. SOCIETA' SERVIZI INFORMATICI SAMMARINESE SpA | Borgo Maggiore (San Marino) | 8 | 559 | 30 | A1. | 56 | 50.00 | 50.00 | 280 |
| 63) TOMTEX S.A. | Tomaszów Mazowiecki | 8 | 2,849 | -47 | A1. | 75 | 30.64 | 30.64 | 408 |
| 64) TRADINGLAB INC. | New York | 1 | 1,224 | -2,793 | A1. | 13 | 100.00 | 100.00 | 1,224 |
| 65) TRINITY MANAGEMENT SP.ZO.O | Warsaw | 4 | 3,462 | 126 | A1. | 14 | 50.00 | 50.00 | 1,731 |
| 66) UPI POSLOVNI SISTEM D.O.O. | Sarajevo | 1 | 1,811 | 36 | A1. | 26 | 51.35 | 51.35 | 929 |
| 67) ZABA TURIZAM d.o.o. | Zagreb | 1 | 237 | 112 | A1. | 19 | 100.00 | 100.00 | 237 |
| 68) ZANE BH D.O.O. | Sarajevo | 1 | 190 | 85 | A1. | 100 | 100.00 | 100.00 | 189 |
| 69) ZASLAW ZPIN | Zagorz | 1 | -884 | -998 | A1. | 75 | 86.20 | 86.20 | .. |
| 70) ZIVNOSTENSKA FINANCE B.V. | Amsterdam | 1 | 62 | -8 | A1. | 21 | 100.00 | 100.00 | .. |
| **C. OTHER SIGNIFICANT EQUITY INVESTMENTS** | | | | | | | | | |
| 1) ARGENTEA SpA | Trento | 8 | 651 | 82 | A1. | 1 | 26.00 | 26.00 | 72 |
| 2) AUGES SpA SIM (in liquidation) | Verona | 1 | 88 | -111 | A1. | 1 | 100.00 | 100.00 | 72 |
| 3) Autostrada BS-VR-VI-PD SpA | Verona | 8 | 316,452 | 16,866 | A1. | 1 | 20.30 | 20.30 | .. |
| 4) CASSA DI LIQUIDAZIONE E GARANZIA SpA | Trieste | 8 | 1,525 | 13 | A1. | 1 | 24.61 | 24.61 | 199 |

*3.1 Significant equity investments (continued)*

| NAME | MAIN OFFICE | TYPE OF RELATIONSHIP[1] | SHARE-HOLDERS' EQUITY** € '000 | PROFIT/ LOSS**A € '000 | RELATIONSHIP PARENT COMPANY | | RELATIONSHIP % STAKE | % VOTING RIGHTS AT A.G.M. | BOOK VALUE € '000 |
|---|---|---|---|---|---|---|---|---|---|
| 5) CASSA E ASSICURAZIONI SpA (in liquidation) | Verona | 1 | 168 | -8 | A1. | 1 | 65.00 | 65.00 | 117 |
| 6) CONRIT SERVIZI Srl | Turin | 1 | 20 | .. | A1. | 31 | 100.00 | 100.00 | 21 |
| 7) CONSORTIUM SRL | Milan | 8 | 661,533 | -2,881 | A1. | 1 | 25.70 | 25.70 | 170,029 |
| 8) INIZIATIVE URBANE SpA | Trento | 8 | 7,948 | -486 | A1. | 1 | 27.78 | 27.78 | 2,208 |
| 9) MEDIOINVEST Srl | Perugia | 1 | 9,332 | 19 | A1. | 10 | 100.00 | 100.00 | 9,296 |
| 10) RI.PO. Srl | Turin | 1 | 3,331 | 1,665 | A1. | 5 | 99.99 | 99.99 | .. |
| 11) SERIN Srl | Trento | 8 | 79 | 12 | A1. | 1 | 20.00 | 20.00 | 20 |
| 12) SE.TEL. SERVIZI TELEMATICI | Naples | 8 | 5 | 1 | A1. | 96 | 33.33 | 33.33 | 2 |
| 13) AGROINVEST FPS (in liquidation) | Bratislava | 1 | 124 | -57 | A1. | 17 | 100.00 | 100.00 | .. |
| 14) CPF MANAGEMENT | British Virgin Island | 8 | .. | .. | A1. | 14 | 40.00 | 40.00 | .. |
| 15) HUR EMLAK INS TIC AS | Istanbul | 7 | 94 | -7 * | A2. | 3 | 49.53 | 49.53 | 1,782 |
| 16) KOÇ KULTUR SANAT TANITIM A.S. | Istanbul | 7 | 340 | 6 * | A2. | 7 | 22.55 | 22.55 | 19 |
| | | | | 1 * | A2. | 4 | 2.43 | 2.43 | 2 |
| | | | | 1 * | A2. | 6 | 2.45 | 2.45 | 3 |
| 17) PEKAO USLUGI KORPORACYJNE S.A. | Warsaw | 1 | 39 | -6 | A1. | 14 | 100.00 | 100.00 | .. |
| 18) PEKAO IMMOBILIER SARL | Paris | 1 | 2 | -4 | A1. | 14 | 100.00 | 100.00 | 15 |
| 19) PPOW TOLMICKO SP.ZO.O. | Tolkmicko | 1 | -35 | -12 | A1. | 75 | 62.78 | 62.78 | .. |
| 20) PRACOWNICZE TOWARZYSTWO EMERYTALNE S.A. | Warsaw | 1 | 21 | .. | A1. | 71 | 98.92 | 98.92 | 21 |

A. Amount already included in "Shareholders' equity" in the previous column.
* Pro-quota of our interest.
** For consolidated subsidiaries capital figures given correspond to those used in consolidation.

Type of relationship:
1 = control pursuant to para. 1 clause 1 of Article 2359 of the Civil Code (majority of voting rights at ordinary shareholders' meetings)
2 = control pursuant to para. 1, clause 2 of Article 2359 of the Civil Code (dominant influence at ordinary shareholders' meetings);
3 = control pursuant to para. 2, clause 1 of Article 23 of the Consolidation Act (agreements with other shareholders);
4 = other types of control;
5 = centralised management pursuant to para. 1 of Article 26 of the "decree";
6 = centralised management pursuant to para. 2 of Article 26 of the "decree";
7 = joint control;
8 = affiliated company.

## Other equity investments

Among the other equity investments held by UniCredito Italiano and by its direct and indirect subsidiaries, below we report those that are most significant in terms of investment amount and/or the percentage held (greater than 10%):

€ '000

| | NAME OF AFFILIATE | MAIN OFFICE | % ORDINARY CAPITAL HELD | PARENT COMPANY | BOOK VALUE |
|---|---|---|---|---|---|
| 1 | Assicurazioni Generali SpA | Trieste | 3.5 | A1.1 | 977,206 |
| 2 | Olimpia SpA | Milan | 8.4 | A1.1 | 584,768 |
| 3 | MEDIOBANCA Banca di Credito Finanziario SpA | Milan | 7.8 | A1.1 | 410,686 |
| 4 | EDIPOWER SpA | Milan | 10.0 | A1.1 | 200,134 |
| 5 | Schemaventotto SpA | Moncalieri (TO) | 6.7 | A1.1 | 88,486 |
| 6 | Borsa Italiana SpA | Milan | 11.1 | A1.1 | 48,363 |
| | | | 0.8 | A1.6 | 7,514 |
| 7 | Banca d'Italia | Rome | 10.8 | A1.1 | 46,513 |
| | | | 0.1 | A1.10 | 5,619 |
| | | | 0.1 | A1.11 | 2,766 |
| 8 | Infracom Italia SpA (formerly Serenissima Infracom SpA) | Verona | 11.2 | A1.1 | 34,323 |
| 9 | IKB Deutsche Industriebank Aktiengesellschaft | Dusseldorf | 2.0 | A1.1 | 28,972 |
| 10 | RCS MediaGroup SpA (formerly HdP SpA) | Milan | 0.9 | A1.1 | 18,198 |
| 11 | FINAOSTA SpA - Finanziaria Regionale V.Aosta | Aosta | 10.7 | A1.1 | 10,342 |
| 12 | Fincantieri Cantieri Navali Italiani SpA | Trieste | 3.0 | A1.1 | 10,329 |
| 13 | Cedacri SpA (formerly Cedacrinord SpA) | Collecchio (PR) | 6.1 | A1.1 | 6,714 |
| | | | 6.1 | A1.11 | 1,865 |
| 14 | Wschodni Bank Cukrorownictwa S.A. | Lublin | 19.8 | A1.14 | 8,343 |
| 15 | Mediocredito Trentino Alto Adige SpA | Trento | 7.8 | A1.1 | 7,130 |
| 16 | Banque Commerciale du Maroc | Casablanca | 3.0 | A1.1 | 5,588 |
| 17 | Centro Leasing SpA | Firenze | 5.2 | A1.1 | 5,552 |
| 18 | FINPIEMONTE SpA Istituto Fin. Reg. Piemontese | Turin | 12.2 | A1.1 | 5,441 |
| | | | 0.3 | A1.5 | 89 |
| 19 | Carisma SpA | Milan | 3.1 | A1.3 | 4,537 |
| 20 | Centrale dei Bilanci Srl Società per gli Studi | Turin | 10.0 | A1.1 | 4,522 |
| 21 | Istituto Europeo di Oncologia Srl | Milan | 7.5 | A1.1 | 4,208 |
| 22 | Veneto Sviluppo | Venezia | 15.3 | A1.1 | 3,134 |
| 23 | BANKSIEL - Società di Informatica e Organizzazione | Milan | 7.0 | A1.1 | 3,090 |
| 24 | Società per il Mercato dei Titoli di Stato - MTS SpA | Rome | 5.0 | A1.1 | 2,827 |
| 25 | FINEST SpA | Pordenone | 2.0 | A1.1 | 2,713 |
| 26 | Società per le Imprese all'Estero - SIMEST SpA | Rome | 1.8 | A1.1 | 2,624 |
| 27 | Orel_G Holding | Sofia | 19.3 | A1.15 | 2,609 |
| 28 | EUROVITA - Italcasse Assicurazioni S.p.A | Rome | 2.7 | A1.11 | 1,276 |
| | | | 2.7 | A1.10 | 1,320 |
| 29 | Unibon Salumi S.C.a.r.l. | Modena | 2.8 | A1.1 | 1,549 |
| | | | 1.7 | A1.11 | 1,033 |
| 30 | Lingotto SpA | Turin | 17.0 | A1.1 | 2,040 |
| 31 | Servizi Interbancari SpA (now Cartasì SpA) | Rome | 9.1 | A1.1 | 1,878 |
| | | | 0.1 | A1.10 | 34 |

*Other equity investments: (continued)*

€ '000

| NAME OF AFFILIATE | MAIN OFFICE | % ORDINARY CAPITAL HELD | PARENT COMPANY | BOOK VALUE |
|---|---|---|---|---|
| 32 CLS Group Holdings A.G. | Zurich | 1.4 | A1.1 | 1,636 |
| 33 B. Group SpA (formerly Compagnia Iniziative Mobiliari) | Milan | 5.6 | A1.1 | 1,575 |
| 34 Credifarma SpA | Rome | 17.0 | A1.1 | 1,291 |
| 35 S.Paolo-Imi SpA (formerly Cardine Banca SpA) | Turin | 0.0 | A1.11 | 1,265 |
| 36 Interporto Bologna SpA | Bologna | 8.1 | A1.1 | 1,156 |
| 37 Trentino Servizi SpA | Rovereto (Tn) | 2.0 | A1.1 | 1,094 |
| 38 Compagnia Investimenti e Sviluppo CIS. SpA | Villafranca (VE) | 4.0 | A1.1 | 1,045 |
| 39 Finanziaria Regionale Friuli Venezia Giulia FRIULIA SpA | Trieste | 2.0 | A1.1 | 1,023 |
| 40 Credito Agricolo Italiano SpA | Rome | 7.5 | A1.10 | 1,017 |
| 41 Finanziaria Regionale per lo Sviluppo del Molise FINMOLISE SpA | Campobasso | 11.8 | A1.1 | 1,001 |
| 42 METIS SpA | Milan | 12.5 | A1.1 | 862 |
| 43 Capitale e Sviluppo SpA | Perugia | 19.5 | A1.10 | 807 |
| 44 Società per i Servizi Bancari - SSB SpA | Milan | 13.2 | A1.1 | 650 |
| | | 0.1 | A1.10 | 1 |
| | | .. | A1.11 | .. |
| 45 Biuro Informacji Kredytowej S.A. | Warsaw | 15.0 | A1.14 | 494 |
| 46 SCONTOFIN SpA | Luxembourg | 15.0 | A1.3 | 387 |
| 47 Val Rendena Funivie SpA | Pinzolo (TN) | 10.7 | A1.1 | 382 |
| 48 Fabryka Wyrobow Frotowych i Kocowych "Zwoltex" S.A | Zdunska Wola | 11.7 | A1.75 | 343 |
| 49 Società Regionale di Garanzia Marche Soc. Coop. r.l. | Ancona | 11.7 | A1.1 | 338 |
| 50 Società Aree Industriali ed Artigianali S.A.I.A. SpA | Verbania | 10.0 | A1.1 | 232 |
| 51 PROFINGEST (consortium) | Bologna | 12.9 | A1.1 | 130 |
| 52 WIMA | Lodz | 12.2 | A1.75 | 104 |
| 53 Health Insurance Company Zakrila AD | Sofia | 10.0 | A1.15 | 102 |
| 54 S.A.S.E. SpA | Perugia | 11.4 | A1.10 | 77 |
| 55 Vadeli Islemler Egidim Danismanlik A.S. | Izmir | 10.0 | A2.3 | 73 |
| 56 Sentieri Vivi Srl | Trento | 10.0 | A1.1 | 60 |
| 57 Idea Group SpA | Bergamo | 10.8 | A1.1 | 38 |
| 58 Sebi SpA | Perugia | 15.8 | A1.10 | 28 |
| 59 Treviso Global Scarl | Treviso | 10.0 | A1.1 | 10 |
| 60 Borsa Merci Trieste SpA | Trieste | 10.0 | A1.1 | 9 |
| 61 Aurora Private Equity Management Company S.A. | Luxembourg | 10.0 | A1.1 | 3 |
| 62 Beofinest a.d. | Belgrado | 18.8 | A1.1 | .. |
| 63 Società della Ferrovia Friulana SpA (in liquidation) | Gorizia | 18.6 | A1.1 | .. |
| 64 Banque Galliere S.A. (in liquidation) | Paris | 17.5 | A1.1 | .. |
| 65 Giraglia Immobiliare SpA | Milan | 17.2 | A1.3 | .. |
| 66 S.I.CRE.F. Srl (in liquidation) | Verona | 16.0 | A1.1 | .. |
| 67 Skillpass SpA | Rome | 12.5 | A1.1 | .. |
| 68 I Gemelli di S. Benigno Srl (in liquidation) | Genoa | 12.2 | A1.3 | .. |
| 69 Przedsiebiorstwo Poligraficzno Wydawnicze Uniprom S.A. | Warsaw | 10.6 | A1.75 | .. |

"Significant interest based on investment amount" means a book value of more than one million euros.

## 3.2Credit and debit positions with Group companies
## 3.3 Credit and debit positions with associated companies (other than Group companies)

€ '000

| | CREDIT AND DEBIT POSITIONS WITH GROUP COMPANIES AMOUNTS AS AT | | CREDIT AND DEBIT POSITIONS WITH ASSOCIATED COMPANIES AMOUNTS AS AT | |
|---|---|---|---|---|
| | 31.12.2003 | 31.12.2002 | 31.12.2003 | 31.12.2002 |
| **a) Assets** | | | | |
| 1. Loans to banks | - | - | 3,088,222 | 2,669,908 |
| *of which: subordinated portion* | - | - | - | - |
| 2. Loans to financial institutions | - | 7,805 | 1,621,780 | 1,479,659 |
| *of which: subordinated portion* | - | - | *5,603* | *7,333* |
| 3. Loans to other customers | 119,234 | 119,632 | 678,010 | 1,000,047 |
| *of which: subordinated portion* | - | - | - | - |
| 4. Bonds and other debt securities | - | - | 457,733 | 382,119 |
| *of which: subordinated portion* | - | - | *10,738* | *14,428* |
| **Total assets** | **119,234** | **127,437** | **5,845,745** | **5,531,733** |
| **b) Liabilities** | | | | |
| 1. Due to banks | - | - | 6,468,608 | 1,442,295 |
| 2. Due to financial institutions | 13,182 | 3,322 | 239,133 | 171,871 |
| 3. Due to other customers | 42,252 | 178,071 | 403,534 | 485,733 |
| 4. Securities in issue | - | - | 1,160 | - |
| 5. Subordinated debt | - | - | - | - |
| **Total liabilities** | **55,434** | **181,393** | **7,112,435** | **2,099,899** |
| **c) Guarantees and commitments** | | | | |
| 1. Guarantees given | 8,876 | 14,057 | 267,803 | 496,791 |
| 2. Commitments | 14,824 | 13,387 | 185,779 | 312,473 |
| **Total Guarantees and Commitments** | **23,700** | **27,444** | **453,582** | **809,264** |

**The assets, liabilities, guarantees and commitments outstanding as at 31 December 2003** with Group companies that are not fully consolidated, and those with companies subject to significant influence, based on the stake held, break down as follows:

€ '000

| GROUP COMPANIES | ASSETS | LIABILITIES | GUARANTEES | COMMITMENTS |
|---|---|---|---|---|
| **1) Transactions with banks** | | | | |
| | - | - | - | - |
| **2) Transactions with financial institutions** | | | | |
| Auges SpA (in liquidation) | - | 210 | - | - |
| Pekao Financial Services Sp Zo.o | - | 867 | - | 213 |
| Pekao Uslugi Korporacyine S.A. | - | 10,065 | - | - |
| Sviluppo Nord Ovest S.G.R.p.A. | - | 1,467 | - | - |
| Ventura Finance SpA | - | 573 | - | - |
| | **-** | **13,182** | **-** | **213** |
| **3) Transactions with other customers** | | | | |
| Pekao Access Sp.Zo.o | - | 263 | 21 | - |
| BDK Consulting | 1 | - | - | - |
| UniCredit Broker Credit SpA | 2 | 3,648 | - | - |
| Cassa e Assicurazioni SpA (in liquidation) | - | 110 | - | - |
| Centar Gradski Podrum d.o.o. | - | 110 | - | - |
| Central Kaptol d.o.o. | 23,728 | 241 | - | 1,790 |
| CONRIT Servizi Srl | - | 13 | - | - |
| UniCredit Energia S.C.R.L. | - | 6 | - | - |
| Fabryka Maszyn Sp.Zo.o. (formerly HSW FMJ Sp.zo.o.) | - | 52 | - | - |
| I-Faber SpA | - | 517 | 610 | - |
| Istraturist Umag Hotelijerstvo I Turiza | 6,107 | 293 | 716 | 2,699 |
| Lipa d.d. | - | 256 | - | - |
| Locat Rent SpA | 71,158 | 1,320 | 247 | - |
| Marketing Zagrebacke Bamke d.o.o. | - | 579 | - | 15 |
| On Investment Services Srl | 1 | 142 | - | - |
| Pekao Development SP. Z.o.o. | 8,776 | 3,047 | - | 10,107 |
| Polonit Sp.zo.o | 106 | - | - | - |
| RI.PO. Srl | 8,016 | 1,444 | 7,200 | - |
| S.T.T. S.p.a | - | 6,064 | - | - |
| TLX SpA | - | 4,189 | 28 | - |
| Trinity Management Sp. zo.o | - | 1,085 | - | - |
| UniCredit Consulting Srl | - | 505 | - | - |
| UniCredit ServiceLab SpA | - | 3,534 | - | - |
| UniCredit International Services UNICIIS Srl | - | 17 | - | - |
| UniCredit Assicura Srl | 1,335 | 13,205 | - | - |
| UNI IT Srl | - | 722 | - | - |
| Vivacity SpA | - | 616 | 54 | - |
| Zaslaw ZPIN Sp.zo.o | 4 | - | - | - |
| Zane BH d.o.o. | - | 86 | - | - |
| Zaba Turizam d.o.o. | - | 188 | - | - |
| | **119,234** | **42,252** | **8,876** | **14,611** |
| **4) Bonds and other debt securities** | | | | |
| | - | - | - | - |
| **5) Securities in issue** | | | | |
| | - | - | - | - |
| **6) Subordinated debt** | | | | |
| | - | - | - | - |
| **Total** | **119,234** | **55,434** | **8,876** | **14,824** |

€ '000

| OTHER COMPANIES SUBJECT TO SIGNIFICANT INFLUENCE | ASSETS | LIABILITIES | GUARANTEES | COMMITMENTS |
|---|---|---|---|---|
| **1) Transactions with banks** | | | | |
| Banca Cassa di Risparmio di Savigliano SpA | 6,962 | 13,802 | - | 39 |
| Cassa di Risparmio di Bra SpA | 20,845 | 2,881 | 50 | - |
| Cassa di Risparmio di Fossano SpA | 5,804 | 16,521 | - | 90 |
| Cassa di Risparmio di Saluzzo SpA | 16,916 | 5,668 | - | 8 |
| | **50,527** | **38,872** | **50** | **137** |
| **2) Transactions with financial institutions** | | | | |
| Allianz Zb d.o.o. Drustvo Za Upravljanje Dobrovoljnim | - | 52 | - | 5 |
| Allianz Zb d.o.o. Drustvo Za Upravljanje Obvznim | - | 109 | - | 36 |
| Cassa di Liquidazione e Garanzia SpA | - | 116 | - | - |
| Consortium Srl | 381,302 | 19 | - | - |
| Jupiter NFI S.A. | - | 118 | - | - |
| Krajowa Izba Rozliczeniowa S.A. | - | 277 | - | 4,254 |
| LISEURO SpA | 6,369 | - | - | - |
| Società Friulana Esazioni Tributi S.F.E.T. SpA | 6,557 | - | - | - |
| | **394,228** | **691** | **-** | **4,295** |
| **3) Transactions with other customers** | | | | |
| Allianz Zagreb Dionicko Drustvo Za Osiguranje | - | 441 | - | 76 |
| ARGENTEA SpA | - | 133 | 62 | - |
| AUTOSTRADA BS-VR-VI-PD SpA | - | 1,232 | 9 | - |
| Baldini e Castoldi Dalai - Editore SpA | 204 | 24 | - | - |
| Commercial Union Vita SpA | - | 88,189 | - | - |
| CONSORZIO CA.RI.CE.SE. | 661 | - | - | - |
| CreditRAS Assicurazioni SpA | - | 42 | 300 | - |
| CreditRas Vita SpA | 29,522 | 60,763 | - | - |
| Fabryka Sprzetu Okretowego | 260 | 119 | - | - |
| Grifo Insurance Brokers Srl | - | 636 | - | - |
| Grupa Inwestycyjna Nywing S.A. | 1,507 | 4 | - | - |
| Hotel Jean IIISobieski Sp.zo.o | 9,576 | 138 | - | - |
| Immobiliare Lombarda SpA | 48,310 | 401 | 2,474 | - |
| Iniziative Urbane SpA | 11,933 | - | 634 | 1,966 |
| Selezione Terza S.r.l | 45,350 | 773 | - | 4,650 |
| Serin Srl | 4 | - | - | - |
| Tomtex S.A. | 160 | 463 | - | - |
| Wytwornia Silnikow Plz. Mielec Sp.zo.o. | - | 1 | - | - |
| | **147,487** | **153,359** | **3,479** | **6,692** |
| **4) Bonds and other debt securities** | | | | |
| | - | - | - | - |
| **5) Securities in issue** | | | | |
| | - | - | - | - |
| **6) Subordinated debt** | | | | |
| | - | - | - | - |
| **Total** | **592,242** | **192,922** | **3,529** | **11,124** |

## 3.4 Item 70 "Equity Investments"

## 3.5 Item 80 "Equity Investments in Group Companies"

€ '000

| | EQUITY INVESTMENTS ITEM 70 | | | EQUITY INVESTMENTS IN GROUP COMPANIES ITEM 80 | | |
|---|---|---|---|---|---|---|
| | AMOUNTS AS AT | | | AMOUNTS AS AT | | |
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| **a) Equity investments in banks** | **588,709** | **608,410** | **608,410** | **-** | **-** | **-** |
| *1. Listed* | *448,037* | *475,611* | *475,611* | - | - | - |
| *2. Unlisted* | *140,672* | *132,799* | *132,799* | - | - | - |
| **b) Equity investments in financial institutions** | **351,288** | **276,366** | **458,878** | **6,012** | **9,715** | **9,715** |
| *1. Listed* | *885* | *1,797* | *1,797* | *451* | *448* | *448* |
| *2. Unlisted* | *350,403* | *274,569* | *457,081* | *5,561* | *9,267* | *9,267* |
| **c) Other** | **2,427,227** | **1,187,339** | **1,185,309** | **131,230** | **141,813** | **141,813** |
| *1. Listed* | *1,025,933* | *48,881* | *48,881* | - | - | - |
| *2. Unlisted* | *1,401,294* | *1,138,458* | *1,136,428* | *131,230* | *141,813* | *141,813* |
| **Total for item 70 and item 80** | **3,367,224** | **2,072,115** | **2,252,597** | **137,242** | **151,528** | **151,528** |

## 3.6 Changes in equity investments in the year

### *3.6.1 Equity Investments in Group Companies (item 80)*

### *3.6.2 Other Equity Investments (item 70)*

€ '000

| | EQUITY INVESTMENTS IN GROUP COMPANIES ITEM 80 | OTHER EQUITY INVESTMENTS ITEM 70 |
|---|---|---|
| **A. Opening balance** | **151,528** | **2,252,597** |
| **B. Increases** | **40,108** | **1,439,181** |
| B.1 Purchases | 8,009 | 1,298,771 |
| B.2 Write-backs | - | 3,800 |
| B.3 Revaluations | - | 233 |
| B.4 Other changes (*) | 32,099 | 136,377 |
| **C. Reductions** | **54,394** | **324,554** |
| C.1 Sales | - | 100,626 |
| C.2 Writedowns | 2,468 | 12,500 |
| *of which: permanent writedowns* | *1,633* | *12,202* |
| C.3 Other changes | 51,926 | 211,428 |
| **D. Closing balance** | **137,242** | **3,367,224** |
| **E. Total revaluations** | **-** | **12,968** |
| **F. Total adjustments** | **46,539** | **448,324** |

*Sub-item B.4 "Other changes" includes the changes resulting from the changed scope of consolidation.

## *Detail of principal changes in "Equity Investments in Group Companies":*

€ '000

| | | |
|---|---|---|
| **B. INCREASES** | | |
| **B.1 Purchases:** | | |
| Ing. Employee Benefits SpA (now Employee Benefits SpA) | | 3,530 |
| Ing. Agenzia Assicurativa SpA (now XXA Agenzia Assicurativa SpA) | | 1,851 |
| Vivacity SpA | | 1,600 |
| Other | | 1,028 |
| | | **8,009** |
| **B.4 Other changes:** | | |
| - Exchange gains | | 48 |
| - Gains from sales | | 37 |
| - Value differences for equity investments valued with the equity method: | | |
| UniCredit Assicura Srl | 1,613 | |
| Other | 4,731 | 6,344 |
| - Other: | | |
| UniCredit ServiceLab SpA | 5,300 | |
| I-Faber SpA | 4,800 | |
| TLX SpA | 4,350 | |
| Trading Lab Inc. | 2,521 | |
| Locat Rent SpA | 2,514 | |
| Ing. Employee Benefits SpA (now Employee Benefits SpA) | 1,560 | |
| Other | 4,625 | 25,670 |
| | | **32,099** |
| **C. REDUCTIONS** | | |
| **C.1 Sales** | | - |
| **C.2 Writedowns:** | | |
| Ri.po Srl | 1,500 | |
| Other | | 968 |
| | | **2,468** |
| **C.3 Other changes:** | | |
| - Exchange differences | | 7,655 |
| - Losses from sales: | | 45 |
| - Value differences for equity investments valued with the equity method: | | |
| Vivacity SpA | 14,095 | |
| Trading Lab Inc. | 3,275 | |
| UniCredit ServiceLab SpA | 3,020 | |
| I-Faber SpA | 2,985 | |
| Other | 3,905 | 27,280 |
| - Companies transferred to Item 70 "Other equity investments" | | 599 |
| - Companies transferred to line-by-line consolidation area: | | |
| UniCredit Banca d'Impresa SpA (formerly UniCredit Servizi Corporate SpA) | 6,300 | |
| UniCredit Private Banking SpA (formerly UniCredit Servizi Private SpA) | 6,300 | |
| Other | 779 | 13,379 |
| - Other | | 2,968 |
| | | **51,926** |

## *Detail of principal changes in "Other Equity Investments"*

€ '000

| | | |
|---|---|---|
| **B. INCREASES** | | |
| **B.1 Purchases:** | | |
| Assicurazioni Generali SpA | | 977,208 |
| Edipower SpA | | 100,076 |
| Olimpia SpA | | 64,680 |
| Consortium Srl | | 53,295 |
| Synesis Finanziaria SpA | | 50,000 |
| IKB Deutsche Industriebank Aktiengesellschaft | | 28,972 |
| Wschodni Bank Cukrorownictwa S.A. | | 8,439 |
| IKB Corporatelab S.A. | | 4,999 |
| Carisma SpA | | 4,357 |
| Lingotto SpA | | 2,938 |
| Istituto Europeo di Oncologia Srl | | 1,790 |
| Other | | 2,017 |
| | | **1,298,771** |
| **B.2 Write-backs:** | | |
| RCS Media Group SpA (formerly HdP SpA) | | 3,308 |
| Other | | 492 |
| | | **3,800** |
| **B.3 Revaluations** | | **233** |
| **B.4 Other changes :** | | |
| - Exchange rate gains: | | 21 |
| - Gains from sales: | | |
| Polcard S.A. | 14,400 | |
| Intesa Holding A.M. SpA | 9,939 | |
| Kataweb SpA | 6,455 | |
| Centrale Rischi Finanz. CRIF SpA | 2,070 | |
| Other | 4,587 | 37,451 |
| - Value differences for equity investments valued with the equity method: | | |
| CreditRas Vita SpA | 5,590 | |
| Commercial Union Vita SpA | 3,243 | |
| Other | 7,014 | 15,847 |
| - Changes due to modified scope of consolidation: | | |
| Cesky Leasing Spol. S.r.o. | 1,212 | |
| Other | 599 | 1,811 |
| - Other *: | | |
| Synesis Finanziaria SpA | 44,403 | |
| Commercial Union Vita SpA | 29,400 | |
| CreditRas Vita SpA | 3,054 | |
| Other | 4,390 | 81,247 |
| | | **136,377** |

*Detail of principal changes in "Other Equity Investments" (continued)*

€ '000

| | | |
|---|---|---|
| **C. REDUCTIONS** | | |
| **C.1 Sales** | | |
| Commerzbank A.G. | | 54,573 |
| Polcard S.A. | | 14,834 |
| Intesa Holding A.M. SpA | | 10,501 |
| Kataweb SpA | | 6,600 |
| Carisma SpA | | 4,537 |
| Cesky Leasing Spol. S.r.o. | | 2,208 |
| Centrale Rischi Finanz. CRIF SpA | | 2,200 |
| Jarocinskie Frabryki Mebli (JFM) | | 1,097 |
| Pollena Ewa S.A. | | 1,083 |
| Other | | 2,993 |
| | | **100,626** |
| **C.2 Writedowns** | | |
| Consortium Srl | | 5,201 |
| Istituto Europeo di Oncologia Srl | | 2,268 |
| Other | | 5,031 |
| | | **12,500** |
| **C.3 Other changes:** | | |
| - Exchange rate differences | | 7,357 |
| - Losses from sales: | | |
| Commerzbank A.G. | 3,462 | |
| Other | 261 | 3,723 |
| - Value differences for equity investments valued with the equity method | | |
| Immobiliare Lombarda SpA | 2,275 | |
| Other | 1,733 | 4,008 |
| - Company transferred to line-by-line/proportional consolidation area: | | |
| Koç Finansal Hizmetler A.S. | 184,803 | |
| Demir Romlease S.A. | 1,664 | |
| Other | 12 | 186,479 |
| - Other: | | |
| Jupiter NFI S.A. | 4,988 | |
| Other | 4,873 | 9,861 |
| | | **211,428** |

* "Other changes – Other" also included increases resulting from extraordinary corporate transactions (spin-offs, transfers, etc.) and transfers from other portfolios.

## ○ Section 4 TANGIBLE AND INTANGIBLE FIXED ASSETS

Tangible and intangible fixed assets are broken down as follows:

€ '000

| | AMOUNTS AS AT 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
|---|---|---|---|
| **110. Intangible fixed assets** | **1,167,290** | **1,264,150** | **1,255,688** |
| **120. Tangible fixed assets** | **3,238,372** | **3,611,571** | **3,527,174** |
| Total | 4,405,662 | 4,875,721 | 4,782,862 |
| *of which: buildings owned by the Parent Company and used by Group companies in their operations* | *1,709,205* | *1,943,329* | *1,890,924* |

## 4.1 Changes in "Tangible fixed assets" in the year

€ '000

| | PROPERTY | FURNITURE | EQUIPMENT | TOTAL |
|---|---|---|---|---|
| **A. Opening balance** | **2,995,293** | **163,902** | **367,979** | **3,527,174** |
| **B. Increases** | **2,281,294** | **992,446** | **1,236,759** | **4,510,499** |
| B.1 Purchases | 2,089,282 | 946,900 | 1,048,752 | 4,084,934 |
| B.2 Write-backs | - | - | - | - |
| B.3 Revaluations | 242 | 651 | - | 893 |
| B.4 Other changes * | 191,770 | 44,895 | 188,007 | 424,672 |
| **C. Reductions** | **2,547,585** | **1,002,253** | **1,249,463** | **4,799,301** |
| C.1 Sales | 2,209,600 | 915,072 | 945,018 | 4,069,690 |
| C.2 Writedowns: | 97,052 | 62,626 | 148,867 | 308,545 |
| a) Depreciation | 95,425 | 62,625 | 148,588 | 306,638 |
| b) permanent writedowns | 1,627 | 1 | 279 | 1,907 |
| C.3 Other changes | 240,933 | 24,555 | 155,578 | 421,066 |
| **D. Closing balance** | **2,729,002** | **154,095** | **355,275** | **3,238,372** |
| **E. Total revaluations** | **1,403,367** | **5,338** | **358** | **1,409,063** |
| **F. Total adjustments** | **1,200,935** | **600,624** | **1,167,603** | **2,969,162** |
| a) Depreciation | 1,189,825 | 600,594 | 1,167,320 | 2,957,739 |
| b) permanent writedowns | 11,110 | 30 | 283 | 11,423 |

* Sub-item B.4 "Other changes" includes the changes resulting from the changed scope of consolidation.

## 4.2 Annual changes in "Intangible fixed assets"

€ '000

| | |
|---|---|
| **A. Opening balance** | **1,255,688** |
| **B. Increases** | **421,087** |
| B.1 Purchases | 236,037 |
| B.2 Write-backs | - |
| B.3 Revaluations | - |
| B.4 Other changes * | 185,050 |
| **C. Reductions** | **509,485** |
| C.1 Sales | 928 |
| C.2 Writedowns: | 282,725 |
| a) amortisation | 271,061 |
| b) permanent writedowns | 11,664 |
| C.3 *Other changes* | 225,832 |
| **D. Closing balance** | **1,167,290** |
| **E. Total revaluations** | **-** |
| **F. Total adjustments** | **1,055,500** |
| a) *amortisation* | 1,039,061 |
| b) permanent writedowns | 16,439 |

* Sub-item B.4 "Other changes" includes the changes resulting from the changed scope of consolidation.

Intangible fixed assets were made up as follows:

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| Intangible assets | 260,620 |
| "Goodwill" [1] | 770,785 |
| Other capitalised costs to be amortised | 135,885 |
| **Total** | **1,167,290** |

1. This was mainly for the goodwill posted directly to the consolidated accounts of Pioneer Investment Management USA Inc.

## ○ Section 5 OTHER ASSET ITEMS

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| **150. Other assets** | **36,124,218** | **29,187,186** | **29,119,828** |
| **160. Accrued income and prepaid expenses** | **2,017,604** | **2,127,375** | **2,061,500** |
| **Total** | **38,141,822** | **31,314,561** | **31,181,328** |

## 5.1 Item 150 "Other assets" – detail

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| **Cash and other valuables held by cashier:** | | | |
| - Current account cheques being settled, drawn on third parties | 337,760 | 504,504 | 504,038 |
| - Current account cheques charged to Group banks, received by the clearing house, and in the process of being debited | 89,473 | 9,915 | 9,915 |
| - Money orders, bank drafts and equivalent securities | 115,899 | 137,996 | 137,996 |
| - Coupons, securities due on demand, revenue stamps and miscellaneous valuables | 332 | 232 | 232 |
| | **543,464** | **652,647** | **652,181** |
| **Interest and amounts to be charged to:** | | | |
| - Customers | 17,360 | 8,021 | 7,942 |
| - Banks | 33,736 | 17,308 | 4,114 |
| | **51,096** | **25,329** | **12,056** |
| **Caution monies:** | | | |
| - In the name of, and on behalf of the Group | 50,172 | 9,004 | 8,972 |
| - In the name of, and on behalf of third parties | 287 | 1,602 | 1,600 |
| | **50,459** | **10,606** | **10,572** |
| **Items in transit between branches not yet attributed to destination accounts** | **134,776** | **296,753** | **296,752** |
| **Items in processing** | **823,785** | **2,058,885** | **2,056,764** |
| **Receivables for advances for tax collection service** | **1,670,611** | **1,431,147** | **1,431,141** |
| **Tax entries:** | | | |
| - Advance payments made to tax authorities | 1,299,983 | 1,108,585 | 1,097,761 |
| - Tax credits | 1,330,114 | 1,516,241 | 203,449 |
| - Other tax entries | 697,033 | 659,223 | 658,604 |
| | **3,327,130** | **3,284,049** | **1,959,814** |
| **Deferred tax assets** | **390,109** | **412,309** | **387,373** |
| **Entries resulting from the valuation of off-balance-sheet transactions** | | | |
| - Customers | 6,036,750 | 3,301,224 | 3,301,224 |
| - Banks | 16,009,625 | 12,328,074 | 12,328,074 |
| | **22,046,375** | **15,629,298** | **15,629,298** |
| **Premiums paid for options** | **3,879,227** | **803,191** | **803,191** |
| **Items not attributable to other accounts:** | | | |
| - Securities and coupons to be settled | 209,891 | 1,428,980 | 1,428,949 |
| - Other transactions | 1,630,269 | 2,419,895 | 3,732,356 |
| | **1,840,160** | **3,848,875** | **5,161,305** |
| **Adjustments for illiquid portfolio entries** | **10,115** | **578** | **578** |
| **Other entries:** | | | |
| - Entries related to accidents and disputes being clarified (at estimated amount to be received) | 42,238 | 19,116 | 19,116 |
| - Other entries | 1,314,673 | 714,403 | 699,687 |
| | **1,356,911** | **733,519** | **718,803** |
| **Total** | **36,124,218** | **29,187,186** | **29,119,828** |

## 5.2 Item 160 "Accrued income and pre-paid expenses"

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| **Accrued income** | | | |
| for accrued interest on investment and trading securities | 290,568 | 393,300 | 371,654 |
| for accrued interest on loans to banks | 74,502 | 157,865 | 152,614 |
| for accrued interest on loans to customers | 323,968 | 390,582 | 364,607 |
| for differentials on derivative contracts | 681,886 | 723,947 | 720,931 |
| for other transactions | 83,736 | 54,161 | 53,383 |
| **Total accrued income** | **1,454,660** | **1,719,855** | **1,663,189** |
| **Prepaid expenses** | | | |
| for advance rent payments | 7,438 | 3,851 | 3,082 |
| for issue discount on securities | 8,753 | 10,023 | 10,023 |
| for derivative contracts | 281,335 | 215,695 | 211,374 |
| for miscellaneous fees and commissions | 243,588 | 160,063 | 158,274 |
| for other transactions | 21,830 | 17,888 | 15,558 |
| **Total pre-paid expenses** | **562,944** | **407,520** | **398,311** |
| **Total accrued income and pre-paid expenses** | **2,017,604** | **2,127,375** | **2,061,500** |



Accruals and deferrals are reported on the basis of the accrual principle and in accordance with the provisions of Article 2424 bis of the Civil Code.

## 5.3 Adjustments for accrued income and pre-paid expenses

No adjustments were made related to increases or decreases in the asset or liability accounts to which accrued income and pre-paid expenses refer.

## 5.4 Distribution of subordinated assets

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| a) Loans to banks | 2,006 | 2,000 | 2,000 |
| b) Loans to customers | 115,259 | 119,856 | 119,856 |
| c) Bonds and other debt securities | 357,512 | 287,729 | 282,782 |
| **Total** | **474,777** | **409,585** | **404,638** |

## Section 6 DEPOSITS

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| 10. Due to banks | 44,252,285 | 32,672,760 | 31,990,884 |
| 20. Due to customers | 97,802,811 | 96,123,829 | 93,368,254 |
| 30. Securities in issue | 37,297,683 | 33,176,265 | 33,173,457 |
| 40. Deposits received in administration | 173,344 | 203,447 | 203,447 |
| Total | 179,526,123 | 162,176,301 | 158,736,042 |

### 6.1 Detail of Item 10 "Due to banks"

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| a) Repo transactions | 18,328,066 | 11,927,830 | 11,927,830 |
| b) Stock lending | 132,616 | 162,040 | 162,040 |



### 6.2 Detail of Item 20 "Due to customers"

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| a) Repo transactions | 16,190,372 | 15,808,539 | 15,740,002 |
| b) Stock lending | 1,807 | - | - |

## *Item 10 "Due to banks"*

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| **a) on demand:** | | | |
| Demand deposits | 1,631,695 | 1,856,408 | 1,856,408 |
| Current accounts for services rendered | 1,268,186 | 629,946 | 626,933 |
| Other forms of debt | 10,359 | 22,545 | 22,536 |
| | **2,910,240** | **2,508,899** | **2,505,877** |
| **b) on term or with notice:** | | | |
| Time deposits | 19,795,336 | 15,640,099 | 15,381,309 |
| Repo transactions | 18,328,066 | 11,927,830 | 11,927,830 |
| Stock lending | 132,616 | 162,040 | 162,040 |
| Loans from international banking organisations | 662,220 | 678,219 | 353,243 |
| Other forms of debt | 2,423,807 | 1,755,673 | 1,660,585 |
| | **41,342,045** | **30,163,861** | **29,485,007** |
| **Total** | **44,252,285** | **32,672,760** | **31,990,884** |

## *Item 20 "Due to customers"*

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| **a) on demand:** | | | |
| Savings deposits | 6,984,414 | 6,852,944 | 6,844,154 |
| Overdraft accounts | 55,579,055 | 54,579,802 | 53,792,031 |
| Other forms of debt | 190,556 | 168,471 | 168,471 |
| | **62,754,025** | **61,601,217** | **60,804,656** |
| **b) on term or with notice:** | | | |
| Savings deposits | 5,147,976 | 4,557,905 | 3,765,494 |
| Overdraft accounts | 11,284,845 | 12,241,606 | 11,232,061 |
| Repo transactions | 16,190,372 | 15,808,539 | 15,740,002 |
| Stock lending | 1,807 | - | - |
| Other transactions | 2,423,786 | 1,914,562 | 1,826,041 |
| | **35,048,786** | **34,522,612** | **32,563,598** |
| **Total** | **97,802,811** | **96,123,829** | **93,368,254** |

### *Item 30 "Securities in issue"*

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| Bonds | 10,839,450 | 14,873,986 | 14,873,615 |
| Certificates of deposit | 25,645,472 | 17,317,982 | 17,317,982 |
| Other securities | 812,761 | 984,297 | 981,860 |
| **Total** | **37,297,683** | **33,176,265** | **33,173,457** |

### *Item 40 "Deposits received in administration"*

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| Amounts received from the Government | 40,354 | 6,510 | 6,510 |
| Amounts received from the Region and other organisations/agencies | 132,990 | 196,937 | 196,937 |
| **Total** | **173,344** | **203,447** | **203,447** |



## ○ Section 7 RESERVES

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| **70. Reserve for employee severance pay** | **993,624** | **962,158** | **960,897** |
| **80. Reserves for risks and charges** | | | |
| a) Reserve for pensions and similar obligations | 520,513 | 538,305 | 538,266 |
| b) Taxation reserve | 1,984,233 | 2,249,976 | 2,229,812 |
| c) Consolidation reserve for future risks and charges | 3,886 | 3,886 | 3,886 |
| d) Other reserves | 1,327,850 | 967,030 | 868,579 |
| | **3,836,482** | **3,759,197** | **3,640,543** |
| **90. Loan loss reserves** | **69,163** | **111,141** | **93,791** |
| **Total** | **4,899,269** | **4,832,496** | **4,695,231** |

## 7.1 Item 90 "Loan loss reserves"

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| Overdue interest on loans to customers | - | - | - |
| Other | 69,163 | 111,141 | 93,791 |
| **Total** | **69,163** | **111,141** | **93,791** |
| *of which: minorities* | *38* | *29,039* | *29,039* |

"Loan loss reserves" are used to cover potential credit risks, which currently cannot be assessed, and are thus "possible".

## 7.2 Changes during the period in "Loan loss reserves" (Item 90)

€ '000

| | |
|---|---|
| **A. Opening balance** | **93,791** |
| **B. Increases** | **61,308** |
| B.1 Provisions | 43,931 |
| B.2 Other changes * | 17,377 |
| **C. Reductions** | **85,936** |
| C.1 Uses | - |
| C.2 Other changes | 85,936 |
| **D. Closing balance** | **69,163** |

* Sub-item B.2 "Other changes" includes the changes resulting from the changed scope of consolidation.

## 7.3 Item 80 d) "Reserves for risks and charges: Other reserves"

€ '000

| | AMOUNTS AS AT 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
|---|---|---|---|
| **Reserves for writedowns of guarantees given and commitments:** | | | |
| - Specific writedowns | 49,617 | 64,987 | 64,987 |
| - Lump-sum writedowns for "country risk" | 2,630 | 9,183 | 9,183 |
| - Other lump-sum writedowns | 17,846 | 27,815 | 20,116 |
| | **70,093** | **101,985** | **94,286** |
| **Other reserves for risks and charges:** | | | |
| - Projected outlays for personnel-related disputes and charges | 430,960 | 163,138 | 73,969 |
| - Projected outlays to cover accidents being clarified | 71,264 | 10,217 | 10,217 |
| - Options and guarantees for transactions involving equity investments sold | 53,929 | 50,811 | 50,811 |
| - Pending revocatory and other legal actions | 211,468 | 181,566 | 179,983 |
| - Holidays not taken | 60,235 | 59,376 | 59,376 |
| - Projected future charges for equity investments | 249 | 3,869 | 3,869 |
| - Benefits under Articles 22-23 of Legislative Decree 153/99 | 249,909 | 248,431 | 248,431 |
| - Other | 179,743 | 147,637 | 147,637 |
| | **1,257,757** | **865,045** | **774,293** |
| **Total** | **1,327,850** | **967,030** | **868,579** |



### *Item 80 b) "Reserves for risks and charges: Taxation reserve"*

€ '000

| | AMOUNTS AS AT 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
|---|---|---|---|
| Income tax for the year | 1,858,245 | 2,054,657 | 2,048,067 |
| Miscellaneous indirect taxes | 338 | 1,137 | 1,137 |
| Taxes of foreign branches | 26,584 | 38,735 | 38,735 |
| Deferred taxes | 84,631 | 137,772 | 124,198 |
| Other taxes | 14,435 | 17,675 | 17,675 |
| **Total** | **1,984,233** | **2,249,976** | **2,229,812** |

In accordance with CONSOB Regulations No. DEM/1011405 of 15 February 2001, the required information is provided regarding the effects of, and reporting in accounts of, the benefits stipulated under Articles 22 and 23 of Legislative Decree No. 153 of 17 May 1999:

a) Income taxes for the periods 1998, 1999, and 2000 were determined in consideration of the referenced tax relief regulations.

b) In their press release dated 3 April 2000, the Ministry of the Treasury and Ministry of Finance gave notice that the European Commission requested the Italian government to provide clarifications of legislative provisions under discussion to assess their status, or lack thereof, as "state subsidies" that are forbidden by Article 87 of the EC Treaty.

c) This press release specified that "the benefits in question are to be considered suspended, and thus, the adoption of the related regulation concerning the methods for applying the primary regulation in question is suspended".

d) The effects of the benefits resulting from the impact on current taxes, are as follows:

(€ million)

| | |
|---|---|
| For 1998 | 32.9 |
| For 1999 | 93.0 |
| For 2000 | 98.3 |
| **Total** | **224.2** |

e) In its memo dated 25 October 2000 published in the EC Official Journal dated 10 February 2001, the European Commission advised that the supplemental information provided by Italian authorities in their letter dated 14 June 2000 "confirmed the possibility that the measures being disputed constitute state subsidies". Consequently, the Commission decided to initiate a formal investigation procedure. For this reason, in the accounts for 2000 the Group companies concerned deemed it prudent to make a provision to the Reserve for risks and charges, under "other reserves", item 80 d of the balance sheet, in the entire amount indicated above, with a charge to "Provisions for risks and charges," Item 100 of the profit and loss account.



f) Upon the conclusion of the referenced investigation, the European Commission on 12 December 2001 notified the Italian government of its decision to consider the tax benefits in question to be incompatible with the provisions of the EC treaty regarding state subsidies, and therefore requested that Italy abolish these benefits and take all necessary measures to recover the subsidies granted from the banks.

g) Based on the existence of significant and specific supporting information, the Italian Banking Association (ABI) intends to contest this decision on behalf of the banks, and UniCredito Italiano has authorised it to appear in court in its name.

h) These tax benefits were suspended under Decree Law No. 63 of 15 April 2002, published in the Italian Official Gazette of 17 April 2002. Therefore, no benefit has been calculated since the 2001 tax period.

i) In accordance with Article 1 of D.L. No. 282 dated 24 December 2002, enacted as Law No. 27 of 21 February 2003, issued in enactment of the above-mentioned decision of the European Commission, the Group companies concerned have, prior to 31 December 2002, paid a sum – equal to taxes not paid as a result of these benefits – of € 254.5 K, including interest charges required by said law. Until a decision is made on the legal dispute in progress, this amount has been posted as taxes receivable, on the asset side of the balance sheet, considering, moreover, that the taxes were collected based on EU regulations and without advance notice of assessment activities.

## Deferred taxation

In application of the principle requiring the reporting of deferred taxes, the following criteria were adopted:

– *Use of the "balance sheet liability method";*

– *Reporting of deferred tax assets on the basis of the following assumptions:*
- existence of taxable income in future periods over a maximum time span of three years, conservatively taking into account the existence of a business plan that covers that period;
- reporting of only those deferred taxes resulting from expenses already allocated to the profit and loss account, for which the period in which they will be deductible from taxable income is already known with certainty;



– *Reporting of deferred taxes that are likely to be incurred.*

In order to determine deferred taxes of the Italian companies, the tax rates applicable for the successive periods under consideration (pursuant to regulations current at the year-end) were used, as noted below:

| Year | Corporate Income tax (Irpeg) | Regional tax on productive activities (Irap) * |
|---|---|---|
| 2004 | 33% | 4.25% |
| 2005 | 33% | 4.25% |
| 2006 | 33% | 4.25% |

* Reference rate subject, according to the location of the operations, to the increases provided for at regional level for the banking sector.

The foreign companies have determined their deferred taxes on the basis of the rates in force in the individual countries.

Below are the changes that occurred in 2003:

## 7.4 Change during the period in "Deferred tax assets" with a balancing entry in the profit and loss account

€ '000

| | |
|---|---|
| **1. Initial amount** | **387,373** |
| **2. Increases** | **268,520** |
| 2.1 Deferred tax assets arising during the period | 145,098 |
| 2.2 Other increases | 123,422 |
| **3. Reductions** | **265,784** |
| 3.1 Deferred tax assets eliminated during the period | 179,139 |
| 3.2 Other decreases | 86,645 |
| **4. Final amount** | **390,109** |

## 7.5. Change during the period in "Deferred tax liabilities"

€ '000

| | BALANCING ENTRY TO: | |
|---|---|---|
| | PROFIT AND LOSS ACCOUNT | RESERVES UNDER SHAREHOLDERS' EQUITY * |
| **1. Initial amount** | **122,268** | **1,930** |
| **2. Increases** | **31,879** | **1,125** |
| 2.1 Deferred taxes arising during the period | 15,001 | 1,125 |
| 2.2 Other increases | 16,878 | - |
| **3. Reductions** | **70,747** | **1,824** |
| 3.1 Deferred taxes eliminated during the period | 54,334 | 1,787 |
| 3.2 Other decreases | 16,413 | 37 |
| **4. Final amount** | **83,400** | **1,231** |

* The above deferred taxes arose from the suspension of the applicable taxes on gains on the expected disposal of properties and equity investments.

No deferred tax assets originated from:
- Writedowns of loans to banks, as these could not be deducted from taxable income for the period;
- Writedowns of equity investments, securities and tangible fixed assets exceeding the amount which, under tax regulations, can be deducted from taxable income;
- Reserves formed from provisions made to cover likely or certain charges, for which the period when such charges will actually be incurred is still not known.

For these exclusions, there are potential deferred tax assets, which will be reported in the profit and loss account if the condition of the deductibility of the underlying charge is met.

### *Item 80 c) "Reserves for risks and charges: Consolidation reserve for future risks and charges"*

€ '000

| | AMOUNTS AS AT 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
|---|---|---|---|
| **Consolidation reserve for future risks and charges** | **3,886** | **3,886** | **3,886** |

Below are the changes that occurred in 2003 in the reserves in question.

€ '000

| | EMPLOYEE SEVERANCE PAY RESERVE | RESERVES FOR RISKS AND CHARGES: RESERVE FOR PENSIONS AND SIMILAR OBLIGATIONS | TAXATION RESERVE | CONSOLIDATION RESERVE FOR FUTURE RISKS AND CHARGES | OTHER RESERVES |
|---|---|---|---|---|---|
| **AMOUNTS AS AT 31.12.2002** | **960,897** | **538,266** | **2,229,812** | **3,886** | **868,579** |
| **Changes in 2003:** | | | | | |
| Use of provisions | - 99,589 | -46,094 | - 1,622,748 | - | - 92,469 |
| Reallocations to the profit and loss account | - 27 | - 72 | - 43,735 | - | - 63,852 |
| Provisions | + 128,233 | + 26,229 | + 1,401,570 | - | + 602,494 * |
| Exchange differences and other changes ** | + 4,110 | + 2,184 | + 19,334 | - | + 13,098 |
| **AMOUNTS AS AT 31.12.2003** | **993,624** | **520,513** | **1,984,233** | **3,886** | **1,327,850** |

* Of which: €348,127,000 charged to Profit and Loss under item 80 - "Payroll costs".

** Also includes any changes resulting from the changed scope of consolidation and reclassification.

## Section 8 CAPITAL, RESERVES, FUND FOR GENERAL BANKING RISKS AND SUBORDINATED DEBT

Group shareholders' equity was broken down as follows:

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| **100. Fund for general banking risks** | 133,260 | 137,361 | 137,361 |
| **150. Capital** | 3,158,168 | 3,148,070 | 3,148,070 |
| **160. Share premium** | 3,308,639 | 3,308,639 | 3,308,639 |
| **170. Reserves** | 4,166,693 | 3,560,240 | 3,560,240 |
| Legal reserve | 508,136 | 368,367 | 368,367 |
| Statutory reserves | 1,015,472 | 771,601 | 771,601 |
| Other reserves | 2,643,085 | 2,420,272 | 2,420,272 |
| **180. Revaluation reserves** | 285,217 | 305,343 | 305,343 |
| **190. Retained earnings** | - | 98 | 98 |
| | 11,051,977 | 10,459,751 | 10,459,751 |
| **200. Net profit for the period** | 1,960,580 | 1,801,142 | 1,801,142 |
| **Total Group portion of shareholders' equity** | 13,012,557 | 12,260,893 | 12,260,893 |



In this section, the items making up the Group's portion of shareholders' equity are detailed, as well as the balance sheet items below resulting from the consolidation process:

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| **120. Negative consolidation differences** | 51,620 | 51,888 | 51,888 |
| **130. Negative net equity differences** | 12,425 | 12,418 | 12,418 |
| **140. Minority portion of shareholders' equity (+/-)** | + 972,978 | + 1,260,524 | + 1,171,598 |
| **ASSETS** | | | |
| **90. Positive consolidation differences** | 1,229,299 | 1,017,274 | 961,888 |
| **100. Positive net equity differences** | 2,907 | 1,380 | 56,766 |

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| **110. Subordinated debt** | 6,189,574 | 7,120,147 | 7,088,478 |

## Group portion of shareholders' equity

### *Item 100 "Fund for general banking risks"*

The "Fund for general banking risks" is used to cover general business risk, and is similar to a capital reserve. As at 31 December 2003 it totalled €133,260 and was broken down as follows: €116,885 for the Parent Company and €16,375 for certain subsidiaries, of which €567 was related to minorities.

Changes in the "fund" are shown in the "Statement of changes in shareholders' equity", which appears below.

### *Item 150 Capital*

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| 6,294,629,600 ordinary shares with a par value of € 0.50 each | 3,147,315 |
| 21,706,552 savings shares with a par value of € 0.50 each | 10,853 |
| **Total** | **3,158,168** |

During the period, capital, which as at 31 December 2002 was made up of 6,274,433,668 ordinary shares and 21,706,552 savings shares, with a par value of € 0.50 for both categories, changed following the increase in capital pursuant to Article 2349 of the Civil Code through the issuance of 20,195,932 ordinary shares with a deduction from the reserve associated with the medium-term bonus program for Group staff set up for the purpose.



### *Item 160 "Share premium reserve"*

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| Share premium reserve | 3,308,639 |
| **Total** | **3,308,639** |

### *Item 170 "Reserves"*

€ '000

| | AMOUNTS AS AT 31,12.2003 |
|---|---|
| Legal reserve | 508,136 |
| Statutory Reserves | 1,015,472 |
| Other reserves * | 2,643,085 |
| **Total** | **4,166,693** |

* The item "Other reserves" refers, as to €1,674,682, to the Parent Company, and for €968,403, to companies included in the scope of consolidation.

### *Item 180 "Revaluation reserves"*

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| Monetary revaluation reserve pursuant to Law 72/83 | 84,658 |
| Property revaluation reserve pursuant to Law 413/91 | 160,007 |
| Other revaluation reserves | 40,552 |
| **Total *** | **285,217** |

* This item includes reserves related to minorities of €8,198.

## Statement of changes in Shareholders' Equity

(€ million)

| | CAPITAL STOCK | ISSUE PREMIUMS | LEGAL RESERVE | OTHER RESERVES | FUND FOR GENERAL BANKING RISKS | REVA-LUATION RESERVES | NET PROFIT | TOTAL |
|---|---|---|---|---|---|---|---|---|
| **Balance as at 31 December 2002** | **3,148.1** | **3,308.7** | **368.4** | **3,192.0** | **137.4** | **305.3** | **1,801.1** | **12,261.0** |
| **Changes in 2003:** | | | | | | | | |
| Allocation of consolidated net profit for 2002: | | | | | | | | |
| - To dividends | | | | | | | - 995.1 | - 995.1 |
| - To reserves | | | 139.7 | 656.0 | | | - 795.7 | - |
| - Other allocations | | | | | | | - 10.3 | -10.3 |
| Other changes: | | | | | | | | |
| - Capital increases related to staff bonus plan | 10.0 | | | - 10.0 | | | | - |
| - Change in reserve for exchange differences related to conversion of accounts in foreign currency and other changes | | | | - 179.4 | - 0.3 | - 20.1 | | - 199.8 |
| - Provisions/uses | | | | | - 3.8 | | | - 3.8 |
| - Group portion of net income | | | | | | | 1,960.6 | 1,960.6 |
| **Balance as at 31 December 2003** | **3,158.1** | **3,308.7** | **508.1** | **3,658.6** | **133.3** | **285.2** | **1,960.6** | **13,012.6** |
| *Minorities* | | | | | | | | *973.0* |
| **Total as at 31 December 2003** | | | | | | | | **13,985.6** |

# Balance sheet items resulting from the consolidation process

## *Item 90 – Positive consolidation differences*

€ '000

| SUBSIDIARY | BALANCE AS AT 31.12.2002 | ADDITIONS DURING THE YEAR | OTHER CHANGES * | AMORTISATION DURING THE YEAR | BALANCE AS AT 31.12.2003 |
|---|---|---|---|---|---|
| **Item 90** | | | | | |
| Bank Pekao S.A. | 474,922 | | | -69,167 | 405,755 |
| Pioneer Alternative Investment Management Bermuda | 111,465 | -1,427 | | -11,145 | 98,893 |
| Zagrebacka Banka D.D. | 55,814 | | | -6,089 | 49,725 |
| Bulbank A.D. | 53,881 | | | -6,970 | 46,911 |
| Cassa di Risparmio di Carpi SpA | 118,269 | 63,599 | | -16,047 | 165,821 |
| Unibanka A.S. | 35,488 | | | -4,524 | 30,964 |
| Banca dell'Umbria 1462 SpA | 92,116 | 118,059 | | -22,766 | 187,409 |
| Zivnostenska Banka A.S. | - | 112,999 | | -11,300 | 101,699 |
| Koç Finansal Hizmetler A.S. | - | 8,113 | 55,386 | -6,350 | 57,149 |
| Ing Sviluppo Finanziaria SpA | - | 51,070 | | -426 | 50,644 |
| Locat SpA | - | 18,375 | | -766 | 17,609 |
| Demir Romlease S.A. | - | 207 | | -21 | 186 |
| UniCredit Romania S.A. | 6,844 | | | -721 | 6,123 |
| Pioneer Investment Management USA Inc. | 8,019 | | | -955 | 7,064 |
| S+R Investimenti SpA | 3,812 | | | -465 | 3,347 |
| Grifofactor SpA | | 42 | | -42 | - |
| Rolo Pioneer Luxembourg S.A. | 1,258 | | -1,258 | | - |
| **Total** | **961,888** | **371,037** | **54,128** | **-157,754** | **1,229,299** |

* The "Other changes" column includes the changes resulting from the changed scope of consolidation.

## *Item 100 – Positive net equity differences*

The main change that occurred in 2003 relates as to €55,386,000 to Koç Finansal Hitzmetler which was purchased in December and consolidated in 2002 at net equity. The amount was transferred to item 90 "Positive consolidation differences".

Positive net equity differences, which totalled €2,907,000 as at 31 December 2003 were attributable as to €2,352,000 to Commercial Union Vita, and as to €555,000 to companies held by Pekao.

## *Item 120 – Negative consolidation differences*

€ '000

| SUBSIDIARY | BALANCE AS AT 31.12.2002 | CHANGES DURING THE PERIOD | BALANCE AS AT 31.12.2003 |
|---|---|---|---|
| - Banca Agricola Commerciale S. Marino S.A. | 43,112 | | 43,112 |
| - Banca Mediocredito SpA | 2,798 | | 2,798 |
| - Roio Pioneer S.G.R.p.A. | 4,953 | | 4,953 |
| - Bank Pekao S.A. and its subsidiaries | 977 | -268 | 709 |
| - Other consolidated companies | 48 | | 48 |
| **Total** | **51,888** | **-268** | **51,620** |

## *Item 130 – Negative net equity differences*

At the end of the year negative net equity differences totalled € 12,425.

€ '000

| SUBSIDIARY | BALANCE AS AT 31.12.2002 | CHANGES DURING THE PERIOD | BALANCE AS AT 31.12.2003 |
|---|---|---|---|
| - Bank Pekao and its subsidiaries | 10,702 | -3 | 10,699 |
| - CreditRas Vita SpA | 375 | | 375 |
| - Sfet SpA | 503 | | 503 |
| - Cassa di Risparmio di Fossano SpA | 491 | | 491 |
| - Agrocons Centrum A.S. | 314 | | 314 |
| - Grifo Insurance Brokers Srl | 33 | 10 | 43 |
| **Total** | **12,418** | **7** | **12,425** |

## *Item 140 – Minority portion of shareholders' equity*

The minority portion of shareholders' equity, as detailed below, was determined by applying the *equity ratio method*, and included the minority interest in net profit for the year. To be specific:

€ '000

| COMPANIES | BALANCE AS AT 31.12.2002 | CHANGES DURING THE PERIOD | BALANCE AS AT 31.12.2003 |
|---|---|---|---|
| - Bank Pekao S.A. and its subsidiaries | 808,449 | -94,064 | 714,385 |
| - Zagrebacka Banka and its subsidiaries | 112,081 | 10,208 | 122,289 |
| - Banca dell'Umbria SpA | 69,046 | -59,086 | 9,960 |
| - Cassa di Risparmio di Carpi SpA | 37,365 | -37,236 | 129 |
| - Locat SpA | 36,741 | -18,740 | 18,001 |
| - Bulbank A.D. | 35,182 | 2,594 | 37,776 |
| - Banca Mediocredito SpA | 28,978 | 224 | 29,202 |
| - B.A.C. della Repubblica di San Marino S.A. | 14,866 | 147 | 15,013 |
| - Other consolidated companies | 28,890 | -2,667 | 26,223 |
| **Total** | **1,171,598** | **-198,620** | **972,978** |

The decrease for Banca dell'Umbria SpA, Cassa di Risparmio di Carpi SpA and Locat SpA relates to the purchase of:

- 21.714% of the share capital of Banca dell'Umbria from Fondazione C.R. Perugina;
- 26.10% of the share capital of Cassa di Risparmio di Carpi from Fondazione C.R. di Carpi;
- 6.82% of the share capital of Locat by means of public offering.

The acquisition accounted for an increase in "Positive consolidation differences".

## Other items under Section 8 referring to liabilities

Finally, the subordinated debt item is described in this section:

### *Item 110 – Subordinated debt*

*a) Maturity date, currency, interest rate, nominal value and equivalent in €.*

| MATURITY | CURRENCY | RATE | FACE VALUE IN ORIGINAL CURRENCY | € '000 BOOK VALUE |
|---|---|---|---|---|
| **Parent Company** | | | | |
| 1) 19.12.2007 | LIT | 6-month Libor | 184,000,000,000 | 91,551 |
| 2) 14.06.2010 | EURO | 6.25% p.a.<br>ACT/ACT for years 1-5<br>3-month EURIBOR + 125 bps<br>p.a. for years 6-10 | 400,000,000 | 400,000 |
| 3) 14.06.2010 | EURO | 3-month EURIBOR<br>+65 b.p.s p.a. for years 1-5<br>+125 b.p.s p.a. for years 6-10 | 800,000,000 | 793,327 |
| 4) 29.10.2010 | EURO | 5.20% for year 1<br>5.30% for year 2<br>5.40% for year 3<br>5.50% for year 4<br>5.60% for year 5<br>5.70% for year 6<br>6.25% for year 7<br>6.80% for year 8<br>7.35% for year 9<br>7.90% for year 10 | 747,000,000 | 746,845 |
| 5) 13.12.2010 | EURO | Gross annual rate of 2.75% of the nominal value for 10 years<br>At maturity a "higher return" may be paid, which is related to the revaluation of a stock index (EuroSTOXX50), calculated on the basis of a formula reported in the regulations, and adjusted as necessary by applying a "Take Profit" clause. | 261,000,000 | 260,655 |

*Item 110 – Subordinated debt (continued)*

| MATURITY | CURRENCY | RATE | FACE VALUE IN ORIGINAL CURRENCY | € '000 BOOK VALUE |
|---|---|---|---|---|
| 6) 16.03.2011 | EURO | 3-month EURIBOR<br>+75 b.p.s p.a. for years 1-5<br>+135 b.p.s p.a. for years 6-10 | 500,000,000 | 500,000 |
| 7) 16.03.2011 | EURO | 6% p.a. | 500,000,000 | 500,000 |
| 8) 27.11.2011 | EURO | 5% p.a. ACT/ACT for years 1-5<br>3-month EURIBOR + 130 bps<br>p.a. for years 6-10 | 400,000,000 | 400,000 |
| 9) 27.11.2011 | EURO | 3-month EURIBOR<br>+70 b.p.s p.a. for years 1-5<br>+130 b.p.s p.a. for years 6-10 | 400,000,000 | 400,000 |
| 10) 28.02.2012 | EURO | 6.10% | 500,000,000 | 500,000 |
| 11) 20.07.2004 | EURO | EURIBOR + 0.40% b.p.s ** | 600,000,000 | 599,887 |
| **Other Group companies** | | | | |
| 12) 23.05.2011 | EURO | 5.00% for year 1<br>5.10% for year 2<br>5.20% for year 3<br>5.30% for year 4<br>5.40% for year 5<br>5.50% for year 6<br>5.80% for year 7<br>6.10% for year 8<br>6.40% for year 9<br>6.70% for year 10 | 100,000,000 | 98,713 |
| 13) Unspecified | EURO | 0% | 2,301,000 | 2,301 |
| 14) 05.10.Perpetual | $USA | 9.20% p.a. for the first 10 years<br>subsequently 3-month EURIBOR + 335 bps * | 450,000,000 | 356,295 |
| 15) 05.10.Perpetual | EURO | 8.048% p.a. act/act for the first 10 years<br>subsequently 3-month EURIBOR +325 bps * | 540,000,000 | 540,000 |
| **Total for item 110** | | | | **6,189,574** |

| | |
|---|---|
| Amount calculated for capital for regulatory purposes: | 6,182,348 |
| *of which: - Tier 1 capital* * | *896,295* |
| *- Tier 2 capital* | *4,686,209* |
| *- Tier 3 (direct hedging of market risks)* ** | *599,844* |

*** Book values are net of any intra-group accounts.

### b) Prepayment

The prepayment option is available for all bonds issued by the Parent Company listed above, should any of them prove to be a tax liability, subject to the prior consent of Banca d'Italia.

*No. 1:* repayment will occur in five equal instalments due over the last five years of the debt. Prepayment is allowed after the first five years from the issuance date, but only at the initiative of the issuer, and subject to Banca d'Italia approval.

*Nos. 2 and 3:* the issuer has the option to repay the debt in full starting in year 5.

*No. 4:* the debt will be repaid at par in five equal annual cash instalments due starting 31 October 2006, through the reduction of one fifth of the nominal value of each outstanding bond.

For the transactions in *items 5, 7, 10 and 11*, there is no prepayment option.

*Nos. 6, 8 and 9:* the issuer has the option to repay the debt in full starting from the end of year 5 and on each subsequent coupon payment date.



*No. 12* will be repaid at par, without any deductions for expenses, in five equal annual cash instalments due starting 23 May 2007, through the reduction of one fifth of the nominal value of each outstanding bond.

*Nos. 14 and 15:* it should be noted that the issuer has the right to repay the subordinated notes at any time subject to Banca d'Italia authorisation, and in addition, it may, at any time, and subject to certain conditions, substitute another foreign branch for the New York branch as the "obligor."

The company accounts provide complete information regarding the characteristics of bonds issued by other Group companies.

### c) Subordination conditions

For all transactions, the claims of subordinated creditors are junior to the claims of ordinary creditors in the event of liquidation.

For hybrid capital instruments, the payment of interest may be suspended or limited in the event of poor operating performance.

## 8.1 Consolidated regulatory capital and prudential requirements

In accordance with Banca d'Italia instructions concerning transparency of information, below is the composition of capital for regulatory purposes and details on prudential requirements, the final results of which are sent to the Regulatory Body following approval of the present draft accounts:

€ '000

| | AMOUNTS AS AT | |
|---|---|---|
| | 31.12.2003 | 31.12.2002 |
| **A. Capital for regulatory purposes** | | |
| A.1 Tier 1 capital | 11,081,223 | 10,775,916 |
| A.2 Tier 2 capital | 4,979,002 | 5,300,804 |
| A.3 Items to be deducted | 409,098 | 506,528 |
| A.4 Capital for regulatory purposes | 15,651,127 | 15,570,192 |
| **B. Prudential regulatory requirements** | | |
| B.1 Credit risks | 10,400,005 | 9,282,720 |
| B.2 Market risks | 1,154,118 | 1,406,661 |
| *of which: - Trading portfolio risks* | *778,527* | *1,222,668* |
| *- Exchange risks* | *306,714* | *183,135* |
| B.3 Tier 3 subordinated bonds | 599,844 | 599,562 |
| B.4 Other prudential requirements | 153,781 | 186,280 |
| B.5 Total prudential requirements | 11,707,904 | 10,875,661 |
| **C. Risk assets and regulatory ratios** | | |
| C.1 Weighted risk assets * | 146,348,794 | 135,945,763 |
| C.2 Tier 1 capital/Weighted risk assets | 7.57% | 7.93% |
| C.3 Capital for regulatory purposes/Weighted risk assets ** | 11.10% | 11.89% |

**Note** *: Total prudential requirements multiplied by the reciprocal of the minimum mandatory credit risk ratio.

**: The total Capital Ratio is calculated according to Bank of Italy rules and is equal to the ratio of the total sum of the Capital for Regulatory Purposes and the Tier 3 Subordinated bonds (Tier 3 Capital) eligible for covering market risks and the Weighted Risk Assets for credit and market risk and regulatory requirements.

## Core tier 1 Ratio

| | |
|---|---|
| **Tier 1 capital** | **11,081,223** |
| less Preference shares | - 896,295 |
| Core Capital | 10,184,928 |
| Core tier 1 Ratio = Core Capital/Weighted risk assets | 6.96% |

## ○ Section 9 OTHER LIABILITY ITEMS

€ '000

| | AMOUNTS AS AT 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
|---|---|---|---|
| 50. Other liabilities | 31,841,817 | 27,594,642 | 27,553,355 |
| 60. Accrued liabilities and deferred income | 1,749,273 | 1,821,876 | 1,779,423 |
| Total | 33,591,090 | 29,416,518 | 29,332,778 |

## 9.1 Item 50 "Other liabilities"

€ '000

| | AMOUNTS AS AT 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
|---|---|---|---|
| **Interest and amounts to be credited to:** | | | |
| - Customers | 7,255 | 2,149 | 2,149 |
| - Banks | 22,303 | 493 | 387 |
| | **29,558** | **2,642** | **2,536** |
| **Miscellaneous tax entries** | **452,158** | **420,023** | **412,171** |
| **Items in transit between branches not yet attributed to destination accounts** | **179,711** | **1,009,182** | **1,009,182** |
| **Available amounts to be paid to third parties** | **1,818,904** | **2,352,219** | **2,352,219** |
| **Items in processing** | **569,292** | **1,216,169** | **1,154,476** |
| **Entries resulting from the valuation of off-balance-sheet transactions** | | | |
| - Customers | 3,443,542 | 1,712,008 | 1,712,008 |
| - Banks | 16,465,642 | 11,872,113 | 11,872,113 |
| | **19,909,184** | **13,584,121** | **13,584,121** |
| **Option premiums collected** | **3,065,300** | **2,019,943** | **2,019,943** |
| **Entries related to securities transactions** | **1,150,801** | **1,320,410** | **1,320,407** |
| **Items judged definitive but not attributable to other items:** | | | |
| - Provisions to cover payroll costs | 154,238 | 301,757 | 339,847 |
| - Accounts payable – suppliers | 672,331 | 916,536 | 915,392 |
| - Provisions for tax withholding on accrued interest, coupons or dividends | 4,121 | 741 | 741 |
| - Other entries | 1,165,293 | 1,919,210 | 1,967,210 |
| | **1,995,983** | **3,138,244** | **3,223,190** |
| **Payables for miscellaneous entries related to the tax collection service** | **8,837** | **489,330** | **489,200** |
| **Adjustments for illiquid portfolio items** | **956,690** | **689,926** | **689,926** |
| **Other entries** | **1,705,399** | **1,352,433** | **1,295,984** |
| **Total** | **31,841,817** | **27,594,642** | **27,553,355** |

## 9.2 Item 60 "Accrued liabilities and deferred income"

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| **ACCRUED LIABILITIES** | | | |
| for accrued interest on bank accounts | 148,604 | 181,703 | 174,697 |
| for accrued interest on customer accounts | 111,194 | 183,214 | 166,579 |
| for accrued interest on securities in issue | 270,612 | 339,541 | 339,541 |
| for accrued interest on contract differences | 530,490 | 562,282 | 559,681 |
| for accrued interest on subordinated debt | 108,608 | 118,316 | 118,311 |
| for other transactions | 167,269 | 139,419 | 136,684 |
| **Total accrued liabilities** | **1,336,777** | **1,524,475** | **1,495,493** |
| **DEFERRED INCOME** | | | |
| related to interest on discounted bills | 77,882 | 100,210 | 100,210 |
| on derivative contracts | 167,899 | 126,405 | 115,579 |
| on other loans to customers | 13,446 | 17,326 | 16,797 |
| on securities in issue | 71,978 | - | - |
| for miscellaneous fees and commissions | 10,310 | 3,285 | 3,285 |
| for other transactions | 70,981 | 50,175 | 48,059 |
| **Total deferred income** | **412,496** | **297,401** | **283,930** |
| **Total accrued liabilities and deferred income** | **1,749,273** | **1,821,876** | **1,779,423** |

Accrued liabilities and deferred income are reported on the basis of the accrual principle and in accordance with the provisions of Article 2424 bis of the Civil Code

## 9.3 Adjustments to "Accrued liabilities and deferred income"

No adjustments were made to the asset and liability accounts as a result of changes in accrued liabilities and deferred income.

# Section 10 GUARANTEES AND COMMITMENTS

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| **10. Guarantees given** | **12,268,915** | **12,498,270** | **12,367,572** |
| **20. Commitments** | **22,326,036** | **24,052,153** | **23,738,305** |
| **Total** | **34,594,951** | **36,550,423** | **36,105,877** |

## 10.1 Item 10 "Guarantees given"

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| a) Commercial guarantees | 8,194,996 | 8,153,112 | 8,127,703 |
| b) Financial guarantees | 4,071,184 | 4,344,006 | 4,238,717 |
| c) Assets pledged | 2,735 | 1,152 | 1,152 |
| **Total** | **12,268,915** | **12,498,270** | **12,367,572** |

## 10.2 Item 20 "Commitments"

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| **a) Commitments to disburse funds, usage certain** | **13,507,390** | **17,075,258** | **16,761,410** |
| *of which: - Amounts available under irrevocable lines of credit* | *3,737,353* | *5,988,792* | *5,757,403* |
| *- Securities to be received for transactions to be settled* | *2,861,361* | *1,178,201* | *1,176,411* |
| *- Deposits and loans to be disbursed* | *2,927,653* | *5,509,381* | *5,484,106* |
| *- Credit derivatives. Exposure to reference entity* | *230,000* | *23,839* | *23,839* |
| *- Other commitments to disburse funds* | *3,751,023* | *4,375,045* | *4,319,651* |
| **b) Commitments to disburse funds, usage uncertain** | **8,818,646** | **6,976,895** | **6,976,895** |
| *of which: - Commitment to Interbank Deposit Protection Fund* | *143,019* | *130,016* | *130,016* |
| *- Credit derivatives - Exposure to the reference entity* | *891,704* | *37,768* | *37,768* |
| *- Other commitments to disburse funds* | *7,783,923* | *6,809,111* | *6,809,111* |
| **Total** | **22,326,036** | **24,052,153** | **23,738,305** |

## 10.3 Assets used as collateral

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| Investment and trading securities to secure bank drafts | 221,262 | 188,381 | 188,381 |
| Investment and trading securities to secure other services | 59,745 | - | - |
| Investments and trading securities connected with repo transactions | 10,792,835 | 9,079,714 | 9,079,714 |
| Reserve requirements to support foreign branches of UniCredito Italiano SpA | 27,712 | 27,635 | 27,635 |
| Securities and other items of value pledged as collateral | 1,266,167 | 1,494,679 | 1,494,679 |
| **Total** | **12,367,721** | **10,790,409** | **10,790,409** |

## 10.4 Unused portions of credit lines

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| a) Central banks | 2,373,573 | 1,312,315 | 1,312,315 |
| b) Other banks | 279,205 | 1,503,587 | 1,503,587 |
| **Total** | **2,652,778** | **2,815,902** | **2,815,902** |

## 10.5 Forward transactions

€ '000

| | AMOUNTS AS AT | | | | | |
|---|---|---|---|---|---|---|
| | 31.12.2003 | | | 31.12.2002 RESTATED | | |
| | HEDGING | TRADING | OTHER | HEDGING | TRADING | OTHER |
| **1. Trades** | **37,929,708** | **31,437,279** | **-** | **23,931,843** | **27,285,751** | **-** |
| 1.1 Securities | - | 5,259,691 | - | 1,854 | 3,467,181 | - |
| - Purchases | - | 2,861,361 | - | 925 | 1,177,276 | - |
| - Sales | - | 2,398,330 | - | 929 | 2,289,905 | - |
| 1.2 Currencies | 37,929,708 | 26,177,588 | - | 23,929,989 | 23,818,570 | - |
| - Currencies against currencies | 4,320,449 | 2,433,442 | - | 2,460,828 | 1,298,137 | - |
| - Purchases against euro | 31,881,818 | 12,443,552 | - | 18,498,908 | 11,192,725 | - |
| - Sales against euro | 1,727,441 | 11,300,594 | - | 2,970,253 | 11,327,708 | - |
| **2. Deposits and loans** | **-** | **2,379,953** | **3,060,829** | **73,797** | **2,848,030** | **5,534,496** |
| - To be disbursed | - | 1,687,593 | 1,240,060 | 59,275 | 1,777,742 | 3,672,364 |
| - To be received | - | 692,360 | 1,820,769 | 14,522 | 1,070,288 | 1,862,132 |
| **3. Derivatives** | **110,593,148** | **1,889,181,064** | **4,375,839** | **97,493,536** | **982,509,766** | **4,018,039** |
| 3.1 With exchange of principal | 4,902,605 | 41,365,552 | 356,661 | 6,150,207 | 48,355,325 | 458 |
| a) Securities * | 608,233 | 2,250,999 | 356,661 | 996,502 | 4,256,026 | - |
| - Purchases | - | 981,650 | - | 10,279 | 2,077,583 | - |
| - Sales | 608,233 | 1,269,349 | 356,661 | 986,223 | 2,178,443 | - |
| b) Currencies | 4,294,372 | 39,114,553 | - | 5,006,378 | 42,822,977 | - |
| - Currencies against currencies | 4,284,372 | 1,171,598 | - | 4,179,709 | 2,470,044 | - |
| - Purchases against euro | 10,000 | 17,714,743 | - | 176,475 | 20,350,086 | - |
| - Sales against euro | - | 20,228,212 | - | 650,194 | 20,002,847 | - |
| c) Other valuables | - | - | - | 147,327 | 1,276,322 | 458 |
| - Purchases | - | - | - | - | 761,709 | 458 |
| - Sales | - | - | - | 147,327 | 514,613 | - |
| 3.2 Without exchange of assets | 105,690,543 | 1,847,815,512 | 4,019,178 | 91,343,329 | 934,154,441 | 4,017,581 |
| a) Currencies | 209,332 | 3,764,098 | 119,826 | 112,943 | 367,860 | 3,329 |
| - Currencies against currencies | 89,506 | - | - | 108,514 | - | - |
| - Purchases against euro | 118,646 | 1,891,604 | 1,180 | 2,948 | 186,051 | 1,481 |
| - Sales against euro | 1,180 | 1,872,494 | 118,646 | 1,481 | 181,809 | 1,848 |
| b) Other assets ** *** | 105,481,211 | 1,844,051,414 | 3,899,352 | 91,230,386 | 933,786,581 | 4,014,252 |
| - Purchases | 44,543,909 | 912,453,693 | 108,652 | 48,004,147 | 441,507,797 | 338,389 |
| - Sales | 60,937,302 | 931,597,721 | 3,790,700 | 43,226,239 | 492,278,784 | 3,675,863 |
| **Total** | **148,522,856** | **1,922,998,296** | **7,436,668** | **121,499,176** | **1,012,643,547** | **9,552,535** |

Currency trades and derivative contracts in off-balance-sheet transactions were not eliminated from intra-group dealings, as this would have been excessively onerous.

* of which:
€24,823 implicit in structured securities acquired ("Trading" column)
€32,480 implicit in other financial derivatives ("Trading" column)

** of which:
€1,837,676 implicit in structured securities issued or acquired ("Other transactions" column) and the same number implicit in related derivatives ("Hedging" column)
€ 1.262.800 implicit in structured securities issues ("Other" column)
€39,986 implicit in structured funding instruments other than securities and the same number implicit in related derivatives ("Hedging "column)
€735,299 implicit in structured securities acquired ("Trading" column)
€3,695,694 implicit in other financial derivatives ("Trading" column)

*** Including basis swaps of €329,707,827 indicated as both purchases and sales.

*Forward transactions (continued)* € '000

| | AMOUNTS AS AT 31.12.2002 HISTORICAL | | |
|---|---|---|---|
| | HEDGING | TRADING | OTHER |
| **1. Trades** | **23,931,843** | **27,109,352** | **-** |
| 1.1 Securities | 1,854 | 3,465,326 | - |
| - Purchases | 925 | 1,175,486 | - |
| - Sales | 929 | 2,289,840 | - |
| 1.2 Currencies | 23,929,989 | 23,644,026 | - |
| - Currencies against currencies | 2,460,828 | 1,246,562 | - |
| - Purchases against euro | 18,498,908 | 11,165,601 | - |
| - Sales against euro | 2,970,253 | 11,231,863 | - |
| **2. Deposits and loans** | **34,000** | **2,848,030** | **5,534,496** |
| - To be disbursed | 34,000 | 1,777,742 | 3,672,364 |
| - To be received | - | 1,070,288 | 1,862,132 |
| **3. Derivatives** | **97,450,920** | **982,019,124** | **4,017,581** |
| 3.1 With exchange of principals | 6,150,207 | 47,946,422 | - |
| a) Securities | 996,502 | 4,016,339 | - |
| - Purchases | 10,279 | 1,941,324 | - |
| - Sales | 986,223 | 2,075,015 | - |
| b) Currencies | 5,006,378 | 42,663,903 | - |
| - Currencies against currencies | 4,179,709 | 2,412,448 | - |
| - Purchases against euro | 176,475 | 20,283,083 | - |
| - Sales against euro | 650,194 | 19,968,372 | - |
| c) Other valuables | 147,327 | 1,266,180 | - |
| - Purchases | - | 751,567 | - |
| - Sales | 147,327 | 514,613 | - |
| 3.2 Without exchange of assets | 91,300,713 | 934,072,702 | 4,017,581 |
| a) Currencies | 112,943 | 367,860 | 3,329 |
| - Currencies against currencies | 108,514 | - | - |
| - Purchases against euro | 2,948 | 186,051 | 1,481 |
| - Sales against euro | 1,481 | 181,809 | 1,848 |
| b) Other valuables | 91,187,770 | 933,704,842 | 4,014,252 |
| - Purchases | 48,004,147 | 441,475,710 | 338,389 |
| - Sales | 43,183,623 | 492,229,132 | 3,675,863 |
| **Total** | **121,416,763** | **1,011,976,506** | **9,552,077** |

## Derivatives and foreign currency forward contracts - Notional principal

Complete information is provided in this section on derivative contracts, in accordance with the standards established jointly by the Basle Committee for Banking Supervision and by the International Organization of Securities Commissions (IOSCO).

## Notional principal broken down by type of contract and risk

€ '000

| | AMOUNTS AS AT 31.12.2003 | | | | |
|---|---|---|---|---|---|
| | INTEREST RATES | EXCHANGE RATES AND GOLD | STOCK PRICES & INDICES | OTHER | TOTALS |
| **Trading contracts** | **1,465,647,437** | **64,775,710** | **59,705,052** | **112,858** | **1,590,241,057** |
| **- Unlisted** | **1,378,068,197** | **64,645,067** | **53,764,813** | **109,959** | **1,496,588,036** |
| Forwards | 5,042,234 | 21,903,154 | 99,262 | - | 27,044,650 |
| FRAs | 86,396,937 | - | - | - | 86,396,937 |
| Swaps | 806,483,765 | 5,332,511 | - | 35,540 | 811,851,816 |
| Basis Swaps | 327,285,573 | - | - | - | 327,285,573 |
| Options purchased | 77,705,470 | 18,457,647 | 13,040,932 | 37,031 | 109,241,080 |
| Options sold | 75,154,218 | 18,951,755 | 40,624,619 | 37,388 | 134,767,980 |
| **- Listed** | **87,579,240** | **130,643** | **5,940,239** | **2,899** | **93,653,021** |
| Forwards | 117,914 | - | 279 | - | 118,193 |
| Futures purchased | 22,211,640 | 170 | 2,046,754 | - | 24,258,564 |
| Futures sold | 63,067,386 | 239 | 6,979 | 2,606 | 63,077,210 |
| Options purchased | 989,750 | 130,234 | 1,055,478 | - | 2,175,462 |
| Options sold | 1,192,550 | - | 2,830,749 | 293 | 4,023,592 |
| **Non-trading contracts** | **97,394,368** | **39,856,459** | **9,220,059** | **119,958** | **146,590,844** |
| **- Unlisted** | **97,352,368** | **39,856,459** | **9,220,059** | **119,958** | **146,548,844** |
| Forwards | - | 35,232,929 | - | - | 35,232,929 |
| FRAs | 10,783,481 | - | - | - | 10,783,481 |
| Swaps | 83,540,200 | 4,383,878 | - | 39,986 | 87,964,064 |
| Basis Swaps | 2,422,254 | - | - | - | 2,422,254 |
| Options purchased | 395,957 | 119,826 | 4,711,605 | 39,986 | 5,267,374 |
| Options sold | 210,476 | 119,826 | 4,508,454 | 39,986 | 4,878,742 |
| **- Listed** | **42,000** | **-** | **-** | **-** | **42,000** |
| Forwards | - | - | - | - | - |
| Futures purchased | 42,000 | - | - | - | 42,000 |
| Futures sold | - | - | - | - | - |
| Options purchased | - | - | - | - | - |
| Options sold | - | - | - | - | - |
| **Grand total** | **1,563,041,805** | **104,632,169** | **68,925,111** | **232,816** | **1,736,831,901** |
| *of which: Unlisted* | *1,475,420,565* | *104,501,526* | *62,984,872* | *229,917* | *1,643,136,880* |

These contracts were not eliminated from intra-group dealings, as this would have been excessively onerous.
Currency and gold transactions having an original term of less than 15 days are not included in the statements.

## *Unlisted contracts: notional capital, market value, potential credit equivalent (add-on)*

€ '000

| | AMOUNTS AS AT 31.12.2003 | | | | |
|---|---|---|---|---|---|
| | INTEREST RATES | EXCHANGE RATES AND GOLD | STOCK PRICES & INDICES | OTHER | TOTALS |
| **Notional capital** | **1,475,420,565** | **104,501,526** | **62,984,872** | **229,917** | **1,643,136,880** |
| **Market values** | | | | | |
| **Trading contracts** | | | | | |
| **a) Positive value** | | | | | |
| Forwards | 93,918 | 648,865 | 30 | - | 742,813 |
| FRAs | 24,618 | - | - | - | 24,618 |
| Swaps | 12,020,274 | 81,567 | - | 6,385 | 12,108,226 |
| Basis Swaps | 4,020,069 | - | - | - | 4,020,069 |
| Options | 1,165,580 | 1,534,536 | 2,360,494 | 4,283 | 5,064,893 |
| | **17,324,459** | **2,264,968** | **2,360,524** | **10,668** | **21,960,619** |
| **b) Negative value** | | | | | |
| Forwards | 42,967 | 681,898 | 22 | - | 724,887 |
| FRAs | 22,610 | - | - | - | 22,610 |
| Swaps | 9,454,308 | 91,080 | - | 5,149 | 9,550,537 |
| Basis Swaps | 2,498,607 | - | - | - | 2,498,607 |
| Options | 1,369,645 | 1,309,248 | 1,182,257 | 4,290 | 3,865,440 |
| | **13,388,137** | **2,082,226** | **1,182,279** | **9,439** | **16,662,081** |
| **Non-trading contracts** | | | | | |
| **a) Positive value** | | | | | |
| Forwards | - | 8,671 | - | - | 8,671 |
| FRAs | 5,208 | - | - | - | 5,208 |
| Swaps | 860,749 | 98,711 | - | - | 959,460 |
| Basis Swaps | 38,342 | - | - | - | 38,342 |
| Options | 3,264 | 230 | 277,033 | 4,532 | 285,059 |
| | **907,563** | **107,612** | **277,033** | **4,532** | **1,296,740** |
| **b) Negative value** | | | | | |
| Forwards | - | 1,509,054 | - | - | 1,509,054 |
| FRAs | 3,771 | - | - | - | 3,771 |
| Swaps | 1,484,637 | 40,982 | - | 5,644 | 1,531,263 |
| Basis Swaps | 24,643 | - | - | - | 24,643 |
| Options | 2,279 | 230 | 162,263 | 274 | 165,046 |
| | **1,515,330** | **1,550,266** | **162,263** | **5,918** | **3,233,777** |
| **Market values** | | | | | |
| **- Positive** | **18,232,022** | **2,372,580** | **2,637,557** | **15,200** | **23,257,359** |
| **- Negative** | **14,903,467** | **3,632,492** | **1,344,542** | **15,357** | **19,895,858** |
| **Potential credit equivalent (add on)** | **5,915,627** | **1,189,084** | **1,333,106** | **16,255** | **8,454,072** |

## *Notional principal of unlisted contracts by residual life*

€ '000

| | AMOUNTS AS AT 31.12.2003 | | | |
|---|---|---|---|---|
| | UP TO ONE YEAR | FROM ONE TO FIVE YEARS | OVER FIVE YEARS | TOTAL |
| **a) Interest rate contracts** | **319,936,015** | **934,112,964** | **221,371,586** | **1,475,420,565** |
| Forward trading | 5,042,234 | - | - | 5,042,234 |
| Derivatives | 314,893,781 | 934,112,964 | 221,371,586 | 1,470,378,331 |
| *of which: options purchased* | *5,313,616* | *69,157,673* | *3,630,138* | *78,101,427* |
| **b) Exchange rate contracts** | **93,082,508** | **9,847,445** | **1,571,573** | **104,501,526** |
| Forward trading | 56,601,245 | 551,518 | - | 57,152,763 |
| Derivatives | 36,481,263 | 9,295,927 | 1,571,573 | 47,348,763 |
| *of which: options purchased* | *14,648,679* | *3,783,435* | *145,359* | *18,577,473* |
| **c) Stock price contracts** | **11,252,484** | **42,240,267** | **9,492,121** | **62,984,872** |
| Forward trading | 99,262 | - | - | 99,262 |
| Derivatives | 11,153,222 | 42,240,267 | 9,492,121 | 62,885,610 |
| *of which: options purchased* | *5,992,978* | *10,419,206* | *1,340,353* | *17,752,537* |
| **d) Other contracts** | **93,640** | **136,277** | **-** | **229,917** |
| Forward trading | - | - | - | - |
| Derivatives | 93,640 | 136,277 | - | 229,917 |
| *of which: options purchased* | *32,571* | *44,446* | - | *77,017* |
| **Total** | **424,364,647** | **986,336,953** | **232,435,280** | **1,643,136,880** |

## *Information on the credit quality of unlisted contracts*

€ '000

| | | AMOUNTS AS AT 31.12.2003 | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | EXPOSURE BEFORE COLLATERAL AND PERSONAL GUARANTEES | | | | | | | Weighted credit equivalent net of guarantees* |
| | | Market value | | Credit exposure | | Total exposure | Guarantees | | |
| | | Negative | Positive | Current | Potential | | Real | Personal | |
| 0% | Governments, Zone A Central Banks | - | 1,654 | 1,654 | 6,058 | 7,712 | - | - | - |
| 20% | Government entities, Banks Zone A, Supranational, Banks Zone B with residual life up to 1 year | 17,010,945 | 17,902,215 | 17,902,215 | 6,935,940 | 24,838,155 | 2,471,962 | - | 4,473,276 |
| 50% | Individual customers | 2,884,913 | 5,353,490 | 5,353,490 | 1,512,073 | 6,865,563 | 94,182 | 188 | 3,396,947 |
| 100% | Government entities, Banks Zone B with residual life over 1 year | - | - | - | - | - | - | - | - |
| **Total before netting agreements** | | **19,895,858** | **23,257,359** | **23,257,359** | **8,454,071** | **31,711,430** | **2,566,144** | **188** | **7,870,223** |
| **Total after netting agreements** | | **9,608,840** | **13,142,498** | **13,142,498** | **5,676,548** | **18,819,046** | **2,566,144** | **188** | **4,448,899** |

* based on Basel Committee rules (Customers 50% - Banks 20%).

## *Information on expired contracts and related loan losses*

€ '000

| Information on Expired Derivative Contracts | Time since expiration: | 31.12.2003 |
|---|---|---|
| Book value of expired derivatives | 30 to 90 days | - |
| Book value of expired derivatives | over 90 days | - |
| Positive market value of expired derivatives | 30 to 90 days | - |
| Positive market value of expired derivatives | over 90 days | - |
| Reported loan losses | | - |

## 10.6 Credit derivatives

€ '000

| Transaction categories | AMOUNTS AS AT 31.12.2003 | |
|---|---|---|
| | TRADING | OTHER |
| **1. Purchases of cover** | **468,129** | **2,093,709** |
| 1.1. With exchange of assets * | 468,129 | - |
| - Credit Default Swap | 468,129 | - |
| - Credit Default Option | - | - |
| 1.2. Without exchange of assets | - | 2,093,709 |
| - Credit Default Swap | - | 2,093,709 |
| - Credit Default Option | - | - |
| - Credit Linked Notes | - | - |
| - Credit Spread Options | - | - |
| - Credit Spread Swap | - | - |
| - Total rate of return swap | - | - |
| **2. Sales of cover** | **891,704** | **230,000** |
| 2.1. With exchange of assets * | 847,404 | 230,000 |
| - Credit Default Swap | 847,404 | 230,000 |
| - Credit Default Option | - | - |
| 2.2. Without exchange of assets | 44,300 | - |
| - Credit Default Swap | - | - |
| - Credit Default Option | - | - |
| - Credit Linked Notes | 44,300 | - |
| - Credit Spread Options | - | - |
| - Credit Spread Swap | - | - |
| - Total rate of return swap | - | - |
| **Total** | **1,359,833** | **2,323,709** |

* Credit derivatives requiring delivery of the "reference obligation" ("physical delivery").

## Section 11 CONCENTRATION AND DISTRIBUTION OF ASSETS AND LIABILITIES

### 11.1 Large exposures

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| a) Amount | 3,608,827 | 3,903,406 | 3,903,406 |
| b) Number | 2 | 2 | 2 |

This figure refers to the total of risk-weighted positions that constitute "large exposure" in accordance with current regulatory provisions (exposure exceeding 10% of consolidated regulatory capital).

### 11.2 Distribution of loans to customers by main categories of borrowers

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| a) Governments | 2,168,625 | 2,251,085 | 2,251,085 |
| b) Other public entities | 3,091,230 | 3,714,663 | 3,711,613 |
| c) Non-financial entities | 70,205,523 | 64,868,535 | 63,477,517 |
| d) Financial companies | 7,646,296 | 6,451,731 | 6,385,347 |
| e) Family firms | 6,656,104 | 6,562,268 | 6,463,343 |
| f) Other borrowers | 36,941,459 | 31,591,775 | 31,535,205 |
| **Total** | **126,709,237** | **115,440,057** | **113,824,110** |

### 11.3 Distribution of loans to Italian resident non-financial companies and family firms

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| a) Other services | 14,310,520 | 10,840,997 | 10,840,997 |
| b) Commercial, recovery and repair services | 11,038,492 | 10,140,272 | 10,140,272 |
| c) Construction and civil engineering | 6,301,476 | 5,826,118 | 5,826,118 |
| d) Textile, leather and footwear and clothing products | 3,382,316 | 3,204,676 | 3,204,676 |
| e) Metal products | 3,080,209 | 2,896,266 | 2,896,266 |
| f) Other sectors | 29,258,411 | 27,641,897 | 27,641,897 |
| **Total** | **67,371,424** | **60,550,226** | **60,550,226** |

### *Distribution of credit derivatives (guarantees received) by main counterparty categories*

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| **Banking Book** | **2,093,709** |
| - Banks | 1,805,691 |
| - Financial institutions | 288,018 |
| **Trading Book** | **468,129** |
| - Banks | 287,211 |
| - Financial institutions | 180,918 |
| **Total** | **2,561,838** |

## 11.4 Distribution of guarantees given by main categories of counterparties

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| a) Governments | 14,790 | 7,429 | 7,429 |
| b) Other public entities | 131,237 | 128,956 | 96,763 |
| c) Banks | 1,029,505 | 969,469 | 942,534 |
| d) Non-financial companies | 9,434,690 | 8,943,593 | 8,894,654 |
| e) Financial companies | 371,517 | 634,618 | 627,104 |
| f) Family firms | 130,792 | 175,602 | 164,678 |
| g) Other businesses | 1,156,384 | 1,638,603 | 1,634,410 |
| **Total** | **12,268,915** | **12,498,270** | **12,367,572** |

## Distribution of credit derivatives (guarantees given) by main counterparty categories

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| **Banking Book** | **230,000** |
| - Banks | 230,000 |
| - Financial institutions | - |
| **Trading Book** | **891,704** |
| - Banks | 761,445 |
| - Financial institutions | 130,259 |
| **Total** | **1,121,704** |

## 11.5 Geographical distribution of assets and liabilities

€ '000

| | | ITALY | OTHER EU COUNTRIES | OTHER COUNTRIES | TOTAL |
|---|---|---|---|---|---|
| **1. Assets** | **2003** | **131,259,602** | **32,495,303** | **25,264,179** | **189,019,084** |
| | *2002 (restated)* | *121,791,415* | *11,154,394* | *43,104,071* | *176,049,880* |
| | *2002* | *121,772,934* | *10,569,201* | *40,010,374* | *172,352,509* |
| **1.1 Loans to banks** | **2003** | **4,642,374** | **24,065,401** | **4,075,483** | **32,783,258** |
| | *2002 (restated)* | *6,201,761* | *4,961,920* | *18,316,616* | *29,480,297* |
| | *2002* | *6,201,017* | *4,583,329* | *17,314,215* | *28,098,561* |
| **1.2 Loans to customers** | **2003** | **111,235,377** | **2,510,420** | **12,963,440** | **126,709,237** |
| | *2002 (restated)* | *98,118,587* | *2,156,235* | *15,165,235* | *115,440,057* |
| | *2002* | *98,118,546* | *2,038,394* | *13,667,170* | *113,824,110* |
| **1.3 Securities** | **2003** | **15,381,851** | **5,919,482** | **8,225,256** | **29,526,589** |
| | *2002 (restated)* | *17,471,067* | *4,036,239* | *9,622,220* | *31,129,526* |
| | *2002* | *17,453,371* | *3,947,478* | *9,028,989* | *30,429,838* |
| **2. LIABILITIES AND SHAREHOLDERS' EQUITY** | **2003** | **102,110,476** | **44,494,468** | **39,110,753** | **185,715,697** |
| | *2002 (restated)* | *104,371,483* | *25,518,109* | *39,406,856* | *169,296,448* |
| | *2002* | *104,369,772* | *25,122,696* | *36,332,052* | *165,824,520* |
| **2.1 Due to banks** | **2003** | **13,396,991** | **16,774,958** | **14,080,336** | **44,252,285** |
| | *2002 (restated)* | *11,363,282* | *8,575,874* | *12,733,604* | *32,672,760* |
| | *2002* | *11,362,426* | *8,296,166* | *12,332,292* | *31,990,884* |
| **2.2 Due to customers** | **2003** | **71,175,278** | **3,851,718** | **22,775,815** | **97,802,811** |
| | *2002 (restated)* | *68,546,810* | *2,772,864* | *24,804,155* | *96,123,829* |
| | *2002* | *68,545,955* | *2,688,828* | *22,133,471* | *93,368,254* |
| **2.3 Securities in issue** | **2003** | **12,073,885** | **23,867,792** | **1,356,006** | **37,297,683** |
| | *2002 (restated)* | *18,696,780* | *13,580,601* | *898,884* | *33,176,265* |
| | *2002* | *18,696,780* | *13,580,601* | *896,076* | *33,173,457* |
| **2.4 Other liabilities** | **2003** | **5,464,322** | **-** | **898,596** | **6,362,918** |
| | *2002 (restated)* | *5,764,611* | *588,770* | *970,213* | *7,323,594* |
| | *2002* | *5,764,611* | *557,101* | *970,213* | *7,291,925* |
| **3. GUARANTEES AND COMMITMENTS** | **2003** | **21,538,830** | **3,805,213** | **9,250,908** | **34,594,951** |
| | *2002 (restated)* | *25,962,403* | *1,853,994* | *8,734,026* | *36,550,423* |
| | *2002* | *25,941,473* | *1,744,629* | *8,419,775* | *36,105,877* |

## 11.6 Breakdown of assets and liabilities by maturity

| ITEMS/RESIDUAL LIFE | | FIXED | | |
|---|---|---|---|---|
| | | on demand | up to 3 months | 3 to 12 months |
| 1. Assets | **2003** | **42,690,399** | **533,784,465** | **475,721,958** |
| | *2002 (restated)* | *40,865,205* | *290,592,704* | *248,585,001* |
| | *2002* | *40,807,855* | *288,499,969* | *247,761,256* |
| 1.1 Refinanceable treasury notes | **2003** | **79,186** | **338,856** | **141,224** |
| | *2002 (restated)* | *67,647* | *290,134* | *584,658* |
| | *2002* | *67,647* | *290,134* | *584,658* |
| 1.2 Loans to banks | **2003** | **2,370,766** | **22,892,279** | **3,788,431** |
| | *2002 (restated)* | *3,716,971* | *18,503,217* | *4,607,106* |
| | *2002* | *3,665,402* | *17,264,961* | *4,554,089* |
| 1.3 Loans to customers | **2003** | **24,799,631** | **20,936,501** | **13,321,327** |
| | *2002 (restated)* | *25,056,290* | *21,323,369* | *13,422,273* |
| | *2002* | *25,050,509* | *20,817,034* | *12,847,472* |
| 1.4 Bonds and other debt securities | **2003** | **134,717** | **3,943,035** | **5,886,111** |
| | *2002 (restated)* | *80,398* | *1,981,225* | *8,607,310* |
| | *2002* | *80,398* | *1,937,359* | *8,483,245* |
| Total 1.1/1.2/1.3/1.4 | **2003** | **27,384,300** | **48,110,671** | **23,137,093** |
| | *2002 (restated)* | *28,921,306* | *42,097,945* | *27,221,347* |
| | *2002* | *28,863,956* | *40,309,488* | *26,469,464* |
| 1.5 "Off-balance-sheet" transactions | **2003** | **15,306,099** | **485,673,794** | **452,584,865** |
| | *2002 (restated)* | *11,943,899* | *248,494,759* | *221,363,654* |
| | *2002* | *11,943,899* | *248,190,481* | *221,291,792* |
| 2. LIABILITIES | **2003** | **81,097,745** | **562,167,897** | **474,168,437** |
| | *2002 (restated)* | *75,847,631* | *314,359,811* | *233,790,097* |
| | *2002* | *75,048,046* | *312,218,911* | *233,186,124* |
| 2.1 Due to banks | **2003** | **3,713,846** | **33,494,763** | **4,436,624** |
| | *2002 (restated)* | *3,820,732* | *23,579,311* | *2,527,464* |
| | *2002* | *3,817,709* | *23,324,289* | *2,235,195* |
| 2.2 Due to customers | **2003** | **63,025,834** | **29,942,372** | **3,182,449** |
| | *2002 (restated)* | *61,851,575* | *28,098,765* | *4,121,236* |
| | *2002* | *61,055,013* | *26,486,053* | *3,856,786* |
| 2.3 Securities in issue | | | | |
| - Bonds | **2003** | **114,595** | **935,093** | **1,978,093** |
| | *2002 (restated)* | *173,069* | *482,813* | *3,937,507* |
| | *2002* | *173,069* | *482,803* | *3,937,294* |
| - Certificates of deposit | **2003** | **116,640** | **22,934,753** | **2,409,289** |
| | *2002 (restated)* | *124,702* | *14,460,379* | *2,538,081* |
| | *2002* | *124,702* | *14,460,379* | *2,538,081* |
| - Other securities | **2003** | **788,696** | **15,965** | **7,913** |
| | *2002 (restated)* | *946,457* | *29,236* | *8,512* |
| | *2002* | *946,457* | *26,799* | *8,512* |
| 2.4 Subordinated debt | **2003** | **-** | **-** | **599,887** |
| | *2002 (restated)* | *812* | *-* | *762,987* |
| | *2002* | *812* | *-* | *762,987* |
| Total 2.1/2.2/2.3/2.4 | **2003** | **67,759,611** | **87,322,946** | **12,614,255** |
| | *2002 (restated)* | *66,917,347* | *66,650,504* | *13,895,787* |
| | *2002* | *66,117,762* | *64,780,323* | *13,338,855* |
| 2.5 "Off-balance-sheet" transactions | **2003** | **13,338,134** | **474,844,951** | **461,554,182** |
| | *2002 (restated)* | *8,930,284* | *247,709,307* | *219,894,310* |
| | *2002* | *8,930,284* | *247,438,588* | *219,847,269* |

Currency trades and derivative contracts in off-balance-sheet transactions were not eliminated from intra-group dealings, as this would have been excessively onerous.

Assets and liabilities have been distributed by maturity on the basis of their remaining life. The "on demand" category also includes assets and liabilities with a residual life of no more than 24 hours. Therefore, "on demand" loans to banks and "on demand" amounts due to banks and customers do not correspond to the amounts shown in the accounts, which take into account only the contractual nature of the position.

€ '000

| TERM | | | | UNSPECIFIED TERM | TOTAL |
|---|---|---|---|---|---|
| 1 to 5 years | | over 5 years | | | |
| fixed rate | indexed rate | fixed rate | indexed rate | | |
| 362,442,969 | 170,686,033 | 129,225,318 | 34,095,202 | 6,731,239 | 1,755,377,583 |
| 161,984,364 | 175,344,552 | 50,696,566 | 33,789,630 | 5,205,577 | 1,007,063,599 |
| 161,444,150 | 175,013,309 | 50,515,070 | 33,751,149 | 5,170,751 | 1,002,963,509 |
| 64,347 | 446,242 | 939,724 | 44,422 | - | 2,054,001 |
| 309,840 | 315,028 | 1,117,609 | 88,127 | - | 2,773,043 |
| 309,840 | 315,028 | 1,117,609 | 88,127 | - | 2,773,043 |
| 1,211,043 | 74,782 | 737 | 5,864 | 2,439,356 | 32,783,258 |
| 961,996 | 259,984 | 19,029 | 45,452 | 1,366,542 | 29,480,297 |
| 947,042 | 252,431 | 19,029 | 45,452 | 1,350,155 | 28,098,561 |
| 7,156,250 | 24,658,887 | 4,707,186 | 27,305,309 | 3,824,146 | 126,709,237 |
| 7,599,919 | 19,504,159 | 4,644,451 | 20,098,646 | 3,790,950 | 115,440,057 |
| 7,325,494 | 19,349,714 | 4,601,211 | 20,060,165 | 3,772,511 | 113,824,110 |
| 4,821,723 | 3,034,017 | 4,150,080 | 3,267,097 | 111,724 | 25,348,504 |
| 6,269,377 | 3,680,262 | 2,887,253 | 3,287,482 | 43,803 | 26,837,110 |
| 6,048,426 | 3,511,015 | 2,748,997 | 3,287,482 | 43,803 | 26,140,725 |
| 13,253,363 | 28,213,928 | 9,797,727 | 30,622,692 | 6,375,226 | 186,895,000 |
| 15,141,132 | 23,759,433 | 8,668,342 | 23,519,707 | 5,201,295 | 174,530,507 |
| 14,630,602 | 23,428,188 | 8,486,846 | 23,481,226 | 5,166,469 | 170,836,439 |
| 349,189,606 | 142,472,105 | 119,427,591 | 3,472,510 | 356,013 | 1,568,482,583 |
| 146,843,232 | 151,585,119 | 42,028,224 | 10,269,923 | 4,282 | 832,533,092 |
| 146,813,348 | 151,585,121 | 42,028,224 | 10,269,923 | 4,282 | 832,127,070 |
| 421,870,154 | 112,825,500 | 95,641,675 | 5,759,314 | 494,214 | 1,754,024,936 |
| 196,550,788 | 118,461,345 | 49,590,525 | 11,969,018 | 1,056,878 | 1,001,626,093 |
| 196,313,827 | 118,408,937 | 49,546,400 | 11,969,018 | 1,056,878 | 997,748,141 |
| 1,041,856 | 1,044,321 | 278,521 | 242,354 | - | 44,252,285 |
| 1,056,499 | 701,362 | 41,474 | 945,101 | 817 | 32,672,760 |
| 977,345 | 648,954 | 41,474 | 945,101 | 817 | 31,990,884 |
| 412,356 | 669,898 | 81,033 | 434,498 | 54,371 | 97,802,811 |
| 375,205 | 962,027 | 83,740 | 486,564 | 144,717 | 96,123,829 |
| 293,354 | 962,027 | 83,740 | 486,564 | 144,717 | 93,368,254 |
| | | | | | |
| 4,793,017 | 2,257,595 | 453,047 | 213,883 | 94,127 | 10,839,450 |
| 4,001,138 | 4,345,879 | 457,839 | 1,475,741 | - | 14,873,986 |
| 4,000,990 | 4,345,879 | 457,839 | 1,475,741 | - | 14,873,615 |
| 123,905 | 51,221 | - | 9,664 | - | 25,645,472 |
| 131,038 | 63,782 | - | - | - | 17,317,982 |
| 131,038 | 63,782 | - | - | - | 17,317,982 |
| 187 | - | - | - | - | 812,761 |
| 92 | - | - | - | - | 984,297 |
| 92 | - | - | - | - | 981,860 |
| 40,000 | 91,551 | 2,357,309 | 3,100,827 | - | 6,189,574 |
| 20,000 | 599,397 | 2,480,783 | 2,346,767 | 909,401 | 7,120,147 |
| 20,000 | 599,397 | 2,449,114 | 2,346,767 | 909,401 | 7,088,478 |
| 6,411,321 | 4,114,586 | 3,169,910 | 4,001,226 | 148,498 | 185,542,353 |
| 5,583,972 | 6,672,447 | 3,063,836 | 5,254,173 | 1,054,935 | 169,093,001 |
| 5,422,819 | 6,620,039 | 3,032,167 | 5,254,173 | 1,054,935 | 165,621,073 |
| 415,458,833 | 108,710,914 | 92,471,765 | 1,758,088 | 345,716 | 1,568,482,583 |
| 190,966,816 | 111,788,898 | 46,526,689 | 6,714,845 | 1,943 | 832,533,092 |
| 190,891,008 | 111,788,898 | 46,514,233 | 6,714,845 | 1,943 | 832,127,068 |

## 11.7 Assets and liabilities in foreign currency

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| **a) Assets** | | | |
| 1. Loans to banks | 5,342,462 | 6,634,783 | 5,398,947 |
| 2. Loans to customers | 12,691,231 | 14,947,086 | 13,602,775 |
| 3. Securities | 7,875,868 | 8,595,973 | 8,056,823 |
| 4. Equity investments | 148,225 | 349,050 | 344,736 |
| 5. Other accounts | 540,720 | 349,356 | 320,874 |
| | **26,598,506** | **30,876,248** | **27,724,155** |
| **b) Liabilities** | | | |
| 1. Due to banks | 13,659,853 | 12,494,798 | 11,882,115 |
| 2. Due to customers | 19,691,374 | 18,965,935 | 16,664,501 |
| 3. Securities in issue | 17,480,509 | 11,058,022 | 11,056,555 |
| 4. Other accounts | 357,388 | 981,616 | 949,947 |
| | **51,189,124** | **43,500,371** | **40,553,118** |



Based on current regulations, "other accounts" under assets are made up of item 10; "other accounts" under liabilities are made up of items 40 and 110.

The following exchange rates were used for the conversion into euros of foreign currency accounts of companies consolidated on a line-by-line basis, and of foreign currency entries of major significance in the Group's operations:

**EXCHANGE RATE AS AT 31 DECEMBER 2003**

| | |
|---|---|
| Czech Republic koruna | 32.41000 |
| Slovak Republic koruna | 41.17000 |
| Bosnian dinar | 1.95580 |
| Australian dollar | 1.68020 |
| Hong Kong dollar | 9.80490 |
| United States dollar | 1.26300 |
| Swiss franc | 1.55790 |
| Ukrainian hryvnia | 6.73431 |
| Croatian kuna | 7.64964 |
| Romanian leu | 41,158.00000 |
| Bulgarian lev | 1.95570 |
| Turkish lira | 1,771,638.00000 |
| New Israeli sheqel | 5.48580 |
| British pound | 0.70480 |
| Polish zloty | 4.70190 |

The above exchange rates represent euro parity in relation to individual foreign currencies.

## 11.8 Securitisation transactions

The Group's main aim in performing securitisation transactions is to free up "economic capital" and/or obtain new liquidity, and to obtain greater diversification in funding sources.

The advisability of securitisation transactions is evaluated on the basis of the ability to create value; in this regard, a decision procedure was developed and centralised at Parent Company level, for planning, evaluating and executing securitisations.

The process includes an economic feasibility study phase used to evaluate the impact on capital (Tier I Ratio and Total Capital Ratio of the Group), and on EVA (Economic Value Added) and RARORAC (Risk Adjusted Return On Risk Adjusted Capital).

If the evaluation in this first phase is positive, a technical and operational feasibility study is begun to examine the assets to be securitised, and the transaction structure is established.

Once technical feasibility is established, the transaction is carried out.

During 2003 UniCredit Banca d'Impresa took part in a securitisation transaction known as "Aeroporti di Roma" which involved the sale without recourse, pursuant to Law No. 130 of 30 April 1999, of loans to Aeroporti di Roma SpA held by a number of credit institutions, for a total amount of €1,265.0 million. The sale was made to Romulus Finance S.r.L., a special purpose vehicle which was established under Italian law pursuant to Law 130/99.

On 20 February, the reference date for the sale, the amount of the position sold by UniCredit Banca d'Impresa, represented by unsecured performing loans, was €47.7 million. The sale took place at the face value of the loans. UniCredit Banca d'Impresa has not underwritten any security resulting from the securitisation.

Existing positions are also provided below in securities and deposits originating from prior securitisations, asset and third party (for the sake of convenience the "Ref." column includes the references also given in the detail pages):

### *Portfolio loans and securities originating from securitisation transactions:*

(€ million)

| | | Classification of underlying | Type of underlying assets | | | | | Write- | Write- | Book |
|---|---|---|---|---|---|---|---|---|---|---|
| | Class | assets | Asset | Ref. | Minorities | Ref. | Total | downs | backs | value |
| **Subordinated Deposits** | | | **109.9** | | **7.3** | | **117.2** | **-1.7** | **-** | **115.5** |
| | *Junior* | *Other assets* | *46.7* | *(a)* | | | *46.7* | | | *46.7* |
| | | *"* | *48.6* | *(f)* | | | *48.6* | | | *48.6* |
| | | *"* | *14.6* | *(g)* | | | *14.6* | | | *14.6* |
| | | | | | *7.3* | *(m)* | *7.3* | *-1.7* | | *5.6* |
| **Investment securities** | | | **114.1** | | **366.4** | | **480.5** | **-45.0** | **-** | **435.5** |
| | *Senior* | | *5.0* | | *356.3* | | *361.3* | *-42.0* | - | *319.3* |
| | | *Non-performing* | - | | *0.2* | *(q)* | *0.2* | - | - | *0.2* |
| | | *Doubtful* | - | | - | | - | - | - | - |
| | | *Other assets* | - | | *309.2* | *(n)* | *309.2* | *-42.0* | - | *267.2* |
| | | *"* | - | | *46.9* | *(r)* | *46.9* | - | - | *46.9* |
| | | *"* | *5.0* | *(i)* | - | | *5.0* | - | - | *5.0* |
| | *Mezzanine* | | *84.9* | | - | | *84.9* | *-0.7* | - | *84.2* |
| | | *Non-performing* | *84.9* | *(d)* | - | | *84.9* | *-0.7* | - | *84.2* |
| | | *Doubtful* | - | | - | | - | - | - | - |
| | | *Other assets* | - | | - | | - | - | - | - |
| | *Junior* | | *24.2* | | *10.1* | | *34.3* | *-2.3* | - | *32.0* |
| | | *Non-performing* | *20.8* | *(e)* | *0.6* | *(o)* | *21.4* | - | - | *21.4* |
| | | *Doubtful* | - | | - | | - | - | - | - |
| | | *Other assets* | *3.4* | *(h)* | *9.5* | *(p)* | *12.9* | *-2.3* | | *10.6* |
| **Trading securities** | | | **53.5** | | **1,674.7** | | **1,728.0** | | | **1,728.0** |
| | *Senior* | | *45.8* | | *1,656.5* | | *1,702.3* | | | *1,702.3* |
| | | *Non-performing* | - | | *381.6* | *(u)* | *381.6* | | | *381.6* |
| | | *Doubtful* | - | | - | | - | | | - |
| | | *Other assets* | *36.5* | *(b)* | *1,274.9* | *(v)* | *1,311.4* | | | *1,311.4* |
| | | *"* | *9.3* | *(l)* | - | | *9.3* | | | *9.3* |
| | *Mezzanine* | | *7.7* | | *5.8* | | *13.5* | | | *13.5* |
| | | *Non-performing* | - | | - | | - | | | - |
| | | *Doubtful* | - | | - | | - | | | - |
| | | *Other assets* | *7.7* | *(c)* | *5.8* | *(t)* | *13.5* | | | *13.5* |
| | *Junior* | | - | | *12.2* | | *12.2* | | | *12.2* |
| | | *Non-performing* | - | | - | | - | | | - |
| | | *Doubtful* | - | | - | | - | | | - |
| | | *Other assets* | - | | *12.2* | *(s)* | *12.2* | | | *12.2* |
| **Total** | | | **277.5** | | **2,048.2** | | **2,325.7** | **-46.7** | **-** | **2,279.0** |

To be specific:

## Asset securitisations

### *Cordusio synthetic securitisation*

• ***Origin:***

Transaction carried out in 2001 using performing loans to mid-large corporates by UniCredito Italiano, and the former federated banks Credito Italiano, Cariverona (now included in UniCredit Banca d'Impresa) and Banca Mediocredito, totalling €2,075 million;

• ***Principal features:***

A synthetic transaction (meaning that no loans were sold, and therefore remain on the books of the banks concerned) was carried out by means of the stipulation of two Credit Default Swap contracts:

- the first, entered into with SPV (special purpose vehicle) Cordusio Plc, guarantees coverage of any losses for the first €280.1 million through the establishment of collateral deposits at the banks concerned in proportion to the share of loans subject to coverage (€233.4 million from the issuance of Credit Linked Notes by the SPV and €46.7 million from the direct payment by the banks of a subordinated deposit serving as a first loss);
- the second, which was entered into with a leading foreign bank, provides for the hedging of the remaining €1,794.9 million.

For the purposes of capital requirements, this enables the underlying loans to be weighted not at 100%, but 0% for the first CDS and 20% for the second CDS.

The transaction has a legal maturity of 1 April 2012. However, UniCredito Italiano, for itself and on behalf of the other participating banks, will have the right, but not the obligation, to terminate the CDS contracts on 1 April 2005.

• ***Risk situation:***

There were no defaults or increased risks in 2003 compared to 2002.

The portfolio concerned in the transaction is monitored on an ongoing basis, and is recorded in the form of a quarterly report which provides a breakdown of the status of the loans.

Up to 1 April 2005, and in agreement with the transaction arranger (Euro Capital Structures Ltd. - E.C.S.), replenishments and substitutions to the portfolio may be made. The former are necessary in the event that the loans in the basket are repaid early or are amortised, while the latter are discretional and must comply with the eligibility criteria for the loans. A report is provided quarterly to the rating agencies on changes in the portfolio composition.

The monitoring described above is also intended to ensure that the transaction achieves the objective of freeing up regulatory capital.

- ***Portfolio status:***

Based on the referenced contractual requirements, and notwithstanding the division of the junior portions, the composition of the portfolio has changed, and as at December 2003 was as follows:

(€ million)

| COMPANIES | UNICREDITO ITALIANO | UNICREDIT BANCA D'IMPRESA | UNICREDIT BANCA MEDIOCREDITO | TOTAL | Ref. | % |
|---|---|---|---|---|---|---|
| Senior | 516.0 | 1,220.9 | 58.0 | 1,794.9 | | 86.5% |
| Mezzanine | 63.3 | 163.0 | 7.1 | 233.4 | | 11.2% |
| Junior (first loss) * | 17.3 | 27.5 | 1.9 | 46.7 | (a) | 2.3% |
| **TOTAL** | **596.6** | **1,411.4** | **67.0** | **2,075.0** | | **100.0%** |
| | *28.8%* | *68.0%* | *3.2%* | *100.0%* | | |

* portion for which the individual banks are still responsible and resulting in capital absorption of the same amount.

At the end of the year, the following notes remained in the trading securities of UniCredit Banca Mobiliare SpA:

(€ million)

| ISIN Code | Bond Description | Type | Face Value | Book Value | Ref. | Classification | Tranche amount |
|---|---|---|---|---|---|---|---|
| XS0144051199 | CORDUSIO 1 A | Senior | 36.5 | 36.5 | (b) | Performing | 98.5 |
| XS0144057121 | " 1 D | Mezzanine | 6.5 | 6.4 | (c) | Performing | 41.5 |
| XS0144058442 | " 1 E | Mezzanine | 1.3 | 1.3 | (c) | Performing | 15.6 |
| | | | **44.3** | **44.2** | | | **155.6** |

## *"Quercia Funding" securitisation*

- ***Origin:***

Transaction performed in 2001 by Cariverona (absorbed in July 2002 by UniCredito Italiano) and Mediovenezie, which changed its name to UniCredito Gestione Crediti (UGC Banca SpA) in April 2002.

- ***Principal features:***
  - mortgage loans and unsecured loans (classified as non-performing and held separately by the above two banks) were used;

  - bonds were issued for a total of €217.4 million with a legal maturity of 1 August 2015, divided as follows: €111.7 million class A, €39.5 million class B, €26.0 million class C, €19.4 million class D, and €20.8 million class E (unrated subordinated portion).

All of the class E subordinated bonds were purchased by Cariverona and then following the referenced merger, were absorbed into UniCredito Italiano; in January 2003 the holding company sold these to UniCredit Banca d'Impresa at face value which then included them in its investment securities portfolio.

Class B, C and D bonds (totalling €84.9 million) were purchased by Cariverona Ireland PLC, which sold them to UniCredito Italiano Ireland Plc in 2003.

– ownership of the Interest Rate Cap contract, which provides the vehicle company with an interest rate risk hedge on the class A, B, and C bonds, was transferred to UniCredit Banca Mobiliare SpA (UBM).

- ***Risk situation:***

Recovery operations related to the portfolio securitised, which were entrusted to UGC Banca SpA, were consistent at year-end with full recovery of the principal invested and, in some cases, repayments were occurring faster than projected by the servicer and reported in the offering circular at the time the transaction was begun.
Given this performance, we think it possible that the return on the subordinated class at maturity will be in line with the returns reported for the rated tranches.



- ***Portofolio status:***

(€ million)

| ISIN Code | Bond Description | Type | Remaining on the books of | Portfolio | Face Value | Ref. | Write-backs and writedown In previous years | Write-backs and writedown In 2003 | Book Value |
|---|---|---|---|---|---|---|---|---|---|
| XS0140094003 | Quercia B | Mezzanine | UCI-Ireland | Investment | 39.5 | (d) | - | - | 39.5 |
| XS0140095158 | Quercia C | Mezzanine | UCI-Ireland | Investment | 26.0 | (d) | - | - 0.2 * | 25.8 |
| XS0140095406 | Quercia D | Mezzanine | UCI-Ireland | Investment | 19.4 | (d) | - | - 0.5 * | 18.9 |
| IT0003382451 | Quercia E | Junior | UniCredit Banca d'Impresa | Investment | 20.8 | (e) | - | - | 20.8 |
| | | | | | **105.7** | | - | **- 0.7** | **105.0** |

* trading spread originating from the transfer of the securities at market prices.

**The amount of securitised assets (represented by the net value of existing loans) underlying junior securities is €99.7 million.**

## *LOCAT securitisation*

In previous periods Locat initiated a substantial securitisation programme pursuant to Law 130/99 for performing loans arising under leases. The goal is to achieve greater matching between deposit and loan maturities, diversify funding sources, and improve regulatory capital ratios.

In this context, in 2001 two separate transactions were carried out. Asset sales totalled €549 million and €1,707 million, respectively.

Pursuant to and in accordance with Law 130/99, for both transactions LOCAT acts as servicer of the portfolios sold, continues to collect rentals and administer the contracts, and receives compensation based on the amounts collected during the reference period.

## *Information on individual Locat securitisations*

### *1) Purchaser: Absolute Funding Srl*

#### Key structural data

| | |
|---|---|
| Originator: | Locat SpA |
| Issuer : | Absolute Funding Srl |
| Servicer: | Locat SpA |
| Closing date: | 25-May-01 |
| Nature of portfolio sold: | Performing loans resulting from leases for capital assets |
| Legal nature of sale: | Without recourse |
| Amount of securitised assets: | € 549,002,986 |
| Sale price: | € 400,000,000 (72.9%) at closing of the transaction |
| | € 96,700,000 (17.6%) at the end of the revolving period |
| | (in year 3) * |
| | € 52,302,986 (9.5%) credit enhancement ** |
| Amount of securities issued: | € 400,000,000 (AAA) |
| Underwriter of bonds issued: | European Bank for Investments (EBI) |
| End of revolving period: | 15-Jun-04 |
| Arranger: | Euro Capital Structures Ltd |

* Deferred Purchase Price (DPP): with the same degree of subordination as the bonds issued (AAA), unless certain events occur, and it is not considered "credit enhancement". Interest accrues on this bond quarterly (Euribor 3-month + 0.30%)

** "Additional compensation": higher degree of subordination than the bonds and the DPP. Paid quarterly based on portfolio performance.

**The value of the "credit enhancement" loans as at 31 December 2003 was € 48.6 million - Ref. f.**

#### Total amount of assets securitised

(€ million)

| Type of asset | Credits sold | of which: Principal portion (a) | Interest accrued at the sale date (b) | Interest accrued subsequently | Sale price (a+b) |
|---|---|---|---|---|---|
| **Loans arising under leases** | | | | | |
| Initial sale | 606.5 | 547.2 | 1.8 | 57.5 | 549.0 |
| Sales amount in 2001 | 145.6 | 124.4 | 0.5 | 20.7 | 124.9 |
| Sales amount in 2002 | 276.5 | 243.0 | 0.7 | 32.8 | 243.7 |
| Sales amount in 2003 | 288.6 | 256.1 | 0.6 | 31.9 | 256.7 |
| **Total** | **1,317.2** | **1,170.7** | **3.6** | **142.9** | **1,174.3** |

## Status of securitised assets outstanding as at 31 December 2003

(net of interest applicable to future periods)

(€ million)

| | Face value | | Writedowns | | Book Value | |
|---|---|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 |
| **A Bad and doubtful debts** | **13.5** | **7.2** | **7.9** | **3.7** | **5.6** | **3.5** |
| A1 Non-performing | 10.8 | 4.9 | 6.3 | 2.6 | 4.5 | 2.3 |
| A2 Doubtful | 2.7 | 2.3 | 1.6 | 1.1 | 1.1 | 1.2 |
| **B Performing loans** | **530.4** | **537.4** | **0.2** | **0.2** | **530.2** | **537.2** |
| **Total loans sold** | **543.9** | **544.6** | **8.1** | **3.9** | **535.8** | **540.7** |

## Geographic distribution of securitised assets

All securitised asset counterparties were residents of Italy.

## Distribution of securitised assets by economic sector

(€ million)

| Business sector | 2003 | 2002 |
|---|---|---|
| Local governments | 0.1 | 0.2 |
| Other financial intermediaries | - | 0.1 |
| Financial auxiliaries | - | 0.2 |
| Associations of non-financial companies | 0.4 | 0.3 |
| Government companies | - | - |
| Non-financial artisan quasi-companies | 76.4 | 78.4 |
| Other non-financial quasi-companies | 45.9 | 48.6 |
| Non-profit institutions assisting households | 0.2 | 0.2 |
| Private companies | 382.9 | 378.5 |
| Units that cannot be classified and were not classified | - | - |
| Consumer households | 0.4 | 0.3 |
| Family firms | 37.6 | 37.8 |
| **Total** | **543.9** | **544.6** |

## Distribution by residual life

(€ million)

| | Matured loans | | Maturing loans Principal | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Up to three months | - | - | 63.6 | 63.2 |
| From three months to one year | - | - | 168.4 | 161.8 |
| From one to five years | - | - | 296.8 | 310.4 |
| Over five years | - | - | - | - |
| Unspecified term | 15.1 | 9.2 | - | - |
| **TOTAL** | **15.1** | **9.2** | **528.8** | **535.4** |

## Risk-weighted assets

(€ million)

| | 2003 | 2002 |
|---|---|---|
| Absolute Funding Srl | 533.4 | 540.0 |

*2) Purchaser: Locat Securitisation Vehicle Srl*

## Key transaction data:

| | |
|---|---|
| Originator: | Locat SpA |
| Issuer: | Locat Securitisation Vehicle Srl |
| Servicer: | Locat SpA |
| Closing date: | 28-Nov-01 |
| Nature of portfolio sold: | Performing financial loans resulting from leases for automobiles, capital assets and property |
| Legal nature of sale: | Without recourse |
| Amount of securitised assets: | € 1,707,105,053 |
| Sale price: | €1,691,400,000 (99.08%) on the bond issuance date |
| | €15,705,053 (0.92%) credit enhancement * |
| Amount of securities issued: | €800,000,000 (AAA/Aaa) - repayable starting 12 March 2004 ** |
| | €800,000,000 (AAA/Aaa) - repayable starting 12 March 2007 |
| | €44,000,000 (A/A2) - repayable starting 12 March 2004 ** |
| | €44,000,000 (A/A2) - repayable starting 12 March 2007 |
| | €3,400,000 (unrated) - credit enhancement *** |
| Purchaser of senior and mezzanine bonds: | Institutional investors |
| Purchaser of junior bonds: | Locat SpA |
| End of revolving period: | 12-Mar-07 |
| Arrangers: | BNP PARIBAS, Euro Capital Structures Ltd, Finanziaria Internazionale SpA, UniCredit Banca Mobiliare SpA |

* "deferred purchase price" (DDP): subordinate to the mezzanine bonds (A/A2), on which quarterly interest accrues (3-month Euribor + 0.20%)

** it should be noted that the redemption option has been exercised for these bonds.

*** "junior" bonds - Ref. h: senior to the DPP; interest accrues quarterly (3-month Euribor + 1.50%)

The amount of the credit enhancement securities as at 31 December 2003 was € 14.6 million - Ref. g and € 3.4 million for the junior securities Ref. h.

**The amount of the securitised assets under junior securities is € 1,671.7 million.**

## Total amount of securitised assets

(€ million)

| Type of asset | Credits sold | of which: Principal portion (a) | Interest accrued at sale date (b) | Interest accrued subsequently | Sale price (a+b) |
|---|---|---|---|---|---|
| **Credits arising under leases** | | | | | |
| - Motor vehicles | 580.7 | 515.8 | 1.5 | 63.4 | 517.3 |
| - Capital assets | 753.0 | 676.8 | 0.8 | 75.4 | 677.6 |
| - Commercial and industrial properties | 650.7 | 511.4 | 0.8 | 138.5 | 512.2 |
| **TOTAL** | **1,984.4** | **1,704.0** | **3.1** | **277.3** | **1,707.1** |

ADDITIONAL SALES (REVOLVING) (€ million)

| Type of asset | Credits sold | of which: Principal portion (a) | Interest accrued at sale date (b) | Interest accrued subsequently | Sale price (a+b) |
|---|---|---|---|---|---|
| Sales in 2002 | 848.0 | 647.5 | 0.9 | 199.6 | 648.4 |
| Sales in 2003: | 806.9 | 665.3 | 0.9 | 140.7 | 666.2 |
| - Motor vehicles | 157.6 | 139.4 | 0.4 | 17.8 | 139.8 |
| - Capital assets | 161.5 | 143.9 | 0.1 | 17.5 | 144.0 |
| - Commercial and industrial properties | 487.8 | 382.0 | 0.4 | 105.4 | 382.4 |
| **Total sales** | **1,654.9** | **1,312.8** | **1.8** | **340.3** | **1,314.6** |

## Status of securitised assets outstanding as at 31 December 2003

(net of interest applicable to future periods)

(€ million)

| | Face value 2003 | Face value 2002 | Writedowns 2003 | Writedowns 2002 | Book value 2003 | Book value 2002 |
|---|---|---|---|---|---|---|
| **A Bad and doubtful loans** | **9.5** | **6.4** | **3.2** | **0.9** | **6.3** | **5.5** |
| A1 Non-performing | 6.4 | 2.7 | 2.5 | 0.6 | 3.9 | 2.1 |
| A2 Doubtful | 3.1 | 3.7 | 0.7 | 0.3 | 2.4 | 3.4 |
| **B Performing** | **1,673.6** | **1,672.8** | **15.8** | **8.5** | **1,657.8** | **1,664.3** |
| **Total loans sold** | **1,683.1** | **1,679.2** | **19.0** | **9.4** | **1,664.1** | **1,669.8** |

## Geographic distribution of securitised assets

All securitised asset counterparties were residents of Italy.

## Distribution of securitised assets by economic sector

(€ million)

| Business sector | 2003 | 2002 |
|---|---|---|
| Other financial intermediaries | 10.8 | 11.3 |
| Financial auxiliaries | 1.9 | 1.9 |
| Associations of non-financial companies | 0.9 | 1.5 |
| Non-financial artisan quasi-companies | 197.4 | 222.2 |
| Other non-financial quasi-companies | 156.1 | 160.4 |
| Private companies | 1,184.4 | 1,098.9 |
| Consumer households | 2.2 | 4.3 |
| Family firms | 129.4 | 178.7 |
| **Total** | **1,683.1** | **1,679.2** |

## Distribution by residual life

(€ million)

| | Matured loans | | Maturing loans | | | |
|---|---|---|---|---|---|---|
| | | | Principal | | Other* | |
| | 2003 | 2002 | 2003 | 2002 | 2003 | 2003 |
| Up to three months | - | - | 136.9 | 156.3 ** | 17.8 | 19.5 |
| From three months to one year | - | - | 341.1 | 397.8 | - | - |
| From one year to five years | - | - | 923.1 | 883.8 | - | - |
| Over five years | - | - | 260.3 | 220.1 | - | - |
| Unspecified term | 3.9 | 1.7 ** | - | - | - | - |
| **TOTAL** | **3.9** | **1.7** | **1,661.4** | **1,658.0** | **17.8** | **19.5** |

* Mainly VAT and collection expenses

** Amounts reclassified for comparison with the year in progress

## Risk-weighted assets

(€ million)

| | 2003 | 2002 |
|---|---|---|
| Locat Securitisation Vehicle Srl | 1,506.5 | 1,262.0 |

In addition, at the end of the period, the following securities remained on the books:

(€ million)

| ISIN Code | Bond Description | Type | Remaining on the books of | Portfolio | Face value | Book value | Ref. | Classification | Tranche amount |
|---|---|---|---|---|---|---|---|---|---|
| IT0003188304 | Locat | Senior | U.B.M. | Trading | 2.8 | 2.8 | (i) | Performing | 800 * |
| | Securitisation Vehicle 1-A1 | | UCI Ireland | Investment | 5.0 | 5.0 | (i) | Performing | |
| IT0003188312 | Locat | | | | | | | | |
| | Securitisation Vehicle 1-A 2 | Senior | UCI | Trading | 6.5 | 6.5 | (i) | Performing | 800.0 |
| | | | | | **14.3** | **14.3** | | | |

* Repaid 12 March 2004.

## Third party securitisation transactions

### *"Colombo", "Diocleziano" and "Augusto" transactions*

- ***Stake held by UniCredito Italiano in each SPV:*** ***5%***

- ***Origin:***

  Transactions performed in 2001 with loans resulting from the restructuring of Credito Fondiario e Industriale SpA – Fonspa, and related to the plan to dispose of the investment in that entity.

- ***Principal features:***

*Colombo*

- used public works loans being part of the portfolio sold by Fonspa to the SPV before the split into UniCredito (the remaining loans sold by Fonspa were sold to the Diocleziano SPV – see below);
- securities issued in a total amount of €394.5 million, with maturity 28 August 2026, and entirely sold onto the market;
- to support any liquidity needs and expenses related to the transaction, UniCredit underwrote a subordinated loan, with limited recourse, of €7.3 million issued by the SPV;

*Diocleziano*

- used loans sold by Colombo (see above) and outstanding as at 30 November 2001 of €775.9 million, including industrial, mortgage and non-residential loans and a portion of residential loans (the remainder of the residential mortgage loans were sold to Augusto – see below);
- bonds issued totalled €732.7 million, with a maturity of 31 August 2037; €366.4 million were purchased privately by UniCredito and recorded in the investment securities portfolio. Of this amount, €21.9 million were class A1 (repaid at par in May 2002), and €344.5 million were class A2 (repaid at par in September 2003, for €122.0 million);

*Augusto*

– used residential-type loans sold to it by Diocleziano (see above);

– bonds issued totalled €275.0 million, with a maturity of 31 August 2037; €137.5 million were purchased privately by UniCredito and recorded in the investment securities portfolio. Of this amount, €11.6 million were class A1 I (repaid at par in May 2002), €84.3 million were class A2 I (repaid at par in September 2003, for €24.9 million) and €41.6 class A1 II (repaid at par in September 2003 for €14.3 million).

• ***Risk situation:***

*Colombo*

There has been no increase in risk since the last period.

*Diocleziano* and *Augusto*

With regard to asset monitoring and risk containment, the loan positions of both companies carrying a higher degree of risk are now managed by UniCredito Gestione Crediti SpA – Banca per la gestione dei crediti (UGC Banca SpA), a special servicer that specialises in loan recovery.

In this connection it is pointed out that – on the basis of a more precise definition of the criteria for identifying the loan positions to be transferred to the special servicer – in 2003 another was placed under the management of UGC Banca consisting of a number of positions.

It is also pointed out that the writedowns made the securities purchased can be considered to be appropriate in relation to the "risk" of the underlying loan portfolio.

**Position of subordinated loans and securities held:**

(€ million)

| ISIN Code | Transaction | Bond Description | Type | Portfolio | Face value | Ref. | Writedowns/Writebacks In previous years | Writedowns/Writebacks In 2003 | Book value |
|---|---|---|---|---|---|---|---|---|---|
| -- | COLOMBO | Subordinated loan with limited recourse | Junior | Deposits | 7.3 | (m) | -1.7 | - | 5.6 |
| IT0003224083 | DIOCLEZIANO | Diocleziano A2 bonds | Senior | Investment Securities | 222.5 | (n) | -34.9 | - | 187.6 |
| IT0003224232 | AUGUSTO | Augusto 1 A2 bond - Issue I | Senior | Investment Securities | 59.4 | (n) | -0.8 | -2.8 | 55.8 |
| IT0003224273 | AUGUSTO | Augusto 2 A1 bond - Issue II | Senior | Investment Securities | 27.3 | (n) | -2.6 | -0.9 | 23.8 |
| | | | | | **316.5** | | **-40.0** | **-3.7** | **272.8** |

## Other third party securitisation transactions

As at 31 December 2003 the Group had the following positions from third-party securitisation transactions:

### *Investment securities*

| ISIN Code | Bond Description | Maturity | Type | Originator | Issuer | Rating Tranche (M / S&P / F)* | Tranche credit support |
|---|---|---|---|---|---|---|---|
| IT0003397467 | Breakeven Class A - Asset Backed Notes | 29-03-2004 | SENIOR | Banca UCB SpA | Breakeven SrL | nr/nr/nr | nr |
| IT0003397475 | Breakeven Class B - Asset Backed Notes | 29-11-2017 | JUNIOR | Banca UCB SpA | Breakeven SrL | nr/nr/nr | 0.00% |
| XS0126522084 | Harbourmaster CLO 1 - M2 | 30-04-2013 | JUNIOR | Harbourmaster Loan Co. | Harbourmaster CLO 1 | nr/nr/nr | 0.00% |
| XS0126520203 | Harbourmaster CLO 1- A | 30-04-2013 | SENIOR | Harbourmaster Loan Co. | Harbourmaster CLO 1 | nr/nr/AAA | 9.79% |
| XS0159690675 | Sunlight - A | 11-06-2004 | SENIOR | Safilo SpA | Sunlight Srl | nr/nr/AAA | nr |
| XS0122397853 | Vintage Capital FRN - A | 20-12-2010 | SENIOR | Bank of America | Vintage Capital S.A. | nr/nr/AAA | nr |

* Rating agencies recognised and included in Bank of Italy Circular 155 dated 18 December 1991:
**M** = Moody's Investors Service, **S&P** = Standard & Poor's, **F** = Fitch-IBCA Investors Service, **Nr** = Not Rated



### • *Total amount of securitised assets underlying junior bonds and classification categories:*

(€ million)

| ISIN Code | Bond Description | Remaining on the books of | Face Value | Ref. | Writedowns/Write-backs In previous years | Writedowns/Write-backs In 2003 | Book Value | Classification | Total amount of securitised assets | Tranche amount |
|---|---|---|---|---|---|---|---|---|---|---|
| IT0003397475 | Breakeven Class B - Asset Backed Notes | UGC Banca | 0.6 | (o) | - | - | 0.6 | Non-performing | 0.7 | 11.1 |
| XS0126522084 | Harbourmaster CLO 1-M2 | UniCredito Italiano SpA London Branch | 9.5 | (p) | -1.4 | -0.9 | 7.2 | Performing | 122.0 | 29.4 |
| | | **Total** | **10.1** | | **-1.4** | **-0.9** | **7.8** | | | |

### • *Breakdown of Senior and Mezzanine bonds by type and "classification":*

(€ million)

| ISIN Code | Bond Description | Remaining on the books of | Face Value | Ref. | Writedowns/ Write-backs In previous years | Writedowns/ Write-backs In 2003 | Book Value | Classification | Tranche amount |
|---|---|---|---|---|---|---|---|---|---|
| IT0003397467 | Breakeven Class A - Asset Backed Notes | UGC Banca | 0.2 | (q) | - | - | 0.2 | Non-performing | 6.0 |
| XS0126520203 | Harbourmaster CLO 1- A | UCI Ireland | 20.0 | (r) | - | - | 20.0 | Performing | 429.0 |
| XS0159690675 | Sunlight - A | UCI Ireland | 25.0 | (r) | - | - | 25.0 | Performing | 50.0 |
| XS0122397853 | Vintage Capital FRN - A | UCI Ireland | 1.9 | (r) | - | - | 1.9 | Performing | 108.0 |
| | | **Total Senior** | **47.1** | | **-** | **-** | **47.1** | | |

## *Trading securities*

| ISIN Code | Bond Description | Maturity | Type | Originator | Issuer | Rating Tranche (M / S&P / F)* | Tranche credit support |
|---|---|---|---|---|---|---|---|
| FR0000480030 | AUTO ABS | 25-10-2012 | SENIOR | BANQUE DIN-PSA FRANCE | Auto ABS Compartment | Aaa/AAA/AAA | 6.00% |
| ES0370139000 | AYT GEN Cl. A | 15-12-2034 | SENIOR | BARCLAYS BANK | AYT Genova B. Hipotecario | Aaa/AAA/AAA | 4.65% |
| XS0132407791 | BPM SECURITISATION - Cl. A | 15-01-2033 | SENIOR | BANCA POPOLARE DI MILANO | Banca Pop. di Milan Securitisation | Aaa/AAA/AAA | 7.38% |
| XS0156266586 | CARS ALLIANCE FUND.Cl. A1 | 25-10-2017 | SENIOR | RCI BANQUE | Cars Alliance Funding | Aaa/AAA/AAA | 8.40% |
| XS0177601142 | CARS ALLIANCE FUND.Cl. A1 | 8-01-2021 | SENIOR | RCI BANQUE | Cars Alliance Funding | Aaa/AAA/AAA | 6.00% |
| IT0003396493 | CFFIN 1A | 31-12-2012 | SENIOR | CREDIFARMA | Credifarma Finance Srl | Aaa/AAA/AAA | 10.50% |
| IT0003396501 | CFFIN 1B | 31-10-2012 | SENIOR | CREDIFARMA | Credifarma Finance Srl | Aaa/AAA/AAA | 4.80% |
| ES0338300009 | CONSUMO SANTANDER Cl. A | 15-11-2012 | SENIOR | SANTANDER | Consumo Santander Central Hispano Issuance Ltd | Aaa/AAA/AAA | 4.50% |
| IT0003469019 | CPG SERIE A2 | 28-04-2022 | SENIOR | ACEA | ACEA Loan Back Notes | nr/nr/nr | (§) |
| IT0003270573 | GIOTTO FIN Cl. A | 20-04-2020 | SENIOR | BANCA ANTONIANA POPOLARE VENETA | Giotto Finance | Aaa/AAA/AAA | 7.30% |
| XS0126520203 | HARBOURMASTER CLO 1-A | 30-04-2013 | SENIOR | Harbourmaster Loan Corp. | Harbourmaster CLO 1 Ltd | nr/nr/AAA | 9.79% |
| XS0126521276 | HARBOURMASTER CLO 1-C | 30-04-2013 | MEZZANINE | Harbourmaster Loan Corp. | Harbourmaster CLO 1 Ltd | nr/nr/BBB | 7.40% |
| XS0138865125 | HARBOURMASTER CLO 2-B1 | 15-12-2013 | MEZZANINE | Harbourmaster Loan Corp. | Harbourmaster CLO 2 Ltd | nr/nr/A | 10.70% |
| XS0138876320 | HARBOURMASTER CLO 2-M1 | 15-12-2013 | JUNIOR | Harbourmaster Loan Corp. | Harbourmaster CLO 2 Ltd | nr/nr/nr | 0.00% |
| DE0002455359 | HYP ESSEN | 11-02-2004 | SENIOR | HYPOTHEKENBANK ESSEN | Hypothekenbank Essen | Aaa/AAA/AAA | 0.00% |
| ES0309363002 | SANTANDER | 23-12-2012 | SENIOR | SANTANDER | Santander Central Hispano Issuance Ltd | Aaa/AAA/AAA | 6.00% |
| IT0003386270 | SIENA MORTGAGE Cl. A2 | 15-11-2037 | SENIOR | MONTE DEI PASCHI SIENA | Siena Mortgages SpA | Aaa/AAA/AAA | 8.08% |
| IT0003124390 | SCCI SERIE 4 | 31-01-2008 | SENIOR | INPS | Società Cart. Crediti INPS | Aaa/AAA/AAA | 96.00% |
| IT0003505408 | SCCI SERIE 4 Cl. A | 31-01-2008 | SENIOR | INPS | Società Cart. Crediti INPS | Aaa/AAA/AAA | 96.00% |
| IT0003341762 | SCCI SERIE 5 | 31-07-2005 | SENIOR | INPS | Società Cart. Crediti INPS | Aaa/AAA/AAA | 96.00% |
| IT0003341770 | SCCI SERIE 6 | 31-07-2007 | SENIOR | INPS | Società Cart. Crediti INPS | Aaa/AAA/AAA | 96.00% |
| IT0003505440 | SCCI SERIE 7 | 31-07-2015 | SENIOR | INPS | Società Cart. Crediti INPS | Aaa/AAA/AAA | 96.00% |
| IT0003202790 | SCCPP A3 | 6-12-2004 | SENIOR | AMM. AUTONOMA MONOPOLI DI STATO | Società Cart. Crediti e Proventi Pubblici | Aaa/AAA/AAA | 7.00% |
| IT0003566640 | SCIC 1 Cl. A1 | 21-12-2006 | SENIOR | INPDAP | Società Cart. Italiana Crediti | Aaa/AAA/AAA | 7.00% |
| IT0003566665 | SCIC 1 Cl. A2 | 21-12-2008 | SENIOR | INPDAP | Società Cart. Italiana Crediti | Aaa/AAA/AAA | 7.00% |

*Trading securities (continued)*

| ISIN Code | Bond Description | Maturity | Type | Originator | Issuer | Rating Tranche (M / S&P / F)* | Tranche credit support |
|---|---|---|---|---|---|---|---|
| IT0003566681 | SCIC 1 Cl. A3 | 21-12-2010 | SENIOR | INPDAP | Società Cart. Italiana Crediti | Aaa/AAA/AAA | 7.00% |
| IT0003566699 | SCIC 1 Cl. A4 | 21-12-2015 | SENIOR | INPDAP | Società Cart. Italiana Crediti | Aaa/AAA/AAA | 7.00% |
| IT0003402895 | SCIP 2 Cl. A1 | 26-04-2006 | SENIOR | VARIOUS PENSION AGENCIES | Società Cart.Immobili Pubblici | Aaa/AAA/AAA | 4.50% |
| IT0003402911 | SCIP 2 Cl. A2 | 26-04-2007 | SENIOR | VARIOUS PENSION AGENCIES | Società Cart.Immobili Pubblici | Aaa/AAA/AAA | 4.50% |
| IT0003402929 | SCIP 2 Cl. A3 | 26-10-2008 | SENIOR | VARIOUS PENSION AGENCIES | Società Cart.Immobili Pubblici | Aaa/AAA/AAA | 4.50% |
| ES0338448006 | TDA CAM - Cl. A | 17-06-2032 | SENIOR | CAJA DE AHORROS DEL MEDITERRANEO | Titulacion de Activos CAM | Aaa/AAA/AAA | 4.05% |
| IT0003389027 | VELA LEASE Cl. A1 | 16-12-2015 | SENIOR | BNL | Vela Lease | Aaa/AAA/AAA | 8.03% |
| IT0003473748 | VELA HOME Cl. A1 | 24-10-2027 | SENIOR | BNL | Vela Home | Aaa/AAA/AAA | 6.40% |

Rating agencies recognised and included in Bank of Italy Circular 155 dated 18 December 1991:
**M** = Moody's Investors Service, **S&P** = Standard & Poor's, **F** = Fitch-IBCA Investors Service, **Nr** = Not Rated
§ With guarantee on first demand from UniCredit Banca d'Impresa and Banca IMI



## Total amount of securitised assets underlying junior bonds and classification categories:

(€ million)

| ISIN Code | Bond Description | Remaining on the books of | Face Value | Writebacks/Write-backs In previous years | Writebacks/Write-backs In 2003 | Book Value | Ref. | Classification | Total amount of securitised assets | Tranche amount |
|---|---|---|---|---|---|---|---|---|---|---|
| XS0138876320 | Harbourmaster CLO 2-M1 | UBM | 19.0 | -3.8 | -3.0 | 12.2 | (s) | Performing | 190.9 | 44.8 |

## • *Breakdown of Senior and Mezzanine bonds by type and "classification":*

(€ million)

| ISIN Code | Bond Description | Remaining on the books of | Face Value | Book Value | Classification | Tranche amount |
|---|---|---|---|---|---|---|
| XS0126521276 | HABOURMASTER CLO 1-C | UBM | 2.0 | 1.9 | PERFORMING | 13.0 |
| XS0138865125 | HABOURMASTER CLO 2-B1 | UBM | 4.0 | 3.9 | PERFORMING | 39.0 |
| | | **Total Mezzanine** | **6.0** | **5.8** | **Ref. (t)** | |
| IT0003124390 | SCCI SERIE 4 | UBM | 13.9 | 13.9 | NON- PERFORMING | 1,710.0 |
| IT0003505408 | SCCI SERIE 4 Cl. A | UCI | 75.0 | 75.0 | NON- PERFORMING | 1,500.0 |
| | | UBM | 9.9 | 9.9 | | |
| IT0003341762 | SCCI SERIE 5 | UCI | 93.0 | 93.1 | NON- PERFORMING | 1,500.0 |
| | | UBM | 8.8 | 8.8 | | |
| IT0003341770 | SCCI SERIE 6 | UCI | 89.0 | 89.4 | NON- PERFORMING | 1,500.0 |
| | | UBM | 1.8 | 1.8 | | |
| IT0003505440 | SCCI SERIE 7 | UCI | 89.5 | 89.5 | NON- PERFORMING | 1,500.0 |
| | | UBM | 0.2 | 0.2 | | |
| | | **Sub-total Senior (non-performing)** | **381.1** | **381.6** | **Ref. (u)** | |
| FR0000480030 | AUTO ABS | UCI | 66.5 | 66.5 | PERFORMING | 1,440.0 |
| ES0370139000 | AYT GEN Cl. A | UCI | 9.8 | 9.7 | PERFORMING | 10.0 |
| XS0132407791 | BPM SECURITISATION - Cl. A | UCI | 19.0 | 13.8 | PERFORMING | 1,262.6 |
| XS0156266586 | CARS ALLIANCE FUND.Cl. A1 2017 | UCI | 10.0 | 10.0 | PERFORMING | 1,055.0 |
| XS0177601142 | CARS ALLIANCE FUND.Cl. A1 2021 | UCI | 30.0 | 30.0 | PERFORMING | 1,323.0 |
| IT0003396493 | CFFIN 1A | UBM | 3.4 | 3.4 | PERFORMING | 536.2 |
| IT0003396501 | CFFIN 1B | UBM | 5.5 | 5.5 | PERFORMING | 536.2 |
| ES0338300009 | CONSUMO SANTANDER Cl. A | UCI | 60.0 | 60.0 | PERFORMING | 972.0 |
| IT0003469019 | CPG SERIE A2 | UBM | 241.4 | 241.4 | PERFORMING | 482.8 |
| IT0003270573 | GIOTTO FIN Cl. A | UCI | 20.9 | 20.9 | PERFORMING | 982.0 |
| XS0126520203 | HABOURMASTER CLO 1-A | UBM | 0.2 | 0.2 | PERFORMING | 429.0 |
| DE0002455359 | HYP ESSEN | UCI | 228.0 | 227.9 | PERFORMING | 800.0 |
| ES0309363002 | SANTANDER | UCI | 24.4 | 24.4 | PERFORMING | 824.5 |
| IT0003386270 | SIENA MORTGAGE Cl. A2 | UCI | 38.6 | 38.6 | PERFORMING | 1,195.9 |
| IT0003202790 | SCCPP A3 | UCI | 40.0 | 40.1 | PERFORMING | 1,000.0 |
| | | UBM | 1.1 | 1.1 | | |
| IT0003566640 | SCIC 1 Cl. A1 | UCI | 28.4 | 28.4 | PERFORMING | 1,170.0 |
| | | UBM | 27.0 | 27.0 | | |
| IT0003566665 | SCIC 1 Cl. A2 | UCI | 29.5 | 29.5 | PERFORMING | 1,500.0 |
| | | UBM | 14.8 | 14.8 | | |
| IT0003566681 | SCIC 1 Cl. A3 | UCI | 33.8 | 33.9 | PERFORMING | 860.0 |
| | | UBM | 15.1 | 15.1 | | |
| IT0003566699 | SCIC 1 Cl. A4 | UBM | 22.4 | 22.4 | PERFORMING | 700.0 |
| IT0003402895 | SCIP 2 A1 | UBM | 35.6 | 35.6 | PERFORMING | 1,500.0 |
| IT0003402911 | SCIP 2 Cl. A2 | UCI | 100.0 | 100.2 | PERFORMING | 2,000.0 |
| | | UBM | 2.3 | 2.3 | | |
| IT0003402929 | SCIP 2 Cl. A3 | UCI | 30.0 | 30.1 | PERFORMING | 1,743.0 |
| | | UBM | 1.4 | 1.4 | | |
| ES0338448006 | TDA CAM - Cl. A | UCI | 46.0 | 46.0 | PERFORMING | 973.5 |
| IT0003389027 | VELA LEASE Cl. A1 | UCI | 40.0 | 40.0 | PERFORMING | 537.0 |
| IT0003473748 | VELA HOME Cl. A1 | UCI | 54.7 | 54.7 | PERFORMING | 1,841.0 |
| | | **Sub-total Senior (Performing)** | **1,279.8** | **1,274.9** | **Ref. (v)** | |
| | | **Total Senior** | **1,660.9** | **1,656.6** | | |
| | | **Grand Total** | **1,666.9** | **1,662.4** | | |

As noted, UBM acts as arranger concentrating mainly on securitisation transactions in which it acts as bookrunner since information on these transactions is more complete and accessible.

Risk monitoring and the optimisation of operating results from securitisation transactions are achieved:

1. By analysing the monthly or quarterly investor reports produced by the Trustee, with a particular emphasis on changes in collateral performance;

2. By monitoring collateral performance and any issuance of comparable bonds for similar transactions;

3. By following the market fundamentals of the underlying loan (consumer credit for car loans, the performance of senior secured leveraged loans in the case of Harbourmaster, etc.);

4. By maintaining constant contact with investors, and if there is managed collateral, with the Collateral Manager's analysts and managers.

In addition, each bond is assigned a VaR (Value at Risk) limit by the risk management unit, which is then monitored for the entire portfolio, partly to take any correlations into account. UBM has spread curves by credit rating that are used to determine risk in a manner which is largely the same as for the other instruments in the portfolio. In keeping with other sources of market risk, the method is based on historical simulation, and makes it possible to project potential diversification effects and combine VaR with other parts of the trading portfolio.

# Section 12 ASSET MANAGEMENT AND TRADING ON BEHALF OF THIRD PARTIES



## 12.1 Securities dealing

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| **a) purchases** | | | |
| 1. Settled | 115,099,190 | 170,042,079 | 170,042,079 |
| 2. Unsettled | 393,739 | 1,058,462 | 1,058,462 |
| | **115,492,929** | **171,100,541** | **171,100,541** |
| **b) sales** | | | |
| 1. Settled | 112,769,536 | 172,935,100 | 172,935,100 |
| 2. Unsettled | 382,780 | 825,698 | 825,698 |
| | **113,152,316** | **173,760,798** | **173,760,798** |

## 12.2 Asset management accounts

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| Securities managed on behalf of customers (at market values) | 43,889,491 | 40,997,781 | 40,887,889 |

## 12.3 Custody and administration of securities

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| **a) Third party securities on deposit (excluding segregated accounts)** | | | |
| 1) Security | 60,762 | 67,495 | 67,495 |
| 2) Collateral | 23,311,937 | 26,676,141 | 26,676,141 |
| 3) Custody | 176,384,349 | 205,042,033 | 204,712,998 |
| | **199,757,048** | **231,785,669** | **231,456,634** |
| **b) Third party securities deposited with third parties** | **176,913,007** | **196,230,738** | **195,360,181** |
| **c) Investment and trading securities deposited with third parties** | **29,591,897** | **23,348,769** | **22,870,399** |

## 12.4 Loan collection on behalf of third parties: debit and credit adjustments

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| **a) Debit adjustments** | | | |
| 1. Current accounts | 152,654 | 125,613 | 125,613 |
| 2. Central portfolio | 21,203,161 | 22,881,954 | 22,881,954 |
| 3. Cash | 229,155 | 240,616 | 240,616 |
| 4. Other accounts | 3,175,615 | 488,267 | 488,267 |
| | **24,760,585** | **23,736,450** | **23,736,450** |
| **b) Credit adjustments** | | | |
| 1. Current accounts | 95,899 | 35,384 | 35,384 |
| 2. Transferors' bills and documents | 25,409,112 | 24,281,450 | 24,281,450 |
| 3. Other accounts | 198,458 | 130,842 | 130,842 |
| | **25,703,469** | **24,447,676** | **24,447,676** |
| **Difference (a - b)** | **-942,884** | **-711,226** | **-711,226** |



## 12.5 Other transactions

€ '000

| | AMOUNTS AS AT | | |
|---|---|---|---|
| | 31.12.2003 | 31.12.2002 RESTATED | 31.12.2002 HISTORICAL |
| Other third party securities on deposit | 16,018,136 | 3,637,901 | 3,636,683 |
| Other third party securities deposited with third parties | 9,490,238 | 1,059,664 | 1,055,907 |
| Other investment and trading securities deposited with third parties | 540,545 | 166,795 | 166,764 |

## 12.6 Securities transactions

### *Quercia Funding securitisation*

During 2001, the special purpose vehicle Quercia Funding S.r.L., which was established pursuant to Law 130/99 and is a member of the UniCredito Italiano Banking Group, concluded a securitisation transaction for loans sold by Cariverona (now UniCredit Banca SpA, as the transferee of the business unit from UniCredito Italiano SpA, into which Cariverona was merged) and Mediovenezie (which changed its name to UniCredito Gestione Crediti SpA in 2002), as described in section 11.8.

Below is a table summarising qualitative information on these transactions:

### *Summary table of assets securitised and securities issued*

€ '000

| | 31.12.2003 | 31.12.2002 |
|---|---|---|
| **A. Securitised assets** | **99,695** | **133,973** |
| A1) Loans | 99,695 | 133,973 |
| **B. Use of liquid assets resulting from loan management** | **27,133** | **104,505** |
| B3) Other | 27,133 | 104,505 |
| Bank current accounts | 1,103 | 1,577 |
| Other uses | 26,030 | 102,928 |
| **C. Securities issued** | **105,652** | **217,352** |
| C1) Class A securities | - | 111,700 |
| C2) Class B securities | 39,500 | 39,500 |
| C3) Class C securities | 26,000 | 26,000 |
| C4) Class D securities | 19,400 | 19,400 |
| C5) Class E securities | 20,752 | 20,752 |
| **D. Financing received** | **-** | **-** |
| **E. Other liabilities** | **7,603** | **18,581** |
| **F. Interest expenses on securities issued** | **6,585** | **9,621** |
| Interest on Class A, B, C and D securities | 6,585 | 9,621 |
| **G. Transaction-related commissions and fees** | **12,547** | **14,526** |
| G1) For servicing | 12,460 | 14,623 |
| G2) For other services | 87 | 97 |
| **H. Other costs** | **20,585** | **25,985** |
| **I. Interest generated from securitised assets** | **37,667** | **41,906** |
| **L. Other revenues** | **2,050** | **8,323** |

## B - Qualitative information

### 1) Description of transaction and its performance

From its inception date until 31 December 2003, Quercia Funding Srl has carried out a single securitisation transaction pursuant to Law 130/99. The key features of this transaction are as follows:

- On 28 May 2001, Quercia Funding S.r.l., with headquarters at Via G. Garibaldi, 2 – 37121 VERONA, purchased non-performing loans with a nominal value of €253.3 million (figure taken from executed contracts) at a total price of €211.4 million. Of the sale price, €117.5 million was for the portfolio of loans sold without recourse by UGC Banca SpA, and €93.9 million was for the portfolio of loans sold without recourse by UniCredit Banca SpA. The sale price was determined by discounting the book value as at 30 April 2001 based on the average expected recovery time, which was estimated at 3.8 years on the basis of the historical analysis of the positions retired and the corresponding market rate. The net loan amount thus obtained was sold at a price of 83.472% for loans sold by UniCredit Banca SpA, and at a price of 83.457% for loans sold by UGC Banca SpA.

The total gross repayments received since operations began are €195 million, significantly higher than the breakeven projected in the business plan, which was €113 million.



### 2) List of entities involved

The key entities involved in the securitisation transaction are as follows:

| Type of appointment | Entity involved |
|---|---|
| Arrangers | Euro Capital Sructure Ltd Dublin, Lehman Brothers International (Europe) |
| Joint Lead Managers | Lehman Brothers International (Europe), UniCredit Banca Mobiliare, MPS Finance Banca Mobiliare SpA |
| Servicer | UGC Banca SpA (formerly Mediovenezie Banca SpA) |
| Liquidity Provider | CDC IXIC Capital Markets |
| Note Trustee | Bank of New York |
| Security Trustee | Bank of New York |
| Cash Manager | UniCredit Banca d'Impresa SpA (formerly Cariverona Banca SpA) |
| Sellers | UGC Banca SpA (formerly Mediovenezie Banca SpA), UniCredit Banca SpA (formerly Cariverona Banca SpA) |
| English operating agent bank | Bank of New York |
| Securities depository | Bank of New York |
| Italian operating agent bank | UniCredit Banca d'Impresa SpA (formerly Cariverona Banca SpA) |
| Cap contract counterparty | UniCredit Banca Mobiliare SpA |
| External Auditors | Deloitte & Touche Italia SpA (formerly Arthur Andersen SpA) |

The main existing relationships and obligations between the Sellers, UniCredit Banca SpA and UGC Banca SpA, and the Purchaser, Quercia Funding Srl and the other entities involved in the securitisation transaction (which are governed by appropriate contacts), are as follows:

- Under the umbrella agreement for the sale of loans, the two Sellers agreed to make a sale without recourse to the Purchaser of loans that meet the eligibility requirements set forth in the two sales contracts.
- Under the servicing contract, Quercia Funding Srl awarded an appointment to UGC Banca SpA (also in the interest of the Trustee and Cash Manager, pursuant to and in accordance with Article 1411 of the Civil Code) to carry out the collection of the loans sold and manage recovery procedures.
- UniCredit Banca SpA agreed to sell to the Purchaser three loans described in paragraph B4) below, now owned by UniCredit Banca d'Impresa SpA.
  UBM SpA acquired, following the sale effective 28 June 2002, ownership of the Interest Rate Cap contract that Cariverona Banca SpA had previously entered into with Quercia Funding Srl to hedge the interest rate risk resulting from the payment of bond interest for Classes A, B, C and D; the contractual strike rate was set at 5%.
- Cariverona Ireland Plc purchased the following subordinated bonds, maturing in 2015:
  – Class B, with a nominal value of €39.5 million;
  – Class C, with a nominal value of €26.0 million;
  – Class D, with a nominal value of €19.4 million;
  – These bonds were transferred to UCI-Ireland in 2003
- UniCredit Banca d'Impresa, by virtue of the merger by absorption described above, acquired the so-called Class E subordinated bonds, with a nominal value of €20.8 million, maturing 2015.
- Under the Security and Intercreditor Agreement, the Seller agreed to the prioritisation of payments made by the Purchaser. Among other things, this prioritisation calls for the payment of compensation for servicing after compensation is paid to the Trustee, banks and other service providers, but before the payment of interest and repayment of principal to bond purchasers.



### *3) Issue features*

In order to finance the purchase of the loan portfolio, Quercia Funding Srl issued bonds denominated in euros on 14 December 2001, with the following features:

| Class | Type | Face value € | Rating "Fitch" and "S&P's" **** | | Interest |
|---|---|---|---|---|---|
| A | Asset Backed Floating Rate Notes * ** *** | 111,700,000 | AAA | Semi-annual | Euribor 6/m+0.52% p.a. |
| B | Asset Backed Floating Rate Notes * | 39,500,000 | A | Semi-annual | Euribor 6/m+1.10% p.a. |
| C | Asset Backed Floating Rate Notes * | 26,000,000 | BBB | Semi-annual | Euribor 6/m+2.25% p.a. |
| D | Asset Backed Floating Rate Notes * | 19,400,000 | BB | Semi-annual | Euribor 6/m+6.00% p.a. |
| E | Asset Backed Variable Redempion Yield Notes* | 20,752,372 | - - | - - | - - |

* Issued at par, with contractual maturity in 2015
** Listed on the Luxembourg stock exchange
*** Repaid in August 2003
**** Subject to continual monitoring by the companies mentioned

These bonds were issued pursuant to an agreement governed by English law, under which the Trustee will act as the bondholders' representative.

With regard to the priority for the redemption of bonds issued, the payment of Class E, D, C and B bonds is subject to the fulfilment of the obligations with respect to Class A. In addition, the Offering Circular and Security Intercreditor Agreement set forth in detail further payment priorities.

As tranche "A" was redeemed early (in August 2003), the class "C", "D" and "E" bonds were subordinated to the redemption of tranche "B".

It should be noted also, that class "E" bonds will not accrue interest but may possibly result in a right to payment of a premium from the funds that may be available once all the bonds have been redeemed and the costs paid.

*4) Ancillary financial transactions*

- On 13 December 2001 Quercia Funding Srl entered into an interest rate cap contract with Cariverona Banca SpA to hedge rate risk, which as at 28 June 2002 was sold to UniCredit Banca Mobiliare SpA (UBM). This transaction was completed in order to limit interest rate exposure resulting from the payment of bond coupons at the variable rates of the bonds issued.
- UniCredit Banca SpA provided three lines of credit to Quercia Funding Srl with the following characteristics:
  - Financing for the payment of expenses, in the initial amount of €0.1 million, to be used in the event of insufficient liquidity to pay miscellaneous expenses;
  - Financing for the payment of Class A interest, in the initial amount of €10.0 million, to be used in the event of insufficient liquidity to pay accrued interest on Class A notes;
  - Financing for the payment of interest on the remaining note classes, in the initial amount of €4.0 million, to be used in the event of insufficient liquidity to pay accrued interest on the above classes.

  These lines are now under the control of UniCredit Banca d'Impresa following said merger transactions, with the exception of that for €10.0 million which has been discharged following the early redemption of the "class A" bonds.

*5) Purchaser's operating options*

- Quercia Funding Srl appointed the Cash Manager to reinvest on its behalf any liquidity resulting from payments made by borrowers whose loans were sold and not immediately used, and from other miscellaneous amounts collected (interest accrued on current accounts, positive differentials resulting from the Interest Rate Cap, etc.).

## *Locat securitisation*

Information is provided below on:

- the operating performance of the two special purpose vehicles, Absolute Funding Srl and Locat Securitisation Vehicle S.r.L., which during 2001 securitised the two sales of loans resulting from Locat SpA leases;
- the table summarising the accounts of Locat SpA in its capacity as servicer for the transaction.

### Operating performance of securitisation transactions reported in 2003

€ '000

| Description | Absolute Funding Srl | Locat Securitisation Vehicle Srl | Total 2003 | Total 2002 * |
|---|---|---|---|---|
| Interest income from leasing payment | 28,093 | 98,783 | 126,876 | 149,770 |
| Gain/loss on early repayment | -470 | 4,910 | 4,440 | 1,853 |
| Compensatory penalties | 382 | -2,049 | -1,667 | 256 |
| **Total interest income** | **28,005** | **101,644** | **129,649** | **151,879** |
| Loan losses | -120 | -191 | -311 | -127 |
| Writedowns of loans | -5,930 | -10,091 | -16,021 | -12,721 |
| Writebacks and use of loan loss reserve | 1,653 | 453 | 2,106 | 359 |
| **Total writedowns and writebacks** | **-4,397** | **-9,829** | **-14,226** | **-12,489** |
| Overdue interest collected | 327 | 929 | 1,256 | 645 |
| **Return on securitised assets (a)** | **23,935** | **92,744** | **116,679** | **140,035** |
| **Negative balances of hedging transaction differentials (b)** | **-** | **-6,454** | **-6,454** | **-3,848** |
| Net interest accrued on accounts for the transaction | 17 | 94 | 111 | 144 |
| Interest earned from investing liquidity | 426 | 757 | 1,183 | 1,707 |
| Interest collected by servicer | - | 1,096 | 1,096 | 679 |
| **Net interest accrued on accounts for the transaction and from investing liquidity (c)** | **443** | **1,947** | **2,390** | **2,530** |
| Servicing fees | 219 | 418 | 637 | 653 |
| Remuneration paid for other services | 74 | 138 | 212 | 223 |
| Interest on senior and mezzanine bonds | 9,721 | 46,758 | 56,479 | 76,981 |
| Interest on junior bonds | - | 151 | 151 | 185 |
| Remuneration of deferred prices | 2,640 | 403 | 3,043 | 4,177 |
| **Interest paid and expense (d)** | **12,654** | **47,868** | **60,522** | **82,219** |
| **REMAINING ORIGINATOR SHARE OF INCOME** | **11,724** | **40,369** | **52,093** | **56,498** |
| *of which: - further compensation* | *11,724* | *-* | *11,724* | *13,445* |
| *- additional remuneration for deferred payment* | *-* | *40,369* | *40,369* | *43,053* |

* Amounts reclassified for comparison with 2003 from the "Interest accrued on current accounts" item (€847,000) to the item "Interest earned from investing liquidity".

€ '000

| | Absolute Funding Srl | Locat Securitisation Vehicle Srl | Total 2003 | Total 2002 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **30. Loans to financial institutions** | **145,349** | **33,296** | **178,645** | **186,983** |
| *made up as follows:* | | | | |
| *deferred purchase price (DPP)* | *96,700* | *14,572* | *111,272* | *111,645* |
| *additional accrued compensation* | *48,649* | *874* | *49,523* | *55,782* |
| *VAT and expenses* | - | *17,822* | *17,822* | *19,496* |
| *advance payments made* | - | *28* | *28* | *60* |
| **50. Bonds and other fixed-income securities** | **-** | **3,400** | **3,400** | **3,400** |
| *made up as follows:* | | | | |
| *junior bonds* | - | *3,400* | *3,400* | *3,400* |
| **140. Accrued income and pre-paid expenses** | **1,385** | **6,294** | **7,679** | **6,519** |
| a) accrued income | 758 | 2,280 | 3,038 | 1,795 |
| *made up as follows:* | | | | |
| *interest income on deferred payment price* | *112* | *19* | *131* | *190* |
| *servicing fee* | *18* | *14* | *32* | *34* |
| *interest on junior bonds* | - | *8* | *8* | *10* |
| *interest income* | *628* | *2,239* | *2,867* | *1,561* |
| b) pre-paid expenses | 627 | 4,014 | 4,641 | 4,724 |
| *made up as follows:* | | | | |
| *interest expense* | *627* | *4,014* | *4,641* | *4,724* |
| **TOTAL** | **146,734** | **42,990** | **189,724** | **196,902** |

| | | | | |
|---|---|---|---|---|
| **LIABILITIES** | | | | |
| **20. Due to financial institutions** | **517,227** | **1,647,525** | **2,164,752** | **2,164,324** |
| *made up as follows:* | | | | |
| *fees on loans not yet due* | *514,330* | *1,616,164* | *2,130,494* | *2,125,133* |
| *collections from customers to be returned (servicing)* | *2,897* | *31,361* | *34,258* | *39,191* |
| **60. Accrued liabilities and deferred income** | **52** | **670** | **722** | **730** |
| made up as follows: | | | | |
| accrued interest from deferred return of amounts collected | - | 84 | 84 | 52 |
| interest expense | 52 | 586 | 638 | 678 |
| **TOTAL** | **517,279** | **1,648,195** | **2,165,474** | **2,165,054** |
| **MEMORANDUM ACCOUNTS** | | | | |
| Loans under administration for collection | 32,246 | 75,131 | 107,377 | 111,005 |
| **TOTAL MEMORANDUM ACCOUNTS** | **32,246** | **75,131** | **107,377** | **111,005** |

€ '000

| | Absolute Funding Srl | Locat Securitisation Vehicle Srl | Total 2003 | Total 2002 |
|---|---|---|---|---|
| **COSTS** | | | | |
| **10. Interest expense and similar charges** | **28,005** | **96,286** | **124,291** | **148,710** |
| *made up as follows:* | | | | |
| *interest expense* | *28,005* | *101,644* | *129,649* | *151,879* |
| *positive balances on hedging transaction differentials* | - | *-6,454* | *-6,454* | *-3,848* |
| *interest from deferred return of amounts collected* | - | *1,096* | *1,096* | *679* |
| **TOTAL** | **28,005** | **96,286** | **124,291** | **148,710** |

| | Absolute Funding Srl | Locat Securitisation Vehicle Srl | Total 2003 | Total 2002 |
|---|---|---|---|---|
| **REVENUES** | | | | |
| **10. Interest income and similar revenues** | **14,364** | **40,923** | **55,287** | **60,860** |
| *made up as follows:* | | | | |
| *interest income on deferred purchase price* | *2,640* | *403* | *3,043* | *4,177* |
| *further compensation* | *11,724* | - | *11,724* | *13,445* |
| *additional remuneration of deferred commission* | - | *40,369* | *40,369* | *43,053* |
| *interest income on junior bonds* | - | *151* | *151* | *185* |
| **30. Commission income** | **219** | **418** | **637** | **653** |
| *made up as follows:* | | | | |
| *servicing fees* | *219* | *418* | *637* | *653* |
| **TOTAL** | **14,583** | **41,341** | **55,924** | **61,513** |

## Section 1 INTEREST

Interest, and similar income and charges are detailed as follows:

€ '000

| | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| **10. Interest income and similar revenues** | **9,541,310** | **10,336,044** | **9,926,722** |
| **20. Interest expense and similar charges** | **4,746,808** | **5,262,118** | **5,015,538** |

### 1.1 Item 10 "Interest income and similar revenues"

€ '000

| | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| a) on loans to banks | 741,154 | 929,171 | 840,283 |
| *of which: on loans to central banks* | *77,421* | *88,799* | *72,136* |
| b) on loans to customers | 6,703,622 | 7,486,136 | 7,293,915 |
| c) on debt securities | 1,999,663 | 1,787,077 | 1,660,660 |
| d) other interest income | 96,871 | 133,660 | 131,864 |
| e) positive balances of hedging transaction differentials | - | - | - |
| **Total** | **9,541,310** | **10,336,044** | **9,926,722** |



### 1.2 Item 20 "Interest expense and similar charges"

€ '000

| | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| a) on amounts due to banks | 1,060,357 | 1,319,036 | 1,283,126 |
| b) on amounts due to customers | 1,427,753 | 2,162,961 | 1,955,261 |
| c) on securities in issue | 827,537 | 1,011,172 | 1,011,085 |
| *of which: certificates of deposit* | *260,503* | *364,000* | *364,000* |
| d) on deposits received in administration | 681 | 373 | 373 |
| e) on subordinated debt | 331,846 | 395,078 | 393,647 |
| f) negative balances of hedging transaction differentials | 1,098,634 | 373,498 | 372,046 |
| **Total** | **4,746,808** | **5,262,118** | **5,015,538** |

## 1.3 Details of Item 10 "Interest income and similar revenues"

€ '000

| | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| a) on assets denominated in foreign currencies | 1,752,942 | 2,989,806 | 2,602,621 |
| b) on assets denominated in euros | 7,788,368 | 7,346,238 | 7,324,101 |
| **Total** | **9,541,310** | **10,336,044** | **9,926,722** |

## 1.4 Details of Item 20 "Interest expense and similar charges"

€ '000

| | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| a) on liabilities denominated in foreign currencies | 1,074,118 | 1,683,301 | 1,448,449 |
| b) on liabilities denominated in euros | 2,574,056 | 3,205,319 | 3,195,043 |
| | **3,648,174** | **4,888,620** | **4,643,492** |
| c) negative balances of hedging transaction differentials | 1,098,634 | 373,498 | 372,046 |
| **Total** | **4,746,808** | **5,262,118** | **5,015,538** |

# Section 2 COMMISSIONS

€ '000

| | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| 40. Commission income | 3,877,743 | 3,780,496 | 3,719,968 |
| 50. Commission expense | 561,586 | 556,180 | 530,340 |

## 2.1 Item 40 "Commission income"

€ '000

| | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| **a) Guarantees given** | **111,788** | **123,325** | **111,975** |
| **b) Credit derivatives** | **1,965** | **989** | **989** |
| **c) Administration, brokerage and consultancy services:** | **2,312,117** | **2,275,576** | **2,255,508** |
| 1. Security dealing | 43,684 | 63,014 | 59,301 |
| 2. Currency dealing | 73,786 | 84,882 | 84,772 |
| 3. Asset management accounts: | 1,133,445 | 1,260,320 | 1,245,357 |
| 3.1. Individual | 133,847 | 186,045 | 181,994 |
| 3.2. Collective | 999,598 | 1,074,275 | 1,063,363 |
| 4. Custody and administration of securities | 61,710 | 59,861 | 59,328 |
| 5. Depository bank | 23,518 | 29,777 | 29,777 |
| 6. Placement of securities | 434,326 | 323,140 | 323,140 |
| *of which: Mutual funds* | *135,707* | *102,325* | *96,926* |
| 7. Acceptance of trading instructions | 108,524 | 93,703 | 93,703 |
| 8. Consultancy activities | 2,014 | 2,505 | 2,452 |
| 9. Distribution of third party services: | 431,110 | 358,374 | 357,678 |
| 9.1. Asset management accounts: | 11,870 | 43,031 | 43,031 |
| a) Individual | 2,551 | 36,490 | 36,490 |
| b) Collective | 9,319 | 6,541 | 6,541 |
| 9.2. Insurance products | 403,143 | 307,774 | 307,167 |
| 9.3. Other products | 16,097 | 7,569 | 7,480 |
| **d) Collection and payment services** | **577,014** | **614,305** | **592,917** |
| **e) Servicing for securitisation transactions** | **18,199** | **15,208** | **15,208** |
| **f) Tax collection services** | **133,268** | **117,273** | **117,273** |
| **g) Other services** | **723,392** | **633,820** | **626,098** |
| *of which: - Loans made* | *508,129* | *438,673* | *382,158* |
| *- Securities services* | *8,654* | *10,165* | *10,002* |
| *- Rental of safe deposit boxes* | *8,178* | *7,612* | *7,612* |
| *- Refunds and sundry recoveries* | *14,357* | *12,968* | *12,219* |
| *- Foreign transactions and services* | *17,686* | *23,862* | *23,487* |
| *- Other* | *166,388* | *140,540* | *190,620* |
| **Total** | **3,877,743** | **3,780,496** | **3,719,968** |

## 2.2 Details of Item 40 "Commission income": "Distribution channels for products and services"

€ '000

| | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| **a) At the Group's branches:** | **1,136,563** | **1,242,812** | **1,227,153** |
| 1. Segregated accounts | 442,375 | 631,431 | 616,468 |
| 2. Placement of securities | 305,289 | 269,837 | 269,837 |
| 3. Third party services and products | 388,899 | 341,544 | 340,848 |
| **b) Off-site distribution:** | **862,318** | **699,022** | **699,022** |
| 1. Segregated accounts | 691,070 | 628,889 | 628,889 |
| 2. Placement of securities | 129,037 | 53,303 | 53,303 |
| 3. Third party services and products | 42,211 | 16,830 | 16,830 |
| **Total** | **1,998,881** | **1,941,834** | **1,926,175** |

## 2.3 Item 50 "Commission expense"

€ '000

| | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| **a) Guarantees received** | **6,787** | **10,120** | **10,063** |
| **b) Loan-related derivatives** | **5,639** | **4,838** | **4,838** |
| **c) Administration and brokerage services:** | **200,671** | **221,369** | **219,779** |
| 1. Security dealing | 11,816 | 13,847 | 12,566 |
| 2. Currency dealing | 1,973 | 3,200 | 3,157 |
| 3. Segregated accounts: | 13,750 | 15,185 | 15,031 |
| 3.1. Group portfolio | 304 | 1,650 | 1,650 |
| 3.2. Third party portfolio | 13,446 | 13,535 | 13,381 |
| 4. Custody and administration of securities | 6,498 | 13,379 | 13,317 |
| 5. Placement of securities | 110,506 | 72,336 | 72,336 |
| 6. Off-site distribution of securities, products and services | 56,128 | 103,422 | 103,372 |
| **d) Collection and payment services** | **144,774** | **154,968** | **136,264** |
| **e) Other services** | **203,715** | **164,885** | **159,396** |
| *of which: - Loans received* | *39,879* | *26,825* | *4,464* |
| *- Securities services* | *8,232* | *5,273* | *5,273* |
| *- Rental of safe deposit boxes* | *8* | *7* | *7* |
| *- Foreign transactions and services* | *4,217* | *4,687* | *4,512* |
| *- Insurance products* | *12* | *-* | *-* |
| *- Other* | *151,367* | *128,093* | *145,140* |
| **Total** | **561,586** | **556,180** | **530,340** |

€ '000

| NET COMMISSION | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| **Asset management and administration services** | **2,040,043** | **1,977,417** | **1,958,843** |
| - Trading and placement of securities | 300,305 | 211,045 | 214,012 |
| - Segregated accounts | 122,648 | 207,350 | 203,453 |
| - Management of collective investment funds | 1,064,300 | 1,169,742 | 1,153,431 |
| - Placement of insurance products | 403,131 | 307,774 | 307,167 |
| - Other securities activities | 149,659 | 81,506 | 80,780 |
| **Credit commitments and loans** | **569,577** | **521,204** | **475,757** |
| **Collection and payment services** | **450,439** | **474,545** | **471,861** |
| **Currency dealing** | **85,282** | **100,857** | **100,590** |
| **Tax collection services** | **133,268** | **117,273** | **117,273** |
| **Other services** | **37,548** | **33,020** | **65,304** |
| **Net commission** | **3,316,157** | **3,224,316** | **3,189,628** |

## Section 3 TRADING PROFITS



€ '000

| | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| **60. Trading profits** | **1,287,537** | **1,057,264** | **1,049,345** |

### 3.1 Item 60 "Trading profits"

€ '000

| | SECURITIES TRANSACTIONS | CURRENCY TRANSACTIONS | OTHER TRANSACTIONS | TOTAL |
|---|---|---|---|---|
| A.1 Revaluations | 906,878 | XXX | 24,227,081 | 25,133,959 |
| A.2 Writedowns | - 838,990 | XXX | - 22,431,840 | - 23,270,830 |
| B. Other profits/losses | 96,947 | 254,932 | - 927,471 | - 575,592 |
| **Totals** | **164,835** | **254,932** | **867,770** | **1,287,537** |
| 1. Government securities | 38,762 | | | |
| 2. Other debt securities | 19,827 | | | |
| 3. Equity securities | 634,238 | | | |
| 4. Derivative contracts on securities | - 527,992 | | | |

## Section 4 ADMINISTRATIVE COSTS

€ '000

| | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| 80. Administrative costs | 5,216,544 | 5,133,846 | 5,022,570 |

## Item 80 "Administrative expenses"

€ '000

| | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| **a) Payroll costs:** | | | |
| - Wages and salaries | 2,367,316 | 2,283,528 | 2,246,909 |
| - Social security contributions | 613,612 | 598,552 | 592,173 |
| - Severance pay | 141,962 | 139,826 | 139,118 |
| - Pensions and similar benefits | 97,115 | 98,363 | 98,151 |
| - Other | 60,805 | 68,103 | 83,307 |
| | **3,280,810** | **3,188,372** | **3,159,658** |
| **b) Other administrative costs:** | | | |
| - Indirect taxes and duties | 268,073 | 284,690 | 280,235 |
| - Miscellaneous costs and expenses | 1,667,661 | 1,660,784 | 1,582,677 |
| | **1,935,734** | **1,945,474** | **1,862,912** |
| **Total** | **5,216,544** | **5,133,846** | **5,022,570** |

### Miscellaneous costs and expenses - detail

€ '000

| | | | |
|---|---|---|---|
| External consultants | 145,234 | 195,620 | 192,707 |
| Insurance | 45,585 | 42,193 | 33,993 |
| Advertising | 138,486 | 122,924 | 114,847 |
| Security | 68,362 | 78,804 | 82,665 |
| *- Internal and external surveillance of premises* | *35,197* | *38,968* | *38,454* |
| *- Transport of valuables and documents* | *33,165* | *39,836* | *44,211* |
| Various third-party services | 254,656 | 248,815 | 234,877 |
| Expenses relating to premises: | 337,868 | 319,074 | 309,587 |
| *- Rentals* | *210,662* | *196,546* | *190,006* |
| *- Maintenance of premises* | *27,724* | *29,614* | *29,362* |
| *- Cleaning of premises* | *34,672* | *30,844* | *29,622* |
| *- Utilities* | *64,810* | *62,070* | *60,597* |
| Maintenance and lease rentals for furniture, machinery and equipment: | 199,547 | 177,641 | 176,737 |
| *- Repair and maintenance of furniture, machinery and equipment* | *85,690* | *74,485* | *73,770* |
| *- Lease of electronic equipment and software* | *113,857* | *103,156* | *102,967* |
| Postage, telecom and office supplies: | 258,618 | 247,018 | 236,253 |
| *- Postage, telephone, telegraph and telex* | *200,033* | *189,075* | *180,228* |
| *- Printing and stationery* | *47,215* | *41,383* | *39,820* |
| *- Various office supplies* | *11,370* | *16,560* | *16,205* |
| Travel expense including hire: | 68,590 | 70,352 | 57,827 |
| *- Travelling expenses* | *53,498* | *53,860* | *45,810* |
| *- Various hire charges* | *15,092* | *16,492* | *12,017* |
| Credit information and searches | 15,863 | 19,342 | 18,957 |
| Other | 134,852 | 139,001 | 124,227 |
| *- Compensation and fees paid to directors and statutory auditors* | *18,681* | *16,369* | *14,789* |
| *- Donations* | *5,069* | *5,597* | *5,063* |
| *- Other* | *111,102* | *117,035* | *104,375* |
| **Total** | **1,667,661** | **1,660,784** | **1,582,677** |

## 4.1 Average number of employees by category

| AVERAGE NUMBER OF EMPLOYEES | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| a) Senior managers | 956 | 919 | 880 |
| b) Executives | 7,553 | 7,253 | 7,139 |
| c) Remaining staff | 60,591 | 61,608 | 59,179 |
| **Total** | **69,100** | **69,780** | **67,198** |

The number of employees indicated above is the mean of the number of employees at the end of the current and previous periods.

| NUMBER OF EMPLOYEES AT END OF YEAR | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| a) Senior managers | 1,046 | 866 | 827 |
| b) Executives | 7,482 | 7,624 | 7,509 |
| c) Remaining staff | 60,534 | 60,649 | 58,219 |
| **Total** | **69,062** | **69,139** | **66,555** |
| Part-time employees | 4,368 | 4,331 | 4,278 |



## Section 5 WRITEDOWNS, WRITE-BACKS AND PROVISIONS

€ '000

| | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| **90. Writedowns of intangible and tangible fixed assets** | **749,745** | **724,649** | **704,568** |
| **100. Provisions for risks and charges** | **230,293** | **164,041** | **163,690** |
| **120. Writedowns of loans and provisions for guarantees and commitments** | **1,489,225** | **1,528,778** | **1,489,302** |
| **130. Write-backs of loans and provisions for guarantees and commitments** | **531,946** | **511,757** | **510,032** |
| **140. Provisions to loan loss reserves** | **43,931** | **9,767** | **9,767** |
| **150. Writedowns of financial investments** | **30,158** | **312,923** | **311,855** |
| **160. Write-backs of financial investments** | **19,806** | **17,246** | **17,246** |
| **230. Change in fund for general banking risks** | **-3,841** | **+3,836** | **+3,836** |

## Item 90 "Writedowns of intangible and tangible fixed assets"

€ '000

| | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| **Writedowns of tangible fixed assets:** | **308,545** | **329,285** | **312,771** |
| - Property | 97,052 | 105,197 | 102,575 |
| - Movables | 62,626 | 71,152 | 63,854 |
| - Equipment | 148,867 | 152,936 | 146,342 |
| **Writedowns of intangible fixed assets** | **282,725** | **278,980** | **275,413** |
| *- of which: goodwill* | *105,098* | *128,189* | *128,189* |
| **Writedowns of positive consolidation differences *** | **157,754** | **114,448** | **114,448** |
| **Writedowns of positive net equity differences *** | **721** | **1,936** | **1,936** |
| **Total** | **749,745** | **724,649** | **704,568** |

* For details see Section 8 of the Notes to Accounts.

## Item 100 "Provisions for risks and charges"

€ '000

| | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| **Provisions to "reserves for risks and charges":** | | | |
| - Sub-item d) "Other reserves" | 230,293 | 164,041 | 163,690 |
| **Total** | **230,293** | **164,041** | **163,690** |

## Details of Item 120 "Writedowns of loans and provisions for guarantees and commitments"

€ '000

| | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| **Writedowns of loans:** | **1,464,016** | **1,474,686** | **1,435,210** |
| - to banks | 7,878 | 19,210 | 19,210 |
| - to customers | 1,456,138 | 1,455,019 | 1,415,887 |
| - to associated companies (other than Group companies) | - | 457 | 113 |
| **Provisions to "reserves for risks and charges":** | **25,209** | **54,092** | **54,092** |
| - Sub-item d) "Other reserves": | | | |
| provisions for guarantees and commitments | 25,209 | 54,092 | 54,092 |
| **Total** | **1,489,225** | **1,528,778** | **1,489,302** |

## Item 130 "Write-backs of loans and provisions for guarantees and commitments"

€ '000

| | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| - Write-backs of loans | 494,524 | 456,054 | 454,329 |
| - Write-backs of provisions for guarantees and commitments | 37,422 | 55,703 | 55,703 |
| **Total** | **531,946** | **511,757** | **510,032** |

## Item 140 "Provisions to loan loss reserves"

€ '000

| | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| - Provisions for the year | 43,931 | 9,767 | 9,767 |
| **Total** | **43,931** | **9,767** | **9,767** |



## Item 150 "Writedowns of financial investments"

€ '000

| | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| - Writedowns of securities | 15,190 | 37,336 | 36,283 |
| - Writedowns of equity investments | 14,968 | 275,587 | 275,572 |
| **Total** | **30,158** | **312,923** | **311,855** |

## Item 160 "Write-backs of financial investments"

€ '000

| | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| - Write-backs of securities | 15,773 | 15,498 | 15,498 |
| - Write-backs of equity investments | 4,033 | 1,748 | 1,748 |
| **Total** | **19,806** | **17,246** | **17,246** |

## Item 230 "Changes in the fund for general banking risks"

€ '000

| | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| - New funds * | + 291 | + 3,878 | + 3,878 |
| - Uses ** | - 4,132 | - 42 | - 42 |
| **Total** | **- 3,841** | **+ 3,836** | **+ 3,836** |
| * *additions:* | | | |
| *Pioneer Investment Management SGRpA* | + 250 | | |
| *Grifofactor* | + 41 | | |
| ***Total*** | ***+ 291*** | | |
| ** *uses:* | | | |
| *UniCredit Factoring* | *- 4,132* | | |
| ***Total*** | ***- 4,132*** | | |
| ***Total*** | ***- 3,841*** | | |

## 5.1 Item 120 "Writedowns of loans and provisions for guarantees and commitments"

€ '000

| | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| **a) Writedowns of loans:** | **1,464,016** | **1,474,686** | **1,435,210** |
| *of which: - General writedowns for country risk* | *4,020* | *11,119* | *11,119* |
| *- Other general writedowns* | *255,725* | *75,870* | *66,511* |
| **b) Provisions for guarantees and commitments** | **25,209** | **54,092** | **54,092** |
| (Provisions to "reserves for risks and charges": sub-item d) "Other reserves") | | | |
| *of which: - General provisions for country risk* | *300* | *1,811* | *1,811* |
| *- Other general provisions* | *7,071* | *7,872* | *7,872* |
| **Total** | **1,489,225** | **1,528,778** | **1,489,302** |

## Section 6 OTHER PROFIT AND LOSS ACCOUNT ITEMS

€ '000

| | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| 30. Dividends and other revenues | 286,185 | 230,680 | 230,604 |
| 70. Other operating income | 986,099 | 992,959 | 988,849 |
| 110. Other operating expense | 212,705 | 281,107 | 256,228 |
| 170. Income (loss) from equity investments valued using the equity method | 6,994 | -14,336 | -14,336 |
| 190. Extraordinary income | 448,079 | 611,332 | 603,592 |
| 200. Extraordinary charges | 233,480 | 246,113 | 245,055 |
| 240. Income tax for the year | 1,385,620 | 1,332,577 | 1,316,923 |
| 250. Minorities | 128,865 | 166,365 | 161,208 |



### 6.1 Item 70 "Other operating income"

€ '000

| | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| **Debits to third parties:** | **688,926** | **664,400** | **663,678** |
| - Tax reimbursements | 191,869 | 192,580 | 192,580 |
| - Customer insurance premiums | 14,206 | 15,306 | 15,306 |
| - On deposits and current accounts | 482,851 | 456,514 | 455,792 |
| **Miscellaneous income:** | **296,840** | **327,919** | **324,531** |
| - Rental income | 17,821 | 24,381 | 24,380 |
| - Reimbursements of various amounts due in previous periods | 55,276 | 23,093 | 23,093 |
| - Miscellaneous reimbursements for costs incurred in previous periods | 19,937 | 45,741 | 45,741 |
| - Other | 203,806 | 234,704 | 231,317 |
| **Income on leased fixed assets** | **333** | **640** | **640** |
| **Total** | **986,099** | **992,959** | **988,849** |

### 6.2 Item 110 "Other operating expenses"

€ '000

| | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| Payments for fixed assets under financial leases | 3,244 | 6,680 | 6,680 |
| Adjustments of conditions affecting previous periods | 30,168 | 35,233 | 35,233 |
| Restitutions for brokerage revenues | 13,170 | 23,510 | 23,510 |
| Option premiums | 10,206 | 57,659 | 57,659 |
| Other costs | 155,917 | 158,025 | 133,146 |
| **Total** | **212,705** | **281,107** | **256,228** |

## 6.3 Item 190 "Extraordinary income"

€ '000

| | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| **Profits on disposal of:** | **165,253** | **224,831** | **223,936** |
| - Property | 94,065 | 101,264 | 100,805 |
| - Investment securities | 21,626 | 12,585 | 12,585 |
| - Equity investments | 37,488 | 76,086 | 94,066 |
| - Other assets | 11,956 | 19,018 | 15,878 |
| - Equity investments consolidated on a line-by-line basis | 118 | 15,878 | 602 |
| **Contingent gains and reversal of liabilities** | **282,826** | **386,501** | **379,656** |
| - Surpluses from previous year provisions | 96,432 | 217,208 | 216,747 |
| - Reversal of liabilities due to write-offs | 48,083 | 9,243 | 9,243 |
| - Recoveries of assets written off | 1,100 | 6,847 | 3,713 |
| - Deferred tax assets related to previous periods | 60,249 | 15,379 | 15,379 |
| - Miscellaneous | 76,962 | 137,824 | 134,574 |
| **Total** | **448,079** | **611,332** | **603,592** |

## 6.4 Item 200 "Extraordinary charges"

€ '000

| | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| **Losses on disposal of:** | **18,805** | **34,053** | **33,445** |
| - Property | 1,588 | 2,078 | 2,078 |
| - Investment securities | 8,198 | 234 | 234 |
| - Equity investments | 3,768 | 9,287 | 8,679 |
| - Other financial fixed assets | 2 | 20,952 | 20,952 |
| - Other assets | 2,039 | 1,502 | 1,502 |
| - Equity investments consolidated on a line-by-line basis | 3,210 | - | - |
| **Contingent losses and reversal of assets:** | **214,675** | **212,060** | **211,610** |
| - Payroll costs due to separation bonuses | 31,130 | 29,090 | 29,090 |
| - Deferred tax assets related to previous periods | 40,661 | 40,203 | 40,134 |
| - Miscellaneous | 142,884 | 142,767 | 142,386 |
| **Total** | **233,480** | **246,113** | **245,055** |

## Item 240 "Income taxes for the year"

€ '000

| | 2003 | 2002 |
|---|---|---|
| 1. Current taxes | 1,374,643 | 1,480,999 |
| 2. Changes in deferred tax assets | 52,108 | -104,793 |
| 3. Changes in deferred liabilities | -41,131 | -59,283 |
| **4. Income tax for the year** | **1,385,620** | **1,316,923** |

## Item 250 "Minorities"

€ '000

| | 2003 | 2002 |
|---|---|---|
| **Net profit (loss) of the following companies** | **128,699** | **159,428** |
| Bank Pekao S.A. Group | 91,988 | 91,510 |
| Zagrebacka Banka Group | 20,284 | 38,617 |
| Banca Agricola Commerciale della Repubblica di San Marino S.A. | 1,904 | 2,198 |
| Banca dell'Umbria 1462 SpA | 1,204 | 7,913 |
| Locat SpA | 3,139 | 5,071 |
| Cassa di Risparmio di Carpi SpA | 10 | 3,742 |
| Banca Mediocredito SpA | 1,610 | 1,320 |
| Bulbank A.D. | 6,983 | 5,873 |
| Unibanka D.D. (formerly Polnobanca) | 1,557 | 1,286 |
| Other | 20 | 1,898 |
| **Consolidation adjustments** | **166** | **1,780** |
| Reversal of dividends collected from Banca dell'Umbria 1462 SpA | -19 | -246 |
| Other consolidation adjustments | 185 | 2,026 |
| **Total** | **128,865** | **161,208** |



# Section 7 OTHER NOTES TO THE PROFIT AND LOSS ACCOUNT

## 7.1 Geographical distribution of income

This table covers items 10, 30, 40, 60 and 70 of the profit and loss account.

€ '000

| | 2003 | 2002 RESTATED | 2002 HISTORICAL |
|---|---|---|---|
| - Italy | 11,728,058 | 11,518,505 | 11,518,505 |
| - Other EU countries | 1,387,282 | 1,444,371 | 1,444,371 |
| - Other countries | 2,863,534 | 3,434,567 | 2,952,612 |
| **Total** | **15,978,874** | **16,397,443** | **15,915,488** |

# Part D - Other Information

## Section 1 DIRECTORS AND STATUTORY AUDITORS

### 1.1 Remuneration

€ '000

| | 2003 |
|---|---|
| a) Directors | 4,806 |
| b) Statutory auditors | 517 |
| | **5,323** |

### 1.2 Loans and guarantees issued

€ '000

| | 2003 |
|---|---|
| a) Directors | 368,051 |
| b) Statutory auditors | 584 |
| | **368,635** |

Amounts include transactions generated, in accordance with current laws, with companies in which the Directors and Statutory Auditors of the Parent Company have an interest.

# ○ Section 2 CONSOLIDATED CASH FLOW STATEMENT

€ '000

| | 2003 |
|---|---|
| **FUNDS GENERATED AND COLLECTED** | |
| **Funds generated from operations:** | |
| Net profit for the period | 1,960,580 |
| Writedowns (write-backs) of loans | 1,031,899 |
| Provision to employee severance pay reserve | 128,206 |
| Provision to fund for general banking risks | - |
| Provision to reserve for retirement and similar obligations | 26,157 |
| Provision to taxation reserves and deferred taxes | 1,343,715 |
| Provision to consolidation reserve for future risks and charges | - |
| Provision for risks and charges – other | 209,294 |
| Provision to loan loss reserves | 43,931 |
| Writedowns (write-backs) of intangible and tangible fixed assets | 749,745 |
| Writedowns (write-backs) of financial investments | 10,352 |
| **Total funds generated from operations** | **5,503,879** |
| **Group shareholders' equity (increase in capital and reserves)** | |
| - Capital stock | - |
| - Share premium reserve | - |
| - Reserves (other changes) | -199,416 |
| **Total increase in capital and reserves** | **-199,416** |
| **Increase in minority portion of shareholders' equity** | **-198,620** |
| **Other funds collected:** | |
| Negative consolidation and net equity differences | -261 |
| Subordinated debt | -898,904 |
| Due to banks | 12,261,401 |
| Due to customers (including deposits received in administration) | 4,404,454 |
| Securities in issue | 4,124,226 |
| Accrued liabilities and deferred income | -30,150 |
| Other liabilities | 4,288,462 |
| Other changes in reserves | 365,484 |
| **Total changes in other funds collected** | **24,514,712** |
| **Total funds generated and collected** | **29,620,555** |
| **FUNDS USED AND INVESTED** | |
| Dividends distributed and other allocations (charities, etc.) | 1,005,399 |
| Uses of provisions to taxation reserves, employee severance pay reserve and reserves for risks and charges, and fund for general banking risks | 1,864,741 |
| Cash and deposits with central banks | 342,548 |
| Loans to banks | 4,681,644 |
| Loans to customers | 13,920,080 |
| Securities | -903,831 |
| Equity investments | 1,111,275 |
| Intangible and tangible fixed assets (including positive consolidation differences) | 586,097 |
| Accrued income and prepaid expenses | -43,896 |
| Other assets | 7,056,498 |
| **Total funds used and invested** | **29,620,555** |

Managing Director/CEO
Profumo

Chief Accountant
Leccacorvi

# Accounts and Annexes

Consolidated Accounts

Notes to the Consolidated Accounts

Annexes

# Annexes

**Reconciliation between Parent Company net income and shareholders' equity and Group net income and shareholders' equity**

**Significant Equity Investments pursuant to Article 126 of CONSOB Regulation No. 11971 dated 14 May 1999**
(List of equity investments and voting rights held, in any form, as at 31 December 2003, of over 10% and equal to or greater than 20%, respectively, of capital in the form of shares/quotas with voting rights in unlisted companies, and held directly and indirectly).

# Net profit for the year and shareholders' equity

€ '000

| | SHAREHOLDERS' EQUITY * | OF WHICH: NET PROFIT FOR THE PERIOD |
|---|---|---|
| **UniCredito Italiano SpA shareholders' equity as at 31 December 2003** | **11.852.409** | **1.793.408** |
| Excess over book value: | | |
| - consolidated companies | 2.997.229 | 1.999.443 |
| - companies valued at net equity | 2.304 | 6.994 |
| Dividend received by UniCredito Italiano SpA | -1.857.156 | -1.860.369 |
| Other consolidation adjustments | 17.763 | 21.104 |
| **Group consolidated shareholders' equity as at 31 December 2003** | **13.012.549** | **1.960.580** |
| *Minorities* | *972.977* | *128.865* |
| *Balance as at 31 December 2003* | *13.985.526* | *2.089.445* |

* Shareholders' equity is made up of: Capital, share premium reserve, reserves, revaluation reserves, retained earnings (cumulative losses), fund for general banking risks and net profit (loss) for the period

# Significant Equity Investments pursuant to Article 126
## of CONSOB Regulation No. 11971 dated 14 May 1999

(List of equity investments and voting rights held, in any form, as at 31 December 2003, of over 10% and equal to or greater than 20%, respectively, of capital in the form of shares/quotas with voting rights in unlisted companies, and held directly and indirectly)*.

| NAME | MAIN OFFICE | % DIRECT | % INDIRECT | PARENT COMPANY | TYPE OF OWNERSHIP |
|---|---|---|---|---|---|
| ARTEGRAFICA SpA | Verona | | 97.50 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| BENTINI SpA | Faenza (RA) | | 25.61 | BANCA DELL'UMBRIA 1462 SpA | (b) |
| BULGARHIDROPONIK O.O.D. | Bourgas | | 24.81 | BULBANK A.D. | (a) |
| CARLO ERBA REAGENTI SpA | Milan | | 99.90 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| CAROM IMMOBILIARE Srl | Milan | | 50.00 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| CENTRO MERCI INTERMODALE DELLE MARCHE - CE.M.I.M. S.c.p.A. (in liquidation and in bankruptcy) | Jesi (AN) | 12.82 | | UNICREDITO ITALIANO SpA | (a) |
| CORCIANO CALZATURE SpA (in liquidation) | Ellera Umbra (PG) | | 100.00 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| DELLA VALLE FINANZIARIA SpA (in liquidation) | Milan | | 100.00 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| DELLA VALLE IMMOBILIARE SpA (in liquidation) | Milan | | 100.00 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| DI VITA SpA | Carmagnola (TO) | | 100.00 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| ELDO SpA ( in receivership) | Rome | | 85.43 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| FI.MA. Srl | Perugia | | 100.00 | BANCA DELL'UMBRIA 1462 SpA | (b) |
| F.I.M. FONDERIA INDUSTRIE MECCANICHE SpA | Segusino (TV) | | 100.00 | UNICREDIT BANCA MEDIOCREDITO SpA | (b) |
| FIORONI INGEGNERIA SpA (in receivership) | Perugia | | 30.05 | BANCA DELL'UMBRIA 1462 SpA | (b) |
| FIORONI INVESTIMENTI SpA (in receivership) | Perugia | | 30.00 | BANCA DELL'UMBRIA 1462 SpA | (b) |
| FIORONI SISTEMA SpA (in receivership) | Perugia | | 26.18 | BANCA DELL'UMBRIA 1462 SpA | (b) |
| FONDERIA METALLI CONVEYORS Srl | Monte Marenzo (LC) | | 90.00 | UNICREDIT BANCA MEDIOCREDITO SpA | (b) |
| G.E. GRUPPO ELDO SpA (in receivership) | Rome | | 100.00 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| G.I.A.R. GESTIONE ITAL. AZIENDE RIUNITE SpA | Rome | | 100.00 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| GRADSKI PODRUM D.D. (in liquidation) | Zagreb | | 54.76 | ZABA TURIZAM D.O.O. | (a) |
| | | | 15.04 | ZAGREBACKA BANKA D.D. | (a) |
| GRUPPO COIN SpA | Venezia Mestre | | 62.99 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| | | | 0.06 | UNICREDIT PRIVATE BANKING SpA | (b) |
| | | | 0.02 | UNICREDIT BANCA SpA | (b) |

*Significant Equity Investments (continued)*

| NAME | MAIN OFFICE | % DIRECT | % INDIRECT | PARENT COMPANY | TYPE OF OWNERSHIP |
|---|---|---|---|---|---|
| HASSER IMMOBILIARE Srl | Rome | | 50.00 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| HERACLIA Srl | San Donà di Piave (VE) | | 100.00 | UNICREDIT BANCA SpA | (b) |
| I.C.M. SpA (in liquidation) | Rezzato (BS) | | 61.00 | UNICREDIT BANCA SpA | (b) |
| IGICOR SpA (in liquidation) | Verona | | 100.00 | UNICREDITO GESTIONE CREDITI SpA - BANCA PER LA GESTIONE DEI CREDITI | (b) |
| IMAT SpA (in liquidation) | Castel San Pietro Terme (BO) | | 96.67 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| I.M.E.S. INDUSTRIA MECCANICA E STAMPAGGIO SpA | Sumirago (VA) | | 100.00 | UNICREDIT BANCA MEDIOCREDITO SpA | (b) |
| IMM.EDIL.SEI Srl | Rome | | 50.00 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| IMMOBILIARE BOTTICELLI Srl | Vazzola (TV) | | 100.00 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| INTERPORTO ROMA EST SpA | Rome | | 100.00 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| ISTRA GOLF D.O.O. | Umag | | 100.00 | ISTRATURIST UMAG, HOTELIJERSTVO I TURIZAM D.D. | (a) |
| ITALTEL SpA | Milan | | 37.42 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| JUNIORS' PLAYTIME Srl | Pianoro (BO) | | 23.91 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| LASER Srl (in liquidation) | Milan | | 22.00 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| MANDA-INVEST, DIONICKO DRUSTVO ZA FINANCIJSKE USLUGE, USLUGE MARKETINGA, TE UGOSTITELJSKU I TURISTICKU DJELATNOST (in liquidation) | Zagreb | | 50.00 | ZAGREBACKA BANKA D.D. | (a) |
| MONDUZZI EDITORE S.p.A | Bologna | | 100.00 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| MOTEL LE QUERCE Srl | Perugia | | 32.50 | BANCA DELL'UMBRIA 1462 SpA | (b) |
| NESTOR 2000 S.p.r.l. | Brussels | 39.40 | | UNICREDITO ITALIANO SpA | (a) |
| NOICOM SpA | Turin | | 50.00 | UNICREDIT BANCA MEDIOCREDITO SpA | (b) |
| NORD AUTO PIMAZZONI SpA (in liquidation) | Verona | | 50.00 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| NORDEST AVIO SpA | Conegliano (TV) | | 100.00 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| NOWE OGRODY SP. ZO.O | Gdansk | | 94.00 | PEKAO DEVELOPMENT SP. ZO.O. | (a) |
| ORABASE INTERNATIONAL SpA | Torri di Quartesolo (VI) | | 100.00 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| PANEM ITALIA SpA | Muggiò (MI) | | 80.88 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| PASC Srl (in bankruptcy) | Rome | | 100.00 | UNICREDITO GESTIONE CREDITI SpA - BANCA PER LA GESTIONE DEI CREDITI | (b) |
| PERLINI INTERNATIONAL SpA | San Bonifacio (VR) | | 40.00 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| PIONEER GLOBAL OPPORTUNITIES P.L.C. | Dublin | 39.96 | | UNICREDITO ITALIANO SpA | (a) |
| | | | 9.01 | UNICREDIT BANCA MOBILIARE SpA | (a) |
| | | | 0.22 | UNICREDIT BANCA MEDIOCREDITO SpA | (a) |
| | | | 0.91 | BANQUE MONEGASQUE DE GESTION S.A. | (a) |
| | | | 1.28 | BANCA AGRICOLA COMMERCIALE DELLA REPUBBLICA DI SAN MARINO | (a) |
| | | | 4.21 | UNICREDIT (SUISSE) BANK S.A. | (a) |
| | | | 4.92 | UNICREDITO ITALIANO BANK (IRELAND) P.L.C. | (a) |

*Significant Equity Investments (continued)*

| NAME | MAIN OFFICE | % DIRECT | % INDIRECT | PARENT COMPANY | TYPE OF OWNERSHIP |
|---|---|---|---|---|---|
| RISTORANTE TRASIMENO Srl | Perugia | | 57.00 | BANCA DELL'UMBRIA 1462 SpA | (b) |
| ROME AMERICAN HOSPITAL SpA (in settlement of creditors' claim) | Rome | | 39.58 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| SAET - SOCIETA' APPLICAZIONI ELETTRO TERMICHE SpA | Turin | | 100.00 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| SAN GIUSTO SEA CENTER SpA | Trieste | | 94.90 | UNICREDIT BANCA SpA | (b) |
| SANTA MONICA SpA | Misano (RN) | | 25.67 | BANCA DELL'UMBRIA 1462 SpA | (b) |
| SERVIZI VENETI ECOLOGICI SpA (in bankruptcy) | Rovigo | | 79.66 | UNICREDITO GESTIONE CREDITI SpA - BANCA PER LA GESTIONE DEI CREDITI | (b) |
| SIATA Soc. Industria Attrezzature Turistiche Alberghiere SpA (in bankruptcy) | Campobasso | | 100.00 | UNICREDIT PRIVATE BANKING SpA | (b) |
| S.I.F.A. SOCIETA' INDUSTRIALE FINANZIARIA SpA (in liquidation) | Reana del Royale (UD) | | 37.04 | UNICREDITO GESTIONE CREDITI SpA - BANCA PER LA GESTIONE DEI CREDITI | (b) |
| SOCIETA' ITALIANA STERILIZZAZIONI SpA | Vittoria (RG) | | 35.00 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| SUNTO Srl | Milan | | 80.00 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| TACANA S.A. | Luxembourg | | 99.99 | UNICREDIT BANCA SpA | (b) |
| TEHNIKA DIONICKO DRUSTVO ZA GRADITELJSTVO INZENJERING PROIZVODNJU I TRGOVINU | Zagreb | | 20.43 | ZAGREBACKA BANKA D.D. | (a) |
| TIESSE TEXTILE SERVICE Srl (in liquidation) | Milan | | 100.00 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| TREVITEX SpA (in bankruptcy) | Milan | | 44.49 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| TURISTINVEST, PODUZECE ZA USLUGE, POSREDOVANJE, KONZALTING I FINANCIJSKI INZENJERING U TURIZMU, D.O.O. (in liquidation) | Zagreb | | 100.00 | ZAGREBACKA BANKA D.D. | (a) |
| V.I.C.I.M.I. Srl | Vicenza | | 100,00 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| ZANARDI FONDERIE SpA | Minerbe (VR) | | 57,21 | UNICREDIT BANCA D'IMPRESA SpA | (b) |
| ZUGLIA Srl (in liquidation) | Vicenza | | 100,00 | UNICREDITO GESTIONE CREDITI SpA - BANCA PER LA GESTIONE DEI CREDITI | (b) |

* This list does not include equity investments already included in Section 3 of the Notes to the Consolidated Accounts.
(a) Ownership title
(b) Pledge

Presentation

Group Consolidated
Report and Accounts
Report on Operations
Accounts and Annexes
**External Auditors' Report**

UniCredito Italiano SpA
Report and Accounts
Report on Operations
Proposal to Shareholders
Company Accounts and Annexes
Reports and Resolutions

Notes on calculation methods and Glossary

# External Auditors' Report

## AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE N° 58 DATED 24 FEBRUARY 1998

To the shareholders of
UNICREDITO ITALIANO SPA

1 We have audited the consolidated financial statements of UNICREDITO ITALIANO GROUP as of 31 December, 2003. These financial statements are the responsibility of UNICREDITO ITALIANO SPA's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB, the Italian Commission for listed Companies and the Stock Exchange. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

Auditing activities regarding the financial statements of some group subsidiaries, accounting for 13% of consolidated assets and 17% of consolidated interest income, fall under the responsibility of other auditing firms.

As required by current regulations and reported in the Notes to the accounts the Company has restated the consolidated accounts of the previous financial year, so as to make the comparison more significant, by taking into account the changes occurred to the scope of consolidation. We have not audited said restated consolidated accounts. As far as our opinion on the consolidated accounts as at 31 December 2002, as originally prepared and whose data have been compared to those as at 31 December 2003, is concerned, reference is herewith made to our report dated 8 April 2003.



Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P. IVA e Reg. Imp. Milano 12979880155 Iscritta all'Albo Consob – Altri uffici: **Ancona** 60123 Via Corridoni 2 Tel. 07136881 – **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Milano** 20122 Corso Europa 2 Tel. 0277851 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 V.le Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Manzoni 16 Tel. 0461237004 – **Treviso** 31100 Piazza Crispi 8 Tel. 0422542726 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 – **Udine** 33100 Via Marinoni 12 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

PRICEWATERHOUSECOOPERS

3 In our opinion, the consolidated financial statements present fairly the financial position of the UniCredito Italiano Group as of December 31, 2003, and the results of its operations for the year then ended in accordance with the Italian regulations governing financial statements.

Milan, 5 April, 2004

PricewaterhouseCoopers SpA

Signed by : Antonio Taverna
(Partner)

This report has been translated solely for the convenience of international readers.

# UniCredito Italiano SpA
# Report and Accounts

Presentation

Group Consolidated Report and Accounts

Report on Operations

Accounts and Annexes

External Auditors' Report

UniCredito Italiano SpA Report and Accounts

Report on Operations

Proposal to Shareholders

Company Accounts and Annexes

Reports and Resolutions

Notes on calculation methods and Glossary

# Report on Operations


| | |
|---|---|
| **To our Shareholders** | **294** |
| **Reclassified Accounts** | **296** |
| Balance Sheet | 296 |
| Profit and Loss Account | 297 |
| **The Company's activities** | **298** |
| The organisational structure | 298 |
| Business Divisions | 300 |
| Head Office Departments | 301 |
| Human Resources | 302 |
| Main Operating Areas | 304 |
| Loans to customers | 306 |
| Bad and doubtful debts | 307 |
| Customer deposits | 307 |
| Securities portfolio and Interbank position | 308 |
| Equity investments | 310 |
| Shareholders' Equity, Subordinated Debt and Capital Ratios | 313 |
| **Profit and Loss Account** | **315** |
| Operating profit | 315 |
| Net profit | 318 |
| **Other Information** | **320** |
| Powers delegated to Directors | 320 |
| Related-party Transactions | 321 |
| The transition to International Accounting Standards (IAS) | 325 |
| **Subsequent Events and Outlook** | **327** |
| Equity investments | 327 |
| Outlook | 327 |


**Note:**
The following conventional symbols have been used in the tables:
- A **dash (-)** indicates that the item/figure is inexistent.
- **Two stops (..)** or **(n.s.)** when the figures do not reach the minimum considered significant or are not in any case considered significant.
- "**N/A**" indicates that the figure is not available.
- "**XXX**" figures not to be indicated.

Unless otherwise indicated, all amounts are in **millions of euros**.

# To Our Shareholders

The year just ended was characterised by the reorganisation of the Parent Company and the Group overall, which began with the start of the S3 Project.

## The reorganisation

The changes introduced by the S3 brought about a significant transformation of the role of the Parent Company, which was hitherto focused on maximising return on capital through management of the portfolio of equity investments and integration of service models of banks, first in Italy and then in New Europe.

Since the start of the S3 project, the Parent Company has contributed to maximising the overall value of the Group through:

• the optimisation of the allocation of capital and the related portfolio and alliance strategies;

• the definition of an organisational structure more consistent with the Group's structure;

• the strategic management of resources and the dissemination of values and identity;

• the key processes of the Group.



## The company's operations and operating results

As described in the consolidated report, while external conditions were better than in 2002, activities were conducted against an unfavourable backdrop for lending and financial intermediation.

Even in this context, the Company made significant progress compared to the previous year in terms of both net income and, after excluding the financial effects of the S3 project from 2002 results, operating profit. With respect to operating profit, comparison with the previous year based on accounting information is not meaningful because the profit and loss statement for 2002 included the results (excluding valuations) for the first half of 2002 of the companies merged under the S3 reorganisation (Rolo, Cariverona, CRT, Cassamarca, Caritro, CR Trieste and Credit Carimonte). Therefore, the comparisons of the components of operating income with the previous year should be made by excluding the contribution of these companies.

Using comparable bases, operating profit increased € 216 million, net of dividends from Group companies, as a result mainly of the significant improvement in the interest margin and higher trading profits. Net profit, despite lower extraordinary income, benefited from a significant reduction in net provisions and value adjustments, due to significant adjustments to equity investments that affected 2002 earnings, of €1,793 million compared to €1,398 million in the previous year.

Based on these results at shareholders' meeting distribution of a dividend per share of €0.171 for common shares and €0.186 for savings shares is proposed, 8.2% and 7.5% higher, respectively, than previous year dividends. As a percentage of average stock prices for the year, these amounts are 4.32% for ordinary shares and 4.87% for savings shares, respectively, compared to 3.70% and 4.62% in 2002.

## Balance Sheet and Profit and Loss Account

Summary information on the Balance Sheet and Profit and Loss Account as at 31.12.03 and for previous periods is provided below, although it is not directly comparable. The extraordinary transactions in 2002 made comparisons with previous fiscal years largely meaningless.

# Balance Sheet

(€ million)

| | Amounts as at 31.12.2003 | 31.12.2002 | 31.12.2001 |
|---|---|---|---|
| **Assets** | | | |
| Cash and deposits with central banks and post offices | 49 | 45 | 75 |
| Due from: | | | |
| - customers | 13,149 | 13,253 | 5,353 |
| - banks | 59,263 | 52,352 | 25,624 |
| Trading securities | 2,776 | 2,540 | 3,254 |
| Fixed assets: | | | |
| - investment securities | 15,697 | 13,874 | 9,909 |
| - equity investments | 14,773 | 12,147 | 11,606 |
| - intangible and tangible fixed assets | 43 | 1,177 | 184 |
| Other asset items | 6,760 | 6,267 | 4,920 |
| **Total assets** | **112,510** | **101,655** | **60,925** |
| **Liabilities and shareholders' equity** | | | |
| Deposits: | | | |
| - Due to customers | 6,793 | 5,359 | 4,805 |
| - Securities in issue | 28,785 | 20,059 | 9,095 |
| - Due to banks | 51,949 | 51,140 | 25,686 |
| Specific reserves | 1,262 | 2,545 | 1,229 |
| Other liabilities | 4,980 | 3,702 | 2,727 |
| Reserve fund for possible loan losses | 15 | 17 | 17 |
| Subordinated debt | 6,874 | 7,775 | 9,060 |
| Shareholders' equity: | | | |
| - Capital and reserves | 10,059 | 9,660 | 7,217 |
| - Net Profit for the year | 1,793 | 1,398 | 1,089 |
| **Total liabilities and shareholders' equity** | **112,510** | **101,655** | **60,925** |
| **Guarantees and commitments** | | | |
| Guarantees given | 5,327 | 3,520 | 3,129 |
| Commitments | 6,893 | 4,620 | 6,442 |



**Note:** The comparison with previous years is affected to varying degrees by the extraordinary transactions performed during the three-year period.

In particular, the comparisons between 2002 and 2001 of amounts due from customers, amounts due from and to banks, and amounts due under securities in issue, were affected by the S3 project, especially the takeover of the Luxembourg branch of the former Rolo and the centralisation of relationships with Group companies (see the 2002 Report for additional information).

On the other hand, property increased between 2001 and 2002 as a result of centralisation at UniCredito of the property of the companies merged under the S3 project. The balance of this item was reduced to essentially zero in the last period due to the contribution of these property to UniCredit Real Estate and Cordusio Immobiliare (for additional information on this transaction, refer to the note on the company reorganisation in the section "Other Information" of the Consolidated report.

# Profit and Loss Account

(€ million)

| | Full Year | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Net interest | -148 | 1,025 | -308 |
| Dividends | 2,049 | 2,179 | 2,346 |
| **Net interest income** | **1,901** | **3,204** | **2,038** |
| Net commissions | 70 | 664 | 17 |
| Trading profit | 52 | 87 | -77 |
| **Net non-interest income** | **122** | **751** | **-60** |
| **TOTAL REVENUE** | **2,023** | **3,955** | **1,978** |
| Payroll costs | -235 | -756 | -200 |
| Other administrative expenses | -241 | -611 | -156 |
| Other net operating income | 131 | 316 | 96 |
| Writedowns of intangible and depreciation of tangible fixed assets | -35 | -117 | -26 |
| **Operating expenses** | **-380** | **-1,168** | **-286** |
| **OPERATING PROFIT** | **1,643** | **2,787** | **1,692** |
| Provisions for risks and charges | -26 | -54 | -50 |
| Net writedowns of loans and provisions for guarantees and commitments | 12 | -42 | -69 |
| Net writedowns of financial investments | -65 | -628 | -178 |
| **Total writedowns and provisions** | **-79** | **-724** | **-297** |
| **PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAX** | **1,564** | **2,063** | **1,395** |
| Extraordinary income (charge) – net | 83 | 196 | 145 |
| Income taxes for the year | 146 | -861 | -451 |
| **NET PROFIT FOR THE YEAR** | **1,793** | **1,398** | **1,089** |

**Note:** Comparison with previous years is not significant for each specific item because of the extraordinary transactions performed during the three-year period. In particular, the profit and loss account for 2002 includes the results, though not their value, for the first half of the year for the companies merged under the S3 project (Rolo, Cariverona, CRT, Cassamarca, Caritro, CR Trieste and Credit Carimonte). In addition, beginning in 2003 the dividends and taxes are net of the tax credit on dividends to be paid.
Net profit, however, is essentially comparable throughout the different years in that the financial effects of the extraordinary transactions are largely offset by changes in the opposite direction of dividends paid by Group companies.

# The Company's Activities

## The Organisational Structure

The organisational structure of the UniCredit Group is based on the strategic choices underlying the S3 Project which, by creating the segment Divisions, led to the need to move Business Units operating primarily in a specific customer segment into the respective Division. This was also necessary to maximise economies of scale and scope and to ensure compliance with standards of excellence, thereby achieving a greater ability to be proactive and implement strategic moves in specific target markets, including at international level.

Against this backdrop, the Parent Company, UniCredito Italiano, is responsible for maximising the Group's overall value through centralised policymaking, the planning and strategic control of the various companies, the management of profit centres, and the efficient provision of common Group services that are not provided by dedicated companies.

The changes that occurred in the Group's organisational structure during 2003 were based on the experience gained in the implementation of the new organisational model: The refinements introduced involved taking advantage of new opportunities for additional improvement in the Group's operating efficiency, strengthening the Parent's role in activities related to policymaking, governance and support, pursuing improvements in the effectiveness and quality of the services provided to specific customer segments.



At the end of the year a project was begun to integrate the Group's investment banking activities (which report to UniCredit Banca Mobiliare and its subsidiary TradingLab Banca). As a preliminary change, this led to the transfer of the functional co-ordination of TradingLab from the Retail to the Corporate Division.

Furthermore, in order to achieve strong, unified management of the Group's human and organisational resources, which will benefit the integrated development of the Group's operating model, Resources, which was renamed "Resources and Organisation", was given responsibility for the functions previously handled by IT & Organisation.

As a result, the new Resources and Organisation unit has also been given responsibility for the operating processes of the Parent Company and the Group, with a focus on the quality of growth in order to guide the evolution of the Group's operating model in regard to customer service quality and to encourage the development and continuation – at the Parent Company and the main subsidiaries – of excellent operating and management processes from the point of view of functional effectiveness and operating efficiency.


CHAIRMAN
Board of Directors
Executive Committee
Managing Director/CEO
Management Committees
Organisation and Human Resources
Property Companies
Planning and Finance
Administration
Upa
Corporate Identity
Credits
UniCredit Audit
Group Audit
Legal and Corporate Affairs
Usi
Retail Division (1)
Corporate Division (1)
Private Banking & Asset Management Division (2)
New Europe Division (1)
UniCredit Banca
Clarima Banca
UniCredit Banca per la Casa
Banca dell'Umbria 1462
Cassa di Risparmio di Carpi
UniCredit Fondi SGR (3)
UniCredit Assicura Srl
CreditRas Vita (4)
CreditRas Previdenza SIM
CreditRas Assicurazioni (4)
Commercial Union (4)
Vivacity
Locat
UGC
Uni Riscossioni
UniCredit BMC
UBM (2)
UniCredit Banca d'impresa
UniCredit Factoring
UniCredit Broker
I-Faber
UniCredit Service Lab
Quercia Funding Srl
Ventura Finance
S+R Investimenti e Gestioni SGR
UniCredit International Services Srl
UniCredit Xelion Banca
Pioneer Global Asset Management
UniCredit Private Banking
Banque Monegasque de Gestion SA
UniCredit (Suisse) Bank SA
Cordusio Società Fiduciaria per Azioni
Banca Agricola Commerciale Repubblica di San Marino SA
UniCredit Consulting Srl
FRT Fiduciaria Risp. Torino SIM
UniCredit Private Asset Management SGR
Bank Pekao
Zagrebacka Banka
Bulbank
UniBanka
UniCredit Romania
Zivnostenska Banka
Koç Finansal Hizmetler (5)



1. Position held by Deputy CEO.
2. TradingLab Banca, a UBM subsidiary, is included under the responsibility of the Corporate Division.
3. UniCredit Fondi: functional reporting assigned to the Private Banking Division, pending transfer out of UniCredit.
4. Insurance partnership in which UniCredit Banca has a non-controlling interest.
5. Owned jointly with the Koç Holding Group, Turkey.

The main responsibilities and functions of UniCredito Italiano's General Management are described below.

## Business Divisions

The Divisions are made up of Business Units that primarily service the needs of a specific customer segment. They oversee four business areas.

### Retail Division

Retail is made up of UniCredit Banca, and its subsidiaries; specifically Clarima Banca and UniCredit Banca per la Casa. This Division also includes all the insurance companies in which UniCredito has a significant equity interest and which support the distribution of specific products.

### Corporate Division



Corporate is made up of UniCredit Banca d'Impresa, UniCredit Banca Mobiliare, TradingLab Banca, Locat, UniCredit Banca Mediocredito, UniCredito Gestione Crediti and Uniriscossioni. The Division also includes UniCredit Factoring, UniCredit Broker, I-Faber and the other subsidiaries allocated to UniCredit Banca d'Impresa. The foreign branches, Correspondent Banking, the Custodian Bank and institutional client relations also report to Corporate.

### Private Banking and Asset Management Division

The Private Banking and Asset Management Division is made up of UniCredit Private Banking, the sub-holding company Pioneer Global Asset Management and UniCredit Xelion Banca. The Division also includes foreign subsidiaries specialising in private banking, the trustee Cordusio and other subsidiaries allocated to UniCredit Private Banking.

### New Europe Division

The New Europe Division concentrates on the planning and co-ordination of the Group's banks in Central and Eastern Europe. It is in charge of promoting and managing the Retail and Corporate banking operations in these foreign markets with the goal of maximising the Group's value, adjusted for risk-related costs, and becoming the leading Banking Group in New Europe. The Division also supports banks in the preparation of strategic and operating plans; in management controls; the implementation of best practices in processes and loan management, together with Credits; and the implementation of projects involving organisational changes and the development of information systems.

## Head Office Departments

### Legal and Corporate Affairs

Legal and Corporate Affairs is responsible for ensuring accurate legal and corporate compliance, reviewing changes in regulations and ensuring standard interpretation at Group level. This unit has the task of identifying the best corporate method for implementing acquisition and Group restructuring projects, the ongoing review of legal changes, the preparation of legal opinions, the drafting of intra-group service contracts and general legal consulting services.

### Group Audit

Group Audit is responsible for contributing to the protection of Group assets and corporate stability by providing a "reasonable guarantee" that the organisation can achieve its objectives in an efficient manner. The unit is charged with assessing the functionality of internal control systems at Group level, the effectiveness and efficiency of operating processes, and with monitoring the correctness of operations and their compliance with laws, regulations and the Parent Company's plans.

### Corporate Identity

Corporate Identity is responsible for formulating and disseminating a strong Group identity through brand co-ordination, the management of public and institutional relations, the management of internal communications in collaboration with Human Resources, and public communications, the development of environmental policy, the preparation of the Social and Environmental Report, the co-ordination of local committees and co-ordination of dealings with the Unidea Foundation.

### Credits

Responsible for strategic planning in the area of credit risk management and control, overseeing the assessment of the creditworthiness of major groups, the planning and implementation of excellent processes and tools for the loan approval process, monitoring and recovery, and the management of major loan restructuring.

### Administration

Administration, which includes Purchasing and Accounts, is responsible for managing the Group's centralised purchasing processes, optimising operating expenses, accounting and tax compliance, reports to regulatory authorities, compliance with respect to the Group's equity investments and the oversight of operating risks. Administration also includes the Group's centralised production company (UPA).

## Planning and Finance

Planning and Finance, which includes Group Finance, is responsible for the activities of Asset and Liability Management, the management of **Group Treasury**, and the holding company's planning and control activities. This Department is also responsible for co-ordinating planning at Group level, Investor Relations, Mergers and Acquisitions, the management of market risk, the consolidation of overall risk and the related process of capital allocation.

## Human Resources and Organisation

Human Resources and Organisation is responsible for supporting the Group's strategic and organisational development and optimising the human capital of the Parent Company and individual entities by providing the capacity to recruit, keep and develop high quality human resources and ensuring the close, consistent management of payroll costs. This department provides the entire Group with a consistent organisational structure, development and management policies for human resources, the optimal management and development of key employees and individuals with high potential, and the management of industrial relations in Italy and questions of labour law.



Human Resources and Organisation is responsible for co-ordinating the Group's reorganisation projects, overseeing Group processes with a high degree of inter-business activity, and the processes of the Parent Company, overseeing the quality of growth in order to guide the evolution of the Group's operating model towards quality customer service, managing physical security at the Group level, and managing and maintaining Group property (through functional co-ordination of the Group's real estate companies).

# Human Resources

## Changes in Personnel

As at 31 December 2003, UniCredito Italiano had 1,556 employees, a decrease of 124 employees over the previous year. This change was due to:

- a decrease of 234 employees who moved to the newly created companies UCI Real Estate SpA and Cordusio Immobiliare on 1 April 2003 as a result of the transfer to these companies of the business segments responsible for the management of the Group's strategic and non-strategic property portfolio ;
- an increase of 110 employees resulting from the personnel rationalisation activities that took place after 31 December 2002 as part of the final implementation of the S3 reorganisation (these activities reduced the number at the UniCredit Banca subsidiary and resulted, among other things, in more effective placement of human resources at the Parent Company), as well as the arrival of 32 employees as a result of the acquisition of On-Banca .

This staff increase corresponded to the creation of a similar number of new jobs to cover the need for positions in staff, business and co-ordination/guidance, and strengthening the units responsible for the development/co-ordination of the initiatives in Eastern Europe.

These results were achieved while continuing the early retirement programme for senior employees by providing incentives to those entitled to a pension.

For 2003, the average number of staff, determined on the basis of end-of-month figures, was 1,582 employees, of which 95 were part time employees.

Changes in the number and composition of staff by category are provided in the table below.

| CATEGORIES | 31.12.2003 | | 31.12.2002 | | Change overall |
|---|---|---|---|---|---|
| | Total | of which: outside Italy | Total | of which: outside Italy | |
| Senior managers | 184 | 34 | 168 | 26 | + 16 |
| 4th and 3rd level executives | 538 | 77 | 536 | 76 | + 2 |
| 2nd and 1st level executives | 203 | 12 | 205 | 8 | - 2 |
| Remaining staff | 631 | 153 | 771 | 165 | - 140 |
| **Total** | **1,556** | **276** | **1,680** | **275** | **- 124** |
| *of which: part time staff* | *96* | | *104* | | *- 8* |

The tables below provide a breakdown of personnel by seniority and age category.

As regards credentials, 36% of the staff of UniCredito Italiano has a university degree (primarily in economics, banking and law). If only Senior Managers and Managers are taken into account, the percentage of those holding a university degree is 48%.

Women represented 37% of total staff.

| COMPOSITION BY SENIORITY | 31.12.2003 | | 31.12.2002 | |
|---|---|---|---|---|
| | Number | % | Number | % |
| Up to 10 years | 563 | 36.2% | 496 | 29.5% |
| From 11 to 20 years | 282 | 18.1% | 364 | 21.7% |
| From 21 to 30 years | 512 | 32.9% | 648 | 38.6% |
| Over 30 years | 199 | 12.8% | 172 | 10.2% |
| **Total** | **1,556** | **100.0%** | **1,680** | **100.0%** |

| COMPOSITION BY AGE | 31.12.2003 Number | % | 31.12.2002 Number | % |
|---|---|---|---|---|
| Up to 30 | 122 | 7.8% | 110 | 6.6% |
| From 31 to 40 | 435 | 28.0% | 434 | 25.8% |
| From 41 to 50 | 658 | 42.3% | 729 | 43.4% |
| Over 50 | 341 | 21.9% | 407 | 24.2% |
| **Total** | **1,556** | **100.0%** | **1,680** | **100.0%** |

With regard to training, managerial development, the Group's employee shareholding programme, industrial relations, the environment and safety at work, please refer to the Consolidated Report and the Social and Environmental Report.

# Main Operating Areas

## Foreign Commercial Operations

### *Branches and Representative Offices Abroad*

In 2003 the mission of the international network did not change. The branches and representative offices ensure that support is provided to all customers of Group banks. This mission does not exclude participation in transactions with customers not closely connected with the Group, provided that the returns and risk levels are consistent with the strategic goals of the Holding Company.

The international network continued to support the activities of Correspondent Banking in accordance with the Group's centralised administration policy.

In 2003, the number of branches remained unchanged (7) while the number of representative offices decreased (11) following closure of the Prague office.

### *Correspondent Banking*

The expansion of the international correspondent network, the conclusion of significant new co-operation agreements in emerging markets (including with Bank of East Asia of Hong Kong, the purpose of which is to cover the Chinese market), combined with the Trade & Export Finance activities, provided further support to business related to foreign trade and the process of internationalisation of Italian companies.

In addition, in 2003 UCI further expanded the number of payment systems in which it participates by joining EBA/STEP2, the first centre of the future European ACH (Automated Clearing House), for offset of payments among EU countries.

## Global Investor Services

### *Custody and Settlement Activities*

In 2003, the creation of the Global Investor Services group further expanded the offer of "post-trading" services. Custody and Settlement activities were bolstered by the offer of international services and Global Custodian services for smaller domestic or foreign entities.

The start of the new securities settlement system, which experienced difficult times in the market, did not cause particular problems for staff who maintained the level of service offered to customers.

Custodian Bank activities grew as a result of increases in the assets managed, which occurred partly as a result of being awarded several mandates in the Pension Funds sector, (FONDAPI, Eurofer, Prevaer, Prevedi, Edilpre). The award of the mandate by Cassa di Previdenza dei Dottori Commercialisti merits special notice. The particular nature of the structure of the mandate, which involves a significant number of Asset Managers and makes the Group responsible for outsourcing of some important functions, may in fact represent a new threshold for service offered in the area of Administrative and Custody Services.

Finally, the Correspondent Bank role benefited from being awarded international mandates. In addition, a letter of intent was signed in this area with a nationally known broker for the distribution of approximately 40 SICAVs through its very widespread network of offices.



## Corporate Group Treasury & Capital Markets

As a result of the start-up of the Group model based on Segment Banks, Corporate Group Treasury and Capital Markets (CGT & CM) is responsible for the following activities:

- Participation in interbank markets and payment system circuits;
- The hedging of interest rate and liquidity risk through the use of derivative and cash instruments;
- The supply of securities for repo transactions with customers.

In 2003 CGT & CM's business volume in the E-MID market declined from the previous year. Considering maturities under a year, Treasury brokered total volumes of approximately €202.6 billion compared to €288.2 billion in 2002. In terms of market share, these volumes confirm CGT & CM's position as a leading player, with a share of about 4.5%. The decrease in the E-MID market activities described above was more than offset by an increased share of interbank liquidity in the over-the-counter market.

CGT & CM is present in the principal euro settlement systems, through which it settled a total amount of €3,400 billion during 2003. It also participated actively in the new global system, Continuous Linked System Settlement (CLSS), for foreign currency transactions, settling transactions for its own account and on behalf of UniCredit Banca Mobiliare (UBM) in the amount of approximately €100 billion.

In 2003, the participation of CGT & CM in the weekly auctions of the European Central Bank generated volumes of €48.6 billion, essentially unchanged from the levels of the previous year (€50.3 billion). Refinancing transactions were concentrated in the latter half of the year, with €29.4 billion (€28.4 in 2002) compared to €19.2 billion in the first half (€21.9 in 2002). The amount awarded increased significantly as a percent of the total assigned in Italy, up from 32% in 2002 to 38% in 2003, confirming the position of CGT & CM as a primary player. As a percentage of refinancing transactions carried out by the ECB in the entire euro area, the share declined, from 1.6% in 2002 to 0.9% in 2003.

## Loans to customers

### Loans to Customers

At 31 December 2003 loans to customers totalled €13,149 million, or about 12% of assets, substantially in line with the previous year's total. There was an increase in performing loans that offset the marked reduction in repo transactions.

(€ million)

| DUE FROM CUSTOMERS | Amounts as at | | Change | |
|---|---|---|---|---|
| | 31.12.2003 | 31.12.2002 | amount | % |
| Performing loans | 13,074 | 12,582 | + 492 | + 3.9% |
| Non-performing loans | 14 | 23 | - 9 | - 39.1% |
| REPO transactions | 61 | 648 | - 587 | - 90.6% |
| **Total loans to customers** | **13,149** | **13,253** | **- 104** | **- 0.8%** |
| *of which: - Units operating in Italy* | *11,522* | *9,893* | *+ 1,629* | *+ 16.5%* |
| *- Units operating abroad* | *1,627* | *3,360* | *- 1,733* | *- 51.6%* |

The increase of approximately 16% in loans to customers by units operating in Italy was due mainly to an increase in loans to Group companies (Locat, UCI Real Estate and Cordusio Immobiliare, UCI Factoring and UNI Riscossioni).

The decrease in foreign branches' loans was mainly the result of the performance of the foreign currencies against the euro (appreciation of approximately 20% against the US dollar and 10% against the British pound), the repositioning of the activities of the Luxembourg branch (where there was a significant reduction in repo transactions), and of a selection of the loan portfolio (including through disposals on the secondary market) which is consequently more focused on Italian and New Europe-related relationships.

## Bad and doubtful debts

### Asset Quality

The book value of total bad and doubtful debts to customers, which were concentrated primarily in foreign branches, was €85 million. This was a decrease of €61 million from the previous year, more than half of which was related to doubtful loans. In addition to this amount, there were loans to countries at risk and other doubtful loans to banks of € 34 million, unchanged compared to 2002.

(€ million)

| ASSET QUALITY | Amounts as at | | Change | |
|---|---|---|---|---|
| | 31.12.2003 | 31.12.2002 | amount | % |
| Non-performing loans | 14 | 23 | - 9 | - 39.1% |
| Doubtful loans | 49 | 85 | - 36 | - 42.4% |
| Restructured loans | 2 | 2 | - | |
| Loans to countries at risk | 20 | 36 | - 16 | - 44.4% |
| **Total bad and doubtful loans - customers** | **85** | **146** | **- 61** | **- 41.8%** |
| Performing loans | 13,064 | 13,107 | - 43 | - 0.3% |
| **Total loans to customers** | **13,149** | **13,253** | **- 104** | **- 0.8%** |
| Other bad and doubtful loans: | | | | |
| *Loans to high risk countries – banks* | 33 | 33 | - | |
| *Other doubtful loans – banks* | 1 | 1 | - | |

More specifically, non-performing loans were down by €9 million (–39.1%) due to collections and writedowns during the period. The significant reduction in doubtful loans (–€36 million, or 42.4%) resulted from significant collections (approximately €78 million) which more than offset new positions for the year (€46 million). However, the reduction in loans to high risk countries (–€16 million, or 44.4%) was largely the result of the effect of the depreciation of the dollar against the euro and the removal of some countries from the list of those considered high risk. For further details on changes in doubtful loans, and in related writedowns, see the Notes to the Accounts.

In view of the fact that performing loans were essentially stable, total bad and doubtful loans as a percentage of total loans to customers was 1.08% at face value and 0.65% at book value, down by almost half from the beginning of the year from 2.12% and 1.10%, respectively.

## Customer Deposits

Deposits from customers and securities in issue rose to €35,578 million, an increase of €10,160 million over the end of 2002. Foreign branches accounted for approximately 77% of this total, and units operating in Italy for the remaining 23%.

More specifically, amounts due to customers totalled €6,793 million, up from the previous year (€5,359 million), while securities in issue totalled €28,785 million, compared to €20,059 million at the end of 2002.

Of the increase of approximately 27% in amounts due to customers, approximately one–third is attributable to the Foreign branches, where repo transactions decreased but third party customer deposits increased. The remainder is the result of an increase in deposits by Italian customers.

The increase in securities in issue resulted mainly from additional certificates of deposit issued by the foreign operating units (London and New York branches) as part of integrated liquidity management.

(€ million)

| DEPOSITS FROM CUSTOMERS AND IN THE FORM OF SECURITIES | Amounts as at | | Change | |
|---|---|---|---|---|
| | 31.12.2003 | 31.12.2002 | amount | % |
| Due to customers | 6,793 | 5,359 | + 1,434 | +26.8% |
| Securities in issue | 28,785 | 20,059 | + 8,726 | +43.5% |
| **Total deposits from customers and securities in issue** | **35,578** | **25,418** | **+ 10,160** | **+40.0%** |
| *of which: - Units operating in Italy* | *8,281* | *6,594* | *+ 1,687* | *+25.6%* |
| *- Units operating abroad* | *27,297* | *18,824* | *+ 8,473* | *+45.0%* |



### Further Details of Deposits

At 31.12.2003 amounts due to customers consisted almost entirely of current accounts, while securities in issue included an increase in the share accounted for by certificates of deposit from 79% in 2002 to approximately 83% in the current year. In the breakdown by currency, the euro as a percentage of total deposits (customer deposits and securities in issue) was 42%.

## Securities Portfolio and Interbank Position

### Structural Liquidity

The Parent Company's role includes, among others, centralisation of the deposit and loan flows of that Banks that have excess liquidity or liquidity needs.

This role becomes clear from the substantial amount of securities issued by Group companies in the investment portfolio and from interbank activities, which, particularly as regards assets, show a strong concentration of loans to the Banks and Companies of the Group.

### Securities Portfolio

The securities portfolio totalled €18,473 million, which was €2,059 million over the comparable figure at year–end 2002 as a result of the significant increase in investment securities (up by €1,823 million), and a smaller increase in trading securities (up by €236 million).

(€ million)

| SECURITIES PORTFOLIO | Amounts as at | | Change | |
|---|---|---|---|---|
| | 31.12.2003 | 31.12.2002 | amount | % |
| Investment Securities | 15,697 | 13,874 | + 1,823 | +13.1% |
| Trading securities | 2,776 | 2,540 | + 236 | +9.3% |
| - Debt securities | 2,486 | 2,269 | + 217 | +9.6% |
| - Equities | 290 | 271 | + 19 | +7.0% |
| **Total investment and trading securities** | **18,473** | **16,414** | **+ 2,059** | **+12.5%** |
| *of which: - Units operating in Italy* | *17,302* | *12,362* | *+ 4,940* | *+40.0%* |
| *- Units operating abroad* | *1,171* | *4,052* | *- 2,881* | *-71.1%* |

The change in the total was due largely to the combined effect of the increase of the units operating in Italy (up by €4.9 billion), due essentially to the increase in investment securities, and to the decrease in the securities portfolio of the foreign branches, caused essentially by the contraction at the Luxembourg branch (down by €2.5 billion in investment securities).

## Portfolio Composition

The investment portfolio, which was €15,697 million, consisted of €2,383 million of Italian government securities, €13,164 million of other debt securities and €150 million of equities. Other securities included securities of Group companies of €11,975 million, securities resulting from securitisation transactions of about €267 million, and from restructured credit lines of €45 million.

As at 31 December 2003, trading securities totalled €2,776 million (up €236 million over the previous year), and, in the area of debt securities, consisted of government securities totalling about €715 million (€1,091 million at the end of 2002) and other securities totalling €1,771 million (€1,178 at the end of the previous year) including securities resulting from securitisation transactions of €1,258 million and equities of €290 million.

See the details provided in the Notes to the Accounts, Part A) – Section 1 ("Description of accounting policies") and Part B) – Section 2 ("Securities") for the criteria used for the valuation of securities and for classifying items as investment or trading securities.

## Interbank Position

The net interbank position increased by more than €6 billion in 2003, rising from €1,212 million at the end of 2002 to €7,314 million in 2003.

The significant change in the net interbank position resulted from a considerable increase in loans to banks (up by €6.9 billion over the year), mainly Group companies, and a very small increase in the amount due to banks (up by €0.8 billion).

(€ million)

| INTERBANK POSITION | Amounts as at | | Change | |
|---|---|---|---|---|
| | 31.12.2003 | 31.12.2002 | amount | % |
| Loans to banks | 59,263 | 52,352 | + 6,911 | +13.2% |
| *Units operating in Italy* | *57,494* | *49,542* | *+ 7,952* | *+16.1%* |
| *Units operating abroad* | *1,769* | *2,810* | *-1,041* | *-37.0%* |
| Due to banks | 51,949 | 51,140 | + 809 | +1.6% |
| *Units operating in Italy* | *47,953* | *45,270* | *+ 2,683* | *+5.9%* |
| *Units operating abroad* | *3,996* | *5,870* | *- 1,874* | *-31.9%* |
| **Net interbank position** | **7,314** | **1,212** | **+ 6,102** | |
| *of which: - Units operating in Italy* | *9,541* | *4,272* | *+ 5,269* | |
| *- Units operating abroad* | *-2,227* | *-3,060* | *+ 833* | |

The role of the Parent Company, as described above, is reflected in the dealings with Group banks, with an increase in assets of approximately €6,081 million over the previous year (from €47,130 to €53,211 million), and a decrease in liabilities of about €5,021 million (from €36,298 to €31,277 million).



## Equity investments

As at 31 December 2003, equity investments totalled €14,773 million, with an increase of €2,626 million over 31 December 2002.

(€ million)

| EQUITY INVESTMENTS | Amounts as at | | Change | |
|---|---|---|---|---|
| | 31.12.2003 | 31.12.2002 | amount | % |
| Equity investments | 3,150 | 1,885 | + 1,265 | +67.1% |
| Equity investments in Group companies | 11,623 | 10,262 | + 1,361 | +13.3% |
| **Total equity investments** | **14,773** | **12,147** | **+ 2,626** | **+21.6%** |

As described in the Consolidated Report, which may be consulted for additional information, numerous transactions were carried out during the year to consolidate and strengthen the Group's competitive position. A brief description is provided below of the main initiatives reflected in the changes of the Group's portfolio.

### New Initiatives

In February 2003, following the issuance of the necessary authorisations by the appropriate authorities, UniCredito Italiano finalised the purchase of 85.16% of Zivnostenska Banka A.S., a Czech bank listed on the Prague stock exchange, at a price of €174 million. In addition, in accordance with current Czech law, a mandatory residual purchase offer (in two stages) was launched for 14.84% of the shares of Zivnostenska

Banka that were still outstanding at a price of 4,759 Czech korunas (about €149) per share, which is equivalent to the price paid by UniCredit to acquire a controlling interest. The purchase offer was concluded after 170,566 shares, equal to 12.54% of the authorised capital, had been tendered, bringing UniCredit's share to 97.70% with an additional overall payment of €25.8 million.

In May UniCredito Italiano also acquired control of Demir Romlease, a Romanian leasing company in which it already held a stake of 36.33%, by purchasing a stake of 45.55% from the "Romanian Financial Investment Company SIF Muntenia" fund (27.18%) and the International Finance Corporation (18.37%) through a payment of €2.2 million.

In July, UniCredito Italiano signed an agreement with ING Groep N.V. as part of a competitive auction to purchase a direct controlling interest (100%) in ING Sviluppo Finanziaria SpA, (the holding company that owns controlling interests in ING Sviluppo Fiduciaria SIM, ING Employee Benefits SpA, ING Investment Management Italia SGR SpA, ING Agenzia Assicurative SpA and ING Sviluppo Investimenti SIM, a company operating in the asset gathering sector with approximately 750 financial consultants), and the retail and private banking activities of ING Bank N.V. The purchase of ING Sviluppo Finanziaria was finalised on 1 December, following the issuance of the expected authorisations, at a total price of €102.1 million.



## Transactions with Group companies

In July UniCredito Italiano, which at 30 June held an interest of 87.94% in Locat SpA, launched a public offer for the remaining outstanding shares at a unit price of €0.90. The offer, which was aimed at delisting Locat shares, was concluded on 5 August, when unrestricted shares representing 7.421% of capital stock were tendered, and involved a disbursement of €36.5 million (upon the conclusion of the offer, UniCredito held a 94.78% stake in Locat). In addition, 2.2 million restricted shares were delivered pursuant to the offer, whose transfer and payment will take place upon the expiration of the respective restrictions (September 2003/2004/2005). As of the end of last September, following the expiry of the restriction of 648,400 Locat shares, UniCredito Italiano purchased these shares, raising its share in the subsidiary to 94.90%. In February 2004, as reported in the chapter on Subsequent Events, a Residual Public Offer was launched.

During the year capital was injected into the following Group companies:

- Pioneer Global Asset Management SpA, which increased its capital in July by €496 million, intended partly to cover losses as at 31 December 2002 (€260 million), due to the writedown of equity investments (in particular Pioneer Investment Management Usa Inc), and partly (€236 million) to stabilise the financial/equity position of the company;
- UniCredito Italiano Bank (Ireland) Plc, €105 million, through the conferral of guaranteed securities (so-called Brady bonds). The capital increase became necessary to further expand operations and maximise the profitability of the portfolio transferred.
- UniCredit Servizi Informativi SpA (USI), €24 million, to provide the company, which will assume the role

of the Group's only IT centre, with the financial resources needed for the purchases, concluded at the beginning of April, of the Xplatform computer platform from Xelion Banca SpA and the business segment related to Clarima Banca S.p.A's corporate computer system;

- Xelion Banca, a total of €300 million, of which €220 million was a capital increase and €80 million was to cover losses. The capital increase was carried out to provide the subsidiary with the appropriate financial resources to purchase and implement the integration with the ING sub–conglomerate, and to cover the resulting commitments and financial costs, and to strengthen equity in the long term;
- UniCredit Romania, €9.5 million, in order to strengthen the subsidiary's equity structure.

As part of the reorganisation of the property portfolio described in detail in the chapter "Other information" of the consolidated report, capital injections were carried out in the form of transfers of strategic properties in an amount of €8.4 million and non–strategic properties for €226 million to the newly founded UniCredit Real Estate SpA and Cordusio Immobiliare SpA, respectively.

On 1 June 2003 the transfer of control of UniCredit Clarima Banca to UniCredit Banca was concluded, in order to enable efficient development of the credit and debit card business (by Clarima Banca) and "point–of–sale credit" (by UniCredit Banca).



## Transactions involving non–Group companies

The principal transactions involving non–Group companies, which are described in the chapter on equity investments in the consolidated report, consisted of the purchase of a stake of 3.53% in Assicurazioni Generali (€977 million), which was reduced during the year to 3.52% as a result of a share issue offered only to employees, of the capital increase of Edipower (€100 million), the purchase of a stake in Fidis through Synesis Finanziaria (€92.7 million), the purchase of a stake of 7.35% in Consortium (€53.3 million), the capital increase of Olimpia (€64.7 million) and the purchase of a stake of 2% in IKB Deutsche Industriebank A.G. (€29 million).

## Divestitures

For information regarding divestitures, of which the Commerzbank transaction is the most significant, reference should be made to the consolidated report. In addition, in the context of the reorganisation of the Group's presence in Croatia, there was also the sale of CR Trieste Banca dd, following the purchase from minority shareholders of the remaining stakes held by them (19.80%), with a payment of approximately €3 million, to Zagrebacka banka, for the amount of approximately €17 million. The latter then absorbed CR Trieste Banca d.d. at the end of May.

### Writedowns and write-backs

Equity investments showed writedowns, net of write-backs, of €62 million (writedowns of €66 million and write-backs of €4 million). The higher amount refers to the writedown of UniCredit Xelion Banca (€52.3 million) to conservatively adjust book value to net equity.

### Performance of Group Subsidiaries

A summary of the operating performance of the main companies in the various operating areas of the Group is provided in the Report on the Consolidated Accounts, which should be reviewed for further information.

## Shareholders' Equity, Subordinated Debt and Capital Ratios

### Shareholders' Equity

As at 31 December 2003 shareholders' equity was €11,852 million compared to €11,058 million at the end of the previous year. The increase was attributable to net profit for the period, partly offset by the distribution of dividends for 2002 and the allocation to the reserve for donations.



(€ million)

| | |
|---|---|
| **Shareholders' equity as at 31.12.2002** | **11,058** |
| Increases: | |
| Net profit for the period | 1,793 |
| Decreases: | |
| Dividends distributed | -995 |
| Allocation to donation fund | -4 |
| **Shareholders' equity as at 31.12.2003** | **11,852** |

For further details on changes in shareholders' equity see the Notes to the Accounts (Part B, Section 8).

### Subordinated Debt

In light of the Group's adequate capitalisation, there were no new issues of subordinated debt during the year. Taking into account repayments of €828 million and the negative effect of exchange rates of approximately €73 million on transactions denominated in dollars, subordinated debt totalled €6,874 million, compared to €7,775 at the end of 2002.

Finally, bearing in mind the maturity dates of outstanding loans, the amount that may be included for the determination of capital for regulatory purposes was €6,267 million (of which €896 million was Tier 1 capital) compared to €6,556 million at year-end 2002.

## Capital for Regulatory Purposes and Ratios

Thus capital for regulatory purposes was €16,618 million (of which €11,367 million was Tier 1 capital) compared to €16,053 million as at 31.12.2002.

The capital ratio, which is obtained by dividing regulatory capital by total risk–weighted assets, was 30.5%, an almost meaningless indicator that reflects the particular equity structure of the Company.

The capital ratio relating to credit–risk–weighted assets only was 31.6%, with weighted assets of approximately €50 billion, an increase of 22.2% compared to the previous year.

(€ million)

| RISK ASSETS | 31.12.2003 | | 31.12.2002 | |
|---|---|---|---|---|
| | Amount weighted | % | Amount weighted | % |
| **Balance sheet items:** | | | | |
| Cash and collateralised loans | 24 | .. | 41 | 0.1 |
| Loans to the public sector, central banks and multilateral banks | 79 | 0.2 | 102 | 0.2 |
| Other loans to banks or investment companies | 13,397 | 25.5 | 10,162 | 23.6 |
| Other loans to individual customers: | | | | |
| - Residential mortgages | - | - | - | - |
| - other loans | 15,847 | 30.2 | 13,245 | 30.8 |
| Equity investments weighted at 200% | 1,649 | 3.1 | 35 | 0.1 |
| Stock, equity investments, subordinated assets and other assets | 17,191 | 32.7 | 16,659 | 38.8 |
| **TOTAL CASH–RELATED ASSETS** | **48,187** | **91.7** | **40,244** | **93.6** |
| **Off–balance sheet items** | | | | |
| Guarantees given, commitments and derivative contracts | 4,492 | 8.6 | 2,908 | 6.8 |
| *less: Doubtful outcomes and capital losses* | *-146* | *-0.3* | *-176* | *-0.4* |
| **TOTAL RISK ASSETS** | **52,533** | **100.0** | **42,976** | **100.0** |

# Profit and Loss Account

## Operating Profit

The extraordinary transactions performed in 2002 do not allow for a meaningful comparison with the operating results of the previous year. In fact, the Profit and Loss Account of UniCredito Italiano SpA for 2002 includes the results for the first six months of the companies taken over under the S3 project (Rolo, Cariverona, CRT, Cassamarca, Caritro, CRTrieste, Credit Carimonte). Moreover, it was not until 1 July 2002, after the transfer of the banking division to UniCredit Banca, that the equity and operating structure of the holding company became basically comparable to the 2003 structure. Therefore, for purposes of comparison, the table below shows the 2002 profit and loss account without the profits from the first half of the banks merged.

(€ million)

| OPERATING PROFIT | 2003 | 2002 restated | 2002 merged companies | 2002 historical [1] |
|---|---|---|---|---|
| Interest income | 2,739 | 1,878 | 2,130 | 4,008 |
| Interest expense | -2,887 | -2,062 | -921 | -2,983 |
| *Net interest* | *-148* | *-184* | *1,209* | *1,025* |
| Dividends from non-group companies | 192 | 75 | 61 | 136 |
| **NET INTEREST INCOME** (excl. Group co. dividends) | **44** | **-109** | **1,270** | **1,161** |
| Commission income | 105 | 118 | 654 | 772 |
| Commission expense | -35 | -56 | -52 | -108 |
| *Net commissions* | *70* | *62* | *602* | *664* |
| Trading profit (loss) | 52 | -14 | 101 | 87 |
| **Net non–interest income** | **122** | **48** | **703** | **751** |
| **TOTAL REVENUES** (excl. Group co. dividends) | **166** | **-61** | **1,973** | **1,912** |
| Payroll costs | -235 | -216 | -540 | -756 |
| Other administrative expenses | -241 | -249 | -362 | -611 |
| Other operating expenses | -47 | -36 | -57 | -93 |
| Other operating income | 178 | 191 | 218 | 409 |
| Writedowns of tangible and intangible fixed assets | -35 | -59 | -58 | -117 |
| **Operating expenses** | **-380** | **-369** | **-799** | **-1,168** |
| **OPERATING PROFIT** (excl. Group co. dividends) | **-214** | **-430** | **1,174** | **744** |
| Dividends from Group companies[1] | 1,857 | 1,480 | 30 | 1,510 |
| **OPERATING PROFIT** | **1,643** | **1,050** | **1,204** | **2,254** |

1. 2002 figures are stated, for the sake of consistency, net of accrued tax credits on dividends (equal to €533 million).

Before analysing this information, it is worth noting that the changes in some items were influenced by other factors of an extraordinary nature. Specifically:

- the modification of the equity structure of the holding company between the first and second half of 2002 positively affected the interest margin;
- the transfer of properties to UniCredit Real Estate and to Cordusio Immobiliare on 1 April 2003 resulted in a significant reduction in writedowns of fixed assets and in other operating income (the rental income component);
- However, these effects were largely offset within operating costs, given that other operating income, which

includes expense reimbursements and those on services rendered to other Group companies, are, in the restatement, deducted from expenses;

- the way in which the S3 project was performed lowered dividend levels in 2002, compared to 2003, in an amount indicatively equal to the amount theoretically accrued on profits for the first half of 2002 of the banking division, which was spun off on 1 July 2002 (obviously already included in the first half results of the merged banks). In order to remove the results of this effect, the main operating profits are stated net of dividends from Group companies.

## Net Interest Income

Net interest income was €44 million, resulting from net interest expense of €148 million and dividends of €192 million received from non-Group companies.

The net interest generated by the Parent Company improved significantly mainly as a result of benefits derived from favourable interest rate trends, despite an increase in the negative gap between fixed assets (excluding securities) and capital and reserves compared to 2002 (€2,964 million compared to €2,266 million in 2002). This item also benefited from the decrease in the cost of hedging foreign currency profits of the subsidiaries and from lower expenses on subordinated debt, which decreased by approximately €900 million compared to December 2002.



With regard to dividends, the portion related to Group companies was €1,857 million, which are detailed in the Notes to the Accounts, while €192 million was from other equity investments. The increase in the latter compared to historical 2002 (up by approximately €56 million) was due mainly to the higher contribution from capital allocation optimisation transactions and higher dividends from new equity investments in the portfolio (such as Generali), net of lower amounts received on equity investments divested during the year.

## Banking and other non–interest income

Net commissions were €70 million, an increase over the prior period of approximately €8 million, and resulted from increased activity in Depository Bank and Custody and Settlement services for securities for Group and non–Group companies. In addition, the commission income earned essentially from the commercial activities of the operating units abroad was offset by the commission expenses of the Group Treasury, which were paid mainly on the asset management mandate granted to Pioneer.

Trading profits amounted to €52 million compared to the loss of €14 million in the prior period, which reflected the effect of the fluctuation of the zloty on the equity investment in Bank Pekao to the extent not hedged against foreign exchange risk. In 2003 this item consisted of €37 million from currencies and €15 million from other transactions.

Banking and other non–interest income totalled €122 million, a net improvement compared to the prior period, as a result of the higher contribution from trading and net commissions.

## Operating Expenses

Taking into account cost recoveries, operating expenses totalled €380 million, compared to €369 million in restated 2002.

Payroll costs went from €216 million in 2002 to €235 million in 2003, an increase of 8.8%. Of this increase, 2.3% was attributable to compensation and allocations to the internal Pension Fund reserves of the Parent Company, 2.2% to the foreign network (where there was an increase in management personnel assigned to New Europe, and a decrease in non–management personnel at the traditional foreign branches). The remaining 4.3% was due to usual contractual and operational events (application of national collective labour agreement tables, which resulted in 2003 in an increase in compensation under contracts of 1.1% and the knock-on effect of 1.6% due to the increases paid in the last period).

Other administrative expenses decreased by approximately €8 million compared to restated prior period, due mainly to the combined effect of lower independent professional compensation expenses (down by €35.9 million) and lower rental and maintenance expenses (down by €13.1 million), due to the real estate management activities of the holding company such as "Group Service", for only the first quarter of 2003), and partly offset by increased advertising costs (up by €19 million) and increased provision of third party services (up by €23.4 million, of which €9 million was related to UniCredit Produzioni Accentrate and UniCredit Servizi Informativi, and up by €6,4 million to UniCredit Audit).

Net operating income, including recoveries from Group companies, totalled approximately €131 million, down €24 million compared to restated 2002, essentially because of lower recoveries, by €26.5 million, of rental and sub–rental expenses for properties of third parties, lower recoveries from service centres (including ordinary maintenance recoveries) of approximately €6 million, and higher recoveries for Parent Company personnel assigned to other Group companies, of approximately €11 million.

Writedowns of tangible and intangible assets decreased by €24 million as a result mainly of the mentioned spin–off of the property portfolio on 1 April 2003.

## Operating Result

The operating loss net of dividends from Group companies, totalled €214 million, compared to €430 million loss in restated 2002. Including these dividends operating profit was €1,643 million.

## Net profit

For explanatory purposes, the table below shows the steps leading from operating profit to net profit.

(€ million)

| COMPOSITION OF NET PROFIT | Full year | | Change | |
|---|---|---|---|---|
| | 2003 | 2002 [1] | P&L | % |
| **Operating profit** | **1,643** | **2,254** | **– 611** | **–27.1%** |
| **Extraordinary income and charges – net** | **83** | **196** | **– 113** | **–57.7%** |
| Extraordinary income | 153 | 340 | – 187 | –55.0% |
| Extraordinary charges | –70 | –144 | + 74 | –51.4% |
| **Total available** | **1,726** | **2,450** | **– 724** | **–29.6%** |
| **Provisions, writedowns and write–backs** | **–79** | **–724** | **+ 645** | **–89.1%** |
| Provisions for risks and charges | –26 | –54 | + 28 | –51.9% |
| Net writedowns of loans and provisions for guarantees and commitments | 12 | –42 | + 54 | –128.6% |
| Net writedowns of financial investments | –65 | –628 | + 563 | –89.6% |
| **Gross profit** | **1,647** | **1,726** | **–79** | **–4.6%** |
| *of which: Profit before extraordinary items and income tax* | *1,564* | *1,530* | *+ 34* | *+2.2%* |
| Income tax for the year | 146 | –328 | + 474 | –144.5% |
| **Net profit** | **1,793** | **1,398** | **+ 395** | **+28.3%** |

1. 2002 data are stated, for the sake of consistency, net of accrued tax credits on dividends (equal to €533 million).



### Extraordinary Items

The contribution of extraordinary items was €83 million (difference between income of €153 million and charges of €70 million) compared with €196 million in 2002.

The most significant components of this balance are as follows:

- Gains on disposals, net of losses, of €25 million. This amount includes the sales of equity investments worth €13 million (of which €6.7 million was from Intesa Holding Asset Management and €6.5 million from the sale of Kataweb), of real estate worth €3 million, investment securities worth €5 million, and other assets worth the remaining €4 million;
- Surplus over previously created provisions of €48 million (€41 million on tax reserve and €7 on other reserves).
- Charges for early retirement bonuses of €2 million.
- Net positive adjustments on deferred taxes for previous years of €9 million.

## Provisions for Risks and Charges

Provisions for Risks and Changes totalled €26 million compared to €54 million in 2002. Of this amount €17 million was for miscellaneous charges for staff (disputes, early retirement incentives, holidays not taken and other items), and €9 million was a provision to cover projected charges related to disputes and other risks.

## Writedowns of loans and financial investments

Net writedowns of loans and provisions for guarantees and commitments totalled €12 million, and were more than offset by write–backs of €24 million (€15 million of which was from collections). More specifically, there were net write–backs of €8 million on doubtful loans, €5 million of country risk, and €2 million of provisions for guarantees and commitments. Net writedowns of €3 million were taken against non–performing loans.

There were writedowns net of write–backs on financial investments of €65 million, compared to €628 million in the previous year. Of this amount €3 million was for investment securities and €62 million was for equity investments. Of the latter, the largest amount, €52 million, was for the writedown of Xelion Banca.

## Income taxes

Income taxes for the year were a positive figure of €146 million because the increase in prepaid and deferred taxes more than offsets current taxes for the year.



## Net Profit

Net profit, after extraordinary items, provisions, net writedowns and taxes, totalled €1,793 million, compared to €1,398 million last year.

# Other Information

## Powers delegated to Directors

Below is a description of the powers delegated by the Board of Directors by a resolution dated 19 December 2002, as amended and supplemented by a resolution of 23 January 2003, and by the Executive Committee by a resolution dated 13 May 2002, as amended and revised with resolutions dated 20 June 2002, 25 July 2002, 19 December 2002 and 23 January 2003.

**BY THE BOARD OF DIRECTORS**

- **to the Executive Committee**, the power and authority to perform all the operations that the Bank may carry out pursuant to art. 4, paragraph 1 of the Articles of Association, with a number of specifications and restrictions concerning loans, expenses for building, purchasing and restructuring of property and for ordinary expenses and investments necessary for the Bank's operation, for the sale of property, the stipulation of property and goods leasing contracts and rental contracts, the appointment and administration of Personnel, the granting of contributions for recreational, sporting and cultural activities, bonuses for organisational schemes and provisions for Personnel in service and retirees, the provision of donations to charitable or public–interest bodies ;
- **to the Chairman**
  - the right to authorise, at the express request of the Managing Director/CEO, the arrangement on behalf of the latter of a credit facility within a pre–established limit throughout the Bank's network, for the cash payment of bank cheques drawn on other credit institutions .
  - jointly with the Managing Director/CEO, the right to authorise acquisitions/disposals of directly held minority stakes that do not change the Group's structure, and transactions involving the capital of such affiliates that do not require the prior authorisation of the Regulatory Authorities, in both cases for amounts in excess of the spending powers singly exercisable by the Managing Director/CEO, and at any rate, within pre–established limits;
  - jointly with the Managing Director/CEO, the right to express the Company's approval, as Parent Company of the UniCredito Italiano Banking Group, of the acquisitions/disposals of equity investments approved by subsidiaries that do not modify the Group's structure and transactions involving the capital of minority affiliates held by the same subsidiaries that do not require the prior authorisations of the Regulatory Authority, in both cases for amounts in excess of the spending powers singly exercisable by the Managing Director/CEO and at any rate, within pre–established limits;
- **to the Managing Director/CEO**, in addition to the authorities indicated above, to be exercised singly or jointly with the Chairman regarding the transaction amounts, the following powers:
  - to authorise, at the express request of company officers, the arrangement of a credit facility within a pre–established limit throughout the Bank's network, for the cashing of bank cheques drawn on other credit organisations;
  - to express the Company's approval, as Parent Company of the UniCredito Italiano Banking Group, regarding obligations of the representatives of Banks and companies belonging to banking groups, in

relation to transactions pursuant to Art. 136 of Legislative Decree No. 385 of 1/9/1993 and for amounts not in excess of the pre–established limits;
- to grant individual members of staff single signing powers for transactions of a specified nature;
- to represent the Bank as the holder of voting rights in ordinary or extraordinary meetings, including those held abroad, or as the proxy of minority interests or shareholders of those foreign companies.

**BY THE EXECUTIVE COMMITTEE:**

- **to the Chairman**, the right to express his approval – in urgent cases – of transactions for amounts in excess of the pre–established limits for General Management, provided these are under predetermined limits related to loans, dealings in securities and other money market instruments, spending powers, contributions and donations, non–performing loans, watchlist items, restructured loans and loans subject to restructuring, accidents and disputes;
- **to the Managing Director/CEO**, the authority within pre–established limits and with the right to sub–delegate, in all sectors of the Bank's activity, namely: loans; dealings in securities and other money market instruments; treasury activity; foreign exchange; activities relating to pricing; sale of property; spending powers; powers regarding contributions and donations; personnel administration rights; non–performing loans, doubtful loans, restructured loans and loans being restructured, accidents and disputes.



At its meeting of 6 May 2002, the Board of Directors also assigned to the Chairman's Committee (made up of the Chairman of the Board of Directors and the Deputy Chairmen appointed or, if there is no Deputy Chairman in office, made up of designated members of the Board of Directors) the duty of determining, in agreement with the Managing Director/CEO, the development policies and guidelines for strategic and operational plans to be submitted to the Board of Directors.

## ○ Related–party Transactions

In order to ensure full compliance with legislative and regulatory provisions currently in effect as regards disclosure of transactions with related parties, UniCredito Italiano adopted a procedure for determining related party transactions some time ago. According to this procedure, the decision–making bodies provide appropriate information flows, to comply with the obligations set, to the Directors of UniCredito Italiano, as a listed company and the Parent Company of the banking group of the same name. In this regard, during 2003 the Board of Directors of the Company defined the criteria for determining transactions entered into with related parties, consistent with the guidelines provided by Consob in its communication no. 2064231 of 30 September 2002, and granted the Managing Director/CEO the right to issue the guidelines necessary to comply systematically with the aforementioned reporting requirements.

Pursuant to the powers granted, the Managing Director/CEO of UniCredito Italiano established a process for the preparation of the information in question, and its contents, and issued the necessary instructions to the various areas of the Company and to the companies of the UniCredito Italiano Group.

That said, information is provided on infra–group transactions and/or transactions with related parties in general, Italian and foreign, carried out by UniCredito Italiano.

All intra–group transactions were carried out based on assessments of mutual economic benefit, and the applicable conditions were established in accordance with fair dealing criteria, with a view to the common goal of creating value for the entire Group. These transactions were completed, as a rule, under conditions similar to those applied in transactions with unrelated third parties.

The same principle was applied to the rendering of services, in combination with the principle of charging on a minimal basis for these services, simply with a view to recovering the respective production costs.



Specifically, the intra–group financial transactions carried out by UniCredito Italiano constitute normal transactions for a Parent Company of a diverse banking group, and are also related to the concentration under UCI Treasury of memberships in interbank payment systems. These transactions include correspondent relationships, deposits and loans for the banking and other companies.

In addition, agreements were entered into between Group companies regarding the distribution of financial products and/or services or assistance, consulting, or more generally, the provision of services complementary to banking activities.

The table below shows the **assets, liabilities, guarantees and commitments** outstanding as at 31 December 2003, broken down by direct and indirect subsidiaries and those companies subject to significant influence pursuant to Article 19, paragraph 1 of Legislative Decree 87/92.

(€ million)

| | Assets | Liabilities | Guarantees and Commitments |
|---|---|---|---|
| Subsidiaries | 76,642 | 37,250 | 5,733 |
| Companies subject to significant influence | 43 | 36 | .. |

The Notes to Accounts (Part B, Section 3) provide details on existing transactions at the end of the period with subsidiaries and those companies subject to significant influence, as well as the expenses incurred and revenues generated from all transactions completed.

However, intra–group transactions carried out in 2003 and of particular significance from an organisational/corporate standpoint, are presented in the Consolidated Report chapter "Group Corporate Reorganisation", and also in the Equity Investments chapter in this report.

Pursuant to the provisions of applicable regulations, in 2003 no atypical and/or unusual transactions were carried out whose significance/size could give rise to questions regarding the preservation of company assets and the protection of minority shareholders, either with related or other parties.

In addition, during 2003 information documents were prepared in accordance with Article 71 bis of Consob Regulation no. 11971/199, regarding the following transactions:

- partial spin–off of UniCredit Banca SpA in favour of UniCredit Servizi Corporate SpA, UniCredit Servizi Private SpA and Xelion Banca SpA.
- reorganisation of property and of the auditing activities of UniCredito Italiano (transfer of business segments from UniCredito Italiano SpA to UniCredit Real Estate SpA and Cordusio Immobiliare SpA – partial spin–off of UniCredit Banca SpA in favour of UniCredit Real Estate SpA, Cordusio Immobiliare SpA and UniCredit Audit SpA).

Finally, in transactions entered into with entities that perform management, administrative and control functions for the Bank, Art. 136 of Legislative Decree no. 385 of 1/9/93 applies (Consolidated Act regarding banking and lending): obligations of any nature, or sales or purchases, directly or indirectly carried out by the Bank with said entities (whether or not a related party) must be covered by a unanimous resolution of the Board of Directors also unanimously passed by the Statutory Auditors, subject to the abstention obligations established by law. This same procedure also applies to those who perform administrative, management or control functions at a bank or company that is part of the Banking Group, as regards actions carried out with the bank/company or in the case of loan transactions with another Group company or bank. In such cases the transactions are approved by the contracting Bank/Company, in accordance with the procedures described above, subject to the consent of the Parent Company.

Section D of the Notes to Accounts presents the loans and guarantees provided to Directors and Auditors of UniCredito Italiano. In accordance with Article 78 of Consob Regulation no. 11971 of 14/5/99, the compensation paid to said Directors and Auditors is also presented.

In addition, the table below provides a breakdown of the shares of UniCredito Italiano and the subsidiaries held directly or indirectly by Directors and Auditors of the Company, in accordance with the provisions of Article 79 of the aforementioned Consob Regulation.

***Directors', Statutory Auditors' and General Managers' Shareholdings in UniCredito Italiano SpA***

| | | | NUMBER OF SHARES | | | |
|---|---|---|---|---|---|---|
| **Last, first name** | **Company owned** | **Type of stock** | **Held at end of 2002 [1]** | **Acquired during the period** | **Sold during the period** | **Held at end of 2003 [1]** |
| **Directors** | | | | | | |
| Salvatori Carlo [2] | UniCredito It. | Common | 3,836 | 2,005 | 5,841 | - |
| Bellei Franco | UniCredito It. | Common | 50,000 | | | 50,000 |
| Profumo Alessandro | UniCredito It. | Common | 401,340 | 504 [3] | | 401,844 |
| Bertazzoni Roberto | UniCredito It. | Common | 18,589,000 | | | 18,589,000 |
| Calandra Buonaura Vincenzo | UniCredito It. | Common | 17,955 | | | 17,955 |
| indirectly held (through spouse) | UniCredito It. | Common | 19,950 | | | 19,950 |
| Desiderio Giovanni | | | | | | |
| indirectly held (through spouse) | UniCredito It. | Common | 15,000 | | | 15,000 |
| di Canossa Guidalberto | UniCredito It. | Common | 5,617 | | | 5,617 |
| Gnudi Piero | UniCredito It. | Common | 52,907 | | | 52,907 |
| indirectly held (through spouse) | UniCredito It. | Common | 267,050 | | | 267,050 |
| indirectly held (other) | UniCredito It. | Common | 234,000 | | | 234,000 |
| Maramotti Achille | | | | | | |
| indirectly held (other) | UniCredito It. | Common | 114,030,163 | 1,942,000 | | 115,972,163 |
| Negri-Clementi Gianfranco | UniCredito It. | Common | 40,000 | | 10,000 | 30,000 |
| Vaccarino Giovanni | UniCredito It. | Common | 5,000 | | | 5,000 |
| **Statutory auditors** | | | | | | |
| Loli Giorgio | UniCredito It. | Savings | 20,000 | | | 20,000 |
| Nicastro Vincenzo | UniCredito It. | Common | 3,000 | | | 3,000 |

1. Or start/end date of position if not the same as the reference periods indicated.
2. The stock was traded within a segregated account at the decision of the manager and not of the account holder.
3. Allocated as "stock granting" in 2003.

## Security Planning Document

The Security Planning Document required by DPR 318/99 has been prepared and will be updated by 31 March of this year as required by the law, pursuant to rule 19 of appendix B (technical specifications regarding minimum security measures) of Legislative Decree 196/2003.

# Transition to International Accounting Standards (IAS)

## Introduction

European Union Regulation no. 1606 of 19 July 2002 established that starting in 2005, all European Union companies whose equities are listed on a regulated market will be required to submit consolidated financial statements that conform to International Accounting Standards (IAS).

Member states also have the right to require or allow non–listed companies to publish accounts that follow the same set of accounting standards as listed companies, in addition to requiring listed companies to also publish year–end financial statements that conform to international accounting standards.

Said European Union regulation also provides a mechanism for inclusion ("endorsement") of the individual international accounting standards in European legislation. Therefore, pursuant to Regulation no. 1725 of 29 September 2003, the IAS in effect as at 19 July 2002 and their respective interpretations were officially adopted.

The introduction of international accounting standards will result in a significant change in the way companies' results and balance sheets are presented. Current accounting principles, which are based on historical cost, are based mainly on criteria whose purpose is to show financial results actually realised and that can be distributed.

The goal of international accounting standards, however, is to provide information aimed mainly at investors, presenting changes in the economic value of company capital.

The introduction of the concept of "fair value" in the valuation of some items (particularly financial instruments) may result in greater variability of valuations and, therefore, results.

In addition, some valuations performed in accordance with IAS, combined with some accounting presentation differences that will occur the first time IAS are applied, will have a direct impact on shareholders' equity which, unlike today, will effectively become a quantity subject to greater variability.

However, it should be noted that the two international accounting standards (IAS 39 and IAS 32) regarding, respectively, the valuation of financial instruments and the relevant disclosures were the subject of extensive redrafting, which has given rise to broad debate in Europe, especially within the financial community. These two standards have not yet been adopted by the European Union, resulting in incompleteness in the standards. This makes it difficult for the banking and financial sector to quantify the impact of the conversion to IAS.

## The IAS Project within the UniCredito Italiano Group

In order to manage the introduction of international accounting standards, the UniCredito Italiano Group has begun an IAS Project dedicated to studying the effects on the different areas of Group companies and the implementation of the respective operating and procedural modifications.

The staff of the project, which makes use mainly of the skills and capabilities of group personnel, include:

- a Steering Committee: body that will make decisions on the conclusions reached by the work groups under it;
- a Technical Group: body responsible for co-ordination and support of the activities of the individual work groups;
- Work groups: groups that are responsible for studying the new standards, comparing them with local standards, evaluating the effects of the introduction of the new standards, proposing operating solutions and monitoring their implementation and start-up.

Finally, the IAS Project includes significant training activities for the human resources of Group companies.

# Subsequent Events and Outlook

## Equity Investments

As already discussed in the chapter on equity investments, in order to acquire 100% of the authorised capital of Locat, a 94.90% owned subsidiary, at the end of December, the Parent Company issued a Residual Public Offer at the beginning of February for all outstanding shares of the company (26.3 million) and shares that could be issued during the offer period pursuant to the exercise of options (2.5 million shares) at a price per share of €1.024. In response to this Offer, which ended 5 March, a total of 25,746,153 shares were tendered (for total payment of €26.4 million), which took the Group's ownership of Locat to 99.21%. In addition, 50,090 shares were tendered that are restricted until 4 September 2004, and 49,850 shares that are restricted until 4 September 2005, which, together with the restricted shares already tendered in the Public Offer that occurred in August 2003, will raise the ownership percentage to 99.52% when the shares are no longer unrestricted.

Also, as part of the rationalisation plan regarding wholly owned subsidiaries of the Parent Company operating in Ireland in the banking/financial sector (specifically UniCredito Italiano Bank Ireland Plc, Cariverona Ireland Plc and CR Trieste Ireland Ltd) a decision was made to centralise all activities in a single company, UniCredito Italiano Bank Ireland, in order to eliminate overlapping and to pursue greater synergies. Specifically, CR Trieste Ireland will be liquidated (after returning to UniCredit the capital contribution of €36 million and the distribution of 2003 profit and reserves), and Cariverona Ireland will be sold to UniCredito Italiano Bank Ireland (in this case, also, after returning to UniCredit the capital contribution of €199 million, 2003 profits and reserves). At the same time, the shareholders' equity of UniCredito Italiano Bank Ireland will be increased from €635 million to €878 million.



In January 2004 UniCredito Italiano sold to Simest, whose purpose is to hold equity investments in companies outside the European Union, organised or invested in by Italian companies, a stake of 1.22% of Zivnostenska Banka d.d. for the total price of €2.5 million.

## Outlook

The results of the Parent Company in 2004 are not expected to differ significantly from those of 2003, when viewed net of dividends from Group companies, of items of an extraordinary nature in 2003, and of the contribution from the real property spun off at the end of the first quarter of 2003.

Only trading profits are expected to vary to a more significant extent, owing to non–recurring 2003 transactions, and to dividends from non–Group companies that are decreasing mainly as a result of the effect of changes in regulations regarding tax credits.

More specifically, interest income before dividends is stable if, given the structure of assets and liabilities, market rates remain at current levels for the entire first half of 2004 and then rise slightly (around 20 basis points).

Service revenues net of the previously described gains on financial transactions and write–backs on property are projected to remain essentially unchanged.

Operating expenses, net of changes in the scope of consolidation brought about by the transfer of the real property assets, will increase to a limited extent as a result of the policy of careful containment of costs and more efficient use of resources.

Milan, 12 March 2004 THE BOARD OF DIRECTORS



| Chairman | Managing Director/CEO |
|---|---|
| SALVATORI | PROFUMO |

Presentation

Group Consolidated Report and Accounts

Report on Operations

Accounts and Annexes

External Auditors' Report

UniCredito Italiano SpA Report and Accounts

Report on Operations

**Proposal to Shareholders**

Company Accounts and Annexes

Reports and Resolutions

Notes on calculation methods and Glossary

# Proposal to Shareholders

To the Shareholders,

On the basis *inter alia* of the Report on Operations accompanying the accounts, we ask you to approve the accounts of UniCredito Italiano as at 31.12.2003 made up of the balance sheet, profit and loss account and notes to the Accounts, as submitted by the Board of Directors, as a whole and as to the individual items.

With regard to the distribution of net profit:

| | |
|---|---|
| The profit and loss account for 2003 showed net profits of | 1,793,408,373 |

Which we propose to distribute as follows:

| | | |
|---|---|---|
| To the Legal Reserve pursuant to Article 38 of the Articles of Association * | | 123,497,458 |
| To the Reserve pursuant to Legislative Decree 124/93 | | 53,377 |
| To the Reserve connected with the medium-term incentive program for Group staff approved by the Board of Directors | | 11,500,000 |
| To shareholders:<br>- 34.20% of par value amount of 3,147,314,800 (equal to 0.171 for 6,294,629,600 ordinary shares | 1,076,381,661 | |
| - 37.20% - i.e., the 34.20% required for ordinary shares plus a further allotment of 3% of the par value of 10,853,276 in savings shares (equal to 0.186 for each of the 21,706,552 savings shares) | 4,037,419 | 1,080,419,080 |
| A further allocation to Statutory Reserves | | 577,938,458 |
| | | **1,793,408,373** |

* The allocation is less than 10% of net profits because the Legal Reserve has reached the maximum amount provided for by law (Article 2430 of the Civil Code).

It should be noted that following the corporation tax reforms brought about by Legislative Decree No. 344/2003, the allocation of a tax credit on distributed profits is no longer provided for.

It should also be noted that for the entire amount of net income for which the distribution is proposed, the "full" or "ordinary" tax credit is applicable to shareholders where due to them under the dividend taxation system applicable at the time of receipt (entities whose accounting year does not coincide with the calendar year).

Milan, 12 March 2004

THE BOARD OF DIRECTORS

Chairman
SALVATORI

Managing Director/CEO
PROFUMO

332


**Presentation**

**Group Consolidated Report and Accounts**

Report on Operations

Accounts and Annexes

External Auditors' Report

**UniCredito Italiano SpA Report and Accounts**

Report on Operations

Proposal to Shareholders

**Company Accounts and Annexes**

Reports and Resolutions

Notes on calculation methods and Glossary

# Company Accounts and Annexes


| | |
|---|---|
| **Introduction** | **334** |
| **Company Accounts** | **337** |
| Balance Sheet | 338 |
| Profit and Loss Account | 341 |
| **Notes to the Accounts** | **343** |
| Part A - Accounting Principles | 344 |
| Part B - Notes to the Balance Sheet | 350 |
| Part C - Notes to the Profit and Loss Account | 414 |
| Part D - Other Information | 427 |
| **Annexes** | **433** |

# Introduction

To our Shareholders:

As is customary, the Accounts as at 31 December 2003, which we submit for your approval, were prepared using conservative valuation criteria and in accordance with legal provisions, with a constant focus on the need to provide, for the sake of formality and content, due clarity and a true and accurate representation of the company's balance sheet, profit and loss account and operating performance.

The 2003 accounts, which were prepared pursuant to the provisions of Legislative Decree No. 87 dated 27 January 1992 (which was enacted to implement EEC Directive 86/635), and in accordance with the Banca d'Italia Order dated 15 July 1992 as amended, consist of the balance sheet, profit and loss account and notes to Accounts, and are accompanied by the annual report provided previously.

## Accounts

It should also be noted that due to the following extraordinary transactions:



- the merger by incorporation of Banca CRT, Cariverona Banca, Cassamarca, Caritro, CR Trieste, Rolo Banca 1473 and Credit Carimonte, completed on 1 July 2002;
- the subsequent transfer of the Italian banking division to the subsidiary Credito Italiano (which was renamed "UniCredit Banca"), also completed on 1 July 2002;
- the merger by incorporation of OnBanca completed on 31 December 2002.
- the transfer of the "property" division, which took place on 1 April 2003, as part of the programme to reorganise the Group's property holdings, to "UniCredit Real Estate" and "Cordusio Immobiliare";

UniCredito Italiano SpA Accounts as at 31 December 2003 are not comparable with those of the previous fiscal year; therefore, we have exercised the option pursuant to Legislative Decree 87/92 not to compare the results for the fiscal year ended 31 December 2003 with those of 2002.

However, in order to provide more information, the annexes contain the accounts for 31 December 2003 compared with those of 31 December 2002 for UniCredito Italiano in the form in which they were originally prepared.

In accordance with applicable law, the accounts have been prepared in euros and rounded to the nearest euro.

## Notes to the Accounts

The Notes to the Accounts include information deemed necessary in order to provide a true and fair view of the company's situation, in addition to presenting all the information required by law, by Banca d'Italia, and by CONSOB (the Italian Securities and Exchange Commission).

The Notes to the Accounts, if not otherwise specified, contain figures in thousands of euros and are structured as follows:

Part A - Accounting Principles
Part B - Notes to the Balance Sheet
Part C - Notes to the Profit and Loss Account
Part D - Other Information

## Annexes

The following documents are included in the annexes:

- Comparison of the Accounts as at 31 December 2003 with the Accounts as at 31 December 2002;
- Statement of changes to internal pension funds;
- Information on reserves and funds;
- Information on tax credits;
- List of properties (art. 10 of Law no. 72/83).

# Company Accounts and Annexes

Company Accounts
Notes to the Accounts
Annexes

# Company Accounts

**Accounts as at 31 December 2003**


| | |
|---|---|
| Balance Sheet | 338 |
| Profit and Loss Account | 341 |

# Balance Sheet as at 31 December 2003

(amounts in euros)

| Assets | | |
|---|---|---|
| 10. **Cash and deposits with central banks and post offices** | | **49,215,208** |
| 20. **Treasury notes and similar securities eligible for refinancing at central banks** | | **322,369,726** |
| 30. **Loans to banks:** | | **59,262,859,659** |
| a) On demand | 9,369,901,873 | |
| b) Other loans | 49,892,957,786 | |
| 40. **Loans to customers:** | | **13,148,940,106** |
| *of which:* | | |
| *- loans with third-party deposits received in administration* | - | |
| 50. **Bonds and other debt securities:** | | **17,710,519,577** |
| a) Of government issuers | 2,977,097,755 | |
| b) Of banks | 12,748,887,206 | |
| *of which:* | | |
| *- investment and trading securities* | *2,619* | |
| c) Of financial institutions | 1,471,695,946 | |
| *of which:* | | |
| *- investment and trading securities* | - | |
| d) Of other issuers | 512,838,670 | |
| 60. **Shares, interests and other equity securities** | | **440,030,720** |
| 70. **Equity investments** | | **3,149,932,660** |
| 80. **Equity investments in Group companies** | | **11,622,959,440** |
| 90. **Intangible fixed assets** | | **23,992,002** |
| *of which:* | | |
| *- Start-up costs* | - | |
| *- Goodwill* | - | |
| 100. **Tangible fixed assets** | | **19,184,430** |
| 130. **Other assets** | | **5,782,819,901** |
| 140. **Accrued income and prepaid expenses** | | **976,946,505** |
| a) Accrued income | 651,538,012 | |
| b) Prepaid expenses | 325,408,493 | |
| *of which:* | | |
| *- issue discount on securities* | *8,490,270* | |
| **Total assets** | | **112,509,769,934** |

(amounts in euros)

## Liabilities and Shareholders' Equity

| | | | |
|---|---|---|---|
| **10.** | **Due to banks:** | | **51,949,345,050** |
| | a) On demand | 27,704,434,652 | |
| | b) On term or with notice | 24,244,910,398 | |
| **20.** | **Due to customers:** | | **6,793,339,273** |
| | a) On demand | 1,784,669,506 | |
| | b) On term or with notice | 5,008,669,767 | |
| **30.** | **Securities in issue:** | | **28,784,730,745** |
| | a) Bonds | 4,942,460,793 | |
| | b) Certificates of deposit | 23,842,204,193 | |
| | c) Other securities | 65,759 | |
| **50.** | **Other liabilities** | | **4,278,626,072** |
| **60.** | **Accrued liabilities and deferred income:** | | **700,962,367** |
| | a) Accrued liabilities | 530,438,444 | |
| | b) Deferred income | 170,523,923 | |
| **70.** | **Reserve for employee severance pay** | | **39,516,216** |
| **80.** | **Reserves for risks and charges:** | | **1,221,695,606** |
| | a) Reserve for pensions and similar obligations | 433,335,498 | |
| | b) Taxation reserve | 403,275,541 | |
| | c) Other reserves | 385,084,567 | |
| **90.** | **Reserve for possible loan losses** | | **14,822,434** |
| **100.** | **Fund for general banking risks** | | **116,884,808** |
| **110.** | **Subordinated debt** | | **6,874,322,606** |
| **120.** | **Capital** | | **3,158,168,076** |
| **130.** | **Issue premiums** | | **3,308,638,624** |
| **140.** | **Reserves:** | | **3,198,289,655** |
| | a) Legal reserve | 508,136,157 | |
| | b) Reserve for own shares or interests | - | |
| | c) Statutory reserves | 1,015,472,183 | |
| | d) Other reserves | 1,674,681,315 | |
| **150.** | **Revaluation reserves** | | **277,020,029** |
| **160.** | **Retained earnings (losses)** | | **-** |
| **170.** | **Net profit** | | **1,793,408,373** |
| **Total liabilities and shareholders' equity** | | | **112,509,769,934** |

## Guarantees and commitments

| | | | |
|---|---|---|---|
| **10.** | **Guarantees given** | | **5,327,226,760** |
| | *of which:* | | |
| | *- Acceptances* | *6,637,443* | |
| | *- Other guarantees* | *5,320,589,317* | |
| **20.** | **Commitments** | | **6,892,522,153** |
| | *of which:* | | |
| | *- For sales with repurchase obligation* | - | |



Managing Director/CEO
PROFUMO

Chief Accountant
LECCACORVI

340

# Profit and Loss Account 2003

(amounts in euros)

| | | | |
|---|---|---|---|
| 10. | Interest income and similar revenues | | 2,739,464,380 |
| | *of which:* | | |
| | *- On loans to customers* | *334,375,657* | |
| | *- On debt securities* | *1,228,697,367* | |
| 20. | Interest expense and similar charges | | 2,886,913,633 |
| | *of which:* | | |
| | *- On amounts due to customers* | *176,332,128* | |
| | *- On securities in issue* | *493,700,138* | |
| 30. | Dividends and other revenues: | | 2,048,830,018 |
| | a) On shares, interests and other equity securities | 130,375,801 | |
| | b) On equity investments | 61,091,599 | |
| | c) On equity investments in Group companies | 1,857,362,618 | |
| 40. | Commission income | | 104,896,910 |
| 50. | Commission expense | | 35,469,943 |
| 60. | Trading profit (loss) | | 51,979,998 |
| 70. | Other operating income | | 178,318,497 |
| 80. | Administrative costs: | | 475,684,926 |
| | a) Payroll costs | 235,038,731 | |
| | *of which:* | | |
| | *- Wages and salaries* | *152,753,901* | |
| | *- Social security contributions* | *42,498,494* | |
| | *- Severance pay* | *9,377,312* | |
| | *- Pensions and similar benefits* | *27,745,887* | |
| | b) Other administrative costs | 240,646,195 | |
| 90. | Writedowns of intangible and tangible fixed assets | | 35,199,077 |
| 100. | Provisions for risks and charges | | 25,763,179 |
| 110. | Other operating expenses | | 47,613,090 |
| 120. | Writedowns of loans and provisions for guarantees and commitments | | 12,279,950 |
| 130. | Write-backs to loans and provisions for guarantees and commitments | | 24,263,626 |
| 140. | Provisions to loan loss reserves | | - |
| 150. | Writedowns of financial investments | | 80,668,472 |
| 160. | Write-backs of financial investments | | 16,315,547 |
| **170.** | **Profit before extraordinary items and income tax** | | **1,564,476,706** |
| 180. | Extraordinary income | | 153,614,335 |
| 190. | Extraordinary charges | | 70,333,634 |
| **200.** | **Extraordinary income (charge) – net** | | **83,280,701** |
| 220. | Income tax for the year | | -145,650,966 |
| **230.** | **Net profit** | | **1,793,408,373** |

Managing Director/CEO
PROFUMO

Chief Accountant
LECCACORVI

# Company Accounts and Annexes

Company Accounts

Notes to the Accounts

Annexes

# Notes to the Accounts


**Part A) Accounting Principles**

| | | | |
|---|---|---|---|
| Section | 1 | Description of Accounting Policies | 344 |
| Section | 2 | Tax-related writedowns and provisions | 349 |

**Part B) Notes To The Balance Sheet**

| | | | |
|---|---|---|---|
| Section | 1 | Loans and advances | 350 |
| Section | 2 | Securities | 355 |
| Section | 3 | Equity investments | 359 |
| Section | 4 | Tangible and intangible fixed assets | 371 |
| Section | 5 | Other assets | 373 |
| Section | 6 | Deposits | 375 |
| Section | 7 | Reserves | 377 |
| Section | 8 | Capital, reserves, fund for general banking risks and subordinated debt | 385 |
| Section | 9 | Other liabilities | 391 |
| Section | 10 | Guarantees and Commitments | 392 |
| Section | 11 | Concentration and distribution of assets and liabilities | 400 |
| Section | 12 | Asset management and trading on behalf of third parties | 412 |

**Part C) Notes To The Profit And Loss Account**

| | | | |
|---|---|---|---|
| Section | 1 | Interest | 414 |
| Section | 2 | Commission | 415 |
| Section | 3 | Trading profits | 417 |
| Section | 4 | Administrative expense | 418 |
| Section | 5 | Writedowns, writebacks and provisions | 419 |
| Section | 6 | Other Profit and Loss items | 423 |
| Section | 7 | Other notes to the Profit and Loss Account | 426 |

**Part D) Other Information**

| | | | |
|---|---|---|---|
| Section | 1 | Directors and Auditors | 427 |
| Section | 2 | Stock Options | 428 |
| Section | 3 | Cash-flow statement | 430 |
| Section | 4 | Parent Company or European Union Parent Company Bank | 431 |

# Part A - Accounting Principles

## Section 1 DESCRIPTION OF ACCOUNTING POLICIES

The accounting policies are in line with those used for the preparation of the Accounts as at 31.12.2002.

In accordance with legislative provisions, assets and liabilities reported in accounts and as "off balance sheet" items are valued separately; however, interrelated assets and liabilities are valued in a consistent manner.

A connection is made between related hedging transactions.

## 1. Loans - Guarantees and Commitments

### Loans

Loans are valued at their estimated realisable value, which also takes into account market prices, when available, on the basis of:

a) the debtors' solvency;
b) debt servicing difficulties in countries where debtors reside.

As regards customers, the estimated realisable value is determined on the basis of a careful assessment of all elements characterising borrower performance, and also taking into account information available on the balance sheet, operating performance and financial condition of debtors.

Consideration is also given to the nature of business performed, the degree of risk of the particular type of credit facility, and any guarantees issued.

The following should be noted regarding the various categories of "bad and doubtful debts":

- **Non-performing loans** are those loans that have formally deteriorated, and consist of exposure to customers finding themselves in a state of insolvency, even if not determined by a court, or in similar situations: valuation is performed on a specific basis;
- Doubtful loans are defined as loans to borrowers finding themselves in temporary difficulties which it is estimated will be resolved within a reasonable period: they are primarily valued on a general basis using historical and statistical data, and on a specific basis when detailed information makes this advisable;
- Loans to countries at risk, i.e., to central governments, banks or customers established in countries having difficulties servicing their debt are valued on a general basis using the same percentages as those calculated by the industry, and such loans are subject to periodic review with regard to the countries to include in this area and the degree of the writedown to be applied; when detailed information makes this advisable, general writedowns are supplemented by specific writedowns;
- Consolidated or restructured exposure or exposure subject to possible consolidation or restructuring represent exposure to counterparties with which agreements have been or are being concluded that call for

the granting of a moratorium of debt repayment and the simultaneous renegotiation of below-market terms and rates, the conversion of a portion of the loans into shares and/or potential principal write-offs: they are valued on a specific basis with the inclusion in writedowns of the present value of the charge resulting from any renegotiated rates and terms, which are lower than the related cost of funds.

Bad and doubtful debts are identified by individual portfolio managers responsible for the relationships. They operate using powers delegated to them employing specialised scoring systems, which analyse the performance of the relationships.

A centralised unit is responsible for monitoring and overseeing the entire customer portfolio.

With regard to performing loans to customers, general writedowns are applied to exposure on the basis of their inherent risk.

### Guarantees and Commitments

Guarantees given and commitments assumed by the Bank that entail credit risk are reported at the overall amount of the commitment assumed and are valued using the same criteria as for loans.

Estimated losses from the valuation of guarantees and commitments are covered by appropriate provisions.

If the reasons giving rise to the writedowns or provisions relating to loans and advances, guarantees and commitments are no longer applicable in whole or in part, the necessary write-backs are made.

## 2. "Off Balance Sheet" Securities and Transactions (other than those involving foreign currencies)

### 2.1 Investment securities

Securities that are classified as financial fixed assets are valued at purchase cost adjusted as applicable for any writedowns necessary to account for the permanent deterioration of the solvency of the issuer and the ability to repay the debt by the country of residence of such issuer, unless there are appropriate guarantees.

All or part of the writedowns carried out are eliminated when the reasons which gave rise to them no longer apply.

Cost is determined using the principle of "weighted-average rolling cost" on a daily basis. This is adjusted using the so-called "trading spread", that is the applicable portion of the difference between the acquisition cost and the higher or lower repayment value at maturity (including the issuance spread), which is increased or decreased by the interest generated by the securities.

## 2.2 Trading securities

Securities not valued as financial fixed assets are valued:

a) at market value, if listed on regulated markets;
b) at the lower of cost or market value, if not listed on regulated markets.

Cost is determined using the principle of "weighted moving average cost" on a daily basis adjusted for the applicable portion, during the period, of the issuance premium/discount on the securities (net of the withholding accrued until the application of Legislative Decree 239/96).

Market value is determined as follows:
a) for securities listed on regulated Italian and foreign markets, using the price reported on the last significant working day of the period;
b) for securities not listed on regulated Italian and foreign markets, using the estimated realisable value.

Reference is made to the following measures to determine the latter value:
- market performance for similar securities listed on regulated Italian and foreign markets;
- the discounting of future cash flows on the basis of projected market returns;
- the solvency of issuers;
- any difficulty servicing debt in countries where issuers reside;
- other information that can be determined objectively.



## 2.3 "Off Balance Sheet" Transactions

"Off balance sheet" transactions (other than those for foreign currencies) of a long-term nature, are valued at contract value, regardless of whether they refer to outstanding cash or forward securities contracts or to derivative contracts with an underlying security.

"Off balance sheet" transactions (other than those for foreign currencies) of a short-term nature, are entered using the following criteria:

a) Outstanding cash and forward securities contracts :
- if the underlying assets are securities listed on regulated markets, they are valued at market value, meaning the price determined at the end of the period for maturities corresponding to those transactions being valued;
- if the underlying assets are securities that are not listed on regulated markets, at the lower of contract value and market value for purchases, and at the higher of the above values for sales. To determine market value, reference is made to the criteria reported as a part of the valuation of unlisted "trading" securities, and to the paragraph above;

b) Derivative contracts, which have underlying securities, or which are tied to interest rates, indices or other assets
- if held as a part of trading portfolios, they are valued on the basis of market values defined as follows:
  - for contracts listed on regulated markets, the respective prices;

– for other contracts, the values obtained by referring to parameters that are listed or available on normally utilised information channels at the international level, and in any event, determined objectively;

• if held for hedging purposes, they are treated in the same way as the assets or liabilities hedged. Thus:
  – if they are related to interest-bearing assets or liabilities and valued at cost/face value (e.g., deposits or investment securities), the derivative contracts are also valued at cost, and the differentials/margins that are settled/accrued during the period flow to interest-comparable income (expense) whenever interest generated by the assets or liabilities hedged is recorded, in the case of specific hedging instruments; or based on the contract term, if hedging is general (in the latter case, for futures or options on securities or interest rates, reference is made to the term of the underlying security, even if this is notional, and for forward rate agreements, to the period in relation to which the interest differential is calculated);
  – if the assets or liabilities are interest bearing but are reported at market value (e.g. portfolios of trading securities):
    - the differentials settled or accrued flow to interest, with the exception of those related to single-flow contracts with underlying assets having a life of over one year (e.g. futures and options), which are instead allocated to trading profits or losses;
    - derivative contracts are also subject to valuation, but only to the extent of the portion of differentials accruing, and the results flow to trading profits or losses;
  – finally, if the assets or liabilities hedged are not interest bearing and are reported at market value (e.g., stocks), the derivative contracts used for hedging (options, futures) are also reported at market value, and the results of the valuation flow to trading profits (losses).

For greater clarification on operations for issuing covered warrants (traded by TradingLab Banca SpA), it should be noted that:
• Covered Warrants issued (options sold) listed on regulated Italian or foreign markets are valued at the price reported on the last significant working day of the period;
• Covered Warrants purchased for hedging purposes by TradingLab are valued, for consistency, at the same price as the covered warrants issued.

## 3. Equity Investments

Equity investments, which constitute financial fixed assets since they are held in the company's assets as permanent investments, are valued at purchase cost including ancillary costs (for the purchase of significant parcels). This amount is adjusted by any writedowns needed to incorporate any permanent loss of value or any writedowns prudentially applied to take into account, among other things, any capital reductions of the companies and market performance (and any reductions in prices for equity investments in the form of listed stocks).

All or part of the writedowns carried out are eliminated when the reasons which gave rise to them no longer apply.

## 4. Assets and liabilities in foreign currencies (including "off-balance-sheet" transactions)

Assets and liabilities denominated in foreign currencies are valued at the spot exchange rate on the date the period ends.

Financial fixed assets, which are not hedged overall or individually on the spot or forward market, are valued at the exchange rate in effect on their purchase date.

This does not apply to equity investments which, at the time of acquisition, were hedged on the spot or forward markets and for which – during 2003 – it was decided not to renew the hedging, which are valued at the average rate of exchange for acquisition of the currency concerned.

Off balance sheet foreign currency transactions are valued as follows:
- spot transactions to be settled, at the spot exchange rate in effect on the date the period ends;
- forward transactions (outright or resulting from repurchase agreements):
  - if entered into for trading reasons, at the forward exchange rate in effect for corresponding maturities;
  - if entered into for hedging purposes, at the spot exchange rate in effect on the date the period ends.



In fact, with regard to the latter, in line with the approach for determining forward prices, it was deemed appropriate to treat them as financial transactions equivalent to the underlying asset: deposits in the respective currencies and spot exchange transactions. Thus, the operating structure governed by this approach manages the two components of risk separately:
- that related to the "base", by systematically allocating it to the spot exchange position;
- that related to interest differentials, by reporting it in an appropriate position that treats margins in the same way as interest on deposits, that is on an accrual basis.

Other off balance sheet transactions in the form of derivative contracts, are reported at market value if held in portfolios made up of trading securities, or, in line with the assets or liabilities hedged if held for hedging purposes, in accordance with the approach already noted in point 2.3/b.

## 5.Tangible Fixed Assets

Tangible fixed assets are reported at cost including ancillary costs, plus any further incremental expenses, with the exception of revaluations made by law.

The cost of tangible fixed assets, the use of which is limited over time, is depreciated on a straight-line basis in accordance with their remaining useful life.

Any tangible fixed assets, which, at the end date of the period, have experienced a permanent reduction in value, which is lower than the cost or value described above, are reported at such lower value.

## 6.Intangible fixed assets

Goodwill is amortised over five years.

The cost of patents, intellectual property rights and licenses, trademarks and similar rights and assets, is regularly amortised each period based on their remaining useful life.

Start-up and expansion costs, research and development costs and other multi-year costs are amortised over a period not to exceed five years.

The value of intangible fixed assets is reduced in the event of permanent losses of value.

## 7.Other aspects

Amounts due to banks and customers and deposits received in administration are reported at face value.

Securities in issue consisting of bonds, certificates of deposit and bank drafts are also reported at face value, while zero coupon or one-coupon bonds are posted at issuance value increased by the annual capitalisation.



# Section 2 TAX-RELATED WRITEDOWNS AND PROVISIONS

### 2.1 Writedowns made solely in accordance with tax laws.

None.

### 2.2 Provisions made solely in accordance with tax laws

None.

It should be noted that the residual balance of the "Loan loss reserves" – equal to 14.8 million euro – relates to potential risks and that said reserves were established in 2000 with respect to principal, in order to obtain the tax benefits (37% IRPEG only, in the absence of IRAP taxable income) under paragraph 3, Article 71 of Presidential Decree 917/86 (prior to the changes made by Legislative Decree 344/2003).

## Section 1 LOANS AND ADVANCES

The breakdown by counterparty of the Group's loan portfolio, is as follows:

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| **10. Cash and deposits with central banks and post offices** | **49,215** |
| **30. Loans to banks** | **59,262,860** |
| **40. Loans to customers** | **13,148,940** |
| **Total** | **72,461,015** |

### Item 10 "Cash and Deposits with Central Banks and Post Offices"

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| Notes and coin | 48,745 |
| Deposits at Banca d'Italia and central banks | 470 |
| **Total** | **49,215** |



### 1.1 Detail of Item 30 "Loans to banks"

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| a) Loans to central banks | 2,415,904 |
| b) Securities eligible for refinancing at central banks | - |
| c) Repo transactions | |
| ordinary transactions | 1,691,742 |
| for securities received on loan | 132,616 |
| d) Stock lending | 43,736 |

## 1.2 Loans and advances to banks

€ '000

| | AMOUNTS AS AT 31.12.2003 | | |
|---|---|---|---|
| | GROSS EXPOSURE | TOTAL WRITEDOWNS | NET EXPOSURE |
| **A. Bad and doubtful loans** | **57,705** | **23,859** | **33,846** |
| A.1 Non-performing loans | 21,808 | 20,871 | 937 |
| A.2 Doubtful loans | - | - | - |
| A.3 Loans subject to restructuring | - | - | - |
| A.4 Restructured loans | - | - | - |
| A.5 Unsecured loans to countries at risk * | 35,897 | 2,988 | 32,909 |
| **B. Performing loans** | **59,229,014** | **-** | **59,229,014** |
| **Total** | **59,286,719** | **23,859** | **59,262,860** |
| ** Including loans subject to writedown of:* | *15,699* | | |

## 1.3 Changes in bad and doubtful debts - banks

€ '000

| | NON-PERFORMING LOANS | DOUBTFUL LOANS | LOANS SUBJECT TO RESTRUC-TURING | RESTRUC-TURED LOANS | UNSECURED LOANS TO COUNTRIES AT RISK |
|---|---|---|---|---|---|
| **A. Initial gross exposure** | **21,600** | **-** | **-** | **-** | **41,005** |
| *A.1 of which: for overdue interest* | - | - | - | - | - |
| **B. Increases** | **727** | **-** | **-** | **-** | **27,185** |
| B.1 Transfers from performing loans | - | - | - | - | - |
| B.2 Overdue interest | - | - | - | - | - |
| B.3 Transfers from other categories of bad and doubtful debts | - | - | - | - | - |
| B.4 Other increases | 727 | - | - | - | 27,185 |
| **C. Decreases** | **519** | **-** | **-** | **-** | **32,293** |
| C.1 Transfers to performing loans | - | - | - | - | - |
| C.2 Write-offs | - | - | - | - | 2,243 |
| C.3 Recoveries | - | - | - | - | .. |
| C.4 Sales proceeds | - | - | - | - | - |
| C.5 Transfers to other categories of bad and doubtful debts | - | - | - | - | - |
| C.6 Other decreases | 519 | - | - | - | 30,050 |
| **D. Final gross exposure** | **21,808** | **-** | **-** | **-** | **35,897** |
| *D.1 of which: for overdue interest* | - | - | - | - | - |

## 1.4 Changes in total writedowns on loans to banks

€ '000

| | NON-PERFORMING LOANS | DOUBTFUL LOANS | LOANS SUBJECT TO RESTRUC-TURING | RESTRUC-TURED LOANS | UNSECURED LOANS TO COUNTRIES AT RISK | PERFORMING LOANS |
|---|---|---|---|---|---|---|
| **A. Initial total writedowns** | **20,612** | **-** | **-** | **-** | **7,956** | **-** |
| *A.1 of which: for overdue interest* | - | - | - | - | - | - |
| **B. Increases** | **733** | **-** | **-** | **-** | **1,005** | **-** |
| B.1 Writedowns | 733 | - | - | - | 1,005 | - |
| *B.1.1 of which: for overdue interest* | - | - | - | - | - | - |
| B.2 Use of loan loss reserves | - | - | - | - | - | - |
| B.3 Transfers from other loan categories | - | - | - | - | - | - |
| B.4 Other increases | - | - | - | - | - | - |
| **C. Decreases** | **474** | **-** | **-** | **-** | **5,973** | **-** |
| C.1 Write-backs from assessments | - | - | - | - | 2,574 | - |
| *C.1.1 of which: for overdue interest* | - | - | - | - | - | - |
| C.2 Write-backs from recoveries | - | - | - | - | - | - |
| *C.2.1 of which: for overdue interest* | - | - | - | - | - | - |
| C.3 Write-offs | - | - | - | - | 2,243 | - |
| C.4 Transfers to other categories of bad and doubtful debts | - | - | - | - | - | - |
| C.5 Other decreases | 474 | - | - | - | 1,156 | - |
| **D. Final total writedowns** | **20,871** | **-** | **-** | **-** | **2,988** | **-** |
| *D.1 of which: for overdue interest* | - | - | - | - | - | - |

## Item 30 "Loans to banks"

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| **a) On demand:** | |
| Deposits | 7,184,145 |
| Loans | 54,008 |
| Current accounts for services rendered | 2,131,749 |
| | **9,369,902** |
| **b) Other loans:** | |
| Loans to central banks | 2,415,904 |
| Deposits | 27,177,572 |
| Loans | 747,873 |
| Non-performing loans | 937 |
| Repo transactions | 1,824,358 |
| Stock lending | 43,736 |
| Bills and notes discounted | 41,705 |
| Subordinated assets | 30,855 |
| Other types of loans | 17,610,018 |
| | **49,892,958** |
| **Total** | **59,262,860** |

## 1.5 Detail of Item 40 "Loans to customers"

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| a) Securities eligible for refinancing at central banks | - |
| b) Repo transactions | |
| ordinary transactions | 60,996 |
| for securities received on loan | - |
| c) Stock lending | - |

## 1.6 Secured loans to customers

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| **a) By mortgages** | **-** |
| **b) By charges over:** | |
| 1. Cash deposits | 8,981 |
| 2. Securities | 206,079 |
| 3. Other valuables | 30,671 |
| | **245,731** |
| **c) By guarantees provided by:** | |
| 1. Governments | - |
| 2. Other public entities | - |
| 3. Banks | 49,090 |
| 4. Other entities | - |
| | **49,090** |
| **Total** | **294,821** |

## 1.7 Loans and advances to customers

€ '000

| | AMOUNTS AS AT 31.12.2003 | | |
|---|---|---|---|
| | GROSS EXPOSURE | TOTAL WRITEDOWNS | NET EXPOSURE |
| **A. Bad and doubtful debts** | **143,222** | **58,438** | **84,784** |
| A.1 Non-performing loans | 59,983 | 46,194 | 13,789 |
| A.2 Doubtful loans | 57,183 | 8,533 | 48,650 |
| A.3 Loans subject to restructuring | - | - | - |
| A.4 Restructured loans | 2,376 | - | 2,376 |
| A.5 Unsecured loans to countries at risk * | 23,680 | 3,711 | 19,969 |
| **B. Performing loans** | **13,086,647** | **22,491** | **13,064,156** |
| **Total** | **13,229,869** | **80,929** | **13,148,940** |

| | | | |
|---|---|---|---|
| ** Including loans subject to writedown of:* | *23,680* | | |

## 1.8 Changes in bad and doubtful debts - customers

€ '000

| | NON-PERFORMING LOANS | DOUBTFUL LOANS | LOANS SUBJECT TO RESTRUCTURING | RESTRUCTURED LOANS | UNSECURED LOANS TO COUNTRIES AT RISK |
|---|---|---|---|---|---|
| **A. Initial gross exposure** | **86,544** | **149,735** | **-** | **2,376** | **45,010** |
| *A.1 of which: for overdue interest* | 28 | - | - | - | - |
| **B. Increases** | **947** | **47,355** | **-** | **-** | **-** |
| B.1 Transfers from performing loans | 432 | 46,150 | - | - | - |
| B.2 Overdue interest | - | - | - | - | - |
| B.3 Transfers from other categories of bad and doubtful debts | - | - | - | - | - |
| B.4 Other increases | 515 | 1,205 | - | - | - |
| **C. Decreases** | **27,508** | **139,907** | **-** | **-** | **21,330** |
| C.1 Transfers to performing loans | - | - | - | - | - |
| C.2 Write-offs | 9,904 | 42,968 | - | - | |
| C.3 Recoveries | 3,688 | 77,737 | - | - | - |
| C.4 Sales proceeds | - | - | - | - | - |
| C.5 Transfers to other categories of bad and doubtful debts | - | - | - | - | - |
| C.6 Other decreases | 13,916 | 19,202 | - | - | 21,330 |
| **D. Final gross exposure** | **59,983** | **57,183** | **-** | **2,376** | **23,680** |
| *D.1 of which: for overdue interest* | - | - | - | - | - |



## 1.9 Changes in total writedowns on loans to customers

€ '000

| | NON-PERFORMING LOANS | DOUBTFUL LOANS | LOANS SUBJECT TO RESTRUCTURING | RESTRUCTURED LOANS | UNSECURED LOANS TO COUNTRIES AT RISK | PERFORMING LOANS |
|---|---|---|---|---|---|---|
| **A. Initial total writedowns** | **63,656** | **64,428** | **-** | **-** | **8,821** | **22,955** |
| *A.1 of which: for overdue interest* | 28 | - | - | - | - | - |
| **B. Increases** | **3,124** | **8,129** | **-** | **-** | **215** | **-** |
| B.1 Writedowns | 3,034 | 6,514 | - | - | 215 | - |
| *B.1.1 of which: for overdue interest* | - | - | - | - | - | - |
| B.2 Use of loan loss reserves | 90 | 1,615 | - | - | - | - |
| B.3 Transfers from other loan categories | - | - | - | - | - | - |
| B.4 Other increases | - | - | - | - | - | - |
| **C. Decreases** | **20,586** | **64,024** | **-** | **-** | **5,325** | **464** |
| C.1 Write-backs from assessments | - | 25 | - | - | 3,897 | - |
| *C.1.1 of which: for overdue interest* | - | - | - | - | - | - |
| C.2 Write-backs from recoveries | 693 | 14,156 | - | - | - | - |
| *C.2.1 of which: for overdue interest* | - | - | - | - | - | - |
| C.3 Write-offs | 9,904 | 42,968 | - | - | - | 257 |
| C.4 Transfers to other categories of bad and doubtful debts | - | - | - | - | - | - |
| C.5 Other decreases | 9,989 | 6,875 | - | - | 1,428 | 207 |
| **D. Final total writedowns** | **46,194** | **8,533** | **-** | **-** | **3,711** | **22,491** |
| *D.1 of which: for overdue interest* | - | - | - | - | - | - |

## Item 40 "Loans to customers"

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| Bills and notes discounted | 33,622 |
| *of which: securities eligible for refinancing at central banks* | - |
| Current accounts | 165,029 |
| Medium-term loans and mortgages | 1,001,398 |
| Loans | 504 |
| Other non-overdraft lending | 11,829,430 |
| Non-performing loans | 13,789 |
| Repo transactions | 60,996 |
| Stock lending | - |
| Customer subordinated assets | 41,281 |
| Other types of loans | 2,891 |
| **Total** | **13,148,940** |

## Section 2 SECURITIES

Securities held in portfolio included:

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| **20. Treasury notes and similar securities eligible for refinancing at central banks** | **322,370** |
| **50. Bonds and other debt securities** | **17,710,520** |
| **60. Shares, interests and other equity securities** | **440,031** |
| **Total** | **18,472,921** |
| *of which: Investment securities* | *15,696,792* |

The criteria used for distinguishing investment securities remained unchanged from the previous period.

Thus, based on the framework resolutions passed by the Board of Directors:

- **Investment securities** consist of medium or long-term securities, which, on the basis of their characteristics and purpose, are held as permanent investments. They can be broken down into four components: the first three are for securities administered by General Management, and the fourth consists of securities held by units operating abroad.

The procedures for using the assets in each of the four components are indicated below.

- ***Investment portfolio***

  Investment securities in the traditional sense, which are held as a permanent investment; a size limitation has been set for this component of € 4,600 million.

- ***Portfolio to optimise the group's capital structure***

This portfolio is used to hold purchases of those bonds issued by other group entities for the sole purpose of ensuring compliance with the capital requirements imposed by the Supervisory Authorities. Due to the special nature of this grouping, no size limits were set in absolute or relative terms.

- ***Portfolio resulting from restructured credit facilities***

This portfolio is the result of restructured credit facilities, and is used to hold bonds resulting from the restructuring of credit facilities, which may be implemented through the conversion to bonds of the bank's exposure to resident and foreign customers. Due to the special nature of this grouping, no size limits were set in absolute or relative terms.

- ***Portfolio of securities held by foreign branches***

This portfolio consists of securities held by units operating abroad for which a limit has been set of € 5,000 million.

• The sole purpose of **trading securities** is to rapidly reconfigure assets and liabilities and invest the group's surplus liquidity. The limit is € 7,750 million.



## 2.1 Investment Securities

€ '000

| | AMOUNTS AS AT 31.12.2003 | |
|---|---|---|
| | BOOK VALUE | MARKET VALUE |
| **1. Debt securities** | **15,547,152** | **15,794,399** |
| 1.1 Government securities | 2,383,117 | 2,661,460 |
| - listed | 2,383,117 | 2,661,460 |
| - unlisted | - | - |
| 1.2 Other securities | 13,164,035 | 13,132,939 |
| - listed | 188,177 | 188,600 |
| - unlisted | 12,975,858 | 12,944,339 |
| **2. Equity securities** | **149,640** | **149,483** |
| - listed | 1,800 | 1,726 |
| - unlisted | 147,840 | 147,757 |
| **Total** | **15,696,792** | **15,943,882** |

Please refer to Part A) of the Notes to Accounts, Section 1 "Description of Accounting Policies" for the policy used to determine market value.

**Comparison between book values and current market values** indicates a potential capital gain of €247,090,000 at the end of 2003.

Moreover, it should be noted that to hedge a portion of investment securities, derivative contracts were created, which at the end of the period show a net loss of €203,079,000. Taking these losses into account, the portfolio under review posted a net capital gain of €44,011,000 in terms of market value at the end of 2003.

**The differences between redemption and book value for fixed and variable-rate investment debt securities**, broken down by similar categories, are as follows:

€ '000

| | AMOUNTS AS AT 31.12.2003 | | |
|---|---|---|---|
| | REDEMPTION VALUE * | BOOK VALUE | DIFFERENCE |
| Long-term treasury bonds | 1,249,911 | 1,272,337 | -22,426 |
| Treasury certificates | 361,357 | 361,514 | -157 |
| Other Italian government securities | 750,000 | 749,265 | +735 |
| Other bonds | 13,224,832 | 13,164,036 | +60,796 |
| **Total** | **15,586,100** | **15,547,152** | **+38,948** |

* Redemption value is used to indicate face value.

## 2.2 Changes in investment securities in the year

€ '000

| | UNITS OPERATING IN ITALY | UNITS OPERATING ABROAD | TOTAL |
|---|---|---|---|
| **A. Opening balance** | **9,822,619** | **4,051,695** | **13,874,314** |
| **B. Increases** | **5,519,731** | **2,394,850** | **7,914,581** |
| B.1 Purchases | 5,460,643 | 2,382,735 | 7,843,378 |
| B.2 Write-backs | 8,157 | 4,106 | 12,263 |
| B.3 Transfers from trading securities | - | - | - |
| B.4 Other changes | 50,931 | 8,009 | 58,940 |
| **C. Decreases** | **816,390** | **5,275,713** | **6,092,103** |
| C.1 Sales | 131,383 | 4,164,018 | 4,295,401 |
| C.2 Redemptions | 637,919 | 995,459 | 1,633,378 |
| C.3 Writedowns | 13,496 | 950 | 14,446 |
| *of which: permanent writedowns* | *13,496* | *950* | *14,446* |
| C.4 Transfers to trading securities | - | - | - |
| C.5 Other changes | 33,592 | 115,286 | 148,878 |
| **D. Closing balance** | **14,525,960** | **1,170,832** | **15,696,792** |

**Total write-backs** concern securities resulting from restructured foreign credit facilities written down in previous periods and, in particular, involve securities issued by the following countries: Russia, Bulgaria, Brazil, Argentina and Ecuador.

**Total writedowns** concern securities resulting from closed end funds (9,560), securities resulting from securitisation transactions (3,700), securities resulting from foreign credit facilities (236), and other securities (950).

## 2.3 Trading securities

€ '000

| | AMOUNTS AS AT 31.12.2003 | |
|---|---|---|
| | BOOK VALUE | MARKET VALUE |
| **1. Debt securities** | **2,485,738** | **2,491,746** |
| 1.1 Government securities | 715,014 | 715,014 |
| - listed | 714,684 | 714,684 |
| - unlisted | 330 | 330 |
| 1.2 Other securities | 1,770,724 | 1,776,732 |
| - listed | 990,601 | 990,601 |
| - unlisted | 780,123 | 786,131 |
| **2. Equity securities** | **290,391** | **290,391** |
| - listed | 290,297 | 290,297 |
| - unlisted | 94 | 94 |
| **Total** | **2,776,129** | **2,782,137** |

Please refer to Part A) of the Notes to Accounts, Section 1 "Description of Accounting Policies" for the policy used to determine market value.



## 2.4 Changes in trading securities in the year

€ '000

| | |
|---|---|
| **A. Opening balance** | **2,539,997** |
| **B. Increases** | **7,638,608** |
| B.1 Purchases | 7,578,420 |
| - Debt securities | 4,853,158 |
| + Government securities | 636,742 |
| + Other securities | 4,216,416 |
| - Equity securities | 2,725,262 |
| B.2 Write-backs and revaluations | 29,938 |
| B.3 Transfers from investment securities | - |
| B.4 Other changes | 30,250 |
| **C. Decreases** | **7,402,476** |
| C.1 Sales and redemptions | 7,386,131 |
| - Debt securities | 4,659,591 |
| + Government securities | 1,026,909 |
| + Other securities | 3,632,682 |
| - Equity securities | 2,726,540 |
| C.2 Value adjustments and writedowns | 5,551 |
| C.3 Transfers to investment securities | - |
| C.4 Other changes | 10,794 |
| **D. Closing balance** | **2,776,129** |

## Section 3 EQUITY INVESTMENTS

Equity investments, presented as asset items 70 and 80 on the Balance Sheet, are as follows:

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| 70. Equity investments | 3,149,933 |
| 80. Equity investments in Group companies | 11,622,959 |
| Total | 14,772,892 |

In this regard, it should be noted that for the equity investments held as at 31.12.1992, the book value as at that date was used as "purchase cost."

### 3.1 Significant equity investments

€ '000

| SUBSIDIARY AND MAIN OFFICE | SHAREHOLDERS' EQUITY AS AT 31.12.2003 | PROFIT/LOSS AS AT 31.12.2003 A | | % HELD | BOOK VALUE | | PRO-RATA SHAREHOLDERS' EQUITY |
|---|---|---|---|---|---|---|---|
| A. SUBSIDIARIES | | | | | | | |
| a) Equity investments in banks | | | | | | | |
| 1. listed | | | | | | | |
| BANK PEKAO S.A. Warsaw | 1,524,091 | 210,799 | | 53.05% | 1,130,909 | (1) (2) | 808,530 |
| ZAGREBACKA BANKA D.D. Zagreb | 598,639 | 95,302 | (B) | 81.91% | 498,753 | (2) | 490,345 |
| 2. Unlisted | | | | | | | |
| BULBANK A.D. Sofia | 280,295 | 47,177 | | 85.20% | 315,550 | (1) (2) | 238,811 |
| UNIBANKA A.S. Bratislava | 73,921 | 6,801 | | 77.11% | 81,350 | (1) (2) | 57,000 |
| UNICREDIT BANCA SpA Bologna | 3,256,151 | 700,525 | | 100.00% | 2,139,610 | | 3,256,151 |
| UNICREDIT BANCA D'IMPRESA SpA Verona | 4,106,106 | 434,868 | | 100.00% | 3,346,338 | | 4,106,106 |
| UNICREDIT BANCA MEDIOCREDITO SpA (formerly BANCA MEDIOCREDITO SpA) Turin | 380,760 | 20,718 | | 92.23% | 280,488 | | 351,175 |
| UNICREDIT BANCA MOBILIARE SpA Milan | 978,964 | 419,731 | | 100.00% | 232,405 | | 978,964 |
| UNICREDIT PRIVATE BANKING SpA Turin | 303,801 | 67,567 | | 100.00% | 215,907 | | 303,801 |
| UNICREDIT ROMANIA S.A. Bucarest | 28,129 | 2,672 | (C) | 99.87% | 36,359 | (1) (2) | 28,092 |

(3.1 Significant equity investments continued) € '000

| SUBSIDIARY AND MAIN OFFICE | SHAREHOLDERS' EQUITY AS AT 31.12.2003 | PROFIT/LOSS AS AT 31.12.2003 [A] | | % HELD | BOOK VALUE | | PRO-RATA SHAREHOLDERS' EQUITY |
|---|---|---|---|---|---|---|---|
| UNICREDIT XELION BANCA SpA (formerly XELION BANCA SpA) Milan | 360,794 | -54,361 | | 100.00% | 360,794 | | 360,794 |
| UNICREDITO GESTIONE CREDITI SpA BANCA PER LA GESTIONE DEI CREDITI Verona | 82,533 | 10,094 | (D) | 97.81% | 70,584 | | 80,726 |
| UNICREDITO ITALIANO BANK (IRELAND) P.L.C. Dublin | 686,380 | 52,739 | | 100.00% | 624,303 | | 686,380 |
| ZAGREBACKA BANKA BH D.D. Mostar | 32,959 | 8,661 | (E) | 8.55% | 1,496 | | 2,818 |
| ZIVNOSTENSKA BANKA A.S. Prague | 92,105 | 8,084 | | 97.70% | 200,596 | (1) (2) | 89,987 |
| **b) Equity investments in financial institutions** | | | | | | | |
| **1. Listed** | | | | | | | |
| LOCAT SpA Bologna | 353,405 | 61,567 | | 94.90% | 194,852 | | 335,381 |
| **2. Unlisted** | | | | | | | |
| AUGES SpA SIM (in liquidation) Verona | 88 | -111 | | 100.00% | 79 | | 88 |
| C.R. TRIESTE IRELAND LTD. Dublin | 38,944 | 733 | | 100.00% | 38,210 | | 38,944 |
| CARIVERONA IRELAND P.L.C. Dublin | 212,792 | 6,122 | | 100.00% | 206,583 | | 212,792 |
| DEMIR ROMLEASE S.A. (now UNICREDIT LEASING ROMANIA S.A.) Bucarest | 5,216 | 1,096 | | 100.00% | 4,689 | | 5,216 |
| FIDA FINANZIARIA D'AFFARI SIM SpA Turin | 1,495 | -61 | (F) | 100.00% | 1,485 | | 1,495 |
| ING SVILUPPO FINANZIARIA SpA (now SVILUPPO FINANZIARIA SpA) Milan | 58,858 | -1,186 | | 100.00% | 104,425 | (1) | 58,858 |
| PIONEER GLOBAL ASSET MANAGEMENT SpA Milan | 1,357,976 | 170,373 | | 100.00% | 1,176,709 | | 1,357,976 |
| TYRERESCOM LTD Dublin | 22,950 | 1,135 | | 100.00% | 21,815 | | 22,950 |
| UNICREDIT DELAWARE INC. Dover | 105 | 9 | | 100.00% | 20 | | 105 |
| UNICREDITO ITALIANO CAPITAL TRUST I Newark (Delaware) | 1 | - | | 100.00% | 1 | | 1 |
| UNICREDITO ITALIANO CAPITAL TRUST II Newark (Delaware) | 1 | - | | 100.00% | 1 | | 1 |
| UNICREDITO ITALIANO FUNDING LLC I Dover (Delaware) | 2 | - | | 100.00% | 2 | | 2 |

*(3.1 Significant equity investments continued)*

€ '000

| SUBSIDIARY AND MAIN OFFICE | SHAREHOLDERS' EQUITY AS AT 31.12.2003 | PROFIT/LOSS AS AT 31.12.2003 A | | % HELD | BOOK VALUE | | PRO-RATA SHAREHOLDERS' EQUITY |
|---|---|---|---|---|---|---|---|
| UNICREDITO ITALIANO FUNDING LLC II<br>Dover (Delaware) | 2 | - | | 100.00% | 2 | | 2 |
| UNIRISCOSSIONI SpA<br>Turin | 34,415 | 19,748 | | 100.00% | 13,458 | | 34,415 |
| XELION DORADCY FINANSOWI SP.ZO.O<br>(formerly PEKAO INFORMATYKA SP.ZO.O.)<br>Lodz | 7,571 | -3,087 | | 50.00% | 4,035 | (2) | 3,786 |
| **c) Equity investments in other companies** | | | | | | | |
| **1. listed** | - | - | | - | - | | - |
| **2. Unlisted** | | | | | | | |
| CASSA & ASSICURAZIONI SpA (in liquidation)<br>Verona | 168 | -8 | (G) | 65.00% | 117 | | 117 |
| CORDUSIO IMMOBILIARE SpA<br>Milan | 314,904 | 50,838 | | 100.00% | 257,883 | | 314,904 |
| ON INVESTMENT SERVICES S.r.l.<br>Milan | - 16 | -69 | | 100.00% | .. | (3) | -16 |
| SOCIETA' TRASPORTO TELEMATICO SpA<br>Verona | 7,450 | 748 | | 56.67% | 2,933 | | 4,222 |
| TRIVIMM S.r.l. (formerly TRIVIMM SpA)<br>Verona | 756 | -28 | (H) | 29.00% | 22 | | 219 |
| UNICREDIT AUDIT SpA<br>Milan | 140 | 39 | | 100.00% | 101 | | 140 |
| UNICREDIT ENERGIA S.C.A.R.L.<br>Milan | 10 | .. | | 96.00% | 10 | | 10 |
| UNICREDIT PRODUZIONI ACCENTRATE SpA<br>Milan | 8,729 | 2,876 | | 99.01% | 3,000 | | 8,643 |
| UNICREDIT REAL ESTATE SpA<br>Milan | 18,416 | 7,776 | | 100.00% | 10,295 | | 18,416 |
| UNICREDIT SERVIZI INFORMATIVI SpA<br>Milan | 59,843 | 5,665 | | 100.00% | 46,790 | | 59,843 |
| **Total for item 80** | | | | | **11,622,959** | | |
| **B. COMPANIES SUBJECT TO SIGNIFICANT INFLUENCE** | | | | | | | |
| **a) in banks** | | | | | | | |
| **1. listed** | - | - | | - | - | | - |
| **2. Unlisted** | | | | | | | |
| BANCA CASSA DI RISPARMIO DI SAVIGLIANO SpA<br>Savigliano (CN) | 55,154 | 2,401 | | 31.01% | 16,702 | | 17,103 |
| CASSA DI RISPARMIO DI BRA SpA<br>Bra (CN) | 45,933 | 2,700 | | 31.02% | 13,441 | | 14,248 |
| CASSA DI RISPARMIO DI FOSSANO SpA<br>Fossano (CN) | 72,220 | 3,880 | | 23.08% | 16,693 | | 16,668 |

€ '000

| SUBSIDIARY AND MAIN OFFICE | | SHAREHOLDERS' EQUITY AS AT 31.12.2003 | PROFIT/LOSS AS AT 31.12.2003 [A] | % HELD | BOOK VALUE | | PRO-RATA SHAREHOLDERS' EQUITY |
|---|---|---|---|---|---|---|---|
| CASSA DI RISPARMIO DI SALUZZO SpA | | | | | | | |
| Saluzzo (CN) | | 64,097 | 4,795 | 31.02% | 19,454 | | 19,883 |
| **b) Financial institutions** | | | | | | | |
| **1. listed** | | - | - | - | - | | - |
| **2. Unlisted** | | | | | | | |
| CASSA DI LIQUIDAZIONE E GARANZIA SpA | | | | | | | |
| Trieste | (I) | 1,525 | 13 | 24.61% | 199 | | 375 |
| CONSORTIUM S.r.l. | | | | | | | |
| Milan | | 661,533 | -2,881 | 25.70% | 170,029 | | 170,029 |
| FIDIA - Fondo Interbancario d'Investimento Azionario S.G.R. SpA | | | | | | | |
| Milan | (I) | 15,857 | -259 | 25.00% | 3,873 | | 3,964 |
| KOÇ FINANSAL HIZMETLER A.S. | | | | | | | |
| Istanbul | | 507,852 | 17,280 | 50.00% | 254,581 | (2) | 253,926 |
| LISEURO SpA | | | | | | | |
| Udine | | 3,625 | 143 | 35.11% | 455 | | 1,273 |
| S.F.E.T. - SOCIETA' FRIULANA ESAZIONE TRIBUTI SpA | | | | | | | |
| Udine | | 4,111 | 15 | 33.33% | 516 | | 1,370 |
| SYNESIS FINANZIARIA SpA | | | | | | | |
| Turin | (L) | 370,848 | | 25.00% | 94,402 | (4) | 92,712 |
| **c) EQUITY INVESTMENTS IN OTHER COMPANIES** | | | | | | | |
| **1. listed** | | - | - | - | - | | - |
| **2. Unlisted** | | | | | | | |
| ARGENTEA SpA | | | | | | | |
| Trento | (I) | 651 | 82 | 26.00% | 72 | | 169 |
| AUTOSTRADA BS VR VI PD SpA | | | | | | | |
| Verona | | 324,565 | 18,088 | 20.30% | .. | | 65,887 |
| CONSORZIO CA.RI.CE.SE | | | | | | | |
| Bologna | | 1,624 | - | 33.23% | 2,396 | (5) | 540 |
| INIZIATIVE URBANE SpA | | | | | | | |
| Trento | | 7,948 | -486 | 27.78% | 2,208 | | 2,208 |
| SELEZIONE TERZA S.r.l. | | | | | | | |
| Milan | | 1,024 | 990 | 50.00% | .. | | 512 |
| SERIN S.r.l. | | | | | | | |
| Trento | (I) | 79 | 12 | 20.00% | 20 | (6) | 16 |
| **Total (amount included in Item 70)** | | | | | **595,041** | | |

**Note in "Significant Shareholdings"**

(A) Amount already included in "Shareholders' equity" in the previous column.

(B) 82.16% of ordinary capital stock (the subsidiary holds 20,392 ordinary shares of its own stock equal to 0.71% of the ordinary capital stock).

(C) As well as 1 share held by Demir Romlease S.A. and 1 share held by Demir Securities Romania S.A..

(D) The subsidiary holds 175,000 shares of its own stock equal to 2.19% of the capital stock.

(E) As well as the 88.56% held by Zagrebacka Banka d.d. (88.48%) and Varazdinska Banka d.d. (0.08%); the Group's total share of ordinary capital stock, is equal to 98.70%.

(F) Figures from Company accounts as at 30 June 2003.

(G) Figures from the final accounts for liquidation as at 24 January 2004. The UniCredit share is equal to € 117,000 in connection with an agreement with the other shareholder.

(H) In addition to the 48% held through UniCredito Gestione Crediti SpA Banca per la Gestione dei Crediti.

(I) Shareholders' equity and the results for the fiscal year are based on the 2002 accounts.

(L) Newly formed company for which shareholders' equity is comprised of the capital stock and the capital contributions made by the shareholders.

With regard to the above table, it should be noted that:

- shareholders' equity and net profit/loss for each company held were taken from the 2003 accounts approved at the respective shareholders' meetings, or from the draft 2003 accounts approved by the respective Boards of Directors; where these figures were not available, they were taken from the most recently published accounts. For foreign companies, the amounts have been converted to euros at the exchange rate prevailing at fiscal year-end;
- the stake held is that held directly by the Parent Company, excluding the percentage applicable to other Group companies;
- the difference between book value and the lower value corresponding to the fraction of shareholders' equity is justified by:

(1) the higher cost incurred at the time of the purchase or increase in the stake held (including ancillary costs) and maintained in the Accounts in relation to the existence of reasons justifying the payment of the increase;

(2) the different rate of exchange applied;

(3) the loss for the year and the previous years. In this regard, it should be noted that in order to replenish the company's shareholders' deficit and to restore the capital stock, the sum of €78,000 was allocated to the accounts;

(4) the ancillary costs incurred for the acquisition of the holding;

(5) the higher cost incurred at the time of the purchase and increase in the stake held and maintained in the Accounts in relation to the continued existence of reasons justifying the payment of the increase. The object of the shareholding, which broke even for the fiscal year, is to provide services to the members of the consortium; therefore, it is not a for-profit business, and income for the members is a result of the lower fees they are required to pay;

(6) losses for the period of a non-permanent nature for the first years of company activity. It is believed that shareholders' equity and book values will be realigned in consideration of the anticipated growth in the company's operations and in the resulting profits.

## 3.2 Asset and liability positions with Group companies
## 3.3 Asset and liability positions with affiliated companies (other than Group companies)

€ '000

| ITEMS/VALUE | AMOUNTS AS AT 31.12.2003 | |
|---|---|---|
| | ASSET AND LIABILITY POSITIONS WITH GROUP COMPANIES | ASSET AND LIABILITY POSITIONS WITH AFFILIATED COMPANIES (OTHER THAN GROUP COMPANIES) |
| **a) Assets** | | |
| 1. Loans to banks * | 53,211,442 | 2,402,905 |
| *of which: subordinated portion* | *30,854* | - |
| 2. Loans to financial institutions | 10,359,356 | 5,603 |
| *of which: subordinated portion* | *18,400* | *5,603* |
| 3. Loans to other customers | 1,072,198 | 1,389 |
| *of which: subordinated portion* | - | - |
| 4. Bonds and other debt securities | 11,998,759 | 358,395 |
| *of which: subordinated portion* | *2,874,900* | - |
| **Total assets** | **76,641,755** | **2,768,292** |
| **b) Liabilities** | | |
| 1. Due to banks * | 31,277,101 | 2,980,747 |
| 2. Due to financial institutions | 1,009,491 | - |
| 3. Due to other customers | - | 70,000 |
| 4. Securities in issue | 3,280,881 | - |
| 5. Subordinated debt | 1,682,057 | - |
| **Total liabilities** | **37,249,530** | **3,050,747** |
| **c) Guarantees and commitments** | | |
| 1. Guarantees given | 3,595,877 | 11,154 |
| 2. Commitments | 2,136,849 | 401 |
| **Total Guarantees and Commitments** | **5,732,726** | **11,555** |

* "Asset and liability positions with affiliated companies" includes transactions with the Banca d'Italia.

## *Asset and liability positions with Group companies and affiliated companies subject to significant influence*

Existing assets and liabilities related to group companies as at 31.12.2003, as defined by art. 4 of Legislative Decree no. 87/92, as well as those related to equity investments on which the bank has substantial influence, are as follows:

€ '000

| GROUP COMPANIES | ASSETS | LIABILITIES | GUARANTEES AND COMMIT-MENTS | INCOME | EXPENSES |
|---|---|---|---|---|---|
| Banca Agricola Commerciale della Repubblica di San Marino S.A. | 1,332 | 649,761 | 16,411 | 102 | 20,071 |
| Banca dell'Umbria 1462 SpA | 841,368 | 724,868 | 3,765 | 14,418 | 4,629 |
| Bank Pekao S.A. | 22,765 | 96,639 | 6,508 | 4,387 | 4,398 |
| Bank Pekao (Ukraina) | - | 194 | - | 3 | .. |
| Bank Polska Kasa Opieki Tel Aviv Ltd | - | - | - | 2 | 1 |
| Banque Monegasque de Gestion S.A. | 90,963 | 201,519 | 14,301 | 686 | 2,327 |
| Bulbank A.D. | - | 104,705 | 1,104 | 1,006 | 2,328 |
| C.R. Trieste Ireland Ltd | - | 1 | - | 1 | 305 |
| Cariverona Ireland Plc | 9,070 | 76,852 | - | 1,872 | 3,413 |
| Cassa di Risparmio di Carpi SpA | 80,182 | 816 | 10,426 | 1,048 | 149 |
| Centralny Dom Maklensky Pekao S.A. | .. | .. | - | - | - |
| Clarima Banca SpA | 1,675,897 | - | - | 11,961 | 124 |
| Cordusio Immobiliare SpA | 19,800 | - | - | 1,554 | 473 |
| Cordusio Società Fiduciaria per Azioni | - | - | - | 61 | 2 |
| CreditRas Previdenza SIM SpA | .. | 140 | - | 2 | 1 |
| Demir Romlease S.A. | 10,000 | - | - | 237 | - |
| Euro Capital Structures Ltd | - | - | - | 16 | 2,085 |
| FRT Fiduciaria Risparmio Torino SIM SpA | - | - | - | 30 | 2 |
| I-Faber SpA | - | - | - | 809 | 3 |
| Locat SpA | 7,642,000 | - | 91,406 | 166,144 | 11,779 |
| LocatRent SpA | 71,000 | - | - | 1,608 | 12 |
| Pekao Leasing Sp.zo.o | - | - | - | 199 | - |
| Pioneer Alternative Investment Management S.G.R.p.A. | - | 4,494 | - | 195 | 1 |
| Pioneer Asset Management S.A. | - | 36,961 | 3,717 | 16 | 261 |
| Pioneer Czech Financial Co. | - | - | - | 25 | - |
| Pioneer Investment Management S.G.R.p.A. | - | 1,505 | - | 779 | 199 |
| Pioneer Global Asset Management SpA | - | 123,390 | .. | 11,355 | 1,027 |
| Pioneer Global Investment Ltd | - | - | - | 420 | - |
| Pioneer Investment Management S.A. | - | - | - | - | 777 |
| Pioneer Investment Management Inc. | - | - | - | - | 14 |
| Pioneer Investment Management Ltd | - | - | - | - | 7,322 |
| Pioneer Investment Management USA Inc. | 198,228 | 30 | 843 | 4,860 | - |
| Pioneer Pekao Investment Management S.A. | - | - | - | 25 | - |
| Quercia Software SpA | - | - | - | 258 | - |
| Rolo Pioneer Lussemburgo S.A. (formerly RIAM) | - | - | - | 223 | 256 |
| S+R Investimenti e Gestioni S.G.R.p.a. | - | 24 | - | 33 | .. |

*(Asset and liability positions with Group companies and affiliated companies subject to significant influence, continued)*

€ '000

| GROUP COMPANIES | ASSETS | LIABILITIES | GUARANTEES AND COMMIT-MENTS | INCOME | EXPENSES |
|---|---|---|---|---|---|
| TradingLab Banca SpA | 4,932,166 | 51,966 | 57,619 | 92,540 | 881 |
| UniBanka A.S. | 32,377 | 239 | 2,981 | 741 | 335 |
| UniCreditAssicura S.r.l. | - | - | - | 410 | - |
| UniCredit Audit SpA | - | - | - | 824 | 6,384 |
| UniCredit Banca SpA | 5,896,837 | 23,968,954 | 165,081 | 277,035 | 589,638 |
| UniCredit (Suisse) Bank S.A. | 44 | 10,530 | 500 | 24 | 239 |
| UniCredit Banca d'Impresa SpA | 35,233,703 | 3,899,657 | 1,952,248 | 711,241 | 30,818 |
| UniCredit Banca Mediocredito SpA | 1,079,193 | 62,942 | 7,168 | 24,920 | 407 |
| UniCredit Banca Mobiliare SpA | 6,849,263 | 888,035 | 62,242 | 204,994 | 41,086 |
| UniCredit Banca per la Casa SpA | 6,652,000 | 2,989 | 9 | 14,657 | 68 |
| UniCredit Broker SpA | - | - | - | 49 | 93 |
| UniCredit Capital Italia Advisory Co. S.A. | - | - | - | - | 37 |
| UniCredit Delaware Inc. | 2 | 749,833 | - | - | 5,353 |
| UniCredit Factoring SpA | 1,520,475 | - | 431,000 | 27,503 | 64 |
| UniCredit Private Asset Management S.G.R.p.A | - | - | - | 75 | - |
| UniCredit Private Banking SpA | 116,395 | 3,504,912 | 405 | 13,173 | 87,369 |
| UniCredit Produzioni Accentrate SpA | - | - | - | 4,243 | 38,086 |
| UniCredit ServiceLab SpA | - | - | - | 39 | - |
| UniCredit Servizi Informativi SpA | - | - | - | 4,720 | 17,111 |
| UniCredit Real Estate SpA | 981,398 | - | - | 27,565 | 10,582 |
| UniCredit Romania S.A. | 25,527 | 2,169 | 1,301 | 337 | 17 |
| UniCredit Xelion Banca SpA | 4,728 | 1,010,852 | 296 | 3,637 | 14,255 |
| UniCredito Gestione Crediti SpA Banca per la Gestione dei Crediti | - | 81,312 | - | 344 | 2,307 |
| UniCredito Italiano Bank (Ireland) PLC | 1,432,358 | 42,440 | 1,615,106 | 8,560 | 3,355 |
| UniCredito Italiano Funding LLC I | - | 540,000 | 540,000 | - | 38,972 |
| UniCredito Italiano Funding LLC II | - | 356,295 | 356,295 | - | 32,798 |
| UniRiscossioni SpA | 985,149 | - | 373,272 | 18,644 | 557 |
| Universal Bank d.d. | - | 10,772 | 253 | 5 | 136 |
| Varazdinska Banka d.d. | - | 13 | 50 | 4 | 1 |
| Vivacity SpA | - | - | - | 328 | .. |
| Zagrebacka Banka BH d.d. | - | 1,184 | 51 | 3 | 81 |
| Zagrebacka Banka d.d. | 206,572 | 37,454 | 18,340 | 638 | 635 |
| Zivnostenska Banka A.S. | 30,963 | 5,083 | 28 | 599 | 134 |
| **Total Group companies** | **76,641,755** | **37,249,530** | **5,732,726** | **1,662,187** | **983,758** |
| **Affiliates (substantial influence)** | | | | | |
| Banca Cassa di Risparmio di Savigliano SpA | 5,255 | 12,043 | 39 | 93 | 205 |
| Cassa di Risparmio di Bra SpA | 19,327 | 2,618 | 50 | 441 | 284 |
| Cassa di Risparmio di Fossano SpA | 5,690 | 15,885 | 90 | 98 | 215 |
| Cassa di Risparmio di Saluzzo SpA | 12,526 | 5,652 | 8 | 274 | 136 |
| **Total affiliates (substantial influence)** | **42,798** | **36,198** | **187** | **906** | **840** |
| **TOTAL** | **76,684,553** | **37,285,728** | **5,732,913** | **1,663,093** | **984,598** |

## 3.4 Item 70 "Equity Investments"
## 3.5 Item 80 "Equity Investments in Group Companies"

€ '000

| | AMOUNTS AS AT 31.12.2003 | |
|---|---|---|
| | EQUITY INVESTMENTS ITEM 70 | EQUITY INVESTMENTS IN GROUP COMPANIES ITEM 80 |
| **a) Equity investments in banks** | **567,504** | **9,535,442** |
| 1. listed | 446,764 | 1,629,662 |
| 2. unlisted | 120,740 | 7,905,780 |
| **b) Equity investments in financial institutions** | **566,958** | **1,766,366** |
| 1. listed | - | 194,852 |
| 2. unlisted | 566,958 | 1,571,514 |
| **c) Equity investments in other companies** | **2,015,471** | **321,151** |
| 1. listed | 1,004,318 | - |
| 2. unlisted | 1,011,153 | 321,151 |
| **Total** | **3,149,933** | **11,622,959** |

## 3.6 Changes in equity investments
### *3.6.1 Equity investments in Group companies*
### *3.6.2 Other equity investments*

€ '000

| | EQUITY INVESTMENTS IN GROUP COMPANIES ITEM 70 | OTHER EQUITY INVESTMENTS ITEM 80 |
|---|---|---|
| **A. Opening balance** | **10,261,618** | **1,885,466** |
| **B. Increases** | **5,250,432** | **1,354,513** |
| B.1 Purchases | 1,100,861 | 1,280,528 |
| B.2 Write-backs | 40 | 4,012 |
| B.3 Revaluations | - | - |
| B.4 Other changes | 4,149,531 | 69,973 |
| **C. Decreases** | **3,889,091** | **90,046** |
| C.1 Sales | 17,310 | 72,518 |
| C.2 Writedowns | 54,181 | 12,041 |
| *of which: permanent writedowns* | *54,181* | *12,041* |
| C.3 Other changes | 3,817,600 | 5,487 |
| **D. Closing balance** | **11,622,959** | **3,149,933** |
| **E. Total revaluations** | **-** | **1,807** |
| **F. Total adjustments** | **421,228** | **101,093** |

## *Detail of changes in item 80 "Equity investments in Group companies"*

€ '000

| | | |
|---|---|---|
| **B. Increases** | | |
| **B.1 Purchases:** | | |
| Pioneer Global Asset Management SpA * | | 496,000 |
| UniCredit Xelion Banca SpA * | | 220,000 |
| UniCredit Servizi Informativi SpA * | | 24,000 |
| Zivnostenska Banka A.S. | | 199,514 |
| ING Sviluppo Finanziaria SpA | | 102,100 |
| Locat SpA | | 37,066 |
| Other | | 22,181 |
| | | **1,100,861** |
| **B.2 Write-backs:** | | |
| UniCredito Gestione Crediti SpA Banca per la Gestione dei Crediti | | **40** |
| **B.4 Other changes:** | | |
| **Loss coverage payments** | | |
| UniCredit Xelion Banca SpA | 80,000 | |
| Clarima Banca SpA | 11,552 | 91,552 |
| **Increases in capital subscribed by transfer of businesses** | | |
| Cordusio Immobiliare SpA | 225,990 | |
| UniCredit Real Estate SpA | 8,425 | |
| UniCredit Xelion Banca SpA | 130 | 234,545 |
| **Transfer from "Other equity investments":** | | |
| Demir Romlease S.A. | | 1,589 |
| **Other changes** | | |
| Increase in book value of UniCredit Banca d'Impresa SpA, UniCredit Private Banking SpA and UniCredit Xelion Banca SpA following the spin-off of divisions by UniCredit Banca SpA | 3,570,571 | |
| UniCredit Banca SpA capital increase subscribed by means of transferring the entire holding in Clarima Banca SpA | 51,664 | |
| Pioneer Global Asset Management SpA capital increase subscribed following the transfer of UniCredit Fondi S.G.R.p.A. by UniCredit Banca SpA | 56,188 | |
| Increase in book value of Cordusio Immobiliare SpA, UniCredit Real Estate SpA and UniCredit Audit SpA following the transfer of divisions by UniCredit Banca SpA | 33,565 | |
| Increase in capital contribution of UniCredito Italiano Bank (Ireland) Plc | 105,000 | |
| Other reasons | 4,857 | 3,821,845 |
| | | **4,149,531** |

* by subscription in capital increases.

*(Detail of changes in item 80 "Equity investments in Group companies", continued)*

€ '000

| | | |
|---|---|---|
| **C. Decreases** | | |
| **C.1 Sales:** | | |
| Cassa di Risparmio di Trieste Banca D.D. | | **17,310** |
| **C.2 Writedowns:** | | |
| UniCredit Xelion Banca SpA | 52,325 | |
| Xelion Doradcy Finansowi Sp.zo.o | 1,633 | |
| Other | 223 | **54,181** |
| **C.3 Other changes:** | | |
| **Exchange differences** | | |
| Bank Pekao S.A. | 84,271 | |
| UniCredito Italiano Bank (Ireland) Plc | 19,366 | |
| Other | 1.826 | 105,463 |
| **Other reasons** | | |
| Reduction in book value of UniCredit Banca SpA, following the partial spin-off of divisions of same to UniCredit Banca d'Impresa SpA, UniCredit Private Banking SpA and UniCredit Xelion Banca SpA | 3,570,571 | |
| Transfer of the entire holding in Clarima Banca SpA to UniCredit Banca SpA | 51,664 | |
| Reduction in book value of UniCredit Banca SpA, following the transfer of divisions of this to Cordusio Immobiliare SpA, UniCredit Real Estate SpA and UniCredit Audit SpA | 33,565 | |
| Reduction in book value of UniCredit Banca SpA, following the spin-off of UniCredit Fondi S.G.R.p.A to Pioneer Global Asset Management SpA | 56,188 | |
| Other changes | 149 | 3,712,137 |
| | | **3,817,600** |



## *Detail of changes in item 70 "Other equity investments"*

€ '000

| | |
|---|---|
| **B. Increases** | |
| **B.1 Purchases:** | |
| Edipower SpA * | 100,076 |
| Olimpia SpA * | 64,680 |
| Synesis Finanziaria SpA * | 50,000 |
| Assicurazioni Generali SpA | 977,208 |
| Consortium S.r.l. | 53,295 |
| IKB Deutsche Industriebank AG | 28,972 |
| Other | 6,297 |
| | **1,280,528** |

* by capital increase subscription.

*(Detail of changes in item 70 "Other equity investments"- continued)*

€ '000

| | | |
|---|---|---|
| **B.2 Write-backs:** | | |
| RCS Mediagroup SpA | | 3,308 |
| Other | | 704 |
| | | **4,012** |
| **B.4 Other changes:** | | |
| **Gains from sales** | | |
| Intesa Holding Asset Management SpA | 6,960 | |
| Kataweb SpA | 6,455 | |
| Centrale Rischi Finanziaria - CRIF SpA | 2,070 | |
| Other | 1,018 | 16,503 |
| **Capital contribution** | | |
| Synesis Finanziaria SpA | | 42,712 |
| **Other** | | 10,758 |
| | | **69,973** |
| **C. Decreases** | | |
| **C.1 Sales:** | | |
| Commerzbank AG | | 54,573 |
| Intesa Holding Asset Management SpA | | 7,500 |
| Kataweb SpA | | 6,600 |
| Other | | 3,845 |
| | | **72,518** |
| **C.2 Writedowns:** | | |
| Consortium Srl | | 5,201 |
| Istituto Europeo di Oncologia Srl | | 2,268 |
| Lingotto SpA | | 899 |
| Skilpass SpA | | 885 |
| CLS Group Holding A.G. | | 572 |
| Other | | 2,216 |
| | | **12,041** |
| **C.3 Other changes:** | | |
| **Exchange rate differences** | | |
| CLS Group Holding A.G. | 155 | |
| Other | 1 | 156 |
| **Losses from disposal:** | | |
| Commerzbank A.G. | 3,462 | |
| Other | 20 | 3,482 |
| **Transfer to "Group companies"** | | |
| Demir Romlease S.A. | | 1,589 |
| **Other** | | 260 |
| | | **5,487** |

# Section 4 TANGIBLE AND INTANGIBLE FIXED ASSETS

The intangible and tangible fixed assets in the accounts were made up as follows:

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| **90. Intangible fixed assets** | **23,992** |
| **100. Tangible fixed assets** | **19,184** |
| **Total** | **43,176** |
| *of which: property used by the bank for its operations* | - |

## 4.1 Changes in "Tangible fixed assets" in the year

€ '000

| | PROPERTY | FURNITURE | EQUIPMENT | TOTAL |
|---|---|---|---|---|
| **A. Opening balance** | **1,143,183** | **10,176** | **6,800** | **1,160,159** |
| **B. Increases** | **11,850** | **8,489** | **7,795** | **28,134** |
| B.1 Purchases | 300 | 5,043 | 7,794 | 13,137 |
| B.2 Write-backs | - | - | - | - |
| B.3 Revaluations | - | - | - | - |
| B.4 Other changes | 11,550 | 3,446 | 1 | 14,997 |
| **C. Decreases** | **1,154,707** | **7,976** | **6,426** | **1,169,109** |
| C.1 Sales | 4,531 | 3,614 | 200 | 8,345 |
| C.2 Writedowns | 13,743 | 3,666 | 5,347 | 22,756 |
| a) Depreciation | 13,743 | 3,666 | 5,347 | 22,756 |
| b) Permanent writedowns | - | - | - | - |
| C.3 Other changes | 1,136,433 | 696 | 879 | 1,138,008 |
| **D. Closing balance** | **326** | **10,689** | **8,169** | **19,184** |
| **E. Total revaluations** | **5** | **-** | **-** | **5** |
| **F. Total adjustments** | **122** | **19,881** | **39,602** | **59,605** |
| a) Depreciation | 122 | 19,881 | 39,602 | 59,605 |
| b) Permanent writedowns | - | - | - | - |

Item C.3 "Other changes" in tangible fixed assets reflects the transfer to the UniCredit Real Estate and Cordusio Immobiliare subsidiaries, performed as part of the reorganisation of the Group's property holdings.

With regard to property, it should be noted that:

- various properties were sold in 2003 at market prices, realising capital gains of €3,157,000 allocated to the profit and loss account under "Extraordinary income";
- an annex provides a list of properties indicating revaluations applied in the past in accordance with legislative provisions.

## 4.2 Changes in "Intangible fixed assets" in the year

€ '000

| | |
|---|---|
| **A. Opening balance** | **16,692** |
| **B. Increases** | **20,955** |
| B.1 Purchases | 20,077 |
| B.2 Write-backs | - |
| B.3 Revaluations | - |
| B.4 Other changes | 878 |
| **C. Decreases** | **13,655** |
| C.1 Sales | 16 |
| C.2 Writedowns | 12,443 |
| a) Amortisation | 12,443 |
| b) Permanent writedowns | - |
| C.3 Other changes | 1,196 |
| **D. Closing balance** | **23,992** |
| **E. Total revaluations** | **-** |
| **F. Total adjustments** | **165,416** |
| a) Amortisation | 165,416 |
| b) Permanent writedowns | - |



Intangible fixed assets were made up as follows:

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| Intangible assets (software) | 5,353 |
| Refurbishment of property leased from third parties | 18,584 |
| Costs of "Capital increase" | 24 |
| Other capitalised costs to be amortised | 31 |
| **Total** | **23,992** |

# Section 5 OTHER ASSETS

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| 130. Other assets | 5,782,819 |
| 140. Accrued income and prepaid expenses | 976,946 |
| Total | 6,759,765 |

## 5.1 Item 130 "Other assets"

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| **Cash and other valuables held by cashier:** | |
| - Current account cheques drawn on third parties being settled | 129 |
| | **129** |
| **Interest and amounts to be debited to:** | |
| - customers | 751 |
| - banks | 186 |
| | **937** |
| **Caution monies:** | |
| - *In the name of, and on behalf of the Group* | 20,699 |
| | **20,699** |
| **Items in transit between branches not yet attributed to destination accounts** | **315,846** |
| **Items in processing** | **409,146** |
| **Receivables for advances made by the tax collection service** | **11,191** |
| **Tax entries:** | |
| - Advance payments made to tax authorities | 70,452 |
| - Tax credits | 1,093,186 |
| - Deferred tax charges | 142,919 |
| - Other tax entries | 521,070 |
| | **1,827,627** |
| **Entries resulting from the valuation of off-balance-sheet transactions** | |
| - customers | 549,903 |
| - banks | 573,862 |
| | **1,123,765** |
| **Entries judged definitive but not attributable to other items** | **1,956,288** |
| *of which: Group companies, for dividends accrued during the period to be collected* | *1,844,741* |
| **Other entries:** | |
| - Costs awaiting final allocation | 1,207 |
| - Premiums paid for options | 98,379 |
| - *other entries* | 17,605 |
| | **117,191** |
| Total | **5,782,819** |

## 5.2 Item 140 "Accrued income and pre-paid expenses"

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| **Accrued income** | |
| for accrued interest on investment and trading securities | 108,769 |
| for accrued interest on loans to banks | 110,368 |
| for accrued interest on loans to customers | 52,555 |
| for differentials on derivative contracts | 375,964 |
| for other transactions | 3,882 |
| **Total accrued income** | **651,538** |
| **Prepaid expenses** | |
| for advance rent payments | 458 |
| for off-balance-sheet transactions | 251,262 |
| for issue discount on securities | 8,490 |
| for miscellaneous commissions and other transactions | 65,198 |
| **Total pre-paid expenses** | **325,408** |
| **Total accrued income and pre-paid expenses** | **976,946** |



Accruals and deferrals are reported on the basis of the accrual principle and in accordance with the provisions of Article 2424 bis of the Civil Code.

## 5.3 Adjustments for accrued income and pre-paid expenses

No adjustments were made for increases or decreases in the asset or liability accounts to which accrued income and pre-paid expenses refer.

## 5.4 Distribution of subordinated debt

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| a) Loans to banks | 30,855 |
| b) Loans to customers | 41,281 |
| c) Bonds and other debt securities | 2,929,564 |
| **Total** | **3,001,700** |

## Section 6 DEPOSITS

€ '000

| TOTAL DEPOSITS | AMOUNTS AS AT 31.12.2003 |
|---|---|
| 10. Due to banks | 51,949,345 |
| 20. Due to customers | 6,793,340 |
| 30. Securities in issue | 28,784,730 |
| Total | 87,527,415 |

### 6.1 Detail of Item 10 "Due to banks"

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| a) Repo transactions | |
| ordinary transactions | 4,641,092 |
| for securities given on loan | 43,736 |
| b) Stock lending | 132,616 |

### *Item 10 "Due to banks"*

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| **a) On demand:** | |
| Demand deposits | 26,066,281 |
| Current accounts for services rendered | 1,638,154 |
| | **27,704,435** |
| **b) on term or with notice:** | |
| Time deposits | 18,539,722 |
| Repo transactions | 4,684,828 |
| *of which: Banca d'Italia* | *2,465,001* |
| Stock lending | 132,616 |
| Other deposit types | 887,744 |
| | **24,244,910** |
| **Total** | **51,949,345** |

## 6.2 Detail of Item 20 "Due to customers"

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| a) Repo transactions | |
| ordinary transactions | 87,436 |
| for securities given on loan | - |
| b) Stock lending | - |

### *Item 20 "Due to customers"*

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| **a) On demand:** | |
| Current accounts | 1,784,670 |
| | **1,784,670** |
| **b) on term or with notice:** | |
| Current accounts | 4,687,834 |
| Repo transactions | 87,436 |
| Stock lending | - |
| Other transactions | 233,400 |
| | **5,008,670** |
| **Total** | **6,793,340** |

## Item 30 "Securities in issue"

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| Bonds | 4,942,461 |
| Certificates of deposit | 23,842,204 |
| Other securities | 65 |
| **Total** | **28,784,730** |

# Section 7 RESERVES

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| **70. Reserve for employee severance pay** | **39,516** |
| **80. Reserves for risks and charges** | |
| a) Reserve for pensions and similar obligations | 433,335 |
| b) Taxation reserve | 403,276 |
| c) Other reserves | 385,084 |
| | **1,221,695** |
| **90. Loan loss reserve for potential risks** | **14,822** |
| **Total** | **1,276,033** |

## 7.1 Sub-item 90 "Reserve funds for possible loan losses"

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| Reserve funds for possible loan losses | 14,822 |
| **Total** | **14,822** |

## 7.2 Changes during the period in "Reserve funds for possible loan losses"

€ '000

| | |
|---|---|
| **A. Opening balance** | **16,527** |
| **B. Increases** | **-** |
| B.1 Provisions | - |
| B.2 Other changes | - |
| **C. Decreases** | **1,705** |
| C.1 Uses | 1,705 |
| C.2 Other changes | - |
| **D. Closing balance** | **14,822** |

## 7.3 Sub-Item 80 c) "Reserves for risks and charges: Other reserves"

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| **Reserves for writedowns of guarantees given and commitments:** | |
| Specific writedowns | 1,347 |
| general writedowns for "country risk" | 846 |
| other general writedowns | - |
| | **2,193** |
| **Other reserves for risks and charges:** | |
| projected outlays for personnel-related disputes and charges | 118,398 |
| projected charges for formerly held companies | 2,524 |
| future charges for equity investments | 114 |
| donation fund | 5,143 |
| as per Leg. Decree 153/99 | 244,713 |
| Other | 11,999 |
| | **382,891** |
| **Total** | **385,084** |



## Sub-item 80 b) "Reserves for risks and charges: Taxation reserve"

€ '000

| | AMOUNTS AS AT 31.12.2003 | | |
|---|---|---|---|
| | PREPAYMENTS MADE | AMOUNTS TO BE SETTLED | TOTAL |
| Income taxes | - | 324,530 | 324,530 |
| Taxes of foreign branches | 20,645 | 5,939 | 26,584 |
| Deferred taxes | - | 51,886 | 51,886 |
| Other | - | 276 | 276 |
| **Total** | **20,645** | **382,631** | **403,276** |

In accordance with the CONSOB Regulations set forth in Notice No. DEM/1011405 dated 15 February 2001, the required information is provided regarding the effects, and reporting in accounts, of the benefits stipulated under Articles 22 and 23 of Legislative Decree No. 153 dated 17 May 1999.

a) Income taxes for the periods 1999 and 2000, including those of the banks absorbed in the S3 reorganisation, were determined in consideration of the referenced beneficial provisions. For the parent company, the benefits were also taken in fiscal year 1998.

b) In their press release dated 3 April 2000, the Ministry of the Treasury and Ministry of Finance gave notice that the European Commission requested clarification from the Italian government of legislative provisions under discussion to assess their status, or lack thereof, as "state subsidies" forbidden by Article 87 of the EC Treaty.

c) This press release specified that "the benefits in question are to be considered suspended, and thus, the adoption of the related regulation concerning methods for applying the primary regulation in question is suspended".

d) The effects of the benefits resulting from the impact on current taxes, expressed in millions of euro, are as follows:

(€ million)

| | |
|---|---|
| for 1998 | 32.9 |
| for 1999 | 86.5 |
| for 2000 | 98.6 |
| **Total** | **218.0** |

e) In its memo dated 25 October 2000 published in the EC Official Journal dated 10 February 2001, the European Commission advised that the supplemental information provided by Italian authorities in their letter of 14 June 2000 "confirmed the possibility that the measures being disputed constitute state subsidies". Consequently, the Commission decided to initiate a formal investigation procedure. For this reason, in the accounts for 2000, it was deemed prudent to make a provision to the Reserve for risks and charges, under "other reserves," Item 80 c) of the balance sheet, in the amount of €216.0 million with an allocation to "Provisions for risks and charges," Item 100 of the profit and loss account.



f) Upon the conclusion of the investigation referenced, the European Commission on 12 December 2001 notified the Italian government of its decision to consider the tax benefits in question to be incompatible with the provisions of the EC treaty regarding state subsidies, and therefore requested that Italy abolish these benefits and take all necessary measures to retrieve the subsidies granted from the banks.

g) Based on the existence of significant and specific supporting information, the Italian Banking Association intends to contest this decision in the name of, and on behalf of the banks, and UniCredito Italiano authorised it to appear in court in its name.

h) Following Law Decree no. 63 dated 15 April 2002 published in the Official Gazette no. 90 dated 17 April 2002, these benefits were suspended; therefore, no benefit has been taken since fiscal year 2001.

i) In accordance with the provisions of art. 1 of Law Decree no. 282 dated 24 December 2002, converted into Law no. 27 dated 21 February 2003, issued in enactment of the above-mentioned European Commission decision, we have, within the deadline of 31 December 2002, paid €244.7 million – equal to taxes not paid as a result of these benefits – including interest charges required by said law. Until a decision is made on the legal dispute in progress, this amount has been posted as taxes receivable, on the asset side of the balance sheet, considering, in part, that the taxes were collected based on EU regulations and without advance notice by assessment.

## Taxation matters pending

Almost all the tax-related matters previously pending with banks absorbed through the S3 project were defined by virtue of the provisions aimed at assisting in the determination of the tax positions and amounts outstanding for previous years under Law No. 289 of 27 December 2002 and subsequent revisions and additions.

The costs incurred in settling the potential and pending tax disputes did not have an impact on the profit and loss account as they were adequately covered by existing provisions.

A minimum supplementary return was also filed both for the parent company and for the banks and companies absorbed, in order to avoid the two year extension of the assessment periods.

With regard to the assessment notice served on the bank, as the parent company of Rolo Banca 1473 SpA, related to the fiscal year 1996 (higher IRPEG and ILOR taxable income of €314,307 plus penalties of € 83,606), as mentioned in the accounts as at 31 December 2002, which has now been extended to the fiscal years 1997 (higher IRPEG and ILOR taxable income of €1,642,139, plus penalties of € 873,618) and 1998 (higher IRPEG taxable income and higher IRAP production levels of €1,636,344 plus penalties of €409,857), for these years also, as for 1996 previously, it was decided not to make any provision since the position taken by the tax authority, as also confirmed by external consultants, would seem to be untenable.



### *Changes in reserves in the year*

Changes in 2003 in the following reserves are indicated below:

€ '000

| | RESERVE FOR EMPLOYEE SEVERANCE PAY | RESERVES FOR RISKS AND CHARGES | | | |
|---|---|---|---|---|---|
| | | PENSIONS AND SIMILAR BENEFITS | TAXATION RESERVE | RESERVE FOR WRITEDOWNS OF GUARANTEES GIVEN AND COMMITMENTS | OTHER RESERVES |
| **Opening balances** | **45,496** | **446,254** | **1,708,040** | **6,363** | **339,122** |
| **Changes in 2003:** | | | | | |
| Use of provisions previously posted | -5,951 | -35,680 | -1,051,691 | -1,574 | -18,738 |
| Reallocations to the profit and loss account | - | - | -42,699 | -2,919 | -6,701 |
| Distribution of 2002 profit | - | - | - | - | +4,000 |
| Provisions | +7,147 | +19,378 | -208,999 | +779 | +75,752 * |
| Exchange differences and other changes | -7,176 | +3,383 | -1,375 | -456 | -10,544 |
| **Closing balances** | **39,516** | **433,335** | **403,276** | **2,193** | **382,891** |

* Of which: €49,989,000 allocated to the profit and loss account to item 80 Payroll costs and €25,763,000 to item 100 Provisions for risks and charges.

With regard to "Reserves for risks and charges," please note the following:

- *Reserve for pensions and similar obligations:*

The balance as at 31.12.2003 of €433,335,000, which is net of uses and provisions for the period, is deemed adequate – based on specific actuarial studies – to meet all commitments towards those enrolled. Since these Funds are not managed as separate, autonomous entities, total allocations to the fund are invested together with other assets. Thus, it is not possible to provide any accounting in this regard.

Details of changes to each individual Fund are found in the annexes to these Accounts.

- *Taxation reserves:*

provisions include the recovery of deferred taxes in the amount of €533,953,000 which therefore more than made up for the allocation for the year for current direct taxes;

the retransfer to the profit and loss account relates to €1,767,000 for the compensatory payment for deferred taxes.

- *Other reserves:*

of the amount used for payment, €8,415,000 was for staff-related charges, €4,530,000 for donations, €5,219,000 for charges for subsidiaries and €574,000 for other reasons;

provisions were for the following: €66,889,000 for sundry payroll costs (€49,989,000 deferred costs of bonus system, €7,797,000 for disputes, €2,700,000 for severance bonuses, €3,138,000 for unused holiday time and €3,265,000 for other reasons), €114,000 to cover potential charges for subsidiaries, and €8,749,000 to cover projected charges for disputes and various risks.

Specifically, it was deemed appropriate to make a conservative fixed provision of €4,000,000 for potential liabilities generated by the banks absorbed following the S3 project, for which it does not at present seem practical to use the tax amnesty provisions.
This line was taken due to the fact that in the past two years a number of group companies (including Locat SpA, UniCredito Gestione Crediti SpA and the parent company itself) have been subject to tax inspections. In the meantime others have been the recipients of a number of letters demanding large sums, which have proven to be totally baseless and have consequently been the subject of defensive action for annulment. Against this background of attention from the Tax Authorities being focused on the Group, given the size that this has now reached, the opportunity was taken to make the above provision.

A further provision of €800,000 concerns VAT-related disputes which fall under ordinary legal jurisdiction, involving banks absorbed through the S3 project and relating to the operation by these banks of the tax collection service. Since the outcome of these disputes (with certain land improvement cooperatives for the refund of VAT not payable on amounts due to Concessionaires for tax collection activities) does not seem to be favourable, it was decided to make this provision given the impossibility of using tax amnesties.

## Deferred taxation

In application of the principle requiring the reporting of deferred taxes, the following criteria were adopted:

– Use of the balance sheet liability method;

– The reporting of deferred tax assets on the basis of the following assumptions:
  - the existence of taxable income in future periods over a time horizon of up to three years, conservatively taking into account the existence of industrial plans covering that period;
  - the reporting of only those deferred tax assets resulting from expenses already allocated to the profit and loss account, for which the period in which they will be deductible from taxable income is already known with certainty;
  - the reporting only of deferred taxes that are likely to be realised .

There was no reporting of IRAP (the regional tax for productive activities) effects, since for purposes of this tax a loss is expected.

Accordingly, recorded deferred taxes were as follows:



**DEFERRED TAX ASSETS** € '000

| | IRPEG (Corporation tax) | |
|---|---|---|
| | Taxable amount | Tax |
| Writedowns of loans to customers | 133,467 | 44,044 |
| Entertainment expenses | 2,648 | 874 |
| Invim (tax on increases in property value) | 20 | 7 |
| Maintenance expenses | 104 | 34 |
| Writedown of equity investments | 245,091 | 80,880 |
| Goodwill | 2,474 | 816 |
| Commission on the placement of securities | 4 | 1 |
| Payroll costs | 49,281 | 16,263 |
| **Total** | **433,089** | **142,919** |

**DEFERRED TAXES** € '000

| | IRPEG (Corporation tax) | |
|---|---|---|
| | Taxable amount | Tax |
| Capital gains from the sale of financial fixed assets | 85,239 | 28,129 |
| Capital gains from sales of instrumental tangible assets | 47,272 | 15,599 |
| Capital gains from the sale of non-instrumental tangible assets | 7,236 | 2,388 |
| Dividends reported on an accrual basis | 13,702 | 4,522 |
| Other | 52 | 17 |
| **Total** | **153,501** | **50,655** |

In addition, deferred tax assets are shown to the extent that they are carried forward to future periods as being in excess of the limits reported above.

€ '000

| | IRPEG (Corporation tax) | |
|---|---|---|
| | Taxable amount | Tax |
| Writedowns of loans to customers | 20,146 | 6,648 |
| Entertainment expenses | 158 | 52 |
| Writedown of equity investments | 11,059 | 3,650 |
| Goodwill | 528 | 174 |
| **Total** | **31,891** | **10,524** |

In order to determine deferred taxes, tax rates in effect for the periods taken into consideration were used as noted below:

€ '000

| YEAR | IRPEG (Corporation tax) |
|---|---|
| 2004 | 33% |
| 2005 | 33% |
| 2006 | 33% |

## 7.4 Changes during the period in "Deferred tax assets" (included in item 130 Other assets)

€ '000

| | |
|---|---|
| **1. Initial amount** | **198,736** |
| **2. Increases** | **73,015** |
| 2.1 Deferred tax assets arising during the period | 27,367 |
| 2.2 Other increases | 45,648 |
| **3. Decreases** | **128,832** |
| 3.1 Deferred tax assets eliminated during the period | 90,715 |
| 3.2 Other decreases | 38,117 |
| **4. Final amount** | **142,919** |
| *of which: for deferred tax assets resulting from tax losses carried forward* | - |

Deferred tax assets allocated directly to the Shareholders' equity items are not reported.

## 7.5 Change during the period in "Deferred tax liabilities" (included in sub-item 80 b) "Taxation reserve")

€ '000

| | WITH BALANCING ENTRY MADE TO THE PROFIT AND LOSS ACCOUNT | WITH BALANCING ENTRY MADE TO SHAREHOLDERS' EQUITY |
|---|---|---|
| **1. Initial amount** | **576,079** | **1,930** |
| **2. Increases** | **9,597** | **-** |
| 2.1 Deferred taxes arising during the period | 9,597 | - |
| 2.2 Other increases | - | - |
| **3. Decreases** | **535,021** | **699** |
| 3.1 Deferred taxes eliminated during the period | 533,291 | 662 |
| 3.2 Other decreases | 1,730 | 37 |
| **4. Final amount** | **50,655** | **1,231** |

The following did not determine any deferred tax assets:

- Non-tax-deductible writedowns of loans to banks;
- Writedowns of equity investments and securities exceeding the tax-deductible amount under tax regulations;
- Reserves formed from provisions made to cover charges which are likely or certain, though the fiscal year of their occurrence is still not known.



To cover these exclusions, there is a potential deferred tax asset, which, if the projected IRPEG rate (33%) is used, amounts to 75,334 as set forth below:

€ '000

| | IRPEG (Corporation tax) | |
|---|---|---|
| | Taxable amount | Tax |
| **Writedowns of loans to banks** | 22,428 | 7,401 |
| **Writedowns of:** | | |
| - equity investments in non-Group companies | 28,255 | 9,324 |
| - investment securities deriving from restructured credit lines | 1,577 | 520 |
| - investment securities resulting from securitisation transactions | 44,373 | 14,643 |
| - for closed-end funds | 20,547 | 6,780 |
| - trading securities | 293 | 97 |
| **From reserves for risks and charges** | | |
| - reserves for pensions | 41,435 | 13,674 |
| - for guarantees and commitments | 2,193 | 724 |
| - for staff-related disputes | 56,548 | 18,661 |
| - projected charges for formerly held companies | 2,524 | 833 |
| - future charges for equity investments | 114 | 38 |
| - Other | 7,999 | 2,639 |
| **Total** | **228,286** | **75,334** |

# ○ Section 8 CAPITAL, RESERVES, FUND FOR GENERAL BANKING RISKS AND SUBORDINATED DEBT

€ '000

| SUBORDINATED DEBT AND SHAREHOLDERS' EQUITY | AMOUNTS AS AT 31.12.2003 |
|---|---|
| 110. Subordinated debt | 6,874,323 |
| SHAREHOLDERS' EQUITY: | |
| 100. Fund for general banking risks | 116,885 |
| 120. Capital | 3,158,168 |
| 130. Share premium reserve | 3,308,639 |
| 140. Reserves | 3,198,290 |
| 150. Revaluation reserves | 277,020 |
| 160. Retained earnings (losses) | - |
| 170. Current period net profit (loss) | 1,793,408 |
| | 11,852,410 |
| Total | 18,726,733 |

## Item 100 "Fund for general banking risks"

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| Fund for general banking risks | 116,885 |
| **Total** | **116,885** |

## Item 120 "Capital Stock"

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| 6,294,629,600 common shares (par value of €0.50 each) | 3,147,315 |
| 21,706,552 savings shares (par value of €0.50 each) | 10,853 |
| **Total** | **3,158,168** |

During the period, capital, which as at 31 December 2002 was made up of 6,274,433,668 common shares and 21,706,552 savings shares, with a par value of € 0.50 for both categories, changed following the increase in capital pursuant to Article 2349 of the Civil Code through the issuance of 20,195,932 common shares with a deduction from the special reserve associated with the medium-term bonus program for Group staff set up for the purpose.

As a result, capital increased from €3,148,070,000 at the end of 2002 to €3,158,168,000 at the end of 2003, and is made up of 6,294,629,600 ordinary shares with a par value of €0.50 each, and 21,706,552 savings shares with a par value of €0.50 each.

## Item 130 "Share premium reserve"

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| Ordinary share premium reserve | 3,286,469 |
| Savings share premium reserve | 22,170 |
| **Total** | **3,308,639** |

## Item 140 "Reserves"

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| **Legal reserve** | **508,136** |
| **Reserve for own shares or interests** | **-** |
| **Statutory reserves** | **1,015,472** |
| **Other reserves:** | |
| reserve pursuant to art. 55 Pres. Decree 597/73 | 60 |
| reserve pursuant to Law no. 516/82 | 1,625 |
| transfer of reserve, Law 218/90 | 271,718 |
| reserve pursuant to Art. 7(3) of Law no. 218/90 | 214,747 |
| reserve pursuant to Art. 19 of Legislative Decree 87/92 | 16 |
| reserve under Legislative Decree 124/93 | 680 |
| reserve under Legislative Decree 153/99 | 662,123 |
| share exchange reserve for former Fonspa shares | 53,879 |
| reserve for Fonspa split-off difference | 4,972 |
| reserve for S3 reorganisation share exchange surplus | 408,889 |
| reserve for OnBanca share exchange surplus | 48,383 |
| reserve connected with the incentive system for Group staff | 7,590 |
| | **1,674,682** |
| **Total** | **3,198,290** |

## Item 150 "Revaluation reserves"

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| Monetary equalisation reserve, Law 576/75 | 4,087 |
| Monetary revaluation reserve, Law 72/83 | 84,658 |
| Asset revaluation reserve, Law 408/90 | 28,965 |
| Property revaluation reserve, Law 413/91 | 159,310 |
| **Total** | **277,020** |

## Statement of changes in shareholders' equity items

€ '000

| | Capital stock | Issue premium | Legal reserve | Statutory reserves | Other reserves | Revaluation reserves | Retained earnings | Net profit (loss) for the year | Fund for general banking risks | TOTAL |
|---|---|---|---|---|---|---|---|---|---|---|
| **Balances as at 31.12.2002** | **3,148,070** | **3,308,639** | **368,367** | **771,601** | **1,669,744** | **277,020** | **97** | **1,397,694** | **116,885** | **11,058,117** |
| **Changes in 2003:** | | | | | | | | | | |
| Distribution of income approved at the shareholders' meeting of 6 May 2003: | | | | | | | | | | |
| - allocation to reserve | | | 139,769 | 243,871 | 15,036 | | | -398,676 | | - |
| - to shareholders 31.6% of par value of 3,137,216,834 in common shares (equal to 0.158 each) | | | | | | | | -991,360 | | -991,360 |
| - to shareholders 34.6% of par value of 10,853,276 in savings shares (equal to 0.173 each) | | | | | | | | -3,755 | | -3,755 |
| - allocation to donation reserve | | | | | | | | -4,000 | | -4,000 |
| - retained earnings | | | | | | | -97 | 97 | | - |
| Increase in share capital, associated with the medium-term bonus program for Group staff, by issuing common shares and debiting the reserve established for that purpose | 10,098 | | | | -10,098 | | | | | - |
| Net profit for the period | | | | | | | | 1,793,408 | | 1,793,408 |
| **Balances as at 31.12.2003** | **3,158,168** | **3,308,639** | **508,136** | **1,015,472** | **1,674,682** | **277,020** | **–** | **1,793,408** | **116,885** | **11,852,410** |

## Item 110 "Subordinated debt"

### *a) Amount, currency, interest rate, maturity date and euro equivalent*

€ '000

| MATURITY | CURRENCY | INTEREST RATE | PREPAYMENT CLAUSE | FACE VALUE (ROUNDED) | EQUIVALENT AS AT 31.12.2003 | of which: AVAILABLE AMOUNT FOR REGULATORY PURPOSES |
|---|---|---|---|---|---|---|
| **Subordinated bonds** | | | | | | |
| 1) 19.12.2007 | LIT | 6-month Libor | CALL 19/12/02 | 184,000,000,000 | 95,028 | 95,028 |
| 2) 14.06.2010 | EURO | 6.25% p.a.<br>act/act for years 1-5<br>3-month Euribor + 125 b.p.s.<br>for years 6-10 | CALL 14/06/05 | 400,000,000 | 400,000 | 399,174 |
| 3) 14.06.2010 | EURO | 3-month Euribor<br>+65 b.p.s. p.a. for years 1-5<br>+125 bps p.a. for years 1-10 | CALL 14/06/05 | 800,000,000 | 800,000 | 798,859 |
| 4) 29.10.2010 | EURO | 5.20% for year 1<br>5.30% for year 2<br>5.40% for year 3<br>5.50% for year 4<br>5.60% for year 5<br>5.70% for year 6<br>6.25% for year 7<br>6.80% for year 8<br>7.35% for year 9<br>7.90% for year 10 | | 747,000,000 | 747,000 | 747,000 |
| 5) 13.12.2010 | EURO | gross annual rate of 2.75%<br>of the nominal value for 10 years.<br>At maturity a "higher yield"<br>may be paid, which is<br>related to the revaluation<br>of a stock index (EuroSTOXX50),<br>calculated on the basis of<br>a formula reported in the<br>agreement and adjusted<br>as necessary by applying<br>a "Take Profit" clause | | 261,000,000 | 261,000 | 261,000 |
| 6) 16.03.2011 | EURO | 3-month Euribor<br>+75 bps p.a. for years 1-5<br>+135 bps p.a. for years 6-10 | CALL 16/03/06 | 500,000,000 | 500,000 | 499,207 |
| 7) 16.03.2011 | EURO | 6% p.a. | | 500,000,000 | 500,000 | 497,294 |
| 8) 27.11.2011 | EURO | 5% p.a.<br>act/act for years 1-5<br>3-month Euribor +130 b.p.s.<br>for years 6-10 | CALL 27/11/06 | 400,000,000 | 400,000 | 399,453 |
| 9) 27.11.2011 | EURO | 3-month Euribor<br>+70 bps p.a. for years 1-5<br>+130 bps p.a. for years 6-10 | CALL 27/11/06 | 400,000,000 | 400,000 | 399,279 |
| | | | | | **4,103,028** | **4,096,294** |

*(Item 110 "Subordinated debt", continued)* € '000

| MATURITY | CURRENCY | INTEREST RATE | PREPAYMENT CLAUSE | FACE VALUE (ROUNDED) | EQUIVALENT AS AT 31.12.2003 | of which: AVAILABLE AMOUNT FOR REGULATORY PURPOSES |
|---|---|---|---|---|---|---|
| **Hybrid capital instruments:** | | | | | | |
| 10) 31.03.2010 | EURO | 6-month Euribor + 0.20% p.a. | | 775,000,000 | 775,000 | 775,000 |
| 11) 28.02.2012 | EURO | 6.10% | | 500,000,000 | 500,000 | 499,551 |
| | | | | | **1,275,000** | **1,274,551** |
| **Innovative capital instruments:** | | | | | | |
| 12) 5.10 Perpetual | $USA | 9.20% p.a. for the first 10 years - subsequently 3-month Euribor + 335 b.p.s. | CALL 05/10/10 | 450,000,000 | 356,295 | 356,169 |
| 13) 5.10 Perpetual | EURO | 8.048% p.a. act/act for the first 10 years - subsequently 3-month Euribor + 325 b.p.s. | CALL 05/10/10 | 540,000,000 | 540,000 | 540,000 |
| | | | | | **896,295** | **896,169** |
| **Tier 3 subordinated bonds:** | | | | | | |
| 14) 20.07.2004 | EURO | 3-month Euribor + 40 b.p.s. | | 600,000,000 | 600,000 | |
| *including amount calculated to cover capital requirements in respect of specific market* risks of €128,305 thousand | | | | | | |
| | | | | | **600,000** | |
| **Total for item 110** | | | | | **6,874,323** | **6,267,014** |

## *b) Prepayment options*

The prepayment option is available for all bonds issued by the Parent Company listed above, should any of them become a tax liability, subject to the prior consent of Banca d'Italia.

No. 1: repayment will occur in five equal instalments due over the last five years of the debt. Prepayment is allowed five years after the issuance date, but only at the initiative of the issuer, and subject to Banca d'Italia approval. In 2003 1/5 of the bonds issued were repaid.

Nos. 2 and 3: the issuer has the option to repay the debt in full starting in year 5.

No. 4: the debt will be repaid at par in five equal annual cash instalments due starting 31 October 2006, through the reduction of one fifth of the nominal value of each outstanding bond.

Nos. 5 and 7: the bond will be repaid in a single amount at maturity.

Nos. 6, 8 and 9: the issuer has the option to repay the debt in full starting from the end of year 5 and on each subsequent coupon payment date.

Nos. 10,11 and 14: the bond will be repaid in full at maturity.

Nos. 12 and 13: it should be noted that the issuer has the right to repay the subordinated notes at any time subject to Banca d'Italia authorisation, and in addition, it may, at any time, and subject to certain conditions, substitute another foreign branch for the New York branch as the "obligor."

### *c) Subordination conditions*

For all transactions, the claims of subordinated creditors are junior to the claims of ordinary creditors in the event of liquidation.

For hybrid capital instruments, the payment of interest may be suspended or limited in the event of poor operating performance.



## 8.1 Regulatory capital and prudential requirements

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| **A. Capital for regulatory purposes** | |
| A.1 Tier 1 capital | 11,367,148 |
| A.2 Tier 2 capital | 5,608,254 |
| A.3 Items to be deducted | 357,393 |
| A.4 Capital for regulatory purposes | 16,618,009 |
| **B. Prudential regulatory requirements** | |
| B.1 Credit risks | 3,677,255 |
| B.2 Market risks | 128,305 |
| *of which:* | |
| *- Trading portfolio risks* | *54,060* |
| *- Exchange risks* | *74,245* |
| B.3 Tier 3 subordinated bonds | 128,305 |
| B.4 Other prudential requirements | 29,943 |
| B.5 Total prudential requirements | 3,835,503 |
| **C. Risk assets and regulatory ratios** | |
| C.1 Risk-weighted assets * | 54,847,693 |
| C.2 Tier 1 capital/risk-weighted assets | 20.72% |
| C.3 Capital for regulatory purposes/risk-weighted assets | 30.53% |

* Total prudential requirements multiplied by the reciprocal of the minimum mandatory credit risk ratio.

# Section 9 OTHER LIABILITIES

Other liability items were broken down as follows:

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| 50. Other liabilities | 4,278,626 |
| 60. Accrued liabilities and deferred income | 700,962 |
| Total | 4,979,588 |

## 9.1 "Other liabilities"

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| **Caution monies:** | |
| - in favour of the Bank | - |
| - in favour of third parties | 253,394 |
| | **253,394** |
| **Miscellaneous tax items for amounts to be paid to tax authorities on behalf of third parties** | **10,480** |
| **Items in transit between branches not yet attributed to destination accounts** | **5,741** |
| **Available amounts to be paid to third parties** | **75,178** |
| *of which: back dividends to be paid to shareholders* | *1,261* |
| **Items in processing** | **202,176** |
| **Entries resulting from the valuation of off-balance-sheet transactions** | |
| - customers | 612,125 |
| - banks | 2,290,175 |
| | **2,902,300** |
| **Entries related to securities transactions** | **148,612** |
| **Payables for miscellaneous entries related to the tax collection service** | **6,003** |
| **Items judged definitive but not attributable to other items:** | |
| - provisions to cover payroll costs | 6,934 |
| - accounts payable – suppliers | 46,065 |
| - provisions for tax withholding on accrued interest, bond coupon payments or dividends | 14 |
| - other entries | 441,575 |
| | **494,588** |
| **Option premiums collected** | **160,823** |
| **Adjustments for illiquid portfolio entries *** | **-** |
| **Bank transfers subj. to electronic clearing** | **3,248** |
| **Others** | **16,083** |
| **Total** | **4,278,626** |

* The set-off relating to collection of debts owed to third parties is illustrated in Section 12.4.

## 9.2 Item 60 "Accrued liabilities and deferred income"

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| **Accrued liabilities** | |
| accrued interest on bank accounts | 66,602 |
| accrued interest on customer accounts | 8,507 |
| accrued interest on securities in issue | 124,334 |
| accrued interest on subordinated debt | 100,667 |
| differentials on derivative contracts | 227,667 |
| other transactions | 2,661 |
| **Total Accrued liabilities** | **530,438** |
| **Deferred income** | |
| on discounted bills | 1,077 |
| interest related to off-balance-sheet transactions | 165,510 |
| miscellaneous fees and commissions and other transactions | 3,937 |
| **Total deferred income** | **170,524** |
| **Total accrued liabilities and deferred income** | **700,962** |



Accrued liabilities and deferred income are reported on the basis of the accrual principle and in accordance with the provisions of Article 2424 bis of the Civil Code.

## 9.3 Adjustments for accrued liabilities and deferred income

It should be noted that no upward or downward adjustments were made to balancing asset and liability items, to which accrued liabilities and deferred income are related.

# Section 10 GUARANTEES AND COMMITMENTS

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| **10. Guarantees given** | **5,327,227** |
| **20. Commitments** | **6,892,522** |
| Total | 12,219,749 |

## 10.1 Item 10 "Guarantees given"

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| **a) Commercial guarantees given** | **2,505,150** |
| **b) Financial guarantees given** | **2,822,077** |
| **c) Assets pledged** | - |
| **Total** | **5,327,227** |
| *of which: - Acceptances* | *6,638* |
| *- Payment commitments* | *103,266* |
| *- Guarantees* | *4,099,301* |
| *- Documentary letters of credit* | *1,117,606* |
| *- Other guarantees* | *416* |

## 10.2 Item 20 "Commitments"

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| **a) Commitments to disburse funds, usage certain** | **2,438,622** |
| *of which: - Deposits and loans to be disbursed* | *2,164,230* |
| *- Credit derivatives – sale of protection* | *265,000* |
| *- Other commitments to disburse funds* | *9,392* |
| **b) Commitments to disburse funds, usage uncertain** | **4,453,900** |
| *of which: - Amounts available under irrevocable lines of credit* | *3,461,565* |
| *- Commitment to Interbank Deposit Protection Fund* | *43* |
| *- Other commitments to disburse funds* | *992,292* |
| **Total** | **6,892,522** |

## 10.3 Assets used to secure the Group's debts

€ '000

| | AMOUNTS AS AT 31.12.2003 | |
|---|---|---|
| | FACE VALUE | BOOK VALUE |
| **Investment and trading securities:** | | |
| to secure reverse Repos | 3,879,380 | 3,896,968 |
| reserve requirements to support foreign branches | 27,712 | 27,712 |
| | **3,907,092** | **3,924,680** |
| **Other transactions:** | | |
| discount windows | 246,635 | 246,635 |
| | **246,635** | **246,635** |
| **Total** | **4,153,727** | **4,171,315** |

## 10.4 Unused portions of committed credit lines

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| a) Central banks | 2,339,360 |
| b) Other banks | - |
| **Total** | **2,339,360** |

## 10.5 Forward transactions

At the end of the period, UniCredito Italiano SpA had the following forward transactions pending for its own account (those related to trading on behalf of third parties are indicated in section 12) below.

€ '000

| | AMOUNTS AS AT 31.12.2003 | | | |
|---|---|---|---|---|
| | HEDGING | TRADING | OTHER TRANSACTIONS | TOTAL |
| **1. Trades** | **37,679,568** | **494,949** | **-** | **38,174,517** |
| 1.1 Securities | - | 92,728 | - | 92,728 |
| - purchases | - | - | - | - |
| - sales | - | 92,728 | - | 92,728 |
| 1.2 Currencies | 37,679,568 | 402,221 | - | 38,081,789 |
| - currencies against currencies | 4,320,424 | - | - | 4,320,424 |
| - purchases against euro | 31,679,393 | 204,765 | - | 31,884,158 |
| - sales against euro | 1,679,751 | 197,456 | - | 1,877,207 |
| **2. Deposits and loans** | **-** | **-** | **4,161,083** | **4,161,083** |
| - to be disbursed | - | - | 2,164,230 | 2,164,230 |
| - to be received | - | - | 1,996,853 | 1,996,853 |
| **3. Derivatives** | **55,492,483** | **30,164,622** | **2,016,092** | **87,673,197** |
| 3.1 With exchange of principal | 641,813 | 327,065 | 250,000 | 1,218,878 |
| a) securities | 602,483 | 327,065 | 250,000 | 1,179,548 |
| - purchases | - | 145,065 | - | 145,065 |
| - sales | 602,483 | 182,000 | 250,000 | 1,034,483 |
| b) currencies | 39,330 | - | - | 39,330 |
| - currencies against currencies | 29,330 | - | - | 29,330 |
| - purchases against euro | 10,000 | - | - | 10,000 |
| - sales against euro | - | - | - | - |
| c) Other values | - | - | - | - |
| - purchases | - | - | - | - |
| - sales | - | - | - | - |
| 3.2 Without exchange of principal | 54,850,670 | 29,837,557 | 1,766,092 | 86,454,319 |
| a) currencies | 119,826 | - | 119,826 | 239,652 |
| - currencies against currencies | - | - | - | - |
| - purchases against euro | 118,646 | - | 1,180 | 119,826 |
| - sales against euro | 1,180 | - | 118,646 | 119,826 |
| b) Other values * | 54,730,844 | 29,837,557 | 1,646,266 | 86,214,667 |
| - purchases | 27,756,545 | 23,438,498 | 108,652 | 51,303,695 |
| - sales | 26,974,299 | 6,399,059 | 1,537,614 | 34,910,972 |
| **Total** | **93,172,051** | **30,659,571** | **6,177,175** | **130,008,797** |

*Including basis swaps of €554,591 indicated as both purchases and sales.

Details of item 3, "Derivatives," are as follows:

### *Item 3.1.a Derivatives with exchange of principal – securities*

€ '000

| | | AMOUNTS AS AT 31.12.2003 |
|---|---|---|
| Futures on fixed-income securities | 3,210 lots | 321,000 |
| OTC bond options | 3 contracts | 250,000 |
| OTC stock options | 9 contracts | 602,483 |
| Stock warrants | 15,163,511 warrants | 6,065 |
| **Total** | | **1,179,548** |

### *Item 3.1.b Derivatives with exchange of principal - currencies*

€ '000

| | | AMOUNTS AS AT 31.12.2003 |
|---|---|---|
| Currency Interest Rate Swap | 4 contracts | 39,330 |
| **Total** | | **39,330** |

### *Item 3.2.a Derivatives without exchange of principal – currencies*

€ '000

| | | | | AMOUNTS AS AT 31.12.2003 |
|---|---|---|---|---|
| Covered Warrants on foreign exchange | - issued | *** | 8,191,000 warrants | 119,826 |
| | - for hedging | *** | 8,191,000 warrants | 119,826 |
| **Total** | | | | **239,652** |

### *Item 3.2.b Derivatives without exchange of principal – other assets*

€ '000

| | | | | | AMOUNTS AS AT 31.12.2003 |
|---|---|---|---|---|---|
| Interest Rate Swaps | | | 358 | contracts | 49,468,891 |
| Basis Interest Rate Swap | | * | 41 | contracts | 1,109,182 |
| Forward Rate Agreements | | | 63 | contracts | 10,613,050 |
| Swap options | | | 7 | contracts | 1,238,970 |
| OTC rate options | | | 20 | contracts | 984,026 |
| OTC share options | | | 105 | contracts | 1,552,742 |
| OTC index options | | ** | 153 | contracts | 3,395,681 |
| Covered equity warrants | - issued | *** | 1,649,679,840 | warrants | 726,138 |
| | - for hedging | *** | 1,649,679,840 | warrants | 726,138 |
| Covered index warrants | - issued | *** | 83,412,280 | warrants | 179,232 |
| | - for hedging | *** | 83,412,280 | warrants | 179,232 |
| Index futures | | | 1,500 | lots | 41,385 |
| Interest rate futures | | | 16,000 | lots | 16,000,000 |
| **Total** | | | | | **86,214,667** |

* €554,591 indicated for both purchase and sale

** Including €740,896 implicit in structured securities issued or acquired ("Other transactions" column) and the same number implicit in related derivatives ("Hedging" column).

*** Hedging of Covered Warrants held has been done through the purchase by TradingLab Banca SpA of similar instruments issued by the company for that purpose: these instruments are OTC derivatives with the same financial characteristics as the equivalent CWs with limited circulation issued exclusively between the two parties involved (and therefore are not available publicly).
Covered warrants issued are included in the column "Other transactions".

## Derivatives and foreign currency forward contracts - Notional principal

This section presents additional information regarding derivative contracts in accordance with the standards defined jointly by the Basle Committee on Banking Supervision and the International Organisation of Securities Commissions (IOSCO).

### *Notional principal broken down by type of contract and risk*

€ '000

| | AMOUNTS AS AT 31.12.2003 | | | | |
|---|---|---|---|---|---|
| | INTEREST RATES | EXCHANGE RATES AND GOLD | STOCK PRICES AND INDEXES | OTHER | TOTAL |
| **Trading contracts** | **28,446,928** | **372,128** | **2,870,136** | **-** | **31,689,192** |
| **- unlisted** | **12,033,200** | **372,128** | **2,828,751** | **-** | **15,234,079** |
| Forwards | - | 372,128 | - | - | 372,128 |
| FRAs | - | - | - | - | - |
| Swaps | 9,924,487 | - | - | - | 9,924,487 |
| Basis Swaps | 129,106 | - | - | - | 129,106 |
| Options purchased | 810,192 | - | 975,999 | - | 1,786,191 |
| Options sold | 1,169,415 | - | 1,852,752 | - | 3,022,167 |
| **- listed** | **16,413,728** | **-** | **41,385** | **-** | **16,455,113** |
| Forwards | 92,728 | - | - | - | 92,728 |
| Futures purchased | 16,139,000 | - | 41,385 | - | 16,180,385 |
| Futures sold | 182,000 | - | - | - | 182,000 |
| Options purchased | - | - | - | - | - |
| Options sold | - | - | - | - | - |
| **Non-trading contracts** | **51,076,329** | **35,359,818** | **4,538,959** | **-** | **90,975,106** |
| **- unlisted** | **51,076,329** | **35,359,818** | **4,538,959** | **-** | **90,975,106** |
| Forwards | - | 35,080,836 | - | - | 35,080,836 |
| FRAs | 10,613,050 | - | - | - | 10,613,050 |
| Swaps | 39,544,403 | 39,330 | - | - | 39,583,733 |
| Basis Swaps | 425,486 | - | - | - | 425,486 |
| Options purchased | 309,820 | 119,826 | 2,368,180 | - | 2,797,826 |
| Options sold | 183,570 | 119,826 | 2,170,779 | - | 2,474,175 |
| **- listed** | **-** | **-** | **-** | **-** | **-** |
| Forwards | - | - | - | - | - |
| Futures purchased | - | - | - | - | - |
| Futures sold | - | - | - | - | - |
| Options purchased | - | - | - | - | - |
| Options sold | - | - | - | - | - |
| **Grand total** | **79,523,257** | **35,731,946** | **7,409,095** | **-** | **122,664,298** |
| *of which: unlisted* | *63,109,529* | *35,731,946* | *7,367,710* | - | *106,209,185* |

# Unlisted contracts: notional capital, market value, potential credit equivalent (add-on)

€ '000

| | AMOUNTS AS AT 31.12.2003 | | | | |
|---|---|---|---|---|---|
| | INTEREST RATES | EXCHANGE RATES AND GOLD | STOCK PRICES AND INDEXES | OTHER | TOTAL |
| **Notional capital** | **63,109,529** | **35,731,946** | **7,367,710** | | **106,209,185** |
| **Market values** | | | | | |
| **Trading contracts** | | | | | |
| **a) Positive value** | | | | | |
| Forwards | - | 1,831 | - | - | 1,831 |
| FRAs | - | - | - | - | - |
| Swaps | 271,096 | - | - | - | 271,096 |
| Basis Swaps | 322 | - | - | - | 322 |
| Options | 17,892 | - | 251,752 | - | 269,644 |
| | **289,310** | **1,831** | **251,752** | **-** | **542,893** |
| **b) Negative value** | | | | | |
| Forwards | - | 761 | - | - | 761 |
| FRAs | - | - | - | - | - |
| Swaps | 286,165 | - | - | - | 286,165 |
| Basis Swaps | 1,145 | - | - | - | 1,145 |
| Options | 18,618 | - | 82,180 | - | 100,798 |
| | **305,928** | **761** | **82,180** | **-** | **388,869** |
| **Non-trading contracts** | | | | | |
| **a) Positive value** | | | | | |
| Forwards | - | 8,671 | - | - | 8,671 |
| FRAs | 5,208 | - | - | - | 5,208 |
| Swaps | 544,648 | 98,711 | - | - | 643,359 |
| Basis Swaps | 21,956 | - | - | - | 21,956 |
| Options | 3,215 | 230 | 193,557 | - | 197,002 |
| | **575,027** | **107,612** | **193,557** | **-** | **876,196** |
| **b) Negative value** | | | | | |
| Forwards | - | 1,509,054 | - | - | 1,509,054 |
| FRAs | 527 | - | - | - | 527 |
| Swaps | 545,991 | 5,566 | - | - | 551,557 |
| Basis Swaps | 2,725 | - | - | - | 2,725 |
| Options | 1,739 | 230 | 78,789 | - | 80,758 |
| | **550,982** | **1,514,850** | **78,789** | **-** | **2,144,621** |
| Market values | | | | | |
| **- positive** | **864,337** | **109,443** | **445,309** | **-** | **1,419,089** |
| **- negative** | **856,910** | **1,515,611** | **160,969** | **-** | **2,533,490** |
| Potential credit equivalent (add on) | **203,775** | **357,893** | **244,502** | **-** | **806,170** |

## Notional capital of unlisted contracts by residual life

€ '000

| | AMOUNTS AS AT 31.12.2003 | | | |
|---|---|---|---|---|
| | UP TO ONE YEAR | ONE TO FIVE YEARS | OVER FIVE YEARS | TOTAL |
| **a) Interest rate contracts** | **41,111,396** | **10,643,126** | **11,355,007** | **63,109,529** |
| Forwards | - | - | - | - |
| Derivatives | 41,111,396 | 10,643,126 | 11,355,007 | 63,109,529 |
| *of which: options purchased* | *91,628* | *314,000* | *714,384* | *1,120,012* |
| **b) Exchange rate contracts** | **35,692,616** | **31,375** | **7,955** | **35,731,946** |
| Forwards | 35,452,964 | - | - | 35,452,964 |
| Derivatives | 239,652 | 31,375 | 7,955 | 278,982 |
| *of which: options purchased* | *119,826* | - | - | *119,826* |
| **c) Stock price and index contracts** | **3,146,563** | **2,857,807** | **1,363,340** | **7,367,710** |
| Forwards | - | - | - | - |
| Derivatives | 3,146,563 | 2,857,807 | 1,363,340 | 7,367,710 |
| *of which: options purchased* | *1,833,307* | *829,202* | *681,670* | *3,344,179* |
| **d) Other contracts** | - | - | - | - |
| Forwards | - | - | - | - |
| Derivatives | - | - | - | - |
| *of which: options purchased* | - | - | - | - |
| **Total** | **79,950,575** | **13,532,308** | **12,726,302** | **106,209,185** |



## Information on the credit quality of unlisted contracts

€ '000

| | | AMOUNTS AS AT 31.12.2003 | | | | | |
|---|---|---|---|---|---|---|---|
| | | EXPOSURE BEFORE COLLATERAL AND GUARANTEES | | | | | Weighted credit equivalent * after security |
| | | Market value | | Credit exposure | | | |
| Weighting factor | Counterparties | Negative | Positive | Current | Potential | Total | |
| 0% | Governments, Zone A central banks | - | - | - | - | - | - |
| 20% | Government agencies, banks in Zone A, supranationals, banks in Zone B with remaining maturity of up to 1 year | 2,418,775 | 1,032,861 | 1,032,861 | 709,741 | 1,742,602 | 348,521 |
| 50% | Individual customers | 114,715 | 386,228 | 386,228 | 96,429 | 482,657 | 241,329 |
| 100% | Government entities, banks in Zone B with remaining maturity of over 1 year | - | - | - | - | - | - |
| **Total** | | **2,533,490** | **1,419,089** | **1,419,089** | **806,170** | **2,225,259** | **589,850** |

* based on Basel Committee rules (Customers 50% - Banks 20%).

## Information on expired contracts and related loan losses

€ '000

| INFORMATION ON EXPIRED DERIVATIVE CONTRACTS | TIME SINCE EXPIRATION: | AMOUNTS AS AT 31.12.2003 |
|---|---|---|
| Book value | 30-90 days | - |
| Book value | over 90 days | - |
| Positive market value | 30-90 days | - |
| Positive market value | over 90 days | - |
| Reported loan losses | | - |

## 10.6 Credit derivatives

€ '000

| | AMOUNTS AS AT 31.12.2003 | |
|---|---|---|
| | TRADING | OTHER TRANSACTIONS |
| **1. Purchases of protection** | - | **895,674** |
| 1.1 With exchange of principals * | - | 280,440 |
| - Credit Default Swap | - | 280,440 |
| 1.2 Without exchange of principals | - | 615,234 |
| - Credit Default Swap | - | 615,234 |
| **2. Sales of protection** | - | **265,000** |
| 2.1 With exchange of principals * | - | 265,000 |
| - Credit Default Swap | - | 265,000 |
| 2.2 Without exchange of principals | - | - |

* Credit derivatives requiring delivery of the "reference obligation" ("physical delivery").

# Section 11 CONCENTRATION AND DISTRIBUTION OF ASSETS AND LIABILITIES

## 11.1 Large exposures

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| a) amount | - |
| b) number | - |

In addition to cash related risk assets, this amount included off-balance-sheet risk assets and amounts available under unused lines of credit (loans, advances and guarantees).
At the end of 2003, there were no significant existing positions for the purposes of this reporting.

## 11.2 Distribution of loans to customers by main categories of borrowers

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| a) Governments | - |
| b) Other public entities | 20,522 |
| c) Non-financial companies | 2,148,194 |
| d) Financial companies | 10,433,725 |
| e) Family firms | - |
| f) Other borrowers | 546,499 |
| **Total** | **13,148,940** |

## 11.3 Distribution of loans to Italian resident non-financial companies and family firms

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| **Economic sectors** | |
| a) Other services | 1,103,467 |
| b) Agricultural and industrial equipment | 12,265 |
| c) transportation | 1,972 |
| d) Textiles, leather and footwear and clothing products | 702 |
| e) Food products, beverages, tobacco | .. |
| f) Other sectors | - |
| **Total** | **1,118,406** |

## Distribution of credit derivatives purchased (guarantees received) by main counterparty categories

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| **Banking Book:** | **895,674** |
| - banks | 807,233 |
| - financial institutions | 88,441 |
| **Trading Book:** | - |
| - banks | - |
| - financial institutions | - |
| **Total** | **895,674** |

## 11.4 Distribution of guarantees given by main counterparty categories

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| a) Governments | - |
| b) Other public entities | - |
| c) Banks | 3,088,875 |
| d) Non-financial companies | 388,660 |
| e) Financial companies | 1,290,538 |
| f) Family firms | 250 |
| g) Other | 558,904 |
| **Total** | **5,327,227** |

## Distribution of credit derivatives sold (guarantees given) by main counterparty categories

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| **Banking Book:** | **265,000** |
| - banks | 265,000 |
| - financial institutions | - |
| **Trading Book:** | - |
| - banks | - |
| - financial institutions | - |
| **Total** | **265,000** |

## 11.5 Geographical distribution of Assets and Liabilities

€ '000

| | AMOUNTS AS AT 31.12.2003 | | | |
|---|---|---|---|---|
| | ITALY | OTHER EU COUNTRIES | OTHER COUNTRIES | TOTAL |
| **1. Assets** | **82,440,431** | **5,770,632** | **2,673,658** | **90,884,721** |
| 1.1 Loans to banks | 54,153,495 | 4,096,572 | 1,012,793 | 59,262,860 |
| 1.2 Loans to customers | 11,463,891 | 548,586 | 1,136,463 | 13,148,940 |
| 1.3 Securities | 16,823,045 | 1,125,474 | 524,402 | 18,472,921 |
| **2. Liabilities** | **47,671,430** | **29,933,966** | **16,796,342** | **94,401,738** |
| 2.1 Due to banks | 34,490,082 | 5,241,435 | 12,217,828 | 51,949,345 |
| 2.2 Due to customers | 2,078,326 | 2,130,387 | 2,584,627 | 6,793,340 |
| 2.3 Securities in issue | 5,124,994 | 22,562,144 | 1,097,592 | 28,784,730 |
| 2.4 Other accounts | 5,978,028 | - | 896,295 | 6,874,323 |
| **3. Guarantees and commitments** | **5,038,813** | **3,554,747** | **3,626,189** | **12,219,749** |

## 11.6 Breakdown of Assets and Liabilities by maturity

€ '000

| | AMOUNTS AS AT 31.12.2003 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | FIXED TERM | | | | | | | TERM NOT SPECIFIED | TOTAL |
| | on demand | up to 3 months | 3 -12 months | 1 - 5 years fixed rate | 1 - 5 years indexed rate | over 5 years fixed rate | over 5 years indexed rate | | |
| **1. Assets** | | | | | | | | | |
| 1.1 Refinanceable treasury notes | 37,675 | 7,594 | 6,063 | 4,250 | 193,099 | 73,458 | 231 | - | 322,370 |
| 1.2 Loans to Banks | 9,546,272 | 24,599,776 | 18,761,779 | 1,541,412 | 2,412,947 | 29,522 | 30,855 | 2,340,297 | 59,262,860 |
| 1.3 Due from customers | 166,938 | 10,367,997 | 658,085 | 275,558 | 685,367 | 28,370 | 952,836 | 13,789 | 13,148,940 |
| 1.4 Bonds and other debt securities | 1,742 | 501,652 | 765,865 | 1,029,159 | 4,022,937 | 945,358 | 10,443,807 | - | 17,710,520 |
| | **9,752,627** | **35,477,019** | **20,191,792** | **2,850,379** | **7,314,350** | **1,076,708** | **11,427,729** | **2,354,086** | **90,444,690** |
| 1.5 "Off-balance-sheet" transactions | 543,155 | 38,907,406 | 26,271,163 | 10,216,505 | 1,166,187 | 6,579,923 | - | - | 83,684,339 |
| **Total Assets** | **10,295,782** | **74,384,425** | **46,462,955** | **13,066,884** | **8,480,537** | **7,656,631** | **11,427,729** | **2,354,086** | **174,129,029** |
| **2. Liabilities** | | | | | | | | | |
| 2.1 Due to banks | 28,970,180 | 18,939,354 | 3,530,399 | - | 408,706 | - | 100,706 | - | 51,949,345 |
| 2.2 Due to customers | 1,784,670 | 4,635,218 | 140,052 | - | - | - | 233,400 | - | 6,793,340 |
| 2.3 Securities in issue: | | | | | | | | | |
| *- Bonds* | *37,519* | *38,500* | *303,847* | *203,587* | *1,321,496* | *336,689* | *2,700,823* | - | *4,942,461* |
| *- Certificates of deposit* | - | *22,036,502* | *1,743,712* | *41,316* | *11,010* | - | *9,664* | - | *23,842,204* |
| *- Other securities* | *65* | - | - | - | - | - | - | - | *65* |
| | 37,584 | 22,075,002 | 2,047,559 | 244,903 | 1,332,506 | 336,689 | 2,710,487 | - | 28,784,730 |
| 2.4 Subordinated debt | - | - | 600,000 | - | 95,028 | 2,296,295 | 3,883,000 | - | 6,874,323 |
| | **30,792,434** | **45,649,574** | **6,318,010** | **244,903** | **1,836,240** | **2,632,984** | **6,927,593** | - | **94,401,738** |
| 2.5 "Off-balance-sheet" transactions | 40,586 | 39,490,588 | 32,510,236 | 6,229,319 | 777,711 | 4,635,899 | - | - | 83,684,339 |
| **Total Liabilities** | **30,833,020** | **85,140,162** | **38,828,246** | **6,474,222** | **2,613,951** | **7,268,883** | **6,927,593** | - | **178,086,077** |

## 11.7 Assets and liabilities in foreign currencies

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| **a) Assets** | |
| 1. Loans to banks | 3,377,185 |
| 2. Due from customers | 1,252,372 |
| 3. Securities | 534,786 |
| 4. Equity investments | 2,635,206 |
| 5. Other accounts | 48,975 |
| | **7,848,524** |
| **b) Liabilities** | |
| 1. Due to banks | 13,024,933 |
| 2. Due to customers | 3,447,302 |
| 3. Securities in issue | 17,125,970 |
| 4. Other accounts | 356,294 |
| | **33,954,499** |

Based on current regulations, "other accounts" under assets are made up of item 10 Cash; "other accounts" under liabilities are made up of item 110. Subordinated debt.

The following exchange rates were used for the conversion into euro of foreign currency entries of major significance in the Bank's operations:

€ '000

| | EURO EXCHANGE RATES AS AT 31.12.2003 |
|---|---|
| United States dollar | 1.2630 |
| British pound | 0.7048 |
| Japanese yen | 135.05 |
| Polish zloty | 4.7019 |
| Croatian kuna | 7.64964 |
| Slovak koruna | 41.17 |
| Bulgarian lev | 1.9557 |
| Turkish lira | 1,771,638 |
| Romanian leu | 41,158 |

## 11.8 Securitisation transactions

The Group's main aim in performing securitisation transactions is to free up "economic capital" and/or obtain new liquidity, and to obtain greater diversification in funding sources.

The advisability of securitisation transactions is evaluated on the basis of the ability to create value; in this regard, a decision procedure was developed and centralised at Parent Company level, for planning, evaluating and executing securitisations.

The process includes an economic feasibility study phase used to evaluate the impact on capital (Tier I Ratio and Total Capital Ratio of the Group), and on EVA (Economic Value Added) and RARORAC (Risk Adjusted Return On Risk Adjusted Capital).

If the evaluation in this first phase is positive, a technical and operational feasibility study is begun to examine the assets to be securitised, and the transaction structure is established.

Once technical feasibility is established, the transaction is carried out.



**No securitisation transactions were carried out in 2003.**

Existing positions are provided below in securities and deposits originating from previous securitisations:

## Portfolio loans and securities originating from securitisation transactions

(€ million)

| Category | Quality of underlying assets | Type of underlying asset: Internal | Third-party | Total | Writedowns | Writebacks | Book value |
|---|---|---|---|---|---|---|---|
| **Subordinated Deposits** | | **17.3** | **7.3** | **24.6** | **-1.7** | **-** | **22.9** |
| Junior | Other assets | - | 7.3 | 7.3 | -1.7 | - | 5.6 |
| Junior | Other assets * | 17.3 | - | 17.3 | - | - | 17.3 |
| **Investment securities** | | **-** | **318.7** | **318.7** | **-44.3** | **-** | **274.4** |
| Senior | | - | 309.2 | 309.2 | -42.0 | - | 267.2 |
| | Non-performing loans | - | - | - | - | - | - |
| | Doubtful loans | - | - | - | - | - | - |
| | Other assets | - | 309.2 | 309.2 | -42.0 | - | 267.2 |
| Mezzanine | | - | - | - | - | - | - |
| | Non-performing loans | - | - | - | - | - | - |
| | Doubtful loans | - | - | - | - | - | - |
| | Other assets | - | - | - | - | - | - |
| Junior | | - | 9.5 | 9.5 | -2.3 | - | 7.2 |
| | Non-performing loans | - | - | - | - | - | - |
| | Doubtful loans | - | - | - | - | - | - |
| | Other assets | - | 9.5 | 9.5 | -2.3 | - | 7.2 |
| **Trading securities** | | **-** | **1,258.2** | **1,258.2** | **-** | **-** | **1,258.2** |
| Senior | | - | 1,258.2 | 1,258.2 | - | - | 1,258.2 |
| | Non-performing loans | - | 347.0 | 347.0 | - | - | 347.0 |
| | Doubtful loans | - | - | - | - | - | - |
| | Other assets | - | 911.2 | 911.2 | - | - | 911.2 |
| Mezzanine | | - | - | - | - | - | - |
| | Non-performing loans | - | - | - | - | - | - |
| | Doubtful loans | - | - | - | - | - | - |
| | Other assets | - | - | - | - | - | - |
| Junior | | - | - | - | - | - | - |
| | Non-performing loans | - | - | - | - | - | - |
| | Doubtful loans | - | - | - | - | - | - |
| | Other assets | - | - | - | - | - | - |
| **Total** | | **17.3** | **1,584.2** | **1,601.5** | **-46.0** | **-** | **1,555.5** |

* "Synthetic" securitisation.

## Group Securitisation Transactions

### *Cordusio synthetic securitisation*

• *Origin:*

Transaction carried out in 2001 using performing loans to mid-large corporates by UniCredito Italiano, and the former federated banks Credito Italiano, Cariverona (now included in UniCredit Banca d'Impresa) and Banca Mediocredito, totalling € 2,075 million;

• *Principal features:*

A synthetic transaction (meaning that no loans were sold, and therefore remain on the books of the banks concerned) was carried out by means of the stipulation of two Credit Default Swap contracts:

– the first, entered into with SPV (special purpose vehicle) Cordusio Plc, guarantees coverage of any losses for the first € 280.1 million through the establishment of collateral deposits at the banks concerned in proportion to the share of loans subject to coverage (€ 233.4 million from the issuance of Credit Linked Notes by the SPV and € 46.7 million from the direct payment by the banks of a subordinated deposit serving as a first loss);
– the second, which was entered into with a leading foreign bank, provides for the hedging of the remaining € 1,794.9 million.

For the purposes of capital requirements, this enables the underlying loans to be weighted not at 100%, but 0% for the first CDS and 20% for the second CDS.

The transaction has a legal maturity of 1.4.2012. However, UniCredito Italiano, for itself and on behalf of the other participating banks, will have the right, but not the obligation, to terminate the CDS contracts on 1.4.2005.

• *Risk situation:*

There were no default events or increased risks in 2003 compared to 2002.

The portfolio concerned in the transaction is monitored on an ongoing basis, and is recorded in the form of a quarterly report which provides a breakdown of the status of the loans.

Up to 1.4.2005, and in agreement with the transaction arranger (Euro Capital Structures Ltd. - E.C.S.), replenishments and substitutions to the portfolio may be made. The former are necessary in the event that the loans in the basket are repaid early or are amortised, while the latter are discretional and must comply with the eligibility criteria for the loans. A report is provided quarterly to the rating agencies on changes in the portfolio composition.

The monitoring described above is also intended to ensure that the transaction achieves the objective of freeing up regulatory capital.

• *Portfolio breakdown:*

Based on the referenced contractual requirements, and notwithstanding the division of the junior portions, the composition of the portfolio has changed, and as at December 2003 was as follows:

(€ million)

| | UNICREDITO ITALIANO | UNICREDIT BANCA D'IMPRESA | BANCA MEDIO-CREDITO | TOTAL | % |
|---|---|---|---|---|---|
| Senior | 516.0 | 1,220.9 | 58.0 | 1,794.9 | 86.5% |
| Mezzanine | 63.3 | 163.0 | 7.1 | 233.4 | 11.2% |
| Junior (first loss) * | 17.3 | 27.5 | 1.9 | 46.7 | 2.3% |
| **TOTAL** | **596.6** | **1,411.4** | **67.0** | **2,075.0** | **100.0%** |
| | 28.8% | 68.0% | 3.2% | 100.0% | |

* portion that remains the responsibility of the individual banks and which results in capital requirements of the same amount.

## Third party securitisation transactions

### *"Colombo", "Diocleziano" and "Augusto" transactions*

• *Stake held by UniCredito Italiano in each SPV: 5%*

• *Origin:*

Transactions performed in 2001 with loans resulting from the restructuring of Credito Fondiario e Industriale SpA – Fonspa, and related to the plan to dispose of the investment in that entity.

• *Principal features:*

**Colombo**

- used public works loans constituting part of the loans sold by Fonspa to the SPV prior to the spin-off to UniCredito (the remaining loans sold by Fonspa were sold to the Diocleziano SPV – see below);
- bonds issued totalled € 394.5 million, with a maturity of 28 August 2026, and were all placed in the market;
- to support any liquidity needs and expenses related to the transaction, UniCredito Italiano underwrote a subordinated loan, with limited recourse, of €7.3 million issued by the SPV;

**Diocleziano**

- used loans sold by Colombo (see above) outstanding as at 30 November 2001 of € 775.9 million, including industrial and non-residential mortgage loans and a portion of residential loans (the remainder of the residential mortgage loans were sold to Augusto – see below);
- bonds issued totalled 732.7 million, with a maturity of 31 August 2037; 366.4 million were purchased privately by UniCredito and recorded in the investment securities portfolio. Of this amount, 21.9 million were class A1 (repaid at par in May 2002), and 344.5 million were class A2 (repaid at par in September 2003, for 122.0 million);

**Augusto**

- used residential-type loans sold to it by Diocleziano (see above);
- bonds issued totalled 275.0 million, with a maturity of 31 August 2037; 137.5 million were purchased privately by UniCredito and recorded in the investment securities portfolio. Of this amount, 11.6 million were class A1 I (repaid at par in May 2002), 84.3 million were class A2 I (repaid at par in September 2003, for 24.9 million) and 41.6 class A1 II (repaid at par in September 2003 for 14.3 million).

• *Risk situation:*

**Colombo**

There has been no increase in risk since the last period.

**Diocleziano e Augusto**

With regard to asset monitoring and risk containment, the loan positions of both companies carrying a higher degree of risk are now managed by UniCredito Gestione Crediti SpA – Banca per la gestione dei crediti (UGC Banca SpA), a special servicer that specializes in loan recovery.
In this connection it is pointed out that – on the basis of a more precise definition of the criteria for identifying the loan positions to be transferred to the special servicer – in 2003 another was placed under the management of UGC Banca consisting of a number of positions.

It is also pointed out that the writedowns made to the securities purchased can be considered to be appropriate in relation to the "risk" of the underlying loan portfolio.

• *Position of subordinated loans and securities held:*

(€ million)

| Isin Code | Transaction | Type | Category | Portfolio | Face Value | Write-backs/Writedowns Previous periods | Write-backs/Writedowns During 2003 | Book Value |
|---|---|---|---|---|---|---|---|---|
| - - | COLOMBO | Limited recourse subordinated bond | Junior | Deposits | 7.3 | -1.7 | - | 5.6 |
| IT0003224083 | DIOCLEZIANO | Bond Diocleziano A2 | Senior | Investment securities | 222.5 | -34.9 | - | 187.6 |
| IT0003224232 | AUGUSTO | Bond Augusto 1 A2 - first issue | Senior | Investment securities | 59.4 | -0.8 | -2.8 | 55.8 |
| IT0003224273 | AUGUSTO | Bond Augusto 2 A1 - second issue | Senior | Investment securities | 27.3 | -2.6 | -0.9 | 23.8 |
| **Total** | | | | | **316.5** | **-40.0** | **-3.7** | **272.8** |

## Other third party securitisation transactions

As at 31 December 2003, the following positions from third party securitisation transactions were included in the securities portfolio:

### *Investment securities*

| Isin Code | Bond description | Maturity | Category | Originator | Issuer | Tranche rating (M /S&P / F)* | Tranche Credit Support |
|---|---|---|---|---|---|---|---|
| XS0126522084 | Harbourmaster CLO 1-M2 | 30/04/2013 | JUNIOR | Harbourmaster Loan Co. | Harbourmaster CLO 1 | nr/nr/nr | 0.00% |

*Rating agencies recognized and included in Bank of Italy Circular 155 dated 18.12.1991
**M** = Moody's Investors Service, **S&P** = Standard & Poor's, **F** = Fitch-IBCA Investors Service, **Nr** = Not Rated

Total amount of securitised assets underlying junior bonds and classification categories:

(€ million)

| Isin Code | Bond Description | Face Value | Write-backs/Writedowns previous periods | Write-backs/Writedowns During 2003 | Book Value | Quality | Amount of underlying securitised assets | Tranche Amount |
|---|---|---|---|---|---|---|---|---|
| XS0126522084 | Harbourmaster CLO 1-M2 | 9.5 | -1.4 | -0.9 | 7.2 | Performing loans | 122.0 | 29.4 |

## *Trading securities*

| Isin Code | Bond description | Maturity | Category | Originator | Issuer | Tranche rating (M /S&P / F)* | Tranche Credit Support |
|---|---|---|---|---|---|---|---|
| FR0000480030 | AUTO ABS | 25/10/2012 | SENIOR | BANQUE DIN-PSA FRANCE | Auto ABS Compartment | Aaa/AAA/AAA | 6.00% |
| ES0370139000 | AYT GEN Cl. A | 15/12/2034 | SENIOR | BARCLAYS BANK | AYT Genova B. Hipotecario | Aaa/AAA/AAA | 4.65% |
| XS0132407791 | BPM SECURITISATION - Cl. A | 15/01/2033 | SENIOR | BANCA POP. DI MILANO | Banca Pop. di Milano Securitisation | Aaa/AAA/AAA | 7.38% |
| XS0156266586 | CARS ALLIANCE FUND.Cl. A1 | 25/10/2017 | SENIOR | RCI BANQUE | Cars Alliance Funding | Aaa/AAA/AAA | 8.40% |
| XS0177601142 | CARS ALLIANCE FUND.Cl. A1 | 08/01/2021 | SENIOR | RCI BANQUE | Cars Alliance Funding | Aaa/AAA/AAA | 6.00% |
| ES0338300009 | CONSUMO SANTANDER Cl. A | 15/11/2012 | SENIOR | SANTANDER | Consumo Santander Central Hispano Issuance Ltd | Aaa/AAA/AAA | 4.50% |
| IT0003270573 | GIOTTO FIN Cl. A | 20/04/2020 | SENIOR | BANCA ANTONIANA POPOLARE VENETA | Giotto Finance | Aaa/AAA/AAA | 7.30% |
| DE0002455359 | HYP ESSEN | 11/02/2004 | SENIOR | HYPOTHEKEN-BANK ESSEN | Hypothekenbank Essen | Aaa/AAA/AAA | 0.00% |
| IT0003188312 | LOCAT SEC A2 | 12/06/2017 | SENIOR | LOCAT SPA | Locat Securitisation Vehicle | Aaa/AAA/AAA | 6.50% |
| ES0309363002 | SANTANDER | 23/12/2012 | SENIOR | SANTANDER | Santander Central Hispano Issuance Ltd | Aaa/AAA/AAA | 6.00% |
| IT0003386270 | SIENA MORTGAGE Cl. A2 | 15/11/2037 | SENIOR | MONTE DEI PASCHI SIENA | Siena Mortgages SpA | Aaa/AAA/AAA | 8.08% |
| IT0003505408 | SCCI SERIE 4 Cl. A | 31/01/2008 | SENIOR | INPS | Società Cart. Crediti INPS | Aaa/AAA/AAA | 96.00% |
| IT0003341762 | SCCI SERIE 5 | 31/07/2005 | SENIOR | INPS | Società Cart. Crediti INPS | Aaa/AAA/AAA | 96.00% |
| IT0003341770 | SCCI SERIE 6 | 31/07/2007 | SENIOR | INPS | Società Cart. Crediti INPS | Aaa/AAA/AAA | 96.00% |
| IT0003505440 | SCCI SERIE 7 | 31/07/2015 | SENIOR | INPS | Società Cart. Crediti INPS | Aaa/AAA/AAA | 96.00% |
| IT0003202790 | SCCPP A3 | 06/12/2004 | SENIOR | AMM. AUTONOMA MONOPOLI DI STATO | Società Cart. Crediti e Proventi Pubblici | Aaa/AAA/AAA | 7.00% |
| IT0003566640 | SCIC 1 Cl. A1 | 21/12/2006 | SENIOR | INPDAP | Società Cart. Italiana Crediti | Aaa/AAA/AAA | 7.00% |
| IT0003566665 | SCIC 1 Cl. A2 | 21/12/2008 | SENIOR | INPDAP | Società Cart. Italiana Crediti | Aaa/AAA/AAA | 7.00% |
| IT0003566681 | SCIC 1 Cl. A3 | 21/12/2010 | SENIOR | INPDAP | Società Cart. Italiana Crediti | Aaa/AAA/AAA | 7.00% |
| IT0003402911 | SCIP 2 Cl. A2 | 26/04/2007 | SENIOR | VARIOUS PENSION AGEN. | Società Cart. Immobili Pubblici | Aaa/AAA/AAA | 4.50% |
| IT0003402929 | SCIP 2 Cl. A3 | 26/10/2008 | SENIOR | VARIOUS PENSION AGEN. | Società Cart. Immobili Pubblici | Aaa/AAA/AAA | 4.50% |
| ES0338448006 | TDA CAM - Cl. A | 17/06/2032 | SENIOR | CAJA DE AHORROS DEL MEDITERRANEO | Titulacion de Activos CAM | Aaa/AAA/AAA | 4.05% |
| IT0003389027 | VELA LEASE Cl. A1 | 16/12/2015 | SENIOR | BNL | Vela Lease | Aaa/AAA/AAA | 8.03% |
| IT0003473748 | VELA HOME Cl. A1 | 24/10/2027 | SENIOR | BNL | Vela Home | Aaa/AAA/AAA | 6.40% |

*Rating agencies recognized and included in Bank of Italy Circular 155 dated 18.12.1991

**M** = Moody's Investors Service, **S&P** = Standard & Poor's, **F** = Fitch-IBCA Investors Service, **Nr** = Not Rated

Type and classification:

(€ million)

| Isin Code | Bond Description | Face Value | Book Value | Quality | Tranche Value |
|---|---|---|---|---|---|
| | **Senior Bonds** | | | | |
| IT0003505408 | SCCI SERIE 4 Cl. A | 75.0 | 75.0 | NON-PERFORMING | 1,500.0 |
| IT0003341762 | SCCI SERIE 5 | 93.0 | 93.1 | NON-PERFORMING | 1,500.0 |
| IT0003341770 | SCCI SERIE 6 | 89.0 | 89.4 | NON-PERFORMING | 1,500.0 |
| IT0003505440 | SCCI SERIE 7 | 89.5 | 89.5 | NON-PERFORMING | 1,500.0 |
| | **sub - total** | **346.5** | **347.0** | | |
| FR0000480030 | AUTO ABS | 66.5 | 66.5 | PERFORMING | 1,440.0 |
| ES0370139000 | AYT GEN Cl.A | 9.8 | 9.7 | PERFORMING | 10.0 |
| XS0132407791 | BPM SECURITISATION - Cl.A | 19.0 | 13.8 | PERFORMING | 1,262.6 |
| XS0156266586 | CARS ALLIANCE FUND. Cl.A1 | 10.0 | 10.0 | PERFORMING | 1,055.0 |
| XS0177601142 | CARS ALLIANCE FUND. Cl.A1 | 30.0 | 30.0 | PERFORMING | 1,323.0 |
| ES0338300009 | CONSUMO SANTANDER Cl. A | 60.0 | 60.0 | PERFORMING | 972.0 |
| IT0003270573 | GIOTTO FIN Cl. A | 20.9 | 20.9 | PERFORMING | 982.0 |
| DE0002455359 | HYP ESSEN | 228.0 | 227.9 | PERFORMING | 800.0 |
| IT0003188312 | LOCAT SEC A2 | 6.5 | 6.5 | PERFORMING | 800.0 |
| ES0309363002 | SANTANDER | 24.4 | 24.4 | PERFORMING | 824.5 |
| IT0003386270 | SIENA MORTGAGE Cl.A2 | 38.6 | 38.6 | PERFORMING | 1,195.9 |
| IT0003202790 | SCCPP A3 | 40.0 | 40.1 | PERFORMING | 1,000.0 |
| IT0003566640 | SCIC 1 Cl. A1 | 28.4 | 28.4 | PERFORMING | 1,170.0 |
| IT0003566665 | SCIC 1 Cl .A2 | 29.5 | 29.5 | PERFORMING | 1,500.0 |
| IT0003566681 | SCIC 1 Cl. A3 | 33.8 | 33.9 | PERFORMING | 860.0 |
| IT0003402911 | SCIP 2 Cl.A2 | 100.0 | 100.2 | PERFORMING | 2,000.0 |
| IT0003402929 | SCIP 2 Cl.A3 | 30.0 | 30.1 | PERFORMING | 1,743.0 |
| ES0338448006 | TDA CAM - Cl. A | 46.0 | 46.0 | PERFORMING | 973.5 |
| IT0003389027 | VELA LEASE Cl. A1 | 40.0 | 40.0 | PERFORMING | 537.0 |
| IT0003473748 | VELA HOME Cl.A1 | 54.7 | 54.7 | PERFORMING | 1,841.0 |
| | **sub - total** | **916.1** | **911.2** | | |
| | **Total Senior** | **1,262.6** | **1,258.2** | | |

## Section 12 ASSET MANAGEMENT AND TRADING ON BEHALF OF THIRD PARTIES

### 12.1 Securities dealing

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| **a) purchases** | |
| 1. Settled | - |
| 2. unsettled | - |
| | - |
| **b) sales** | |
| 1. Settled | - |
| 2. unsettled | - |

### 12.2 Segregated accounts

No operations in this area.



### 12.3 Custody and administration of securities

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| **a) Third party securities on deposit (excluding segregated accounts)** | |
| 1) securities issued by the bank that prepares accounts | 6,080,086 |
| 2) other securities | 171,298,897 |
| *of which: - security* | .. |
| *- collateral* | *155,585* |
| *- custody* | *171,143,312* |
| | **177,378,983** |
| **b) Third party securities deposited with third parties** | **170,706,994** |
| **c) Investment and trading securities deposited with third parties** | **24,237,425** |

## 12.4 Debt collection on behalf of third parties: debit and credit adjustments

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| **a) Debit adjustments** | |
| 1. Current accounts | - |
| 2. Central portfolio | 576,928 |
| 3. Cash | - |
| 4. Other accounts | - |
| | **576,928** |
| **b) Credit adjustments** | |
| 1. Current accounts | - |
| 2. Transferors' bills and documents | 576,928 |
| 3. Other accounts | - |
| | **576,928** |
| **Balance (a - b)** | **-** |

## 12.5 Other transactions

€ '000

| | AMOUNTS AS AT 31.12.2003 |
|---|---|
| Other third party items on deposit | 715,050 |
| Other third party items deposited with third parties | 639,578 |
| Other bank items deposited with third parties | 535,304 |

# Part C - Notes to the Profit and Loss Account

## Section 1 INTEREST

€ '000

| | 2003 |
|---|---|
| 10. Interest income and similar revenues | 2,739,464 |
| 20. Interest expense and similar charges | 2,886,913 |

### 1.1 Item 10 "Interest income and similar revenues"

€ '000

| | 2003 |
|---|---|
| a) On loans to banks | 1,156,872 |
| *of which: Loans to central banks* | *18,625* |
| b) On loans to customers | 334,376 |
| *of which: on loans with deposits received in administration* | - |
| c) On debt securities | 1,228,697 |
| d) Other interest income | 19,519 |
| e) Positive balances of hedging transaction differentials | - |
| Total | 2,739,464 |

### 1.2 Item 20 "Interest expense and similar charges"

€ '000

| | 2003 |
|---|---|
| a) On amounts due to banks | 988,159 |
| b) On amounts due to customers | 176,332 |
| c) On securities in issue | 493,700 |
| *of which: on certificates of deposit* | *361,350* |
| d) On deposits received in administration | - |
| e) On subordinated debt | 354,199 |
| f) Negative balances of hedging transaction differentials | 874,523 |
| Total | 2,886,913 |

### 1.3 Details of Item 10 "Interest income and similar revenues"

€ '000

| | 2003 |
|---|---|
| a) on assets denominated in foreign currencies | 120,978 |
| b) on assets denominated in euros | 2,618,486 |
| Total | 2,739,464 |

## 1.4 Details of Item 20 "Interest expense and similar charges"

€ '000

| | 2003 |
|---|---|
| a) on liabilities denominated in foreign currencies | 491,067 |
| b) on liabilities denominated in euros | 1,521,323 |
| | 2,012,390 |
| c) Negative balances of hedging transaction differentials | 874,523 |
| Total | 2,886,913 |

# Section 2 COMMISSION

€ '000

| | 2003 |
|---|---|
| 40. *Commission income* | 104,897 |
| 50. *Commission expense* | 35,470 |

## 2.1 Item 40 "Commission income"

€ '000

| | 2003 |
|---|---|
| **a) Guarantees given** | **15,569** |
| **b) Credit derivatives** | **2,096** |
| **c) Administration, brokerage and consultancy services:** | **44,009** |
| 1. Security dealing | - |
| 2. Currency dealing | 4,712 |
| 3. Segregated accounts: | - |
| 3.1 Individual | - |
| 3.2 Collective | - |
| 4. Custody and administration of securities | 10,565 |
| 5. Depository bank | 23,342 |
| 6. Placement of securities | 4,895 |
| *- Mutual funds* | *4,893* |
| *- Other securities* | *2* |
| 7. Acceptance of trading instructions | 495 |
| 8. Consultancy activities | - |
| 9. Distribution of third party services: | - |
| 9.1 Segregated accounts: | - |
| 9.1.1 Individual | - |
| 9.1.2 Collective | - |
| 9.2 Insurance products | - |
| 9.3 Other products | - |
| **d) Collection and payment services** | **7,300** |
| **e) Servicing for securitisation transactions** | **-** |
| **f) Tax collection services** | **-** |
| **g) Other services** | **35,923** |
| **Total** | **104,897** |

Sub-item g) "Other services" was broken down as follows:

€ '000

| | 2003 |
|---|---|
| Loans made | 7,396 |
| Securities services | 26,339 |
| Refunds and sundry recoveries | 170 |
| Other | 2,018 |
| **Total** | **35,923** |

## 2.2 Details of Item 40 "Commission income": "Distribution channels for products and services"

€ '000

| | 2003 |
|---|---|
| **a) At the Group's branches:** | **4,895** |
| 1. Segregated accounts | - |
| 2. Placement of securities | 4,895 |
| 3. Third party services and products | - |
| **b) Off-site distribution:** | **-** |
| 1. Segregated accounts | - |
| 2. Placement of securities | - |
| 3. Third party services and products | - |
| **Total** | **4,895** |

## 2.3 Item 50 "Commission expense"

€ '000

| | 2003 |
|---|---|
| **a) Guarantees received** | **3,161** |
| **b) Loan-related derivatives** | **3,724** |
| **c) Administration and brokerage services:** | **6,530** |
| 1. Security dealing | - |
| 2. Currency dealing | 1,574 |
| 3. Segregated accounts: | - |
| 3.1 Bank portfolio | - |
| 3.2 Third party portfolio | - |
| 4. Custody and administration of securities | 4,956 |
| 5. Placement of securities | - |
| 6. Off-site distribution of securities, products and services | - |
| **d) Collection and payment services** | **1,450** |
| **e) Other services** | **20,605** |
| **Total** | **35,470** |

Sub-item e) "Other services" was broken down as follows:

€ '000

| | 2003 |
|---|---|
| Loans received | 106 |
| Securities services | 15,450 |
| Other | 5,049 |
| **Total** | **20,605** |

## Section 3 TRADING PROFITS

€ '000

| | 2003 |
|---|---|
| **60. Trading profits (losses)** | **51,980** |

### 3.1 Item 60 "Trading profits (losses)"

€ '000

| | 2003 | | |
|---|---|---|---|
| | SECURITIES TRANSACTIONS | CURRENCY TRANSACTIONS | OTHER TRANSACTIONS |
| A.1 Revaluations | 44,996 | xxx | 215,154 |
| A.2 Writedowns | 20,348 | xxx | 208,713 |
| B. Other profits/losses | -24,593 | 36,572 | 8,912 |
| **Total** | **55** | **36,572** | **15,353** |
| 1. Government securities | -7,354 | | |
| 2. Other debt securities | -11,188 | | |
| 3. Equity securities | 20,159 | | |
| 4. Derivative contracts on securities * | -1,562 | | |
| * *of which:* | | | |
| *A.1 Revaluations* | *15,058* | | |
| *A.2 Writedowns* | *14,797* | | |
| *B. Other profits/losses* | *-1,823* | | |

## ○ Section 4 ADMINISTRATIVE EXPENSES

€ '000

| | 2003 |
|---|---|
| 80. Administrative expenses | 475,685 |

## Item 80 "Administrative expenses"

€ '000

| | 2003 |
|---|---|
| **a) Payroll** | |
| - Wages and salaries | 152,754 |
| - Social security contributions | 42,499 |
| - Severance pay | 9,377 |
| - Pensions and similar benefits * | 27,746 |
| - Other costs | 2,663 |
| **Total payroll** | **235,039** |
| **b) Other administrative expenses** | |
| indirect taxes and duty: | |
| - stamp tax | 223 |
| - registration tax | 256 |
| - municipal property tax (ICI) | 1,619 |
| - replacement tax | - |
| - other taxes and duties | 1,074 |
| | **3,172** |
| miscellaneous costs and expenses: | |
| - remuneration paid to outside professionals | 32,104 |
| - compensation and fees paid to directors and statutory auditors | 3,781 |
| - insurance | 1,478 |
| - advertising | 29,307 |
| - donations | 1,285 |
| - rental of electronic equipment and software | 1,983 |
| - postage, telephone, telegraph and telex | 6,227 |
| - printing and stationery | 1,034 |
| - various office equipment | 1,138 |
| - internal and external surveillance of premises | 3,617 |
| - credit information and searches | 185 |
| - provision of various services by third parties ** | 78,123 |
| - transport and safekeeping of valuables and documents | 393 |
| - cleaning of premises | 1,466 |
| - repair and maintenance of furniture, machinery and equipment | 5,249 |
| - maintenance of premises | 2,249 |
| - travelling expenses | 6,821 |
| - various hire charges | 3,455 |
| - rental expenses | 33,390 |
| - electricity, gas, heating, porterage and drinking water | 8,684 |
| - other | 15,505 |
| | **237,474** |
| **Total other administrative expenses** | **240,646** |
| **Total** | **475,685** |

* provision to the reserve for pensions also includes amounts related to external pension funds (for an amount of 8,368).

** of which: €60,141,000 by Group companies.

## 4.1 Average number of employees by category

€ '000

| | 2003 |
|---|---|
| a) Senior managers | 176 |
| b) 3rd and 4th level executives | 537 |
| c) Remaining staff | 905 |
| **Total** | **1,618** |

This figure is calculated as the arithmetic mean of the number of employees at the end of the period and the number at the end of the previous period.

# Section 5 WRITEDOWNS, WRITE-BACKS AND PROVISIONS

€ '000

| | 2003 |
|---|---|
| **90. Writedowns of intangible and tangible fixed assets** | **35,199** |
| **100. Provisions for risks and charges** | **25,763** |
| **120. Writedowns of loans and provisions for guarantees and commitments** | **12,280** |
| **130. Write-backs of loans and provisions for guarantees and commitments** | **24,264** |
| **140. Provisions to loan loss reserves** | **-** |
| **150. Writedowns of financial investments** | **80,668** |
| **160. Write-backs of financial investments** | **16,315** |

Please refer to the Notes to the Accounts, Part A) Section 1 – "Description of accounting policies" for details on the determination of writedowns, write-backs and provisions.

## Item 90 "Writedowns of intangible and tangible fixed assets"

€ '000

| | 2003 |
|---|---|
| **Writedowns of tangible fixed assets:** | |
| - property | 13,743 |
| - furniture | 3,666 |
| - equipment | 5,347 |
| | **22,756** |
| **Writedowns of intangible fixed assets:** | |
| - intangible assets | 3,589 |
| - property rental costs | 6,383 |
| - other capitalised costs | 2,471 |
| | **12,443** |
| **Total** | **35,199** |

Depreciation of tangible assets was determined using the rates set forth below, to the resulting amount of which €2,902,000 was added.

For the first year of service, rates were reduced by one half.

Assets valued at less than €516.46 were amortised over a single period.

| | |
|---|---|
| **Property** | 3.00% |
| **Furniture:** | |
| furnishings | 15.00% |
| furniture and ordinary office machinery | 12.00% |
| motor vehicles | 25.00% |
| **Equipment:** | |
| equipment and electronic machinery | 20.00% |
| alarm, photography and other equipment | 30.00% |
| electronic telephone systems | 20.00% |
| lifting apparatuses | 7.50% |
| other equipment (safety equipment, air conditioning, heating, electrical, etc.) | 15.00% |

## Item 100 "Provisions for risks and charges"

€ '000

| | 2003 |
|---|---|
| **Allocations to "reserves for risks and charges":** | |
| - sub-item c) "Other reserves": | |
| other reserves for risks and charges | 25,763 |
| **Total** | **25,763** |

See Notes to the Accounts, Part B, "Notes to the Balance Sheet", Section 7.3, for more information.

## Item 120 "Writedowns of loans and provisions for guarantees and commitments"

€ '000

| | 2003 |
|---|---|
| Writedowns of loans: | |
| - to banks | 1,738 |
| - to customers | 9,763 |
| | **11,501** |
| Allocations to "reserves for risks and charges": | |
| - sub-item c) "Other reserves": provisions for guarantees and commitments | 779 |
| | **779** |
| **Total** | **12,280** |

€ '000

| WRITEDOWNS OF LOANS BY CATEGORY | 2003 |
|---|---|
| - non-performing loans with respect to principal | 3,767 |
| - doubtful loans | 6,514 |
| - restructured loans | - |
| - country risk | 1,220 |
| - performing loans | - |
| **Total** | **11,501** |

## Item 130 "Write-backs of loans and provisions for guarantees and commitments"

€ '000

| | 2003 |
|---|---|
| - write-backs of loans | 21,345 |
| - write-backs of provisions for guarantees and commitments | 2,919 |
| **Total** | **24,264** |

€ '000

| WRITE-BACKS OF LOANS BY CATEGORY | 2003 |
|---|---|
| - non-performing loans with respect to principal | 693 |
| - doubtful loans | 14,181 |
| - restructured loans | - |
| - country risk | 6,471 |
| - performing loans | - |
| - overdue interest | - |
| - loans written off | - |
| **Total** | **21,345** |

## Item 140 "Provisions to loan loss reserves"

€ '000

| | 2003 |
|---|---|
| Provisions to loan loss reserves | - |
| **Total** | **-** |

## Item 150 "Writedowns of financial investments"

€ '000

| | 2003 |
|---|---|
| - writedowns of securities | 14,446 |
| - writedowns of equity investments | 66,222 |
| **Total** | **80,668** |

## Item 160 "Write-backs of financial investments"

€ '000

| | 2003 |
|---|---|
| - write-backs of securities | 12,263 |
| - write-backs of equity investments | 4,052 |
| **Total** | **16,315** |

Items 150 and 160 include writedowns and write-backs in respect of investment securities and equity investments, as indicated in the relevant sections 2 and 3 in Part B of "Notes to the Balance Sheet."



## 5.1 Item 120 "Writedowns of loans and provisions for guarantees and commitments"

€ '000

| | 2003 |
|---|---|
| **a) Writedowns of loans:** | **11,501** |
| *of which: - General writedowns for country risk* | *1,220* |
| *- Other general writedowns* | - |
| **b) provisions for guarantees and commitments** | **779** |
| *of which: - General provisions for country risk* | *293* |
| *- Other general provisions* | - |
| **Total** | **12,280** |

# Section 6 OTHER PROFIT AND LOSS ACCOUNT ITEMS

€ '000

| OTHER P&L ITEMS | 2003 |
|---|---|
| 30. Dividends and other revenues | 2,048,830 |
| 70. Other operating income | 178,318 |
| 110. Other operating expenses | 47,613 |
| 180. Extraordinary income | 153,614 |
| 190. Extraordinary charges | 70,334 |
| 220. Income tax for the year | -145,651 |

## Item 30 "Dividends and other revenues"

€ '000

| | 2003 |
|---|---|
| **Dividends collected during the year:** | |
| **a) On shares, quotas and other variable yield securities** | **130,376** |
| **b) On equity investments** | **61,091** |
| **c) On equity investments in Group companies** | **1,351** |
| Tyrerescom Ltd | 1,145 |
| Zagrebacka Banka BH D.D. | 206 |
| **Dividends reported on an accrual basis** | |
| **c) On equity investments in Group companies:** | **1,856,012** |
| Bank Pekao S.A. | 84,338 |
| Bulbank A.D. | 28,367 |
| Cordusio Immobiliare SpA | 47,532 |
| Locat SpA | 19,697 |
| Pioneer Global Asset Management SpA | 80,000 |
| UniCredit Banca SpA | 646,355 |
| UniCredit Banca d'Impresa SpA | 367,130 |
| UniCredit Banca Mobiliare SpA | 398,575 |
| UniCredit Private Banking SpA | 63,565 |
| UniCredito Gestione Credit SpA | 6,651 |
| UniCredito Italiano Bank (Ireland) Plc | 51,000 |
| Uniriscossioni SpA | 18,000 |
| Zagrebacka Banka D.D. | 44,802 |
| **Total** | **2,048,830** |
| *of which tax credit:* | |
| *- on dividends collected* | *21,168* |
| *- on dividends reported on an accrual basis* | - |

## 6.1 Item 70 "Other operating income"

€ '000

| | 2003 |
|---|---|
| **Premiums received for options** | **415** |
| **Debits to third parties:** | **6,403** |
| - tax reimbursements | 157 |
| - on deposits and current accounts | 6,213 |
| - Other | 33 |
| **Miscellaneous income:** | **171,500** |
| - rental income (a) | 28,754 |
| - reimbursement of expenses for staff seconded to other entities (b) | 34,580 |
| - reimbursements of various amounts due in previous periods | 28,468 |
| - options on structured securities | 4,699 |
| - Other (c) | 74,999 |
| **Total** | **178,318** |

of which: from Group companies:

a) €27,819,000

b) €34,190,000

c) €68,434,000 for miscellaneous services.



## 6.2 Item 110 "Other operating expenses"

€ '000

| | 2003 |
|---|---|
| Payments for fixed assets under financial leases | 455 |
| Adjustments of conditions affecting prior periods | 17,251 |
| Options on structured securities | 4,699 |
| Other expenses * | 25,208 |
| **Total** | **47,613** |

* including €10,707,000 for the non-deductible amount of the withholding on dividends from foreign subsidiaries.

## 6.3 Item 180 "Extraordinary income"

€ '000

| | 2003 |
|---|---|
| **Profits on sales of:** | **36,577** |
| - property | 3,157 |
| - investment securities | 13,311 |
| - equity investments | 16,503 |
| - other financial fixed assets | - |
| - other assets | 3,606 |
| **Contingent gains and reversal of liabilities:** | **117,037** |
| - excess provisions to taxation reserve for current taxes | 40,932 |
| - excess provisions to "reserves for risks and charges" for: | 6,701 |
| *former affiliates* | *1,085* |
| *others* | *5,616* |
| - compensation of deferred taxes related to prior periods | 47,415 |
| - tax rebates foreign branches | 9,634 |
| - miscellaneous | 12,355 |
| **Total** | **153,614** |



## 6.4 Item 190 "Extraordinary charges"

€ '000

| | 2003 |
|---|---|
| **Losses on sales of:** | **12,024** |
| - property | - |
| - investment securities | 8,164 |
| - equity investments | 3,519 |
| - other financial fixed assets | - |
| - other assets | 341 |
| **Contingent losses and reversal of assets:** | **58,310** |
| - payroll costs due to separation bonuses * | 1,790 |
| - compensatory payment for deferred taxes related to prior periods | 38,117 |
| - foreign branch taxes | 1,906 |
| - miscellaneous | 16,497 |
| **Total** | **70,334** |

* Plus €2,800,000 covered through the use of provisions previously posted to "reserves for risks and charges – other".

## 6.5 Item 220 "Income taxes for the year"

€ '000

| | 2003 |
|---|---|
| **1. Current taxes** | **315,357** |
| - IRPEG (corporation tax) | 306,000 |
| - Local taxes related to foreign branches in the countries in which they operate | 7,775 |
| - Other taxes | 1,582 |
| **2. Changes in deferred tax assets** | **63,348** |
| **3. Changes in deferred taxes** | **-524,356** |
| **4. Income tax for the year (1+2+3)** | **-145,651** |

Income tax for the year showed a negative balance because the changes in deferred tax asset/liability (−461,008) more than offset the provision for current taxes (315,357).

# Section 7 OTHER NOTES TO THE PROFIT AND LOSS ACCOUNT



## 7.1 Geographical distribution of income

€ '000

| | 2003 |
|---|---|
| **Geographical distribution of income related to items 10, 30, 40, 60 and 70 of the profit and loss account** | |
| - ITALY | 4,247,824 |
| - Other EU countries | 736,605 |
| - Other countries | 139,060 |
| **Total** | **5,123,489** |

Note: Classified on the basis of areas where our branches are domiciled for transaction purposes.

# Part D - Other Information

## Section 1 DIRECTORS AND STATUTORY AUDITORS

### 1.1 Remuneration

Below is the remuneration due to directors and statutory auditors:

€ '000

| | 2003 |
|---|---|
| a) Directors | 3,441 |
| b) Statutory auditors | 340 |
| | **3,781** |

### Remuneration paid to members of the Board of Directors, Board of Auditors and General Managers

*(pursuant to Article 78 of CONSOB Resolution No. 11971 dated 14 May 1999 et seq.)*

€ '000

| INDIVIDUAL | DESCRIPTION OF POSITION | | | REMUNERATION | | | |
|---|---|---|---|---|---|---|---|
| FIRST AND LAST NAME | POSITION HELD | PERIOD IN OFFICE | TERM OF OFFICE EXPIRES ON APPROVAL OF ACCTS. FOR | EMOLUMENTS FOR THE POSITION IN THE COMPANY PREPARING THE ACCOUNTS | NON-MONETARY BENEFITS | BONUSES AND OTHER INCENTIVES | OTHER REMU-NERATION |
| **DIRECTORS** | | | | | | | |
| Carlo Salvatori | Chairman * | 01/01/03 - 31/12/03 | 2004 | 1,054 | - | - | - |
| Eugenio Caponi | Deputy Chairman * | 01/01/03 - 31/12/03 | 2004 | 229 | - | - | 57 |
| Fabrizio Palenzona | Deputy Chairman * | 01/01/03 - 31/12/03 | 2004 | 220 | - | - | 23 |
| Franco Bellei | Deputy Chairman * | 01/01/03 - 31/12/03 | 2004 | 230 | - | - | 295 |
| Alessandro Profumo | Director * | 01/01/03 - 31/12/03 | 2004 | 317 | 10 | 1,800 | 3,380 |
| Vincenzo Calandra Buonaura | Director | 01/01/03 - 31/12/03 | 2004 | 54 | - | - | 202 |
| Roberto Bertazzoni | Director * | 01/01/03 - 31/12/03 | 2004 | 106 | - | - | 47 |
| Mario Cattaneo | Director | 01/01/03 - 31/12/03 | 2004 | 57 | - | - | 11 |
| Philippe Citerne | Director | 01/01/03 - 31/12/03 | 2004 | 51 | - | - | - |
| Mario Greco | Director * | 01/01/03 - 31/12/03 | 2004 | 106 | - | - | 1 |
| Ambrogio Dalla Rovere | Director | 01/01/03 - 31/12/03 | 2004 | 53 | - | - | - |
| Giovanni Desiderio | Director | 01/01/03 - 31/12/03 | 2004 | 53 | - | - | 121 |
| Guidalberto di Canossa | Director | 01/01/03 - 31/12/03 | 2004 | 53 | - | - | - |
| Francesco Giacomin | Director * | 01/01/03 - 31/12/03 | 2004 | 105 | - | - | - |
| Piero Gnudi | Director | 01/01/03 - 31/12/03 | 2004 | 55 | - | - | 175 |
| Achille Maramotti | Director | 01/01/03 - 31/12/03 | 2004 | 54 | - | - | 89 |
| Gianfranco Negri-Clementi | Director | 01/01/03 - 31/12/03 | 2004 | 58 | - | - | 13 |
| Carlo Pesenti | Director * | 01/01/03 - 31/12/03 | 2004 | 104 | - | - | - |
| Giovanni Vaccarino | Director | 01/01/03 - 31/12/03 | 2004 | 53 | - | - | 1 |
| Anthony Wyand | Director | 01/01/03 - 31/12/03 | 2004 | 52 | - | - | - |
| **STATUTORY AUDITORS** | | | | | | | |
| Gian Luigi Francardo | Chairman | 01/01/03 - 31/12/03 | 2003 | 65 | 1 | - | 73 |
| Vincenzo Nicastro | Auditor | 01/01/03 - 31/12/03 | 2003 | 47 | 1 | - | 25 |
| Giorgio Loli | Auditor | 01/01/03 - 31/12/03 | 2003 | 48 | 1 | - | 14 |
| Aldo Milanese | Auditor | 01/01/03 - 31/12/03 | 2003 | 47 | 1 | - | 55 |
| Roberto Timo | Auditor | 01/01/03 - 31/12/03 | 2003 | 48 | 1 | - | 10 |

* Executive Committee Members

The remuneration owed to Mr. Wyand was paid to C.G.N.U. Plc., up until 30.11.2003, in the sum of €48,000.

The remuneration owed to Mr. Mario Greco was paid to RAS SpA

The remuneration owed to Mr. Carlo Pesenti was paid to Italmobiliare SpA.

The remuneration for the duties of Mr. Alessandro Profumo as Director of other Group companies in the amount of €330,00 out of the total of €3,380,000 was paid directly to UniCredito Italiano SpA

## 1.2 Loans and guarantees issued

Loans and guarantees provided in favour of Directors and Statutory Auditors were as follows:

€ '000

| | 2003 |
|---|---|
| a) Directors | - |
| b) Statutory auditors | - |
| | - |

# Section 2 STOCK OPTIONS

## Stock Options allocated to Directors and General Managers

*(pursuant to Article 78 of CONSOB Resolution No. 11971 dated 14 May 1999 et seq.)*

€ '000

| | | Options held at start of the year | | | Options granted during the period | | | Options exercised during the period | | | Options expried in the period | Options held at the end of the year | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| First and last name | Position held | Number of options | Average strike price | Average exercise date | Number of options | Average strike price | Average exercise date | Number of options | Average strike price | Average market price when exercised | Number of options | Number of options | Average strike price | Average exercise date |
| Alessandro Profumo | Managing Director/CEO | 12,000,000 | 4.595 | 31/12/2005 | - | - | - | - | - | - | - | 12,000,000 | 4.595 | 31/12/2010 |
| * | | | | | 504 | | | 504 | | | | | | |

* Stock options granted during fiscal year 2003 recorded as an allotment and simultaneous exercise of options with a strike price equal to zero.

## Stock Options allotted to employees

| | | ANNO 2003 | | |
|---|---|---|---|---|
| | | NUMBER OF STOCK OPTIONS | AVERAGE STRIKE PRICE | MARKET PRICE (a) |
| 1.a Existing UniCredit options as at 1.1.2003 | (b) | 85,000,000 | 4.595 | 3.874 |
| 1.b Options on UniCredit stock - former options on Rolo Banca stock - as at 1.1.2003 | (c) | 1,324,566 | 17.457 | (d) |
| 2. Options granted during the period | | - | - | - |
| 3. Options exercised during the period | | - | - | - |
| 4. Options expired during the period | | - | - | - |
| 5.a Lapsed UniCredit options | (e) | 7,479,000 | - | - |
| 5.b Lapsed options on UniCredit - former options on Rolo Banca | (e) | 79,400 | - | - |
| 6.a Existing UniCredit options as at 31.12.2003 | (b) | 77,521,000 | 4.595 | 4.303 |
| *7.a of which: exercisable as at 31.12.2003* | | *45,211,000* | *4.760* | |
| 6.b Options on UniCredit - former options on Rolo Banca as at 31.12.2003 | (c) | 1,245,166 | 17.457 | (d) |
| *7.b of which: exercisable as at 31.12.2003* | | *272,949* | *18.141* | |

NOTE: These figures include the options assigned to the Managing Director/CEO, Mr. Alessandro Profumo as an employee.

(a) The market price related to options granted, exercised and expired in the period is the weighted average price based on the number of shares involved on the various dates. For the opening and year-end balances, the current market price of the stock has been used.

(b) Each stock option corresponds to the right to subscribe one common share of UniCredito Italiano SpA

(c) Options allotted as an equal replacement of options previously allotted to the management of Rolo Banca 1473 SpA following the merger of this bank into UniCredito Italiano SpA, which was completed on 1 July 2002. In the interest of consistency in the share swap between Rolo Banca 1473 and UniCredito Italiano established in relation to this merger, each UniCredit – formerly Rolo Banca - option gives the holder the right to 3.80 common shares in UniCredito Italiano.

(d) Price not available following the merger of Rolo Banca 1473 into UniCredito Italiano SpA, which was completed on 1 July 2002.

(e) Under the regulations options automatically lapse in the event of dismissal for just cause or reason and in the event of the employee voluntarily leaving the company without entitlement to retirement benefits, except where the Board of Directors decides otherwise, on a case by case basis.

## Free allotment of shares to all employees

| | 2003 | |
|---|---|---|
| Number of recipients | 33,530 | (a) |
| Number of shares allotted | 16,588,782 | (b) |
| Percentage of capital stock | 0.26 | |

NOTE: These figures include the shares assigned to the Managing Director/CEO, Mr. Alessandro Profumo as an employee.

(a) Including 1,072 for the staff of UniCredito Italiano SpA and 32,458 for the staff of the banks and companies of the Group.

(b) Including 514,458 for the staff of UniCredito Italiano SpA and 16,074,324 for the staff of the banks and companies of the Group.

## Free allotment of shares to middle management

| | 2003 | |
|---|---|---|
| Number of recipients | 2,543 | (a) |
| Number of shares allotted | 3,607,150 | (b) |
| Percentage of capital stock | 0.057 | |

(a) Including 158 for the staff of UniCredito Italiano SpA and 2,385 for the staff of the banks and Group's Italian companies.
(b) Including 305,650 for the staff of UniCredito Italiano SpA and 3,301,500 for the staff of the banks and Group's Italian companies.

# Section 3 CASH-FLOW STATEMENT

€ '000

| | 2003 |
|---|---|
| **Funds generated and collected** | |
| **Funds generated from operations:** | |
| Net profit for the period | 1,793,408 |
| Provisions for possible loan losses | - |
| Writedowns (write-backs) of loans | -9,844 |
| Provision to employee severance pay reserve | 7,147 |
| Provision to reserve for retirement and similar obligations | 19,378 |
| Provisions to taxation reserves and deferred taxes | -195,881 |
| Provisions to reserves for risks and charges – other | 16,922 |
| Writedowns (write-backs) of intangible and tangible fixed assets | 35,199 |
| Writedowns (write-backs) of financial investments | 64,353 |
| **Total funds generated from operations** | **1,730,682** |
| **Total increase in capital and reserves** | |
| Capital stock | - |
| Other reserves | - |
| **Total increase in capital and reserves** | **-** |
| **Other funds collected:** | |
| Subordinated debt | -900,869 |
| Due to banks | 809,646 |
| Due to customers | 1,434,339 |
| Securities in issue | 8,725,358 |
| Accrued liabilities and deferred income | -145,488 |
| Other liabilities | 1,423,112 |
| Other changes in reserves | 37,821 |
| **Total changes in other funds collected** | **11,383,919** |
| **Total funds generated and collected** | **13,114,601** |
| **Funds used and invested:** | |
| Dividends distributed | 995,116 |
| Allocation to donation reserve | 4,000 |
| Uses of provisions to taxation reserve, employee severance pay reserve, reserves for risks and charges and other reserves | 1,113,634 |
| Cash and deposits with central banks | 4,479 |
| Loans to banks | 6,910,244 |
| Due from customers | -111,602 |
| Securities | 2,060,793 |
| Equity investments | 2,687,978 |
| Intangible and tangible fixed assets | -1,098,476 |
| Accrued income and prepaid expenses | -150,416 |
| Other assets | 698,851 |
| **Total funds used and invested** | **13,114,601** |

## Section 4 PARENT COMPANY OR EUROPEAN UNION PARENT COMPANY BANK

This provision is not applicable to UniCredito Italiano SpA, the Parent Company, which prepares consolidated accounts.

| MANAGING DIRECTOR/CEO | CHIEF ACCOUNTANT |
|---|---|
| PROFUMO | LECCACORVI |

# Company Accounts and Annexes

Company Accounts

Notes to the Accounts

Annexes

# Annexes

| | |
|---|---|
| Comparison of the Accounts as at 31 December 2003 with the Accounts as at 31 December 2002 | 434 |
| Statement of changes in internal pension funds | 437 |
| Information on Reserves and Funds | 442 |
| Information on Tax Credit | 443 |
| List of Properties (Article 10, Law 72/83) | 443 |

# Comparison of the Balance Sheet

## as at 31 December 2003 with that of 31 December 2002

(amounts in euros)

| | | 31.12.2003 | | 31.12.2002 | |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| 10. | **Cash and deposits with central banks and post offices** | | **49,215,208** | | **44,735,968** |
| 20. | **Treasury notes and similar securities eligible for refinancing at central banks** | | **322,369,726** | | **1,207,310,298** |
| 30. | **Loans to banks:** | | **59,262,859,659** | | **52,351,779,991** |
| | a) On demand | 9,369,901,873 | | 34,329,899,052 | |
| | b) Other loans | 49,892,957,786 | | 18,021,880,939 | |
| 40. | **Due from customers:** | | **13,148,940,106** | | **13,253,238,871** |
| 50. | **Bonds and other debt securities:** | | **17,710,519,577** | | **14,791,642,684** |
| | a) From government issuers | 2,977,097,755 | | 3,912,682,325 | |
| | b) From banks | 12,748,887,206 | | 9,202,674,796 | |
| | *of which:* | | | | |
| | *- investment and trading securities* | *2,619* | | *42,459* | |
| | c) From financial institutions | 1,471,695,946 | | 1,224,839,239 | |
| | *of which:* | | | | |
| | *- investment and trading securities* | - | | - | |
| | d) From other issuers | 512,838,670 | | 451,446,324 | |
| 60. | **Shares, interests and other equity securities** | | **440,030,720** | | **415,357,958** |
| 70. | **Equity investments** | | **3,149,932,660** | | **1,885,466,156** |
| 80. | **Equity investments in Group companies** | | **11,622,959,440** | | **10,261,617,603** |
| 90. | **Intangible fixed assets** | | **23,992,002** | | **16,692,502** |
| | *of which:* | | | | |
| | *- Start-up costs* | - | | - | |
| | *- Goodwill* | - | | - | |
| 100. | **Tangible fixed assets** | | **19,184,430** | | **1,160,159,456** |
| 130. | **Other assets** | | **5,782,819,901** | | **5,139,785,168** |
| 140. | **Accrued income and prepaid expenses** | | **976,946,505** | | **1,127,361,407** |
| | a) Accrued income | 651,538,012 | | 845,285,148 | |
| | b) Prepaid expenses | 325,408,493 | | 282,076,259 | |
| | *of which:* | | | | |
| | *- issue discount on securities* | *8,490,270* | | *9,201,983* | |
| **Total Assets** | | | **112,509,769,934** | | **101,655,148,062** |

(amounts in euros)

| | 31.12.2003 | | 31.12.2002 | |
|---|---|---|---|---|
| **Liabilities and Shareholders' Equity** | | | | |
| **10. Due to banks:** | | **51,949,345,050** | | **51,139,699,237** |
| a) On demand | 27,704,434,652 | | 29,019,006,943 | |
| b) On term or with notice | 24,244,910,398 | | 22,120,692,294 | |
| **20. Due to customers:** | | **6,793,339,273** | | **5,359,001,289** |
| a) On demand | 1,784,669,506 | | 1,898,514,713 | |
| b) On term or with notice | 5,008,669,767 | | 3,460,486,576 | |
| **30. Securities in issue:** | | **28,784,730,745** | | **20,059,372,357** |
| a) Bonds | 4,942,460,793 | | 4,298,800,029 | |
| b) Certificates of deposit | 23,842,204,193 | | 15,760,286,072 | |
| c) Other securities | 65,759 | | 286,256 | |
| **50. Other liabilities** | | **4,278,626,072** | | **2,855,515,419** |
| **60. Accrued liabilities and deferred income:** | | **700,962,367** | | **846,449,848** |
| a) Accrued liabilities | 530,438,444 | | 737,690,149 | |
| b) Deferred income | 170,523,923 | | 108,759,699 | |
| **70. Reserve for employee severance pay** | | **39,516,216** | | **45,495,999** |
| **80. Reserves for risks and charges:** | | **1,221,695,606** | | **2,499,778,827** |
| a) Reserve for pensions and similar obligations | 433,335,498 | | 446,253,819 | |
| b) Taxation reserve | 403,275,541 | | 1,708,040,279 | |
| c) Other reserves | 385,084,567 | | 345,484,729 | |
| **90. Reserve fund for possible loan losses** | | **14,822,434** | | **16,526,621** |
| **100. Fund for general banking risks** | | **116,884,808** | | **116,884,808** |
| **110. Subordinated debt** | | **6,874,322,606** | | **7,775,191,519** |
| **120. Capital** | | **3,158,168,076** | | **3,148,070,110** |
| **130. Share premium reserve** | | **3,308,638,624** | | **3,308,638,624** |
| **140. Reserves:** | | **3,198,289,655** | | **2,809,711,400** |
| a) Legal reserve | 508,136,157 | | 368,366,726 | |
| b) Reserve for own shares or interests | - | | - | |
| c) Statutory reserves | 1,015,472,183 | | 771,600,961 | |
| d) Other reserves | 1,674,681,315 | | 1,669,743,713 | |
| **150. Revaluation reserves** | | **277,020,029** | | **277,020,029** |
| **160. Retained earnings (losses)** | | **-** | | **97,665** |
| **170. Net profit** | | **1,793,408,373** | | **1,397,694,310** |
| **Total Liabilities and shareholders' equity** | | **112,509,769,934** | | **101,655,148,062** |

| | | | | |
|---|---|---|---|---|
| **Guarantees and Commitments** | | | | |
| **10. Guarantees given** | | **5,327,226,760** | | **3,520,340,817** |
| *of which:* | | | | |
| *- Acceptances* | *6,637,443* | | *3,529,495* | |
| *- Other guarantees* | *5,320,589,317* | | *3,516,811,322* | |
| **20. Commitments** | | **6,892,522,153** | | **4,619,692,682** |
| *of which:* | | | | |
| *- For sales with repurchase obligation* | - | | - | |

# Comparison of the Profit and Loss Account 2003 with that of 2002

(amounts in euros)

| | 2003 | | 2002 | |
|---|---|---|---|---|
| 10. Interest income and similar revenues | | 2,739,464,380 | | 4,007,527,744 |
| *of which:* | | | | |
| *- On loans to customers* | *334,375,657* | | *1,948,756,645* | |
| *- On debt securities* | *1,228,697,367* | | *912,085,240* | |
| 20. Interest expense and similar charges | | 2,886,913,633 | | 2,983,212,465 |
| *of which:* | | | | |
| *- On amounts due to customers* | *176,332,128* | | *498,378,126* | |
| *- On securities in issue* | *493,700,138* | | *750,105,591* | |
| 30. Dividends and other revenues: | | 2,048,830,018 | | 2,179,232,392 |
| a) On shares, quotas and other variable yield securities | 130,375,801 | | 82,222,343 | |
| b) On equity investments | 61,091,599 | | 54,071,644 | |
| c) On equity investments in Group companies | 1,857,362,618 | | 2,042,938,405 | |
| 40. Commission income | | 104,896,910 | | 772,245,898 |
| 50. Commission expense | | 35,469,943 | | 108,138,886 |
| 60. Trading profit (loss) | | 51,979,998 | | 87,242,387 |
| 70. Other operating income | | 178,318,497 | | 409,464,826 |
| 80. Administrative expenses: | | 475,684,926 | | 1,367,162,379 |
| a) Payroll | 235,038,731 | | 756,337,939 | |
| *of which:* | | | | |
| *- Wages and salaries* | *152,753,901* | | *519,979,660* | |
| *- Social security contributions* | *42,498,494* | | *149,366,998* | |
| *- Severance pay* | *9,377,312* | | *42,631,660* | |
| *- Pensions and similar benefits* | *27,745,887* | | *34,817,464* | |
| b) Other administrative expenses | 240,646,195 | | 610,824,440 | |
| 90. Writedowns of intangible and tangible fixed assets | | 35,199,077 | | 116,717,542 |
| 100. Provisions for risks and charges | | 25,763,179 | | 54,170,673 |
| 110. Other operating expenses | | 47,613,090 | | 93,107,784 |
| 120. Writedowns of loans and provisions for guarantees and commitments | | 12,279,950 | | 99,239,074 |
| 130. Write-backs of loans and provisions for guarantees and commitments | | 24,263,626 | | 56,989,137 |
| 140. Provisions to loan loss reserves | | - | | - |
| 150. Writedowns of financial investments | | 80,668,472 | | 654,666,656 |
| 160. Write-backs of financial investments | | 16,315,547 | | 26,595,871 |
| **170. Profit before extraordinary items and income tax** | | **1,564,476,706** | | **2,062,882,796** |
| 180. Extraordinary income | | 153,614,335 | | 340,268,614 |
| 190. Extraordinary charges | | 70,333,634 | | 144,427,626 |
| **200. Extraordinary income (charge) – net** | | **83,280,701** | | **195,840,988** |
| 220. Income tax for the year | | -145,650,966 | | 861,029,474 |
| **230. Net profit** | | **1,793,408,373** | | **1,397,694,310** |

# Statement of changes in internal pension funds

(amounts in euros)

| FUNDS AND DESCRIPTION OF CHANGES | NO. RETIRED AS AT 31.12.2003 | STAFF IN SERVICE AS AT 31.12.2003 | TYPE | ACCOUNTING FIGURES | CONTRIBUTION RATE |
|---|---|---|---|---|---|
| **"Pension fund for the employees of Cassa di Risparmio di Trieste - Collections Division "** | **109** | **0** | **Defined benefits** | | Employer's contribution 5.25% Employee Contribution: between 1.35% and 3% depending on category |
| **Opening balance as at 31.12.02** | | | | **6,327,066** | |
| Benefits paid in the period | | | | 490,058 | |
| Provisions for the period | | | | 484,800 | |
| **Balance as at 31.12.03** | | | | **6,321,808** | |
| ***Mathematical reserve*** | | | | ***6,003,000*** | |
| **"Supplementary Pension Fund for employees of Cassa di Risparmio di Torino (in liquidation)"** | **3** | **0** | | | |
| **Opening balance as at 31.12.02** | | | | **2,163,480** | |
| Benefits paid in the period | | | | 22,088 | |
| Provisions for the period | | | | - | |
| **Balance as at 31.12.03** | | | | **2,141,392** | |
| ***Mathematical reserve*** | | | | ***201,000*** | |
| **"Supplementary Pension Fund for the collections management staff of Cassa di Risparmio di Torino"** | **204** | **0** | **Defined benefits** | | Employer's Contribution based on the technical results for the period |
| **Opening balance as at 31.12.02** | | | | **7,978,533** | |
| Benefits paid in the period | | | | 1,901,433 | |
| Provisions for the period | | | | 672,900 | |
| **Balance as at 31.12.03 *** | | | | **6,750,000** | |
| ***Mathematical reserve **** | | | | ***14,162,000*** | |
| * The difference between the mathematical reserves and the balance of the fund is covered by a provision to Reserves for risks and charges of 7.4 million. | | | | | |

*(Statement of changes in internal pension funds, continued)*

| FUNDS AND DESCRIPTION OF CHANGES | NO. RETIRED AS AT 31.12.2003 | STAFF IN SERVICE AS AT 31.12.2003 | TYPE | ACCOUNTING FIGURES | CONTRIBUTION RATE |
|---|---|---|---|---|---|
| **"Complementary Company Pension Fund of the general obligatory insurance for employees of the credit section of Cassa di Risparmio di Trento e Rovereto Spa, i.e. the Social Security Fund for the employees of the tax collection agencies of the Tax Collections Service, and for employees of the tax collection agency of Cassa di Risparmio di Trento e Rovereto Spa" Section A including the "Company Social Security Fund for employees of the former Credito Fondiario Trento Spa"** | **501** | **0** | **Defined benefits** | | Employer's Contribution based on the technical results for the period + average one-month Euribor rate on capital |
| **Opening balance as at 31.12.02** | | | | **55,720,440** | |
| Benefits paid in the period | | | | 5,444,719 | |
| Other decreases | | | | 12,417 | |
| Provisions for the period | | | | 2,891,696 | |
| **Balance as at 31.12.03** | | | | **53,155,000** | |
| ***Mathematical reserve*** | | | | ***53,155,000*** | |

| FUNDS AND DESCRIPTION OF CHANGES | NO. RETIRED AS AT 31.12.2003 | STAFF IN SERVICE AS AT 31.12.2003 | TYPE | ACCOUNTING FIGURES | CONTRIBUTION RATE |
|---|---|---|---|---|---|
| **"Complementary Company Pension Fund of the general obligatory insurance for employees of the credit section of Cassa di Risparmio di Trento e Rovereto Spa, i.e. the Social Security Fund for employees of the tax collection agencies, of the Tax Collections Service, and for employees of the tax collection agency of the Cassa di Risparmio di Trento e Rovereto Spa" Sections B e C** | **0** | **758** | **Defined contributions based on individual capitalisation** | | Employer's cont.: for employees before *: min. 2% max. 14.35% For employees after *: min. 2% max. 2.35% + Employee Severance Pay + monthly average Euribor rate on capital |
| **Opening balance as at 31.12.02** | | | | **40,427,340** | |
| Benefits paid in the period | | | | 3,097,230 | |
| Replacement tax | | | | 104,293 | Employee's contribution: for employees before 0.50% for employees after 2% |
| Other decreases | | | | 143,070 | |
| Provisions for the period | | | | 1,047,547 | |
| Other increases | | | | 3,375,231 | |
| **Balance as at 31.12.03** | | | | **41,505,525** | |
| ***Mathematical reserve*** | | | | - | |
| * employees before and after refer to registrations with the social security fund before and after 28.4.1993, the date when Legislative Decree 124/93 came into force | | | | | |

*(Statement of changes in internal pension funds, continued)*

| FUNDS AND DESCRIPTION OF CHANGES | NO. RETIRED AS AT 31.12.2003 | STAFF IN SERVICE AS AT 31.12.2003 | TYPE | ACCOUNTING FIGURES | CONTRIBUTION RATE |
|---|---|---|---|---|---|
| **"Pension and Social Security contract for employees in the categories of executive/upper management, middle and front-line management, office staff, and junior and auxiliary staff of Cariverona Banca Spa"** | 1,143 | 9 | **Defined benefits** | | Employer's cont. based on the technical results for the period |
| **Opening balance as at 31.12.02** | | | | **95,872,493** | |
| Benefits paid in the period | | | | 9,623,435 | |
| Provisions for the period | | | | 9,164,508 | |
| Other increases | | | | 434 | |
| **Balance as at 31.12.03** | | | | **95,414,000** | |
| ***Mathematical reserve*** | | | | ***95,414,000*** | |

| FUNDS AND DESCRIPTION OF CHANGES | NO. RETIRED AS AT 31.12.2003 | STAFF IN SERVICE AS AT 31.12.2003 | TYPE | ACCOUNTING FIGURES | CONTRIBUTION RATE |
|---|---|---|---|---|---|
| **"Supplementary pension fund for the obligatory, disability, old-age and Death-benefit insurance managed by the INPS for Cassa di Risparmio di Ancona (absorbed on 1/10/89 into Cariverona Banca Spa)"** | 57 | 1 | **Defined benefits** | | Employer's cont. 10% + technical results for the period |
| **Opening balance as at 31.12.02** | | | | **5,387,152** | |
| Benefits paid in the period | | | | 561,701 | |
| Provisions for the period | | | | - | |
| Other increases | | | | 3,997 | |
| **Balance as at 31.12.03** | | | | **4,829,448** | |
| ***Mathematical reserve*** | | | | ***4,811,000*** | |

| FUNDS AND DESCRIPTION OF CHANGES | NO. RETIRED AS AT 31.12.2003 | STAFF IN SERVICE AS AT 31.12.2003 | TYPE | ACCOUNTING FIGURES | CONTRIBUTION RATE |
|---|---|---|---|---|---|
| **"Pension fund for the office staff, clerks and auxiliaries of Banca Cuneese *Lamberti Meinardi & C. - Cuneo (merged on* 1.8.1992 into Cariverona Banca Spa)** | 29 | 7 | **Defined benefits** | | Employer's cont. based on the technical results for the period |
| **Opening balance as at 31.12.02** | | | | **4,419,191** | Employee's contribution: 1% |
| Benefits paid in the period | | | | 273,600 | |
| Provisions for the period | | | | 313,682 | |
| Other increases | | | | 2,727 | |
| **Balance as at 31.12.03** | | | | **4,462,000** | |
| ***Mathematical reserve*** | | | | ***4,462,000*** | |

*(Statement of changes in internal pension funds, continued)*

| FUNDS AND DESCRIPTION OF CHANGES | NO. RETIRED AS AT 31.12.2003 | STAFF IN SERVICE AS AT 31.12.2003 | TYPE | ACCOUNTING FIGURES | CONTRIBUTION RATE |
|---|---|---|---|---|---|
| **"Pension fund for employees of the former Credito Fondiario delle Venezie Spa"** | 9 | 0 | Defined benefits | | Employer's cont. based on the technical results for the period |
| **Opening balance as at 31.12.02** | | | | **1,562,257** | |
| Benefits paid in the period | | | | 98,807 | |
| Provisions for the period | | | | 64,550 | |
| **Balance as at 31.12.03** | | | | **1,528,000** | |
| ***Mathematical reserve*** | | | | ***1,528,000*** | |

| | | | | | |
|---|---|---|---|---|---|
| **"Agreement for regulation of the social security benefits of Istituto Federale delle Casse di Risparmio delle Venezie Spa"** | 64 | 0 | Defined benefits | | Employer's cont. based on the technical results for the period |
| **Opening balance as at 31.12.02** | | | | **6,346,010** | |
| Benefits paid in the period | | | | 615,345 | |
| Provisions for the period | | | | 229,335 | |
| **Balance as at 31.12.03** | | | | **5,960,000** | |
| ***Mathematical reserve*** | | | | ***5,960,000*** | |

| | | | | | |
|---|---|---|---|---|---|
| **"Internal Company Fund (FIA) of the fromer Credito Romagnolo" + CIP former Banca del Friuli** | 1,345 | 0 | Defined benefits | | Employer's cont. between 2.5% and 6% +2.5% on capital |
| **Opening balance as at 31.12.02** | | | | **183,286,756** | |
| Benefits paid in the period | | | | 10,511,538 | Employee's contribution between 2% and 6% |
| Provisions for the period | | | | 4,457,544 | |
| Other increases | | | | 4,947 | |
| **Balance as at 31.12.03** | | | | **177,237,709** | |
| ***Mathematical reserve*** | | | | ***133,947,000*** | |

| | | | | | |
|---|---|---|---|---|---|
| **"Supplementary Pension Fund for employees of the former Carimonte Banca Spa"** | 185 | 1 | Defined benefits | | Employer's cont. based on the technical results for the period |
| **Opening balance as at 31.12.02** | | | | **19,152,686** | |
| Benefits paid in the period | | | | 1,235,639 | |
| Provisions for the period | | | | 32,665 | |
| Other increases | | | | 18,479 | |
| **Balance as at 31.12.03** | | | | **17,968,191** | |
| ***Mathematical reserve*** | | | | ***17,320,000*** | |

*(Statement of changes in internal pension funds, continued)*

| FUNDS AND DESCRIPTION OF CHANGES | NO. RETIRED AS AT 31.12.2003 | STAFF IN SERVICE AS AT 31.12.2003 | TYPE | ACCOUNTING FIGURES | CONTRIBUTION RATE |
|---|---|---|---|---|---|
| **"Fund for Magazzini Generali employees"** | 3 | 0 | **Defined benefits** | | Employer's cont. based on the technical results for the period |
| **Opening balance as at 31.12.02** | | | | **125,273** | |
| Benefits paid in the period | | | | 11,102 | |
| Provisions for the period | | | | 18,829 | |
| **Balance as at 31.12.03** | | | | **133,000** | |
| ***Mathematical reserve*** | | | | ***133,000*** | |
| **"Supplementary retirement benefits in favour of members of Credito Italiano General Management who retired between 1 January 1963 and 30 September 1989 paid for by UniCredito Italiano"** | 20 | 0 | **Defined benefits** | | Employer's cont. based on the technical results for the period |
| **Opening balance as at 31.12.02** | | | | **17,456,584** | |
| Benefits paid in the period | | | | 1,555,717 | |
| Provisions for the period | | | | - | |
| **Balance as at 31.12.03** | | | | **15,900,867** | |
| ***Mathematical reserve*** | | | | ***14,770,473*** | |
| **"Fund for employees of the former Credito Romagnolo" (Luxembourg branch – subject to local legislation)** | 0 | 0 | | | |
| **Opening balance as at 31.12.02** | | | | **28,557** | |
| Benefits paid in the period | | | | - | |
| Provisions for the period | | | | - | |
| **Balance as at 31.12.03** | | | | **28,557** | |
| ***Mathematical reserve*** | | | | - | |

The actuarial calculation for the pensions reserve, where provided for, is performed on an annual basis.

The reserve for Parent Company pensions and similar benefits, which are not managed as separate, autonomous entities, are all defined benefit reserves with the exception of Sections B and C of the pension fund resulting from the merger by incorporation of the former Cassa di Risparmio di Trento e Rovereto SpA, which are defined contribution reserves based on individual capitalisation.

Apart from the sections of the reserve mentioned, which now cover a significant number of serving employees, the majority of the other reserves – save for a few cases with small balances – have come to the end of the accumulation phase and are now exclusively paying out pension benefits.

The reserves are in financial equilibrium, this status having been reached with certain contributions which are virtually equal to the technical rates used for calculating the reserves.

Finally, it should be noted that in relation to the "Pension Fund for employees of the Cassa di Risparmio di Trieste – Collections Division", the agreement was terminated in 2001 following the sale of the division to Uniriscossioni. For these staff outsourcing agreements are under way.

# Information on Reserves and Funds

(Amounts in euro)

| DESCRIPTION OF RESERVES | RESERVES AND FUNDS WHICH WHEN DISTRIBUTED DO NOT CONTRIBUTE TO SHAREHOLDER INCOME | RESERVES AND FUNDS WHICH WHEN DISTRIBUTED CONTRIBUTE TO THE COMPANY'S TAXABLE INCOME | OTHER RESERVES AND FUNDS | TOTAL |
|---|---|---|---|---|
| **Share premium reserve** | **3,287,412,778** | | **21,225,846** | **3,308,638,624** |
| **Legal reserve** | | | **508,136,157** | **508,136,157** |
| **Statutory Reserves** | | | **1,015,472,183** | **1,015,472,183** |
| Reserve pursuant to Art. 55 Pres. Decree 597/73 | | 59,490 | | 59,490 |
| Reserve pursuant to Law 516/82 | | 1,624,498 | | 1,624,498 |
| Transfer of reserve pursuant to Law 218/90 | | 215,007,608 | 56,710,666 | 271,718,274 |
| Reserve pursuant to Art. 7(3) of Law 218/90 | | 214,746,671 | | 214,746,671 |
| Reserve pursuant to Art. 19. of Legislative Decree 87/92 | | 15,942 | | 15,942 |
| Reserve under paragraph VI, Art. 13, Legislative Decree 124/93 | | 679,611 | | 679,611 |
| Reserve pursuant to Leg. Decree 153/99 | | 278,322,875 * | 383,800,512 | 662,123,387 |
| Share exchange reserve for former FONSPA shares | | | 53,879,366 | 53,879,366 |
| Reserve for spin-off differences of the former FONSPA | | | 4,972,244 | 4,972,244 |
| Share exchange surplus for merger of federated banks and Credit Carimonte SpA (S3 Reorganisation) | | | 408,888,542 | 408,888,542 |
| Share exchange surplus for merger of OnBanca SpA | | | 48,383,134 | 48,383,134 |
| Reserve connected with the medium-term incentive system for Group staff | | | 7,590,156 | 7,590,156 |
| **Other reserves** | | **710,456,695** | **964,224,620** | **1,674,681,315** |
| Monetary equalisation reserve pursuant to Law 576/75 | | 4,087,494 | | 4,087,494 |
| Monetary revaluation reserve pursuant to Law 72/83 | | 84,657,918 | | 84,657,918 |
| Property revaluation reserve pursuant to Law 408/90 | | 28,965,054 | | 28,965,054 |
| Property revaluation reserve pursuant to Law 413/91 | | 159,309,563 | | 159,309,563 |
| **Revaluation reserves** | | **277,020,029** | | **277,020,029** |
| **TOTAL** | **3,287,412,778** | **987,476,724** | **2,509,058,806** | **6,783,948,308** |

* if distributed to shareholders by 5 May 2004

| **Reserves allocated to capital** | | | | |
|---|---|---|---|---|
| Statutory reserves | | | 927,792,204 | 927,792,204 |
| Share exchange reserve for the former B.P. Rieti | | | 5,377,866 | 5,377,866 |
| Retained earnings transferred following UniCredito SpA spin-off | | | 6,045,804 | 6,045,804 |
| Reserve connected with the medium-term incentive system for Group staff | | | 29,147,995 | 29,147,995 |
| Taxed reserve pursuant to Law 833/73 | | | 43,742,293 | 43,742,293 |
| Reserve pursuant to Art. 55 Pres. Decree 917/86 | | 2,354,011 | | 2,354,011 |
| Transfer of reserve pursuant to Law 218/90 | | 3,549,607 | | 3,549,607 |
| Reserve pursuant to Art. 7(3) of Law 218/90 | | 15,730,200 | | 15,730,200 |
| Reserve pursuant to Leg. Decree 153/99 | | 12,029,434 | | 12,029,434 |
| Monetary equalisation reserve pursuant to Law 576/75 | | 18,080,943 | | 18,080,943 |
| Monetary revaluation reserve pursuant to Law 72/83 | | 130,471,883 | | 130,471,883 |
| Asset revaluation reserve pursuant to Law 408/90 | | 53,304,684 | | 53,304,684 |
| Property revaluation reserve pursuant to Law 413/91 | | 263,596,574 | | 263,596,574 |
| **TOTAL** | | **499,117,336** | **1,012,106,162** | **1,511,223,498** |

# Information on Tax Credit

(amounts in euros)

| | AMOUNT OF TAXES FOR ALLOCATION OF THE ENTIRE TAX CREDIT TO SHAREHOLDERS | AMOUNT OF TAXES FOR ALLOCATION OF THE LIMITED TAX CREDIT TO SHAREHOLDERS |
|---|---|---|
| **Opening balance** | **2,608,977,649** | **1,069,278,870** |
| Decrease due to the distribution of profits approved during the period | -559,752,611 | |
| Increase due to taxes paid during the period | 970,688,815 | 25,966,124 |
| Other increases | 18,168,160 | 108,156,746 |
| **Total *** | **3,038,082,013** | **1,203,401,740** |

* Does not include taxes that will be settled in the income tax return for the period.

# List of Properties (Article 10, Law 72/83)

(amounts in euros)

| CITY | ADDRESS | PURCHASE PRICE AND ADDITIONS | REVALUATIONS PURSUANT TO LAW 408/90 LAW 413/91 | GROSS BOOK VALUE | DEPRECIATION | NET BOOK VALUE AS AT 31.2.3003 |
|---|---|---|---|---|---|---|
| **Verona** | Palchi Teatro Filarmonico Via Mutilati,4 | 17,302 | | 17,302 | | 17,302 |
| **Various locations** | Misc. properties | .. | 5,337 | 5,337 | | 5,337 |
| | | **17,302** | **5,337** | **22,639** | | **22,639** |
| **(Leaseholds)** | | | | | | |
| **London** | Bourne Street - London S.W.1 | 425,653 | | 425,653 | 121,894 | 303,759 |
| | | 425,653 | | 425,653 | 121,894 | 303,759 |
| **Total** | | **442,955** | **5,337 *** | **448,292** | **121,894** | **326,398** |
| ** of which: - Revaluation pursuant to Law 408/90* | | | *1,139* | | | |
| *- Revaluation pursuant to Law 413/91* | | | *4,198* | | | |

Presentation

Group Consolidated Report and Accounts

Report on Operations

Accounts and Annexes

External Auditors' Report

UniCredito Italiano SpA Report and Accounts

Report on Operations

Proposal to Shareholders

Company Accounts and Annexes

**Reports and Resolutions**

Notes on calculation methods and Glossary

# Reports and Resolutions


| | |
|---|---|
| *Statutory Auditors' Report* | 446 |
| External Auditors' Report | 449 |
| Resolution passed by the Ordinary Shareholders' Meeting held on 4 May 2004 | 453 |

# Statutory Auditors' Report

**Pursuant to Article 153 of Legislative Decree No. 58 of 24 February 1998**

To our Shareholders,

in 2003 we monitored compliance with the law and articles of incorporation, adherence to principles of proper administration, the appropriateness of the organisational structure (within the limits of our responsibilities), internal control system and administrative and accounting system, and also ensured that the latter was reliable as a means to accurately report operating events. We also oversaw the appropriateness of instructions issued by the company to subsidiaries with regard to public communications as required by Article 149 of Legislative Decree No. 58 of 24 February 1998.

We participated in meetings of the Board of Directors and the Executive Committee (14 and 12 meetings respectively) and obtained information from directors on operations carried out and on those transactions that were carried out by the company and subsidiaries that have a major impact on the operating performance, financial situation and shareholders' equity. We ensured that the actions approved and implemented were in accordance with the law and the company's articles of association, and that they were not manifestly imprudent, reckless or potentially productive of conflicts of interest.

We did not discover any transactions that could be considered atypical and/or unusual including inter-group transactions or transactions with related parties.

During the last year, many inter-group transactions and transactions with related parties of an ordinary nature were carried out; these are covered in the report of the directors with reference to CONSOB Notices No. 97001574 of 20.2.1997, No. 98015375 of 27.2.1998, and No. 2064231 of 30.9.2002.



Pursuant to Article 23 of the company articles of association, descriptive information was provided to the auditors on transactions completed giving their basic structure, and grouped into the following homogeneous categories:

- Lines of credit granted, renewed and revised;
- Contracts entered into regarding financial investment instruments and ancillary services;
- Service contracts entered into;
- Consulting contracts entered into;
- Donations;
- Acquisition or sale of movable property (including capital equipment and other assets), including under operating leases;
- Acquisition or sale of equity investments, company divisions or legal relationships;
- Business agreements;
- Property leases and sub-leases.

These transactions were concluded in the interest of the company and under conditions similar to those with unrelated third parties or with the reimbursement of costs incurred in the context of a Group interest.

°°°

We conducted our duties through audits and direct observations, and meetings with managers of the various departments by obtaining information, data and operating programmes. We periodically met representatives of the auditing firm, PricewaterhouseCoopers, to exchange relevant information. This firm has been awarded the mandate (pursuant to Article 155 of Legislative Decree 58/1998) to audit the accounts of UniCredito Italiano and the consolidated accounts of the UniCredito Italiano Group, and to perform a limited audit of the half-yearly report, and to audit the proper maintenance of company accounting records, and the proper reporting of events in accounting entries.

In January 2003, with the partial spin-off by UniCredit Banca SpA of businesses to the two new banks

(UniCredit Banca d'Impresa and UniCredit Private Banking), the S3 Project was completed, and operations commenced for the three banks specialised by customer segment.
All the Group's administrative structures (those in the new operating companies, those of the service companies (USI and UPA), and those of the Parent Company) made a considerable effort to provide information on operating events in the form of accurate accounting reports.
The internal processes of the new companies have gradually improved, and their operations have also focused on regular training programmes for employees.
The Parent Company's administrative and accounting function proved to be properly structured. It accurately reported operating events, and thus made it possible to prepare the individual and consolidated accounts in accordance with the law and provisions of the regulatory authority as stated by the auditing firm.

A significant development in the Group's audit structure was the establishment of UniCredit Audit SpA, which is wholly owned by UniCredito Italiano SpA. It is charged with outsourcing controls for the Group's main companies. The company commenced operations on 1 January 2003 by entering into agreements with the three segment banks in addition to eight other contracts during the year. The service was commenced gradually in order to ensure the uninterrupted operations in the control area, and the new company's operations are normally preceded by a period of analysis and definition of the "client" company's main processes. The new structure for the audit activities of subsidiaries is characterised by more specialised control procedures and greater independence.
The Group's Audit Division operated with a staff of 41 last year in addition to 8 internal auditors at the foreign branches and 5 employees seconded to the internal audit areas of several companies in New Europe. Sixty-six procedures and 29 consecutive audits were carried out. As is customary, these procedures were reviewed by the Board of Auditors, which made comments and recommendations as necessary.
The duties of the Audit area were carried out professionally and independently and also kept pace with the increased number of procedures: as noted above, the number of procedures performed was substantially higher than those required by the annual plan.

°°°

The duties of the Board of Auditors, as described above, were also carried out through 20 team audits (including those performed on foreign branches). No significant events resulted from these audits requiring reports to the regulatory authorities.

°°°

During the period, no complaints were filed with the Board of Auditors pursuant to Article 2408 of the Civil Code. A report was received pertaining to a segment bank, which, due to its applicability, was sent to that bank after involving the appropriate Group areas (the Law Department and Internal Audit)

°°°

The external auditing firm also carried out the following assignments during the period:
1. Review of the Social and Environmental Report as at 31 December 2002 (€ 20,000)
2. Checking the English translation of the statutory and consolidated accounts as at 31 December 2002 (€18,000)
3. Checking the English translation of the interim report as at 30 June 2003 (€ 7,000)
4. Issuance of comfort letter for EMTN offering circular of 18 November 2003 (€ 30,000)

5. Issuance of comfort letter for Euro Medium Term Note Programme (€ 45,000)
6. Issuance of comfort letter and limited review of the consolidated balance sheet as at 30 September 2003 for the issuance of UniCredito Italiano Ireland notes guaranteed by UniCredito Italiano and convertible to Generali shares (€ 120,000)
7. Work performed to comply with obligations of the US Internal Revenue Service (€ 30,000)

The Board of Auditors was asked to provide an opinion only with regard to the assignment described in item 7, for which it expressed a favourable opinion.
No mandates were given to entities that have a continuing relationship with the auditing firm.

°°°

During the period, the Board of Auditors issued the necessary opinions pursuant to Article 2389 of the Civil Code regarding the remuneration of directors who hold specific positions.

°°°

Pursuant to the instructions governing market operations issued by Borsa Italiana, the annual report on the system of corporate governance and compliance with self-regulation controls of listed companies has been provided to you.

°°°

The Board of Auditors has no comments regarding the proposed distribution of dividends.

The term of office for which you appointed us at the shareholders' meeting of 5 May 2001 has expired, and thus, you must appoint a Board of Auditors for the next three years.

24 March 2004

STATUTORY AUDITORS

GIAN LUIGI FRANCARDO (Chairman)
GIORGIO LOLI
ALDO MILANESE
VINCENZO NICASTRO
ROBERTO TIMO

# External Auditors' Report

**AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE NO. 58 DATED 24 FEBRUARY 1998**

To the shareholders of
UNICREDITO ITALIANO SPA

1 We have audited the financial statements of UNICREDITO ITALIANO SPA as of 31 December, 2003. These financial statements are the responsibility of UNICREDITO ITALIANO SPA's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB, the Italian Commission for listed Companies and the Stock Exchange. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

Auditing activities regarding the financial statements of some subsidiaries, as for equity investments in group companies amounting to about 2,039.5 million euro, about 2% of total assets, fall under the responsibility of other auditing firms.

As reported in the Notes to the accounts and in accordance with current regulations, the Company has not provided a comparison between the accounts as at 31 December 2003 and the previous financial year, as these figures were not comparable and adjustable following the extraordinary transactions carried out in 2002 within the Group's corporate and organisational reorganisation plan.

PRICEWATERHOUSECOOPERS

3 In our opinion, the financial statements present fairly the financial position of the UniCredito Italiano SpA as of December 31, 2003, and the results of its operations for the year then ended in accordance with the Italian regulations governing financial statements.

Milan, 5 April, 2004

PricewaterhouseCoopers SpA

Signed by: Antonio Taverna
(Partner)

This report has been translated solely for the convenience of international readers.

452

# Resolution passed by the Ordinary Shareholders' Meeting held on 4 May 2004

"Having regard to the Board of Directors' and the Board of Auditors' reports for 2003, the Shareholders approved the financial statements for the year ended 31 December 2003, and the allocation of net income as recommended by the Board of Directors."

The declared dividend amounting to:

- €0.171 for ordinary shares
- €0.186 for saving shares

will be payable as of 27 May 2004, with the share going ex-dividend on 24 May 2004, through the intermediaries that are part of the Monte Titoli centralised management system.

Furthermore, the Shareholders resolved to:

- approve the share buyback programme pursuant to article 2357 of the Civil Code and article 132 of Legislative Decree 1998 no. 58
- appoint the Board of Auditors by electing:
  Mr Gian Luigi FRANCARDO Chairman of the Board of Auditors;
  as Statutory Auditors Messrs:
  Aldo MILANESE, Vincenzo NICASTRO , Giorgio LOLI, Roberto TIMO.
  and as Alternate Auditors Messrs:
  Giuseppe ARMENISE, Marcello FERRARI
- set yearly compensation for the Board of Auditors as follows: Chairman €75,000, Statutory Auditors €55,000 as well as expenses and an attendance fee of €260 for every Board of Directors' and Board of Auditors' meeting attended, even when held on the same day.
- retain KPMG S.p.A. to audit the UniCredito Italiano SpA accounts and the consolidated financial statements, the half-yearly report and the interim financial statements, setting the relevant fees.

Presentation

Group Consolidated
Report and Accounts

Report on Operations
Accounts and Annexes
External Auditors' Report

UniCredito Italiano SpA
Report and Accounts

Report on Operations
Proposal to Shareholders
Company Accounts and Annexes
Reports and Resolutions

Notes on calculation methods and Glossary

# Notes on calculation methods and Glossary

| | |
|---|---|
| **Notes on calculation methods and content of the accounts** | **456** |
| Accounts | 456 |
| Group Chart and consolidation methods | 456 |
| Restated balance sheet and profit and loss account | 457 |
| Results by Division | 458 |
| **Glossary of some of the terms used in the Report and Accounts** | **460** |

# Notes on calculation methods and Glossary

## Accounts

The company accounts and the consolidated accounts consist of the balance sheet, the profit and loss account and the notes to accounts. These are accompanied by the Board of Directors' report on operations both for the parent company and for all the companies included in the consolidation.

### Balance Sheet

Statement of the assets, liabilities and shareholders' equity of the company or the group at a given time.

### Profit and loss account

Statement which records the profits and losses of the company or the group for the period in question.

### Notes to Accounts

The notes to accounts include information deemed necessary in order to provide a fair and true picture of the company or that of the group, in addition to presenting all information required by law, and is made up of four parts:

Part A - Accounting Principles
Part B - Notes to the Balance Sheet
Part C - Notes to the Profit and Loss Account
Part D - Other Information

### Report on Operations

The accounts are to be accompanied by a board of directors' report on the situation of the company (or the group) and on the performance of operations overall and on the various sectors in which it has operated, particularly with regard to costs, income and investments.

## Group Chart

The group chart shows the companies included in the scope of consolidation broken down by major business sectors and method of consolidation (the line-by-line, proportional or equity methods).

### Line-by-line consolidation

The line-by-line consolidation includes the parent company, companies operating under a single set of policies, subsidiaries providing credit or financial services or, exclusively or primarily, instrumental activities. The data of companies consolidated by this method are aggregated for each item of the balance sheet and of the profit and loss account and, after the minority portions have been attributed their respective shares of assets and net profit, the shareholding in each one of these companies is eliminated as a balancing entry of the group share in their shareholders' equity. For further details, including information on how any positive or negative consolidation differences are dealt with, see the Notes to Accounts ("Accounting Policies and Principles of Consolidation").

### Proportional consolidation

Companies owned jointly with other entities are consolidated proportionally. The method is similar to the line-by-line consolidation method, except that the balance sheet and profit and loss account data are considered in aggregate in proportion to the percentage of ownership.

### Equity method

The other equity investments on which the group has a significant influence (shareholding of over 20%) and investee companies which are not fully consolidated, are valued according to the equity method. While we again refer you to the chapter on accounting policies and principles of consolidation for further details, we should point out that the change in the value of the shareholding in an investee company is due either to this company's results for the period, recorded under "Income (loss) from equity investments valued with the equity method" of the profit and loss account, or to an increase (decrease) in shareholders' equity, which is shown by a variation in the other reserves.

## Reclassified and restated Balance Sheet and Profit and Loss Account

### Reclassified Balance Sheet

Summary balance sheet obtained by aggregating the analytical data shown in the layouts required by law into uniform categories. The following are shown with the most significant details: loans, securities, fixed assets and other asset items on one side; amounts due, reserves, other liability items and shareholders' equity on the other.

### Reclassified Profit and Loss Account

Profit and loss account laid out in such a way as to allow the various intermediate margins to be shown, in order to analyse operating results (difference between total revenues and operating expenses) and net profit (taking into account the provisions and net value adjustments, extraordinary items and taxes). In the consolidated profit and loss account, the net profit is also split between minority profit and group profit based on the profit earned by the individual companies (which may be adjusted in the consolidation process) and of the shares owned by these companies, either directly or indirectly (in the latter case weighted for the shares held in the companies included in the control chain).

## Restated Balance Sheet and Profit and Loss Account

In the event that changes have taken place compared to previous periods (e.g. in the group or in some of the balance sheet items) which significantly influence the comparison, the balance sheet and profit and loss account layouts of previous periods are restructured where possible in order to provide continuity and uniform comparisons (article 6, paragraph 2, Legislative Decree no. 87/92). In the most frequent case of changes in the group composition, the following method has been adopted:

- for companies which have entered the line-by-line consolidation scope during the fiscal year, the book values of previous periods have been aggregated, and both the shareholders' equity and the profit for these periods have been attributed to minorities (except for any shareholding which may have already been held, if the company has been consolidated in accordance with the equity method);
- for companies which have left the line-by-line consolidation scope, a valuation of the shareholding for the previous periods has been carried out, based on the equity method.

This method allows both the profit and the shareholders' equity belonging to the group to remain unchanged during the periods concerned by this restatement.

## Profit and loss account (quarterly changes)

For those companies that prepare accounts in foreign currencies (the main foreign subsidiaries) consolidated quarterly profit and loss accounts, which are calculated as the difference between successive profit and loss accounts, are affected by exchange rate fluctuations at the various founding dates

## Profit and loss account at constant exchange rates

In order to remove the effect of exchange rate variations between the euro and the currencies in which the accounts of the main foreign subsidiaries are prepared, the comparisons in the performance of the profit and loss account are also made at constant exchange rates. The method used consists of restating the successive profit and loss accounts of previous periods using the current exchange rates. The successive profit and loss accounts at constant exchange rates are also used to calculate the profit and loss accounts for the individual quarters.

# Results by Division

## Composition of Divisions

Results by Division, which are provided in the Consolidated Report, are for the new organisational structure which became effective 1 January 2003, and which is broken down as follows:

- **Retail** which includes: UniCredit Banca, Banca dell'Umbria, Cassa Risparmio di Carpi, Tradinglab Banca, Clarima Banca, UniCredit Banca per la Casa, CreditRas Previdenza SIM and Grifofactor;
- **Corporate Banking**, which is made up of: UniCredit Banca d'Impresa, UniCredit Banca Mobiliare, UniCredit

Banca Mediocredito, UniCredito Gestione Crediti, Locat, Locat Leasing Croatia, UniCredit Factoring, Uniriscossioni, Quercia funding, Euro Capital Structures, S+R Investimenti e gestioni S.G.R.p.A. and Tyrerescom;

- **Private Banking & Asset Management** which includes: UniCredit Private Banking, UniCredit Xelion Banca, UniCredit (Suisse) Bank, Banque Monegasque de Gestion, Banca Agricola Commerciale S. Marino, the sub-group Pioneer Global Asset Management (the composition of which can be seen in the Group Chart), Bac Fiduciaria, Cordusio, FRT SIM and UniCredit Private Asset Management S.G.R.p.A;
- **New Europe** which includes: in Poland the sub-group Pekao and Xelion Doradcy Finansowi; in Croatia the sub-group Zagrebacka Banka; in Turkey the sub-group Koç Finansal Hitzmetler; in Bulgaria Bulbank; in Romania UniCredit Romania, Demir Romlease (currently UniCredit Leasing Romania) and Demir Securities Romania; in Slovakia Unibanka; in the Czech Republic Zivnostenska Banka, Zb Trust and Zb Asset Management;
- **Parent company and other companies**: Includes the Parent Company, ancillary companies and other finance companies.

## Divisional profit and loss accounts

The profit and loss accounts by division are formed by combining the profit and loss accounts of companies included in the individual Divisions after making adjustments attributable to such companies and excluding writedowns of positive consolidation differences. Any writedowns of goodwill applied directly by the companies were also reclassified among other writedowns. For the Parent Company and other companies, other net income (made up primarily of reimbursed expenses related to other Group companies) was subtracted from operating expenses.

## Divisional balance sheet aggregates

The balance sheet of the Divisions, with details of the most significant items, is obtained by aggregating the companies included within the individual Divisions without taking consolidation writedowns into account.

# Glossary of some of the terms used in the Report and Accounts

**Acronyms of companies or associations**

**ABI**: Associazione Bancaria Italiana (Italian Banking Association)
**CONSOB**: Commissione Nazionale per le Società e la Borsa (Italian Securities and Exchange Commission)
**ECB**: European Central Bank
**UBM**: UniCredit Banca Mobiliare
**UGC**: UniCredit Gestione Crediti (formerly Mediovenezie)
**UPA**: UniCredit Produzioni Accentrate
**USI**: UniCredit Servizi Informativi

**Acquisition Finance** Financing for company acquisition transactions. The most widespread form of acquisition finance is the leveraged buy-out (see Leveraged Finance).

**Affluent** High-income clients.

**Arranger (arrangement)** Co-ordinator (co-ordination) of the organisational aspects of a complex financing transaction (e.g. acquisition finance or corporate finance).

**Asset management** Management of third party financial investments.

**Bancassurance** An expression describing the offer of insurance products through the operating network of banks.

**Basle Committee** Banking supervision committee set up in 1975 by the Central Bank Governors of the Group of Ten (Belgium, Canada, France, Germany, Japan, Italy, Luxembourg, The Netherlands, United Kingdom, Sweden, Switzerland and United States). The Committee normally meets at the Bank for International Settlements in Basle.

**Book runner (Joint book runner)** The entity who sets up the underwriting syndicate for a bond issue.

**Broker** Intermediary whose role is to put two counterparties in contact.

**Call centre** Telephone service available to customers to perform banking transactions (home-banking) or ask for information (help-desk). Also used for support activities (customer care) and marketing (telemarketing).

**Capital for regulatory purposes** Bank capital which is valid for the purposes of regulatory provisions, consisting of the total amount of "Tier 1 capital" and "Tier 2 capital", minus, according to specific and detailed methods, equity investments and other interests owned in credit and/or financial institutions.

**Capital ratio** Index which expresses the degree to which shareholders' equity covers the risk assets held by banks.

**Corporate** Customer segment corresponding to medium to large companies.

**Corporate banking** Financial services aimed at the corporate segment.

**Cost/income ratio** Indicator used to analyse management efficiency, obtained by dividing total operating expenses by total revenues.

**Country risk** Set of economic, financial and political factors which may make it difficult for debts to be repaid by borrowers resident in a country, regardless of their individual solvency.

**Covered warrant** Derivative financial instrument consisting of a "warrant" which gives subscribers the right to purchase (call CW) or sell (put CW) a specific financial or real asset (underlying) by a specific deadline (American CW) or on a specific date (European CW) in a pre-established quantity (nominal or multiple value) for a pre-established price (strike price).

**Credit scoring** Coded procedures (automatic or semi-automatic) for assessing credit risk.

**Cross-selling** Activity aimed at increasing customer loyalty by selling integrated products and services.

**Default** Identifies a situation in which a party has stated that it cannot honour its debts and/or pay the corresponding interest.

**Derivatives (products/instruments)** A financial instrument defined as a derivative because its cost/performance profile is derived from the cost/performance parameters of other principal instruments called "underlying assets", which may be commodities, currencies, interest rates, securities, share indices.
In other words, the value of a derivative is a contractually pre-established function of the value of a specific real or financial asset (underlying asset), the price of which (spot price) is formed in the respective market. Their intention is generally to modify the exposure of the contractual parties to market risks. They include futures, options, swaps and forward contracts.

**Desk** Generally identifies an operational unit in which a specific activity is concentrated.

**Doubtful loans** Credit granted to customers who are in a clearly difficult situation which may however be overcome within a reasonable period of time.

**Exchangeable bond** Bond which offers the owner the opportunity to convert it into shares in a company other than the issuer.

**Equity derivatives** Derivative products with values linked to equity securities or share indices.

**Equity-linked bonds** Bonds whose performance depends on that of the parameter to which they are linked. The index parameter can be a stock exchange index, a basket of stock exchange indexes, a share, a basket of shares or an investment fund.

**Factoring** Contract to transfer accounts receivable to banks or specialised companies either with recourse (with credit risk borne by the assignor) or without recourse (with credit risk borne by the assignee) for management and collection purposes, which may be associated with financing granted to the customer.

**Fixed-floater bonds** Bonds characterised by fixed-rate coupons for the first "n" periods and by variable rate coupons for the remaining "t minus n" periods.

**FRA (Forward Rate Agreement)** Contract by which parties agree to receive (pay) on maturity the difference between the value calculated by applying a predetermined interest rate to the value of the transaction and the value obtained on the basis of the level reached by a reference rate chosen by the parties.

**Funding** Provision of the funds required to finance company activity or specific financial transactions.

**Futures** Standardised contracts with which the parties undertake to exchange currencies, securities or goods at a predefined price and on a future date. These contracts are negotiated in regulated markets where their performance is guaranteed.

**Global (Joint global) Co-ordinator** Company acting (together with others) as a general co-ordinator in a security issue/placement transaction.

**Guarantee or L/C** A transaction by means of which the bank or a financial company undertakes to assume or guarantee an undertaking given by one of its customers to a third party.

**Goodwill** Identifies the amount paid to acquire a shareholding equal to the difference between the cost and the corresponding share of shareholders' equity for the part which is not attributable to elements making up the assets of the acquired company.

**Hedge fund** Investment fund of a speculative nature, distinguished by the small number of participants and the high minimum investment required, with ample freedom in terms of objectives, investment instruments and positions taken.



**High Net Worth Individuals** Segment comprising the most affluent private clients.

**Home banking** Telephone or Internet connection to manage a bank account and/or check its situation.

**Index-linked** Life policies with performance linked to reference indexes, normally drawn from the financial markets.

**Indirect deposits** Credit instruments and other securities not issued by the custodian bank, received by the latter in custody, administration or in relation to asset management activities. Since they are not direct obligations of the bank they are not shown on the balance sheet.

**Institutional investors** These include insurance companies, pension funds, trust funds and private asset management services.

**Interest rate cap** Contract clause which establishes that the variable interest rate of a finance deal or debt must not exceed a maximum fixed value (ceiling) at the time it is issued.

**Interest rate derivatives** Derivative products, the value of which is linked to bonds or interest rates.

**Interest-rate risk** Economic and financial risk to which a credit institution is exposed in relation to a variation in interest rates, measurable in terms of potential variations in future interest margins or in the present value of the net capital (i.e. the difference between the present value of interest-bearing assets and liabilities).

**Investment banking** Segment of banking involved in the subscription and placement of newly issued securities, as well as the negotiation of financial instruments.

**IPO (Initial Public Offering)** Transaction by which shares in a company which intends to be listed in a regulated market are offered to the public.

**Lead (co-lead) manager** The leading bank in a loan syndicate, which negotiates with the debtor, selects the co-lead managers and other members of the guarantee syndicate in agreement with the issuer. It is also responsible for forming the sales team and establishing the methods of the transactions, managing its implementation, often also undertaking to place the largest share on the market; it also keeps the accounts. In exchange for performing these functions, in addition to a reimbursement of expenses and normal commissions, it also receives a special commission.

**Leasing** Contract by which one party (lessor) grants the other (lessee) use of property purchased or built by the lessor, according to the lessee's choices and instructions, for a certain period of time, allowing the lessee to purchase the property according to pre-established conditions at the end of the leasing contract.

**Leveraged finance** Also known as "acquisition finance". It covers all the transactions involved in transferring the ownership and control of a company on the basis of an organisational and financial formula which creates a debt for the company being transferred (leveraged buy-out).

**Liability Management** Financial management of the debt structure of a company.

**Lower Tier 2** Subordinated liabilities which are eligible for inclusion in the additional shareholders' equity or Tier 2.

**Mark-down** Negative difference compared to a reference index, normally an interbank rate, applied to the interest rate on customer deposits.

**Mark-up** Positive difference compared to a reference index, normally an interbank rate, applied to the interest rate on loans to customers.

**Market effect** Effect of a change in the share prices and exchange rates on aggregates calculated at market values (e.g. indirect deposits).

**Market-making** Activities carried out by specialised intermediaries who undertake to provide continuous bid and offer prices relating to one or more investment assets and to apply them to pre-established minimum amounts by other parties.

**Market indices**

**MIB**: general index of the Milan Stock Exchange

**S&P 500**: Standard & Poor's index of the New York Stock Exchange calculated on the 500 most highly capitalised securities

**MSCI Europe**: Index calculated by Morgan Stanley and Capital International representing the performance of European Stock Exchanges.

**Market risk** Risk of incurring value fluctuations of balance sheet or off-balance-sheet items connected with changes in market prices/factors, including interest rates, exchange rates and share prices.

**Mass market** Households and individuals.

**M&A (Mergers and Acquisitions)** Company acquisition and reorganisation activity and the related advisory service.

**MTS (Italian government bonds automated market)** Automated circuit for negotiating Government Bonds in the secondary market, set up by a decree issued by the Italian Ministry of the Treasury on 8/2/1988.

**Netting** Clearing agreements between financial counterparties which provide for them to "fulfil" their respective contractual duties by paying the difference between funds payable and funds receivable. In derivative contracts it identifies the provision which allows the positive and negative substitution costs of each individual contract to be offset by not making them individually enforceable.

**Non-performing loan** Loan to insolvent entities (even if this has not been confirmed by a court of law) or in substantially similar situations.

**Offering Circular** Prospectus drawn up according to international principles for the distribution of securities abroad (particularly in the USA and Canada).

**OPA (Italy)** Public offering or take-over bid (or tender offer): method by which a person approaches all the holders of shares in a specific company, offering to buy the shares or bonds they own within a specific period of time and for a price, paid in cash, which normally remains fixed for as long as the offer remains open. The offer is subject to acceptance by a number of shareholders representing a pre-established percentage of the capital stock, otherwise it becomes automatically null and void.

**OPAS (Italy)** Tender and share exchange offer.

**OPS (Italy)** Share exchange offer: This is a public purchase offer in which the price is not paid in cash but by transferring other securities (e.g. ordinary shares in the company promoting the PPO).



**Options** These represent a right, not a commitment, to purchase (call option) or to sell (put option) a financial instrument at a pre-established price or on a fixed date in the future.

**Origination** Activity involving the subscription and placement of debt securities (debt underwriting) or equities (equity underwriting). This includes contact with the potential client, obtaining a mandate, management and coordination of the security subscription and placement stages.

**OTC (over the counter)** Transactions carried out directly between the parties, without using a regulated market.

**Package accounts** Fixed fee current accounts which offer services in addition to basic banking services.

**Performing loan** Credit position of the bank with a customer who is deemed to be solvent and therefore able to make repayments as scheduled.

**Performing (non-performing)** Term which refers generally to regularly (non regularly) performing loans. Non-performing loans are generally associated with bad and doubtful debts.

**Preference Convertible Bonds** A hybrid form of capitalisation: subordinated bond convertible into ordinary shares.This bond only entitles one to receive a fixed coupon if the issuing company distributes dividends.

**Preference shares** Shares with compensation linked to market rates with particularly stringent forms of subordination, e.g. the failure to recover interest not paid by the issuer in subsequent financial years and sharing in the losses of the issuer itself should they lead to a significant reduction in capital requirements. Regulatory instructions establish the conditions on the basis of which preference shares can be counted as part of the Tier 1 Capital of banks and banking groups.

**Price/Book value** Indicator which compares the price per share to the net asset value per share.

**Price/Earnings** Ratio of the price per share to the net profit per share.

**Primary market** Securities market in which newly issued shares and bonds are exchanged between issuer and first investor.

**Private Banking** Financial services targeted at private "high end" customers for the overall management of their financial needs.

**Rating** Assessment of the degree of risk that a specific debtor, company or public body will default. This assessment takes the form of a concise judgement expressed by a conventional value which reflects the debtor's creditworthiness.

**Replenishments** Procedure which allows the arranger always to maintain the total amount of loans included in a securitisation transaction at the same level.

**Restructured loan** Situation in which the bank has agreed upon an extension of the repayment deadline with the debtor, renegotiating the exposure at lower interest rates than the market rates.

**Retail** Customer segment which mainly includes individuals, professionals, shop-keepers and craftsmen.

**Retail banking** Financial services aimed at the retail segment.

**Revolving Credit** A form of financing in which the bank makes funds available to the customer up to a maximum amount. The customer can use the funds as required within a specific period of time.

**ROE (Return on equity)** Profitability index that measures the ratio of net profits for the fiscal year to shareholders' equity (for the latter, the figure for the end of the period is considered, excluding net profit for the fiscal year).

**Secondary market** Securities markets in which securities previously placed in the primary market are traded among investors.

**Security Agreement** Document issued by the debtor to the creditor, which gives the latter a right of pre-emption over specific property. This right ceases once the debtor has paid all monies owed to the creditor, as established in the loan agreement.

**Securitisation** Transfer of credits or other non-negotiable financial assets to a specialised company whose exclusive purpose is to perform these transactions and which converts these credits or assets into securities which can be traded in a secondary market.

**Senior Underwriter** Main underwriter who deals directly with the issuer. It normally subscribes to the whole issue, arranging for redistribution to secondary underwriters.

**Servicing** In the context of a securitisation transaction, this is the collection of money for loans sold and management of the recovery procedures. The company assigned to perform this activity is known as the "Servicer".

**Short-term loans (Italy)** Transactions maturing within a maximum period of eighteen months.

**Sole agent** Manager of the financial flows of the transaction (disbursement of financing, payment of interest, etc).

**STAR (Segmento Titoli ad Alti Requisiti)** Segment of the stock exchange dedicated to medium-capitalisation companies which have specific requirements in terms of distribution to the public, governance, investor information mechanisms.

**Step-up bonds** Fixed-rate bonds with coupons that grow over time.

**Step-up issues** Issue of fixed rate bonds with coupon amounts growing over time.

**Stock options** Company share purchase options, are issued under specific capital increases and grant the right to purchase the shares within a set term and for a fixed price. They are used as a form of supplemental compensation to provide incentives and obtain the loyalty of individual employees, specific categories or all employees.

**Strike price** The price at which the securities in an option contract are sold or purchased on the established date. The price is set when the contract is drawn up.

**Structured bonds** Bonds whose interest and/or redemption value depend on a real-value parameter (linked to the price of a basket of goods or services), currency parameter (linked to exchange rates), monetary parameter (e.g. ABI prime rate) or financial parameter (e.g. performance of securities issued by banks).

**Structuring and arranging** Co-ordination and structuring of a complex financial transaction.

**Swaps (interest rate and currency swaps)** Transactions involving the exchange of financial flows between operators according to specific contractual methods. In the case of interest rate swaps, the parties exchange interest payment flows calculated on a notional reference capital on the basis of various different criteria (e.g. one party pays a fixed rate and the other a variable rate). A specific case is that of basis swaps for which both of the rates to which payments are tied are variable but based on different base rates. In the case of currency swaps, the parties exchange specific amounts of two different currencies, repaying them over time according to pre-established terms relating both to capital and interest.

**Syndication** Co-operation aimed at carrying out a shared project, such as new share issues and financing of major projects.

**Take-over** Acquiring control of a company.

**Technical reserves** Provisions made by insurance companies to cover debts and commitments towards their insurance policy holders.

**Tier 1** See Tier 1 Capital.

**Tier 2** See Tier 2 Capital.

**Tier 1 capital** This consists of paid-up capital, reserves and the fund for general banking risks, net of own shares, intangible fixed assets, losses recorded during previous financial years and/or the current one.

**Tier 2 capital** This consists of revaluation reserves, hybrid capital instruments, subordinated liabilities and other positive elements, minus any net losses on securities and other negative items.

**Type (of loan facility or deposit)** Pre-established contractual basis for a specific deposit or loan facility.

**Unit-linked** Life insurance policies with performance linked to the value of investment funds.

**Upper tier II** Hybrid capital instruments (e.g. perpetual loans) which constitute the highest level of Tier 2 capital.

**VaR (Value-at-Risk)** Method used to measure market risk, based on probabilities, quantifying risk on the basis of the maximum loss which may be expected with a certain degree of probability, based on historical variations in the price of an individual position or an entire portfolio and with reference to a specific time period.

**Write-back** Recovery of value of asset items written down in previous financial years.

**Writedown** Reduction in value or depreciation/ amortisation of elements in the asset section of the balance sheet.

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Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

Printed by: Bertieri Istituto Grafico - Monza
May 2004

UniCredit